Form 20-F
period 2007-12-31
A-Power Energy Generation Systems, Ltd.
filed 2008-07-11
CIK 1399233

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from              to             .

Commission file number: 001-33820

A-POWER ENERGY GENERATION SYSTEMS, LTD.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

British Virgin Islands
(Jurisdiction of incorporation or organization)

No. 64 Huanghai Road
Yuhong District
Shenyang, Liaoning, China
(Address of principal executive offices)

Edward Meng
Chief Financial Officer
(86) 10-24-31013399
No. 64 Huanghai Road
Yuhong District
Shenyang, Liaoning, China
(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary Shares, par value US$0.0001 per share	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

NONE
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
NONE
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 5,000 ordinary shares (all of which were owned by Chardan South China Acquisition Corporation)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   ☐  Yes    ☒  No

If this annual report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes     ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

☐  Large accelerated filer    ☐  Accelerated filer    ☒  Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒  U.S. GAAP    ☐  International Financial Reporting Standards as issued by the International Accounting Standards Board    ☐  Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

INTRODUCTION

In this annual report, unless otherwise indicated,

(1) “we,” “us,” “our company” “the company,” “our” and “A-Power” refer to A-Power Energy Generation Systems, Ltd. (formerly known as China Energy Technology Limited), its predecessor entities and subsidiaries;

(2) “Chardan” refers to Chardan South China Acquisition Corporation and its predecessor entities and subsidiaries;

(3) “Head Dragon Holdings” refers to Head Dragon Holdings Limited, a wholly-owned subsidiary of ours, and its subsidiaries;

(4) “China” and “PRC” refer to the People’s Republic of China, and solely for the purpose of this annual report, excluding Taiwan, Hong Kong and Macau;

(5) “U.S. GAAP” refers to generally accepted accounting principles in the United States; and

(6) all references to “RMB” and “Renminbi” are to the legal currency of China and all references to “U.S. dollars,” “US$,” “dollars” and “$” are to the legal currency of the United States.

Under the laws of the British Virgin Islands and our Memorandum of Association, we are authorized to issue “ordinary shares” rather than “common stock” and the holders of our ordinary shares are referred to as “members” rather than “shareholders.” In this annual report, references that would otherwise be to ordinary shares and members are made to common stock and shareholders, which are terms more familiar to investors trading on the NASDAQ Global Select Market, which is the exchange on which our shares are listed.

Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

In January 2008, A-Power (formerly known as China Energy Technology Limited), a British Virgin Islands company, completed the acquisition of all of the issued and outstanding common stock of Head Dragon Holdings, a Hong Kong company that owns a controlling interest in operating companies in the PRC known as “GaoKe.” Immediately after that stock purchase, Chardan merged with and into A-Power, which was its wholly-owned subsidiary, for the purpose of changing its domicile, with each outstanding share of Chardan common stock automatically converting into one share of A-Power common stock, each outstanding Chardan warrant automatically converting into one A-Power warrant and each outstanding Chardan unit automatically converting into one A-Power unit. On January 22, 2008, A-Power began trading on the NASDAQ Capital Market and on June 2, 2008, A-Power began trading on the NASDAQ Global Select Market. Before its merger with us in January 2008, Chardan was a blank check company with no operations and had been formed as a vehicle for an acquisition of an operating business in China. A-Power owns 100% of Head Dragon Holdings.

This annual report on Form 20-F includes (1) audited consolidated balance sheets of Head Dragon Holdings at December 31, 2007 and 2006 and audited consolidated statements of income and comprehensive income, shareholders’ equity and cash flows of Head Dragon Holdings for each of the fiscal years ended December 31, 2007, 2006 and 2005; (2) audited consolidated balance sheets of Chardan at December 31, 2007 and 2006 and audited consolidated statements of income and comprehensive income, shareholders’ equity and cash flows of Chardan for each of the fiscal years ended December 31, 2007, 2006 and 2005; and (3) an unaudited pro forma combined balance sheet at December 31, 2007 and an unaudited pro forma combined statement of income for the fiscal year ended December 31, 2007, giving effect to our acquisition of all of the issued and outstanding stock of Head Dragon Holdings and Chardan’s merger with and into us, both of which took place on January 18, 2008.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things:

•	our future business development, results of operations and financial condition;

•	our projected revenues, profits, earnings and other estimated financial information; and

•	our anticipated growth strategies, including our expansion in the international distributed power generation and micro power grid market and the wind energy business.

The forward-looking statements included in this annual report on Form 20-F are subject to risks, uncertainties and assumptions about our company. Our actual results of operations may differ materially from the forward-looking statements as a result of risk factors described under Item 3.D, “Key Information —Risk Factors,” of this annual report, including the following risks:

•	a slow-down of economic growth or an economic downturn in the PRC or globally, which could adversely affect our growth and profitability;

•	encountering trade barriers in expanding to markets outside of the PRC;

•	difficulty establishing adequate management, legal and financial controls in the PRC, which could result in misconduct and difficulty in complying with applicable laws and requirements;

•	a change in the PRC’s policies toward or nationalization of private enterprise;

•	adverse regulatory changes in the PRC on companies that develop power grids and power generation systems;

•	continued compliance with government regulations;

•	ability to attract and retain key executives and affordable engineering talent;

•	difficulty in managing rapid growth;

•	ability to attract new customers;

•	fluctuations in customer demand;

•	intensity of competition from or introduction of new and superior products by other providers of distributed power generation and other energy generation technology;

•	timing and market acceptance of new products; and

•	geopolitical events and regulatory changes.

This listing of risks is not exhaustive. Other sections of this annual report include additional factors that could adversely impact our business and financial performance. You should read these statements in conjunction with the risk factors disclosed in Item 3.D., “Key Information — Risk Factors,” of this annual report and other risks outlined in our other filings with the Securities and Exchange Commission. Moreover, we operate in an emerging and evolving environment. New risk factors may emerge from time to time, and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Except as may be required by applicable law, we do not intend to update or revise any forward-looking statements in this annual report, whether as a result of new information, future events or otherwise.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following tables present selected historical consolidated financial data for Head Dragon Holdings and Chardan and selected unaudited pro forma combined financial data giving effect to A-Power’s acquisition of Head Dragon Holdings and Chardan’s merger with and into A-Power.

The selected consolidated statement of operations data for Head Dragon Holdings for the years ended December 31, 2005, 2006 and 2007 and the selected consolidated balance sheet data as of December 31, 2006 and 2007 have been derived from the audited consolidated financial statements of Head Dragon Holdings included elsewhere in this annual report and should be read in conjunction with those financial statements and the accompanying notes and Item 5, “Operating and Financial Review and Prospects.” The selected consolidated statement of operations data for Head Dragon Holdings for the years ended December 31, 2003 and 2004 and the selected consolidated balance sheet data for Head Dragon Holdings as of December 31, 2003, 2004 and 2005 has been derived from Head Dragon Holdings’ audited consolidated financial statements for these periods and dates, which are not included in this annual report.

The selected statement of operations data for Chardan for the years ended December 31, 2005, 2006 and 2007 and the selected balance sheet data for Chardan as of December 31, 2006 and 2007 have been derived from the audited financial statements of Chardan included elsewhere in this annual report and should be read in conjunction with those financial statements and the accompanying notes and Item 5, “Operating and Financial Review and Prospects.” The selected balance sheet data for Chardan as of December 31, 2005 has been derived from Chardan’s audited balance sheet as of that date, which is not included in this annual report. Chardan’s date of inception was March 10, 2005.

Head Dragon Holdings’ and Chardan’s financial statements were prepared and are presented in accordance with U.S. GAAP. Historical results of Head Dragon Holdings and Chardan included below and elsewhere in this annual report are not necessarily indicative of our future performance.

On January 18, 2008, A-Power completed its acquisition of Head Dragon Holdings and immediately thereafter Chardan merged with and into A-Power. Following these transactions, Head Dragon Holdings became a 100% owned subsidiary of A-Power. The selected unaudited pro forma combined statement of operations data for the year ended December 31, 2007 and the selected unaudited pro forma combined balance sheet data as of December 31, 2007 have been derived by the application of pro forma adjustments to the historical consolidated financial statements of Head Dragon Holdings and Chardan as of and for the year ended December 31, 2007. The selected unaudited pro forma financial data should be read in conjunction with the unaudited pro forma combined financial statements and accompanying notes included elsewhere in this annual report. You should not rely on the unaudited pro forma combined financial data included below and elsewhere in this report as being indicative of the historical results that would have occurred had the companies been combined or as being indicative of our future performance.

Head Dragon Holdings Selected Statement of Operations Data

	For the year ended December 31,
	2007	2006	2005	2004	2003
	(in thousands, except per share data)
Revenue	$152,544	$98,705	$75,452	$40,453	$19,221
Cost of sales and business taxes	131,987	85,915	66,946	36,033	17,467
Gross profit	20,557	12,790	8,506	4,420	1,754
Income from operations	17,075	10,890	6,584	3,615	1,612
Net income (1)	15,214	7,511	4,378	2,545	1,358
Foreign currency translation adjustment	1,542	162	354	76	(117)
Comprehensive income	16,756	7,672	4,732	2,621	1,241

Earnings per share:
Basic	1.86	37.55	21.89	12.73	6.79
Diluted	1.78	37.55	21.89	12.73	6.79

Weighted average number of shares outstanding:
Basic	8,160,548	200,000	200,000	200,000	200,000
Diluted	8,552,329	200,000	200,000	200,000	200,000

Cash dividend per share:
$US	-	25.09	-	-	-
RMB	-	200.0	-	-	-

(1) Head Dragon Holdings had no discontinued operations.

Head Dragon Holdings Selected Consolidated Balance Sheet Data

	As of December 31,
	2007	2006	2005	2004	2003
	(in thousands)
Current assets	$59,963	$32,396	$24,170	$15,381	$4,963
Total assets	68,448	37,957	29,844	22,315	8,526

Current liabilities	36,914	25,943	13,818	11,021	3,465
Total liabilities	36,914	25,943	13,818	11,021	3,465

Chardan Selected Statement of Operations Data

	For the year ended December 31, 2007	For the year ended December 31, 2006	For the period from March 10, 2005 (inception) to December 31, 2005
	(in thousands, except per share data)
Revenue	$-	$-	$-
Operating loss	(1,228)	(678)	(234)
Interest income on trust account	865	833	348
Net income (loss) (1)	(679)	49	69

Income (loss) per share – basic and diluted	(0.10)	0.01	0.02

Weighted average number of shares outstanding – basic and diluted	7,000,000	7,000,000	3,978,049

Cash dividend per share	-	-	-

(1) Chardan had no discontinued operations.

Chardan Selected Consolidated Balance Sheet Data

	As of December 31,
	2007	2006	2005
	(in thousands)
Current assets	$32,376	$31,455	$31,222
Total assets	32,376	31,690	31,342

Current liabilities	1,968	604	305
Common stock subject to possible conversion of 1,149,425 shares at conversion value	5,964	5,964	5,964
Total liabilities	7,932	6,568	6,269

Selected Unaudited Pro Forma Combined Financial Data

The stock purchase transaction resulted in shareholders of Head Dragon Holdings obtaining a majority of the voting interests in A-Power. Generally accepted accounting principles require that the company whose shareholders retain the majority voting interest in a combined business be treated as the acquirer for accounting purposes. Since Chardan did not have any assets with operating substance except cash, the transaction has been accounted for as reorganization and recapitalization of Head Dragon Holdings. The stock purchase transaction utilizes the capital structure of Chardan and the assets and liabilities of Head Dragon Holdings are recorded at historical cost. Although Head Dragon Holdings will be deemed to be the acquiring company for accounting and financial reporting purposes, the legal status of A-Power as the surviving corporation will not change.

We have presented below selected unaudited pro forma combined financial data that reflects the result of the stock purchase transaction and is intended to provide you with a better picture of what our businesses might have looked like had they actually been combined during the period and at the date presented. The combined financial data may have been different had the companies actually been combined during the period and at the date presented. The selected unaudited pro forma combined financial data does not reflect the effect of asset dispositions, if any, or cost savings that may result from the stock purchase. You should not rely on the selected unaudited pro forma combined financial data as being indicative of the historical results that would have occurred had the companies been combined or the future results that may be achieved after the stock purchase.

The following selected unaudited pro forma combined financial data has been derived from, and should be read in conjunction with, the unaudited pro forma combined financial statements and accompanying notes thereto included elsewhere in this annual report.

Year ended December 31, 2007
(in thousands, except per share data)
Revenue	$152,544
Cost of sales and business taxes	131,987
Gross profit	20,557
Income from operations	15,847
Net income	15,047

Net income per share assuming no exercise of conversion rights of Chardan common stock and exchange of all 650,000 shares of Head Dragon Holdings preferred shares for common stock:
Basic	0.73
Diluted	0.59

Cash dividend per share	—

As of December 31, 2007
(in thousands)
Current assets	$92,339
Total assets	100,824

Current liabilities	38,369
Total liabilities	38,369

Exchange Rate Information

Our functional currency is the RMB, however, we, including Head Dragon Holdings, report in U.S. dollars. The financial statements of our foreign subsidiaries have been translated into U.S. dollars in accordance with SFAS No. 52, "Foreign Currency Translation". All asset and liability accounts have been translated using the exchange rate in effect at the balance sheet date. Equity accounts have been translated at their historical exchange rates when the capital transaction occurred. Statements of operations amounts have been translated using the average exchange rate for the year. At December 31, 2007, our revenues and expenses maintained in Renminbi were translated to U.S. dollars at US$1.00 = RMB 7.61 and our assets and liabilities maintained in Renminbi were translated to U.S. dollars at US$1.00 = RMB 7.29. The foreign currency translation adjustment of $2,016,250 has been reported as accumulated other comprehensive income in the consolidated statement of stockholders’ equity and comprehensive income.

We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York.

Period	Period End	Average	Low	High
	(RMB per US$1.00)
2003	8.2767	8.2772	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1940	8.2765	8.0702
2006	7.8041	7.9723	8.0702	7.8041
2007	7.2946	7.6072	7.8127	7.2946
December	7.2946	7.3682	7.4120	7.2946
2008
January	7.1818	7.2405	7.2946	7.1818
February	7.1115	7.1644	7.1973	7.1100
March	7.0120	7.0722	7.1110	7.0105
April	6.9870	6.9997	7.0185	6.9840
May	6.9400	6.9725	7.0000	6.9840
June	6.8718	6.9113	6.9361	6.8421

(1)	Annual averages are calculated by using the average of the noon buying exchange rates for each trading day during the annual period.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Business

Our limited operating history and recent entrance into new markets may make it difficult for you to evaluate our business and future prospects.

GaoKe commenced operations in 2003 and to date we have conducted nearly all of our business within China. Accordingly, our operating history upon which you can evaluate the viability and sustainability of our business and its acceptance by industry participants is limited. Our business model has evolved in conjunction with our entrance into the international distributed power generation and micro grid market as well as our entrance into the wind energy market, and it continues to evolve in conjunction with the evolution of the alternative energy market in China and globally. These circumstances may make it difficult for you to evaluate our business and future prospects, and you should not rely on our past results or our historic growth rate as an indication of our future performance.

Our revenue depends on gaining new customers and we do not have long-term purchase commitments from our customers.

Our revenues result from performing individual contracts that, once completed, typically produce only a limited amount of ongoing revenues for maintenance and other services. Furthermore, customers may change or delay or terminate orders for products without notice for any number of reasons unrelated to us. As a result, in order to maintain and expand our business, we must be able to replenish the orders in our pipeline on a continuous basis. We may not be successful in securing new contracts and therefore our revenues and profits may be reduced. It is also possible that some of our potential customers could choose the products of our competitors instead. Should they do so, we would suffer a decline in revenues and profitability.

If we do not manage our growth successfully, our growth and opportunity to maintain and increase profitability may be hindered or impeded.

We have expanded our operations rapidly during the last several months, and we plan to further our expansion efforts by capitalizing on acceleration of westward industrial expansion in China into areas poorly served by the national power grid, targeting customers outside of China and increasing and enhancing our ability to produce wind turbines. This expansion has created significant demands on our corporate administrative, operational and financial personnel and other human resources. Additional expansion into existing or new markets and new lines of business could strain these resources and increase our need for capital, which may result in cash flow shortages. Our resources may not be adequate to support our desired expansion. Consequently, our ability to take advantage of market demand for our products and services and to maintain and increase our profitability may be hindered or impeded.

A lack of adequate engineering resources could harm the profitability of our business and damage our business prospects.

The plentiful supply of affordable engineering talent in China is a key element of our overall business strategy. However, if the available supply of engineers were to be absorbed by competing demands resulting from China’s continuing economic expansion, the cost of hiring, training and retaining capable engineers would likely increase. This could result in a reduction in our profitability and business prospects, or could even force a change in our business strategy, for example, by requiring us to subcontract certain parts of our activities at higher cost than performing them internally.

We may not be able to retain, recruit and train adequate management personnel, and increased competition for qualified personnel in China could result in an increase in wages that we may not be able to offer in order to stay competitive.

Our success is dependent, to a large extent, on its ability to retain the services of our executive management personnel, who have contributed to our growth and expansion. Our executive team plays an important role in our operations and the development of our new products. Accordingly, the loss of their services, in particular those of Mr. Jinxiang Lu, our Chairman and Chief Executive Officer, without suitable replacement (which may be difficult to find), could have an adverse affect on our operations and future business prospects.

Because Chinese law governs a majority of our material agreements, we may not be able to enforce our legal rights within the PRC or elsewhere, which could result in a significant loss of business, business opportunities, or capital.

Chinese law governs a majority of our material agreements. We and our PRC subsidiaries may not be able to enforce our material agreements, and remedies may not be available outside of the PRC. The system of laws and the enforcement of existing laws in the PRC may not be as certain in implementation and interpretation as in the U.S. The Chinese judiciary is relatively inexperienced in enforcing corporate and commercial law, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. The inability to enforce or obtain a remedy under any of our future agreements could result in a significant loss of business, business opportunities or capital.

Systems that we develop and install may contain design or manufacturing defects, which could result in reduced demand for our services and customer claims and uninsured liabilities.

We design, produce and oversee the construction of relatively large and complex electric generating, co-generation and micro grid power networks. At times these systems may contain design or manufacturing errors or defects, including defects in equipment that we purchases for use with our systems. Any defects in our systems may result in claims for economic damage, delays in completion, or reduced or cancelled customer orders. If these types of problems occur, we may incur additional costs, and if they occur frequently, we may sustain additional costs, loss of business reputation and legal liability.

The liability of product suppliers in China is evolving. Until recently that liability has been difficult to impose for various reasons, including an underdeveloped civil justice system. As a result, the need for insurance has not been substantial, and the types of insurance products that western companies typically procure to protect against these risks may be difficult or even impossible to obtain at reasonable cost or any cost.

A significant reduction in government subsidies and economic incentives could have a material adverse effect on our results of operations.

Demand for some of our products is influenced by government incentives aimed to promote greater use of these products, technologies and potential energy sources. In many instances, such as in the biomass power market, applications for alternative energy products and technologies may not be commercially viable (or would be significantly less attractive) without these government incentives.

The scope of the government incentives depends, to a large extent, on political and policy priorities in a given country, which could lead to a significant reduction in or a discontinuation of the support for these products, technologies or potential energy sources as the political or policy environment changes over time. A significant reduction in the scope of government incentive programs would have a materially adverse effect on the demand for some of our products and technologies, as well as our results of operations.

We expect to rely increasingly on our proprietary products and systems and on technology developed by our licensors, and if we or our licensors become involved in an intellectual property dispute, we may be forced to spend a significant amount of time and financial resources to resolve such intellectual property dispute, diverting time and resources away from our business and operations.

Our business is based on a number of proprietary products and systems, which we protect as trade secrets, and we recently licensed wind turbine technology from third parties. We expect that our reliance on these proprietary products, systems and technology will grow, as the functionality of distributed power generation and micro power grids increases to meet customer demand, as we commence and expand our wind turbine production and as we try to open new markets for our products. If a third party should infringe on any of our intellectual property rights or those of our licensors, we may need to devote significant time and financial resources to attempt to halt the infringement, and we may not be successful in such a dispute. Similarly, in the event of an infringement claim against us or our licensors, we may be required to spend a significant amount of time and financial resources to resolve the claim. We may not be successful in defending our position or negotiating an alternative. Any litigation could result in substantial costs and diversion of our management resources and could materially and adversely affect our business and operating results.

We may develop new products that do not gain market acceptance, which would result in the failure to recover the significant costs for design and manufacturing services for new product solutions, thus adversely our affecting operating results.

We operate in an industry that is developing rapidly. We face competition from a variety of environmentally friendly energy generation sources, such as solar power. Our position in this marketplace depends on the continued economic advantage of our systems relative to a large and growing number of competing alternatives. A technological breakthrough in any of those competing industries could cause a sudden unfavorable shift in our competitive position. While we are seeking to diversify our product and service offerings, at this point our principal activities remain in areas where only marginal improvements in efficiency are expected. As a result, we must expend funds and commit resources to research and development activities, possibly requiring additional engineering and other technical personnel; purchasing new design, production, and test equipment; and enhancing our design and manufacturing processes and techniques. We could, therefore, incur significant costs for design and manufacturing services for new product solutions that do not generate a sufficient return on that investment, which would adversely affect our future operating results. Our future operating results will depend significantly on our ability to provide timely design and development services for new products that compete favorably with design and development capabilities of third party suppliers in the overall power generation and distribution field.

Our alternative energy products and systems compete with different products and systems as well as other renewable energy sources in the alternative energy market. If we fail to adapt to changing market conditions and to compete successfully with existing or new competitors, our business prospects and results of operations would be materially and adversely affected.

The alternative energy market is competitive and rapidly evolving. The number of alternative energy systems and product manufacturers is rapidly increasing due to the growth of actual and forecast demand for alternative energy sources. If we fail to attract and retain customers in our target markets for our current and future products and systems, we will be unable to increase our revenues and market share.

We often compete with local and international producers of alternative energy systems and products that are substantially larger than us, including the divisions of large international conglomerates. We may also face competition from new entrants to the market for alternative energy systems and products, including those that offer more advanced or different technological solutions or that have greater financial resources. A significant number of potential competitors are developing or currently producing products based on advanced technologies which may eventually offer cost advantages over our products, systems and technologies. A widespread adoption of any of these competitive technologies could result in a rapid decline in our position in the renewable energy market and our revenues if we fail to adopt such technologies. Furthermore, the entire alternative energy industry also faces competition from conventional energy and non-renewable energy providers.

Many of our existing and potential competitors have substantially greater financial, technical, manufacturing and other resources than we do. The greater size of many of our competitors provides them with cost advantages as a result of their economies of scale and their ability to obtain volume discounts and purchase raw materials at lower prices. As a result, such competitors may have stronger bargaining power with their suppliers and have an advantage over us in pricing as well as securing sufficient supply of required components during times of shortage. Many of our competitors also have better brand name recognition, more established distribution networks, larger customer bases or more in-depth knowledge of the target markets. As a result, they may be able to devote greater resources to the research and development, promotion and sale of their products and respond more quickly to evolving industry standards and changes in market conditions as compared to us. Our failure to adapt to changing market conditions and to compete successfully with existing or future competitors would have a material adverse effect on our business, prospects and results of operations.

Our entrance into the international distributed power generation and micro power grid market may not prove successful, and capital, resources and management’s time and attention would have been diverted to such projects for the international market instead of focusing on the Chinese market.

To date we have conducted nearly all of our business within China. However, we have procured our first international contracts and intend to expand our international activities substantially. While the manner in which we plan to do expand outside of China will likely not involve large amounts of capital and resources, it will require meaningful amounts of management time and attention. Our products and our overall approach to the distributed power generation and micro grid business may not be accepted in other markets to the extent needed to make that effort profitable. In addition, the additional demands on our management from these activities may detract from their efforts in the Chinese market, causing the operating results in our principal customer market to be adversely affected.

We may encounter trade barriers in expanding to our targeted emerging markets and may be subject to tariffs and taxes that will result in significant additional costs for our business and products.

We may experience barriers to conducting business and trade in our planned expansion to our targeted emerging markets (initially India and Indonesia). These barriers may be in the form of delayed customs clearances, customs duties or tariffs. In addition, we may be subject to repatriation taxes levied upon the exchange of income from local currency into foreign currency, substantial taxes of profits, revenues, assets and payroll, as well as value-added tax. The markets into which we may expand may impose onerous and unpredictable duties, tariffs and taxes on its business and products. These barriers or expenses could have an adverse effect on our operations and financial results.

Expanding our operations outside of China will subject us to significant worldwide political, economic, legal and other uncertainties.

Our principal operations are in China. Because we develop all of our products in China, substantially all of the net book value of our total consolidated fixed assets will be located there.

As we expand our efforts to sell our products and services internationally, we expect to have receivables from and goods in transit outside of China. Protectionist trade legislation such as a change in export or import legislation, tariff or duty structures, or other trade policies, could adversely affect our ability to sell products in new markets, or even to purchase raw materials or equipment from foreign suppliers.

We are also subject to numerous national, state and local governmental regulations, including environmental, labor, waste management, health and safety matters and product specifications. We are subject to laws and regulations governing our relationship with our employees, including: wage and hour requirements, working and safety conditions, citizenship requirements, work permits and travel restrictions. These include local labor laws and regulations, which may require substantial resources for compliance. We are subject to significant government regulation with regard to property ownership and use in connection with our leased facilities in China, import restrictions, currency restrictions and restrictions on the volume of domestic sales and other areas of regulation, all of which impact our profits and operating results.

Because we plan to increase the amount of business we conduct outside the PRC and may use currencies other than the Renminbi, we may experience a decrease in earnings because of the fluctuation of the Renminbi against other currencies.

The value of the Renminbi, the main currency used in the PRC, fluctuates and is affected by, among other things, changes in the PRC’s political and economic conditions. The conversion of Renminbi into foreign currencies such as the U.S. dollar has been generally based on rates set by the People’s Bank of China, which are set daily based on the previous day’s interbank foreign exchange market rates and current exchange rates on the world financial markets. While the official exchange rate had remained stable over the past several years, the PRC recently adopted a floating rate with respect to the Renminbi, with permitted ranges of fluctuation. Since we are planning to increase the amount of business that we conduct outside the PRC, and may use currencies other than the Renminbi, any fluctuation in the value of the Renminbi could have various adverse effects on our business.

We will be subject to various tax regimes, so any change in tax laws and regulations in any one of the relevant jurisdictions may result in reduced profitability and an increase in tax liabilities.

We have operations in the PRC and subsidiaries in Hong Kong and the PRC, and to the extent we expand to other emerging markets we would have operations in other jurisdictions as well. We will be subject to the tax regimes of the countries where we have operations or subsidiaries. Any change in tax laws and regulations or the interpretation or application thereof, either internally in one of those jurisdictions or as between those jurisdictions, may adversely affect our profitability and tax liabilities.

Inclement weather conditions could adversely affect our operating results in particular quarters and/or fiscal years.

We recognize revenue on our distributed power generation system projects on a percentage completion basis. Historically, we have completed these projects in 12-18 months. However, completion dates of our distributed power generation projects in Northern China, where a majority of our projects are located, are difficult to predict primarily due to the unpredictable and potentially harsh weather conditions in Northern China from November through March of each year. As a result, a significant amount of expected revenue could go unrealized in particular quarters and/or fiscal years. For example, cold and stormy weather conditions over the first three months of 2007 in Northern China resulted in significant delays in the construction and installation of many of our distributed power generation systems, which slowed the realization of revenues connected with those projects. The number and length of project delays resulting from adverse weather conditions are difficult to predict and may adversely affect our operating results in particular quarters and/or fiscal years.

We may experience construction and development delays on our projects which could adversely affect our financial condition and operating results.

The construction of distributed power generation systems and biomass power plants involves many risks, including shortages of equipment, material and labor, labor disturbances, accidents, inclement weather, unforeseen engineering, environmental, geological, delays and other problems and unanticipated cost increases, any of which could give rise to significant delays and/or cost overruns. Construction delays may result in loss of revenues. Failure to complete construction according to specifications may result in liabilities, decreased efficiency, increased operating costs and reduced earnings. No assurance can be given that construction of future projects will be completed on schedule or within budget.

In addition, we are evaluating opportunities in the market for the construction of biomass power plants. Substantial capital is required for developing and constructing new power plants and if we determine to enter that market we expect we will need to raise additional capital to pursue those opportunities. We may not be able to obtain new capital on reasonable commercial terms, or at all. Our ability to arrange financing and the cost of such financing depends on numerous factors, including general economic and capital market conditions, credit availability from banks or other lenders, investor confidence in us and the continued success of our business. Failure to obtain capital on reasonable commercial terms will increase our finance cost and may cause delays in any expansion plans. In addition, the operation of power plants involves many risks and hazards, including breakdown, failure or substandard performance of equipment, improper installation or operation of equipment, labor disturbances, natural disasters, environmental hazards and industrial accidents. The occurrence of material operational problems, including but not limited to the above events, may adversely affect the profitability of a power plant.

The development of our wind energy business will depend on the efforts of others.

In order to produce and sell the wind turbines that we intend to sell in China, we will depend on components produced by suppliers (some of whom are located outside of China), Norwin and Fuhrlander (who have licensed us the technology to produce and sell the wind turbines in China), and our customers (who must obtain the required property rights and permits to construct and operate the wind farm sites). The failure of any of these parties to perform their obligations will adversely affect our business and results of operations.

Some of the key components for our 2.5 MW wind turbines are currently available only from suppliers in Europe. We are seeking PRC-based suppliers of these components but it may be difficult to identify any such suppliers and if we do identify them, the lead time for the PRC-based suppliers may be too long for us to realize any cost savings in the short term or the quality of their components may not be as good as those produced by our suppliers in Europe. If we are unable to locate PRC-based suppliers of these wind turbine components or if we determine that the lead time required by them is not cost efficient or the quality of the components available from them is inadequate, we may not be able to produce enough wind turbines to meet the demands of customers or to operate our wind turbine production facility profitably, which would adversely affect our business and results of operations.

Future acquisitions may require us to incur costs and liabilities which may adversely affect our operating results.

In addition to internal growth, our current strategy involves growth through acquisitions of complementary technologies, businesses and services and strategic alliances. Like other companies with similar growth strategies, we may be unable to continue to implement our growth strategy, and this strategy may be ultimately unsuccessful. A portion of our expected future growth in revenues may result from acquisitions. We frequently engage in evaluations of potential acquisitions and negotiations for possible acquisitions, certain of which, if consummated, could be significant to us. Any potential acquisitions may result in material transaction expenses, increased interest and amortization expense, increased depreciation expense and increased operating expense, any of which could have a material adverse effect on our operating results. Acquisitions may entail integration and management of the new businesses to realize economies of scale and control costs. In addition, acquisitions involve other risks, including diversion of management resources otherwise available for ongoing development of our business and risks associated with entering new markets. We may not be able to identify suitable acquisition candidates in the future, obtain acceptable financing or consummate any future acquisitions. Finally, as a result of our acquisitions of other businesses, we may be subject to the risk of unanticipated business uncertainties or legal liabilities relating to those acquired businesses for which the sellers of the acquired businesses may not indemnify us. Future acquisitions may also result in potentially dilutive issuances of securities.

Decreases in the price of oil and gas could reduce demand for our distributed power generation and wind turbine systems, which would harm our ability to grow our business.

Higher oil and gas prices provide incentives for customers to invest in “green” energy technologies such as distributed power generation and wind turbine systems that reduce their need for petroleum-based fuels. Conversely, lower oil and gas prices would tend to reduce the incentive for customers to invest in capital equipment to produce electrical power. Demand for our products and services depends in part on the current and future commodity prices of oil and gas.

Risks Related to Doing Business in China

The PRC’s economic, political and social conditions, as well as governmental policies, could affect the financial markets in China and our liquidity and access to capital and our ability to operate our business.

Substantially all of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China’s economy differs from the economies of developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 20 years, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments, especially in major metropolitan areas, or changes in tax regulations that are applicable to us. More generally, if the business environment in China deteriorates from the perspective of domestic or international investors, our business in China may also be adversely affected.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our subsidiaries and affiliated entities in China. Our operations in China are governed by PRC laws and regulations. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. In addition, any litigation in China, regardless of outcome, may be protracted and result in substantial costs and diversion of resources and management attention.

Our U.S. shareholders may not be able to obtain jurisdiction over our officers or directors or access to our assets located in the PRC in the event of a lawsuit and, as a result, may not be able to enforce their legal rights against us and/or our officers and directors.

Because most of our officers and directors reside outside of the U.S., it may be difficult, if not impossible, to acquire jurisdiction over these persons in the event a lawsuit is initiated against us and/or our officers and directors by shareholders in the U.S. It also is unclear if extradition treaties now in effect between the U.S. and the PRC would permit effective enforcement of criminal penalties of federal securities laws. Furthermore, because substantially all of our assets are located in the PRC, it would also be extremely difficult to access those assets to satisfy an award entered against us in U.S. court. Moreover, we have been advised that the PRC does not have treaties with the U.S. providing for the reciprocal recognition and enforcement of judgments of courts. As a result, it may not be possible for investors in the U.S. to enforce their legal rights, to effect service of process upon our directors or officers or to enforce judgments of U.S. courts predicated upon civil liabilities and criminal penalties of our directors and officers under federal securities laws.

We may have difficulty establishing adequate management, legal and financial controls in the PRC, which could result in misconduct and difficulty in complying with applicable laws and requirements.

Our operations are conducted through subsidiary operating companies organized under the laws of the PRC. We acquired these Chinese operating companies, which we collectively refer to as “GaoKe,” in January 2008. As a privately held company in the PRC, GaoKe has not historically focused on establishing Western-style management and financial reporting concepts and practices, as well as modern banking, computer and other internal control systems. We may have difficulty in hiring and retaining a sufficient number of qualified internal control employees to work in the PRC. As a result of these factors, we may experience difficulty in establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet Western standards.

If the PRC does not continue its policy of economic reforms, it could result in an increase in tariffs and trade restrictions on products we produce or sell.

The PRC government has been reforming its economic system since the late 1970s. The economy of the PRC has historically been a nationalistic, “planned economy,” meaning it has functioned and produced according to governmental plans and pre-set targets or quotas.

However, in recent years, the PRC government has implemented measures emphasizing the utilization of market forces for economic reform and the reduction of state ownership in business enterprises. Our business has benefited greatly from that new outlook. Although we believe that the changes adopted by the PRC government have had a positive effect on the economic development of the PRC, additional changes still need to be made. For example, a substantial portion of productive assets in the PRC are still owned by government entities. Additionally, governments continue to play a significant role in regulating industrial development. We cannot predict the timing or extent of any future economic reforms that may be proposed.

A recent positive economic change has been the PRC’s entry into the World Trade Organization, the global international organization dealing with the rules of trade between nations. Many observers believe that the PRC’s entry will ultimately result in a reduction of tariffs for industrial products, a reduction in trade restrictions and an increase in international trade with China. However, the PRC has not yet fully complied with all of obligations that it must meet prior to being admitted as a full member of the WTO, including fully opening its markets to goods from other countries, currency exchange requirements and other measures designed to ease the current trade imbalance that China has with many of its trading partners. If the scheduled actions to rectify these problems are not completed, trade relations between China and some of its trading partners may be strained. While the majority of our business currently is conducted solely within China, this may have a negative impact on China’s economy generally, which would adversely affect our business. It could also reduce or eliminate any benefits that we hope to achieve by expanding our business internationally.

The Chinese government could change its policies toward, or even nationalize, private enterprise, which could reduce or eliminate the interests we hold in our Chinese operating subsidiaries.

Over the past several years, the Chinese government has pursued economic reform policies, including the encouragement of private economic activities and decentralization of economic regulation. The Chinese government may not continue to pursue these policies or may significantly alter them to our detriment from time to time without notice. Changes in policies by the Chinese government that result in a change of laws, regulations, their interpretation, or the imposition of high levels of taxation, restrictions on currency conversion or imports and sources of supply could materially and adversely affect our business and operating results. The nationalization or other expropriation of private enterprises by the Chinese government could result in the total loss of our investment in China.

A decrease in the rate of growth in Chinese industry and the Chinese economy in general may lead to a decrease our revenues because industrial companies in China are our principal current source of revenues.

Industrial companies operating in China are the principal current source of our revenues. Our business has benefited in the past from the rapid expansion of China’s industrial activity, which has created additional demand and led to the formation of numerous additional companies that have need for our products and services. China’s industrial expansion has been fueled in large measure by international demand for the low-cost goods that China is able to produce due to labor advantages and other comparative advantages, such as governmental subsidies to offset research and development expenses and taxes and reduced land use/facilities costs for targeted industries. The Chinese economy may not be able to sustain this rate of growth in the future and any reduction in the rate of China’s industrial growth or a shrinking of China’s industrial base could adversely affect our revenues. The resulting increase in competition for customers might also cause erosion of profit margins that we have been able to achieve historically.

Increased PRC Government restrictions and regulations on companies that develop power grids and power generation systems in China may limit our opportunity and growth.

We believe GaoKe is the only private company approved by the PRC Government to design, construct, install, and test individual power generation systems and micro power grids in China. This approval is currently for power generation systems ranging up to 25MW. To design, construct, install and test power generation systems over 25MW, GaoKe cooperates with a third party with the necessary approvals to complete such projects. This arrangement may not be allowed to continue and GaoKe may not be able to maintain its permits to design, construct, install and test power generation systems in China. If GaoKe is restricted from such activity, our revenues and profits would decline substantially.

Any limitation on the ability of our subsidiaries and affiliated entities to make dividend or distribution payments to us could have a material adverse effect on our ability to conduct our business.

Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries and affiliated entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries and affiliated entities in China incur debt on their own behalf in the future, the loan agreements governing that debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our subsidiaries’ ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiaries and affiliated entities to distribute dividends or other payments to us could materially limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, or otherwise fund and conduct our business.

The dividends we receive from our wholly-owned operating subsidiaries and our global income may be subject to PRC tax under the new PRC tax law, which would have a material adverse effect on our results of operations.

Under the Enterprise Income Tax Law enacted by the National People’s Congress of China, or the new PRC tax law, and the Implementation Regulations of the Enterprise Income Tax Law, both of which became effective on January 1, 2008, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and is subject to the enterprise income tax at the rate of 25% on its global income, and “de facto management bodies” is defined as the bodies that have material and overall management and control over the business, personnel, accounts and properties of the enterprise. If the PRC tax authorities subsequently determine that we and our subsidiaries established outside of China should be classified as a resident enterprise, then our global income including the dividends we receive from our subsidiaries incorporated in China will be subject to the enterprise income tax at the rate of 25%, which would have a material adverse effect on our business, financial condition and results of operations. The new PRC tax law and its implementation regulations further provides that dividends distributed between qualified resident enterprises, which means the investment income derived by a resident enterprise from direct investment in other resident enterprises with exception to the investment income from circulating stocks issued publicly by resident enterprises and traded on stock exchanges where the holding period is less than 12 months, shall be exempted from the enterprise income tax. As the term “resident enterprises” needs further clarification and interpretation, we cannot assure you that if we and our subsidiaries established outside of China are deemed as resident enterprises, the dividends distributed by our subsidiaries incorporated in China as foreign-invested enterprises to their direct shareholders would be regarded as dividends distributed between qualified resident enterprises, and be exempted from the enterprise income tax.

In addition, even if we and our subsidiaries established outside of China are not deemed to be resident enterprises, they still may be regarded as a “non-resident enterprise”, and under the new PRC enterprise income tax law and its implementation regulations, dividends payable by a foreign-invested enterprise in China to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The direct shareholders of our subsidiaries incorporated in China as foreign-invested enterprises are located in Hong Kong. According to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between China and Hong Kong in August 2006, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise).

The imposition of withholding tax on dividends payable by our PRC subsidiaries to us, or the imposition of PRC tax on our global income as a “resident enterprise” registered outside the PRC under the new enterprise income tax law could have a material adverse effect on our financial condition and results of operations.

Foreign exchange regulations in the PRC may affect our ability to pay dividends in foreign currency or conduct other foreign exchange business.

RMB is not presently a freely convertible currency, and the restrictions on currency exchanges may limit our ability to use revenues generated in RMB to fund our business activities outside the PRC or to make dividends or other payments in U.S. dollars. The PRC government, through the State Administration for Foreign Exchange (“SAFE”), regulates conversion of RMB into foreign currencies. Currently, Foreign Invested Enterprises (such as our operating subsidiaries) are required to apply for “Foreign Exchange Registration Certificates” and to renew those certificates annually. However, even with that certification, conversion of currency in the “capital account” (e.g. for capital items such as direct investments or loans) still requires the approval of SAFE. There is no assurance that SAFE approval will be obtained, and if it is not, it could impede our business activities and restrict our ability to pay dividends.

As a result of merger and acquisition regulations implemented on September 8, 2006 relating to acquisitions of assets and equity interests of Chinese companies by foreign persons, we expect that certain acquisitions will take longer and be subject to the scrutiny and approval of the PRC government authorities such that we may not be able to complete business combinations or acquisitions planned for our future growth.

On September 8, 2006, new regulations relating to acquisitions of assets and equity interests of Chinese companies by foreign persons (the “M&A Regulations”), which were adopted by China’s Ministry of Commerce and several other governmental agencies, took effect. We completed our acquisition of our Chinese subsidiaries in January 2008. The M&A Regulations contain a number of ambiguities and uncertainties that will be resolved only with the passage of time and their application to concrete situations. It is possible that the interpretations given to the M&A Regulations in the future will vary from those currently believed to be correct, and it may turn out to be the case that some aspect of our acquisition transaction is found to be subject to the regulations. It is not possible to know the effect of such a determination, but it could conceivably include invalidating the transaction in its entirety. Were that to occur, it is possible that we would lose our ownership interests in GaoKe, perhaps without any compensation to be paid, and that could make our common stock worth little or nothing.

In addition, we intend to grow our operations through acquisitions and business combinations with other companies, including companies in China, and such acquisitions and business combinations may be subject to the M&A Regulations and governmental approvals described above. To the extent that the M&A Regulations apply, we expect that transactions subject to compliance with the M&A Regulations will be more time consuming to complete than before the M&A Regulations took effect, will be more costly for the Chinese parties (making them less attractive), and will permit the government much more extensive opportunities for evaluation and control over the terms of the transaction. Therefore, it may not be possible to complete certain desirable acquisitions in China because the terms of the transaction may not satisfy the criteria used in the approval process or, even if approved, if they are not consummated within the time permitted by the approvals granted.

We face risks related to health epidemics and other outbreaks, or acts of terrorism, which could result in reduced demand for advertising or disrupt our operations.

Our business could be materially and adversely affected by the outbreak of avian flu, severe acute respiratory syndrome or another epidemic, or an act of terrorism. From time to time, there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. Any prolonged recurrence of avian flu, severe acute respiratory syndrome or other adverse public health developments in China or elsewhere in Asia may have a material and adverse effect on our business operations. For instance, an outbreak of avian flue, a recurrence of SARS, or any other epidemic may lead to health or other government regulations requiring temporary closure of our business or the businesses of our subcontractors, suppliers or customers. In addition, terrorist attacks, such as those that took place on September 11, 2001, geopolitical uncertainty and international conflicts, could have an adverse effect on our business operations. Any of these events could adversely affect China’s economy or cause a temporary closure of our business or the businesses of our subcontractors, suppliers or customers, which would severely disrupt our business operations and adversely affect our results of operations.

Natural disasters could disrupt the Chinese economy and our business.

In May 2008, a major earthquake struck Wenchuan in the Sichuan province in southwestern China, causing significant damage to the area, including Chengdu. The earthquake and its aftershocks caused great loss of life, injuries, property loss and disruption to the local economy. This earthquake or future geological occurrences could impact our business and the Chinese economy. A significant earthquake or other geological disturbance in any of China’s other more populated cities and financial centers could severely disrupt the Chinese economy, undermine investor confidence and have a material adverse effect on our business, financial condition, results of operations and prospects.

We have limited business insurance coverage in China.

The insurance industry in China is still at an early stage of development. In particular, PRC insurance companies do not offer extensive business insurance products. As a result, we have very limited business liability, disruption insurance, or product liability coverage for our operations in China. We have determined that the difficulties associated with acquiring such insurance on commercially applicable terms and the nature of the industry makes it impractical for us to obtain such coverage. Any business disruption, litigation or natural disaster could result in our incurring substantial costs and the diversion of our resources, which could adversely affect our operations and financial condition.

Risks Related to Our Shares

One of our shareholders beneficially owns approximately 30.8% of the outstanding shares of our common stock and may take or prevent certain types of corporate actions, to the detriment of other shareholders.

Our Chairman and Chief Executive Officer, Jinxiang Lu, beneficially owns approximately 30.8% of our outstanding common stock. Accordingly, Mr. Lu may exercise significant influence over all matters requiring shareholder approval, including the election of a majority of the directors and the determination of significant corporate actions. This concentration of ownership could increase, based on the terms under which we acquired our Chinese operating companies, if we reach certain levels of after-tax profit for each year through 2012 (1,000,000 shares per year for 2008 and 2009 and 2,000,000 shares per year for 2010 through 2012). If all such incentive shares are issued to Mr. Lu, then Mr. Lu could own a significantly greater percentage of our issued and outstanding common stock. This concentration of ownership could also have the effect of delaying or preventing a change in control that could otherwise be beneficial to our shareholders.

Being a foreign private issuer exempts us from certain Securities and Exchange Commission requirements that provide shareholders the protection of information that must be made available to shareholders of United States public companies.

We are a foreign private issuer within the meaning of the rules promulgated under the Securities Exchange Act of 1934. As such, we are exempt from certain provisions applicable to United States public companies including:

•  The rules requiring the filing with the Securities and Exchange Commission, or SEC, of quarterly reports on Form 10-Q or current reports on Form 8-K;

•  The sections of the Securities Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Securities Exchange Act;

•  Provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and

•  The sections of the Securities Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short swing” trading transactions (i.e., a purchase and sale, or a sale and purchase, of the issuer’s equity securities within less than six months).

Because of these exemptions, our shareholders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

We incur increased costs as a result of being a public company and trading on NASDAQ.

As a result of our business combination transactions and listing on the NASDAQ Capital Market January 2008 and the NASDAQ Global Select Market in June 2008, we have incurred and expect to continue to incur a significantly higher level of legal, accounting and other expenses than we did before we were listed on NASDAQ. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the NASDAQ Stock Market, have required changes in corporate governance practices of public companies listing on U.S. national stock exchanges, including foreign private issuers such as us. These rules and regulations have increased our legal and financial compliance costs and made certain activities more time-consuming and costly. In particular, compliance with Section 404 of the Sarbanes-Oxley Act, which requires public companies, subject to exceptions for newly public companies, to include a report of management on the effectiveness of the company’s internal control over financial reporting and obtain independent auditor attestation on management’s report, has increased our costs and will continue to place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

Investor confidence and the market price of our common stock may be adversely impacted if we fail to establish effective disclosure controls and procedures or we or our independent registered public accounting firm are unable to attest to the adequacy of our internal control over financial reporting in accordance with the requirements of Section 404.

As a public company we are required to establish and maintain effective disclosure controls and procedures. Although our management has determined that as of December 31, 2007 our disclosure controls and procedures were effective, they may not reach the same determination in future periods and the effectiveness determination as of December 31, 2007 may subsequently prove inaccurate. Recently, we received a complaint from a prior employer of our Chief Financial Officer alleging a breach of its Code of Conduct and Ethics due to his concurrent part-time employment with A-Power. We are currently reviewing this information under our Code of Conduct. To date, we have not concluded that there was any material departure under our Code of Conduct and have not granted any waiver or made any amendment to our Code of Conduct in response to this information. However, we have concluded we could enhance our disclosure controls and procedures in light of our becoming a public company.

We are also subject to the provisions of the Sarbanes-Oxley Act and are required under Section 404 of Sarbanes Oxley to include a report by our management assessing the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with the fiscal year ending December 31, 2008 (we have not included a management assessment in this annual report due to a transitional exception for newly public companies). Our management may conclude that our internal controls are not effective. Moreover, even if our management concludes that our internal controls are effective, our independent registered public accounting firm may disagree. If our independent registered public accounting firm is not satisfied with our internal control over financial reporting or the level at which our internal control over financial reporting is documented, designed, operated or reviewed, or if the independent registered public accounting firm interprets the requirements, rules or regulations differently than we do, then they may issue an adverse or qualified opinion.

Any of the above outcomes could result in a loss of investor confidence in the reliability of our audited consolidated financial statements, which could materially and adversely affect the trading price of our common stock. Furthermore, we will incur considerable costs and use significant management time and other resources in an effort to comply with our obligations as a public company including complying with Section 404. Our reporting obligations as a public company will continue to place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

The trading price of our common stock may fluctuate significantly and we may not be able to meet requirements for continued listing on NASDAQ.

The market price for our common stock is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our operating results;

•	announcements of technological or competitive developments by us and our competitors;

•	regulatory developments in China and our other target markets affecting us, our customers or our competitors;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other companies that focus on the China market;

•	departures or additions of executive officers or other key personnel; and

•	fluctuations in the exchange rates between the U.S. dollar and RMB.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our common stock. In addition, there is no assurance that we will continue to meet the NASDAQ Global Select listing requirements, or that there will be an active, liquid trading market for our common stock in the future. Failure to meet the NASDAQ Global Select Market’s continued listing requirements could result in the delisting of our common stock from the NASDAQ Global Select Market, which may adversely affect the liquidity of our shares, the price that can be obtained for them, or both.

We may not pay cash dividends, so the liquidity of a shareholder’s investment depends on his or her ability to sell shares at an acceptable price, and the market price of our shares may fluctuate greatly.

We have never paid any cash dividends on our common stock, and we may not pay cash dividends in the future. Instead, we expect to apply earnings toward the further expansion and development of our business. Thus, the liquidity of your investment is dependent upon your ability to sell stock at an acceptable price, rather than receiving an income stream from it. The price of our stock can go down as well as up, and fluctuations in market price may limit your ability to realize any value from your investment, including recovering the initial purchase price.

The anti-takeover provisions of our charter may have the effect of preventing an acquisition or tender offer which might be viewed by shareholders to be in their best interests.

The anti-takeover provisions of our Memorandum and Articles of Association are designed to discourage any tender offer or other attempt to gain control of us in a transaction that is not approved by our board of directors. However, to the extent these provisions successfully discourage a change of control or tender offer for all or part of our capital stock, they may have the effect of preventing an acquisition or tender offer which might be viewed by shareholders to be in their best interests.

Tender offers or other non-open market acquisitions of our shares will generally be made at prices above the prevailing market price of our shares and may cause the market price of our shares to reach levels that are higher than would otherwise be the case. Anti-takeover provisions may discourage such purchases and may thereby deprive shareholders of an opportunity to sell their shares at a temporarily higher price. Thus, these provisions may decrease the likelihood that a tender offer will be made, and, if made, will be successful. As a result, the provisions may adversely affect those shareholders who would desire to participate in a tender offer. These provisions may also serve to insulate incumbent management from change and to discourage not only sudden or hostile takeover attempts, but also any attempts to acquire control that are not approved by our board of directors.

We are organized under the laws of the British Virgin Islands and, because the rights of shareholders under British Virgin Islands law differ from those under U.S. law, you may have fewer protections as a shareholder.

Our corporate affairs are governed by our Memorandum and Articles of Association, the Business Companies Act of the British Virgin Islands and the common law of the British Virgin Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibility of our directors under British Virgin Islands law are governed by the common law of the British Virgin Islands and the Business Companies Act. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law.

As a British Virgin Islands company we may not be able to initiate shareholder derivative actions in U.S. courts and, in addition, British Virgin Islands courts are less likely to enforce against us judgments of courts in the U.S., thereby potentially depriving our shareholders of the ability to protect their interests.

British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a British Virgin Islands company, such as ours, being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the British Virgin Islands, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

The laws of the British Virgin Islands provide little protection for minority shareholders, so minority shareholders will have little or no recourse if they are dissatisfied with our conduct of our affairs.

Under the statutory law of the British Virgin Islands, the principal protection for minority holders is that shareholders may bring an action to enforce the constituent documents of the corporation, the Memorandum and Articles of Association. Shareholders are entitled to have the affairs of the company conducted in accordance with the general law and the memorandum and articles. Under these charter documents, the company is obliged to hold an annual general meeting and provide for the election of directors. The Business Companies Act also provides greater restrictions on the abilities of shareholders to initiate derivative actions than are provided under the laws of many U.S. jurisdictions.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law, since the common law of the British Virgin Islands for business companies is limited. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to law and the constituent documents of the corporation. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s memorandum or articles of association, then the courts will grant relief. Generally, the areas in which the courts will intervene are the following: (i) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority, (ii) acts that constitute fraud on the minority where the wrongdoers control the company, (iii) acts that infringe on the personal rights of the shareholders, such as the right to vote, and (iv) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders, which are more limited than the rights afforded minority shareholders under the laws of many states in the U.S.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

A-Power

A-Power Energy Generated Systems, Ltd. (formerly known as China Energy Technology Limited) was incorporated under the laws of the British Virgin Islands on May 14, 2007. Until January 18, 2008, A-Power was a wholly-owned subsidiary of Chardan South China Acquisition Corporation.

Chardan

Chardan South China Acquisition Corporation was a blank check corporation organized under the laws of the State of Delaware on March 10, 2005. Chardan was originally incorporated as “Chardan China Acquisition Corp. III,” but changed its name to Chardan South China Acquisition Corporation on July 14, 2005. Chardan was formed to effect a business combination with an unidentified operating business that had its primary operating facilities located in the PRC in any city or province south of the Yangtze River. In August 2005, Chardan successfully consummated an initial public offering of its equity securities from which it derived net proceeds of approximately $30.9 million. Before its merger with and into A-Power, the prices of Chardan’s common stock, warrants to purchase common stock and units (each unit consisting of one share of common stock and two warrants to purchase common stock) were quoted on the Over-the-Counter Bulletin Board under the symbols CSCA for the common stock, CSCAW for the warrants and CSCAU for the units. Approximately $29.8 million of the net proceeds of the initial public offering was placed in a trust account and was released to A-Power upon consummation of its acquisition of Head Dragon. The balance of the net proceeds from the initial public offering of approximately $1.1 million was used by Chardan to pay the expenses incurred in its pursuit of a business combination. Other than its initial public offering and the pursuit of a business combination, Chardan did not engaged in any business.

Head Dragon Holdings

Business Operations

Head Dragon Holdings itself does not engage in any operations. Head Dragon Holdings was formed to act as a holding company to hold the equity interests in GaoKe held directly or indirectly by certain stockholders of GaoKe. GaoKe is one of the leading Chinese companies that designs, constructs, and installs distributed power generation and micro power grids. The two GaoKe operating companies are Liaoning GaoKe Energy Group Company Limited (“GaoKe Energy”) and its subsidiary, Liaoning High-Tech Energy Saving and Thermoelectricity Design Research Institute (“GaoKe Design”). The two GaoKe operating companies are organized and exist under the laws of the PRC as foreign investment enterprises and GaoKe is the only private company authorized to develop, construct, install and test distributed power generation and micro power grids in China. The businesses of the GaoKe operating companies began in 2003.

For the years ended December 31, 2007, 2006 and 2005, GaoKe generated approximately $152.5 million, approximately $98.7 million, and approximately $75.5 million in revenue, respectively, principally from its contracts related to developing, constructing, installing, and testing on-site (distributed) power generation and micro power grids for factories in the steel, construction materials, cement, chemical, ethanol and food industries.

The management of GaoKe before its combination with A-Power was led by Mr. Jinxiang Lu. Mr. Lu became our Chairman and Chief Executive Officer upon consummation of the business combination, and has continued to operate GaoKe since the combination.

GaoKe Reorganization and Ownership

Head Dragon Holdings was established under Hong Kong law on June 30, 2006. On August 1, 2006, the initial beneficial owner of Head Dragon Holdings, Mr. Jinxiang Lu, entered into a reorganization agreement to exchange the equity interests which he held in GaoKe Energy for equity in Head Dragon Holdings Limited and a note for $7.7 million, effective August 7, 2006. As a result of this transaction, GaoKe Energy became a wholly owned subsidiary of Head Dragon Holdings and Mr. Jinxiang Lu remained as the sole shareholder of the outstanding ordinary shares of Head Dragon Holdings.

In May 2007, in connection with a debt and equity financing, Head Dragon Holdings issued 650,000 convertible preferred shares to 17 private investors. The ordinary shares owned by Jinxiang Lu and these preferred shares were the only issued and outstanding shares of capital stock of Head Dragon Holdings.

Head Dragon Holdings owns 100% of the issued and outstanding capital stock of GaoKe Energy, which is the company that conducts GaoKe’s operations and has been responsible for over 99% of Head Dragon Holdings revenue since Head Dragon Holdings acquired GaoKe in August 2006. GaoKe Energy in turn owns 51% of GaoKe Design. Of the remaining 49%, 36% is owned by Jinxiang Lu and 13% is owned by Mr. Lu’s wife, Haixue Yu.

The operating life of each of GaoKe Energy and GaoKe Design, as set forth in its respective operating license, is set forth in the table below:

Company Names	Operating Period	Operating Life
Liaoning GaoKe Energy Group Company Limited	February 8, 2007 - February 8, 2037*	30 years
Liaoning High-Tech Energy Saving and Thermoelectricity Design Research Institute	May 26, 2008 - May 26, 2013**	5 years

* GaoKe Energy became a foreign invested company in February 2007 and renewed its incorporation, which originally occurred in March 2003.
**GaoKe Design was established in May 2003 and renewed its incorporation registration license in May 2008.

These operating licenses can be renewed to extend the companies’ operating lives beyond the dates stated.

The Business Combination

On April 14, 2007, Chardan entered into a stock purchase agreement with A-Power and Mr. Jinxiang Lu, who was the sole holder of all of the issued and outstanding ordinary shares of Head Dragon Holdings. Pursuant to terms of the stock purchase agreement, on January 18, 2008, A-Power acquired all of the issued and outstanding ordinary shares of Head Dragon Holdings, gaining control of GaoKe. Immediately after that stock purchase, Chardan merged with and into A-Power for the purpose of redomestication out of the United States in order to secure future tax benefits and greater corporate flexibility to structure the business of Head Dragon Holdings. Pursuant to the redomestication merger, each outstanding share of Chardan common stock automatically converted into one share of A-Power common stock, each outstanding Chardan warrant automatically converted into one A-Power warrant and each outstanding Chardan unit automatically converted into one A-Power unit.

Pursuant to the terms of the stock purchase agreement, in consideration for all of his Head Dragon Holdings shares, Mr. Lu received 13,000,000 shares of A-Power common stock, which shares were not registered. As additional consideration, the stock purchase agreement provides that Mr. Lu will be issued up to an aggregate of 9,000,000 shares of A-Power common stock (1,000,0000 per year for 2007 through 2009 and 2,000,000 for 2010 through 2012, on an all-or-none basis each year) for the six years beginning with fiscal 2007 if, on a consolidated basis, A-Power generates net operating profits (excluding after-tax operating profits from any subsequent acquisitions of securities that have a dilutive effect) of at least the following amounts:

Year ending December 31,	Net Operating Profit (after tax)
2007	$14,000,000
2008	$19,000,000
2009	$29,000,000
2010	$44,000,000
2011	$63,000,000
2012	$87,000,000

We achieved the target after-tax profit for the year ended December 31, 2007 and we issued 1,000,000 shares of our common stock to Mr. Lu in July 2008.

Subsequent to the stock purchase and redomestication merger, all of the holders of Head Dragon Holdings outstanding preferred shares exchanged their preferred shares on a one-to-one basis for shares of A-Power common stock, which shares were registered.

In February 2008, A-Power sent out redemption notices to all of the holders of its issued and its outstanding callable common stock purchase warrants. The warrants were originally issued by Chardan in August 2005. As a result of the merger of Chardan into A-Power, the warrants were exercisable into shares of A-Power’s common stock. The warrants were exercised for shares of A-Power common stock at $5.00 per warrant. Approximately 11,866,303 of the 11,881,270 warrants that were then issued and outstanding were exercised at a price of $5.00 per warrant. Holders of the few remaining warrants that were not exercised were paid $0.01 per warrant and the warrants were extinguished. The gross proceeds received by A-Power from this redemption were approximately $59.3 million, which has been and will continue to be used as working capital and for other corporate purposes. After the redemption of the warrants, A-Power had approximately 32,706,938 shares of common stock issued and outstanding.

Our principal executive offices are located in the People’s Republic of China at No. 64 Huanghai Road, Yuhong District, Shenyang, Liaoning 110141 and our telephone number is (86) 10-24-31013399.

Recent Developments

Acquisition of Class A Construction and Design License

In February 2008, we entered into an agreement to acquire the assets of Liaoning International Construction and Engineering Group (“LICEG”), a Chinese construction and engineering company. LICEG was incorporated under the Construction Commission of the Liaoning Province, and is one of a limited number of construction and engineering companies in China with a Class A license that permits it to undertake international power and infrastructure projects and to construct various power systems, energy and infrastructure projects of any size in China. Since its inception in 1993, LICEG has completed a large number of projects in not only China, but in Africa, Eastern Europe and the Asian Pacific region. In 2006, which is the latest fiscal year for which audited financials are available, LICEG recorded revenue of approximately $70.0 million and net income of approximately $2.3 million. For 2007, LICEG reported revenue of $93.0 million (unaudited) and net income of approximately $3.0 million (unaudited). In June 2008, pursuant to our agreement with LICEG, we formed a co-op joint venture company, Liaoning International Construction and Engineering Group Limited, a PRC company (“LICEG Ltd.”), and LICEG transferred its assets, including its Class A license, but none of its liabilities to LICEG Ltd. in exchange for approximately $4.3 million. GaoKe Energy also agreed to retain over 30 of LICEG’s engineers. GaoKe Energy holds a 90% majority ownership interest and LICEG holds a 10% ownership interest in LICEG Ltd. LICEG will retain its 10% ownership interest in LICEG Ltd. while GaoKe prepares itself to meet the qualification requirements for holding a Class A license, a process that we expect will take approximately one year, after which time LICEG will transfer its 10% ownership interest to GaoKe Energy and LICEG Ltd. will become a 100% owned subsidiary of GaoKe Energy. GaoKe Energy and LICEG agreed that GaoKe Energy would pay LICEG a fixed annual fee in lieu of its 10% share of retained earnings of LICEG Ltd. until the time of transfer of LICEG’s 10% ownership interest to GaoKe Energy.

Expansion into the International Distributed Power Generation and Micro Power Grid Market

In April 2008, we signed our first major contract outside of China. We entered into an agreement worth approximately $150 million with National Power Supply Co., Ltd., a subsidiary of Advance Agro Public Co. Ltd., a large Thai-based conglomerate, to develop a 300 MW distributed power generation system for a large paper mill project located about 100 kilometers south of Bangkok, Thailand. The system will be built to utilize two separate fuel sources. Half of the system will be a conventional distributed power generation system fueled by coal, while the other half will be a biomass distributed power generation system fueled by recycled waste from the paper mill. The project will begin in July 2008 and we expect it will take about 24 months to complete.

Wind Turbine Production

In late March 2008, we began construction of the first phase of our wind turbine production facility, which is located near our corporate headquarters in Shenyang, China. This first phase consists of a 310,000 square foot production facility for 2.5 MW, 750 kW and 225 kW wind turbines, the technology for which we have licensed from Fuhrlander AG of Germany and Norwin A/S of Denmark. In June 2008, we completed this facility and we expect to begin producing 2.5 MW and 750 kW wind turbines in the second half of 2008.

In May 2007, GaoKe Energy entered into a license agreement with Fuhrlander that gives GaoKe Energy an exclusive right to produce and sell Fuhrlander’s 2.5 MW series wind turbine in the Liaoning and Hebei provinces of China and a non-exclusive right to produce and sell Fuhrlander’s 2.5 MW series wind turbine in nine other PRC provinces. As part of the agreement, Fuhrlander agreed to assist GaoKe Energy in developing a production facility that emulates Fuhrlander’s facility in Germany, which we have recently completed in Shenyang. Fuhrlander also agreed to work closely with GaoKe Energy to ensure that the wind turbines are produced to specifications. Under the technology license, GaoKe Energy has the right to any advancements or improvements that Fuhrlander makes to its 2.5 MW series wind turbine without charge. To secure these rights, GaoKe Energy agreed to pay Fuhrlander a transfer fee of approximately $6.4 million (EURO 4,500,000) and a minimum of approximately $8.1 million (EURO 5,500,000) for training fees and a fixed royalty over the first six years of production of the turbines. Of these fees, we paid approximately $2.7 million (EURO 2,000,000) to Fuhrlander in 2007 and approximately $3.7 million (EURO 2,500,000) to Fuhrlander in the first quarter of 2008. The license agreement runs perpetually unless there is a breach of the agreement’s terms, payments are not made as required, or a voluntary termination by mutual consent of both parties.

The sales price of the 2.5 MW wind turbine is expected to be RMB 20 to 24 million ($2.7 to $3.2 million) with approximately 8% to 12% operating margins. We expect to have the capacity to produce a maximum of 300 units of the 2.5 MW wind turbine on an annual basis at our new production facility after it begins producing these wind turbines in the second half of 2008.

In February 2007, GaoKe Energy entered into a license agreement with Norwin that gives GaoKe Energy the exclusive rights to produce and sell Norwin’s 750 kW and 225 kW wind turbines in China. As part of the agreement with Norwin, a joint venture company, Shenyang Jinxiang Power Equipment Limited, was established in Shenyang, China in January 2008, which is 80% owned by GaoKe Energy, 15% owned by Norwin and 5% owned by Mr. Antos Glogowski, an independent consultant. GaoKe Energy and Norwin also agreed to establish a joint research and development facility in Shenyang to develop new wind turbine technology for both the China and the international markets. Under this agreement, GaoKe Energy agreed to pay Norwin a license fee of $3.5 million. Of this license fee, we paid approximately $1.05 million to Norwin in 2007 and approximately $0.7 million to Norwin in the first quarter of 2008. We will pay the remaining balance of $1.05 million to Norwin in quarterly installments based on the number of 750 kW and 225 kW wind turbines we produce, but the balance must be paid in full no later than February 15, 2009. The license agreement has a term of 20 years.

The sales price of the 750 kW wind turbine is expected to be RMB 3.4 to 3.7 million ($0.46 to $0.51 million) with approximately 8% to 12% operating margins. We have not yet determined the sales price of the 225 kW wind turbine. We expect to have the capacity to produce a maximum of 420 units of 750 kW wind turbines and 400 units of 225 kW wind turbines on an annual basis at our new wind production facility after it begins producing these wind turbines.

Capital Expenditures and Divestitures

Since 2005, our capital expenditures have consisted primarily of plant and equipment and construction of our wind turbine production facility in Shenyang, China. We began construction of our wind turbine production facility on March 25, 2008. The table below sets forth our capital expenditures for the periods shown:

For the year ended December 31,			For the three months ended March 31, 2008
2005	2006	2007
$579,338	$25,608	$495,389	$526,866	(1)

(1) $70,304 of this amount relates to construction of our wind turbine production facility. The remainder relates primarily to purchases of company vehicles.

In June 2008, we completed construction of the 310,000 square foot production facility that will have the annual capacity to produce 300 units of the 2.5 MW wind turbine and 420 units of the 750 kW wind turbine. We estimate that our total capital expenditure on this facility was approximately $30.0 million, which we financed with internal resources. Based on discussions with potential customers, we expect that orders for our wind turbines will quickly exceed the capacity of this facility. In anticipation of this, we have laid the foundation for the second phase of our wind turbine production facility, which, upon completion, will increase our wind turbine production capacity by approximately 30%. We anticipate commencing construction on this second phase in 2009 and completing it in four to six months at a cost of approximately $10.0 million.

In connection with a change in our business strategy to require the subcontractors who perform the construction and installation of our distributed power generation and micro power grid systems to purchase a majority of the equipment and components needed to develop the systems, we made material capital divestitures of plant and equipment beginning in 2004. In 2005 and 2006, we realized proceeds of approximately $1.5 million and $3.6 million, respectively, from the sale of this plant and equipment. We did not make any material capital divestitures in 2007.

B. Business Overview

We are engaged in designing, constructing, installing and testing distributed power generation and micro power grids as stand-alone facilities and for various customers in the steel, chemical, ethanol, cement, and food industries. We conduct our operations through two Chinese companies: Liaoning GaoKe Energy Group Company Limited (“GaoKe Energy”), a wholly-owned subsidiary of Head Dragon Holdings, and Liaoning High-Tech Energy Saving and Thermoelectricity Design Research Institute (“GaoKe Design”), 51% of which is owned by GaoKe Energy, 36% of which is owned by Jinxiang Lu, our Chairman and Chief Executive Officer and 13% of which is owned by Mr. Lu’s wife. GaoKe Energy was founded in March 2003 and GaoKe Design was founded in May 2003. Both operating companies are based in Shenyang. These two operating companies are collectively referred to as “GaoKe.”

Background

GaoKe is an engineering services company established in Shenyang, China in March 2003 by Jinxiang Lu, an industry expert in power station development. GaoKe does not manufacture the equipment and materials that are used in the construction of power plants and grids. Rather, GaoKe incorporates standard power generating equipment into a fully integrated system that includes highly refined control systems to balance power generation with demand. GaoKe’s systems also utilize waste heat, such as from an industrial boiler, to produce additional power or to heat space or water, thus maximizing the return on capital and energy efficiency associated with each of its projects. On average, and according to Company management, GaoKe’s projects pay for themselves in terms of reduced energy costs in less than three years of operation when compared to buying power from China’s national grid and either creating heat in an on-site furnace or buying from nearby suppliers.

GaoKe has approximately 250 employees, a majority of whom are engineers engaged in the design, construction, installation and testing of its distributed power generation systems and associated micro power grids. Unlike centralized power generation, which uses relatively few, large generating stations to supply China’s state grid that covers a large area, distributed generating systems are small and supply power locally for one or a few factories or a small town. GaoKe is also planning to pursue other alternative energy sources, including wind. In the first quarter of 2008, we commenced construction on a 310,000 square foot wind turbine facility in Shenyang for the production and sale of Fuhrlander’s 2.5 MW wind turbine and Norwin’s 225 kW and 750 kW wind turbines in China. This production facility was completed in June 2008 and we expect to begin producing wind turbines during the second half of 2008. GaoKe currently has signed letters of intent from three potential customers for a total of 380 units of its 2.5 MW wind turbines.

GaoKe also has new product development capabilities are enhanced by its operation of a design institute in collaboration with Tsinghua University in Beijing and its cooperation with the China Sciences Academy in Guangzhou.

Mr. Lu, GaoKe’s founder and President and our Chairman and Chief Executive Officer, has been involved in developing power generation systems and power grids in China for over 30 years. In the 1980s, while in charge of various major power plant projects, Mr. Lu recognized the inherent limitations and drawbacks of a central power system and began developing proprietary distributed power generation and micro power grid designs, processes and functionality. His distributed power generation and micro grid system has been refined over the past 20 years by Mr. Lu and his team of engineers and now can efficiently and automatically produce both electricity and heat in a single facility.

GaoKe’s distributed power generation and micro power grid systems typically take 12 to 24 months to design, construct, install and test. GaoKe has completed 13 projects since 2003 and is currently working on another 7 projects with capacities ranging from 6 MW to 300MW.

GaoKe Energy is the principal operating entity of GaoKe. It obtains the contracts for the design, construction and installation of distributed power generating stations and micro power networks and performs or oversees the bulk of the work associated with those projects in its capacity as general contractor, including site preparation, construction, equipment installation and system startup and testing. GaoKe Energy subcontracts the design services connected with those projects to GaoKe Design. The percentage of revenues for an overall project that are attributable to the sub-contracted design services has historically been about 1%.

GaoKe has the ability to design and construct integrated distributed power generation and micro power grid systems that are tailored to meet the needs of each customer. We believe GaoKe has a strong position in the market of developing distributed power generation stations of less than 300MW, due to the fact that it is the only private company holding all of the permits needed to design, construct, install and test power generation systems and micro power grids in China. Most of the state-owned companies that are licensed to develop power generation systems and grids typically focus their efforts on large power plants over 1 GigaWatt (“GW”) that supply the national grid.

Market Overview

GaoKe competes in the distributed power segment of the power generation industry. We believe that the long-term outlook for growth in the power industry is highly favorable, both generally and particularly in countries with rapidly developing economies, such as China and India, where power is needed both to support expanding industrialization and the increasing consumption of power by their increasingly affluent citizens. According to the International Energy Outlook 2007, published by the U.S. Energy Information Administration, a projected 57 percent increase in global electricity consumption is expected to occur from 2004 to 2030, and based on this strong growth, we expect to reap substantial benefits, even if only a small portion is in the form of distributed power generation.

We expect concerns about negative environmental impacts of traditional electricity production, such as global warming, will cause a disproportionate amount of demand to be supplied by “green” energy sources that reduce emissions of carbon and other pollutants through improved efficiencies or use of alternatives to traditional fossil fuels.

We believe that this combination of increasing global demand for electricity and a shift to “green” energy sources encourages the use of distributed power generation and micro power grids, which serve as an alternative to traditional large, inefficient power plants. In countries such as China, where the energy infrastructure is not keeping pace with the rapid economic expansion, the central grid is often unreliable, yet another reason why we believe many countries that are experiencing rapid economic development, including India and other Southeast Asia nations, will seek to meet a meaningful portion of their energy needs through a distributed generation system.

According to the Chinese Academy of Sciences, Institute of Engineering Thermophysics, this shift to distributed power generation is not a new phenomenon, but a return to the original power industry model. It has been in use in one form or another for over 100 years. During the first half of the 20th century, more than half of the electricity used in the U.S. was generated on-site. Improvements in power generation and transmission technologies led to a shift toward large power plants that were integrated into a national electricity transmission infrastructure that operated under heavy regulation, with rates fixed without regard to market forces. At a time when fuel sources were inexpensive and generating capacity was adequate, these centralized power generation and transmission systems offered power at rates that made onsite generation less attractive.

The Chinese Academy of Sciences further explained how rising fuel costs are now pushing energy prices upward, placing energy efficiency at a premium. The prevailing utility model in most developed countries has power being sold on exchanges at real-time market-influenced prices. This has caused a great deal of price volatility and made availability of adequate supplies less certain. Recent massive power outages, rolling blackouts and brownouts during periods of peak demand, and the damage to the centralized power production infrastructure in some areas as a result of natural disasters have further highlighted the benefits of distributed power generation, which is well-insulated from these forces. Distributed generation provides an electricity supply at higher efficiency and lower cost. Other than having a higher initial capital cost, distributed power generating systems are generally superior to relying on the grid in virtually every respect.

We believe that instead of viewing onsite power generation as competition to the grid and resisting its development, many utilities throughout the world are now encouraging distributed power generation for the reason that it reduces large and risky investments in centralized power plants and transmission lines while helping to stabilize voltage on local distribution grids. In addition, distributed power generation and micro power grids add to the overall efficiency that centralized producers can achieve by reducing the energy losses resulting from the transmission of power over long distances.

The following chart, created by Power Standards, Inc. from U.S. Department of Energy data, shows the average cost of electricity from the traditional “central” grids on a per country basis in 2005. Japan and Italy have the highest average electricity cost per KWh in the developed world. China’s current electricity rate is approximately $0.075 per kWh, slightly below the average cost in the U.S. (~$0.089 per kWh in 2006). As the demand for energy rises, we believe the cost of central station power generation and transmission will continue to increase to meet increasingly stringent environmental regulations. In addition, as more expensive renewable energy (such as wind, solar, and biomass) becomes more widely adopted by power generation companies and governments worldwide, we believe the global price of power is likely to increase, especially in areas of rapid economic expansion, such as China and India.

China accounts for approximately 20% of the world’s population, but it currently consumes just 10% of the world’s energy (approximately 40 quadrillion BTU’s of energy per year). Even though China uses a large amount of power to support its ever-expanding industrial sector, its citizens still consume a relatively low level of electricity. However, as China’s economy continues to grow, consumers are expected to increase their energy usage at a rapid rate.

We believe that if the electricity needed to meet China’s growing demand, as well as that of other rapidly developing economies, were to come from fossil fuel sources, the increase in carbon emissions would be dramatic and the effect on climate potentially severe. According to the Worldwatch Institute, a Washington D.C. based non-profit environmental consulting company; China already is home to 16 of the 20 most polluted cities in the world and cannot afford to continue degrading its environment. In order to meet its energy needs with a reduced environmental impact, China’s government is promoting the use “green” energy technologies to enable continued growth while limiting or even reversing environmental degradation.

We believe distributed power generation systems provide direct and measurable economic and environmental benefits compared to traditional centralized power generation, including:

•	Lower cost electricity and heat

o
Distributed power generation systems deliver both heat and power by converting excess steam from an industrial boiler that would otherwise be waste into electricity, then capturing waste heat from the electricity generation for use in heating space and water

o
This “salvaged” energy produces electricity at a cost that is 1/5 to 1/3 the price charged by China’s state-owned power companies, after taking the capital cost of the system into account, because the fuel is virtually “free”

o
The cost of electricity from China’s central grid is expected to continue to increase further as state-owned utility companies pass on the higher cost of power produced by alternative, renewable energy sources, such as wind and solar, to its customers

o
The up-trend in electricity prices from China’s national grid is already occurring - recent increases of 0.008 RMB per KWh in January 2004, 0.022 RMB per KWh in June 2004, and 0.0252 RMB per KWh in May 2005

o	Sale of excess electricity from a distributed generating plant back to the grid creates additional economic benefits and incentives for generators

o	Eliminates the potentially high cost and time associated with connecting to the central grid, especially in isolated areas that require extended transmission and distribution lines

o	Expands service areas without further burden on the already over-stressed central power grid infrastructure

•	Efficient “Green” Technology

o	Cogeneration maximizes energy efficiency – up to 90% versus 30-40% for power delivered via the grid

o	Reduces greenhouse gas emissions per unit of useful energy produced

•
Quick Recovery of Initial Investment – Ranges from 2 to 5 years, depending on the cost of the input fuel, savings from prior heat and electricity supply and, if heat or electricity is sold to nearby users or electricity is sold to the central grid, the cost of connecting to the grid and the price paid by these customers

•	Increased Reliability – Local control insulates the micro power grid, protecting it from the effects of major blackouts and brownouts

•	Reduction in Energy Losses during Transmission– these can be as high as 20% in some areas

•	Convenient and Simplified Repair - no remote locations to reach

•	Increased Reliability— Disasters, attacks or incidents that affect widespread areas have no impact on these “self-contained” units

Distributed power generation systems generally involve cogeneration, that is, they are combined heat and power (CHP) systems. These systems are especially useful in industries such as steel and cement, which consumes large amounts of energy, as relatively little additional fuel is needed to produce electricity as well. The residual heat from these processes can also be used for space and water heating. As a result, we believe these distributed power generation systems can reach overall efficiencies of up to 90%, meaning that the percentage of the energy value of the fuel used that is converted into useful power and heat is 90%. We estimate that large-scale coal-fueled power plants that only generate electricity typically have efficiencies as low as 30 to 40%.

We believe China’s distributed power generation industry is entering a high-growth phase because of high efficiency and lowered environmental impact both contribute directly to two of China’s key objectives -- ensuring a continuing supply of power needed for economic growth and reducing the environmental degradation associated with conventional power generation. China’s energy-starved industrial base, suffering from the effects of frequent blackouts on the over-burdened grid, provides a ready market for these systems. Adding further to the demand is the lack of central grid infrastructures in China’s rural areas, many of which are now being developed in an effort by the central government to provide jobs and better living conditions to the indigent residents there.

Currently, the fuel most often used in distributed power generation systems in China is coal, which is already used in the production processes of many factories. This includes, but is not limited to, the steel, cement, chemical, ethanol and food processing industries, all of which are experiencing double-digit annual growth in China. Gas is another fuel that can be used in distributed generation systems, but a shortage of natural gas in China makes it less attractive at present, but if future supplies increase, it will become a realistic alternative to coal.

Heating

Many factories in China that buy power from the national grid also burn coal to generate heat, or they purchase heat from nearby coal-burning facilities. The purchased heat is transferred by means of steam or water to the factory, and the cost of acquiring it becomes an added and ongoing cost of doing business. In addition, the fossil fuels used to generate the heat separately from electricity cause emission of air pollutants.

We believe that distributed power generation systems with cogeneration offer a substantial improvement over this “dual-source” approach. Cogeneration systems use the heat from the combustion of fuel both to generate electricity and to supply industrial processes. Waste heat is also captured from the electricity production process. The residual heat from those activities is then available for space and water heating, effectively providing the factory with “free” heat and leads to an overall reduction in emissions.

PRC Government Promotion and Support

China’s government is encouraging adoption of “green” energy alternatives for several reasons. Its reliance to date on fossil fuels, principally coal, has fouled its environment and added substantially to global warming concerns. While China is not subject to carbon emission limits under the Kyoto Protocol, it knows that its status as the soon-to-be largest carbon emitter in the world, surpassing the United States, means that it will come under increasing scrutiny. Equally important is that while China has made great strides in developing its economy and improving the living standard of much of its population, more than half the country continues to live under very difficult circumstances. Energy is necessary to improve their lot, and so China needs to find ways of creating more energy with less pollution so that it can bring some degree of wealth to its people without compromising their health and well-being. As an acknowledgment of its need to do so, the government recently began enforcing new environmental regulations designed to reduce the severe pollution problems that plague the country.

In its current 5-Year Plan (covering 2006-2011) and in the National Science Mid to Long-Term Development Plan (2006-2020), the Chinese government identified distributed power generation as a viable “green” energy technology that will reduce emissions while increasing the energy supply. The central government’s official recognition of the value of distributed power generation has created substantial interest in the market, helping to quell the efforts of the state-owned power companies to limit the spread of this technology. The expected result is a surge in projects of this type.

China’s government is also encouraging economic development in many new rural locations to provide jobs and improve the living standards of the residents. Distributed power generation is an effective solution for the power needs of these rural locations, which are often distant from the central grid, making the installation of transmission lines for a relatively small demand cost prohibitive.

Distributed Power Generation and Micro Power Grids in Rural Locations in China

We believe supplying power from the central grid to China’s rural areas is very costly due to the capital required to install transmission lines covering long distances to serve relatively few customers and the difficulty and high cost of maintaining those lines in what are often desolate areas. Further costs result from the energy losses that occur during long distance transmission. The economics clearly favor distributed generation. Cost of power from China’s central grid is, on average, 0.5 to 0.6 RMB per kWh, substantially higher than the 0.1 to 0.2 RMB per kWh cost of distributed power generation.

PRC Regulation of the Power Plant Design and Construction Industry

Power generation in China is highly regulated. Companies must obtain licenses from the central government to engage in the design, development, construction and installation of power generation systems and grids in China. Both Class A and Class B licenses are issued. Class A license holders can work on any size power plant in China, and Class B license holders can only work on power generation systems up to 25 MW. Class A licenses are available for design only, construction only or design, construction and general contracting; and Class B licensees are for design only or for general contracting or for both.

There are approximately 60 Class A construction company licensees and 40 Class A design licensees with some companies holding both. Almost all of the Class A licensed companies are state-owned and focus on developing large-scale (300MW+) power plants to supply power to China’s central grid. These companies are frequently overburdened by the amount of work required to keep pace with the growing demand for central grid electricity. Pursuant to an acquisition agreement with Liaoning International Construction and Engineering Group (“LICEG”), in June 2008, GaoKe acquired a 90% ownership interest in a co-op joint venture company into which LICEG transferred its Class A construction and design license. Through this joint venture company GaoKe now has the ability to design and construct power plants of all sizes both domestically in China and internationally.

There are approximately 240 design-only Class B licensees, most of which are either state-owned or small private companies that perform only a few projects each year. These generally lack the expertise and scale to compete effectively with GaoKe, which prior to acquiring LICEG’s Class A license, was the only private company that held a Class B license for both design and general contracting.

The Global Distributed Power Generation Industry

We believe the demand for distributed power generation is growing at a rapid pace not only in China, but globally. In addition to the factors promoting the industry in China (avoiding generating and transmission infrastructure investment and delivering improved efficiency and lower cost), additional factors come into play elsewhere. In particular, these systems are highly advantageous for industrial users in areas with a high cost of electricity (such as Japan, India and Italy) and in critical government or healthcare-related buildings that need a backup source of power during power outages.

DG Energy and Transport European Commission predict that distributed power generation and micro power grids will become the main development direction for the power industry in the next century. This view was also expressed by Arthur Andersen in a 1998 study, which stated that establishing small and clean power generation near the load center will eventually supplant large, centralized generating stations. Andersen determined that the adoption of “localized” generating capacity would reduce the amount of expensive long-distance transmission lines needed, improve efficiency, and reduce the environmental and aesthetic impacts that result from reliance on large, inefficient power plants and long-distance transmission. The U.S. Department of Energy estimates that distributed power generation systems will account for 20% or more of all new generating capacity built in the United States over the next 15 years.

Strategy

Our goal is to maintain our status as one of the leading developers of distributed power generation systems, wind turbines and other renewable energy technologies in China’s growing market. We also intend to become one of the leading distributed power generation developers in Asia by building on the strengths that have made us successful in China to take our systems to neighboring countries. We intend to accomplish these objectives by implementing a strategy based on the following elements.

Maintaining a leadership position in China’s distributed power generation market. GaoKe will seek to maintain and strengthen its position as one of China’s leading providers of distributed power generation and micro grid systems for industrial customers. As a result, it stands to benefit greatly from China’s ongoing industrialization, especially as the westward expansion into areas poorly served by the national grid accelerates. The demand for distributed power generation technology is already significant in China and growing rapidly. The increasing price and unreliability of electricity from the state-owned power grid have driven the industry to date, and both are likely to get worse, rather than better, as time passes. We plan to expand our business aggressively to take full advantage of the anticipated growth in demand for distributed power generation and micro grid systems. We believe our combination of proprietary, industry-specific know-how and our comprehensive understanding of the Chinese market position us well to capitalize on these growth opportunities.

Expansion of GaoKe’s distributed power generation and micro grid business to other Asian countries. GaoKe recently obtained three contracts to design and construct systems in India and recently obtained a $150 million contract to construct 2 x 150MW distributed power generation system in Thailand. It is in discussions to furnish additional distributed power generation and micro grid systems in India as well as other Southeast Asian countries. Most Southeast Asian countries are attractive markets for distributed power generation and micro grids for many of the same reasons they are desirable in China. These countries have central power grids that are not fully developed and commonly do not reach areas outside of major cities. Their grids are also outdated, highly unreliable and expensive to repair and expand. War or terrorism, that can easily disrupt the central power grid, is another factor favoring distributed generation in these places.

Become one of the leading wind turbine producers in China. GaoKe recently licensed wind turbine technology from Europe to produce and sell wind turbines in China. This includes a 2.5 MW wind turbine from Fuhrlander AG of Germany and 750 kW and 225 kW wind turbines from Norwin A/S of Denmark. To produce these turbines, GaoKe has constructed a 310,000 square foot facility in Shenyang, China, which is located near its corporate headquarters. Based on its licenses, signed letters of intent with potential customers of wind turbines, ongoing discussions with potential customers, strong PRC government support and a domestic wind energy output that is expected to exceed 100 GW by 2020, GaoKe expects to become a leading producer of wind turbines in a market with growth that is expected to accelerate.

Enhancing the leadership position in process technology and know-how. GaoKe pioneered the development of distributed power generation and micro power grid technology processes and applications in China. It is continuously seeking to improve its existing systems, but it is also committed to developing new products and services. In order to maintain its leadership position in alternative energy technology in Asia, GaoKe has devoted significant resources to developing new technologies. GaoKe plans to concentrate on further developing its core proprietary processes and know-how related to distributed power generation and micro power grids as well as on the development of new, renewable energy technologies.

Successful commercialization of new “green” energy technologies in China. In 2005, GaoKe developed strategic joint ventures with Tsinghua University and China Sciences Academy in Guangzhou to develop and commercialize new ground-source heat pump, wind, solar, biomass gasification, and hydro power technologies. GaoKe expects to begin commercializing technologies developed from these relationships. Technologies under development include a combination of wind and solar power generation, biomass gasification and hydro power generation, some or all of which could be commercialized over the next few years. Subsequent to year end, GaoKe also developed an R&D relationship with Norwin A/S in China to jointly develop new and improved wind turbine technologies

Products and Services

GaoKe designs, constructs and tests distributed power generation systems to meet the power and heat needs of factories and users in remote areas. All of GaoKe’s systems are cogeneration systems - they produce both heat and power. In China, nearly all cogeneration systems have the same basic components: a coal-fired boiler that produces sufficient heat to drive industrial processes and a steam turbine and generator to generate electricity.

GaoKe has refined this basic concept by applying design concepts that carefully balance the industrial and power generation demands of the system, thus avoiding both excess capital cost and wasteful energy consumption. Sophisticated control systems further enhance the efficiency of the system. GaoKe also adds the capability to scavenge residual heat from the principal system functions to provide space and water heating. GaoKe designs the system, and oversees the physical construction and installation functions, which it subcontracts to approved suppliers. It then tests the system to ensure that it operates as specified before turning it over to the customer.

The main components of GaoKe’s distributed power generation system include a boiler that provides the steam, a turbine to drive the generator that produces electricity, a heat collection or recovery system that captures and cleans the residual heat exiting the turbine to use for space heating, a system to distribute the heat, an air emissions control device to control air pollution and the control system itself.

To ensure a continuous supply of power, GaoKe’s systems typically include two sets of generators and turbines. They are sized to complement each other in meeting peak demand for the system, but they also serve to back up each other for routine maintenance and to avoid a blackout in the event that one of them fails.

The system’s generating capacity can be sized to meet a range of needs, from those for the host factory to supplying a micro grid that provides power to an entire town. Several factors promote including excess generating capacity in a system. These include the fact that under current Chinese law, an independent generator cannot acquire power from the grid, as well as the desire to sell power back to the grid at a profit and to allow for future increases in demand.

Cogeneration (generating heat and power from the same fuel source) is inherently more efficient than power generation alone. GaoKe’s systems take this efficiency improvement a step further by capturing the residual (exhaust) heat from the industrial power generating processes to heat space and water. In climates that make it cost effective, the exhaust heat can be used to operate an absorption chiller to supply cooling or air conditioning. This careful balancing of the system to provide the required heat and power, while furnishing space and water heating or cooling produces energy efficiencies that are more than twice that of centralized power generation. That means less than half of the coal (or other fuel) must be converted to useable energy. That, in turn, means that fuel costs and emissions are cut in half.

Automatic Control System

Maximizing efficiency of the system requires matching system output to overall demand for heat and electricity. GaoKe uses a proprietary monitoring and control system. Among other things, the control system regulates the amount of steam enters the turbine so that the power generated matches the factory and micro grid demand. The control system also automatically monitors the performance of all equipment in the system, including the boiler (for steam output, temperature, air, water/coal input), turbine, generator, grid supply, demand and distribution, as well as space and water heating functions. The programming needed for a system to function efficiently is customer-specific, and a key advantage of GaoKe is the know-how to create a system that operates effectively in real-time.

The control system can be monitored by the customer on site or remotely by GaoKe via the Internet. This monitoring function gives GaoKe’s engineers the ability to evaluate and solve problems that occur in the system on a real-time basis from their central engineering or design offices, allowing them to avert more serious problems by applying a quick fix to a problem before it becomes more serious.

Design Operations

GaoKe relies on a highly-skilled engineering team to customize distributed power generation and micro power grid solutions to meet the specific needs of each customer. GaoKe’s experience in the industry allows it to standardize a significant portion of its engineering solutions. In designing distributed power generation and micro power grids in industries where they have experience, about 80% of the solution is standardized, and the remaining 20% is customized to meet the needs of a specific customer. The design for projects in new industries is typically comprised of a 60% standardized solution, with the remaining 40% of the design solution customized to the specific requirements of each customer. As GaoKe gains experience in developing systems for different industries, its efficiencies increase, along with its margins and profitability.

Each project begins with a team of engineers that evaluates the specific needs of a given customer to establish the design parameters, equipment needs and installation costs. GaoKe uses a series of complex formulae to determine the peak demand, which is highly dependent upon allocating resources within the system to balance the competing loads effectively and efficiently. A pricing proposal is typically generated within one month of receiving a customer inquiry. To date, 90% of all customer inquiries have been converted into orders.

Once the pricing is accepted, the Company appoints a leader to manage the project while deploying 8 to 10 engineers to the site to furnish hands-on information. Another 20 to 30 engineers in Shenyang support the field team’s activities.

Equipment Procurement

GaoKe’s design team specifies the type and size of equipment that is needed for each project, and its purchasing department works closely with approved suppliers throughout China to purchase market-tested equipment that is then integrated into the distributed power generation and micro grid system. To date, GaoKe has purchased 80% of the equipment from 4 trusted suppliers. The four equipment suppliers that account for 80% of GaoKe’s equipment purchasing have been supplying GaoKe since 2003, and GaoKe considers their combination of quality, service and price to be superior to the available alternatives. If needed, the necessary equipment can be obtained from other suppliers, and since GaoKe does not have any long-term supply agreements, it has the flexibility to order from other suppliers when circumstances warrant.

Typically, the cost of the equipment accounts for 40-45% of the total contract value.

Construction and Installation

GaoKe’s on-site team of engineers oversees all of the construction and installation activities to ensure that these tasks are completed on time and to the specifications detailed by GaoKe. The labor is typically outsourced to trusted local contractors experienced in power plant and grid construction.

The construction and installation functions typically involve 2 to 4 subcontractors. Of the projects either completed or currently underway, the Company has worked with a select number of highly qualified subcontractors, each of whom has worked with GaoKe for at least two years.

Testing and Completion

After construction and installation are completed, GaoKe performs rigorous tests on the system to simulate operating conditions, evaluating system functionality and performance. During testing, on-site engineers provide continuous feedback to the design team and the project leader, ensuring that the system will operate as designed when put in operation.

During the testing phase GaoKe’s engineers also train engineers from the factory on how to monitor the control system and identify and address any potential problems. Under the standard warranty, GaoKe addresses any system operational problems without charge during the first year of operation.

Marketing, Sales and Customer Support

Our management team has many long-standing relationships with target customers in various industries, including steel, chemical, cement, food processing, ethanol, etc. They also maintain relationships with municipal governments, which sponsor new development zones that can utilize GaoKe’s systems, as well as with the state-owned Chinese power companies. We have also begun to establish a team of select agents to promote GaoKe’s business throughout Asia. In addition, GaoKe has a direct sales and customer support staff of 30 that continuously follows up on all new leads.

After a potential customer expresses interest in installing a distributed power generation and micro grid system, GaoKe’s sales department works closely with its engineering staff during the pricing phase and presents and negotiates the final pricing with the customer. After an agreement is reached, GaoKe’s sales department continuously follows up to make sure that progress is being made according to the expectations of the customer.

System Installation

After a system design is completed, GaoKe purchases all of the equipment that will be used in the system and delivers it to the site. Actual construction of the system and installation of the equipment is done by third parties under subcontracts, subject to the direction and supervision of GaoKe’s engineering staff. GaoKe strictly follows ISO 9001 standards, purchasing components only from certified vendors and observing ISO requirements during the construction and testing of the system.

Competition

GaoKe has strategically positioned itself in a market with limited competition. It is focused on developing distributed power generation systems ranging from 6MW to 150MW and micro power grids ranging from 24MW to 300MW. This market is highly underserved. That is not likely to change as a result of the rapid growth that is expected in this market over the next decade throughout Southeast Asia. We believe various factors (discussed below) give GaoKe an advantage over the limited existing competition for procuring a substantial portion of that growth.

The industry in which GaoKe competes is regulated, in that parties engaged in the design, construction and testing of power generating stations must be licensed by the state government. Competition occurs in the form of competing bids by interested companies on the projects in question, although a formal bidding process is not always required. Through its recent acquisition of LICEG's Class A license to develop power generation systems in China, GaoKe is the only private company permitted to provide design services and act as the general contractor for power generation systems. Its unique ability to provide a total solution distinguishes it from all of its private competitors. GaoKe’s Class A license permits it to work independently on power generation systems of all sizes any where in or outside of China.

The principal potential competition for GaoKe’s projects is from the many state-owned Class A and B licensees that can also provide a fully integrated, turnkey distributed power generation system. Many of these companies have substantially greater manpower, capital and other resources that would make them formidable competitors in the distributed power generation business. However, these companies have focused on the much larger central grid projects, such as generating stations of 1 GW or more. It is certainly possible that these companies could shift resources to distributed power generation systems, which could adversely affect GaoKe’s business and prospects for growth. However, the relatively small size of the projects in which GaoKe specializes makes them unattractive to the large power companies, which are struggling to keep up with the demands of extending and upgrading China’s central grid system, which continues to lag behind the growing demand for power. Due to their lack of experience in the field, these companies also lack the expertise necessary to successfully create functional distributed power generation and micro power grid systems. They are also reluctant to be seen as taking customers away from their national grid power company clients by enabling businesses to generate their own power through distributed generation and micro grid projects.

We believe other private companies in China’s power industry have Class B licenses for design work only. These are primarily small operations that only complete a few design projects each year. These companies lack the expertise and scale to compete effectively with GaoKe. GaoKe’s capability to control the entire project helps to provide an increase in reliability. In addition, time to completion and overall cost are often 30% lower than a project done by separate design and construction firms.

We also have the advantage of experienced management. Mr. Jinxiang Lu, GaoKe’s founder and President and our Chairman and Chief Executive Officer, has been involved in China’s electric power industry for more than 30 years. He is an expert in constructing power plants in China and has been responsible for developing over 30 power generation sites. Mr. Lu has also recruited a highly respected management team with a substantial amount of power plant and grid design, construction, installation and operations experience gained through involvement in various large and small projects throughout China. One of the benefits that this experience provides is a knowledge base that accelerates the design process. GaoKe has identified a core of factors that generally do not vary from project to project. These core components form the foundation that is then tailored to meet the needs of the specific industry and customer. GaoKe has found that this results in a system that is superior to one that is designed from scratch, and it costs less and gets finished more quickly. Although GaoKe delivers tailored solutions, its systems are based on basic modules of distributed power generation

Employees

We have approximately 250 employees, most of which are employees of GaoKe. Over 100 of GaoKe’s employees are engineers. As GaoKe continues to experience substantial growth, we believe it is critical to hire and retain top engineering talent. We believe we have the ability to attract and retain some of the best engineering talent in China for the following reasons:

•	GaoKe’s salaries are, on average, 10% to 30% higher than other engineering companies in China;

•	GaoKe has implemented an annual bonus system tied to performance, a benefit that is rarely provided in China;

•	GaoKe has a training program for entry-level engineers that allows them to work closely with an experienced mentor to gain valuable hands-on experience;

•	GaoKe stresses continuous improvement and holds frequent seminars where experienced engineers give lectures on specific engineering topics and new methods that can be applied to various projects; and

•	Additional benefits to employees include marriage, funeral and maternity leave with pay; life insurance; and free bus service to and from work.

In addition, GaoKe is highly selective in its hiring. Each engineer who joins the company is put on probation for the first three to six months and is critically evaluated. At the end of this probationary period, the new recruit must pass a written test prior to becoming a full time employee. Only about half of the original engineering entrants are permitted to remain with the company at the end of the probationary period.

C. Organizational Structure

A-Power Energy Generation Systems, Ltd., a British Virgin Islands company, is a holding company and conducts all of its business through its indirectly held operating subsidiaries. A-Power owns 100% of the equity interest in Head Dragon Holdings Limited, a Hong Kong holding company, that, in turn, owns 100% of Liaoning GaoKe Energy Group Company Limited, a PRC company and our principal operating subsidiary (“GaoKe Energy”), that, in turn, owns 51% of Liaoning High-Tech Energy Saving and Thermoelectricity Design Research Institute, a PRC company and an operating subsidiary (“GaoKe Design”). Jinxiang Lu, our Chairman and Chief Executive Officer, owns 36% of GaoKe Design and his wife, Haixue Yu, owns the remaining 13%.

During the first half of 2008, we expanded our organization. GaoKe Energy owns 90% of a PRC co-op joint venture company, Liaoning International Construction and Engineering Group Limited, which holds a Class A construction and design license, while Liaoning International Construction and Engineering Group owns 10% of this joint venture company. In addition, A-Power owns 100% of Easy Flow Limited, a Hong Kong holding company, that, in turn, owns 100% of Shenyang Ruixiang Wind Power Equipment Limited, a PRC company that engages in the production of 2.5 MW wind turbines based on Fuhrlander AG’s technology, and 80% of Shenyang Jinxiang Power Equipment Limited, a PRC company that engages in the production of 750 kW and 225 kW wind turbines based on Norwin A/S’ technology. Of the remaining ownership interest in Shenyang Jinxiang Power Equipment Limited, 15% is owned by Norwin A/S and 5% is owned by Mr. Antos Glogowski, an independent consultant.

D. Property, Plants and Equipment

Our principal executive offices are located in the Yuhong District in Shenyang, China where we own an approximately 3,423 square meter building and the rights to use the land that the building is located on until January 1, 2043. Private ownership of land is not allowed in mainland China. Rather, entities acquire the right to use land for a designated term. This building houses our administrative offices, sales and marketing offices, research and development facilities and design offices.

With our expansion over the past few years, we have leased three additional office locations in Shenyang, China that combine for an additional approximately 2,173 square meters of office space. These facilities house administrative personnel, sales and marketing staff, research and development staff and design staff. The expiration of these leases range from three to five years and we feel we will be able to renew these leases or move to other locations at rates that are similar to the rates we are currently paying. In June 2008, we leased additional office space in Beijing for additional administrative staff. This office is 250 square meters and the lease expires in 2011, with an option for lease extensions. We believe that our existing office facilities are adequate to conduct our current and foreseeable future business operations.

In March 2008, we acquired long-term land rights to approximately 28,800 square meters (or 310,000 square feet) in Shenyang to construct our new wind turbine production facility. Our rights to use this land expire in 2058. In June 2008, we completed construction of the first phase of our production facility on this land. Please see Item 4, “Information on the Company,” for additional information regarding our new wind turbine production facility and our plans to expand the facility in 2009.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report on Form 20-F. This annual report contains forward-looking statements. See “Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided in Item 3.D, “Key Information - Risk Factors,” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

Overview

On January 18, 2008, A-Power completed the acquisition of all issued and outstanding shares of Head Dragon Holdings. Immediately following this acquisition, Chardan merged with and into A-Power, which was its wholly-owned subsidiary, for the purpose of changing its domicile to the British Virgin Islands. Head Dragon Holdings is currently a wholly-owned subsidiary of A-Power. For the years ended December 31, 2005, 2006 and 2007, neither Chardan nor A-Power engaged in any business other than Chardan’s initial public offering and the pursuit of a business combination. Accordingly, this discussion addresses only the financial condition and results of operations of Head Dragon Holdings and its subsidiaries.

Head Dragon Holdings is a Hong Kong-based holding company formed in June 2006 that acquired 100% of the equity interest in Liaoning GaoKe Energy Group Company Limited (“GaoKe Energy”) in August 2006. In addition, Head Dragon Holdings indirectly owns another 51% of Liaoning High-Tech Energy Saving and Thermoelectricity Design Research Institute (“GaoKe Design”) by virtue of the fact that GaoKe Energy owns 51% of GaoKe Design. GaoKe Energy and GaoKe Design are collectively referred to herein as “GaoKe.”

Head Dragon Holdings, through the operations conducted by GaoKe, is an engineering services company established in Shenyang, China in March 2003 by Jinxiang Lu, an industry expert in power station development and a pioneer in China’s distributed power generation and micro power grid industry. Distributed power generally describes a means of producing power in small generating systems, usually 150 MW or less, for distribution within a factory or via micro power grids over short distances, such as within a town. This contrasts with the regional and national grids that are the norm in industrialized countries, which generate power at large, central power plants and distribute that power over hundreds of square miles via regional or even national power grids using the familiar high tension lines to transmit the power to substations for more localized distribution.

GaoKe does not manufacture the equipment and materials that are used in the construction of power plants and grids. Rather, GaoKe incorporates standard power generating equipment into a fully integrated system that includes control systems of its design. These control systems closely balance power generation with demand, increasing the efficiency of the energy generation process. GaoKe’s systems also utilize excess heat from sources such as industrial boilers and generators that would otherwise be wasted to produce additional power or to heat space or water. The result is a further enhancement in the efficiency of energy usage and power production, thus maximizing the return on capital from GaoKe’s systems. On average, GaoKe’s projects pay for themselves through reduced energy costs (relative to the cost of purchasing power from the national grid) in less than three years of operation.

Although Head Dragon Holdings does not make the materials or equipment incorporated into the projects, its reported revenues are based on the entire contract price paid, which includes the cost of those items. Since these are, for the most part, commercially available equipment and commodities, Head Dragon Holdings does not have the ability to mark them up meaningfully. As a result, Head Dragon Holdings’ margins are lower than would be the case if the materials and equipment were segregated from the services component of its contracts, which are responsible for the majority of the profits that Head Dragon Holdings earns.

GaoKe has over 250 employees, a majority of whom are engineers engaged in the design, construction, installation and testing of its distributed power generation systems and associated micro power grids. Head Dragon Holdings is also planning to pursue other alternative energy sources, such as wind and other renewable energy technologies. Its new product development capabilities are enhanced by its operation of GaoKe Design in collaboration with Tsinghua University in Beijing, and it also cooperates with China Sciences Academy in Guangzhou on product design and development.

The consolidated financial statements reflect the 49% minority interest held by others in GaoKe Design, with 36% of that minority interest being held by Mr. Jinxiang Lu, Head Dragon Holdings’ Chairman and CEO, and the remaining 13% owned by his wife, Haixue Yu.

GaoKe primarily receives two types of contracts. One type is a design-only contract where GaoKe only performs the initial design function of a distributed power generation and micro power grid system. The other type involves both the design and general contracting services, where GaoKe provides an end-to-end solution to develop distributed power generation and micro power grid systems, generally referred to as integrated contracts. The potential exists for a design-only contract to become an integrated contract, i.e., with GaoKe acting as the general contractor for the construction phase under a separate contract.

All contracts to design and develop distributed power generation and micro power grid systems to date have been awarded through a proposal process. Once a potential customer expresses serious interest in installing a distributed power generation system, GaoKe sends a team of engineers to understand better the customer’s circumstances and requirements. GaoKe’s engineers then develop a pricing proposal that, on average, takes a month to complete. To date, over 90% of the pricing proposals submitted by GaoKe to potential customers have resulted in contracts. The only proposals that have not led to the award of a contract to GaoKe are cases where the customer decided not to proceed, usually due to an inability to secure the needed project financing.

Over 99% of GaoKe’s total consolidated revenue is generated by its performance of integrated contracts. The remainder comes from design-only contracts and the sale of spare parts and components following the completion of the contract.

With its integrated contracts, GaoKe performs the design, construction, installation and testing processes, all of which are customized to meet the customer’s particular needs and technical specifications, under a single contract. Although each of these functions can be performed by a different contractor under a separate agreement, the involvement of multiple contractors typically results in total project costs that are over 30% greater, take longer to complete and results in systems that are less efficient.

The major terms of an integrated contract relate to solution planning and design, system construction and installation, customer acceptance, payment milestones and warranty. The process of fulfilling an integrated contract consists of the following four stages:

•  Solution planning and design. GaoKe provides customers with a customized plan for achieving the required solution, produced by a project group established for each contract. The project group, which includes system engineers, bases its plan for the design and implementation of the system based on its collective experience and discussions with the customers’ technical staff.

•  System construction and installation. Based on the design and implementation plan, and in accordance with the project schedule, GaoKe serves as the general contractor for the construction and installation of equipment by third parties. Oversight is provided by a group of 8 to 10 GaoKe engineers, who are based at the project site until completion.

•  Customer acceptance. The procedures for customer inspection and acceptance are typically contained in the contracts. The initial inspection usually occurs when the hardware is delivered to the customer’s site for the purpose of detecting any obvious physical damage during shipping and to confirm that the entire order was delivered. A final acceptance is received upon successful testing of the system.

•  Warranty period. The integrated solution contract typically provides GaoKe’s customers with a one-year warranty, which runs from the date of final customer acceptance. Addressing all issues that arise during the warranty period represents fulfillment of all of GaoKe’s obligations under the contract.

Because of the nature of customized integrated contracts, the customers do not have the right to return the products GaoKe delivers, provided they conform and perform to the customer’s specification. After installing the system components at a customer’s site, any problems are typically resolved during the trial runs while GaoKe’s staff remains based at the site. Once the testing requirements have been satisfied, customers sign and date a customer acceptance document, at which point the warranty period begins.

The revenue associated with a project is affected by the generating capacity requirements of the customer and the complexity of the solution needed to meet its needs. GaoKe recognizes revenue on a percentage completion basis. Because integrated contracts begun in one fiscal year are often completed in the following fiscal year, the revenue recognized in a particular year is not, by itself, the best indicator of whether GaoKe’s business is expanding. The size of GaoKe’s backlog should also be considered.

Backlog represents the amount of unrealized revenue to be earned by GaoKe from the contracts it has already received. By considering both revenue realized during a fiscal year (or other reporting period) and the backlog in existence as of the end of that period, the rate of growth in GaoKe’s business can be better understood, since backlog represents contractual amounts that will be recognized as revenue as the projects progress on a percentage-of-completion basis.

The following table sets forth information regarding the value of contracts that GaoKe entered into from 2005 through December 31, 2007, revenues for the stated periods, and the backlog as of the end of the stated periods:

	Year Ended December 31,
	2005	2006	2007
Total value of new contracts awarded during the period ($MM)	$71.48	$306.52	$296.0
Revenues realized during the period ($MM)	75.45	98.70	152.54
Backlog as of the end of the period ($MM)	61.23	269.05	398.20

The steady increase in backlog has resulted in increasing revenues over the past three years. When revenues for the period are added to the backlog existing at the end of the period, a clearer understanding of our rate of growth is presented.

	Year Ended December 31,
	2005	2006	2007
Total revenues realized during the period and backlog as of the end of the period ($MM)	$136.68	$367.75	$550.74

Historically, GaoKe performed its integrated contracts in periods of 12-18 months, with the result that backlog that existed at the end of any given fiscal year was generally converted into revenue in the next one and one-half years. To illustrate, only $9.6 million of GaoKe’s total backlog of $61.23 million as of the end of 2005 was not realized as revenue by the end of 2006.

However, the amount of GaoKe’s backlog that gets carried forward beyond the fiscal year in which the contract is received has increased due to the signing of larger contracts that involve projects that are more geographically diverse. If the trend toward larger integrated contracts continues, as management expects, an increasing percentage of the backlog resulting from contracts entered into in any one year may not be completed and converted into revenue in the year the contract is received nor completed in the year following entry into the contract and instead, may be completed in the second year following the awarding of the contract.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measures”. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), expands disclosures about fair value measurements, and applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 does not require any new fair value measurements. However, the FASB anticipates that for some entities, the application of SFAS No. 157 will change current practice. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, which for us would be the fiscal year beginning January 1, 2008. We are currently evaluating the impact of SFAS No. 157 but do not expect that it will have a material impact on our financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. SAB No. 108 is effective for periods ending after November 15, 2006. Effective December 31, 2006, we adopted SAB No. 108 which did not have a material effect on our consolidated financial statements.

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS 159 permits entities to choose to measure certain financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value has been elected are reported in earnings. SFAS 159 is effective for financial years beginning after November 15, 2007. We are presently determining whether to adopt SFAS 159, and presently believe that if adopted, the impact on our financial position and results of operations would not be material.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“SFAS No. 141(R)”) which revised SFAS No. 141, “Business Combinations”. SFAS No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS No. 141(R) also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. This standard is effective for fiscal years beginning after December 15, 2008. As the provisions of SFAS No. 141(R) are applied prospectively, the impact of this standard cannot be determined until the transactions occur.

We adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109,” (“FIN 48”), on January 1, 2007. We did not have any material unrecognized tax benefits and there was no effect on our financial condition or results of operations as a result of implementing FIN 48.

We file income tax returns in the PRC jurisdictions. We do not believe there will be any material changes in our unrecognized tax positions over the next 12 months.

Our policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of general and administrative expense. As of the date of adoption of FIN 48, we did not have any accrued interest or penalties associated with any unrecognized tax benefits, nor was any interest expense recognized during the quarter. Our effective tax rate differs from the federal statutory rate primarily due to non-deductible expenses, temporary differences, and preferential tax treatment.

A. Operating Results

Comparison of Years Ended December 31 2007 and 2006.

Operating revenues

For the year ended December 31, 2007, total revenues amounted to $152.5 million, an increase of $53.8 million or 54.5%, from $98.7 million for the year ended December 31, 2006. The increase was primarily due to continued growth in our core distributed power generation business and the relatively larger size of projects under construction in 2007 compared to 2006. The greater number of contracts we performed in 2007 and the increased average size of those contracts were the result of increased traction of our business in the marketplace. This increased traction is a direct result of the success of our earlier projects in delivering energy savings, which enhanced our reputation among potential customers.

Revenue backlog

As discussed in the Overview, measuring the rate of growth of our business requires looking at the size of our backlog, which represents the total amount of unrecognized revenue associated with the existing contracts, in addition to our revenue growth. In 2007, a total $152.5 million of revenue was recognized and we received $296.0 million in new contracts. This resulted in a year end backlog of $398.2 million, representing an increase of 48% compared to our backlog of $269.1 million as of December 31, 2006. The increase in backlog was due in part to construction delays resulting from cold and stormy weather conditions that occurred during the first three months of 2007 in Northern China, which slowed the recognition of revenue associated with contracts being performed or started during the year. The increase in backlog was also the result of new contracts that were entered into in 2007 having a combined value of approximately $296.0.

Cost of revenues

The total cost of revenues for year ended December 31, 2007 was $132.0 million, an increase by $46.1 million over $85.9 million in the same period in the prior year. This increase in cost of revenues was due to the increased business activity reflected in our increased revenues. This increase of 53.7% in cost of revenues is generally consistent with the 54.5% increase in revenues themselves, with the slight difference being attributed to the higher average size of the integrated contracts being performed, which generally have higher margins than smaller contracts.

Gross margin

As a percentage of total revenues, the overall gross margin was 13.5% for the year ended December 31, 2007 compared to 13.0% for the year ended December 31, 2006. This improvement in gross margins is attributed to the larger size of the integrated contracts being performed in 2007 relative to 2006. Larger contracts generally offer higher margins.

General and administrative expenses

General and administrative expenses mainly include payroll and employee welfare benefits, traveling and other expenses of administrative departments, such as planning and financial, information systems and human resources.

General and administrative expenses amounted to approximately $3.5 million for year ended December 31, 2007, an increase of approximately $1.6 million, or 84.2%, compared to approximately $1.9 million in the year ended December 31, 2006. As a percentage of revenues these expenses increased from 1.9% for the year ended December 31, 2006 to 2.3% for the year ended December 31, 2007 due to the addition of key technical and managerial talent and expenses associated with preparing Head Dragon Holdings for its acquisition by A-Power, which was completed on January 18, 2008.

Income from operations

Income from operations increased by approximately $6.2 million, or 56.9%, from $10.9 million for the year ended December 31, 2006 to $17.1 million for the year ended December 31, 2007. This was the net result of increases of $53.8 million in total revenues, $46.1 million in cost of revenues and of $1.6 million in general and administrative expenses. Therefore, as a percentage of total revenue, the operating income for the year ended December 31, 2007 was 11.2% compared to 11.0% for the year ended December 31, 2006. The increase in operating income as a percentage of total revenues was due mainly to an increase in gross profit resulting from the higher margins associated with integrated contracts and a more rapid increase in revenues than in overhead.

Finance costs

Finance costs increased by approximately $1.6 million to $1.9 million for the year ended December 31, 2007 from $0.24 million for the year ended December 31, 2006. This increase was mainly due to $0.72 million in expenses related to raising the $15.6 million in debt and equity financing from 17 private investors in May 2007 and accrued interest of $0.90 million on the $15.0 million notes to the 17 investors. These notes were paid in full following consummation of the business combination between A-Power and Head Dragon Holdings on January 18, 2008.

Other income

Other income consisted of miscellaneous income from non-operating activities. For the year ended December 31, 2007, other income increased by $0.18 million to $0.25 million, compared to other income of $0.07 million for the year ended December 31, 2006. The other income for the year ended December 31, 2007 was generated from the interest on cash held by our commercial bank.

Income tax provision

The income tax provision for the year ended December 31, 2007 was $0.2 million, compared to an income tax provision of $3.2 million for the year ended December 31, 2006. GaoKe Energy, which contributed 99.8% of our 2007 revenue, became a Foreign Invested Enterprise under PRC regulations in August 2006, qualifying it for a full income tax exemption from PRC income tax for two years starting with the year ending December 31, 2007 and a 50% exemption from PRC income tax for three years starting with the year ending December 31, 2009.

Minority interest

Minority interest includes the share of profit or loss allocated to other parties’ interests in GaoKe Design. The minority ownership interest of GaoKe Design was 49% for the year ended both December 31, 2007 and December 31, 2006, resulting in an entry of approximately $(39,308) for the year ended December 31, 2007, down from $3,605 for the year ended December 31, 2006. This decrease was attributed to a decrease in losses at the subsidiary level.

Net income

For the year ended December 31, 2007, our net income amounted to approximately $15.2 million, an increase by $7.7 million, or 103%, compared to $7.5 million for the year ended December 31, 2006. This increase was attributable primarily to the significant growth in revenue and operating income, as well as an increase in the number and the average size of integrated contracts being performed, which tend to carry higher margins.

Foreign currency translation adjustment and comprehensive income

For the year ended December 31, 2007, we recorded a gain on foreign currency translation of approximately $1.5 million, compared to $0.16 million for the year ended December 31, 2006, attributable primarily to appreciation of the RMB against the U.S. dollar. Our comprehensive income for the year ended December 31, 2007 was $16.8 million, compared to $7.7 million for the year ended December 31, 2006.

Comparison of Years Ended December 31, 2006 and 2005

Operating revenues

For the year ended December 31, 2006, total revenues amounted to approximately $98.7 million, an increase of $23.3 million or 30.8% from $75.5 million for fiscal 2005. The increase was primarily due to a greater absolute number of contracts and a greater number of larger integrated contracts with higher margins in the year ended December 31, 2006. There were six contracts being implemented during 2006 compared to five in the prior year, representing a 20% increase.

Both the greater number of contracts and greater number of larger integrated contracts with higher margins won by us were the result of our increased traction and an expanding reputation as a result of the successful completion and operation of distributed power generation and micro power grid projects installed by GaoKe in China since 2003 and the growing “word-of-mouth” associated with this success.

Revenue backlog

An important measure of the stability and growth of our business is the size of its backlog, which represents the total amount of unrecognized revenue associated with the existing contracts we have won. Any deferral of revenue recognition or newly won contracts are reflected as an increase in backlog as of the period end. The backlog as of December 31, 2006 amounted to $269.1 million, representing an increase of 340% compared to $61.2 million as of December 31, 2005. As with the increase in revenue, this substantial increase in revenue backlog was a direct result of obtaining an increased number of contracts following the successful completion of distributed power generation and micro power grid projects by GaoKe in China since 2003 and the growing “word-of-mouth” associated with this success.

Cost of revenues

The total cost of revenues for the year ended December 31, 2006 amounted to approximately $85.9 million, an increase by $19.0 million compared to $67.0 million in the prior year. This increase in cost of revenues was due to an increase in direct expenses needed to facilitate the increased business activity. On a percentage basis, the increase in cost of revenues from 2005 to 2006 was 28.3%, 2.5% less than the 30.8% increase in revenue between 2005 and 2006. This resulted in a higher gross margin.

Gross margin

As a percentage of total revenues, the overall gross margin was approximately 13.0% for the year ended December 31, 2006 compared to 11.3% in the prior year. This increase in gross margin was primarily due to revenue contributions from new, larger integrated contracts in 2006, most of which had higher gross margins than projects that contributed to revenue in 2005.

General and administrative expenses

General and administrative expenses mainly include payroll and welfare, traveling and other administrative expenses of administrative departments, such as the planning and financial, information systems and human resources.

General and administrative expenses amounted to approximately $1.9 million for the year ended December 31, 2006, a slight decrease of approximately $0.02 million compared to approximately $1.9 million in the prior year. This slight decrease was the result of management’s ability to leverage a similar amount of administrative resources over six contracts in 2006 as it did over five contracts in 2005.

Finance costs

Finance costs increased by approximately $0.22 million to $0.24 million for the year ending December 31, 2006 from $0.02 million in the prior year. This increase was due to the interest from the note payable to the former shareholders of GaoKe who sold their shares to Head Dragon Holdings in August 2006.

Income from operations

Income from operations increased significantly by approximately $4.3 million, or 65.5%, from $6.6 million for the year ended December 31, 2005 to $10.9 million for the year ended December 31, 2006. This was the result of increases of $23.3 million in total revenues, $19.0 million in cost of revenues and $0.22 million in finance costs, and a decrease of $0.02 million in general and administrative expenses. Therefore, as a percentage of total revenue, the operating income for the year ended December 31, 2006 was 11.0% compared to 8.7% the prior year. The increase in operating income as a percentage of total revenues was due mainly to an increase in gross profit resulting from higher margin integrated contracts and the dramatic expansion of the business without a concomitant increase in overhead.

Other income

Other income consists of miscellaneous income from non-operating activities, such as interest received on cash balance in banks. For the year ended December 31, 2006, other income increased by $0.02 million to $0.07 million, or 45%, from $0.05 million for the prior year. The increase was mainly due to an increased amount of interest income received from our cash balance in banks.

Income tax provision

For the year ended December 31, 2006, Head Dragon Holdings’ income tax provision was approximately $3.2 million for financial reporting purposes, whereas there was an income tax provision of $2.2 million for the prior year. This was a direct result of the income before provision for income taxes and minority interest increasing 62.1% to $10.7 million in 2006 from $6.6 million in the prior year.

Minority interest

The minority interest of Head Dragon Holdings includes other parties’ interests in GaoKe Design. The ownership interests of minorities in this subsidiary of GaoKe were 49% for the year ended December 31, 2006, resulting in an entry of approximately $(3,605), up from $(6,749) in the prior year. The increase was attributable to a decrease in losses at the subsidiary.

Net income

For the year ended December 31, 2006, Head Dragon Holdings’ net income amounted to $7.5 million after deducting the portion attributed to the minority interest, an increase by $3.1 million compared to $4.4 million for the prior year, or 71.6%. This increase was attributable primarily to the significant growth in revenue and operating income and an increased number of larger integrated contracts with higher margins.

Economic Dependence

During 2007, three customers individually comprised 43%, 23% and 19% of revenue, respectively; three suppliers individually accounted for 14%, 12% and 11% of total purchases, respectively. At December 31, 2007, two customers individually represented 48% and 19% of total accounts receivable.

During 2006, six customers individually comprised 24%, 23%, 15% 14%, 12% and 11% of revenue, respectively; one contractor individually accounted for 15% of total costs of sales; and three suppliers individually accounted for 56%, 19% and 16% of total purchases, respectively. At December 31, 2006, five customers individually represented 31%, 25%, 15%, 15% and 12% of total accounts receivable.

During 2005, four customers individually comprised 32%, 28%, 18% and 18% of revenue, respectively; two contractors accounted for 15% and 12% of total cost of sales, respectively; and two suppliers individually accounted for 56% and 35% of total purchases, respectively. At December 31, 2005, five customers individually represented 37%, 22%, 17%, 16% and 12% of total accounts receivable.

B. Liquidity and Capital Resources

Through 2007, we have financed our operations primarily through cash flows from operations, debt and equity financing.

As of December 31, 2007, Head Dragon Holdings had total assets of $68.4 million, of which cash and cash equivalents amounted to $35.8 million, accounts receivable amounted to $21.0 million, prepayments, deposits and other receivables and inventory amounted to $3.1 million, and there were no costs and estimated earnings in excess of billing on uncompleted contracts. While working capital was approximately $23.0 million, equity amounted to $31.3 million. The current ratio was approximately 1.62.

In May 2007, Head Dragon Holdings engaged in a debt and equity financing in which it received gross proceeds of $15.6 million from 17 private investors in exchange for issuing promissory notes for $15.0 million and 650,000 shares of convertible preferred shares. The notes bore interest at 10% per annum. Interest was payable May 24, 2008 or upon repayment, and the notes were payable in full no later than August 8, 2008. Interest of $0.9 million was accrued for year ended December 31, 2007. Expenses related to raising funds totaling approximately $0.7 million were included in finance costs when incurred in May 2007.

In May 2007 the sole shareholder of Head Dragon Holdings acquired an additional 12,800,000 common shares of Head Dragon Holdings in exchange for $2.3 million, which included a premium of approximately $0.7 million included in additional paid-in capital.

During 2006, Head Dragon Holdings issued 200,000 common shares valued at approximately $0.03 million and issued a note payable with a principal value of approximately $7.7 million to the owner of GaoKe in exchange for the paid in capital of GaoKe. This related party note payable was unsecured, non-interest bearing with no fixed terms of repayment to minimize any potential impact on liquidity. Head Dragon Holdings discounted the related party note payable by using the discounted present value method at a rate of 6.7% and an expected term of repayment of 1.2 years. This related party note payable had present value at approximately $7.1 million and the discount to include in additional paid-in capital was calculated as approximately $0.6 million. Head Dragon Holdings repaid the related party note payable in May 2007 with financing received from its $15.6 million debt and equity financing.

Following A-Power’s acquisition of Head Dragon Holdings on January 18, 2008, a cash amount of approximately $29.8 million of the net proceeds from Chardan’s initial public offering in August 2005 was released to us.

In addition, in February 2008, A-Power sent out redemption notices to all of the holders of its issued and its outstanding callable common stock purchase warrants. The warrants were originally issued by Chardan in August 2005. As a result of the merger of Chardan into A Power, the warrants were exercisable into shares of A-Power’s common stock. Approximately 11,866,303 of the 11,881,270 warrants that were then issued and outstanding were exercised at a price of $5.00 per warrant. The gross proceeds received by A-Power from this redemption were approximately $59.3 million.

Comparison of Years Ended December 31, 2007 and 2006.

Net cash provided by operating activities totaled $21.1 million for the year ended December 31, 2007, an increase in positive cash flow by $11.6 million compared to $9.5 million for the year ended December 31, 2006. This increase resulted primarily from the following changes in the operating assets and liabilities:

•        $16.3 million increase in accounts receivable;

•        $0.8 million increase in costs and estimated earnings in excess of billings on uncompleted contracts;

•        $18.6 million decrease in prepayments, deposits and other receivables;

•        $11.8 million increase in accounts payable and accrued liabilities;

•        $7.1 million decrease in customer deposits; and

•        $3.1 million decrease in income and business taxes payable.

The increase in accounts receivable was due to the substantial increase in number and value of integrated contracts that were being performed by GaoKe during 2007. The increase in costs and estimated earnings in excess of billings on uncompleted contracts was due to the increase of completed portion of projects, the volume of which has not been accounted for timely for monthly progress settlement purpose. The decrease in prepayments, deposits and other receivables was the result of our vendors or suppliers fulfilling their contractual obligations. The increase in accounts payable and accrued liabilities was due to an increased amount owed by us to our suppliers as a result of increases in the number and size of integrated contracts being performed during 2007. The decrease in customer deposits was due to larger contract deposits that were received during 2006 compared to a lesser amount of contract deposits received during 2007. Up-front deposits typically equal 30% of the total contract value and are received prior to beginning the work on a contract, which may not occur until a few months after a contract is signed. The increase in the amount due from related parties is the net result of Head Dragon Holdings making a short-term non-interest bearing loan to an entity related to Head Dragon Holdings by common ownership. The decrease in tax payable relates to a business tax on revenue and was due to GaoKe becoming a Foreign Invested Enterprise in August 2006, whereas GaoKe qualifies for a full income tax exemption for two years starting with the year ending December 31, 2007 and a 50% exemption from PRC income taxes for three years starting with the year ending December 31, 2009.

Net cash used in investing activities was $4.6 million for the year ended December 31, 2007, compared to net cash provided by investing activities of $3.6 million for the year ended December 31, 2006. The cash used in investing activities for the year ended December 31, 2007 consisted of $0.5 million for purchase of PP&E, $3.7 million for deposits on licenses for wind turbine technology and $0.4 million for construction in progress on our wind turbine production facility. The cash from investing activities during the year ended December 31, 2006 consisted of and $0.03 million used for the purchase of PP&E and $3.6 million in proceeds from sale of property, plant and equipment.

Cash flows provided by financing activities amounted to $10.0 million for the year ended December 31, 2007 and cash flow used by financing activities amounted to $5.3 million for the year ended December 31, 2006. For the year ended December 31, 2007 cash flow from financing activities consisted of proceeds from share capital of $2.9 million, proceeds from notes payable of $14.3 million, repayment of related party note payable of $7.3 million, repayment of a related party loan of $0.01 million and proceeds from payment made by shareholder of $0.2 million. For the year ended December 31, 2006, cash used in financing activities consisted of $0.03 million in proceeds from bank loans, $2.4 million of guarantee deposits on a note payable, repayment of $2.8 million in related party notes payable, $0.1 proceeds from related parties and payment of $5.0 million in dividends. As a result of these changes, the financing activities for the year ended December 31, 2007 increased by $15.3 million compared to the financing activities for the year ended December 31, 2006.

Comparison of Years Ended December 31, 2006 and 2005

Net cash provided by operating activities totaled $9.5 million for the year ended December 31, 2006, an increase in positive cash flow by $11.7 million compared to ($2.1) million in the prior year. This increase resulted primarily from an increase in net income of $3.1 million and the following changes in the operating assets and liabilities:

•        $3.3 million decrease in accounts receivable;

•        $13.2 million increase in prepayments, deposits and other receivables;

•        $3.9 million decrease in inventory;

•        $1.5 million increase in accounts payable and accrued liabilities;

•        $4.3 million increase in customer deposits; and

•        $2.0 million increase in tax payable.

The decrease in accounts receivable was due to our enhanced ability of receivable collections. The increase in accrued receivables was due to an adjustment in the percentage of projects completed compared to revenue invoiced. The increase in prepayments, deposits and other receivables was due to an increased number of large contracts that were signed during the second half of 2006 and required up-front deposits of 30% of the total contract value. The decrease in inventory was due to a change in our business strategy, so that subcontractors who perform the construction and installation functions for GaoKe were now required to purchase a majority of the equipment and components needed to develop the distributed power generation systems. The increase in accounts payable and accrued liabilities was due to an increased amount owed by us to our suppliers as a result of increases in the number and size of contracts. The increase in customer deposits was due to the increase in customer contracts that allowed for additional deposits prior to performing the work. The increase in amount due to related parties was due to a payable to Liaoning High-Tech Furnace Insulation and Anti-Corrosion Engineering Ltd. for services performed in 2006. The increase in tax payable was due to the increase in revenue and net income in 2006.

Net cash provided by investing activities was $3.6 million and $0.9 million for the year ended December 31, 2006 and 2005, respectively. The cash from investing activities in 2006 consisted mainly of proceeds from sale of property, plant and equipment. We purchased $0.03 million worth of fixed assets for the year ended December 31, 2006 compared to $0.6 million for the prior year. The fixed assets purchased in both, 2005 and 2006, mainly included vehicles to transport employees between projects and to transport management to meetings and customer locations. There was an increase of $2.1 million in proceeds from the sale of property, plant and equipment, from $1.5 million for the year ended December 31, 2005 to $3.6 million for the year ended December 31, 2006. This was due to an increase in the amount of equipment sold to subcontractors resulting from a shift in GaoKe’s policy that made the subcontractors responsible for supplying a majority of the equipment for the projects.

Cash flows used in financing activities amounted to $5.3 million for the year ended December 31, 2006 compared to $1.1 million in cash flow provided by financing activities for the year ended December 31, 2005. Cash flows generated by financing activities consisted of guarantee deposits on notes payable, proceeds from bank loans, proceeds from notes payable, repayments of notes payable and payment of dividends. For the year ended December 31, 2006, we obtained net proceeds of $2.4 million from guarantee deposits on notes payable compared to ($1.4) million in the prior year. We received $0.03 million in proceeds from bank loans in 2006 compared to $0.9 million the prior year. In addition, we received no proceeds from notes payable and made $2.8 million in repayments of notes payable in 2006 and in 2005, received $1.9 million in proceeds from notes payable and made no repayments on notes payable. Furthermore, Head Dragon Holdings paid $5.0 million in dividends for the year ended December 31, 2006 compared to no dividends paid in the year ended December 31, 2005. As a result of these changes, the cash from financing activities for year ended December 31, 2006 decreased by $6.4 million compared to the financing activities for the prior year.

Working Capital

Our working capital increased by approximately $16.6 million to $23.0 million as of December 31, 2007, compared to $6.4 million as of December 31, 2006.

Total current assets at December 31, 2007 amounted to $60.0 million, an increase by approximately $27.6 million compared to $32.4 million at December 31, 2006. The increase was attributable mainly to an increase in the amount of customer deposits received by GaoKe and an increase in cash resulting from higher income and retained earnings.

Current liabilities at December 31, 2007 amounted to $36.9 million, an increase by approximately $11.0 million compared to $25.9 million at December 31, 2006. This increase is primarily attributable to an increase of approximately $12.6 million in accounts payable and accrued liabilities and the issuance of a $15.0 million note payable in connection with our May 2007 debt and equity financing. The increase in accounts payable and accrued liabilities was primarily due to the pending payment to subcontractors for work undertaken in the year.

The current ratio increased to 1.62 at December 31, 2007 from 1.25 at December 31, 2006. This change in our current ratio was primarily due to the growth of 2007 current assets at a faster rate than the growth of current liabilities.

Capital Resources

We have obtained working capital through several ways. First, we obtained short-term bank loans. Second, our suppliers were willing to provide us with extended payment terms which would not force us to increase bank borrowings unless we planned to increase our operating scale significantly. Third, through the improved bidding mechanism, we asked our customers to increase their payments in the early stage of contract performance process to diminish our working capital demands for daily operations. Fourth, we have maintained good relationships with commercial banks which provided us with the necessary bank financing. Finally, we may issue corporate bonds to the public in the future or conduct a public or private offering of equity securities. We believe we will be able to obtain adequate cash flow for our operating activities and will continue to improve our cash collection to satisfy the cash demands from our daily operations.

C. Research and Development, Patents and Licenses, Etc.

Research and Development

As a high-technology engineering services company, GaoKe’s business and long-term development rely heavily on its research and development capabilities to improve its existing distributed power generation and micro power grid systems and to develop and commercialize new “green” energy technologies. In 2005, 2006 and 2007, GaoKe expensed $173,112, $23,993 and $131,479, respectively, on research and development.

To accelerate its in-house research and development activity, in September 2005 GaoKe developed an R&D center operated by Tsinghua University in Beijing to assist with the design of and improvements to distributed power generation systems and the development of other “green” energy technologies. In June 2005, the Company also entered into an exclusive relationship with the China Science Academy in Guangzhou to develop new ground-source heat pump, wind, solar, biomass gasification and hydro power technologies.

The R&D Center at Tsinghua University in Beijing

Tsinghua University, established in 1911, is viewed by many as the most distinguished scientific research university in China. The Joint R&D center with Tsinghua University is 51% owned by GaoKe, which has the exclusive right to use innovations developed at the center. This R&D center focuses on developing new technologies and processes for distributed power generation, micro power grids and wind turbines. This center is also a resource available to GaoKe for troubleshooting problems with its new and existing distributed power generation and micro power grid installations.

Cooperation with China Science Academy in Guangzhou

The China Science Academy in Guangzhou is one of the most renowned research centers in all of Asia for new energy technology. GaoKe formalized a strategic relationship with the China Science Academy in June 2005 to develop and commercialize new renewable energy technology. Any new technology developed under this agreement will be owned 70% by GaoKe and 30% by the China Science Academy.

Intellectual Property Rights

GaoKe utilizes unpatented proprietary know-how and trade secrets. GaoKe is one of a few companies in the world having the know-how and experience to successfully develop distributed power generation and micro power grid systems. Although in existence for just five years, by relying on the nearly three decades of experience of our Chief Executive Officer, Jinxing Lu, in the power generation and distribution industry, GaoKe has already devised solutions to many major design and functional issues including:

•	The need to monitor the power sources continuously to ensure efficient operation and prevent equipment failure;

•	Designing a suitable automated control system that matches power output to energy demand on a real-time basis; and

•	Maintaining grid stability (elimination of surges and other fluctuations in voltage and current, which can be more frequent and severe on micro grids) using proprietary software developed by GaoKe.

Acquisition of Advanced Wind Turbine Technology

In February 2007, GaoKe Energy entered into a license agreement with Norwin A/S of Denmark that gives GaoKe Energy the exclusive rights to produce and sell Norwin’s 750 kW and 225 kW wind turbines in China. As part of the agreement with Norwin, a joint venture company, Shenyang Jinxiang Power Equipment Limited, was established in Shenyang, China in January 2008, which is 80% owned by GaoKe Energy, 15% owned by Norwin and 5% by Mr. Antos Glogowski. GaoKe Energy and Norwin also agreed to establish a joint research and development facility in Shenyang to develop new wind turbine technology for both the China and the international markets. For additional information regarding this license agreement, see Item 4.A., “Information on the Company - Recent Developments - Wind Turbine Production.”

In May 2007, GaoKe Energy entered into a license agreement with Fuhrlander AG of Germany that gives GaoKe Energy an exclusive right to produce and sell Fuhrlander’s 2.5 MW series wind turbine in the Liaoning and Hebei provinces of China and a non-exclusive right to produce and sell Fuhrlander’s 2.5 MW series wind turbine in nine other PRC provinces. As part of the agreement, Fuhrlander agreed to assist GaoKe Energy in developing a production facility that emulates Fuhrlander’s facility in Germany, which we have recently completed in Shenyang. Fuhrlander also agreed to work closely with GaoKe Energy to ensure that the wind turbines are produced to specifications. Under the technology license, GaoKe has the right to any advancements or improvements that Fuhrlander makes to its 2.5 MW series wind turbine without charge. For additional information regarding this license agreement, see Item 4.A., “Information on the Company - Recent Developments - Wind Turbine Production.”

D. Trend Information

Since 2003 we have been providing construction and engineering services related to distributed power generation and micro grid power systems to the PRC market. Because most of our customers are located in Northern China where the freezing winter season usually last from two to four months, our revenue has seasonal variations, with revenue in the first and fourth quarter relatively lower than the second and third quarter. However, as we accelerate our entry into the distributed power generation market in Southeast Asia and other areas and expand our wind turbine production business (where assembly of components is mostly finished indoors), we expect to see a reduction in the seasonal variations of our revenues.

Historically, our distributed power generation business was conducted primarily in China. Prior to the business combination with Chardan in January 2008, we were the only private company in China providing distributed power generation service, and obtained all of our contracts through negotiation instead of the competitive bidding process. Starting in 2008, we accelerated our penetration of the international distributed generation business market. By leveraging our acquisition of Liaoning International Construction and Engineering Group in 2008, we participated in the bidding process and won a $150 million contract of a 300 MW distributed power generation system for a Thai customer. We expect to maintain the growth momentum of our domestic distributed power generation business while delivering our services and products in the international market in a cost-effective manner.

As part of our overall wind energy business strategy, we acquired technical know-how from both Fuhrlander AG for its 2.5 MW wind turbine and Norwin A/S for its 750 kW and 225 kW wind turbines. We plan to commence wind turbine production in the second half of 2008 at our newly constructed wind turbine production facility in Shenyang, China. We believe the market has responded positively to our wind business initiative and three potential customers have signed letters of intent for a total 380 units of 2.5 MW wind turbines.

With the Chinese government’s recent increased focus on and incentives for wind power generation, we expect that there will be more participants in the wind energy business, in particular the components segment. As a result, while we expect there will be future pressure on the selling price of wind turbines due to increased competition, we expect to reduce our costs as a result of the entry of more components suppliers in the market.

While the demand for wind turbines is very strong in China, the availability of adequate components continues to constrain the industry’s ability to satisfy market demand. We believe the achievement of our desired growth in the wind energy business will be determined by a number of factors, including:

•	availability of key components for 2.5M W wind turbines;

•	adequate production capacity to fill customer orders on schedule;

•	ability to provide varied customized wind energy solutions for customers.

We believe we are in a favorable position to be an industry leader in the China market and to sustain our long-term growth with continued technology superiority, production capacity flexibility, favorable financing ability and our reserved sources of premium wind farm locations.

We are evaluating opportunities in the market for the construction of biomass power plants. This evaluation includes an analysis of the potential markets, competitive approaches, regulatory issues, potential government incentives, capital requirements and staffing and management skills and needs, as well as how the plants would be operated or sold. We hope to complete this analysis by the end of our third quarter of 2008.

E. Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties as of December 31, 2007. We have not entered into any foreign currency forward contract. We do not have any other off-balance sheet arrangements except for the contractual obligations and commitments described below as of December 31, 2007. We believe that there are no off-balance sheet arrangements that have or are reasonably likely to have a material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F. Tabular Disclosure of Contractual Obligations

The following sets forth our contractual obligations as of December 31, 2007 (in U.S. dollars):

		Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Notes Payable (1)	$15,000,000	$15,000,000	$15,000,000	-	-
Interest Payable	-	-	10%	-	-
Short Term Bank Loans (2)	$959,614	-	$959,614	-	-
Interest Payable	-	-	8.019%	-	-
Operating Leave Commitment (3)	$68,545	-	$68,545	-	-
Purchase Commitment	$5,500,000	-	$5,500,000	-	-
Construction Contracts (4)	$61,100,000	$61,100,000	-	-	-
Technology License Fees (5)	$14,225,096	$4,379,718	$9,845,378	-	-

(1) Long-term notes payable. In May 2007, Head Dragon Holdings engaged in a debt and equity financing in which it received gross proceeds of $15,600,00 from 17 private investors in exchange for issuing promissory notes for $15,000,000 and 650,000 shares of convertible preferred shares. The notes bore interest at 10% per annum. Interest was payable May 24, 2008 or upon repayment, and the notes were payable in full no later than August 8, 2008. Interest of $904,110 had accrued for the year ended December 31, 2007. These notes were paid in full in January 2008.

(2) Short-term bank loans. As of December 31, 2007, Head Dragon Holdings had one short-term bank loan outstanding totaling $959,614 for working capital purposes. The loan bears interest at a fixed rate of 8.019% per annum, is secured by the Company’s building and land use rights and matures on November 13, 2008.

(3) Operating lease commitments. As of December 31, 2007, Head Dragon Holdings was committed to operating lease payments payable semi-annually for a rental property expiring in June 2008.

(4) Construction contracts. GaoKe entered into various construction contracts which typically range from 12 to 18 months. The total commitment remaining as at December 31, 2007 was approximately $61.1 million.

(5) Technology license fee commitments. GaoKe entered into agreements to acquire licenses to manufacture and sell wind turbines for total payments of $9,858,718. As of December 31, 2007, $3,729,000 had been paid by GaoKe. GaoKe paid an additional $4,379,718 in January 2008 and is committed to pay the remaining $1,750,000 by February 2009. In addition, GaoKe is required to pay one of the licensors a minimum of approximately $8,095,378 (EURO 5,500,000) for royalties and training fees in connection with production of its 2.5 MW wind turbines.

G. Safe Harbor

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things:

•	our future business development, results of operations and financial condition;

•	our projected revenues, profits, earnings and other estimated financial information; and

•	our anticipated growth strategies, including our expansion in the international distributed power generation and micro power grid market and the wind energy business.

The forward-looking statements included in this annual report on Form 20-F are subject to risks, uncertainties and assumptions about our company. Our actual results of operations may differ materially from the forward-looking statements as a result of risk factors described under Item 3.D, “Key Information —Risk Factors,” of this annual report, including the following risks:

•	a slow-down of economic growth or an economic downturn in the PRC or globally, which could adversely affect our growth and profitability;

•	encountering trade barriers in expanding to markets outside of the PRC;

•	difficulty establishing adequate management, legal and financial controls in the PRC, which could result in misconduct and difficulty in complying with applicable laws and requirements;

•	a change in the PRC’s policies toward or nationalization of private enterprise;

•	adverse regulatory changes in the PRC on companies that develop power grids and power generation systems;

•	continued compliance with government regulations;

•	ability to attract and retain key executives and affordable engineering talent;

•	difficulty in managing rapid growth;

•	ability to attract new customers;

•	fluctuations in customer demand;

•	intensity of competition from or introduction of new and superior products by other providers of distributed power generation and other energy generation technology;

•	timing and market acceptance of new products; and

•	geopolitical events and regulatory changes.

This listing of risks is not exhaustive. Other sections of this annual report include additional factors that could adversely impact our business and financial performance. You should read these statements in conjunction with the risk factors disclosed in Item 3.D., “Key Information — Risk Factors,” of this annual report and other risks outlined in our other filings with the Securities and Exchange Commission. Moreover, we operate in an emerging and evolving environment. New risk factors may emerge from time to time, and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Except as may be required by applicable law, we do not intend to update or revise any forward-looking statements in this annual report, whether as a result of new information, future events or otherwise.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The names of our current directors and senior management and their ages and principal positions with A-Power as of June 30, 2008 are as follows:

Directors and Executive Officers	Age	Position/Title

Jinxiang Lu	55	Chairman of the Board and Chief Executive Officer
Robert B. Leckie*	60	Independent Director
Dilip Limaye	63	Independent Director
Remo Richli	44	Independent Director
Zhenyu Fan	45	Independent Director
John S. Lin	46	Director, Chief Strategy Officer
Jianmin Wu	44	Independent Director
Edward Meng	40	Chief Financial Officer

* Richard D. Propper resigned from our board of directors in March 2008. Dr. Propper’s resignation was not the result of any disagreement with us. Robert B. Leckie was appointed to the board of directors to fill the vacancy created by Dr. Propper’s departure.

All of these persons except for Robert B. Leckie, Dilip Limaye and John S. Lin (who are residents of the United States) and Remo Richli (who is a resident of Switzerland) are residents of the PRC. There are no family relationships among any of the directors or executive officers of our company.

Other than our Chairman and Chief Executive Officer, our Chief Financial Officer and our Chief Strategy Officer, there are no executive officers.

Jinxiang Lu has served as our Chairman of the Board and Chief Executive Officer since January 2008. Mr. Lu has been involved with developing power generation systems and power grids in China for over 30 years. In the 1980s and 1990s, while in charge of various major power plant projects in Huanren, Benxi, Tiefa and Chao, he recognized the inherent limitations and drawbacks of a central power system and began developing proprietary distributed power generation and micro power grid designs, processes and functionality. His distributed power generation and micro grid system has been refined over the past 20 years by Mr. Lu and his team of engineers and now can efficiently and automatically produce both electricity and heat in a single facility. Based on this technology, Mr. Lu founded Liaoning GaoKe Energy Group Company Limited and Liaoning High-Tech Energy Saving and Thermoelectricity Design Research Institute in 2003 and served as the president and chief executive officer of these companies. Mr. Lu holds a Masters degree from Harbin Science and Technology University where he studied power plants and grid network design.

Robert B. Leckie has been a member of our board of directors since March 2008. Mr. Leckie has been responsible for the legal departments of multiple multinational companies and has a wealth of experience with acquisitions, divestitures, joint ventures and financings, both public and private. Mr. Leckie also has substantial management experience. From 1995 through 1998 he served as the Chief Executive - Industrial Division for Novar plc., a public UK diversified industrial manufacturing and electrical controls company. From 1998 until Novar was acquired by Honeywell in 2005, Mr. Leckie was Novar’s General Counsel with responsibility for the Americas. Since May 2006, Mr. Leckie has operated a private legal practice in San Antonio, Texas. Mr. Leckie received a bachelors and masters degree in electrical engineering and a law degree from McGill University in Canada. He is licensed to practice law in Texas, New York and Ontario, Canada.

Dilip Limaye has been a member of our board of directors since January 2008. Mr. Limaye is an internationally recognized expert in the field of cogeneration, distributed power generation and renewable energy technologies. He is currently a senior advisor with the World Bank and the International Institute for Energy Conservation and serves as a consultant to the Japan Research Institute and USAID. For these institutions, Mr. Limaye is currently developing and implementing energy conservation strategies and solutions (primarily through cogeneration/distributed generation and other “green” technologies) for Vietnam, India, the Philippines, Japan, and Central and Eastern Europe. This includes developing micronetworks based on green energy technologies for the island of Negros, Philippines and for the city of Yokohama, Japan. Mr. Limaye has held over 30 seminars in the U.S. and developing countries on cogeneration and distributed generation and has published two books on these topics. Mr. Limaye was the principal consultant and technical advisor for the U.S. Electric Power Research Institute’s major 10-year project to assess cogeneration and distributed generation and to develop sustainable models of collaborative efforts among U.S. utilities, customers, equipment suppliers, and energy service providers to implement cogeneration projects. He was also a founding member of the International Cogeneration Society and assisted in the development of the Certified Cogeneration Professional (CCP) program for the Cogeneration Institute of the Association of Energy Engineers. In addition, Mr. Limaye was the Founder and President of the International Energy Services Company, the first multi-national energy services company (ESCO), and is currently the President of SRC Global, Inc., a position he has held since 1999.

Remo Richli has been a member of our board of directors since January 2008. Mr. Richli has been an Associate Partner of Bridgelink AG, a private international mergers and acquisitions firm headquartered in Switzerland since 2005. His responsibilities include the acquisition and divestiture of companies as well as raising funds, including private equity deals and venture capital funds. Previously, since 1999, he worked in the United States as a financial expert at RP Associates in San Diego, a venture capital firm focusing on corporate finance and financial structures. His work included evaluations of investment opportunities, financial modeling of investments, and fundraising, as well as building teams on operational and strategic levels. During his time with RP Associates, Mr. Richli also served as Chief Financial Officer of one of its portfolio companies. From 1993 to 1999, Mr. Richli owned a consulting firm engaged in corporate finance consultancy for mid-sized companies and acted as the Chief Executive Officer of client companies on a consulting basis. From 1991 to 1993, Mr. Richli was a director at the Department of Finance at the city government level in Switzerland. Mr. Richli also serves as a member of the board of directors of Origin Agritech Limited, a technology-focused crop seed company serving mainland China that is traded on the NASDAQ Global Select Market. He studied in Switzerland and in the United States and holds several degrees in Business and Economics from the University of Basel, Switzerland and the University of Applied Science in Luzern, Switzerland.

Zhenyu Fan has been a member of our board of directors since January 2008. Mr. Fan is an expert in power plant design and development. He possesses long-standing relationships with many of the large utilities, energy companies and governments in countries throughout Southeast Asia. With these strategic relationships, Mr. Fan has been instrumental in obtaining and managing projects for Chinese power companies in India, Indonesia and Vietnam to develop power plants ranging in size from a few megawatts to over 1 gigawatt. Since 2002, Mr. Fan has worked as a manager at China National Machinery & Equipment Import & Export Corp.

John S. Lin has been a member of our board of directors since January 2008 and has served as our Chief Strategy Officer since April 2008. As our Chief Strategy Officer, Mr. Lin’s responsibilities include our overall global business strategy, mergers and acquisitions strategy and channel development. Mr. Lin also currently serves as a director and as the President and CEO of CBC International Capital Corp. and CBC Investment Consulting (Shanghai) Co., Ltd., a position he has held since 2001. CBC advises Chinese companies in a variety of financial matters, including capital formation. He is experienced in raising capital in China and the U.S., structuring transactions and reorganizations of Chinese companies and public offerings of Chinese companies in exchanges worldwide. Mr. Lin has also served as a director and general manager of Chiway Investment (Anhui) Co., Ltd., which has been commissioned to manage 50 million dollars for Hefei city, China, to attract high technology businesses to the area, since September 2002, and as a director of Fair City Technology Co. Ltd., a privately held company, since October 2005. Mr. Lin is bilingual in English and Chinese and received a degree from Shanghai Traditional Medicine University and an Executive MBA from California State University Los Angeles.

Jianmin Wu has been a member of our board of directors since January 2008. Mr. Wu is experienced in investment banking and finance and serves as the chief representative of Huatai Securities Co., Ltd. for investment banking activity in China, a position he has held since 2001. He also currently serves as an independent board member of Fushun Special Steel Co., Ltd., a Chinese manufacturer of special steel products that is listed on the Shanghai Stock Exchange. From 2005 to June 2006, he was the VP of Finance for Migao Corporation (Toronto Exchange: MGO), and played a major role in their IPO process. Mr. Wu also previously worked as the investment banking manager at Shenyin Wanguo Securities Ltd. from 1996 to 2001. Mr. Wu has a degree in Applied Computer Science from Shanghai Machinery University and a masters degree in electrical engineering from Dalian University of Technology.

Edward Meng joined GaoKe in July 2007 as its part-time Chief Financial Officer. After A-Power’s acquisition of Head Dragon Holdings in January 2008, he served part-time as A-Power’s Chief Financial Officer. On May 1, 2008, Mr. Meng began serving full-time as A-Power’s Chief Financial Officer. Since 2007, Mr. Meng has also served as an independent director and chairman of the audit committee of China Housing and Land Development Limited, a Chinese real estate development company listed on the NASDAQ Capital Market. From October 2007 to April 2008, he served as Vice President, Finance/Chief Financial Officer of Terex Corporation, Beijing Representative Office. Terex Corporation is a diversified global manufacturer of a broad range of equipment for use in various industries, including the construction, infrastructure, quarrying, surface mining, shipping, transportation, refining and utility industries. Mr. Meng also previously served as part-time Chief Financial Officer and a director of Navstar Media Holdings, Inc., a public U.S. holding company with PRC operating subsidiaries specializing in media content production and distribution, in 2007, as Senior Financial Consultant to Shell (China) Limited from 2006 to 2007 and as the Chief Financial Officer of Koch Materials (China) Co. from 2003 to 2006. Prior to that, he served in executive and senior managerial positions at Intelsat, Inc. from 1997 to 2003 and Schenker International AG (China) from 1992 to 1995. A Certified Public Accountant, Mr. Meng is experienced in both PRC and U.S. GAAP accounting. Mr. Meng received his MBA from Georgetown University and a bachelors degree in English from Sichuan International Studies University in China. He is fluent in both Mandarin and English.

B. Compensation

Executive Compensation

GaoKe Executive Officers

Our executive officers were employed by GaoKe during the year ended December 31, 2007. The amounts of cash compensation paid by GaoKe to our executive officers for services in all capacities to GaoKe during the year ended December 31, 2007 are set forth below. GaoKe did not grant any stock options or stock appreciation rights, any awards under long-term incentive plans, or any other non-cash compensation during 2007.

Name and Title of Position with GaoKe	Salary (1)	Bonus
Jinxiang Lu President and Chief Executive Officer	$310,374	None

Edward Meng (2) Chief Financial Officer	$30,000	None

(1)	Salary was paid in RMB. The U.S. dollar amounts set forth in the table reflect approximate amounts based on the annual average exchange rate for 2007 of 7.6072 RMB for one U.S. dollar.

(2)	Mr. Meng joined GaoKe in July 2007 on a part-time basis. He became a full-time employee in May 2008.

Chardan and A-Power Executive Officers

None of the executive officers of Chardan or A-Power received any cash or non-cash compensation for services rendered to Chardan or A-Power during the year ended December 31, 2007. Each executive officer agreed not to take any compensation prior to the consummation of a business combination.

Director Compensation

None of Chardan, A-Power, Head Dragon Holdings or GaoKe paid any compensation or granted any other benefits to their directors for service on their boards of directors during the year ended December 31, 2007. Chardan, A-Power, Head Dragon Holdings and GaoKe reimbursed their directors for expenses incurred in attending board meetings. Following the consummation of the business combination in January 2008, we have paid our non-employee directors a per-meeting fee for each board meeting they attend, have reimbursed their expenses incurred in attending our board meetings and, upon a director’s election to the board, have granted an option to purchase shares of our common stock under our 2007 Equity Plan, with an exercise price equal to the closing market price of our common stock on the date of grant (or, if the NASDAQ Stock Market was closed on the date of grant, the closing market price on the following day), vesting in 36 equal monthly installments over the 36-month period following the date of grant and exercisable for five years.

C. Board Practices

Board Composition and Terms of Directors and Officers

Our board of directors currently consists of seven directors and we have determined that five of our directors, Robert B. Leckie, Dilip Limaye, Remo Richli, Zhenyu Fan and Jianmin Wu, are independent directors as defined in the NASDAQ Stock Market LLC listing standards. Before our business combination with Head Dragon Holdings in January 2008, we did not have any independent directors.

Our articles of association provide for a classified board of directors, with the directors divided into three classes and the number of directors in each class being as nearly equal as possible. Our directors are not currently divided into classes. Each of our directors shall hold office until the next annual meeting of shareholders and until his successor is elected and qualified, or until his earlier death, resignation or removal. In the interim between annual meetings of shareholders, newly created directorships and any vacancy on the board of directors may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum, or by the sole remaining director. A director elected to fill a vacancy resulting from death, resignation or removal of a director shall serve for the remainder of the full term of the director whose death, resignation or removal shall have caused such vacancy and until his successor shall have been elected and qualified.

Our officers are appointed by resolution of our directors and hold office until removed from office by our directors, whether or not a successor is appointed.

Service Agreements

We do not have service or employment agreements with any of our directors or officers or any other agreements that provide for benefits upon termination of service as a director or employee of ours.

Committees of the Board of Directors

We currently have two committees under our board of directors: an audit committee and a compensation committee. Our board of directors has adopted a nominating and corporate governance committee charter but has not yet appointed any members to this committee.

Audit Committee

Because we did not have any independent directors before our business combination with Head Dragon Holdings in January 2008, our entire board of directors acted as the audit committee during 2007. The audit committee currently consists of Remo Richli, Jianmin Wu, and Zhenyu Fan. Mr. Richli serves as chairman of the audit committee. All of the audit committee members are independent directors, as defined in the NASDAQ Stock Market listing standards and Rule 10A-3 of the Securities Exchange Act of 1934, as amended. Each member of our audit committee can read and understand fundamental financial statements, including a balance sheet, income statement, and cash flow statement. Our board of directors has determined that Mr. Richli qualifies as an "audit committee financial expert" as that term is defined in the rules and regulations established by the Securities and Exchange Commission. This designation is a disclosure requirement of the Securities and Exchange Commission related to Mr. Richli’s experience and understanding with respect to certain accounting and auditing matters. The designation does not impose on Mr. Richli any duties, obligations or liability that are greater than those generally imposed on him as a member of our audit committee and our board of directors, and his designation as an audit committee financial expert pursuant to this Securities and Exchange Commission requirement does not affect the duties, obligations or liability of any other member of our audit committee or board of directors.

The primary purpose of the audit committee is to oversee our accounting and financial reporting processes and the audits of the financial statements of our company. Pursuant to the audit committee charter adopted by our board of directors, the audit committee is responsible for, among other things:

• appointing, retaining and overseeing the work of the independent auditors, including resolving disagreements between the management and the independent auditors relating to financial reporting;

• pre-approving all audit and non-auditing services permitted to be performed by the independent auditors, provided that the committee may establish pre-approval policies and procedures;

• reviewing annually the independence and quality control procedures of the independent auditors;

• reviewing regularly with the independent auditors any significant difficulties encountered during the course of the audit, any restrictions on the scope of work or access to required information, any significant disagreement with management in connection with the preparation of the financial statements and any significant judgments made in connection with the preparation of the financial statements and their view as the appropriateness of such judgments;

• reviewing with the independent auditor the critical accounting policies and practices used by the company;

• discussing with management and the independent auditors the annual audited financial statements and any certification, report, opinion or review rendered by the independent auditors;

• discussing with management and the independent auditors the annual audited financial statements and any certification, report, opinion or review rendered by the independent auditors;

• discussing with management and the its assessment of the effectiveness and adequacy of the company’s internal control structure and procedures for financial reporting and consider with management and the independent auditors whether any changes to such internal controls are appropriate;

• discussing with management and the independent auditors material off-balance sheet transactions or structures;

• meeting separately with the independent auditors to discuss critical accounting policies, management letters, recommendations on internal controls, the auditor’s engagement letter and independence letter and other material written communications between the independent auditors and the management;

• reviewing and approving, if appropriate, all proposed related party transactions;

• establishing procedures for the receipt, retention and treatment of complaints and/or concerns received by the company regarding accounting, internal accounting controls or auditing matters and adopt, as necessary, appropriate remedial measures or actions with respect to such complaints or concerns; and

• annually reviewing and reassessing the adequacy of our audit committee charter.

Compensation Committee.

We did not have a compensation committee in 2007. The compensation committee currently consists of Mr. Limaye and Mr. Fan. Mr. Limaye serves as chairman of the compensation committee. All members of the compensation committee are independent directors, as defined in the NASDAQ Stock Market listing standards. Pursuant to the compensation committee charter adopted by our board of directors, the primary functions of the compensation committee include:

• overseeing the development and implementation of our compensation programs and policies;

• reviewing periodically and modifying, to the extent it deems necessary or advisable, our compensation programs;

• reviewing candidates for senior officer positions and their executive development plans;

• reviewing, analyzing and approving executive officer compensation, including granting stock options and other awards under our incentive compensation plans and approving corporate and individual performance goals and objectives relevant to executive officer compensation and the long-term equity incentive awards;

• reviewing and approving compensation guidelines for all other officers of the company;

• developing compensation guidelines and reviewing and approving the compensation program of the directors of the company who are not members of the compensation committee;

• administering our executive officer compensation and benefit plans, subject to delegation of routine duties to appropriate individuals of the company; and

• preparing any reports on executive compensation required by applicable rules and regulations.

Nominating and Corporate Governance Committee.

We did not have a nominating and corporate governance committee in 2007. Our board of directors has adopted a charter for a nominating and corporate governance committee, but has not yet appointed any members of the committee. Pursuant to the nominating and corporate governance committee charter adopted by our board of directors, the primary responsibilities of this committee will include:

• identifying individuals qualified to become members of our board of directors;

• selecting, or recommending to the board, director nominees for each election of directors;

• developing and recommending to the board criteria for selecting qualified director candidates;

• recommending corporate governance principles, a code of conduct and compliance mechanisms for the company; and

• providing oversight in the evaluation of the board and its committees.

In connection with Dr. Propper’s resignation from our board of directors in March 2008, Mr. Leckie was nominated to fill the vacancy on the board left by Dr. Propper. Mr. Leckie’s appointment was unanimously approved by all of our directors including all of our independent directors.

Duties of directors

Under the laws of the British Virgin Islands, our directors, officers and other agents are obligated to act honestly and in good faith and exercise care, diligence and skill of a reasonably prudent person acting in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. We have the right to take legal action if a duty owed by our directors is breached.

D. Employees

As of December 31, 2005, 2006 and 2007, GaoKe had approximately 220, 210 and 250 employees, respectively, and Chardan had four employees, all of whom also served as directors of the company. A-Power and Head Dragon Holdings had no employees. Substantially all of our employees are located in China. As of December 31, 2007, approximately 47.1% of GaoKe’s employees were in management and administration, approximately 3.9% were in sales and marketing, approximately 33.5% were in research and development and approximately 15.7% were in project management. Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be good.

E. Share Ownership

As of June 30, 2008, 32,706,938 shares of our common stock were outstanding. Our shareholders are entitled to vote together as a single class on all matters submitted to shareholders for approval. No shareholder has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. As of June 30, 2008, approximately 19,706,938 shares, or 60.3%, of our outstanding common stock was held by 20 record holders June 30 in the United States, including 18,352,807 shares held by Cede & Co as nominee for the Depository Trust Company.

The following table sets forth information with respect to the beneficial ownership of our common stock as of June 30, 2008 by:

•      each of our directors and executive officers; and

•      each person known to us to beneficially own more than 5.0% of our outstanding common stock.

Except as otherwise noted, the business address of each person listed in the table is c/o A-Power Energy Generation Systems, Ltd., No. 64 Huanghai Road, Yuhong District, Shenyang, Liaoning, China.

	Shares Beneficially Owned (1)
	Number		%
Directors and Executive Officers:
Jinxiang Lu (2)	10,386,333		30.8%
Robert B. Leckie		*	*
Dilip Limaye		*	*
Remo Richli		*	*
Zhenyu Fan		*	*
John S. Lin (3)	1,535,833		4.7%
Jianmin Wu		*	*
Edward Meng		*	*
Major Shareholders:
Jeffrey L. Feinberg (4)	4,835,572		14.8%
Jack Silver (5)	3,079,288		9.4%

* Indicates beneficial ownership is less than one percent.

(1) Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities. The number and percentage beneficial ownership of each listed person is based on the number of shares of our common stock outstanding as of June 30, 2008, as well as the number of shares underlying options and warrants exercisable by such person within 60 days of June 30, 2008. Shares underlying options and warrants are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(2) In connection with our acquisition of Head Dragon Holdings, the related stock purchase agreement, dated as of April 14, 2007, provides that Mr. Lu will be issued up to an aggregate of 9,000,000 additional shares of our common stock (1,000,000 per year for 2007 through 2009 and 2,000,000 for 2010 through 2012, on an all-or-none basis each year) for the six years beginning with fiscal 2007 if, on a consolidated basis, we generate certain net operating profits. See Item 4. “Information on the Company - History and Development of the Company - The Business Combination.” Pursuant to an agreement between Mr. Lu and John S. Lin, Mr. Lu will transfer 5% of any of these additional incentive shares issued to him to Mr. Lin. Based on our net operating profits for 2007, we issued 1,000,000 shares to Mr. Lu in July 2008. We’ve included 950,000 of those shares in the number and percentage of shares beneficially owned by Mr. Lu even though they were not issued until July 2008, and the remaining 50,000 of those shares in the number and percentage of shares beneficially owned by Mr. Lin. The amount and percentage of shares beneficially owned by Mr. Lu also includes 58,333 shares subject to an option that is currently exercisable or exercisable within 60 days of June 30, 2008 to the extent of 58,333 shares.

(3) Consists of 310,000 shares held of record by Fair City Technology Ltd., 585,000 shares held of record by Wisgold Technology Limited, 585,000 shares held of record by Eastland Investments Limited, 50,000 shares to be transferred to Mr. Lin from Mr. Lu, and 5,833 shares subject to an option that is currently exercisable or exercisable within 60 days of June 30, 2008 to the extent of 5,833 shares. Mr. Lin is the sole director and shareholder of Fair City Technology Ltd., Wisgold Technology Limited and Eastland Investments Limited. Mr. Lu has agreed to transfer to Mr. Lin 5% of the up to 9,000,000 additional incentive shares issuable to him by us. We’ve included 50,000 shares (5% of 1,000,000 shares) in the number and percentage of shares beneficially owned by Mr. Lin even though the 1,000,000 incentive shares were not issued to Mr. Lu until July 2008.

(4) Based upon a Schedule 13D/A and Schedule 13G filed April 22, 2008, containing information as of April 21, 2008, Mr. Feinberg and JLF Asset Management, L.L.C., a Delaware limited liability company of which Mr. Feinberg is the managing member (“JLFAM”) each may be deemed to beneficially own 4,835,572 shares, consisting of 1,926,614 shares held by JLF Partners I, L.P. (“JLF1”), 168,755 shares held by JLF Partners II, L.P. (“JLF2”), 59,042 shares held by JLF Concentrated Partners, L.P. (“JLFCN”) and 2,681,161 shares held by JLF Offshore Fund, Ltd. (“JLFOS,” and, collectively with JLF1, JLF2, JLFCN, the “Funds”). JLFAM serves as the investment adviser to the Funds. The principal business address of Mr. Feinberg and these entities (other than JLFOS) is 2775 Via de la Valle, Suite 204, Del Mar, California 92014. The principal business address of JLFOS is c/o Goldman Sachs (Cayman) Trust Limited, P.O. Box 896, 2nd Floor, North Church Street, George Town, Grand Cayman, Cayman Islands. Mr. Feinberg, JLFAM and the Funds each disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein.

(5) Based upon a Schedule 13G filed January 25, 2008, containing information as of January 24, 2008, Mr. Silver beneficially owns 3,079,288 shares held by Sherleigh Associates Inc. Profit Sharing Plan, a trust of which Mr. Silver is the trustee and has the sole voting and dispositive power with respect to such shares. The principal business address of Mr. Silver and Sherleigh Associates Inc. Profit Sharing Plan is c/o SIAR Capital LLC, 660 Madison Avenue, New York, New York 10021.

2007 Equity Plan

We have one plan under which our employees may acquire capital in the company, namely our 2007 Equity Plan. On January 18, 2008, the stockholders of Chardan approved the Chardan 2007 Equity Plan and, in connection with the redomestication merger of Chardan with and into A-Power, A-Power assumed the 2007 Equity Plan. The purpose of the stock option plan is to enable us to offer our employees, officers, directors and consultants whose past, present and/or potential contributions to our company have been, are or will be important to our success, an opportunity to acquire a proprietary interest in our company. We have reserved 2,000,000 shares of our common stock for issuance pursuant to awards granted under the 2007 Equity Plan and, as of June 30, 2008, options exercisable for up to 740,000 shares have been issued under the 2007 Equity Plan.

The following table summarizes, as of June 30, 2008, the options granted under our 2007 Equity Plan to our directors, executive officers and other employees:

Name	Common Stock Underlying Options	Exercise Price Per Share (US$)(1)	Grant Date	Expiration Date	Vesting Schedule
Jinxiang Lu	300,000	$14.00	January 21, 2008	January 21, 2013		(3)
Richard D. Propper(2)	30,000	$14.00	January 21, 2008	January 21, 2013		(3)
Robert B. Leckie	30,000	$13.15	March 14, 2008	March 14, 2013		(3)

Name	Common Stock Underlying Options	Exercise Price Per Share (US$)(1)	Grant Date	Expiration Date	Vesting Schedule
Dilip Limaye	40,000	$14.00	January 21, 2008	January 21, 2013		(3)
Remo Richli	50,000	$14.00	January 21, 2008	January 21, 2013		(3)
Zhenyu Fan	30,000	$14.00	January 21, 2008	January 21, 2013		(3)
Jianmin Wu	30,000	$14.00	January 21, 2008	January 21, 2013		(3)
John S. Lin	30,000	$14.00	January 21, 2008	January 21, 2013		(3)
Edward Meng	150,000	$14.00	January 21, 2008	January 21, 2013		(4)
Other Employees	50,000	$14.00	January 21, 2008	January 21, 2013		(4)
Total:	740,000

(1)
The NASDAQ Stock Market was closed on Monday, January 21, 2008 for the Martin Luther King holiday. On January 21, 2008, our board of directors determined that the exercise price of options granted on January 21, 2008 shall equal the closing price of our common stock on following day. The closing price of our common stock on January 22, 2008 as reported by NASDAQ was $14.00.

(2)
Dr. Propper was granted an option in connection with his service as a member of our board of directors. He resigned from our board of directors in March 2008 and his option is vested and exercisable only to the extent of 1/36th of the underlying shares. The unvested balance of the option has been returned to the 2007 Equity Plan.

(3)	Option vests in 36 equal monthly installments over the 36-month period following the date of grant.
(4)	Option vests as to 25% of the underlying shares on January 21, 2009 and the remaining shares vest in 36 equal monthly installments over the 36-month period following January 21, 2009.

The following paragraphs summarize the principal terms of our 2007 Equity Plan:

Administration. The plan is administered by the compensation committee of our board of directors. Subject to the provisions of the plan, the compensation committee determines, among other things, the persons to whom from time to time awards may be granted, the specific type of award to be granted, the number of shares subject to each award, share prices, any restrictions or limitations on the awards, and any vesting, exchange, deferral, surrender, cancellation, acceleration, termination, exercise or forfeiture provisions related to the awards. The interpretation and construction by the compensation committee of any provisions of, and the determination by the compensation committee of any questions arising under, the plan or any rule or regulation established by the compensation committee pursuant to the plan is final and binding on all persons interested in the plan.

Stock subject to the plan. The plan authorizes a total of 2,000,000 shares of common stock to be granted as awards under the plan. In order to prevent the dilution or enlargement of the rights of holders under the plan, our compensation committee may determine whether or not to adjust the terms of the awards or the number of shares reserved for issuance under the plan in the event of any stock split, reverse stock split, stock dividend payable on our shares of common stock, combination or exchange of shares, or other extraordinary event occurring after the grant of an award. Shares of our common stock that are awarded under the plan may be either treasury shares or authorized but unissued shares. Treasury shares are those purchased or acquired by us from a stockholder or in the public market. If any award granted under the plan is forfeited or terminated, the shares of common stock reserved for issuance pursuant to the award will be made available for future award grants under the plan.

Eligibility. Subject to the provisions of the plan, awards may be granted to key employees, officers, directors and consultants who are deemed to have rendered or are able to render significant services to us or our subsidiaries and who are deemed to have contributed or to have the potential to contribute to our success. Incentive stock options may only be awarded to individuals who are our employees at the time of grant. Notwithstanding the foregoing, an award may be granted to an individual in connection with his or her hiring or retention, or at any time on or after the date he or she reaches an agreement with us, either oral or in writing, with respect to his or her hiring, even though it may be prior to the date he or she first performs services for us or our subsidiaries. However, no portion of any award of this nature can vest prior to the date that the individual first performs the services he or she was hired or retained to perform.

Types of awards. The compensation committee may award to participants any of the following types of awards, either alone or in tandem with each other: stock options (incentive and non-qualified), stock appreciation rights, restricted stock, restricted stock units, performance units and shares, deferred compensation awards, and other stock-based awards. The various types of awards will enable us to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of our business. To date, we have granted only stock option awards under the plan.

Terms of option awards. Under the plan, our compensation committee may award to participants stock options that are intended to qualify as “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code of the United States or are not intended to be so qualified. Incentive stock options may only be awarded to our employees (including those of our subsidiaries). To the extent that any stock option intended to qualify as an incentive stock option does not so qualify it will constitute a non-incentive stock option. The compensation committee will fix the term of each stock option. However, an incentive stock option may be granted only within the ten-year period commencing from the effective date of the plan and may only be exercised within ten years from the date of grant, or five years from the date of grant in the case of a participant who at the time the stock option is granted owns more than 10% of the total combined voting power of all of our classes of voting securities. The exercise price of stock options granted under the plan will be determined by the compensation committee at the time of the grant, but in no event will the price be less than the fair market value of the underlying common stock on the last trading day prior to the date the stock option is granted. However, the exercise price of an incentive stock option granted to a 10% stockholder will not be less than 110% of the fair market value of the shares on the last trading day prior to the date the stock option is granted. The number of shares covered by incentive stock options which may first become exercisable by a participant in any calendar year cannot have an aggregate fair market value in excess of $100,000, measured at the date of grant. The compensation committee will determine the terms and conditions of stock options and when they will become exercisable. Any requirement that options be exercised in installments may be waived in whole or in part by the compensation committee.

Vesting schedule of options. The vesting schedules of awards are subject to the discretion of our compensation committee.

Payment of exercise price. Payment of the exercise price for stock options may be made in cash, in shares of our common stock owned by the participant, in a combination of the two, or otherwise, as reflected in the applicable award agreement. Additionally, the compensation committee may permit a participant to elect to pay the exercise price by irrevocably authorizing a third party to sell shares of common stock, or a sufficient portion of the shares, acquired upon exercise of the stock option and pay to us a sufficient portion of the sale proceeds to pay the entire exercise price and any tax withholding resulting from the exercise. The committee may also approve the use of any other legal consideration to exercise a stock option. A participant has no rights as a stockholder with respect to the shares of our common stock underlying a stock option granted under the plan until shares are actually issued upon exercise of the stock option.

Award agreements. Stock options, stock appreciation rights, restricted stock, deferred stock, stock reload options and other stock-based awards granted under the plan will be evidenced by agreements consistent with the plan in a form as prescribed by the compensation committee. Neither the plan nor agreements evidencing awards under the plan confer any right to continued employment upon any holder of a stock option, stock appreciation right, restricted stock, deferred stock, stock reload option or other stock-based award. Further, except as expressly provided in the plan, expressly provided in the grant of an award, or discussed above with respect to the transferability of stock options in certain limited exceptions, all agreements will provide that the right to exercise stock options, receive restricted stock after the expiration of the restriction period or deferred stock after the expiration of the deferral period, receive payment under other stock-based awards, or exercise a stock appreciation right cannot be transferred except by will or the laws of descent and distribution.

Transfer restrictions. Stock options may not be assigned or transferred by a participant except by will or by the laws of descent and distribution, and during the lifetime of a participant, the stock options may only be exercisable by the person to whom it was granted, or, to the extent of legal incapacity or incompetency, the participant’s guardian or legal representative. Notwithstanding the foregoing, with the approval of the compensation committee, a participant may transfer a nonstatutory stock option by gift, for no consideration, or pursuant to a domestic relations order, in either case, to or for the benefit of the participant’s immediate family; or to an entity in which the participant or members of the participant’s immediate family own more than fifty percent of the voting interest, in exchange for an interest in that entity. Additionally, the transfer will be subject to any additional limits that the compensation committee may establish and the execution of any documents that the compensation committee may require. If a transfer of this nature is made, the transferee shall remain subject to all the terms and conditions applicable to the stock option prior to the transfer.

Term and amendments. The plan will terminate when there are no awards outstanding and when no further awards may be granted. Our board of directors has the right to amend, suspend or discontinue any provision of the plan, provided that the action may not adversely affect awards previously granted between a participant and us without the participant’s consent.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6.E, “Directors, Senior Management and Employees — Share Ownership.”

In connection with the business combination effected in January 2008, Chardan’s shareholders were significantly diluted. In the redomestication merger between Chardon and A-Power, Chardan security holders received an equal number of shares of common stock of A-Power in exchange for their Chardan common stock. However, immediately after A-Power’s acquisition of Head Dragon Holdings, persons who held shares of Chardan’s common stock before the redomestication merger and the acquisition of Head Dragon Holdings owned less than 34% of A-Power and former owners of Head Dragon Holdings owned approximately 65% of A-Power. If A-Power (formerly China Energy Technology Limited) issues all the potential earnout shares to Mr. Jinxiang Lu described under Item 4.A, “Information on the Company - History and Development of the Company - The Business Combination,” Mr. Lu could own a significantly greater percentage of A-Power.

B. Related Party Transactions

Arrangements with Chardan Capital, LLC for Office Space and Administrative Services

From August 2005 through January 2008, Chardan Capital, LLC made available to Chardan South China Acquisition Corporation a small amount of office space in San Diego, California and certain office and secretarial services. Chardan South China Acquisition Corporation agreed to pay Chardan Capital, LLC $7,500 per month for these services. Chardan South China Acquisition Corporation determined, based on rents and fees for similar services in the San Diego metropolitan area, that the fee charged by Chardan Capital, LLC was at least as favorable as Chardan South China Acquisition Corporation could have obtained from an unaffiliated person. However, as the members of Chardan South China Acquisition Corporation’s board of directors may not have been deemed “independent” at the time of approval of these arrangements, it did not have the benefit of disinterested directors approving these arrangements. Richard D. Propper, Li Zhang and Jiangnan Huang served as directors of Chardan South China Acquisition Corporation as well as managing members of Chardan Capital, LLC at the time Chardan South China Acquisition Corporation’s board of directors approved these transactions. As a result, they received a benefit from these arrangements to the extent of their interest in Chardan Capital, LLC. However, these arrangements were intended solely for the benefit of Chardan South China Acquisition Corporation and were not intended to provide Dr. Propper or Messrs. Zhang or Huang compensation.

Loans to Chardan from Related Parties

In May and June 2007, Chardan Capital, LLC advanced to Chardan a total of $60,250 and, in June 2007, Kerry Propper (son of Dr. Richard D. Propper) advanced to Chardan $15,000 to cover various expenses related to Chardan’s activities focused on consummating the Head Dragon Holdings transaction. These advances accrued interest at the rate of eight percent per annum and were due on the earlier of the first anniversary of the date of the advance or three business days following the consummation of the business combination with Head Dragon Holdings. These obligations were assumed by A-Power and in January 2008, A-Power repaid these loans in full from the proceeds of Chardan’s initial public offering that were placed in trust and released upon consummation of the transaction with Head Dragon Holdings.

Chardan’s Reimbursement of Officer and Director Expenses

From inception through the consummation of its transactions with Head Dragon Holdings in January 2008, Chardan reimbursed its officers and directors for any reasonable out-of-pocket business expenses incurred by them in connection with certain activities on Chardan’s behalf, such as identifying and investigating possible target businesses and business combinations. There was no limit on the amount of out-of-pocket expenses reimbursable by Chardan, which will be reviewed only by Chardan’s board or a court of competent jurisdiction if any such reimbursement is challenged. From January 1, 2007 through January 18, 2008, the total amount of business expenses incurred by Chardan’s officers and directors and reimbursed by Chardan was approximately $196,414.

Head Dragon Holdings Stock Issuance

In May 2007, Jinxiang Lu, our Chairman of the Board and Chief Executive Officer and the then sole shareholder of Head Dragon Holdings common stock, acquired an additional 12,800,000 ordinary shares of Head Dragon Holdings in exchange for $2,300,000, which included a premium of $658,974 included in additional paid-in-capital.

Head Dragon Holdings Loan from Chief Executive Officer

During 2006, Head Dragon Holdings issued 200,000 ordinary shares valued at $25,713 and issued a note payable with a principal value of $7,660,548 to Jinxiang Lu, the then owner of GaoKe, in exchange for the paid-in-capital of GaoKe. The note payable was unsecured, non-interest bearing with no fixed terms of repayment to minimize any potential impact on liquidity. In May 2007, Head Dragon Holdings repaid in full the note payable with proceeds it received from its $15.6 million debt and equity financing from 17 private investors.

Stock Purchase Agreement among Chardan, A-Power and Jinxiang Lu

On April 14, 2007, Chardan entered into a stock purchase agreement with A-Power and Jinxiang Lu, our Chairman and Chief Executive Officer, who was the sole holder of all of the issued and outstanding ordinary shares of Head Dragon Holdings. Pursuant to terms of the stock purchase agreement, on January 18, 2008, A-Power acquired all of the issued and outstanding ordinary shares of Head Dragon Holdings, gaining control of GaoKe. For information regarding the consideration paid and payable to Mr. Lu pursuant to this stock purchase agreement, see Item 4.A, “Information on the Company - History and Development of the Company - The Business Combination,” of this annual report.

GaoKe Energy Loan from Chief Executive Officer

Jinxiang Lu made a personal, unsecured, non-interest bearing loan to GaoKe Energy prior to January 1, 2007, which was used to fund GaoKe Energy’s general working capital needs. The loan had no fixed terms of repayment and as of December 31, 2007, the outstanding balance payable to Mr. Lu was approximately $399,040. In February 2008, GaoKe Energy paid the outstanding balance in full to Mr. Lu.

GaoKe Energy Transactions with Related Companies

Before the business combination among Chardan, A-Power and Head Dragon Holdings in January 2008, GaoKe Energy worked with other PRC companies owned and controlled by Jinxiang Lu to explore alternative energy business opportunities and for general distributed power generation system component supplies. In 2007 through January 2008, the nature and extent of these transactions were not material. For additional information regarding these related party transactions, see Note 4 to the consolidated financial statements of Head Dragon Holdings included elsewhere in this annual report. These three related companies, Liaoning High-Tech Energy Group Electrical Supplies Ltd., Head Dragon Ground Heating Pump Company and Liaoning High-Tech Furnace Insulation and Anti-Corrosion Engineering Ltd., were deregistered in January 2008 and no longer exist.

Consulting Services by Chardan Capital, LLC

On March 1, 2008, we entered into a consulting agreement with Chardan Capital, LLC to provide a variety of services including advice and assistance in meeting U.S. public reporting requirements and accounting standards, Sarbanes-Oxley compliance, corporate structuring and development, stockholder relations, corporate finance and operational capitalization, transfer agent matters and such other similar services as requested and agreed to by Chardan Capital, LLC in exchange for a fee of $20,000 per month. Richard D. Propper, a director of ours until his resignation in March 2008, is a managing member of Chardan Capital, LLC.

A-Power Funding of its Wind Turbine Production Facility

Easy Flow Limited, a Hong Kong holding company (“Easy Flow”), was organized and registered in June 2007 with John S. Lin serving as a director of the company. Easy Flow was formed for the purpose of holding interest in and financing A-Power’s wind energy business in mainland China. In September 2007, February 2008, March 2008 and April 2008, Head Dragon Holdings transferred approximately $4.0 million, $7.0 million, $6.0 million and $6.0 million, respectively (an aggregate of approximately $23.0 million), to Easy Flow, which Easy Flow, in turn, transferred to its 100% owned PRC subsidiary, Shenyang Ruixiang Wind Power Equipment Limited (“Ruixiang”), to finance Ruixiang’s construction of the 2.5 MW wind turbine production facility in Shenyang, China. In April 2007, Head Dragon Holdings transferred approximately $8.0 million to Easy Flow, which Easy Flow, in turn, transferred to its 80% owned PRC subsidiary, Shenyang Jinxiang Power Equipment Limited (“Jinxiang”), to finance Jinxiang’s construction of the 750 kW and 225 kW wind turbine facility in Shenyang. In June 2008, Easy Flow transferred all of its shares to A-Power and became a 100% owned subsidiary of A-Power. For additional information regarding our wind turbine production facility in Shenyang, see Item 4. A, “Information on the Company-History and Development of the Company-Recent Developments.”

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We are not currently a party to any pending legal proceedings which are expected to have a significant effect on our business, financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our business, financial position and results of operations or liquidity. However, from time to time, we may be subject to various claims and legal actions arising in the ordinary course of business.

Dividend Policy

We have never declared or paid any cash dividends on our common stock, nor do we have any present plan to pay any cash dividends on our common stock in the foreseeable future. We currently intend to retain most of our available funds and any future earnings to develop and expand our business. Any payment of dividends in the future will be at the discretion of our board of directors.

B. Significant Changes

See Item 4.A “Information on the Company - History and Development of the Company - The Business Combination” and “- Recent Developments.”

Unaudited Pro Forma Combined Financial Statements

The following unaudited pro forma combined financial statements give effect to the transactions contemplated by the Stock Purchase Agreement, dated as of April 14, 2007 (the “Transaction”), among Chardan South China Acquisition Corporation (“Chardan”), A-Power Energy Generation Systems, Ltd. (formerly “China Energy Technology) (“A-Power”) and Mr. Jinxiang Lu based on the assumptions and adjustments set forth in the accompanying notes, which management believes are reasonable.

The following unaudited pro forma combined financial statements and accompanying notes should be read in conjunction with the audited historical financial statements and related notes of Chardan and Head Dragon Holdings Limited at December 31, 2007, all of which are included in this annual report.

The Transaction was completed on January 18, 2008 and resulted in the shareholders of Head Dragon Holdings Limited obtaining a majority of the voting interest in the combined business. Under generally accepted accounting principles, the company whose shareholders retain the majority voting interest in a combined business is generally treated as the acquirer for accounting purposes. Because Chardan did not have any assets with operating substance except cash, the Transaction has been accounted for as a reorganization and recapitalization of Head Dragon Holdings Limited.

In connection with the Transaction, certain Chardan stockholders had conversion rights to receive a pro rata share of the assets of the trust fund established by Chardan following its initial public offering in exchange for their common stock. None of the Chardan stockholders exercised these conversion rights and 100% of Chardan common stock was converted into A-Power common stock upon consummation of Chardan’s merger with and into A-Power on January 18, 2008. The following unaudited pro forma financial statements present share and per share information for the year ended and at December 31, 2007 on the basis that no Chardan stockholders exercised their conversion rights.

We are providing this information to aid you in your analysis of the financial aspects of the Transaction. The unaudited pro forma combined financial statements described above should be read in conjunction with the historical financial statements of Head Dragon Holdings Limited and Chardan and the related notes thereto contained elsewhere in this annual report. The unaudited pro forma information is not necessarily indicative of the financial position or results of operations that may have actually occurred had the Transaction taken place on the dates noted, or the future financial position or operating results of the combined company.

The unaudited pro forma combined financial information is not necessarily indicative of the operating results that would have actually been achieved if the Transaction had been consummated as of the beginning of the period indicated, nor is it necessarily indicative of the future operating results of the combined business.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
PRO FORMA ADJUSTMENTS

(a)	to record release of funds held in trust by Chardan South China Acquisition Corporation ("CSCAC")
(b)
to record the issuance of 13,000,000 common shares of CSCAC’s merger subsidiary, A-Power Energy Generation Systems, Ltd. (formerly China Energy Technology, Limited) ("A-Power") with a par value of $.001 per share for the entire stock of Head Dragon Holdings Limited and to reflect the change in par value of CSCAC stock upon its merger into A-Power

(c)	to reclassify common stock held in trust to permanent equity and to record related deferred interest as income
(d)	to eliminate retained earning of CSCAC as Head Dragon Holdings Limited will be the continuing entity for accounting purposes
(e)
to record the issuance of 650,000 shares of A-Power common stock with a par value of $.001 per share in exchange for preferred shares of Head Dragon Holdings, Limited, assuming exchange of all preferred shares

(f)	pro forma net income per share was calculated by dividing pro forma net income by the weighted average number of shares outstanding as follows:

Shares issued in the Transaction	13,000,000
CSCAC weighted average shares	7,000,000
Basic shares	20,000,000

CSCAC incremental shares relating to warrants	4,958,290
CSCAC incremental shares relating to underwriters purchase option	53,250
Diluted Shares	25,011,540

If the holders of 650,000 shares of Head Dragon Holdings preferred stock exchange their preferred shares for 650,000 shares of A-Power common stock, the weighted average shares will be as follows:

Basic shares	20,650,000
Diluted shares	25,661,540

Chardan South China Acquisition Corporation
Pro Forma Combined Balance Sheet
December 31, 2007
(unaudited)

	Head Dragon Holdings Limited	Chardan South China Acquisition Corporation	Pro Forma Adjustments		Pro Forma Combined
ASSETS
Current Assets:
Cash and cash equivalents	$35,831,895	$-	$32,375,636	(a)	$68,207,531
Investments held in trust	-	32,375,636	(32,375,636	)(a)	-
Accounts receivable	20,980,185	-	-		20,980,185
Prepayments, deposits and other receivables	3,118,908	-	-		3,118,908
Due from related parties	31,898	-	-		31,898
Total current assets	59,962,886	32,375,636	-		92,338,522

Accounts receivable	1,843,830	-	-		1,843,830
Construction in progress	411,263	-	-		411,263
Property, plant and equipment, net	2,501,510	-	-		2,501,510
Deposits on intangible assets	3,729,000	-	-		3,729,000

Total Assets	$68,448,489	$32,375,636	$-		$100,824,125

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Bank indebtedness	$-	$1,845	$-		$1,845
Bank Loans	959,614	-	-		959,614
Accounts payable and accrued liabilities	18,047,827	809,831	-		18,857,658
Customer deposits	2,479,867	-	-		2,479,867
Due to shareholder	375,531	-	-		375,531
Income and business taxes payable	50,742	406,989	-		457,731
Related party note payable	-	237,231	-		237,231
Notes payable	15,000,000	-	-		15,000,000
Deferred interest		512,118	(512,118	)(c)	-
Total Current Liabilities	36,913,581	1,968,014	(512,118)		38,369,477

Minority Interest	256,357	-	-		256,357

Common stock subject to redemption	-	5,964,017	(5,964,017)	(c)	-

Stockholders' equity:
Common stock	1,666,667	700	(1,666,667	)(b)	20,650
			13,000	(b)
			6,300	(b)
			650	(e)
Preferred stock	54,333	-	(54,333	)(e)	-
Additional paid-in capital	1,671,342	25,003,435	1,666,667	(b)	34,291,432
			(13,000	)(b)
			(6,300	)(b)
			5,964,017	(c)
			(48,412	)(d)
			53,683	(e)
Accumulated and other comprehensive income	2,016,250	-	-		2,016,250
Statutory reserves	3,306,624	-	-		3,306,624
Retained earnings	22,563,335	(560,530)	512,118	(c)	22,563,335
			48,412	(d)
Total shareholders' equity	31,278,551	24,443,605	6,476,135		62,198,291

Total liabilities and shareholders' equity	$68,448,489	$32,375,636	$-		$100,824,125

Chardan South China Acquisition Corporation
Pro Forma Combined Statement of Income
December 31, 2007
(unaudited)

	Head Dragon Holdings Limited	Chardan South China Acquisition Corporation	Pro Forma Adjustments		Pro Forma Combined

Total revenue	$152,544,105	$-	$-		$152,544,105
Cost of sales and business taxes	131,987,149	-	-		131,987,149
Gross profit	20,556,956	-	-		20,556,956

Operanting expenses
General and administrative expenses	3,481,979	1,227,985	-		4,709,964
Total operating expenses	3,481,979	1,227,985	-		4,709,964

Income (loss) from operations	17,074,977	(1,227,985)	-		15,846,992

Financial costs	(913,059)	-	-		(913,059)
Other income (expense)	250,164	(49,660)	-		200,504
Interest income (expense)	(968,959)	834,249	512,118	(c)	377,408
Income (loss) before incomes taxes and minority interest	15,443,123	(443,396)	512,118		15,511,845
Income taxes	190,175	235,333	-		425,508
Income (loss) before minority interest	15,252,948	(678,729)	512,118		15,086,337
Minority interest	39,308	-	-		39,308
Net income (loss)	$15,213,640	$(678,729)	$512,118		$15,047,029

Assuming no common shares exchanged for Head Dragon preferred stock:
Net income (loss) per share - basic	$1.86	$(0.10)		(f)	$0.75
Net income (loss) per share - diluted	$1.78	$(0.10)		(f)	$0.60

Assuming exchange of common shares for all shares of Head Dragon preferred stock:
Net income (loss) per share - basic	$1.86	$(0.10)		(f)	$0.73
Net income (loss) per share - diluted	$1.78	$(0.10)		(f)	$0.59

 ITEM 9. THE OFFER AND LISTING

A. Offering and Listing Details

Our common stock, units and warrants began trading on the NASDAQ Capital Market on January 22, 2008 under the symbols “APWR,” “APWRU” and “APWRW,” respectively. In connection with our calling the warrants for redemption, the units and warrants were removed from listing by the NASDAQ Stock Market LLC effective March 18, 2008, with respect to the units, and March 31, 2008, with respect to the warrants. On June 2, 2008, our common stock began trading on the NASDAQ Global Select Market under the same symbol, “APWR.”

The following table provides the high and low market prices of A-Power’s common stock, units and warrants, as reported on the NASDAQ Capital Market or the NASDAQ Global Select Market, as applicable, on a quarterly and monthly basis from January 22, 2008 through June 30, 2008.

	A-Power Common Stock		A-Power Units		A-Power Warrants
Period	High	Low	High	Low	High	Low
Quarterly High and Low
First Quarter 2008 (from January 22, 2008; through March 18 with respect to the units; through March 31 with respect to the warrants)	$19.50	$11.96	$47.00	$25.96	$14.25	$6.83
Second Quarter 2008	$31.89	$14.11	n/a	n/a	n/a	n/a

Monthly High and Low
January 2008 (from January 22, 2008)	$15.50	$12.25	$33.02	$29.57	$9.40	$7.40
February 2008	$19.50	$14.25	$47.00	$33.00	$14.25	$9.30
March 2008 (through March 18 with respect to the units; through March 31 with respect to the warrants)	$16.39	$11.96	$35.76	$25.96	$11.19	$6.83
April 2008	$17.64	$14.11	n/a	n/a	n/a	n/a
May 2008	$24.00	$15.78	n/a	n/a	n/a	n/a
June 2008	$31.89	$20.65	n/a	n/a	n/a	n/a

B. Plan of Distribution

Not applicable.

C. Markets

Our common stock currently trades on the NASDAQ Global Select Market under the symbol “APWR.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association contained in our proxy statement/prospectus dated December 26, 2007, which forms a part of our registration statement on Form S-4 (File No. 333-142894), originally filed with the Securities and Exchange Commission on May 11, 2007. Our amended and restated memorandum and articles of association were adopted by our stockholders at a special meeting of stockholders on January 17, 2008. The following description of certain provisions of our amended and restated memorandum and articles of association and the description of certain provisions of our amended and restated memorandum and articles of association contained in our proxy statement/prospectus dated December 26, 2007 do not purport to be complete and are qualified in their entirety by our amended and restated memorandum and articles of association included as Exhibits 3.1 and 3.2 to our amended Form 8-A (File No. 001-33820-08538726), filed with the Securities and Exchange Commission on January 18, 2008.

A-Power (formerly China Energy Technology Limited) was incorporated on May 14, 2007 in the Territory of the British Virgin Islands under the BVI Business Companies Act, 2004. Pursuant to Section 5 of our memorandum of association, the objects for which we are established are unrestricted and we have full power and authority to carry out any object not prohibited by the BVI Business Companies Act, 2004, as the same may be revised from time to time, or any other law of the British Virgin Islands, except that we have no power to carry on banking or trust business, business as an insurance or reinsurance company, insurance agent or insurance broker, the business of company management, the business of providing the registered office or the registered agent for companies incorporated in the British Virgin Islands, or business as a mutual fund, mutual fund manager or mutual fund administrator, unless we obtain certain licenses under the law of the British Virgin Islands.

Pursuant to our amended and restated memorandum and articles of association, the business of our company shall be managed by our board of directors. Our board of directors is divided into three classes: Class A, Class B and Class C. The number of directors in each class shall be as nearly equal as possible. The terms of one class of directors expire at each annual meeting of our stockholders. There is no cumulative voting by stockholders for the election of directors. We do not have any age-based retirement requirements and we do not require our directors to own any number of shares to qualify as a director.

A director of our company must, immediately after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by us, disclose such interest to our board of directors, but may vote on a matter related to the transaction, attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and sign a document on behalf of the company, or do any other thing in his capacity as a director, that relates to the transaction. A director is not required to disclose his interest in a transaction or a proposed transaction to our board of directors if the transaction or proposed transaction is between the director and us, and the transaction or proposed transaction is or is to be entered into in the ordinary course of our business and on usual terms and conditions.

Our directors may, by resolution, fix the compensation of directors in respect of services rendered or to be rendered in any capacity to us.

Our directors may exercise all the powers of our company to borrow money and to mortgage or charge its undertakings and property, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of ours or of any third party.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business for the two years immediately preceding the date of this annual report and other than those described in Item 4, “Information on the Company,” Item 7.B., “Major Shareholders and Related Party Transactions - Related Party Transactions,” or elsewhere in this annual report on Form 20-F.

D. Exchange Controls

British Virgin Islands

There are no exchange control regulations imposed on us or our shareholders under British Virgin Islands law.

The PRC

Restrictions on Foreign Currency Exchange

Pursuant to existing foreign currency exchange regulations in the PRC, including the Foreign Currency Administration Rules promulgated on January 29, 1996 and amended on January 14, 1997 and various regulations issued by the State Administration of Foreign Exchange (“SAFE”), RMB is a freely convertible currency only to the extent of current account items, such as trade-related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, require the prior approval from SAFE or its local branch for conversion of RMB into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside the PRC. Payments for transactions that take place within the PRC must be made in RMB. Unless otherwise approved, PRC companies must repatriate foreign currency payments received from abroad. Foreign Invested Enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by SAFE or its local branch. Unless otherwise approved, domestic enterprises must convert all of their foreign currency receipts into RMB.

In addition, pursuant to the SAFE’s Circular No. 75, Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, issued on October 21, 2005, (1) a PRC resident, including a PRC resident natural person or a PRC company, shall register with the local branch of SAFE before it establishes or controls an overseas special purpose vehicle for the purpose of overseas equity financing (including convertible debt financing); (2) when a PRC resident contributes the assets of or its equity interests in a domestic enterprise into a special purpose vehicle, or engages in overseas financing after contributing assets or equity interests into a special purpose vehicle, such PRC resident shall register his or her interest in the special purpose vehicle and the change thereof with the local branch of SAFE; and (3) when the special purpose vehicle undergoes a material event outside of China, such as change in share capital or merger and acquisition, the PRC resident shall, within 30 days from the occurrence of such event, register such change with the local branch of SAFE. PRC residents who are shareholders of special purpose vehicles established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006. Under Circular No. 75, failure to comply with the registration procedures set forth above may result in penalties, including restrictions on a PRC subsidiary’s foreign exchange activities and its ability to distribute dividends to the special purpose vehicle.

On December 25, 2006, the People’s Bank of China promulgated the “Measures for the Administration of Individual Foreign Exchange”, and on January 5, 2007, SAFE further promulgated the implementation rules on those measures. Both became effective on February 1, 2007. According to the implementation rules, if individuals in the PRC participate in any employee stock ownership plan or stock option plan of an overseas listed company, those individuals must apply as a group through the company or a domestic agency to SAFE or the appropriate local branch for approval for any foreign exchange-related transactions concerning that plan.

Restrictions on Dividend Distribution

The principal regulations governing dividend distributions by foreign owned enterprises include:

•	The Wholly Foreign Owned Enterprise Law, promulgated by the National People’s Congress on April 12, 1986 and amended on October 31, 2000;

•	The Wholly Foreign Owned Enterprise Law Implementing Rules, promulgated by the National People’s Congress on December 12, 1990 and amended on April 12, 2001;

•	The Enterprise Income Tax Law, promulgated by the National People’s Congress on March 16, 2007; and

•	The Implementation Rules on Enterprise Income Tax Law, promulgated by the State Council on December 6, 2007.

Under these regulations, wholly or partially foreign owned enterprises in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. The distribution of dividends by a wholly foreign-owned enterprise out of China is subject to examination by banks designated by SAFE. In addition, based on PRC accounting standards, these wholly foreign-owned companies are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds. A company is not required to set aside its profits to fund the reserve until its cumulative total reserve fund is equal to at least 50% of the company’s registered capital.

Under the new Enterprise Income Tax Law and its Implementation Rules, or the New EIT Law, dividends, interests, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax.

Under the New EIT Law, an enterprise established outside the PRC with its “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its worldwide income. A “de facto management body” is defined as an organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. It remains unclear how the PRC tax authorities will interpret this definition. Notwithstanding the foregoing provision, the New EIT Law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from income tax, subject to certain conditions. However, it remains unclear how the PRC tax authorities will interpret the PRC tax resident treatment of an offshore company, like us, having indirect ownership interests in PRC enterprises through intermediary holding vehicles.

Moreover, under the New EIT Law, foreign shareholders may be subject to a 10% withholding tax upon dividends payable by us and gains realized on the sale or other disposition of shares, if such income is sourced from within the PRC and we are classified as a PRC resident enterprise.

E. Taxation

The following summary of the material British Virgin Islands and United States federal income tax consequences of an investment in our common stock is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change, and does not constitute legal or tax advice. This summary does not deal with all possible tax consequences relating to an investment in our common stock, such as the tax consequences under state, local and other tax laws.

British Virgin Islands

All dividends, interests, rents, royalties, compensations and other amounts paid by us to persons who are not resident in the British Virgin Islands are exempt from all forms of taxation in the British Virgin Islands and any capital gains realized with respect to any of our shares, debt obligations, or other securities by persons who are not persons resident in the British Virgin Islands are exempt from all forms of taxation in the British Virgin Islands. No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not persons resident in the British Virgin Islands with respect to any of our shares, debt obligation or other securities. There are currently no withholding taxes or exchange control regulations in the British Virgin Islands applicable to us or our shareholders. Currently, there is no income tax treaty, convention or reciprocal tax treaty regarding withholdings currently in effect between the United States and the British Virgin Islands.

United States

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of an investment in our common stock. This discussion applies only to U.S. Holders that hold shares of our common stock as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States in effect on the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•      banks;

•      financial institutions;

•      insurance companies;

•      regulated investment companies;

•      real estate investment trusts;

•      broker dealers;

•      traders that elect to mark to market;

•      tax-exempt entities;

•      U.S. expatriates;

•      persons liable for alternative minimum tax;

•      persons holding our common stock as part of a straddle, hedging, conversion or integrated transaction;

•      holders that actually or constructively own 10% or more of our voting stock;

•      persons holding our common stock through partnerships or other pass-through entities; or

•      persons who acquired our common stock pursuant to the exercise of any employee stock option or otherwise as compensation.

INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of our common stock and you are, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any State thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are a partner in a partnership or other entity taxable as a partnership that holds our common stock, your tax treatment generally will depend on your status and the activities of the partnership.

Taxation of Dividends and Other Distributions on Our Common Stock

Subject to the passive foreign investment company rules discussed below, the gross amount of our distributions to you with respect to our common stock generally will be included in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends may be taxed at the lower applicable capital gains rate, and thus may constitute “qualified dividend income” provided that (1) our common stock is readily tradable on an established securities market in the United States; (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our common stock.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our common stock will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of a distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your shares of our common stock, and, to the extent of the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. However, we do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Disposition of Our Common Stock

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share of our common stock equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the share. Your tax basis in a share of our common stock generally will equal to the cost of such share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances, including the effect of any applicable income tax treaties.

Passive Foreign Investment Company

A non-U.S. corporation is considered to be a passive foreign investment company, or PFIC, for any taxable year if, applying certain look-through rules, either:

•	at least 75% of its gross income is passive income, or

•
at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although it is not clear how the contractual arrangements between us and our affiliated entities will be treated for purposes of the PFIC rules, based on the market price of our common stock, the composition of our assets and income, and our operations, we believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2007. We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the total value of our assets for purposes of the asset test generally will be calculated using the market price of our common stock, our PFIC status will depend in large part on the market price of our common stock. Accordingly, fluctuation in the market price of our common stock may result in us becoming a PFIC in future taxable years. If we are a PFIC for any year during which you hold our common stock, we generally will continue to be treated as a PFIC for all succeeding years during which you own our common stock.

If we are a PFIC for any taxable year during which you hold our common stock, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of our common stock, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for your shares of our common stock will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the shares of our common stock;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

•
the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of shares of our common stock cannot be treated as capital, even if you hold the shares as capital assets.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a mark-to-market election for your shares of our common stock, you will include in income each year an amount equal to the excess, if any, of the fair market value of the shares as of the close of your taxable year over your adjusted basis in such shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the shares, as well as to any loss realized on the actual sale or disposition of the shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such shares. Your basis in the shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate discussed above under “— Taxation of Dividends and Other Distributions on Our Common Stock” would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. We expect that our common stock will continue to be listed on the NASDAQ Global Select Market and, consequently, we expect that if you are a holder of our common stock and our common stock is regularly traded, the mark-to-market election would be available to you were we to become a PFIC.

In general, if a non-U.S. corporation is a PFIC, a holder of shares in that corporation may avoid taxation under the rules described above by making a “qualified electing fund” election to include its share of the corporation’s income on a current basis, or a “deemed sale” election once the corporation no longer qualifies as a PFIC. However, you may make a qualified electing fund election with respect to your shares of our common stock only if we agree to furnish you annually with certain tax information, and we do not presently intend to prepare or provide such information.

If you hold shares of our common stock in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the shares and any gain realized on the disposition of the shares.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE APPLICATION OF THE PFIC RULES TO YOUR INVESTMENT IN OUR COMMON STOCK.

Information Reporting and Backup Withholding

Dividend payments with respect to our common stock and proceeds from the sale, exchange or redemption of our common stock may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934. Under the Securities Exchange Act, we are required to file reports and other information with the U.S. Securities and Exchange Commission. Specifically, we are required to file an annual report under Form 20-F no later than six months after the close of each of our fiscal years, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the Securities and Exchange Commission’s public reference room located at 100 F Street, NE, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the Securities and Exchange Commission using its EDGAR filing system. As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders of ours are exempt from the reporting and short- swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to market rate risk for changes in interest rates relates primarily to the interest income generated by excess cash invested in short term money market accounts and certificates of deposit. We have not used derivative financial instruments to manage our interest rate exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income may fall short of expectations due to changes in interest rates.

Foreign Currency Risk

Substantially all our revenues and expenses are denominated in RMB and a substantial portion of our cash is kept in RMB, but a portion of our cash is also kept in U.S. dollars and we use U.S. dollars as our reporting currency. The value of our shares will be affected by the foreign exchange rate between U.S. dollars and RMB. Unfavorable changes in the exchange rate between RMB and U.S. dollars may result in a material effect on the cumulative translation adjustment recorded as a charge in shareholder’s equity. Further, to the extent that we need to convert U.S. dollars into RMB for our operational needs and the RMB appreciates against the U.S. dollar at that time, our financial position and the price of our shares may be adversely affected. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of declaring dividends on our shares or otherwise and the U.S. dollar appreciates against the RMB, the U.S. dollar equivalent of our earnings in China would be reduced. We do not use derivative instruments to reduce our exposure to foreign exchange risk.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 11.0% appreciation of the RMB against the U.S. dollar by December 31, 2007. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

In addition, the RMB is not a freely convertible currency. Our subsidiaries are allowed to pay outstanding current account obligations in foreign currency but must present the proper documentation to a designated foreign exchange bank. There is no certainty that all future local currency can be repatriated.

Industrial Environment and National Industrial Development Policies

We are highly sensitive to industry environment changes and state industrial development policies. China’s State industrial development policies have established clear targets for market capacities of power generation in the short and long run. These policies are crucial to our development. At present, state policies are favorable to our development. If the government ceases supporting the distributed power generation market, however, it would bring about a negative impact on our operating results in the next few years.

We rely on market research and technology development to ensure that we deliver attractive, high-quality products and services to our customers as a way to protect against risks connected with a change in the competitive environment.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On January 18, 2008, Chardan’s stockholders voted to approve the following material modifications to Chardan’s and A-Power’s charters:

• an amendment to the geographic limitation in Chardan’s certificate of incorporation to permit Chardan to enter into a business combination with an operating business that has its principal operating facilities located anywhere in the PRC; and

• an increase in the authorized capital of A-Power from 43 million shares to 50 million shares to permit A-Power to meet its obligations to issue shares pursuant to the redomestication merger with Chardan and the stock purchase agreement with Mr. Jinxiang Lu, the then sole shareholder of Head Dragon Holdings common stock, while providing A-Power some flexibility with regard to future issuances in connection with any future financing transactions, business acquisitions and the like, although there were no pending transactions that required such an increase.

On January 18, 2008, Chardan’s stockholders also approved the merger of Chardan with and into A-Power for the purpose of redomestication of Chardan to the British Virgin Islands. Holders of Chardan units received one A-Power unit for every Chardan unit. Holders of Chardan common stock received one share of A-Power stock for every share of Chardan common stock. Holders of Chardan warrants received one A-Power warrant for every Chardan warrant. The holder of the unit purchased option issued by Chardan to the representative of the underwriters in its initial public offering in August 2005 received an equivalent option from A-Power. As a result of A-Power’s issuance of shares to Mr. Jinxiang Lu as consideration for all the issued and outstanding ordinary shares of Head Dragon Holdings, the former Chardan stockholders’ interests were diluted so that they only owned approximately 35% of A-Power.

Use of Proceeds

Chardan previously reported the use of the proceeds of its initial public offering in its filings with the Securities and Exchange Commission. The approximately $29.8 million released from Chardan’s trust account that had been established in connection with its initial public offering was released to A-Power upon consummation of A-Power’s acquisition of Head Dragon Holdings for use in growing its business and for general working capital purposes.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and our chief financial officer, performed an evaluation of A-Power’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1933, as amended (the “Exchange Act”)) as of December 31, 2007, the end of the period covered by this annual report. Based on that evaluation, our management has concluded that, as of December 31, 2007, A-Power’s disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by the rules of the Securities and Exchange Commission for newly public companies.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

See Item 6.C, “Directors, Senior Management and Employees — Board Practices – Committees of the Board of Directors – Audit Committee.”

ITEM 16B. CODE OF ETHICS

Effective as of the consummation of our business combination with Head Dragon Holdings, our board of directors adopted a Code of Conduct and Policy Regarding Reporting of Possible Violations, which is applicable to all of our directors, officers, full and part time employees and contract workers. A Code of Ethics for Senior Officers, which is applicable to our chief executive officer, chief financial officer and controller, forms a part of our Code of Conduct. We have filed our Code of Conduct as an exhibit to this annual report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

During 2006 and 2007, Chardan’s independent accountant was Goldstein Golub Kessler LLP (“GGK”) and Head Dragon Holdings’ principal external accountant was MSCM LLP (“MSCM”). The following table sets forth the aggregate fees by categories specified below paid by Chardan to GGK and by Head Dragon Holdings to MSCM in connection with certain professional services rendered by GGK and MSCM for the annual periods indicated.

	GGK		MSCM
	2006	2007	2006	2007
Audit Fees (1)	$39,000	$63,211	$56,500	$340,345
Audit-Related Fees	None	None	None	None
Tax Fees (2)	$3,637	None	None	None
All Other Fees	None	None	None	None

(1)
“Audit fees” means the aggregate fees billed for professional services rendered by GGK and MSCM for the audit of Chardan’s and Head Dragon Holdings’ annual financial statements, the interim review of their quarterly financial statements and services that are normally provided by a principal external auditor in connection with statutory and regulatory filings or engagements, including in connection with Chardan’s and A-Power’s registration statement on Form S-4 (file no. 333-142894).

(2)	“Tax Fees” means the aggregate fees billed in 2006 for professional services rendered by GGK for tax return preparation services.

GGK has a continuing relationship with RSM McGladrey, Inc. (“RSM”), from which it leased auditing staff who were full time, permanent employees of RSM and through which its partners provide non-audit services. GGK has no full time employees and therefore, none of the audit services performed were provided by permanent full-time employees of GGK. GGK manages and supervises the audit and audit staff, and is exclusively responsible for the opinion rendered in connection with its examination.

During 2007, we did not have an audit committee. Chardan’s board of directors pre-approved all audit and permissible non-audit services provided by GGK. Since our business combination with Head Dragon Holdings in January 2008, our audit committee pre-approves all audit services and permitted non-audit services to be performed for us by our independent auditor, including the fees and terms thereof (subject to the de minimums exceptions for non-audit services described in Section 10A(i)(l)(B) of the Securities Exchange Act of 1934, as amended, that are approved by our audit committee prior to the completion of the audit).

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We do not have an equity securities repurchase program and did not repurchase any of our equity securities during the year ended December 31, 2007.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements for Chardan South China Acquisition Corporation and its subsidiaries and for Head Dragon Holdings Limited and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description of Document

1.1
Amended and Restated Memorandum of Association of A-Power Energy Generation Systems, Ltd. (incorporated by reference to Exhibit 3.1 of our current report on Form 8-A/A (file no. 001-33820-08538726) filed with the Securities and Exchange Commission on January 18, 2008)

1.2
Amended and Restated Articles of Association of A-Power Energy Generation Systems, Ltd. (incorporated by reference to Exhibit 3.2 from our current report on Form 8-A/A (file no. 001-33820-08538726) filed with the Securities and Exchange Commission on January 18, 2008)

2.1
Form of Unit Purchase Option granted to EarlyBirdCapital, Inc., as representative of the underwriters (incorporated by reference to Exhibit 4.4 of the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on May 17, 2005)

2.2
Amendment to Unit Purchase Option granted to EarlyBirdCapital, Inc., as representative of the underwriters, dated April 16, 2007 (incorporated by reference to Exhibit 4.7 of the annual report on Form 10-KSB of Chardan South China Acquisition Corporation (file no. 000-51432- 07771156) filed with the Securities and Exchange Commission on April 17, 2007)

2.3
Form of Warrant Agreement between Continental Stock Transfer & Trust Company and A-Power Energy Generation Systems, Ltd. (as successor to Chardan South China Acquisition Corporation) (incorporated by reference to Exhibit 4.5 of Amendment No. 3 to the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on July 28, 2005)

2.4
Warrant Clarification Agreement with Continental Stock Transfer & Trust Company, dated April 16, 2007 (incorporated by reference to Exhibit 4.6 of the annual report on Form 10-KSB of Chardan South China Acquisition Corporation (file no. 000-51432- 07771156) filed with the Securities and Exchange Commission on April 17, 2007)

2.5
Registration Rights Agreement among A-Power Energy Generation Systems, Ltd. (as successor to Chardan China Acquisition Corp. III) and Li Zhang, Kerry Propper, Jiangnan Huang, Chardan Capital Partners and SUJG, Inc. (incorporated by reference to Exhibit 10.11 of the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on May 17, 2005)

4.1
Stock Purchase Agreement, dated April 14, 2007, between A-Power Energy Generation Systems, Ltd. (as successor to Chardan South China Acquisition Corporation and China Energy Technology Limited) and Mr. Jinxiang Lu (incorporated by reference to Annex A of the proxy statement/prospectus contained in the registration statement on Form S-4 (file no. 333-142894) originally filed with the Securities and Exchange Commission on May 11, 2007)

4.2
Form of Agreement and Plan of Merger between Chardan South China Acquisition Corporation and China Energy Technology Limited (incorporated by reference to Exhibit 2.2 of our registration statement on Form S-4 (file no. 333-142894) filed with the Securities and Exchange Commission on May 11, 2007)

4.3
Investment Management Trust Agreement between A-Power Energy Generation Systems, Ltd. (as successor to Chardan China Acquisition Corp. III) and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.7 of the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on May 17, 2005)

4.4
Form of Stock Escrow Agreement among A-Power Energy Generation Systems, Ltd. (as successor to Chardan China Acquisition Corp. III), Continental Stock Transfer & Trust Company, and Li Zhang, Kerry Propper, Jiangnan Huang, Chardan Capital Partners and SUJG, Inc. (incorporated by reference to Exhibit 10.8 of the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on May 17, 2005)

Exhibit No.	Description of Document
4.5
Letter Agreement between Chardan China Acquisition Corp. III and Chardan Capital, LLC regarding administrative support for period between initial public offering and effective date of business combination or liquidation of Chardan China Acquisition Corp. III (incorporated by reference to Exhibit 10.9 of the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on May 17, 2005)

4.6
Letter Agreement, dated April 30, 2005, among A-Power Energy Generation Systems, Ltd. (as successor to Chardan China Acquisition Corp. III), EarlyBirdCapital, Inc. and Dr. Richard D. Propper (incorporated by reference to Exhibit 10.1 of the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on May 17, 2005)

4.7
Letter Agreement, dated April 30, 2005, among A-Power Energy Generation Systems, Ltd. (as successor to Chardan China Acquisition Corp. III), EarlyBirdCapital, Inc. and Li Zhang (incorporated by reference to Exhibit 10.2 of the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on May 17, 2005)

4.8
Letter Agreement, dated April 30, 2005, among A-Power Energy Generation Systems, Ltd. (as successor to Chardan China Acquisition Corp. III), EarlyBirdCapital, Inc. and Kerry Propper (incorporated by reference to Exhibit 10.3 of the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on May 17, 2005)

4.9
Letter Agreement, dated April 30, 2005, among A-Power Energy Generation Systems, Ltd. (as successor to Chardan China Acquisition Corp. III), EarlyBirdCapital, Inc. and Jiangnan Huang (incorporated by reference to Exhibit 10.4 of the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on May 17, 2005)

4.10
Letter Agreement, dated April 30, 2005, among A-Power Energy Generation Systems, Ltd. (as successor to Chardan China Acquisition Corp. III), EarlyBirdCapital, Inc. and Chardan Capital Partners (incorporated by reference to Exhibit 10.5 of the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on May 17, 2005)

4.11
Letter Agreement, dated April 30, 2005, among A-Power Energy Generation Systems, Ltd. (as successor to Chardan China Acquisition Corp. III), EarlyBirdCapital, Inc. and SUJG, INC. (incorporated by reference to Exhibit 10.6 of the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on May 17, 2005)

4.12
Cooperation Agreement, dated September 16, 2005, between Liaoning GaoKe Energy Group Company Limited and Tsinghua University (incorporated by reference to Exhibit 10.14 of Amendment No. 2 of our registration statement on Form S-4 (file no. 333-142894) filed with the Securities and Exchange Commission on October 11, 2007)

4.13
Cooperation Agreement, dated June 25, 2005, between Liaoning GaoKe Energy Group Company Limited and China Academic Sciences Guangzhou Energy Institute (incorporated by reference to Exhibit 10.15 of Amendment No. 2 of our registration statement on Form S-4 (file no. 333-142894) filed with the Securities and Exchange Commission on October 11, 2007)

4.14
A-Power Energy Generation Systems, Ltd. 2007 Equity Plan (incorporated by reference to Annex D of the proxy statement/prospectus contained in our registration statement on Form S-4 (file no. 333-142894) originally filed with the Securities and Exchange Commission on May 11, 2007)

4.15*	Form of 2007 Equity Plan Notice of Grant of Stock Option and Stock Option Agreement (for participants resident in the PRC)
4.16*	Form of 2007 Equity Plan Notice of Grant of Stock Option and Stock Option Agreement (for U.S. participants)
4.17*	Form of 2007 Equity Plan Notice of Grant of Stock Option and Stock Option Agreement (for international participants resident outside the PRC)
8.1*	List of Subsidiaries
11.1
Code of Conduct and Policy Regarding Reporting Possible Violations (incorporated by reference to Annex G of the proxy statement/prospectus contained in our registration statement on Form S-4 (file no. 333-142894) originally filed with the Securities and Exchange Commission on May 11, 2007)

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*±	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*±	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Filed with this Annual Report on Form 20-F.

± This certification is furnished pursuant to Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code and will not be deemed filed for purposes of Section 18 of the Exchange Act, or otherwise subject to liability of that section. This certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

A-POWER ENERGY GENERATION SYSTEMS, LTD.

By:	/s/ Jinxiang Lu
Jinxiang Lu
Chairman of the Board and Chief Executive Officer

Date: July 11, 2008

HEAD DRAGON HOLDINGS LIMITED

Report of Independent Registered Public Accounting Firm

701 Evans Avenue	telephone:	(416) 626-6000
8th Floor	facsimile:	(416) 626-8650
Toronto, Ontario Canada	email:	info@mscm.ca
M9C 1A3	website:	www.mscm.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of
Head Dragon Holdings Limited and Subsidiaries

We have audited the accompanying consolidated balance sheets of Head Dragon Holdings Limited and subsidiaries (the “Company”) as at December 31, 2007 and 2006 and the related consolidated statements of income and comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007 in accordance with accounting principles generally accepted in the United States of America.

“MSCM LLP”

Chartered Accountants
Licensed Public Accountants

Toronto, Canada
March 5, 2008

Head Dragon Holdings Limited and Subsidiaries

Consolidated Balance Sheets
(In United States Dollars)

	December 31
	2007	2006
Assets
Current assets
Cash and cash equivalents	$35,831,895	$8,517,082
Accounts receivable, net of allowance for doubtful accounts of $Nil (2006 - $Nil) (note 2)	20,980,185	1,939,264
Costs and estimated earnings in excess of billing on uncompleted Contracts	-	812,623
Prepayments, deposits, other receivables and inventory (note 3)	3,118,908	21,061,385
Due from related parties (note 4)	31,898	65,904
	59,962,886	32,396,258
Accounts receivable (note 2)	1,843,830	3,512,302
Construction in progress	411,263	-
Property, plant and equipment, net (note 5)	2,501,510	2,048,387
Deposits on intangible assets (note 13)	3,729,000	-
Total assets	$68,448,489	$37,956,947
Liabilities and Stockholder’s Equity
Current liabilities
Bank loans (note 6)	$959,614	$896,800
Accounts payable and accrued liabilities	18,047,827	5,404,744
Customer deposits	2,479,867	9,245,625
Due to shareholder (note 4)	375,531	-
Due to related parties (note 4)	-	8,761
Income and business taxes payable	50,742	3,086,950
Related party note payable (note 4)	-	7,300,520
Notes payable (note 7)	15,000,000	-
	36,913,581	25,943,400
Minority interest	256,357	217,049
Commitments and contingencies (notes 10 and 13)
Stockholders' equity
Common shares, 14,350,000 authorized with par value of $0.128 (H.K.$1) per share, 13,000,000 shares issued (2006 - 200,000)(note 8)	1,666,667	25,713
Preferred shares, 650,000 authorized, each convertible into 1 common share, with par value of $0.128 (H.K.$1) per share, 650,000 shares issued (2006 - Nil) (note 9)	54,333	-
Additional paid-in capital	1,671,342	640,564
Accumulated other comprehensive income	2,016,250	473,902
Statutory reserves (note 10)	3,306,624	1,463,427
Retained earnings	22,563,335	9,192,892
	31,278,551	11,796,498
Total liabilities and stockholder’s equity	$68,448,489	$37,956,947

The accompanying notes are an integral part of these consolidated financial statements.

Head Dragon Holdings Limited and Subsidiaries

Consolidated Statements of Income and Comprehensive Income
(In United States Dollars)

	Years ended December 31,
	2007	2006	2005

Revenues	$152,544,105	$98,704,984	$75,451,909
Cost of sales and business taxes (note 5)	131,987,149	85,914,503	66,946,158
Gross profit	20,556,956	12,790,481	8,505,751
Expenses
General and administrative expenses (note 5)	3,481,979	1,900,271	1,921,871
Income from operations	17,074,977	10,890,210	6,583,880
Other income (expense)
Interest costs (note 7)	968,959	32,509	18,076
Finance costs (note 7)	913,059	204,601	-
Other expense (income)	(250,164)	(71,872)	49,553

Income before provision for income taxes and minority interest	15,443,123	10,724,972	6,615,357
Provision for income taxes (note 11)	190,175	3,218,077	2,244,006
Income before minority interest	15,252,948	7,506,895	4,371,351
Minority interest in subsidiary (income) loss	(39,308)	3,605	(6,749)
Net income	15,213,640	7,510,500	4,378,100
Foreign currency translation adjustment	1,542,348	161,867	353,537
Comprehensive income	$16,755,988	$7,672,367	$4,731,637

Earnings per share (note 12):
Basic	$1.86	$37.55	$21.89
Diluted	$1.78	$37.55	$21.89

Weighted average number of shares outstanding:
Basic	8,160,548	200,000	200,000
Diluted	8,552,329	200,000	200,000

The accompanying notes are an integral part of these consolidated financial statements

Head Dragon Holdings Limited and Subsidiaries

Consolidated Statements of Shareholder’s Equity
(In United States Dollars)

	Common Shares	Share Value	Preferred Shares	Share Value	Additional paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Statutory Reserves	Retained Earnings	Total
Balance, December 31, 2004	-	-	-	-	7,320,077	(41,502)	252,580	3,533,757	11,064,912
Foreign currency translation adjustment	-	-	-	-	-	353,537	-	-	353,537
Net income	-	-	-	-	-	-	-	4,378,100	4,378,100
Adjustment to statutory reserves	-	-	-	-	-	-	462,602	(462,602)	-
Balance, December 31, 2005	-	-	-	-	7,320,077	312,035	715,182	7,449,255	15,796,549
Common stock issued for in exchange for paid in capital	200,000	25,713	-	-	(7,248,462)	-	-	-	(7,222,749)
Fair value adjustment on related party note payable (note 4)	-	-	-	-	568,949	-	-	-	568,949
Foreign currency translation adjustment	-	-	-	-	-	161,867	-	-	161,867
Net income	-	-	-	-	-	-	-	7,510,500	7,510,500
Adjustment to statutory reserves	-	-	-	-	-	-	748,245	(748,245)	-
Dividends paid	-	-	-	-	-	-	-	(5,018,618)	(5,018,618)
Balance, December 31, 2006	200,000	25,713	-	-	640,564	473,902	1,463,427	9,192,892	11,796,498
Capital stock issued for cash	12,800,000	1,640,954	650,000	83,333	1,175,641	-	-	-	2,899,928
Issuance costs	-	-	-	(29,000)	-	-	-	-	(29,000)
Fair value adjustment on related party note payable (note 4)	-	-	-	-	(144,863)	-	-	-	(144,863)
Foreign currency translation adjustment	-	-	-	-	-	1,542,348	-	-	1,542,348
Adjustment to statutory reserves	-	-	-	-	-	-	1,843,197	(1,843,197)	-
Net income	-	-	-	-	-	-	-	15,213,640	15,213,640
Balance, December 31, 2007	13,000,000	1,666,667	650,000	54,333	1,671,342	2,016,250	3,306,624	22,563,335	31,278,551

The accompanying notes are an integral part of these consolidated financial statements.

Head Dragon Holdings Limited and Subsidiaries

Consolidated Statements of Cash Flows
(In United States Dollars)

	Years ended December 31,
	2007	2006	2005
Cash flows from operating activities
Net income	$15,213,640	$7,510,500	$4,378,100
Adjustments to reconcile net income to cash provided by (used in) operating activities Amortization	187,313	200,754	542,858
Accretion on promissory note	192,059	204,601	-
Issuance cost	721,000	-	-
Future income tax recovery	-	(133,248)	(579,715)
Payment to a supplier by a non-monetary item	15,778	-	-
Gains from disposition of plant and equipment	(4,685)	-	-
Minority interest	39,308	(3,605)	(6,749)
Changes in operating assets and liabilities
Accounts receivable	(16,295,592)	3,317,959	(3,331,392)
Costs and estimated earnings in excess of billings on uncompleted contracts	833,971	-	-

Prepayments, deposits and other receivables	18,623,359	(13,238,911)	(2,913,052)
Inventory	-	3,875,472	(828,754)
Accounts payable and accrued liabilities	11,815,421	1,487,794	1,416,477
Customer deposits	(7,110,090)	4,331,908	(906,731)
Income and business taxes payable	(3,119,380)	1,946,859	75,291
Net cash (used in) provided by operating activities	21,112,102	9,500,083	(2,153,667)
Cash flows from investing activities
Proceeds from sale of property, plant and equipment	-	3,580,523	1,454,492
Purchase of property, plant and equipment	(495,389)	(25,608)	(579,338)
Purchase of intangible assets	(3,729,000)	-	-
Construction in progress	(394,440)	-	-
Net cash (used in) provided by investing activities	(4,618,829)	3,554,915	875,154
Cash flows from financing activities
Proceeds from bank loans	-	29,236	867,564
Proceeds from share capital, net of cost	2,870,928	-	-
Proceeds from notes payable, net of cost	14,279,000	-	1,875,215
Guarantee deposits on note payable	-	2,374,645	(1,441,433)
Repayments of related party notes	(7,300,520)	(2,808,427)	-
Due to related parties	(12,076)	118,050	(160,142)
Due to shareholder	193,962	-
Payment of dividends	-	(5,018,617)
Net cash provided by (used in) financing activities	10,031,294	(5,305,113)	1,141,204
Effect of exchange rate change	790,246	467,231	211,608
Net increase in cash and cash equivalents	27,314,813	8,217,116	74,299
Cash and cash equivalents, beginning of period	8,517,082	299,966	225,667

Cash and cash equivalents, end of period	$35,831,895	$8,517,082	$299,966

Supplemental disclosure of cash flow information
Interest paid	$64,689	$28,189	18,077
Taxes paid	$59,505	$1,404,601	$2,748,430

The accompanying notes are an integral part of these consolidated financial statements.

Head Dragon Holdings Limited and Subsidiaries

Notes to Consolidated Financial Statements
(Year Ended December 31, 2007)
(In United States dollars)

1.	Nature of Operations and Basis of Presentation

Head Dragon Holdings Limited (the "Company" or "Head Dragon") was incorporated in June 2006 in Hong Kong to hold 100% of Liaoning GaoKe Energy Group Company Limited ("GaoKe"), which holds 51% of Liaoning High-Tech Energy Saving and Thermoelectricity Design Research Institute ("Design") (collectively, the "Subsidiaries"). Prior to the incorporation of the Company, GaoKe was controlled by the sole shareholder of the Company. The sole shareholder of the Company also holds a 36% interest in Design (note 4).

The Subsidiaries, which were incorporated in the Peoples' Republic of China ("PRC") as Foreign Investment Enterprises, are engaged in the design and construction of new energy or renewable energy power-stations and Micro-Power Networks in the PRC.

2.	Summary of Significant Accounting Policies

Principle of consolidation

These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary, GaoKe, and 51% owned subsidiary, Design. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

Cash is comprised of cash on hand. Cash equivalents are short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

Accounts receivable

Trade accounts receivable arise when the Company invoices a customer and that invoice remains unpaid. As discussed below under revenue recognition, customers normally withhold 5% of each invoice amount as security for performance of work during the warranty period, which typically lasts one year after initial acceptance of the completed project. Those withheld amounts are carried as accounts receivable until they are paid or written off. Accounts receivable are stated at original invoice amount less allowance made for doubtful receivables based on a review of all outstanding amounts at the period end. An allowance for doubtful receivables is made when there is objective evidence that the Company will not be able to collect all amounts due according to original terms of receivables. Bad debts are written off when identified. Historically, the Company has achieved full collection of its accounts receivable. Bad debt expensed for the years ended December 31, 2007 amounted to $Nil (December 31, 2006 - $Nil).

Land use rights

Land use rights are recorded at cost and are amortized over 35 years using the straight-line method, which is approximately the remaining term of the land use right set by the Chinese government.

Property, plant and equipment

Property, plant and equipment are recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets with a residual value of between 0% to 10%. The estimated useful lives are as follows:

Building and land use rights	-	35	years
Machinery and equipment	-	6 - 14	years
Vehicles	-	6	years
Office equipment	-	8	years
Computer software	-	3	years

Maintenance and repair expenditures, which do not improve or extend an assets' productive life, are expensed when incurred.

Impairment of long-lived assets

Long-lived assets held for use are reviewed for impairment when events or changes in circumstances indicate that their carrying value may not be recoverable. When the carrying value is not recoverable from future cash flows on an undiscounted basis and the carrying value exceeds the assets' fair value, an impairment loss is recorded for the excess of carrying value over fair value.

Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Income tax assets and liabilities are measured using enacted tax rates expected to apply to income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on income tax assets and liabilities is reflected in operations in the period in which the change occurs. Valuation allowances are established when necessary to reduce future tax assets to the amount expected to be realized.

The Company adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109," ("FIN 48"), on January 1, 2007. The Company did not have any material unrecognized tax benefits and there was no effect on its financial condition or results of operations as a result of implementing FIN 48.

The Company files income tax returns in the PRC jurisdictions. The Company does not believe there will be any material changes in its unrecognized tax positions over the next 12 months.

The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of general and administrative expense. As of the date of adoption of FIN 48, the Company did not have any accrued interest or penalties associated with any unrecognized tax benefits, nor was any interest expense recognized during the quarter. The Company’s effective tax rate differs from the federal statutory rate primarily due to non-deductible expenses, temporary differences, and preferential tax treatment.

Foreign currency translation

On July 21, 2005, the People's Bank of China announced an upward adjustment in the Renminbi ("RMB") exchange rate against the U.S. dollar of 2%. The exchange rate of the RMB will be valued against a number of currencies, rather than just exclusively to the United States dollar.

The functional currency of the Company is the RMB, however, the Company reports in U.S. dollars. The financial statements of the Company's foreign subsidiaries have been translated into U.S. dollars in accordance with SFAS No. 52, "Foreign Currency Translation". All asset and liability accounts have been translated using the exchange rate in effect at the balance sheet date. Equity accounts have been translated at their historical exchange rates when the capital transaction occurred. Statements of Operations amounts have been translated using the average exchange rate for the year. At December 31, 2007, the revenues and expenses of the Company maintained in Renminbi translated to U.S. dollars at US$1.00 = RMB 7.61 and the assets and liabilities of the Company maintained in Renminbi translated to U.S. dollars at US$1.00 = RMB 7.29. The foreign currency translation adjustment of $2,016,250 has been reported as accumulated other comprehensive income in the consolidated statement of stockholders’ equity and comprehensive income.

Although the Chinese government regulations now allow convertibility of RMB for current account transactions, significant restrictions still remain. Hence, such translations should not be construed as representations that RMB could be converted into U.S. dollars at that rate or any other rate.

Substantially all the Company’s revenue and expenses are denominated in RMB. The Company’s RMB cash inflows are sufficient to service its RMB expenditures. For financial reporting purposes, the Company uses U.S. dollars.

The value of the RMB against U.S. dollars and other currencies may fluctuate and is affected by, among other things, changes in China's political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s financial condition in terms of U.S. dollar reporting.

Revenue recognition

The Company derives its revenue primarily from contracts for the design and manufacture of new energy or renewable energy power stations and Micro Power Networks which may require anywhere from several months to eighteen months or more to complete. Revenue on these contracts is recognized using the percentage of completion method of accounting, provided that sufficient progress has been made on the contracts such that costs to complete the contracts can be reasonably estimated.

The percentage of completion is measured by relating the percentage of costs incurred as of a particular date to the estimated total direct costs. Direct costs include, among other things, direct labor, equipment rent, subcontracting, direct materials and direct overhead incurred only after the receipt of a contract. The progress of subcontractors is evaluated monthly through a construction progress report generated by the subcontractors and verified by representatives of the subcontractor and the Company. General and administrative expenses are accounted for as period costs and are, therefore, not included in the calculation of the estimates to complete construction contracts in progress. When it is probable that total contract costs will exceed total contract revenue, the resultant loss is recognized in full immediately, without reference to the percentage of completion. To date, the Company has not experienced material losses on contracts in process or completed contracts. Revisions to contract revenue, contract costs and profit estimates, which can be significant, are reflected in the accounting period in which the relevant facts become known.

Claims for additional contract revenue are recognized only to the extent that contract costs relating to the claim have been incurred, there is evidence that a sound legal basis for the claim exists and it is probable that such claims will result in additional contract revenues. Total claim amounts reported by the Company are approximate and are subject to revision as final documentation, resolution of issues, settlements progress and/or payments are received.

Ordinarily, the customer makes a down payment of 10% to 15% of the total contract price upon or promptly following the execution of the contract. This amount is reflected as a liability on the balance sheet under customer deposits. The balance of the contract price is paid over the term of the contract as work is completed. Customers typically withhold 5% of each invoice amount as security for performance of any additional work that is required during the warranty period, which is normally the year following the customer’s initial acceptance of the completed project. These retention amounts are carried on the balance sheet as accounts receivable. If there is no work remaining to be done at the end of the warranty period, the customer pays the retention to the Company. To date all withheld amounts have been paid in full, and so the entire withheld amount is currently carried as a receivable. Included in current accounts receivable are retention amounts due within one year as at December 31, 2007 - $11,858,087 (December 31, 2006 - $1,409,258). Retention amounts due beyond one year are classified as non-current accounts receivable as at December 31,2007 - $1,843,830 (December 31, 2006 - $3,512,302).

As noted, the Company typically provides its customers with a limited warranty of approximately one year on the facilities it manufactures. Based on its experience, the warranty claims are in turn satisfied by the Company's subcontractors with no material expenditures required by the Company. The Company typically withholds 10% of payments due to subcontractors until the warranty period has expired to ensure all outstanding work is completed. In general, all progress and retention payments owed to subcontractors are contingent on the receipt of payments from the customers. For that reason no allowance has been provided for claims under the Company's warranty provisions.

Advertising and marketing

Advertising and marketing costs are expensed as incurred. Advertising and marketing costs expensed for the year ended December 31, 2007 amounted to $Nil (2006 - $Nil and 2005 - $76,045), and were included in general and administrative expenses.

Research and development costs

Research and development costs are expensed as incurred. Research and development costs expensed for the year ended December 31, 2007 amounted to $131,479 (2006 - $23,993 and 2005 - $173,112) and were included in general and administrative expenses.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New accounting pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measures". This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), expands disclosures about fair value measurements, and applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 does not require any new fair value measurements. However, the FASB anticipates that for some entities, the application of SFAS No. 157 will change current practice. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, which for the Company would be the fiscal year beginning January 1, 2008. The Company is currently evaluating the impact of SFAS No. 157 but does not expect that it will have a material impact on its financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities". SFAS No. 159 permits entities to choose to measure certain financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value has been elected are reported in earnings. SFAS No. 159 is effective for financial years beginning after November 15, 2007, which for the Company would be the fiscal year beginning January 1, 2008. The Company is currently evaluating the impact of SFAS No. 159 but does not expect that it will have a material impact on its financial statements.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" ("SFAS No. 141(R)") which revised SFAS No. 141, "Business Combinations". SFAS No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS No. 141(R) also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. This standard is effective for fiscal years beginning after December 15, 2008. As the provisions of SFAS No. 141(R) are applied prospectively, the impact of this standard cannot be determined until the transactions occur.

3.	Prepayments, Deposits, Other Receivables and Inventory

	December 31,	December 31,
	2007	2006
Prepayment for raw materials and contractors	$2,411,981	$19,345,746
Advances to projects and employees for raw materials	488,916	1,198,427
Advances to third parties	137,088	149,894
Other deposits and prepayments	80,923	351,362
Inventory	-	15,956
	$3,118,908	$21,061,385

The Company is required to pay substantial advances to major suppliers and similarly receives substantial deposits from its customers in accordance with common business practices in the PRC. In addition, a significant number of transactions are conducted in cash. Consequently, it is necessary to provide substantial cash sums to employees on job sites, warehouses, and elsewhere to transact business in the local custom.

4.	Related Party Balances and Transactions

Related party balances and transactions consisted of the following at:

	December 31,	December 31,
	2007	2006
Am Amount Due From:
Shareholder of the Company	$-	$39,099
Liaoning High-Tech Energy Group Electrical Supplies Ltd. ("Electrical")	15,080	26,805
Head Dragon Ground Heating Pump Company (“Heating”)	15,109	-
Liaoning High-Tech Furnace Insulation and Anti-Corrosion Engineering Ltd. ("Furnace")	1,709	-
	$31,898	$65,904
Amount Due To:
Shareholder of the Company	$375,531	$-
Liaoning High-Tech Furnace Insulation and Anti-Corrosion Engineering Ltd. ("Furnace")	$-	$8,761

Related party note payable	$-	$7,300,520

Furnace, Heating and Electrical are related to the Company by common ownership. All amounts are non-interest bearing with no fixed terms of repayment.

During 2006, Head Dragon issued 200,000 common shares valued at $25,713 and issued a note payable with a principal value of $7,660,548 to the owner of GaoKe in exchange for the paid in capital of GaoKe. The related party note payable was unsecured, non-interest bearing with no fixed terms of repayment. The Company discounted the related party note payable by using the discounted present value method at a rate of 6.7% and an expected term of repayment of 1.2 years. The related party note payable was present valued at $7,091,599 and the discount to include in additional paid-in capital was calculated as $568,949. The Company repaid the related party note payable in May 2007.

During 2006, the sole shareholder of the Company acquired a 36% interest in Design. As a result, a portion of the minority interest is attributable to the shareholder.

5.	Property, Plant and Equipment

Property, plant and equipment consisted of the following at:

	December 31,	December 31,
	2007	2006
Building and land use rights	$1,510,989	$1,412,084
Machinery and equipment	432,246	303,408
Vehicles	815,185	465,900
Office equipment	224,442	158,836
Computer software	48,916	26,494
	3,031,778	2,366,722
Less: Accumulated depreciation	530,268	318,335
	$2,501,510	$2,048,387

Depreciation expense for the year ended December 31, 2007 and 2006 was $187,313 and $200,754 respectively, of which $11,560 (2006 - $60,341) were included in cost of sales and $175,753 (2006 - $140,413) in general and administrative expenses.

Private ownership of land is not allowed in Mainland China. Rather, entities acquire the right to use land for a designated term. As of December 31, 2007, the land use right acquired upon acquisition of the building had a remaining life of 35 years expiring on January 1, 2043.

6.	Bank Loans

As at December 31, 2007, the Company had one short-term bank loan outstanding totaling $959,614 (2006 - $896,800) for working capital purposes. The loan bears interest at a fixed rate of 8.019% per annum, is secured by the Company's building and land use rights and matures on November 13, 2008.

7.	Notes Payable

In May 2007, the Company engaged in a debt and equity financing in which it received gross proceeds of $15,600,000 US from 17 private investors in exchange for issuing promissory notes for $15,000,000 US and 650,000 shares of convertible preferred shares.

The notes bear interest at 10% per annum. Interest is payable May 24, 2008 or upon repayment, and the notes are payable in full no later than August 8, 2008. Interest of $904,110 has been accrued for the year ended December 31, 2007.

Expenses related to raising funds of $721,000 were included in finance costs.

8.	Common Stock

On May 18, 2007 the sole shareholder of the Company acquired an additional 12,800,000 Common shares of the Company in exchange for $2,300,000, which included a premium of $658,974 included in additional paid-in capital.

9.	Preferred Shares

On May 25, 2007, the Company issued 650,000 preferred shares in exchange for $600,000, which included a premium of $516,667 included in additional paid-in capital. Issuance costs of $29,000 were charged to the preferred share value.

10.	Statutory Reserves

In accordance with the laws and regulations of the PRC, all wholly-owned foreign invested enterprises have to set aside a portion of their net income each year as statutory reserves. The proportion of allocation for reserve funds is no less than 10 percent of the profit after tax until the accumulated amount of allocation for statutory surplus reserve funds reaches 50 percent of the registered capital. Statutory reserves represent restricted retained earnings.

Statutory reserves are to be utilized to offset prior years’ losses, or to increase its share capital. When a limited liability company converts its statutory reserves to capital in accordance with a shareholders’ resolution, the Company will either distribute new shares in proportion to the number of shares held by each shareholder, or increase the par value of each share. Except for the reduction of losses incurred, any other usage should not result in this reserve balance falling below 25% of the registered capital. Registered capital at December 31, 2007 is approximately $7.8 million (2006 - $7.8 million).

The transfer to this reserve must be made before distributions of any dividends to shareholders. For the year ended December 31, 2007, the Company appropriated $1,843,197 (2006 - $748,245 and 2005 - $462,602) to the statutory reserves.

11.	Income Taxes

Prior to August, 2006, the Company’s subsidiaries, GaoKe and Design, were governed by the Income Tax Laws of the PRC and were subject to income taxes at effective rates of 33% and 27%, respectively, on income as reported in their statutory financial statements without any tax exemption.

The subsidiaries of the Company, maintain a December 31 year end for tax purposes. In August 2006 GaoKe became Foreign Investment Enterprises which entitles them to a full exemption from PRC income tax for two years starting from the year ended December 31, 2007 and a 50% exemption from PRC income tax for three years starting with the year ending December 31, 2009. Design was still subject to income taxes at effective rate of 33% on its net income.

On March 16, 2007, the National People's Congress of China passed "The Law of the People's Republic of China on Enterprise Income Tax" (the "Enterprise Income Tax Law"). The Enterprise Income Tax Law will become effective on January 1, 2008. This new law eliminated the existing preferential tax treatment that is available to the foreign invested enterprises ("FIEs") but provides grandfathering of the preferential tax treatment currently enjoyed by the FIEs. Under the new law, both domestic companies and FIEs are subject to a unified income tax rate of 25%.

GaoKe was granted the existing preferential treatment as an FIE prior to January 1, 2008. It falls under the grandfathering provisions based on the Enterprise Income Tax Law. Consequently, no provision for income taxes have been provided for GaoKe.

The Company, through its subsidiaries, conducts a substantial amount of its business in China. China currently has a number of laws related to various taxes imposed by both federal and regional government authorities. Applicable taxes include value added tax, corporate income tax, payroll (social) taxes and others. Laws related to these taxes have not been in force for a significant period, in contrast to more developed economies. The implementing of regulations is often unclear and/or regulations are non-existent. Different opinions regarding legal interpretation often exist both among government ministries and organizations; thus creating uncertainties and areas of conflict. The tax uncertainties may also expand where the Company has business connections with foreign jurisdictions based on application and interpretation of tax treaties with applicable tax laws of the foreign jurisdictions.

The risk remains that the relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant. The fact that a year has been reviewed does not close that year, or any tax declaration applicable to that year, from further review.

Reconciliations of consolidated corporate income taxes at statutory rates and the Company's effective income tax expense are as follows for the year ended December 31, 2007 and 2006:

	2007	2006	2005
Income before provision for income taxes and minority interest	$15,443,123	$10,724,972	$6,165,357
Income taxes at statutory rate	$5,096,231	$3,539,241	$2,183,068
Temporary differences and other	824,036	(321,164)	60,938
Effect of tax exemption	(5,730,092)	-	-
Provision for income taxes	$190,175	$3,218,077	$2,244,006

The significant components of future tax assets and liabilities are as follows:

	December 31,	December 31,
	2007	2006
Future income tax assets
Accounts receivable	$77,939	$-
Prepayment, deposits and other receivable	47,677	35,196
Property, plant and equipment, net	690	852
Accounts payable and accrued liabilities	15,772	-
Other	4,273	-
Total future income tax assets	146,351	36,048
Future income tax liabilities
Accounts receivable	-	234,343
Accounts payable and accrued liabilities	-	164,569
Total future income tax liabilities	-	398,912
Effect of tax exemption for periods during which temporary differences will reverse	(146,351)	362,865
Net future tax assets (liabilities)	$-	$-

12.	Earnings per Share
Earnings per share has been calculated on the basis of the 2006 recapitalization having existed through the year. The weighted average shares outstanding for 2006 has been set at 200,000 common shares.

13.	Commitments and Contingencies

Commitments

i)	At December 31, 2007, the Company was committed to operating lease payments payable semi-annually for a rental property expiring in June 2008 in the following amounts:

2008   $  68,545

ii)
The Company is committed to purchase approximately $5.5 million (RMB 39.9 million) of raw materials from its suppliers during 2008. Included in prepayments, deposits and other receivables are payments of $380,000 (RMB 2.8 million) to be applied against these commitments.

iii)
The Company entered into various construction contracts which typically range from 12 to 18 months. The total commitment remaining as at December 31, 2007 was approximately $61.1 million (RMB 445.9 million). Included in prepayments, deposits and other receivables are payments of $1.9 million (RMB 13.9 million) to be applied against these commitments.

iv)
The Company entered into an agreement to acquire the license to manufacture and use the trademark of wind turbines for total payment of $3,500,000. To date, $1,050,000 had been paid by the Company and has been classified as a deposit on an intangible asset. The Company has committed for the remaining balance of $2,450,000 to be paid by February 15, 2009, before it receives the license.

The license has a term of twenty years from the date of execution. The total license payments will be amortized on a straight line basis over the license term at the rate of $175,000 per year.

v)
The Company entered into an agreement to acquire the license to manufacture and sell wind turbines for total payment of $6,358,718 (EURO 4,500,000). To date, $2,679,000 (EURO 2,000,000) has been paid by the Company and has been classified as a deposit on an intangible asset. The Company has committed to the remaining balance of $3,679,718 (EURO 2,500,000) to be paid by December 2008, before it receives the license. In addition, the Company also committed a minimum of $8,095,378 (EURO 5,500,000) for training fees and royalty over first 6 years commencing the operation.

The license runs perpetually unless there is a breach of the contract terms, payments are not made as required, or a voluntary termination by mutual consent of both parties. The license acquisition fees will be tested annually for impairment. When the carrying value is not recoverable from future cash flows and the carrying value exceeds the assets’ fair value, an impairment loss will be recorded for the excess of carrying value over fair value.

The training fees and royalties will be recognized as an expense of the period in which they are incurred.

14.	Financial Instruments

Fair value

The carrying amount of accounts receivable, prepayments, other receivables, accounts payable and accrued liabilities, and customer deposits approximates their fair value because of the short-term maturities of these items. The fair value of the related party note payable approximates fair value as the note has been discounted at a rate approximating the Company's borrowing rate. The carrying amounts of other related party assets and liabilities approximate their fair value because of the short maturities of those instruments. The carrying amount of notes payable approximate their fair value because they carry an arms length negotiated interest rate, and are due in a relatively short period of time.

Credit risk

Under PRC business custom, the Company is required to pay deposits on most of their purchases and demands deposits on most of their sales. Consequently, exposure to credit risk is limited accordingly.

Currency risk

The Company is exposed to currency risk as the Company's business is carried out in RMB and the Company maintains RMB denominated bank accounts but uses United States dollars as its reporting currency. Unfavorable changes in the exchange rate between RMB and United States dollars may result in a material effect on the cumulative translation adjustment recorded as a charge in shareholder's equity. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

In addition, the RMB is not a freely convertible currency. The Company's subsidiaries are allowed to pay outstanding current account obligations in foreign currency but must present the proper documentation to a designated foreign exchange bank. There is no certainty that all future local currency can be repatriated.

15.	Economic Dependence

During 2007, three customers individually comprised 43%, 23% and 19% of revenue, respectively; three suppliers individually accounted for 14%, 12% and 11% of total cost of sales, respectively. At December 31, 2007, two customers individually represented 48% and 19% of total accounts receivable, respectively.

16.	Segmented Information

The Company has three operating segments, Holding Company, Construction and Design. The Holding Company owns the operating companies, and rights to certain operating licenses and is obligated for the note payable. The Construction segment is responsible for the construction of new energy or renewable power-stations and Micro-Power Networks. The Design segment provides design services for electric plants. All of Company's operations are located in PRC. The Holding Company segment commenced activity in July 2006.

Segmented information (in thousands):

	Construction	Design	Others	Total
For the year ended December 31, 2007
Revenue	$152,187	$357	$-	$152,544
Interest expense, net	$65	$-	$904	$969
Depreciation	$148	$39	$-	$187
Net income (loss)	$17,862	$41	$(2,704)	$15,199
Total assets	$64,345	$375	$3,728	$68,448
Property, plant and equipment	$2,280	$222	$-	$2,502
Intangible assets	$-	$-	$3,729	$3,729
Total capital expenditures	$434	$61	$-	$495

For the year ended December 31, 2006
Revenue	$98,613	$92	$-	$98,705
Interest expense, net	$5	$-	$205	$237
Depreciation	$176	$25	$-	$201
Net income (loss)	$7,723	$(7)	$(205)	$7,511
Total assets	$37,718	$239	$-	$37,957
Property, plant and equipment	$1,862	$186	$-	$2,048
Total capital expenditures	$21	$5	$-	$26

For the year ended December 31, 2005
Revenue	$75,435	$17	$-	$75,452
Interest expense, net	$18	$-	$-	$18
Depreciation	$518	$25	$-	$543
Net income (loss)	$4,392	$(14)	$-	$4,378
Total assets	$29,518	$326	$-	$29,844
Property, plant and equipment	$5,492	$182	$-	$5,674
Total capital expenditures	$553	$26	$-	$579

17.	Subsequent Events

i)
On April 14, 2007, Chardan South China Acquisition Corp ("Chardan") entered into a stock purchase agreement to acquire all of the issued and outstanding ordinary shares of the Company and its subsidiaries. Chardan was a blank check company with no operations and had been formed as a vehicle for an acquisition of an operating business in the People’s Republic of China. Chardan’s IPO (OTCBB) went effective in August, 2005. On January 17, 2008, following the notification from Securities and Exchange Commission that Chardan’s S-4 prospectus/proxy materials had been declared effective, Chardan held a special meeting of its shareholders when the acquisition of the Company was approved. Subsequently, Chardan merged with and into its British Virgin Island-based wholly-owned subsidiary, China Energy Technology Limited (“CETL”) for the purpose of changing its domicile, with each share of Chardan automatically converting into one share of CETL common stock. CETL owns 100% of the Company and its subsidiaries.

ii)
On January 18, 2008, the Company entered into a joint venture agreement with a company, which is one of China’s leading power and infrastructure construction and engineering companies. The Company is committed to contribute approximately $7.3 million (RMB 55.8 million) towards the registered capital of the joint venture company.

iii)	On January 22, 2008, CETL changed its name to A-Power Energy Generation Systems, Ltd. (“A-Power”) and began trading on the NASDAQ Capital Market under the symbol of APWR.

iv)
On January 24, 2008, the Company paid its wind technology licensor Fuhrlander AG EURO 4,000,000, of which EURO 2,500,000 was for the balance of the license, and the balance as prepayment for training fee.

v)	By January 25, 2008, the Company has repaid the $15,000,000 bridge loan principal plus accrued interest as of the date of repayment (Note 7).

CHARDAN SOUTH CHINA ACQUISITION CORPORATION

INDEX TO FINANCIAL STATEMENTS

Page
Report of independent registered public accounting firm	FII-2
Financial Statements
Balance sheet	FII-3
Statement of income	FII-4
Statement of changes in stockholders’ equity	FII-5
Statement of cash flows	FII-6
Notes to financial statements	FII-7

FII-1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Chardan South China Acquisition Corporation

We have audited the accompanying balance sheet of Chardan South China Acquisition Corporation (a development stage corporation) (the “Company”) as at December 31, 2007 and the related statements of income, stockholders’ equity and cash flows for the year then ended and for the period from March 10, 2005 (inception) to December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of the Company for the period from March 10, 2005 to December 31, 2006. These financial statements were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to amounts for the period from March 10, 2005 to December 31, 2006, included in cumulative totals, is based solely upon the reports of the other auditors.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit and the reports of the other auditors, these financial statements present fairly, in all material respects, the financial position of the Chardan South China Acquisition Corporation as at December 31, 2007 and the results of its operations and its cash flows for the year then ended and for the period from March 10, 2005 to December 31, 2007 in accordance with accounting principles generally accepted in the United States of America.

Signed:“MSCM LLP”

Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
May 9, 2008

FII-2

Chardan South China Acquisition Corporation
(A Development Stage Company)

Balance Sheet

	December 31, 2007	December 31, 2006

Assets
Current assets
Cash and cash equivalents	$-	$147,063
Investments held in trust	32,375,636	31,294,931
Prepaid expenses	-	13,098

Total current assets	32,375,636	31,455,092
Deferred income taxes (note 7)	-	235,333

Total assets	$32,375,636	$31,690,425

Liabilities
Current liabilities
Bank indebtedness	$1,845	$-
Accounts payable and accrued liabilities	809,831	103,056
Notes payable to stockholders (note 4)	237,231	-
Taxes payable	406,989	204,913
Deferred interest	512,118	296,105

Total current liabilities	1,968,014	604,074

Commitments (note 5)
Common stock subject to possible conversion of 1,149,425 shares at conversion value	5,964,017	5,964,017

Total liabilities	7,932,031	6,568,091
Stockholders' equity
Preferred stock, $.0001 par value, 1,000,000 shares authorized, none issued
Common stock, $.0001 par value, Authorized 20,000,000 shares
Issued and outstanding 7,000,000 shares (includes 1,149,425 shares subject to possible conversion)	700	700
Additional paid-in capital	25,003,435	25,003,435
Accumulated earnings (loss)	(560,530)	118,199

Total stockholders' equity	24,443,605	25,122,334

Total liabilities and stockholders' equity	$32,375,636	$31,690,425

Approved by the Board

The accompanying notes are an integral part of these financial statements.

FII-3

Chardan South China Acquisition Corporation
(A Development Stage Company)

Statement of Income

	Year Ended December 31, 2007	Year Ended December 31, 2006	For the period from March 10, 2005 Through December 31, 2005	From March 10, 2005 (Inception) Through December 31, 2007

Cost and expenses
Administration and office support (note 5)	$90,000	$90,000	$37,500	$217,500
Consulting	20,000	66,700	-	86,700
Insurance	67,768	63,319	29,167	160,254
Professional fees	612,528	62,549	34,475	709,552
State franchise tax	26,099	24,612	23,500	74,211
Travel	307,220	344,385	77,844	729,449
Other operating costs	104,370	26,694	31,069	162,133

Total cost and expenses	1,227,985	678,259	233,555	2,139,799

Operating loss	(1,227,985)	(678,259)	(233,555)	(2,139,799)

Other income (expense)
Interest income	864,693	832,680	347,913	2,045,286
Interest expense	(30,444)	-	-	(30,444)
Penalties - income tax	(49,660)	-	-	(49,660)

Total other income	784,589	832,680	347,913	1,965,182

(Loss) income before provision for income taxes	(443,396)	154,421	114,358	(174,617)
Provision for income taxes (note 7)	235,333	104,991	45,589	385,913

Net (loss) income for the years	$(678,729)	$49,430	$68,769	$(560,530)

(Loss) income per share - basic and diluted	$(0.10)	$0.01	$0.02

Weighted average shares outstanding - basic and diluted	7,000,000	7,000,000	3,978,049

The accompanying notes are an integral part of these financial statements.

FII-4

Chardan South China Acquisition Corporation
(A Development Stage Company)
Statement of Changes in Stockholders' Equity

			Additional
	Common Stock		Paid-in	Accumulated	Stockholders'
	Shares	Value	Capital	Earnings	Equity

Balance at March 10, 2005 (Inception)	-	$-	$-	$-	$-
Issuance of common shares to initial shareholders at $0.02 per share	1,250,000	125	24,875	-	25,000
Sale of 5,750,000 units, net of underwriters' discount and offering expenses (includes 1,149,425 shares subject to possible conversion)	5,750,000	575	30,942,477	-	30,943,052
Proceeds subject to possible conversion of 1,149,425 shares	-	-	(5,964,017)	-	(5,964,017)
Proceeds from issuance of an underwriter's option	-	-	100	-	100
Income for the year ended December 31, 2005	-	-	-	68,769	68,769

Balance, December 31, 2005	7,000,000	700	25,003,435	68,769	25,072,904
Income for the year ended December 31, 2006	-	-	-	49,430	49,430

Balance, December 31, 2006	7,000,000	700	25,003,435	118,199	25,122,334
Loss the year ended December 31, 2007	-	-	-	(678,729)	(678,729)

Balance, December 31, 2007	7,000,000	$700	$25,003,435	$(560,530)	$24,443,605

The accompanying notes are an integral part of these consolidated financial statements.

FII-5

Chardan South China Acquisition Corporation
(A Development Stage Company)
Statement of Cash Flows

	Year Ended December 31, 2007	Year Ended December 31, 2006	For the period from March 10, 2005 Through December 31, 2005	From March 10, 2005 (Inception) Through December 31, 2007
Cash flows from operating activities
Net (loss) income	$(678,729)	$49,430	$68,769	$(560,530)
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Amortization of discounts and interest earned on securities held in trust	(1,080,705)	(1,034,069)	(425,861)	(2,540,635)
Amortization of discount
Changes in operating assets and liabilities
Prepaid expenses	13,098	35,235	(48,333)	-
Deferred tax asset	235,333	(115,366)	(129,328)	(9,361)
Accounts payable and accrued liabilities	706,775	49,802	53,253	809,830
Taxes payable	202,076	39,357	174,917	416,350
Deferred interest	216,013	209,710	86,395	512,118
Net cash used in operating activities	(386,139)	(765,901)	(220,188)	(1,372,228)
Cash flows from investing activities
Purchase of investments held in trust	-	-	(29,835,000)	(29,835,000)
Net cash used in investing activities	-	-	(29,835,000)	(29,835,000)
Cash flows from financing activities
Proceeds from issuance of common stock	-	-	34,525,000	34,525,000
Proceeds from issuance of option	-	-	100	100
Payment of costs associated with public offering	-	-	(3,556,948)	(3,556,948)
Proceeds from issuance of notes payable	237,231	-	-	237,231
Increase in bank indebtedness	1,845	-	-	1,845
Net cash flows provided by financing activities	239,076	-	30,968,152	31,207,228
Net decrease in cash and cash equivalents	(147,063)	(765,901)	912,964	-
Cash and cash equivalents, beginning of the period	147,063	912,964	-	-
Cash and cash equivalents, end of the period	$-	$147,063	$912,964	$-
Supplemental disclosure of cash flow information
Cash paid for taxes	$-	$181,800	$-	$181,800
Cash paid for interest	$-	$-	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

FII-6

Chardan South China Acquisition Corporation
(A Development Stage Company)

Notes to Financial Statements

1. Summary of Organization

Chardan South China Acquisition Corp. (the "Company" or "Chardan South") was incorporated on March 10, 2005 in Delaware as a blank check company whose objective is to acquire an operating business that has its primary operating facilities in the People Republic of China in any city or province south of the Yangtze River.

Effective July 14, 2005, the Company's Board of Directors and Initial Stockholders authorized an amendment to the Company's Certificate of Incorporation to change the Company's name from Chardan China Acquisition Corp. III to Chardan South China Acquisition Corporation.

In August 2005, Chardan South commenced its efforts to locate a company with which to effect a business combination. After signing a definitive agreement for the acquisition of a target business, such transaction will be submitted for stockholder approval. In the event that stockholders owning 20% or more of the outstanding stock excluding, for this purpose, those persons who were stockholders prior to the Offering, vote against the Business Combination and exercise their conversion rights described below, the Business Combination will not be consummated. All of the Company's stockholders prior to the Initial Public Offering, including all of the officers and directors of the Company ("Initial Stockholders"), have agreed to vote their 1,250,000 founding shares of common stock in accordance with the vote of the majority in interest of all other stockholders of the Company ("Public Stockholders") with respect to the Business Combination. After consummation of the Business Combination, all of these voting safeguards will no longer be applicable. With respect to a Business Combination which is approved and consummated, any Public Stockholder who voted against the Business Combination may demand that the Company convert his shares. The per share conversion price will equal the amount in the Trust Fund as of the record date for determination of stockholders entitled to vote on the Business Combination divided by the number of shares of common stock held by Public Stockholders at the consummation of the Offering. Accordingly, Public Stockholders holding 19.99% of the aggregate number of shares owned by all Public Stockholders may seek conversion of their shares in the event of a Business Combination.

Such Public Stockholders are entitled to receive their per share interest in the Trust Fund computed without regard to the shares held by Initial Stockholders. Accordingly, a portion of the net proceeds from the offering (19.99% of the amount originally held in the Trust Fund) has been classified as common stock subject to possible conversion in the accompanying balance sheet and 19.99% of the related interest earned on the investments held in the Trust Fund has been recorded as deferred interest.

FII-7

Chardan South China Acquisition Corporation
(A Development Stage Company)

Notes to Financial Statements

2. Summary of Significant Accounting Policies

Basis of Presentation
These financial statements and related notes are presented in accordance with accounting principles generally accepted in the United States and are expressed in US dollars. The Company's fiscal year end is December 31, 2007.

Cash and Cash Equivalents
The Company considers all highly liquid debt securities purchased with original or remaining maturities of three months or less to be cash equivalents.

Fair Value of Financial Instruments
The carrying amounts of cash and cash equivalents, investments held in trust, accounts payable and accrued liabilities approximate fair market value because of the short maturity of those instruments.

Credit Risk
It is the Company’s practice to place its cash equivalents in high quality money market securities or certificate of deposit accounts with one major banking institution. Certain amounts of such funds are not insured by the Federal Deposit Insurance Corporation. However, the Company considers its credit risk associated with cash and cash equivalents to be minimal.

Investments Held in Trust
Investments held in trust are invested in United States, State or Municipal government securities with a maturity of 180 days or less which are accounted for as a trading security and recorded at market value which approximates amortized cost. The excess of market value over cost, exclusive of the deferred interest described below, is included in interest income in the accompanying Statement of Income.

Deferred Interest
Deferred interest consists of 19.99% of the interest earned on the investments held in trust, which is the maximum amount of interest the Company would be obligated to pay to stockholders who elected to redeem their stock without resulting in a rejection of the Business Combination.

Accounting Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

FII-8

Chardan South China Acquisition Corporation
(A Development Stage Company)

Notes to Financial Statements

2. Summary of Significant Accounting Policies - continued

Income (Loss) per Common Share
The Company computed net income (loss) per share in accordance with SFAS No. 128, "Earnings per Share". SFAS No. 128 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS reflects the additional dilution for all potentially dilutive securities such as stock warrants and options. The effect of the 11,500,000 outstanding warrants, issued in connection with the initial public offering described in Note 8 has not been considered in the diluted EPS since the warrants are contingently exercisable. The effect of the 150,000 units included in the underwriters purchase option, as described in Note 8, along with the warrants underlying such units, has not been considered in the diluted EPS calculation since the effect would be antidilutive.

Comprehensive loss
SFAS No. 130, "Reporting Comprehensive Income," establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. As at December 31, 2007 and 2006, the Company has no items that represent a comprehensive loss and, therefore, has not included a schedule of comprehensive loss in the financial statements.

Income Taxes
The Company uses the liability method of accounting for income taxes as required by SFAS No. 109 "Accounting for Income Taxes". SFAS No. 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of certain assets and liabilities. Statutory taxes not based on income are included in general and administrative expenses.

The Company adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109," ("FIN 48"), on January 1, 2007. The Company did not have any material unrecognized tax benefits and there was no effect on its financial condition or results of operations as a result of implementing FIN 48.

The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of general and administrative expense. The Company’s effective tax rate differs from the federal statutory rate primarily due to non-deductible expenses and temporary differences.

FII-9

Chardan South China Acquisition Corporation
(A Development Stage Company)

Notes to Financial Statements

3. Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". The objective of SFAS 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, "Fair Value Option for Financial Assets and Financial Liabilities including an amendment of FASB No. 115 (SFAS 159). SFAS 159 permits entities to choose to measure many financial instruments and certain other assets and liabilities on an instrument by instrument basis (the fair value option). SFAS 159 becomes effective for fiscal years beginning after November 15, 2007. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" ("SFAS No. 141(R)") which revised SFAS No. 141, "Business Combinations". SFAS No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. SFAS No. 141(R) also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. This standard is effective for fiscal years beginning after December 15, 2008. As the provisions of SFAS No. 141(R) are applied prospectively, the impact of this standard cannot be determined until the transactions occur.

Management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

4. Notes Payable to Stockholders

The Company borrowed a total of $237,231 from its initial Stockholders, who are also officers and directors of the Company. The notes were unsecured, due at various dates and bear interest of 8% per annum. As of December 31, 2007, no interest had been paid on such notes. However, all such notes and applicable interest were paid following the consummation of the Business Combination from the net proceeds of the Business Combination.

FII-10

Chardan South China Acquisition Corporation
(A Development Stage Company)

Notes to Financial Statements

5. Commitments and Related Party Transactions

The Company presently occupies office space provided by Chardan Capital LLC, a company managed and partially owned by officers and directors of the Company. Such entity has agreed that, until the Company consummates a Business Combination, it will make such office space, as well as certain secretarial services, available to the Company, as may be required by the Company from time to time. The Company has agreed to pay such entity $7,500 per month for such services commencing on August 2, 2005. The statement of income includes administrative management expense of $90,000 relating to this agreement for the year ended December 31, 2007, $90,000 for the year ended December 31, 2006, $37,500 for the period ended December 31, 2005 and $214,475 for the cumulative period from March 10, 2005 (inception) to December 31, 2007.

6. Preferred Stock

The Company is authorized to issue 1,000,000 shares of preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.

The agreement with the underwriters prohibits the Company, prior to a Business Combination, from issuing preferred stock which participates in the proceeds of the Trust Account or which votes as a class with the Common Stock on a Business Combination.

FII-11

Chardan South China Acquisition Corporation
(A Development Stage Company)

Notes to Financial Statements

7. Income Taxes

Components of income taxes are as follows:

	Year Ended December 31, 2007	Year Ended December 31, 2006	Period Ended December 31, 2005

Current
Federal	$(169,739)	$129,627	$128,816
State	56,387	90,730	36,740

Total current	(113,352)	220,357	165,556
Less deferred income taxes	113,352	(115,366)	(119,967)
Write-down of deferred income taxes asset	235,333	-	-

Total income taxes	$235,333	$104,991	$45,589

The deferred tax asset consists of the following:

	December 31, 2007	December 31, 2006

Deferred interest income	$(71,301)	$78,347
Deferred operating costs	635,005	335,817
Deferred transaction fees	3,984	3,984

	567,688	418,148
Valuation allowance	(567,688)	(182,815)

	$-	$235,333

The effective tax rate differs from the statutory rate due to the following:

	Year Ended December 31, 2007	Year Ended December 31, 2006	Period Ended December 31, 2005

Federal statutory rate	34.0%	34.0%	34.0%
Valuation allowance	(128.0)%	118.4%	-
Tax free interest, net of deferred interest	26.6%	(112.6)%	-
State rate, net of federal benefit	12.7%	20.7%	5.9%
Permanent book/tax difference	14.8%	2.3%	-
Other	(11.0)%	5.2%	-

Effective income tax rate	(50.9)%	68.0%	39.9%

FII-12

Chardan South China Acquisition Corporation
(A Development Stage Company)

Notes to Financial Statements

8. Common Stock, Common Stock Purchase Warrants and Options

On August 10, 2005, the Company sold 5,000,000 units ("Units") in the initial public offering ("Offering"). On August 17, 2005, the Company consummated the closing of an additional 750,000 units that were subject to the over-allotment option. Gross proceeds from the initial public offering were $34,500,000. The Company paid a total of $3,035,000 in underwriting discounts and commissions, and approximately $521,948 was paid for costs and expenses related to the offering. After deducting the underwriting discounts and commissions and the offering expenses, the total net proceeds to the Company from the offering was approximately $30,943,000 of which $29,835,000 was deposited into an interest bearing trust account until the earlier of the consummation of a business combination or the liquidation of the Company. The Company's Certificate of Incorporation provides for mandatory liquidation of the Company, without stockholder approval, in the event that the Company does not consummate a Business Combination prior to February 10, 2008. In the event of liquidation, it is likely that the per share value of the residual assets remaining available for distribution (including Trust Fund assets) will be less than the initial public offering price per share in the Offering due to costs related to the Offering and since no value would be attributed to the Warrants contained in the Units sold.

Each Unit consisted of one share of the Company's common stock, $0.0001 par value, and two Redeemable Common Stock Purchase Warrants ("Warrants"). Each Warrant entitles the holder to purchase from the Company one share of common stock at an exercise price of $5.00 commencing the later of the completion of a Business Combination or one year from the effective date of the Offering and expiring four years from the effective date of the Offering. The Warrants will be redeemable, at the Company's option, at a price of $.01 per Warrant upon 30 days' notice after the Warrants become exercisable, only in the event that the last sale price of the common stock is at least $8.50 per share for any 20 trading days within a 30 trading day period ending on the third day prior to the date on which notice of redemption is given.

In connection with this Offering, the Company issued an option, for $100, to the representative of the underwriters to purchase 250,000 Units at an exercise price of $7.50 per Unit. The Company accounted for the fair value of the option, inclusive of the receipt of the $100 cash payment, as an expense of the public offering resulting in a charge directly to stockholders' equity. The Company estimated that the fair value of this option is approximately $550,000 ($2.20 per Unit) using a Black-Scholes option-pricing model. The fair value of the option granted to the Representative is estimated as of the date of grant using the following assumptions: (1) expected volatility of 44.5%, (2) risk-free interest rate of 3.8% and (3) expected life of 5 years. The option may be exercised for cash or on a "cashless" basis, at the holder's option, such that the holder may use the appreciated value of the option (the difference between the exercise prices of the option and the underlying warrants and the market price of the units and underlying securities) to exercise the option without the payment of any cash. In addition, the warrants underlying such Units are exercisable at $6.65 per share.

As at December 31, 2007, the Company had a maximum of 10,431,158 warrants available for exercise. Subsequent to year end, there was an additional 1,450,112 warrants available for exercise as a result of a further separation of 725,056 previously outstanding units and new units issued. In total, there were 11,881,270 warrants available for redemption subsequent to year end (as mentioned in Note 9).

FII-13

Chardan South China Acquisition Corporation
(A Development Stage Company)

Notes to Financial Statements

9. Subsequent Events

On January 18, 2008, following approval by the Company’s stockholders on January 17, 2008, the Company merged with and into A-Power Energy Generation Systems, Ltd. (“A-Power,” formerly China Energy Technology, Limited), its subsidiary, for the purposes of redomesticating the Company from Delaware to the British Virgin Islands in anticipation of its acquisition of Head Dragon Holdings Limited ("Head Dragon"), the owner of Liaoning GaoKe Energy Group. In the merger, each share of the Company was exchanged for a share of A-Power, and A-Power assumed the issued and outstanding warrants of the Company with no change in terms.

The acquisition of Head Dragon also closed January 18, 2008. In that transaction, A-Power issued 13,000,000 shares of common stock to Jinxiang Lu in exchange for all of the issued and outstanding common stock of Head Dragon.

As additional purchase price, the holder of the Head Dragon ordinary shares will be issued, on an all or none basis each year, an aggregate of 9,000,000 ordinary shares of A-Power, as set forth below, if on a consolidated basis A-Power has net operating profits on a U.S. GAAP basis of the following amounts for the indicated fiscal years ending December 31:

Fiscal Year	After-Tax Profit	Number of Shares
2007	$14,000,000	1,000,000
2008	$19,000,000	1,000,000
2009	$29,000,000	1,000,000
2010	$44,000,000	2,000,000
2011	$63,000,000	2,000,000
2012	$87,000,000	2,000,000

The requirement in fiscal 2007 has been met but the shares have yet to be issued.

Subsequent to the closing of the Head Dragon acquisition, A-Power repaid the outstanding bridge loan obligations of Head Dragon in the amount of $15,000,000. In addition, A-Power offered to exchange one share of its common stock for each of the 650,000 issued and outstanding shares of Head Dragon Holdings Series A Preferred Stock. Subsequent to year end, all 650,000 preferred shares were tendered for exchange and as a result A-Power owns 100% of the equity interests in Head Dragon Holdings and has an additional 650,000 shares of its common stock outstanding, bringing the total shares outstanding to 7,650,000, not including any shares that may have been issued as a result of the exercise of the Warrants.

During February 2008, 11,866,303 warrants were exercised for 11,866,303 shares of common stock at an exercise price of $5.00 per warrant for total gross proceeds of $59,331,515. The Company redeemed the 14,967 warrants that were not exercised for a total cost of $149. The redemption success percentage of the warrants was 99.87%.

FII-14

EXHIBIT INDEX

Exhibit No.	Description of Document

1.1
Amended and Restated Memorandum of Association of A-Power Energy Generation Systems, Ltd. (incorporated by reference to Exhibit 3.1 of our current report on Form 8-A/A (file no. 001-33820-08538726) filed with the Securities and Exchange Commission on January 18, 2008)

1.2
Amended and Restated Articles of Association of A-Power Energy Generation Systems, Ltd. (incorporated by reference to Exhibit 3.2 from our current report on Form 8-A/A (file no. 001-33820-08538726) filed with the Securities and Exchange Commission on January 18, 2008)

2.1
Form of Unit Purchase Option granted to EarlyBirdCapital, Inc., as representative of the underwriters (incorporated by reference to Exhibit 4.4 of the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on May 17, 2005)

2.2
Amendment to Unit Purchase Option granted to EarlyBirdCapital, Inc., as representative of the underwriters, dated April 16, 2007 (incorporated by reference to Exhibit 4.7 of the annual report on Form 10-KSB of Chardan South China Acquisition Corporation (file no. 000-51432- 07771156) filed with the Securities and Exchange Commission on April 17, 2007)

2.3
Form of Warrant Agreement between Continental Stock Transfer & Trust Company and A-Power Energy Generation Systems, Ltd. (as successor to Chardan South China Acquisition Corporation) (incorporated by reference to Exhibit 4.5 of Amendment No. 3 to the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on July 28, 2005)

2.4
Warrant Clarification Agreement with Continental Stock Transfer & Trust Company, dated April 16, 2007 (incorporated by reference to Exhibit 4.6 of the annual report on Form 10-KSB of Chardan South China Acquisition Corporation (file no. 000-51432- 07771156) filed with the Securities and Exchange Commission on April 17, 2007)

2.5
Registration Rights Agreement among A-Power Energy Generation Systems, Ltd. (as successor to Chardan China Acquisition Corp. III) and Li Zhang, Kerry Propper, Jiangnan Huang, Chardan Capital Partners and SUJG, Inc. (incorporated by reference to Exhibit 10.11 of the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on May 17, 2005)

4.1
Stock Purchase Agreement, dated April 14, 2007, between A-Power Energy Generation Systems, Ltd. (as successor to Chardan South China Acquisition Corporation and China Energy Technology Limited) and Mr. Jinxiang Lu (incorporated by reference to Annex A of the proxy statement/prospectus contained in the registration statement on Form S-4 (file no. 333-142894) originally filed with the Securities and Exchange Commission on May 11, 2007)

4.2
Form of Agreement and Plan of Merger between Chardan South China Acquisition Corporation and China Energy Technology Limited (incorporated by reference to Exhibit 2.2 of our registration statement on Form S-4 (file no. 333-142894) filed with the Securities and Exchange Commission on May 11, 2007)

4.3
Investment Management Trust Agreement between A-Power Energy Generation Systems, Ltd. (as successor to Chardan China Acquisition Corp. III) and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.7 of the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on May 17, 2005)

4.4
Form of Stock Escrow Agreement among A-Power Energy Generation Systems, Ltd. (as successor to Chardan China Acquisition Corp. III), Continental Stock Transfer & Trust Company, and Li Zhang, Kerry Propper, Jiangnan Huang, Chardan Capital Partners and SUJG, Inc. (incorporated by reference to Exhibit 10.8 of the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on May 17, 2005)

4.5
Letter Agreement between Chardan China Acquisition Corp. III and Chardan Capital, LLC regarding administrative support for period between initial public offering and effective date of business combination or liquidation of Chardan China Acquisition Corp. III (incorporated by reference to Exhibit 10.9 of the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on May 17, 2005)

4.6
Letter Agreement, dated April 30, 2005, among A-Power Energy Generation Systems, Ltd. (as successor to Chardan China Acquisition Corp. III), EarlyBirdCapital, Inc. and Dr. Richard D. Propper (incorporated by reference to Exhibit 10.1 of the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on May 17, 2005)

4.7
Letter Agreement, dated April 30, 2005, among A-Power Energy Generation Systems, Ltd. (as successor to Chardan China Acquisition Corp. III), EarlyBirdCapital, Inc. and Li Zhang (incorporated by reference to Exhibit 10.2 of the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on May 17, 2005)

Exhibit No.	Description of Document

4.8
Letter Agreement, dated April 30, 2005, among A-Power Energy Generation Systems, Ltd. (as successor to Chardan China Acquisition Corp. III), EarlyBirdCapital, Inc. and Kerry Propper (incorporated by reference to Exhibit 10.3 of the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on May 17, 2005)

4.9
Letter Agreement, dated April 30, 2005, among A-Power Energy Generation Systems, Ltd. (as successor to Chardan China Acquisition Corp. III), EarlyBirdCapital, Inc. and Jiangnan Huang (incorporated by reference to Exhibit 10.4 of the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on May 17, 2005)

4.10
Letter Agreement, dated April 30, 2005, among A-Power Energy Generation Systems, Ltd. (as successor to Chardan China Acquisition Corp. III), EarlyBirdCapital, Inc. and Chardan Capital Partners (incorporated by reference to Exhibit 10.5 of the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on May 17, 2005)

4.11
Letter Agreement, dated April 30, 2005, among A-Power Energy Generation Systems, Ltd. (as successor to Chardan China Acquisition Corp. III), EarlyBirdCapital, Inc. and SUJG, INC. (incorporated by reference to Exhibit 10.6 of the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on May 17, 2005)

4.12
Cooperation Agreement, dated September 16, 2005, between Liaoning GaoKe Energy Group Company Limited and Tsinghua University (incorporated by reference to Exhibit 10.14 of Amendment No. 2 of our registration statement on Form S-4 (file no. 333-142894) filed with the Securities and Exchange Commission on October 11, 2007)

4.13
Cooperation Agreement, dated June 25, 2005, between Liaoning GaoKe Energy Group Company Limited and China Academic Sciences Guangzhou Energy Institute (incorporated by reference to Exhibit 10.15 of Amendment No. 2 of our registration statement on Form S-4 (file no. 333-142894) filed with the Securities and Exchange Commission on October 11, 2007)

4.14
A-Power Energy Generation Systems, Ltd. 2007 Equity Plan (incorporated by reference to Annex D of the proxy statement/prospectus contained in our registration statement on Form S-4 (file no. 333-142894) originally filed with the Securities and Exchange Commission on May 11, 2007)

4.15*	Form of 2007 Equity Plan Notice of Grant of Stock Option and Stock Option Agreement (for participants resident in the PRC)
4.16*	Form of 2007 Equity Plan Notice of Grant of Stock Option and Stock Option Agreement (for U.S. participants)
4.17*	Form of 2007 Equity Plan Notice of Grant of Stock Option and Stock Option Agreement (for international participants resident outside the PRC)
8.1*	List of Subsidiaries
11.1
Code of Conduct and Policy Regarding Reporting Possible Violations (incorporated by reference to Annex G of the proxy statement/prospectus contained in our registration statement on Form S-4 (file no. 333-142894) originally filed with the Securities and Exchange Commission on May 11, 2007)

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*±	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*±	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Filed with this Annual Report on Form 20-F.

± This certification is furnished pursuant to Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code and will not be deemed filed for purposes of Section 18 of the Exchange Act, or otherwise subject to liability of that section. This certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act.