Form 20-F
period 2008-12-31
A-Power Energy Generation Systems, Ltd.
filed 2009-06-30
CIK 1399233

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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

No. 44 Jingxing North Street
Tiexi District
Shenyang, Liaoning, China 110021
(Address of principal executive offices)

Jinxiang Lu
Chief Executive Officer
(86) 10-24-8561-7788
No. 44 Jingxing North Street
Tiexi District
Shenyang, Liaoning, China 110021
(Name, telephone, e-mail and/or facsimile number and address of company contact person)

 Securities registered or to be registered pursuant to Section 12(b) of the Act.

• Title of each class	• Name of each exchange on which registered
• Common Shares, par value US$0.0001 per share	• The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

NONE
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

NONE
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  33,706,938 common shares, par value US$.0001 per share, as of December 31, 2008.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐   Yes  ☒  No

If this annual report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes    ☒   No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒   Yes    ☐   No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this Chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files.) ☐   Yes  ☐   No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

☐   Large accelerated filer    ☒   Accelerated filer    ☐   Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒   U.S. GAAP    ☐   International Financial Reporting Standards as issued by the International Accounting Standards Board    ☐   Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐   Item 17    ☐   Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐   Yes    ☒   No

TABLE OF CONTENTS

INTRODUCTION

In this annual report, unless otherwise indicated,

(1) “we,” “us,” “our company” “the company,” “our” and “A-Power” refer to A-Power Energy Generation Systems, Ltd. (formerly known as China Energy Technology Limited), its predecessor entities and subsidiaries;

(2) “Chardan” refers to Chardan South China Acquisition Corporation and its predecessor entities and subsidiaries;

(3) “Head Dragon Holdings” refers to Head Dragon Holdings Limited, our wholly-owned subsidiary, and its subsidiaries;

(4) “Easy Flow” refers to Easy Flow Ltd., our wholly owned subsidiary and its subsidiaries.

(5) “GaoKe Energy” refers to Liaoning GaoKe Energy Group Company Limited, the wholly owned subsidiary of Head Dragon Holdings Limited, and GaoKe Energy’s subsidiaries;

(6) “GaoKe Design” refers to Liaoning GaoKe (High-Tech) Energy Saving and Thermoelectricity Design Research Institute, 51% of which is owned by GaoKe Energy, 36% of which is owned by Mr. Jinxiang Lu, our Chairman and Chief Executive Officer, and 13% of which is owned by Mr. Lu’s spouse;

(7) “LICEG Ltd.” refers to Liaoning International Construction and Engineering Group Limited, 90% of which is owned by GaoKe Energy and 10% of which is owned by our joint venture partner, Liaoning International Construction and Engineering Group;

(8) “LICEG” refers to Liaoning International Construction and Engineering Group, our joint venture partner in LICEG Ltd.;

(9) “GaoKe” refers to GaoKe Energy, GaoKe Design and LICEG Ltd.;

(10) “Ruixiang” refers to Shenyang (Ruixiang) Lucky Wind Power Equipments Co., Ltd.;

(11) “Jinxiang” refers to Shenyang (Jinxiang) Gold Luck Electric Power Equipment Co., Ltd.;

(12) “China” and “PRC” refer to the People’s Republic of China, and solely for the purpose of this annual report, exclude Taiwan, Hong Kong and Macau;

(13) “U.S. GAAP” refers to generally accepted accounting principles in the United States;

(14) all references to “RMB” and “Renminbi” are to the legal currency of China, all references to “U.S. dollars,” “US$,” “dollars” and “$” are to the legal currency of the United States and all references to “Canadian dollars” and “CDN$” are to the legal currency of Canada;

(15) “kW” are references to kilowatts (one kilowatt equaling 1,000 watts);

(16) “MW” are references to megawatts (one megawatt equaling 1,000,000 watts); and

(17) “GW” are references to gigawatts (one gigawatt equaling 1,000,000,000 watts).

Under the laws of the British Virgin Islands and our Memorandum of Association, the holders of our common stock are referred to as “members” rather than “shareholders.”  In this annual report, references that would otherwise be to members are made to shareholders, which is a term more familiar to investors trading on the NASDAQ Global Select Market, which is the exchange on which our shares are listed.

Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

In January 2008, A-Power (formerly known as China Energy Technology Limited), a British Virgin Islands company, completed the acquisition of all of the issued and outstanding common stock of Head Dragon Holdings, a Hong Kong company that owns a controlling interest in three operating subsidiaries in the PRC, collectively known as “GaoKe.”  Immediately after that stock purchase, Chardan merged with and into A-Power, which was its wholly-owned subsidiary, for the purpose of changing its domicile, with each outstanding share of Chardan common stock automatically converting into one share of A-Power common stock, each outstanding Chardan warrant automatically converting into one A-Power warrant and each outstanding Chardan unit automatically converting into one A-Power unit.  On January 22, 2008, A-Power began trading on the NASDAQ Capital Market and on June 2, 2008, A-Power began trading on the NASDAQ Global Select Market.  Before its merger with us in January 2008, Chardan was a blank check company with no operations and had been formed as a vehicle for an acquisition of an operating business in China.  A-Power holds 100% of Head Dragon Holdings, which holds our distributed power generation systems business through GaoKe.  A-Power also holds 100% of Easy Flow Ltd, or Easy Flow, a Hong Kong company that owns a controlling interest in two operating subsidiaries in the PRC, through which we conduct our wind energy business.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These states relate to, among other matters:

•	our future business development, results of operations and financial condition;

•	our projected revenues, profits, earnings and other estimated financial information; and

•	our anticipated growth strategies, including our expansion in the international distributed power generation and micro power grid market and the wind energy business.

You can generally identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions or the negative of such expressions.  We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs based on information currently available to us.  The accuracy of these statements may be affected by inaccurate assumptions we might have made or by known or unknown risks, uncertainties or other factors, including the risk factors described under Item 3.D, “Key Information —Risk Factors,” of this annual report, which may cause our actual results to differ materially from the from those anticipated or implied by the forward-looking statements.  The following are among the key risks and other factors to consider in evaluating our forward-looking statements:

•
our limited operating history and recent entrance into new markets, especially our limited experience in the wind energy market, may make it difficult for you to evaluate our business and future prospects;

•	a decrease in economic growth or an economic downturn in the PRC, which could adversely affect our growth and profitability;

•	difficulty in sourcing components and expanding to markets outside of the PRC;

•	difficulty establishing adequate management, legal and financial controls in the PRC, which could result in misconduct and difficulty in complying with applicable laws and requirements;

•	a change in the PRC’s policies toward or nationalization of private enterprises;

•	adverse regulatory changes in the PRC on companies that develop power grids, power generation systems and wind energy;

•	ability to attract and retain key executives and affordable engineering talent;

•	difficulty in managing rapid growth;

•	difficulty in managing our relationships with licensing partners;

•	expansion into wind turbine production;

•	ability to attract new customers;

•	a decrease in the growth of demand for electricity;

•	intensity of competition from or introduction of new and superior products by other providers of distributed power generation, wind energy and other energy generation technology; and

•	geopolitical events and regulatory changes.

This listing of risks is not exhaustive.  Other sections of this annual report include additional factors that could adversely impact our business and financial performance.  You should read these statements in conjunction with the risk factors disclosed in Item 3.D., “Key Information — Risk Factors,” of this annual report and other risks and factors outlined in our other filings with the Securities and Exchange Commission.

Forward-looking statements contained herein speak only as of the date of this report.  You should not rely upon forward-looking statements as predictions of future events.  Except as may be required by applicable law, we do not intend to update or revise any forward-looking statements in this annual report, whether as a result of new information, future events or otherwise.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	A. Selected Financial Data

The following tables present our selected historical consolidated financial data.

The selected consolidated statement of operations data for the years ended December 31, 2006, 2007 and 2008 and the selected consolidated balance sheet data as of December 31, 2007 and 2008 have been derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with those financial statements and the accompanying notes and Item 5, “Operating and Financial Review and Prospects.”  Our selected consolidated statement of operations data for the years ended December 31, 2004 and 2005 and our selected consolidated balance sheet data as of December 31, 2004, 2005 and 2006 has been derived from our audited consolidated financial statements for these periods and dates, which are not included in this annual report.

Our financial statements were prepared and are presented in accordance with U.S. GAAP.  Our historical results included below and elsewhere in this annual report are not necessarily indicative of our future performance.

Selected Statement of Operations Data

	For the year ended December 31,
	2008	2007	2006	2005	2004
	(in thousands, except per share data)
Revenue	$264,866	$152,544	$98,705	$75,452	$40,453
Cost of sales and business taxes	227,989	131,987	85,915	66,946	36,033
Gross profit	36,877	20,557	12,790	8,506	4,420
Income from operations	28,177	17,075	10,890	6,584	3,615
Net income (1)	28,516	15,214	7,511	4,378	2,545
Foreign currency translation adjustment	4,767	1,542	162	354	76
Comprehensive income	33,283	16,756	7,672	4,732	2,621

Earnings per share:
Basic	0.96	1.17	0.58	0.34	0.20
Diluted	0.94	1.17	0.58	0.34	0.20

Weighted average number of shares outstanding:
Basic	29,824,158	13,000,000	13,000,000	13,000,000	13,000,000
Diluted	30,432,434	13,000,000	13,000,000	13,000,000	13,000,000

Cash dividend per share:
$US	-	-	0.39	-	-
RMB	-	-	3.08	-	-

(1) We had no discontinued operations.

Selected Consolidated Balance Sheet Data

	As of December 31,
	2008	2007	2006	2005	2004
	(in thousands)
Current assets	$146,323	$60,691	$32,396	$24,170	$15,381
Total assets	205,537	69,177	37,957	29,844	22,315

Current liabilities	49,570	37,643	25,943	13,818	11,021
Total liabilities	49,570	37,643	25,943	13,818	11,021

Exchange Rate Information

The functional currency of our operating subsidiaries in the PRC is the Renminbi, and our functional currency and our holding company subsidiaries’ functional currency is the U.S. dollar. The accompanying consolidated financial statements have been translated as necessary and presented in U. S. dollars according to SFAS No. 52, “Foreign Currency Translation.”  In accordance with SFAS No. 52, all assets and liabilities were translated at the current exchange rate at the balance sheet date, stockholders' equity was translated at the historical rates, and the consolidated statement of income and consolidated statement of cash flows were translated at the average exchange rate for the period. At December 31, 2008, the assets and liabilities of the Company maintained in Renminbi were translated to U.S. dollars at US $1.00 = RMB 6.8225, and the consolidated statement of income of the Company maintained in Renminbi was translated to U.S. dollars at US $1.00 = RMB 6.9477.  The foreign currency translation adjustment of $6,578,000 has been reported as accumulated other comprehensive income in the consolidated statement of stockholders’ equity and comprehensive income.

We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all.  The RMB is not freely convertible into foreign currency.  The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of the RMB into foreign exchange and through restrictions on foreign trade.  Since January 1, 1994, the People’s Bank of China, or the PBOC, has set and published daily a base exchange rate with reference primarily to the supply and demand of RMB against the U.S. dollar in the market during the prior day.  On July 21, 2005, the PBOC announced a reform of its exchange rate system and revalued the RMB to RMB8.11 to US$1.00. Under the reform, the RMB is no longer effectively linked to the U.S. dollar but instead is allowed to fluctuate within a narrow and managed band against a basket of foreign currencies, according to market demand and supply conditions. The PBOC announces the RMB closing price each day and that rate serves as the mid-point of the next day’s trading band.

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

Period	Period End	Average	Low	High
	(RMB per US$1.00)
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1940	8.2765	8.0702
2006	7.8041	7.9723	8.0702	7.8041
2007	7.2946	7.6072	7.8127	7.2946
2008	6.8225	6.9477	7.2946	6.7800
December	6.8225	6.8539	6.8842	6.8225
2009
January	6.8392	6.8360	6.8403	6.8225
February	6.8395	6.8363	6.8470	6.8241
March	6.8329	6.8360	6.8438	6.8240
April	6.8180	6.8304	6.8361	6.8180
May	6.8278	6.8238	6.8325	6.8175
June (through June 19)	6.8360	6.8337	6.8371	6.8264

(1)	Annual averages are calculated by using the average of the noon buying exchange rates for each trading day during the annual period.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business

Our limited operating history and recent entrance into new markets, especially our limited experience in the wind energy market, may make it difficult for you to evaluate our business and future prospects.

We have a limited operating history. GaoKe commenced operations in 2003 and to date we have conducted nearly all of our business within China through GaoKe. Accordingly, our operating history upon which you can evaluate the viability and sustainability of our business and its acceptance by industry participants is limited. Our business model has evolved in conjunction with our entrance into the international distributed power generation and micro grid market as well as our entrance into the wind energy market, and it continues to evolve in conjunction with the evolution of the alternative energy market in China and globally. We have expanded our distributed power generation business to markets outside of China but have not completed a project outside of China as of the date of this report.  While we have completed constructions of our wind turbine production facility, we have only just begun manufacturing and have not completed any wind turbine units as of the date of this annual report nor have we generated any revenues from our wind energy business. These circumstances may make it difficult for you to evaluate our business and future prospects, and you should not rely on our past results or our historic growth rate as an indication of our future performance.

We have limited or no experience producing wind turbines, which is a critical component of our growth and overall business strategy.

We only began production of wind turbines in June 2009, and as of the date of this annual report, we have yet to complete production of a single wind turbine unit.  The production of wind turbines is a key element of our business strategy.  However, it is a new line of business for us and one in which we have limited experience.  Accordingly, it is difficult to forecast accurately our future revenues and expenses related to this business. Additionally, our wind energy operations will continue to be subject to risks inherent in the establishment of a new business, including, among other things, efficiently deploying our capital, sourcing components, developing our product and service offerings, developing and implementing our marketing campaigns and strategies and developing awareness and acceptance of our products. Our ability to generate future revenues from these operations will be dependent on a number of factors, many of which are beyond our control. To be successful, we must, among other things, begin assembly of wind turbines, demonstrate the stability of our wind turbines and establish market recognition in this business. This will require us to expend significant resources, including capital and management time and there can be no assurance that this aspect of our business will be successful.

Our revenue depends on gaining new customers and we do not have long-term purchase commitments from our customers.

Our revenues have historically, and are expected to continue in the near future to, result from performing individual contracts in our power distribution generation and micro-grid system business that, once completed, typically produce only a limited amount of ongoing revenues for maintenance and other services. Furthermore, customers may change or delay or terminate orders for products without notice for any number of reasons unrelated to us. As a result, in order to maintain and expand our business, we must be able to replenish the orders in our pipeline on a continuous basis. We may not be successful in securing new contracts and therefore our revenues and profits may be reduced. It is also possible that some of our potential customers could choose the products of our competitors instead. Should they do so, we would suffer a decline in revenues and profitability.

Our manufacturing and assembly of wind turbines will entail significant amounts of working capital. If we cannot satisfy these working capital requirements the growth and development of our wind turbine business could suffer materially.

Unlike our distributed power generation business,  our wind turbine business will be capital intensive, and the assembly of wind turbines will entail significant working capital for the procurement of components and assembly. Our recovery of these costs will be dependent on customers purchasing our wind turbines. The working capital required to assemble wind turbines is primarily based on the costs of components. Upon placement of orders, our suppliers typically require a 30% down payment for components related to our more advanced 2.7 MW wind turbine units, and 10% to 30% down payment for components related to our 750 kW wind turbine units. If prices of key components used to build the wind turbines increase, we may require additional financing to produce our wind turbines. Additional financing may not be available on terms acceptable to us or at all.

If we do not manage our growth successfully, our growth and opportunity to maintain and increase profitability may be hindered or impeded.

We have expanded our operations rapidly during the last year and we plan to further our expansion efforts by capitalizing on acceleration of westward industrial expansion in China into areas poorly served by the national power grid, targeting customers outside of China and increasing and enhancing our ability to produce wind turbines. This expansion has created significant demands on our corporate administrative, operational and financial personnel and other human resources. Additional expansion into existing or new markets and new lines of business could strain these resources and increase our need for capital, which may result in cash flow shortages. Our resources may not be adequate to support our desired expansion. Consequently, our ability to take advantage of market demand for our products and services and to maintain and increase our profitability may be hindered or impeded.

A change in priority for local governments or significant reduction in government subsidies or incentives could have a material adverse effect on our results of operations.

We derive a significant portion of our revenues from projects in cooperation with local governments, which are heavily dependent on government funding. In addition, the local government approval process is often slow, unpredictable and subject to many factors outside of our control. Curtailments, delays, changes in leadership, shifts in priorities, or general reductions in funding could delay or reduce our revenues. Funding difficulties experienced by local governments could also cause those institutions to be more resistant to change and could slow investments in energy projects which could harm our business.

In addition, demand for some of our products is influenced by government incentives aimed to promote greater use of these products, technologies and potential energy sources. In many instances, such as in the biomass power market, applications for alternative energy products and technologies may not be commercially viable (or would be significantly less attractive) without these government incentives.

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

We will rely on government refunds on importation tariffs and importation value-added tax on the components and raw materials imported for the production of our wind turbines. In April 2008, the PRC government changed its policy to restrict refunds on imported components and parts only for wind turbines greater than 2.5 MW which will increase our cost of assembling wind turbines that are less than 2.5 MW.

We may not be able to retain, recruit and train adequate technical and management personnel, and increased competition for qualified personnel in China could result in an increase in wages that we may not be able to offer in order to stay competitive.

Our future success depends, to a significant extent, on our ability to attract, train and retain qualified technical personnel such as engineers, particularly those with expertise in the wind power industry. There is substantial competition for qualified technical personnel, and there can be no assurance that we will be able to attract or retain our qualified technical personnel. If we are unable to attract and retain qualified technical personnel, our business may be materially and adversely affected.

We rely heavily on the continued services of our executive management personnel, who have contributed to our growth and expansion. Our executive team plays an important role in our operations and the development of our new products. Accordingly, the loss of their services, in particular those of Mr. Jinxiang Lu, our Chairman and Chief Executive Officer, and Mr. John S. Lin, our Chief Operating Officer, without suitable replacement (which may be difficult to find), could have an adverse affect on our operations and future business prospects. We do not maintain key man life insurance on any of our executive officers. If one or more of our executive officers are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all. As a result, our business may be severely disrupted and we may incur additional expenses to recruit and retain new officers. In addition, if any of our executives joins a competitor or forms a competing company, we may lose some or all of our customers. We believe our future success will depend upon our ability to retain these key employees and our ability to attract and retain other skilled managerial, engineering and sales and marketing personnel.

Each of our executive officers and other key personnel have entered into employment agreements with us, which contain confidentiality and non-competition provisions. However, if any disputes arise between our employees and us, we cannot assure you, in light of uncertainties associated with the PRC legal system, the extent to which any of these agreements could be enforced in China, where some of our executive officers reside and hold some of their assets. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us.”

A lack of adequate grid capacity in China could limit demand for our wind turbines and damage our business prospects.

Our customers will rely on access to the electrical grid to market the wind power they generate. In 2008 nearly 8 GW of additional wind power capacity was installed in China. Installed wind power capacity is expected to rise to 25-30 GW by 2010 and 35-40 GW by 2012. Current grid capabilities are unable to cope with the expected increased capacity and it is likely grid bottlenecks will reduce the ability of wind power to access the market. If our customers are unable to access the electrical market, the demand for our wind turbines may not develop or may develop to a lesser extent than we anticipated.

Our technicians may have difficulty adapting our licensed technology to local conditions.

In 2007, we entered into licenses to produce and sell wind turbines based on technology from Germany and Denmark.  Our ability to develop these products depends on our technicians ability to understand and localize this technology. For example, the wind turbines must be adapted to operate in Northern China, which typically has temperatures that are much colder in the winter than temperatures in Germany and Denmark. If our technicians fail to understand or adopt this technology for application in China, it may cause significantly delays in the development of our wind turbines and we may be required to spend a significant amount of time and financial resources to resolve these technical problems.

We are dependent on our licensing partners, and events involving these licensing partners or any future licensing partners could prevent us from developing our wind turbine business.

The success of our current business strategy will depend in part on our ability to successfully perform under and manage strategic licensing partners. Since we do not currently possess the technology necessary to independently develop and assemble wind turbines, we may need to enter into additional collaborative agreements to assist in the development of wind turbines in certain markets for a particular customer. Establishing strategic partnerships is difficult and time-consuming. Potential partners may reject collaborations based upon their assessment of our financial, regulatory or intellectual property position, and our discussions with potential partners may not lead to the establishment of new partnerships on acceptable terms. We and our present and future collaborators may fail to develop or effectively commercialize products covered by our present and future collaborations.

With respect to our licensing agreement with Norwin A/S, or Norwin, we agreed to pay the balance of the licensing fee of $1.7 million to Norwin in installments based on the number of 750 kW and 225 kW wind turbines we produce, provided that this amount is paid by February 15, 2009. As of the date of this annual report, we have yet to start producing any 750 kW or 225 kW wind turbines and have not paid the balance of $1.75 million to Norwin, however, Norwin has provided us written confirmation dated May 31, 2009 that the agreement we have with them is still valid. Nevertheless, in the event Norwin, or any of our other licensing partners terminates our licensing agreements with them, we may not be able to develop our wind turbine business, which would materially harm our wind energy business and our financial prospects.
Moreover, disputes may arise with respect to the ownership of rights to any technology  developed with any current or future partner. Lengthy negotiations with potential new partners or disagreements between us and our partners or conflicts among our partners may lead to termination of our licensing rights or delays in the production of our wind turbines. If we are not able to establish additional partnerships on terms that are favorable to us or if our existing partnerships are terminated and we cannot replace them, we may not be able to develop our wind turbine business. Any of the foregoing may materially harm our business, financial condition and results of operations.

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

The liability of product suppliers in China is evolving. Until recently that liability has been difficult to impose for various reasons, including an underdeveloped civil justice system. As a result, the need for insurance has not been substantial, and the types of insurance products that western companies typically procure to protect against these risks may be difficult or even impossible to obtain at reasonable cost or any cost. If a litigant were successful against us it could have an adverse effect on our business, financial condition, results of operations and liquidity. Additionally, a well-publicized actual or perceived problem could adversely affect our market reputation which could result in a decline in demand for our products.

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

We operate in an industry that is competitive and developing rapidly. If we fail to attract and retain customers in our target markets for our current and future products and systems, we will be unable to increase our revenues and market share.

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

Many of our existing and potential competitors have substantially greater financial, technical, manufacturing and other resources than we do. This is particularly the case with respect to our wind energy business. The greater size of many of our competitors provides them with cost advantages as a result of their economies of scale and their ability to obtain volume discounts and purchase raw materials at lower prices. As a result, such competitors may have stronger bargaining power with their suppliers and have an advantage over us in pricing as well as securing sufficient supply of required components during times of shortage. Many of our competitors also have better brand name recognition, more established distribution networks, larger customer bases or more in-depth knowledge of the target markets. As a result, they may be able to devote greater resources to the research and development, promotion and sale of their products and respond more quickly to evolving industry standards and changes in market conditions as compared to us. Our failure to adapt to changing market conditions and to compete successfully with existing or future competitors would have a material adverse effect on our business, prospects and results of operations.

A shortage of adequate components could increase our costs or cause a delay in our ability to fulfill orders, and our failure to estimate customer demand properly may result in excess component inventories that could adversely affect our future growth.

Occasionally, we may experience a supply shortage, or a delay in receiving, certain component parts for wind turbines as a result of strong demand for the component parts, such as gear boxes, generators and blades, and/or capacity constraints or other problems experienced by suppliers.  This is particularly true with respect to component parts for our 2.7 MW wind turbines that use advanced technology, and with respect to which we compete globally against other wind turbine producers purchasing the same components.  Component parts for our 750 kW and 225 kW wind turbines are more readily available domestically and internationally.  If shortages or delays persist, the price of these components may increase, or the components may not be available at all, and we may also encounter shortages if we do not accurately anticipate our needs. Conversely, we may not be able to secure enough components at reasonable prices or of acceptable quality to build new wind turbines in a timely manner in the quantities or configurations needed. Our operating results would also be adversely affected if, anticipating greater demand than actually develops, we commit to the purchase of more components than we need. Furthermore, as a result of binding price or purchase commitments with suppliers, we may be obligated to purchase components at prices that are higher than those available in the current market.

Our foreign sources of components may not always be reliable, which may result in a disruption in the supply of parts to our production facilities and cause delays in our wind turbine assembly. We currently purchase components directly from foreign suppliers for our wind turbine assembly. Our imports are subject to existing or potential duties, tariffs and quotas. We also face a variety of other risks generally associated with doing business with foreign suppliers and importing components from abroad, such as: (i) political instability; (ii) security measures at Chinese ports, which could delay delivery of imports; (iii) imposition of new legislation relating to import quotas that may limit the quantity of goods which may be imported into China from countries in a region within which we do business; (iv) imposition of duties, taxes, and other charges on imports; (v) delayed receipt or non-delivery of goods due to the failure of foreign-source suppliers to comply with applicable import regulations; (vi) delayed receipt or non-delivery of goods due to organized labor strikes or unexpected or significant port congestion at Chinese ports; and (vii) local business practice and political issues, including issues relating to compliance with domestic or international labor standards which may result in adverse publicity. Any inability on our part to rely on our foreign sources of production due to any of the factors listed above could have a material adverse effect on our ability to operate our wind turbine production facility and our business, financial condition and results of operations.

Given that many of the wind farm operators are large state-owned power companies in China with extensive bargaining power, we may not be able to pass on the increase of costs of wind turbine components to our customers, reducing our margins and negatively affecting our results of operations.

Our expansion of our business outside of China will subject us to risks inherent in conducting business internationally and may not be successful.

To date we have conducted nearly all of our business within China. However, a key component of our business strategy is to expand our international activities. The expansion of our business internationally will require meaningful amounts of management time and attention.  Our products and our overall approach to the distributed power generation and micro grid business may not be accepted in other markets to the extent needed to make that effort profitable. In addition, the additional demands on our management from these activities may detract from their efforts in the Chinese market, causing the operating results in our principal customer market to be adversely affected.

In addition, there are risks inherent in conducting business internationally, including:

•	Exchange rate fluctuations;

•	Political, economic, legal or other developments affecting target markets, including changes or developments in tax regimes or regulations relating to our industry; and

•	Potential tariff and trade barriers in target markets resulting in additional costs for our business and products.

Our earnings may fluctuate from period to period due to fluctuations in the exchange rate between the Renminbi and US$.

Our functional currency is the RMB, however, we report our financial information in U.S. dollars. The value of the Renminbi fluctuates and is affected by, among other things, changes in the PRC’s political and economic conditions. The conversion of Renminbi into foreign currencies such as the U.S. dollar has been generally based on rates set by the People’s Bank of China, which are set daily based on the previous day’s interbank foreign exchange market rates and current exchange rates on the world financial markets. While the official exchange rate had remained stable over the past several years, the PRC has adopted a floating rate with respect to the Renminbi, with permitted ranges of fluctuation.  Since we report our financial information in US$, fluctuations between the RMB and US$ could result in swings in our reported results of operations.

Inclement weather conditions could adversely affect our operating results in particular quarters and/or fiscal years.

We recognize revenue on our distributed power generation system projects on a percentage completion basis. Historically, we have completed these projects in 12 to 24 months, depending on the size of the project. However, completion dates of our distributed power generation projects in North East China, where a majority of our projects are located, are difficult to predict primarily due to the unpredictable and potentially harsh weather conditions in this region from November through March of each year. As a result, a significant amount of expected revenue could go unrealized in particular quarters and/or fiscal years. For example, in addition to our expected seasonality slowdown in production during the winter months, extremely cold and stormy weather conditions in Northern China can cause unexpected delays in production. The number and length of project delays resulting from adverse weather conditions are difficult to predict and may adversely affect our operating results in particular quarters and/or fiscal years.

Increases in the price of raw materials and labor may increase our cost of sales and reduce our earnings.

We typically procure the raw materials used in our distributed power generation project developments. In certain circumstances, our third-party subcontractors will procure raw materials. We also hire contract labor for our projects.  We usually have provisions in our agreements with our customers that in the event the prices of raw materials or labor increase beyond a certain threshold (usually by an increase of 30% or greater), the agreements are subject to renegotiation to factor in increased prices. In China, raw materials can fluctuate in price, particularly the price of steel. In 2008, the average price of steel increased approximately 28% from January to August, and then dropped 36% from August to December. Other raw materials, such as cement and concrete blocks can also fluctuate. If we are unable to pass on such increases to our customers,  our construction costs would increase accordingly and our earnings could be reduced.

We may experience construction and development delays on our projects which could adversely affect our financial condition and operating results.

The construction of distributed power generation systems and other forms of power plants involves many risks, including shortages of equipment, material and labor, labor disturbances, accidents, inclement weather, unforeseen engineering, environmental, geological, delays and other problems and unanticipated cost increases, any of which could give rise to significant delays and/or cost overruns. Construction delays may result in loss of revenues. Failure to complete construction according to specifications may result in liabilities, decreased efficiency, increased operating costs and reduced earnings. No assurance can be given that construction of future projects will be completed on schedule or within budget.

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

Decreases in the growth of demand for electricity could reduce demand for our distributed power generation and wind turbine systems, which would harm our ability to grow our business.

The China Electricity Council forecast that the rate of growth in China's electric demand will significantly decrease in 2009 as the growth in electricity consumption falls due to the continued downturn in foreign economies and the significant adjustments in the Chinese economy. If the resulting supply of electricity exceeds demand and there is a surplus of electricity generation capacity, then we may experience increased competition in the power industry leading to decreased demand for our distributed power generation and wind turbine systems, which would harm our ability to grow our business.

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

In addition, a majority of our material agreements are governed by PRC law.  We and our PRC subsidiaries may not be able to enforce our material agreements, and remedies may not be available outside of the PRC. The system of laws and the enforcement of existing laws in the PRC may not be as certain in implementation and interpretation as in the U.S. The Chinese judiciary is relatively inexperienced in enforcing corporate and commercial law, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. The inability to enforce or obtain a remedy under any of our future agreements could result in a significant loss of business, business opportunities or capital.

We may have difficulty establishing adequate management, legal and financial controls in the PRC, which could result in misconduct and difficulty in complying with applicable laws and requirements.

Our operations are conducted through subsidiary operating companies organized under the laws of the PRC. We acquired these Chinese operating companies in 2008. As privately held companies in the PRC, they have not historically focused on establishing Western-style management and financial reporting concepts and practices, as well as modern banking, computer and other internal control systems. We may have difficulty in hiring and retaining a sufficient number of qualified internal control employees to work in the PRC. As a result of these factors, we may experience difficulty in establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet Western standards.

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

Over the past several years, the Chinese government has pursued economic reform policies, including the encouragement of private economic activities and decentralization of economic regulation. The Chinese government may not continue to pursue these policies or may significantly alter them to our detriment from time to time without notice. Changes in policies by the Chinese government that result in a change of laws, regulations, their interpretation, or the imposition of high levels of taxation, restrictions on currency conversion or imports and sources of supply could materially and adversely affect our business and operating results. If nationalization of private enterprise were to occur, it is possible that compensation from the Chinese government would be available to us, however, the nationalization or other expropriation of private enterprises by the Chinese government could result in the total loss of our investment in China.

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

A decrease in the prices paid under the national concession program for electricity generated by wind power generators or a reduction in the local content requirement that 70% of the valued of turbines installed under the program be manufactured in China may lead to a decrease in our revenues.

Prices for electricity generated by wind power generators is generally either established by tender under the PRC central government's national concession program (for both private and state-owned developers) or negotiated on a case-by-case basis for individual wind projects that are not part of the concession program. In addition, provincial governments have established various pricing mechanisms for wind projects. The national concession program also requires that 70% of the value of turbines installed under the program be manufactured in China.  Any reduction in the prices paid for electricity generated by wind power projects may reduce the demand for our wind turbines and any reduction in the local content requirement may lead to increased competition from foreign competitors further reducing demand for our turbines.

Any limitation on the ability of our subsidiaries and affiliated entities to make dividend or distribution payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company organized under the laws of the British Virgin Islands and conduct all of our business and operations through our subsidiaries in China.  Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries and affiliated entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries and affiliated entities in China incur debt on their own behalf in the future, the loan agreements governing that debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our subsidiaries’ ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiaries and affiliated entities to distribute dividends or other payments to us could materially limit our ability to grow, make investments or acquisitions that could be beneficial to our business or otherwise fund and conduct our business.

The dividends we receive from our wholly-owned operating subsidiaries and our global income may be subject to PRC tax under the new PRC tax law, which could have an adverse effect on our results of operations.

Under the Enterprise Income Tax Law enacted by the National People’s Congress of China, or the new PRC tax law, and the Implementation Regulations of the Enterprise Income Tax Law, both of which became effective on January 1, 2008, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and is subject to the enterprise income tax at the rate of 25% on its global income, and “de facto management bodies” is defined as the bodies that have material and overall management and control over the business, personnel, accounts and properties of the enterprise. If the PRC tax authorities subsequently determine that we and our subsidiaries established outside of China should be classified as a resident enterprise, then our global income including the dividends we receive from our subsidiaries incorporated in China will be subject to the enterprise income tax at the rate of 25%, which would have a material adverse effect on our business, financial condition and results of operations. The new PRC tax law and its implementation regulations further provide that dividends distributed between qualified resident enterprises, which means the investment income derived by a resident enterprise from direct investment in other resident enterprises (other than investment income from stocks issued publicly by resident enterprises and traded on stock exchanges where the holding period is less than 12 months) are exempt from the enterprise income tax. As the term “resident enterprises” needs further clarification and interpretation, we cannot assure you that if we and our subsidiaries established outside of China are deemed as resident enterprises, the dividends distributed by our subsidiaries incorporated in China as foreign-invested enterprises to their direct shareholders would be regarded as dividends distributed between qualified resident enterprises, and be exempt from the enterprise income tax.

In addition, even if we and our subsidiaries established outside of China are not deemed to be resident enterprises, they still may be regarded as a “non-resident enterprise,” and under the new PRC enterprise income tax law and its implementation regulations, dividends payable by a foreign-invested enterprise in China to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The direct shareholders of our subsidiaries incorporated in China as foreign-invested enterprises are located in Hong Kong. According to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between China and Hong Kong in August 2006, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise).

The imposition of withholding tax on dividends payable by our PRC subsidiaries to us, or the imposition of PRC tax on our global income as a “resident enterprise” registered outside the PRC under the new enterprise income tax law could have an adverse effect on our financial condition and results of operations.

Foreign exchange regulations in the PRC may affect our ability to pay dividends in foreign currency or conduct other foreign exchange business.

We currently receive substantially all of our revenues in RMB. RMB is not presently a freely convertible currency, and the restrictions on currency exchanges may limit our ability to use revenues generated in RMB to fund our business activities outside the PRC or to make dividends or other payments in U.S. dollars. The PRC government, through the State Administration for Foreign Exchange, or SAFE, regulates conversion of RMB into foreign currencies. Currently, foreign invested enterprises, such as our operating subsidiaries, are required to apply for “Foreign Exchange Registration Certificates” and to renew those certificates annually. However, even with that certification, conversion of currency in the “capital account” (e.g. capital items such as direct investments or loans) still requires the approval of SAFE. There is no assurance that SAFE approval will be obtained, and if it is not, it could impede our business activities and restrict our ability to pay dividends.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.

SAFE issued a public notice in October 2005 along with related procedural guidance in January 2007 requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equity of PRC companies, referred to in the notice as an “offshore special purpose company.” Under this public notice, PRC residents who are shareholders and/or beneficial owners of such offshore special purpose companies were required to register with the local SAFE branch before March 31, 2006. We have requested our shareholders and/or beneficial owners who are subject to the registration requirements under the SAFE notice to register with the local SAFE branch. Failure of these shareholders and/or beneficial owners to register with the local SAFE branch as required by the SAFE notice or failure of future shareholders of our company who are PRC residents to comply with the registration procedures set forth in the SAFE notice may subject such shareholders and/or beneficial owners to fines and other government actions and may also limit our ability to fund our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to our company or otherwise adversely affect our business.

Recently adopted merger and acquisition regulations relating to acquisitions of assets and equity interests of Chinese companies by foreign persons may subject our prior acquisitions to governmental review or make it difficult us to complete future business combinations or acquisitions.

On September 8, 2006, new regulations relating to acquisitions of assets and equity interests of Chinese companies by foreign persons, or the M&A regulations, which were adopted by China’s Ministry of Commerce and several other governmental agencies, took effect. We completed our acquisition of our Chinese subsidiaries in January 2008.  While we do not believe that the acquisition was subject to the M&A regulations, the regulations contain a number of ambiguities and uncertainties that will be resolved only with the passage of time and application of the regulations.  It is possible that the future interpretations of the M&A regulations will differ from current interpretations and that under such future interpretations some aspects of our acquisition transaction may be found to be subject to the regulations.  It is not possible to know the effect of such a determination, but it could conceivably include invalidating the transaction in its entirety. Were that to occur, it is possible that we would lose our ownership interests in GaoKe, perhaps without any compensation to be paid, which would substantially reduce the value of our common stock.

In addition, we intend to grow our operations through acquisitions and business combinations with other companies, including companies in China, and such acquisitions and business combinations may be subject to the M&A regulations and related governmental approvals. To the extent that the M&A regulations apply, we expect that transactions subject to compliance with the M&A Regulations will be more time consuming to complete than before the M&A regulations took effect, will be more costly for the Chinese parties (making them less attractive), and will permit the government much more extensive opportunities for evaluation and control over the terms of the transaction. Therefore, it may not be possible to complete certain desirable acquisitions in China because the terms of the transaction may not satisfy the criteria used in the governmental approval process or, even if approved, if they are not consummated within the time permitted by the approvals granted.

 The PRC Labor Contract Law and its implementing rules may adversely affect our business and results of operations.

On June 29, 2007, the Standing Committee of the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008. On September 18, 2008, the State Council adopted the implementing rules for the Labor Contract Law, which became effective upon adoption. This new labor law and its implementing rules have reinforced the protection for employees, who, under the existing PRC Labor Law, already have certain rights, such as the right to have written labor contracts, the right to enter into labor contracts with no fixed terms under specific circumstances, the right to receive overtime wages when working overtime, and the right to terminate or alter terms in the labor contracts. In addition, the Labor Contract Law and its implementing rules have made some amendments to the existing PRC Labor Law and added some clauses that could increase cost of labor to employers. For example, under the Labor Contract Law, employers are required to base their decisions to dismiss employees on seniority, as opposed to merit, under certain circumstances. As the Labor Contract Law and its implementing rules are relatively new, there remains significant uncertainty as to their interpretation and application by the PRC government authorities. In the event that we decide to significantly reduce our workforce, the Labor Contract Law and its implementing rules could adversely affect our ability to effect these changes cost-effectively or in the manner we desire, which could lead to a negative impact on our business and results of operations.
We face risks related to health epidemics, other catastrophes or acts of terrorism, which could disrupt our operations.

Our business could be materially and adversely affected by an outbreak of the avian flu, swine flu, severe acute respiratory syndrome, another health epidemic, or catastrophe or an act of terrorism. In recent years, there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths.  In April 2009, influenza A, or H1N1, a new strain of flu virus commonly referred to as “swine flu,” was first discovered in North America and quickly spread to other parts of the world, including China.  In May 2008, a major earthquake hit Sichuan Province in southwestern China, causing huge casualties and property damages.   Any prolonged recurrence of avian flu, severe acute respiratory syndrome, swine flu or other adverse public health developments in China or elsewhere in Asia may have a material and adverse effect on our business operations. For instance, an outbreak of avian flu, a recurrence of SARS, or any other epidemic may lead to health or other government regulations requiring temporary closure of our business or the businesses of our subcontractors, suppliers or customers. In addition, terrorist attacks, such as those that took place on September 11, 2001, a significant earthquake or other geological disturbance in any of China’s more populated cities and financial centers could severely disrupt the Chinese economy or cause temporary restrictions on our business or the businesses of our subcontractors, suppliers or customers, which would severely disrupt our business operations and adversely affect our results of operations.

We have limited business insurance coverage in China.

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

Risks Related to Our Shares

We have a substantial, but not majority, shareholder, whose interests may not be aligned with the interest of our other shareholders.

Our Chairman and Chief Executive Officer, Mr. Jinxiang Lu, beneficially owns approximately 31.2% of our outstanding common stock.  Accordingly, Mr. Lu may exercise significant influence over all matters requiring shareholder approval, including the election of a majority of the directors and the determination of significant corporate actions.  In addition, under the terms of the purchase agreement dated April 14, 2007 pursuant to which we acquired our Chinese operating companies, we are obligated to issue an aggregate of up to 9,000,0000 additional shares to Mr. Lu if we reach certain levels of after-tax profit for each year from 2007 through 2012.   We satisfied the after-tax profit minimum for 2007 and 2008 and have issued 1,000,000 shares in respect of 2007 which are included in the percentage ownership figure above, and expect to issue an additional 1,000,000 shares in respect of 2008 later this year.  Pursuant to an agreement between Mr. Lu and Mr. Lin, our Chief Operating Officer and Director, Mr. Lu will transfer 5% of any of these additional incentive shares issued to him to Mr. Lin.  Mr. Lin beneficially owns approximately 4.7% of our outstanding common stock.  If all of the remaining 7,000,000 additional shares are issued to Mr. Lu, his percentage ownership, along with Mr. Lin’s percentage ownership of our shares would increase significantly.  The concentration of ownership by Mr. Lu and Mr. Lin may preclude actions being taken even if supported by our other shareholders.  In addition, it may discourage, delay or prevent a change in control of our Company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of any sale of our company.

As a foreign private issuer, we are exempt from certain Securities and Exchange Commission, or SEC, rules mandating that certain information be made available to shareholders of United States public companies.

We are a foreign private issuer within the meaning of the rules promulgated under the Securities Exchange Act of 1934, or Exchange Act.  As such, we are exempt from certain provisions applicable to United States public companies including:

•	the rules requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act;

•	Regulation FD precluding selective disclosures of material information; and

•
the sections of the Exchange Act requiring insiders file public prompt reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short swing” trading transactions (i.e., a purchase and sale, or a sale and purchase, of the issuer’s equity securities within less than six months).

Because of these exemptions, our shareholders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

You may experience dilution due to future sales of common shares or convertibles debt or the issuances of common shares upon conversion of outstanding convertible notes and warrants.

We may require additional cash resources to finance our continued growth or other future developments.  To satisfy our financing needs in the future, we may seek to sell additional equity or debt securities.  The sale of additional equity securities, including additional warrants, or convertible debt securities, could result in dilution to our shareholders. In addition, the conversion of our outstanding convertible notes and warrants issued in June 2009 to certain institutional investors could result in dilution to our existing common shareholders.  The convertible notes contain provisions that will reset the conversion ratio in certain circumstances after the common shares underlying the convertible notes become freely tradable.  Any such resetting of the conversion ratio could result in further dilution to our shareholders.  Further, the convertible notes and the warrants issued in connection with the convertible notes contain full-ratchet anti-dilution rights for a period of two years.  As a result of these anti-dilution rights, if we issue or grant in the future any rights to purchase any of our common shares, or other security convertible into our common shares, for an effective per share price less than the conversion price then in effect with respect to the convertible notes, or the exercise price then in effect with respect to the warrants, the conversion price of all unconverted notes will be decreased to equal such lower price and the exercise of all unexercised warrants will be reduced to equal such lower price.  The foregoing adjustments to the conversion price of the notes and the exercise price of the warrants will not apply to certain exempt issuances, including issuances pursuant to employee stock option plans.

After two years, the notes and the warrants are subject to standard weighted-average anti-dilution protection.

Our U.S. shareholders may not be able to obtain jurisdiction over our officers or directors or access to our assets located in the PRC in the event of a lawsuit and, as a result, may not be able to enforce their legal rights against us and/or our officers and directors.

Because most of our officers and directors reside outside of the U.S., it may be difficult for U.S. shareholders to acquire jurisdiction over these persons in the event of a lawsuit against us and/or our officers and directors.  It also is unclear if extradition treaties now in effect between the U.S. and the PRC would permit effective enforcement of criminal penalties of federal securities laws against us or our officers and directors. Furthermore, because substantially all of our assets are located in the PRC, it would also be extremely difficult to access those assets to satisfy an award entered against us in U.S. court. Moreover, we have been advised that the PRC does not have treaties with the U.S. providing for the reciprocal recognition and enforcement of judgments of courts. As a result, it may not be possible for investors in the U.S. to enforce their legal rights, to effect service of process upon our directors or officers or to enforce judgments of U.S. courts predicated upon civil liabilities and criminal penalties of our directors and officers under U.S. federal securities laws.

We have incurred and expect to continue to incur higher general and administrative costs as a result of being a public company.

As a result of our business combination transactions and listing on NASDAQ in 2008, we have incurred and expect to continue to incur a significantly higher level of legal, accounting and other expenses than we did before we became a public company. As a public company, we are subject to reporting obligations under the U.S. securities laws.  In addition, the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the NASDAQ Stock Market, have required changes in corporate governance practices of public companies listed on U.S. national stock exchanges, including foreign private issuers such as us. The U.S. securities laws and related rules and regulations have increased our legal and financial compliance costs and made certain activities more time-consuming and costly.  We will continue to incur considerable costs and use significant management time and other resources in an effort to comply with our obligations as a public company including complying with the internal control over financial reporting obligations of Section 404 of the Sarbanes-Oxley Act. Our reporting obligations as a public company will continue to place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

Investor confidence and the market price of our common stock may be adversely impacted if we fail to establish and maintain effective internal control over financial reporting.

As a public company, we are subject to reporting obligations under the U.S. securities laws.  The Securities and Exchange Commission, or the SEC, as required by the Sarbanes-Oxley Act, adopted rules requiring most public companies to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting.  In addition, the company’s independent registered public accounting firms must attest to and report on the effectiveness of the company’s internal control over financial reporting. Our management may conclude that our internal controls are not effective. Moreover, even if our management concludes that our internal controls are effective, our independent registered public accounting firm may disagree. If our independent registered public accounting firm is not satisfied with our internal control over financial reporting or the level at which our internal control over financial reporting is documented, designed, operated or reviewed, or if the independent registered public accounting firm interprets the requirements, rules or regulations differently than we do, then they may issue an adverse or qualified opinion.

Historically, our business has been conducted as a private company and we have had limited accounting personnel and other resources with which to address our internal controls and procedures.  In respect of 2008, we identified material weaknesses in our internal control over financial reporting.  We have taken, and will continue to take, steps to improve our internal control over financial reporting.  However, if we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal control over financial reporting for subsequent years.  Moreover effective internal control over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud.  Our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability and completeness of our financial statements, which in turn could harm our business and negatively impact the trading price of our common stock.

The trading price of our common stock may fluctuate significantly and we may not be able to meet requirements for continued listing on NASDAQ.

The market price for our common stock has been and is likely to continue to be highly volatile and subject to wide fluctuations in response to factors including the following:

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

The securities markets have also from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may have a material adverse effect on the market price of our common stock. In addition, there is no assurance that we will continue to meet the NASDAQ Global Select listing requirements, or that there will be an active, liquid trading market for our common stock in the future. Failure to meet the NASDAQ Global Select Market’s continued listing requirements could result in the delisting of our common stock from the NASDAQ Global Select Market, which may adversely affect the liquidity of our shares, the price that can be obtained for them, or both.

We may not pay cash dividends, so the liquidity of your investment depends on your ability to sell your shares at an acceptable price.

We do not anticipate paying cash dividends in the foreseeable future.  Instead, we expect to apply earnings toward the further expansion and development of our business. Thus, the liquidity of your investment is dependent upon your ability to sell stock at an acceptable price, rather than receiving an income stream from it. Fluctuations in the market price of our shares may limit your ability to realize any value from your investment, including recovering the initial purchase price.

Certain provisions of our Memorandum and Articles of Association may have the effect of preventing an acquisition or tender offer which might be viewed by our shareholders to be in their best interests.

Certain provisions of our Memorandum and Articles of Association, including our advance notice requirement for shareholder proposals to be brought before our annual meeting of shareholders and restrictions on the ability of our shareholders to call a meeting, are designed in part to discourage any tender offer or other attempt to gain control of our company in a transaction that is not approved by our board of directors. However, to the extent these provisions discourage a change of control or tender offer for all or part of our authorized shares, they may have the effect of preventing an acquisition or tender offer which might be viewed by shareholders to be in their best interests.  These provisions may also serve to insulate incumbent management from change and to discourage not only sudden or hostile takeover attempts, but also any attempts to acquire control that are not approved by our board of directors.

We are organized under the laws of the British Virgin Islands and, because the rights of shareholders under British Virgin Islands law differ from those under U.S. law, you may have fewer protections as a shareholder than you would under U.S. law.

Our corporate affairs are governed by our Memorandum and Articles of Association, the Business Companies Act of the British Virgin Islands and the common law of the British Virgin Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibility of our directors under British Virgin Islands law are governed by the common law of the British Virgin Islands and the Business Companies Act. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the British Virgin Islands has a less prescriptive body of securities laws as compared to the United States, and provides significantly less protection to investors.  BVI law also provides greater restrictions on the abilities of shareholders to initiate derivative actions than are provided under the laws of many U.S. jurisdictions.

You may not be able initiate shareholder derivative actions in U.S. courts and, in addition, British Virgin Islands courts are less likely to enforce against us judgments of courts in the U.S., thereby potentially depriving our shareholders of the ability to protect their interests.

Shareholders of British Virgin Islands companies may not be able to initiate shareholder derivative actions in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a British Virgin Islands company, such as ours, being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the British Virgin Islands, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered as the basis for a claim at common law in the British Virgin Islands unless certain conditions were satisfied.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our common stock.

We do not expect to be considered a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ending December 31, 2009. However, the determination of our PFIC status is dependent upon the composition of our income and assets and, in addition, we must make a separate determination at the close of each taxable year as to whether we are a PFIC.  Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2009, or any future taxable year.  A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. The market value of our assets will be determined based on the market price of our common stock, which is likely to fluctuate. If we were treated as a PFIC for any taxable year during which a U.S. person held our common stock, certain adverse U.S. federal income tax consequences could apply to such U.S. person.  See Item 10., “Additional Information—E. Taxation—United States—Passive Foreign Investment Company.”

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our current company structure was created in January 2008, when A-Power (formerly known as China Energy Technology Limited) completed the acquisition of all of the issued and outstanding common stock of Head Dragon Holdings, a Hong Kong company that owned a controlling interest in its operating subsidiaries in the PRC, GaoKe Energy and GaoKe Design.  Immediately after the acquisition, Chardan South China Acquisitions Corporation, the sole shareholder of A-Power, merged with and into A-Power for the purpose of changing its domicile to the British Virgin Islands.  On January 22, 2008, A-Power’s common stock  began trading on the NASDAQ Capital Market and, on June 2, 2008, A-Power’s common stock began trading on the NASDAQ Global Select Market.  A-Power holds 100% of Head Dragon Holdings, which holds our distributed power generation systems business through its controlling interest in three operating subsidiaries in the PRC, collectively referred to as “GaoKe.”  A-Power also holds 100% of Easy Flow, a Hong Kong company which holds our wind energy business through its controlling interest in two operating subsidiaries in the PRC.

History Prior to the Business Combination

A-Power Energy Generation Systems, Ltd. (formerly known as China Energy Technology Limited) was incorporated under the laws of the British Virgin Islands on May 14, 2007. Until January 18, 2008, A-Power was a wholly-owned subsidiary of Chardan South China Acquisition Corporation.

Chardan South China Acquisition Corporation was a blank check corporation organized under the laws of the State of Delaware on March 10, 2005, under the name “Chardan China Acquisition Corp. II.” Chardan was formed to effect a business combination with an unidentified operating business that had its primary operating facilities located in the PRC in any city or province south of the Yangtze River. In August 2005, Chardan successfully consummated an initial public offering of its equity securities from which it derived net proceeds of approximately $30.9 million. Before its merger with and into A-Power, the prices of Chardan’s common stock, warrants to purchase common stock and units (each unit consisting of one share of common stock and two warrants to purchase common stock) were quoted in the U.S. on the Over-the-Counter Bulletin Board under the symbols CSCA,  CSCAW and CSCAU, respectively. Approximately $29.8 million of the net proceeds of the initial public offering was placed in a trust account and was released to A-Power upon consummation of the acquisition of Head Dragon Holdings. The balance of the net proceeds from the initial public offering of approximately $1.1 million was used by Chardan to pay the expenses incurred in its pursuit of a business combination. Other than its initial public offering and the pursuit of a business combination, Chardan did not engage in any business.

The Business Combination

On April 14, 2007, Chardan entered into a stock purchase agreement with A-Power and Mr. Jinxiang Lu, who was the largest holder of the issued and outstanding common shares of Head Dragon Holdings, a Hong Kong holding company formed in June 2006, to hold equity interests in GaoKe Energy and its 51% held subsidiary GaoKe Design (one of the leading Chinese companies that designs, constructs, and installs distributed power generation and micro power grids) held directly or indirectly by certain stockholders of GaoKe Energy.

Pursuant to terms of the stock purchase agreement, on January 18, 2008, A-Power acquired all of the issued and outstanding common shares of Head Dragon Holdings, gaining control of GaoKe Energy. Immediately after that stock purchase, Chardan merged with and into A-Power for the purpose of redomestication out of the United States in order to secure future tax benefits and greater corporate flexibility to structure the business of Head Dragon Holdings. Pursuant to the redomestication merger, each outstanding share of Chardan common stock automatically converted into one share of A-Power common stock, each outstanding Chardan warrant automatically converted into one A-Power warrant and each outstanding Chardan unit automatically converted into one A-Power unit.

The management of GaoKe Energy before the business combination was led by Mr. Lu.  Mr. Lu became our Chairman and Chief Executive Officer upon consummation of the business combination and has continued to operate GaoKe and our other subsidiaries since the combination.

Pursuant to the terms of the stock purchase agreement, in consideration for all of his Head Dragon Holdings shares, Mr. Lu, received 13,000,000 shares of our common stock, of which 3,497,000 was transfered John S. Lin and three other shareholders. As additional consideration, the stock purchase agreement provides that Mr. Lu will be issued up to an aggregate of 9,000,000 shares of our common stock (1,000,0000 per year for 2007 through 2009 and 2,000,000 for 2010 through 2012, on an all-or-none basis each year) for the six years beginning with fiscal 2007 if, on a consolidated basis, we generate net operating profits (excluding after-tax operating profits from any subsequent acquisitions of securities that have a dilutive effect) of at least the following amounts:

Year ending December 31,	Net Operating Profit (after tax)
2007	$14,000,000
2008	$19,000,000
2009	$29,000,000
2010	$44,000,000
2011	$63,000,000
2012	$87,000,000

We achieved the target after-tax profit for the year ended December 31, 2007 and we issued 1,000,000 shares of our common stock to Mr. Lu in July 2008. We also achieved the target after-tax profit for the year ended December 31, 2008 and we expect to issue an additional 1,000,000 shares of our common stock to Mr. Lu during the third quarter of 2009. Mr. Lu has agreed to transfer 5% of any of these additional incentive shares issued to him by the Company to John S. Lin, our Chief Operating Officer and Director.

Subsequent to the business combination and redomestication merger, all of the holders of Head Dragon Holdings outstanding preferred shares exchanged their preferred shares on a one-to-one basis for shares of our common stock.

In February 2008, we sent out redemption notices to all of the holders of our outstanding callable common stock purchase warrants. The warrants were originally issued by Chardan in August 2005. As a result of the merger of Chardan into A-Power, the warrants were exercisable into shares of our common stock at an exercise price of $5.00 per warrant. Approximately 11,866,303 of the 11,881,270 warrants that were then outstanding were exercised. Holders of the few remaining warrants that were not exercised were paid $0.01 per warrant and the warrants were extinguished. The gross proceeds received by us from this redemption were approximately $59.3 million, which has been and will continue to be used as working capital and for other corporate purposes. As of June 17, 2009, we had approximately 33,706,938 shares of common stock issued and outstanding.

Our Distributed Power Generation Business– Head Dragon Holdings

Our distributed power generation systems business is held by Head Dragon Holdings, our wholly-owned subsidiary, which owns a controlling interest in three operating subsidiaries in China:  Liaoning GaoKe Energy Group Company Limited, or GaoKe Energy, a wholly-owned subsidiary of Head Dragon Holdings; Liaoning GaoKe (High-Tech) Energy Saving and Thermoelectricity Design Research Institute, or GaoKe Design, 51% of which is owned by GaoKe Energy, 36% of which is owned by Jinxiang Lu, our Chairman and Chief Executive Officer and 13% of which is owned by Mr. Lu’s spouse; and Liaoning International Construction and Engineering Group Limited, or LICEG Ltd., 90% of which is owned by GaoKe Energy and 10% of which is owned by our joint venture partner, Liaoning International Construction and Engineering Group, or LICEG.  GaoKe Energy was founded in March 2003, GaoKe Design was founded in May 2003, and we formed the LICEG Ltd. domestic co-operative joint venture in August 2007.  Each of these operating companies are based in Shenyang, an industrial hub-city of China. GaoKe Energy, GaoKe Design and LICEG Ltd. are collectively referred to as “GaoKe.”  GaoKe Energy is the main operating entity of GaoKe and is responsible for entering into contracts with our distributed power generation systems customers and undertaking projects, as well as subcontracting work to GaoKe Design, LICEG Ltd. and to third party subcontractors.  GaoKe Energy has been responsible for over 95% of Head Dragon Holdings revenues since Head Dragon Holdings acquired GaoKe Energy in July 2007.

Acquisition of Class A Licenses

In October 2005, we, through GaoKe Energy, entered into an agreement to acquire certain licenses of Liaoning International Construction and Engineering Group, or LICEG, a Chinese construction and engineering company. LICEG was incorporated under the Construction Commission of Liaoning Province, and is one of a limited number of construction and engineering companies in China with Class A-level licenses that permit it to undertake international power and infrastructure projects and to construct various power systems, energy and infrastructure projects of any size in China. Since its inception in 1993, LICEG has completed a large number of projects in not only China, but in Africa, Eastern Europe and the Asian Pacific region. In August 2007, pursuant to our agreement with LICEG, we formed a domestic co-operative joint venture company, LICEG Ltd., of which GaoKe Energy holds a 90% ownership interest and LICEG holds a 10% ownership interest.  Pursuant to the agreement, GaoKe Energy agreed that LICEG Ltd. would hire over 30 of LICEG’s engineers, and LICEG agreed to transfer a number of its Class A licenses, but none of its liabilities, to LICEG Ltd. These Class A licenses cover a broad scope of services, including power plant construction and installation, steel construction and industrial renovation and construction for large-scale projects in China, as well as overseas (subject to obtaining local approvals and permits).  GaoKe Energy committed to pay RMB36 million, or approximately US$5.3 million, once LICEG Ltd. obtains all of these licenses that LICEG agreed to transfer. As of the date of this annual report, LICEG Ltd. has obtained all but one of these licenses. We will pay the RMB36 million to LICEG once the final license has been transferred to LICEG Ltd.  LICEG also agreed to contribute RMB6 million, or approximately US$0.834 million, to LICEG Ltd. and GaoKe Energy agreed to pay LICEG a fixed monthly fee of RMB30,000, or US$4,418, in lieu of LICEG’s 10% share of retained earnings of LICEG Ltd.  GaoKe Energy has the right to require LICEG to transfer its 10% ownership interest to GaoKe Energy, at any time whereupon LICEG Ltd. would become a 100% owned subsidiary of GaoKe Energy.

Expansion into the International Markets

Since late 2007, we have actively pursued expansion of our distributed power generation business to markets outside of China, particularly South East Asia. In April 2008, we signed our first major distributed power generation contracts outside of China. We entered into agreements worth approximately $150 million with National Power Supply Co., Ltd., a subsidiary of Advance Agro Public Co. Ltd., a large Thai-based conglomerate, to develop a 300 MW distributed power generation system located approximately 100 kilometers south of Bangkok, Thailand. The project was scheduled to commence in July 2008, but has been postponed due to the inability of parties to obtain project related financing during the current uncertain political and financial environment in Thailand.

In October 2008, we were contracted to provide a $38 million turn-key solution and build a one million ton per year cement plant in Vietnam. The project is expected to be completed in late 2009.

Our Wind Energy Business Operations - Easy Flow Ltd.

Our wind energy business is held by Easy Flow Ltd., or Easy Flow, our wholly-owned subsidiary established under the laws of Hong Kong, which owns a controlling interest in two operating subsidiaries in China:  Shenyang (Jinxiang) Gold Luck Electric Power Equipment Co., Ltd., or Jinxiang, which is owned 80% by Easy Flow, 15% by Norwin A/S, or Norwin, one of our licensing partners, and 5% by Mr. Antos Glogowski, an independent consultant; and Shenyang (Ruixiang) Lucky Wind Power Equipments Co., Ltd., or Ruixiang, which is a wholly-owned subsidiary of Easy Flow.

Easy Flow was established in June 2007 by John S. Lin, our Chief Operating Officer and Director, for the purpose of holding our interests and financing our wind energy business in China. Head Dragon Holdings transferred an aggregate of approximately $42.0 million to Easy Flow, which Easy Flow in turn transferred to Ruixiang, to finance the development of our 2.7 MW wind turbine production business using Fuhrlander AG’s technology. Head Dragon Holdings also transferred approximately $10.0 million to Easy Flow, which Easy Flow in turn transferred to Jinxiang, to finance the development of our 750 kW and 225 kW wind turbine production business based on Norwin’s technology.  In June 2008, Mr. Lin transferred all of his shares in Easy Flow to us, whereupon Easy Flow became our direct wholly-owned subsidiary.

In May 2007, GaoKe Energy entered into a license agreement with Fuhrlander AG, or Fuhrlander, that gave GaoKe Energy an exclusive right to sell and a non-exclusive right to produce Fuhrlander’s 2.5 MW series wind turbines in Liaoning and Hebei provinces of China and a non-exclusive right to produce and sell Fuhrlander’s 2.5 MW series wind turbines in nine other PRC provinces. As part of the agreement, Fuhrlander agreed to assist GaoKe Energy in developing a production facility that emulates Fuhrlander’s facility in Germany, which we have recently completed in Shenyang. Under the technology license, GaoKe Energy has the right to any advancements or improvements that Fuhrlander makes to its 2.5 MW series wind turbine without charge. To secure these rights, GaoKe Energy agreed to pay Fuhrlander a transfer fee of approximately $6.4 million (EURO 4.5 million) and a minimum of approximately $8.1 million (EURO 5.5 million) in training fees and a royalty payment over the first six years of the agreement.  The license agreement runs perpetually unless there is a breach of the agreement’s terms, payments are not made as required, or a voluntary termination by mutual consent of both parties. In January 2009, Fuhrlander, GaoKe Energy, and Ruixiang entered into an agreement to transfer the original license agreement from GaoKe Energy to Ruixiang.  The terms of the original agreement remain unchanged, except that the wind turbine series was upgraded from 2.5 MW series of wind turbines to 2.7 MW series of wind turbines.

In February 2007, GaoKe Energy entered into a license agreement with Norwin that gave GaoKe Energy the exclusive rights to produce and sell Norwin’s 750 kW and 225 kW wind turbines in China. As part of the agreement with Norwin, Jinxiang was established in Shenyang, China in January 2008.  GaoKe Energy and Norwin also agreed to establish a joint research and development facility in Shenyang to develop new wind turbine technology for both the China and the international markets. The license agreement has a term of 20 years unless there is a substantial breach of the agreement. Under this agreement, GaoKe Energy agreed to pay Norwin a license fee of $3.9 million ($3.5 million in cash, and $0.4 million attributed to the value of the 15% ownership of Jinxiang given to Norwin). Of the cash portion of this license fee, we have a remaining balance of $1.75 million which is payable to Norwin in quarterly installments based on the number of 750 kW and 225 kW wind turbines we produce, provided, however, that the balance was to be paid in full no later than February 15, 2009.  As of the date of this annual report, we have yet to start producing any 750 kW or 225 kW wind turbines and have not paid the balance of $1.75 million to Norwin, however, Norwin has provided us written confirmation dated May 31, 2009 that the agreement we have with them is still valid. In January 2009, Norwin, GaoKe Energy, and Jinxiang entered into an agreement to transfer the original license agreement from GaoKe Energy to Jinxiang.  The terms of the original agreement remain unchanged.

In late March 2008, we began construction of our wind turbine production plant, which is located near our corporate headquarters in Shenyang, China. The plant consists of a 320,000 square foot production facility with production lines for the assembly of 2.7 MW, 750 kW and 225 kW series wind turbines, the technology for which we licensed from Fuhrlander and Norwin, as described above. We completed construction of the facility in June 2008, installed machinery and production lines during the second half of 2008, and had our official plant opening in January 2009.  The plant has an annual capacity to produce a maximum of 300 units of our 2.7 MW series wind turbines and 420 units of our 750 kW and 225 kW series of wind turbines, and is expandable by 30%.  We began producing 2.7 MW wind turbines in June 2009 and expect our first delivery of units during the third fiscal quarter of 2009.  As of the date of this annual report, we have yet to start production of 750 kW or 225 kW series of wind turbines.

The operating life of each of GaoKe Energy, GaoKe Design, LICEG Ltd., Ruixiang and Jinxiang are set forth in the table below:

Company Names	Operating Period	Operating Life
Liaoning GaoKe Energy Group Company Limited (GaoKe Energy)	February 8, 2007 - February 8, 2037*	30 years
Liaoning GaoKe (High-Tech) Energy Saving and Thermoelectricity Design Research Institute (GaoKe Design)	May 26, 2008 - May 26, 2013**	5 years
Liaoning International Construction and Engineering Group Limited (LICEG Ltd.)	August 21,2007-August 20,2012	5 years
Shenyang (Ruixiang) Lucky Wind Power Equipments Co., Ltd. (Ruixiang)	July 30,2007-July 29,2027	20 years
Shenyang (Jinxiang) Gold Luck Electric Power Equipment Co., Ltd. (Jinxiang)	January 2, 2008-January 1, 2028	20 years

*	GaoKe Energy became a foreign invested company in February 2007, at which time it renewed its incorporation, which originally occurred in March 2003.

**	GaoKe Design was established in May 2003 and renewed its incorporation registration license in May 2008.

Each of these operating business licenses of these companies can be renewed to the extent the operating life of any of these companies extends beyond the license period stated above.

Recent Developments

Planned Joint Venture with GE Drivetrain in the Wind Energy Business

In March 2009, we entered into agreements with GE Drivetrain Technologies, a unit of GE Transportation, to establish a joint venture for a wind turbine gearbox assembly and testing and for the supply of 2.7 MW wind turbine gearboxes to us by GE Drivetrain Technologies. The joint venture is in the process of being established under the laws of the PRC and we intend to establish a plant with GE Drivetrain in Shenyang. We anticipate that this agreement to supply us with gearboxes will be beneficial for our wind energy business, since this is one wind turbine component that is currently difficult to source in China.

Contract with Subsidiaries of Anhui Wenergy Co., Ltd.

In April 2009, we signed contracts with the subsidiaries of Anhui Wenergy Co., Ltd. to build two micro-grid electricity-generation systems in Anhui Province based on biomass as the primary fuel.

Hire of Chief Financial Officer

In May 2009, we hired Kin Kwong (Peter) Mak as our new Chief Financial Officer.

Formation of Shenyang Power Group

In June 2009, we formed Shenyang Power Group with several other industrial companies based in Shenyang to undertake distributed energy generation projects. The Shenyang government has agreed to provide subsidies and provide preferential bank loan terms for any future distributed energy generation projects undertaken by Shenyang Power Group. It is intended that Shenyang Power Group will be used as a platform by us and the other industrial companies involved to procure large scale distributed power generation projects outside of China.

Sale of Senior Convertible Notes

On June 18, 2009, we entered into a securities purchase agreement with certain accredited investors.  Under the agreement, we agreed to sell to the buyers senior convertible notes in the aggregate principal amount of $40,000,000 and warrants to purchase an additional aggregate amount of 1,504,184 common shares.  We closed the transaction on June 22, 2009.

The notes bear initial interest at 3% per annum and increase each year as described in the notes up to a maximum of 12% per annum, payable quarterly, at our option, in cash or shares of our common shares.  The notes have a five year term through June 19, 2014, and are convertible into common shares at any time or times after we obtain shareholder approval in connection with the issuance of the common shares.  If the notes are repaid or redeemed rather than being converted, we must make an additional make-whole payment. The conversion price of the notes will be subject to anti-dilution protection and a reset based on the 20-day volume weighted average price to be calculated after the common shares underlying the notes are freely tradable. The initial conversion price of the notes is $10.637 per common share.  We may redeem the notes at 110% of the principal amount, plus any accrued and unpaid interest, starting from November 19, 2011, provided the market price of the common shares is at least 200% of the then applicable conversion price for 20 consecutive trading days prior to the redemption.  These notes are subject to events of default customary for convertible securities.

The warrants grant the buyers the right to acquire shares of common shares at $10.637 per share, subject to customary anti-dilution adjustments.  The warrants may be exercised to purchase common shares at any time or times on or after the company obtains shareholder approval, and have a term of five years.

Our Memorandum and Articles of Association require shareholder approval for any issuance of common shares.  We plan to seek shareholder approval during the third fiscal quarter of 2009 to amend the Memorandum and Articles of Association to remove this requirement, so that we may issue common shares upon conversion of the notes or exercise of the warrants, as well as approval for other related matters.  In connection with our issuance and sale of the note and warrants, we and Jinxiang Lu, our Chief Executive Officer and Chairman of our Board of Directors, entered into a put agreement with each of the buyers, pursuant to which, under certain circumstances, the buyers may exchange their notes and warrants for certain common shares owned by Mr. Lu in the event that the Company is unable to issue such common shares.  The obligations of Mr. Lu under the put agreement are secured by a first priority, perfected security interest in 6,000,000 common shares of Mr. Lu. We entered into a letter agreement pursuant to which we agreed to make Mr. Lu whole and reimburse Mr. Lu for any losses that Mr. Lu incurs in connection with this transaction.

In connection with this transaction, we entered into a registration rights agreement with the buyers.  Pursuant to the terms and conditions of the registration rights agreement, we agreed to file with the Securities and Exchange Commission, or the SEC, a registration statement on Form F-3 covering the resale of the common shares issuable to the buyers upon conversion of the notes and exercise of the warrants, or if we do not obtain shareholder approval for the issuance on or prior to the six month anniversary of the closing date, the pledged shares.

In connection with this transaction we, Mr. Lu and John S. Lin, our Chief Operating Officer and Director, entered into a voting agreement pursuant to which they agreed to vote in favor of the approval of the proposed amendments to the Memorandum and Articles of Association of the Company.  Mr. Lu and Mr. Lin have also entered into lock-up agreements with us  pursuant to which each of them has agreed not to sell or offer to sell the common shares held by them for up to 270 days after closing of the transaction.

B.	Capital Expenditures and Divestitures

Since 2005, our capital expenditures have consisted primarily of plant and equipment and construction of our wind turbine production facility in Shenyang, China and payments with respect to our licenses with Fuhrlander and Norwin with respect to our wind energy business, and LICEG with respect to our distributed power generation system business. The table below sets forth our capital expenditures for the periods shown:

For the year ended December 31,
2006	2007	2008
$25,608	$4,618,829	$34,096,758

In connection with a change in our business strategy to require the subcontractors who perform the construction and installation of our distributed power generation and micro power grid systems to purchase a majority of the equipment and components needed to develop the systems, we made material capital divestitures of plant and equipment beginning in 2004. In 2006, we realized proceeds of approximately $3.6 million from the sale of this plant and equipment. We did not make any material capital divestitures in 2007 or 2008.

Our principal executive offices are located in the People’s Republic of China at No. 44 Jingxing North Street Tiexi District, Shenyang, Liaoning, China 110021 and our telephone number is (86) 10-24-85617888.

C.	Business Overview

We are a renewable energy company in China engaged in providing onsite distributed power generation systems and micro power grids for industrial companies and have recently started the production of wind turbines based on technology that has been licensed to us through our various licensing arrangements.

We are engaged in designing, constructing, installing and testing distributed power generation and micro power grids as stand-alone facilities and for various customers in the steel, chemical, ethanol, cement, and food industries.  We typically design projects, subcontract their construction and installation to approved third-party subcontractors under our project oversight, and conduct testing on completed projects prior to turning them over to our customers. The size of our projects range from 5 MW to 400 MW and allow our customers, which require heavy electrical input, to recapture previously wasted heat and gas from their manufacturing processes to generate electricity.  In addition to distributed power generation systems, we also design, install and construct related facilities for industrial companies. Over the past five years, we believe we have grown into the largest private provider of onsite distributed power generation systems in China, and hold various Class-A and other licenses, which gives us the capability to provide a full spectrum of services to our customers in China, as well as overseas, related to the design, construction and installation of distributed power generation systems.  Since our inception to the date of this annual report, we have completed 17 distributed power generation systems and currently have an additional 17 projects under construction in China and overseas.

In 2007, we entered into the wind energy market by licensing wind turbine technology from Fuhrlander and Norwin.  We completed construction of our first wind turbine production facility in Shenyang in 2008, which was fitted with equipment and production lines for the assembly of 2.7 MW grade turbines and 750 kW and 225 kW grade turbines. Our initial production focus is the advanced 2.7 MW wind turbines, which is generally larger than the wind turbines manufactured by our competitors in China.  In June 2009, we began assembly of 2.7 MW wind turbines and expect to begin initial delivery of wind turbine units during the third fiscal quarter of 2009. As of the date of this annual report, we have not generated any revenue from our wind energy business.  In contrast to our wind turbine business, which requires large amounts of capital for the construction of production facilities and for securing and purchasing components, our distributed power generation business requires less capital and produces considerable revenues, which we anticipate will, in addition to other means of financing, provide the capital we need to grow our wind energy business. In June 2009, we completed the sale of $40 million of senior convertible notes, the proceeds of which will be primarily used to source wind turbine components from Europe for our 2.7 MW series wind turbines.

In 2009, we entered into agreements with GE Drivetrain to establish a gearbox assembly and testing joint venture in Shenyang and to purchase gearboxes from them for our wind turbine business, a component that is currently in short supply in China.

In addition to our operations in the distributed power generation and wind energy businesses, we conduct ongoing research and development in renewable energy technology and have long-standing research and development relationships with some of the top institutions developing environmentally-friendly technology in China, including with Tsinghua University in Beijing and the China Academy of Sciences in Guangzhou.

Background

Our Distributed Power Generation Business

We conduct our distributed power generation business through GaoKe.  GaoKe Energy, an engineering services company, is GaoKe’s principal operating company and oversees design of projects through GaoKe Design and construction and installation of projects through LICEG Ltd., and through third party subcontractors.  GaoKe Energy obtains the contracts for the design, construction and installation of distributed power generating stations and micro power networks and performs or oversees the bulk of the work associated with those projects in its capacity as general contractor, including site preparation, construction, equipment installation and system startup and testing. GaoKe Energy subcontracts the design services connected with those projects to GaoKe Design. GaoKe Energy oversees the physical construction and installation functions through LICEG Ltd., activities which we typically subcontract to approved third-party suppliers. GaoKe Energy then tests the system to ensure that it operates as specified before turning it over to the customer.  Our distributed power generation and micro power grid systems typically take 12 to 24 months to design, construct, install and test projects.

We do not manufacture the equipment and materials that are used in the construction of our distributed power generation plants and grids. Rather, we incorporate standard power generating equipment into a fully integrated on-site system for its customers that includes highly refined control systems to balance power generation with demand. Our distributed power generation systems also utilize waste heat, such as waste heat from an on-site industrial boiler, to produce additional power or to heat space or water, thus maximizing the return on capital and energy efficiency associated with each project. Unlike centralized power generation, which uses relatively few, large generating stations to supply China’s national power grid over a large area, distributed power generating systems are small and supply power locally for one or a few factories or for a small town.  We believe that, on average, our projects pay for themselves in terms of reduced energy costs to our customers within two to five years of operations, depending on the size of the project, when compared to buying power from China’s national power grid.  In addition, our distributed power generation systems allow our industrial customers to reduce their reliance on China’s centralized national power grid, which is prone to black-outs or brown-outs or is completely inaccessible for some industrial customers which are located in remote areas.  Our systems also produce lower carbon dioxide emissions and other pollutants, making them more environmentally-friendly than some other forms of power generation contributing to China’s national power grid.

Through LICEG, Ltd., our joint venture company which holds certain Class A licenses, GaoKe has the ability to construct and install power plants of all sizes both domestically in China and internationally. This provides us the ability to provide a complete spectrum of development services for the design, construction and installation of integrated distributed power generation and micro power grid systems of any size in China or abroad that are tailored to meet the needs of our customers (subject to receiving any locally required licenses or permits for work outside of China), as well as the construction and installation of related industrial facilities.  We believe that based on our ability to provide a full spectrum of developmental services through GaoKe Energy, GaoKe Design and LICEG Ltd., we are in a strong position to develop large industrial distribution power generation systems in China and other parts of South East Asia, particularly in the 24 MW to 400 MW range. Currently, our largest project is 400 MW. Most of the state-owned companies that are licensed to develop larger power generation systems and grids typically focus their efforts on large power plants over 1 GW that supply the national power grid. Meanwhile, industrial companies that require smaller distributed power generation systems of between 750 kW to 24 MW usually construct the systems by themselves, through subcontracting design, construction, installation and testing to various third-party subcontractors. We, however, provide a turn-key solution to our customers because we have the expertise, capability and licenses to deliver complete distributed power solutions to our customers.  We believe that we are one of the only private companies in China that provides complete distributed power generation systems in the 24 MW to 400 MW range.

We typically procure the raw materials used in our distributed power generation project developments. In certain circumstances, our third-party subcontractors will procure raw materials. We also hire contract labor for our projects.  We usually have provisions in our agreements with our customers that in the event the prices of raw materials or labor increase beyond a certain threshold (usually by an increase of 30% or greater), the agreements are subject to renegotiation to factor in increased prices. In China, raw materials can fluctuate in price, particularly the price of steel. In 2008, the average price of steel increased approximately 28% from January to August, and then dropped 36% from August to December. Other raw materials, such as cement and concrete blocks can also fluctuate.  Additionally, we purchase major components for our distributed power generation systems from third parties, such as boilers and generators. The prices of these items are factored into our agreements with customers and typically do not fluctuate.

A majority of our distributed power generation system projects are in North East China, where due to the harsh weather conditions in that region from November to March, we typically experience a slow down, and sometimes a complete halt, of our project developments.  We recognize revenue on our distributed power generation system projects on a percentage completion basis. This means that during the fourth fiscal quarter and first fiscal quarter, we typically experience a slow down in operations and revenue recognition.  In addition, unpredicted harsh climate conditions, or stormy weather could produce unexpected slowdowns during the winter months beyond our typical anticipated slowdowns related to seasonality.  As we develop more projects in Southern China and in other areas of South East Asia, we expect our slow downs in the winter months to have less of an impact on our project schedules and result of operations.

Our Wind Energy Business

As discussed above, we entered the wind energy industry by entering into wind turbine technology licenses. In February 2007, we entered into a license agreement with Norwin that gives us the exclusive rights to produce and sell Norwin’s 750 kW and 225 kW wind turbines in China. As part of the agreement with Norwin, a joint venture company, Jinxiang, was established in Shenyang, China in January 2008. Norwin also agreed to establish with us a joint research and development facility in Shenyang to develop new wind turbine technology for both the China and the international markets.  In May 2007, we entered into a license agreement with Fuhrlander, and an amendment to the agreement in January 2009, that gives us an exclusive right to sell and a non-exclusive right to produce Fuhrlander’s 2.7 MW series wind turbines in the provinces of Liaoning and Hebei, and a non-exclusive right to produce and sell Fuhrlander’s 2.7 MW series wind turbine in nine other PRC provinces.  As part of the agreement, Fuhrlander agreed to assist us in developing a production facility that emulates Fuhrlander’s facility in Germany, which we completed in Shenyang, China. Under the technology license, we have the right to use any advancements or improvements that Fuhrlander makes to its 2.7 MW series wind turbine on a royalty-free basis.

We completed construction of the facility and installed machinery and production lines in our first wind turbine production plant in 2008.  The facility is located in Shenyang, China, the site of our operational headquarters and a key industrial hub-city in China.  This 320,000 square foot plant has a total annual production capacity of 1.1 GW, and is expandable by approximately 30%. We expect that the annual production capacity of the plant will be initially divided between assembly of 300 units of 2.7 MW grade wind turbines and 420 units of 750 kW and 225 kW grade wind turbines; however, this is subject to the changes in the availability of key wind turbine components as well as demand from our customers.  We believe that as we develop our wind turbine production business, we will be able to benefit from our licensing relationships with our two European partners with respect to training our employees, selection of suppliers and sourcing of components, installation of wind turbines and follow-up maintenance.  We began assembly of 2.7 MW grade wind turbines in June 2009 and expect to begin initial delivery of units in the third fiscal quarter of 2009.

In March 2009, we entered into two agreements with GE Drivetrain, a unit of GE Transportation.  Pursuant to a supply agreement, GE Drivetrain will supply us with more than  900 2.7 MW wind turbine gearboxes beginning in 2010. Pursuant to the second agreement, we will establish a joint venture in China for a wind turbine gearbox assembly and testing plant.  This gearbox assembly business will be 25% owned by us and 75% owned by GE Drivetrain and will operate under the name GE Transportation. The new assembly plant will be located in Shenyang, and bring multi-megawatt gearbox capacity to China and is intended to serve as GE Drivetrain’s Southeast Asia manufacturing center.  As of the date of this annual report, we are awaiting formal approvals from local governmental authorities with respect to the establishment of the joint venture.  Management believes the supply agreement and joint venture for gearboxes are strategically beneficial to us as, in our experience, gearboxes are among the more difficult wind turbine components to source in China.

The wind turbine components we source for our 2.7 MW wind turbines are based on advanced technology, and so we must import these components into China from Europe.  These components are in high demand world wide and subject to scarcity and price escalation.  We typically need to pay a deposit of 30% when we order them so we can secure these components.  Although we have yet to begin producing our smaller 750 kW and 225 kW series of wind turbines, we believe components for these will be easier to source and cheaper since they are mainly available in China. We also expect prices for components related to our smaller wind turbines to decrease as the supply of these components increases in the future.

Market Overview

Our Distributed Power Generation Business

We believe that the long-term outlook for growth in the power industry is highly favorable, both generally and particularly in rapidly developing economies, such as China.  In China, power is needed both to support expanding industrialization and the increasing consumption of power by their increasingly affluent citizens. According to the International Energy Outlook 2007, published by the U.S. Energy Information Administration, a projected 57% increase in global electricity consumption is expected to occur from 2004 to 2030.

With respect to renewable energy in China, China’s National Development and Reform Commission, or the NDRC, has set China’s target to increase renewable energy from 8% currently to 15% of its energy mix by 2020. The Renewable Energy Law of 2006 established the development of renewable energy as a priority for the PRC government.

We expect concerns about negative environmental impacts of traditional electricity production, such as global warming, will cause an increasing amount of demand to be supplied by “green” energy sources that reduce emissions of carbon and other pollutants through improved efficiencies or use of alternatives to traditional fossil fuels. China’s energy sector currently has a high dependence on coal, which accounts for approximately 70% of China’s total energy.  China has little petroleum and natural gas resources. China is now estimated to emit as much, or more, greenhouse gas than the United States, and therefore is, or soon will be, the world’s largest emitter of greenhouse gases.  The Renewable Energy Law of 2006, and targets set by the NDRC, are aimed at ensuring China’s energy security while also protecting the environment.

We believe China’s distributed power generation industry is entering a high-growth phase because of high efficiency and lowered environmental impact both of which contribute directly to two of China’s key objectives: ensuring a continuing supply of power needed for its rapid economic growth and reducing the environmental degradation associated with conventional power generation. We believe that China’s energy-starved industrial base, suffering from the effects of frequent blackouts on the over-burdened grid, provides a ready market for our distributed power generation systems. Adding further to the demand is the lack of central grid infrastructures in China’s rural areas, many of which are now being developed in an effort by the central government to provide jobs and better living conditions to the indigent residents there.

The PRC government identified distributed power generation as a viable “green” energy technology that will reduce emissions while increasing the energy supply in its current 5-Year Plan, covering 2006 to 2011, and in the NDRC’s Mid to Long-Term Development Plan for 2006 to 2020.  The NDRC has set a goal that by 2020, 22% of China’s total power capacity be in the form of cogeneration distributed power generation systems, up from approximately 10.9% in 2005.

Distributed power generation systems generally involve cogeneration, that is, they are combined heat and power systems. These systems are especially useful in industries such as steel and cement, which consume large amounts of energy, as relatively little additional fuel is needed to produce electricity as well. Cogeneration systems use the heat from the combustion of fuel both to generate electricity and to supply industrial processes. Waste heat is also captured from the electricity production process. The residual heat from those activities is then available for space and water heating, effectively providing the factory with “free” heat and leads to an overall reduction in emissions. We believe these distributed power generation systems can reach overall efficiencies of up to 90%, meaning that the percentage of the energy value of the fuel used that is converted into useful power and heat is 90%. We estimate that large-scale coal-fueled power plants that only generate electricity typically have efficiencies as low as 30 to 40%, largely due to wastage associated with transmission of the power.

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

•
Distributed power generation systems deliver both heat and power by converting excess steam from an industrial boiler that would otherwise be wasted into electricity, then capturing waste heat from the electricity generation for use in heating space and water

•
The cost of electricity from China’s central grid has been increasing and is expected to continue to increase in correlation with the general increase in the price of coal and as state-owned utility companies pass on the higher cost of power produced by alternative, renewable energy sources, such as wind and solar, to their customers

•	The sale of excess electricity from a distributed generating plant back to the grid creates additional economic benefits and incentives for generators

•
Distributed power generation systems eliminate the potentially high cost and time associated with connecting to the central grid, especially in isolated areas that require extended transmission and distribution lines

•	Distributed power generation systems expand service areas without further burden on the already over-stressed central power grid infrastructure

•	Efficient “Green” Technology

•	Cogeneration maximizes energy efficiency; up to 90%, versus 30 to 40% for power delivered via the grid

•	Cogeneration based wasted heat reduces greenhouse gas emissions per unit of useful energy produced

•
Quick Recovery of Initial Investment:   Recovery of initial investment can range from two to five years, depending on the cost of the input fuel, savings from prior heat and electricity supply and, if heat or electricity is sold to nearby users or electricity is sold to the central grid, the cost of connecting to the grid and the price paid by these customers

•	Increased Reliability: Local control insulates the micro power grid, protecting it from the effects of major blackouts and brownouts, natural disasters or other events that affect widespread areas

•	Reduction in Energy Losses during Transmission: Reduction in energy loses through use of distributed power generation systems can be as high as 40% in some areas

•	Convenient and Simplified Repair: Distribution power generation systems eliminate the need to reach remote locations for repairs and maintenance

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

DG Energy and Transport European Commission predicts that distributed power generation systems and micro power grids will become the main development direction for the power industry in the next century. The U.S. Department of Energy estimates that distributed power generation systems will account for 20% or more of all new generating capacity built in the United States over the next 15 years.

Our Wind Energy Business

We expect the wind energy industry in China to continue to experience strong growth.  China is currently the world’s fourth largest wind power market. It is currently the second fastest growing wind market after the United States, and installed approximately an additional 6.3 GW of wind energy capacity in 2008. From 2005 through to 2008, China has more than doubled its capacity each year, and wind power capacity in China increased by 127% from 2007 to 2008. By the end of 2008, installed wind power capacity reached approximately 12.8 GW, according to a report by the China Electricity Council.  The PRC government has set a target for installed wind power capacity of 25-30 GW by 2010 and 100 GW by 2020.  This goal, according to the PRC government, will require an estimated $260 billion in investment in the wind energy sector in China. The government in China has instituted a series of preferential policies to promote this expansion in capacity, including mandating targets for large state-owned enterprises to increase wind farm capacity, tax incentives and promotion of the use of larger wind turbines. Under the Renewable Energy Law of 2006, electricity generated by wind farms will be prioritized over coal power for adoption by the national power grid. The World Wind Energy Association is expecting China to overtake the United States and become the leading wind power country in terms of capacity by 2015.

Wind power is also becoming more attractive based on its low operational risk and improved technology. For a 50 MW wind farm operator, the annual internal rate of return in China is approximately 8%, or as much as 12% if clean development mechanism income and value-added tax refunds for equipment purchases are considered.  In addition, costs of components for wind turbines are expected to decline as local parts suppliers continue to improve their ability to design and manufacture qualified and sophisticated parts, which have historically been sourced from overseas.

The following table sets forth a breakdown of potential and installed wind power capacity in China’s provinces and autonomous regions.

Province	Potential	Installed
	(in MW)
Beijing Municipality	N/A	49.5
Tianjin Municipality	N/A	1.5
Hebei Province	77,900	491.45
Shanxi Province	49,300	5
Inner Mongolia Aut. Region	786,900	1563.19
Liaoning Province	77,200	507.81
Jilin Province	81,200	612.26
Heilongjiang Province	219.500	405.25
Shanghai Municipality	N/A	28.9
Jiangsu Province	30,300	293.75
Zhejiang Province	20,800	47.35
Fujian Province	17,500	237.75
Shandong Province	50,100	350.2
Henan Province	46,800	3
Hubei Province	24,600	13.6
Hunan Province	31,400	1.65
Guangdong Province	24,800	287.39
Hainan Province	8,200	8.7
Gansu Province	145,600	338.3
Ningxia Aut. Region	18,900	343.2
Xinjiang Aut. Region	437,300	299.31
Hong Kong	N/A	0.8
Source: Source: Chinese Renewable Energy Industry Association September 2008

In China, the production of wind power is dominated by five big state-owned electric power companies, which are required to have a certain percentage of renewable energy in their portfolios.

Strategy

We seek to become a leading developer of distributed power generation systems, producer of wind turbines and other renewable energy technologies in China.  We also intend to expand our distributed power generation systems business to other South East Asian markets. We intend to accomplish these objectives by implementing a strategy based on the following elements.

Maintaining a leadership position in China’s distributed power generation market. We believe we are one of the leading private companies providing distributed power generation and micro grid systems for industrial customers in China and intend to maintain and strengthen our position.  We plan to expand our business aggressively to take advantage of the anticipated growth in demand for distributed power generation and micro grid systems in China.  We believe our combination of proprietary, industry-specific know-how and experience position us well to capitalize on growth opportunities.

Expanding our distributed power generation and micro grid business to other South East Asian countries. We have begun and intend to continue to seek opportunities to expand our distributed power generation business outside of China.  In 2008, we obtained a contract to construct a large distributed power generation system in Thailand. This project was postponed due to an inability by the parties to obtain financing, however, we have started construction of a project in Vietnam in late 2008 and are establishing Shenyang Power Group with cooperation of various industrial companies and the Shenyang government to seek as a group contracts to develop large distributed power generation projects overseas. We believe many Southeast Asian countries are attractive markets for distributed power generation systems and micro grids for many of the same reasons that make China an attractive market.

Enhancing the leadership position in process technology and know-how. We continually seek to improve our existing distributed power generation and micro grid systems and wind energy technology, while also developing new products and services. In order to maintain our leadership position in alternative energy technology in China, we have devoted significant resources to developing new technologies. Among other efforts, we are working with top research institutions in wind power technologies, such as Tsinghua University and Shenyang University of Technology, as well as one of our licensing partners, Norwin, to build a design a research and development center. The center will allow us to enhance our capabilities for comprehensive development and research. Our research includes mechanics, electricity, hylology, wind turbine generation and aerodynamics, which assist with wind site surveys, and the design and consulting of wind turbine generator systems.

Developing and commercializing new “green” energy technologies in China. We have strategic joint ventures with Tsinghua University and China Sciences Academy in Guangzhou to develop and commercialize new ground-source heat pump, wind, solar, biomass gasification, and hydro power technologies. Technologies under development include a combination of wind and solar power generation, biomass gasification and hydro power generation, some or all of which could be commercialized over the next few years.

Increasing our wind turbine production facilities. We completed our first main wind turbine assembly plant in 2008. This plant is located in Shenyang, near regions with rich wind power sources, such as Inner Mongolia and Heilongjiang Province. We plan to build a second assembly plant in Inner Mongolia in order to reduce our shipping costs, improve customer services and achieve a better access to the local market.

Leveraging our Capital Resources to Develop our Wind Energy Business. Utilize Financing Opportunities.  Our wind turbine business requires large amounts of capital for the construction of production facilities, for securing and purchasing components and for research and development.  In contrast, our distributed power generation business requires less capital while generating substantial revenues.  We intend to leverage our income generated from our distributed power generation business to provide, in addition to other sources of financing such as the capital markets, funds need to grow the wind energy business.  In June 2009, we closed a $40 million financing for the purpose of purchasing wind turbine components from Europe.

Products and Services

Our Distributed Power Generation Business

Through GaoKe, we design, construct and test distributed power generation systems to meet the power and heat needs of factories and users in remote areas. All our systems are cogeneration systems - they produce both heat and power. In China, nearly all cogeneration systems have the same basic components: a coal-fired boiler that produces sufficient heat to drive industrial processes and a steam turbine and generator to generate electricity.

We have refined this basic concept by applying design concepts that carefully balance the industrial and power generation demands of the system, thus avoiding both excess capital cost and wasteful energy consumption. Sophisticated control systems further enhance the efficiency of the system. Our systems also add the capability to scavenge residual heat from the principal system functions to provide space and water heating. GaoKe designs the system, and oversees the physical construction and installation functions, which it subcontracts to approved suppliers. It then tests the system to ensure that it operates as specified before turning it over to the customer.

The main components of our distributed power generation systems include a boiler that provides the steam, a turbine to drive the generator that produces electricity, a heat collection or recovery system that captures and cleans the residual heat exiting the turbine to use for space heating, a system to distribute the heat, an air emissions control device to control air pollution and the control system itself.

To ensure a continuous supply of power, our systems typically include two sets of generators and turbines. They are sized to complement each other in meeting peak demand for the system, but they also serve to back up each other for routine maintenance and to avoid a blackout in the event that one of them fails.

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

Cogeneration (generating heat and power from the same fuel source) is inherently more efficient than power generation alone. Our systems take this efficiency improvement a step further by capturing the residual (exhaust) heat from the industrial power generating processes to heat space and water. In climates that make it cost effective, the exhaust heat can be used to operate an absorption chiller to supply cooling or air conditioning. This careful balancing of the system to provide the required heat and power, while furnishing space and water heating or cooling produces energy efficiencies that are more than twice that of centralized power generation. That means less than half of the coal (or other fuel) must be converted to useable energy. That, in turn, means that fuel costs and emissions are cut in half.

Automatic Control System.  Maximizing efficiency of the system requires matching system output to overall demand for heat and electricity. GaoKe uses a proprietary monitoring and control system. Among other things, the control system regulates the amount of steam enters the turbine so that the power generated matches the factory and micro grid demand. The control system also automatically monitors the performance of all equipment in the system, including the boiler (for steam output, temperature, air, water/coal input), turbine, generator, grid supply, demand and distribution, as well as space and water heating functions. The programming needed for a system to function efficiently is customer-specific, and a key advantage of GaoKe is the know-how to create a system that operates effectively in real-time.

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

Design Operations.  We rely on a highly-skilled engineering team to customize distributed power generation and micro power grid solutions to meet the specific needs of each customer. Our experience in the industry allows us to standardize a significant portion of our engineering solutions. In designing distributed power generation and micro power grids in industries where we have experience, about 80% of the solution is standardized, and the remaining 20% is customized to meet the needs of a specific customer. The design for projects in new industries is typically comprised of a 60% standardized solution, with the remaining 40% of the design solution customized to the specific requirements of each customer. As we gain experience in developing systems for different industries, our efficiencies increase.

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

Once the pricing is accepted, we appoint a leader to manage the project while deploying 8 to 10 engineers to the site to furnish hands-on information. Another 20 to 30 engineers in Shenyang support the field team’s activities.

Equipment Procurement.  Our design team specifies the type and size of equipment that is needed for each project, and its purchasing department works closely with approved suppliers throughout China to purchase market-tested equipment that is then integrated into the distributed power generation and micro grid system. To date, GaoKe has purchased 80% of the equipment from four trusted suppliers. The four equipment suppliers that account for 80% of GaoKe’s equipment purchasing have been supplying GaoKe since 2003, and GaoKe considers their combination of quality, service and price to be superior to the available alternatives. If needed, the necessary equipment can be obtained from other suppliers, and since GaoKe does not have any long-term supply agreements, it has the flexibility to order from other suppliers when circumstances warrant.

Typically, the cost of the equipment accounts for 40-45% of the total contract value.

Construction and Installation. GaoKe’s on-site team of engineers oversees all of the construction and installation activities to ensure that these tasks are completed on time and to the specifications detailed by GaoKe. The labor is typically outsourced to local contractors experienced in power plant and grid construction.

The construction and installation functions typically involve two to four subcontractors. Of the projects either completed or currently underway, we have worked with a select number of highly qualified subcontractors, each of whom has worked with GaoKe for at least two years.

Testing and Completion.  After construction and installation are completed, GaoKe performs rigorous tests on the system to simulate operating conditions, evaluating system functionality and performance. During testing, on-site engineers provide continuous feedback to the design team and the project leader, ensuring that the system will operate as designed when put in operation.

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

Our Wind Energy Business

We commenced manufacturing wind turbines at our facility in Shenyang, China in June 2009.  Currently, wind turbine manufacturers in China have limited technology and capacity and are largely constrained to producing 750 kW to 1.5 MW level of wind turbines. There is some production of 2.0 MW sized wind turbines by our competitors. We are focusing our efforts on producing advanced 2.7 MW wind turbines since we can be an early entrant into this market in China and fulfill the demand for the larger more advanced units for which we have licensed technology.  After we assemble the wind turbine units, we will also provide testing and installation services for our customers.

Marketing, Sales and Customer Support

Our Distributed Power Generation Business.

Our management team has many long-standing relationships with target customers in various industries, including steel, chemical, cement, food processing and ethanol. They also maintain relationships with municipal governments, which sponsor new development zones that can utilize our systems, as well as with the state-owned Chinese power companies. We have also begun to establish a team of select agents to promote our distributed power generation systems business throughout China and into South East Asia. In addition, we have a direct sales and customer support staff of 30 employees that continuously follows up on potential leads and provide customer support.

After a potential customer expresses interest in installing a distributed power generation and micro grid system, our sales department works closely with our engineering staff during the pricing phase and presents and negotiates the final pricing with the customer. After an agreement is reached, our sales department follows up to make sure that progress is being made according to the expectations of the customer.

After a distributed power generation system is designed, we purchase all of the equipment that will be used in the system and deliver it to the project site. Actual construction of the system and installation of the equipment is largely conducted by third parties which we subcontract, all subject to the direction and supervision of our internal engineering staff. GaoKe strictly follows ISO 9001 standards, purchasing components only from certified vendors and observing ISO requirements during the construction and testing of distributed power generation systems.

Our Wind Energy Business

We expect to leverage our long-standing relationships with the government at various levels in China to promote our wind energy business.  In addition, we have established our own sales, marketing and customer support team for our wind turbine products.  As noted above, we will also offer installation and testing services for our wind turbines customers.

Competition

Our Distributed Power Generation Systems

We believe there is limited existing competition for our target market of distributed power generation systems and micro power grids ranging from 24 MW to 400 MW in China, and the rest of South East Asia.  The industry in which we compete is regulated, in that parties engaged in the design, construction and testing of power generating stations must be licensed by the state government. Competition occurs in the form of competing bids by interested companies on the projects in question, although a formal bidding process is not always required. The principal potential competition for our projects is from the many state-owned Class A and B licensees that can also provide a fully integrated, turn-key distributed power generation system. Many of these companies have substantially greater manpower, capital and other resources that would make them formidable competitors in the distributed power generation business. However, these companies have focused on the much larger central grid projects, such as generating stations of 1 GW or more. While it is possible that these companies could shift resources to smaller distributed power generation systems, we believe that the relatively small size of the projects in which we specialize makes the 24 MW to 400 MW project size unattractive to the large power companies.

Traditionally, for smaller distributed energy system projects, industrial companies have endeavored to build their own systems by themselves by subcontracting design, construction, installation and testing to various third-party contractors.  However, projects produced by industrial companies whose main business is not developing distributed power generation systems typically are small, and range from 750 kW to 24 MW, which is not the size of project for which we compete.

We believe other private companies in China’s power industry have Class B licenses, which limit the scope of their work in terms of range of services and size of projects. These companies are primarily small operations that only complete a few design projects each year. We believe that our experience and our ability to control and deliver the entire project, allows us to compete effectively against the holders of Class B licenses.

Our Wind Power Business

The wind energy market in China is becoming increasingly competitive with more domestic companies entering the market.  Our major domestic competitors include Sinovel Wind Co., Ltd., Dongfang Electric Corporation Limited, Xinjiang Goldwin Sci & Tech Co., Ltd., and Shanghai Electric Group Company Limited.  We anticipate that our primary competitors in China will continue to be domestic manufacturers, particularly given the requirement that large utility companies in China purchase 70% of the turbines from domestic producers.

Domestic wind manufacturers have been shifting their production focus from the kilowatt-grade turbines to megawatt grade turbines. The wind turbines currently produced in China largely range from 200 kW to 1.5 MW, with some production at the 2.0 MW level, which are all consumed domestically and to date have not been exported. As a recent entrant in this market, we will initially target more advanced technology in larger capacity turbines at the 2.7 MW grade. We believe that currently, there are no other producers of 2.7 MW grade wind turbines in China and that we will be able to compete effectively based on the technology we have licensed, relationships with our technology partners and the strategic relationships we are forming with wind turbine components companies both in China and overseas through our licensing partners in Europe.

Since 2005, the capacity of wind turbines installed in China has experienced considerable growth. From 2005 through to 2008, China has more than doubled its capacity each year, and wind power capacity in China increased by 127% from 2007 to 2008. However, there has also been a large increase in manufacturing capacity, as more and more companies enter the wind turbine manufacturing market.

According to the Global Wind 2008 Report prepared by the Global Wind Energy Council, demand in the decade between 2011 to 2020 is forecasted to be 80 GW, or about 8 GW per year. It is possible that this demand can be met by wind turbine manufacturing capacity already existing in China.  According to Chinese Wind Energy Association, the top four Chinese turbine manufacturers, Sinovel, Goldwind, Dongfang and Shanghai Electric, currently have a combined capacity of 12 GW.

The following table sets forth the market share for wind turbine producers in China in 2008:

Wind Turbine Market Share in China

	Manufacturers	2008
1	Sinovel	22%
2	Goldwind	18%
3	Dongfang	17%
4	Vestas	10%
5	Gamesa	8%
6	Windey	4%
7	SHE	3%
8	Mingyang	3%
9	Hang Tian	2%
10	GE	2%
11	Nordex	2%
12	Suzlon	2%

Source: Chinese Wind Energy Association

Employees

 As of December 31, 2008, we had over 330 employees and 57 probationary trainees, of which, approximately 280 employees are in our distributed power generation business and approximately 50 employees and 57 probationary trainees are in our wind energy business.  In our distributed power generation business, 144 employees were administrative staff or members of senior management, 88 employees conducted research and development, 48 employees were responsible for project management, installation, construction and testing and 2 employees exclusively dealt with sales and marketing, although approximately 30 of our project managers and senior managers were involved with marketing and customer support activities.  In our wind energy business, 32 employees were administrative staff or members of senior management, 8 employees conducted research and development, 18 employees and 57 probationary trainees were responsible for assembly and testing and 1 employee exclusively dealt with sales.

 As we continue to expand our business, we believe it is critical to hire and retain top talent, especially in the area of engineering. We believe we have the ability to attract and retain high quality engineering talent in China based on our competitive salaries, annual performance-based bonus system, and equity incentive program for senior employees and executives.  In addition, we have a training program for entry-level engineers that allows them to work closely with an experienced mentor to gain valuable hands-on experience and provide other professional development opportunities, including seminars where experienced engineers give lectures on specific engineering topics and new methods that can be applied to various projects.

 We are highly selective in our hiring. Each new hire is put on probation for the first three to six months and is critically evaluated. For engineers, at the end of this probationary period, the new hire must pass a written test prior to becoming a full time employee. Only about half of the original engineering entrants are permitted to remain with our company at the end of the probationary period.

Regulation

The PRC government regulates the power industry in China, as well as laws related to renewable energy. This section summarizes the principal PRC regulations relating to our business.

Renewable Energy Law

The Renewable Energy Law of the People’s Republic of China came into effect on January 1, 2006.  The Renewable Energy Law itself is a brief umbrella document, which provides the provincial governments with a mandate to develop renewable energy feed in tariffs and quotas for the purchase of renewable energy within their locality. The National Development and Reform Commission, or NDRC, carried out an official governmental review of the Renewable Energy Law and promulgation of the Medium and Long -Term Development Plan for Renewable Energy, or the Development Plan, described below.  In addition, a host of new environmentally-focused laws and policies have has been proposed and/or passed by the PRC government.

The Renewable Energy Law covers energy generated from all non-fossil sources (with the exception of nuclear generation). It provides the framework for legislative initiatives, designed to secure the strategic position and future development of renewable energy. These include:

•	Renewable energy targets, including both economy-wide and technology-specific targets;

•	Compulsory grid connection for renewable energy facilities to the national electricity grid;

•	Power pricing arrangements, including feed-in tariffs and competitive tendering systems, to allow renewable energy to compete with traditional, fossil fuel-powered generation; and

•	Cost sharing arrangements to divide the costs of renewable energy generation and grid connection equitably among utilities and electricity end users.

In China, the central government is responsible for formulating national regulations to guide individual provinces during the implementation process. Instructions regarding pricing, cost-sharing, taxation and the project approvals process are stipulated by the central government for the provincial government to follow. However, since there are great disparities between various provinces in terms of resource availability, industrial capacity and demand, in some cases provincial governments have needed to formulate their own detailed provisions for their area within the central government’s general policy framework.  Although some national and provincial regulations have been introduced, the implementation of the Renewable Energy Law is an ongoing process.

The Medium and Long-Term Development Plan

The NDRC promulgated the Development Plan on August 31, 2007.  The Development Plan relates to policies for the accelerated development of renewable energy during the “Eleventh Five-Year” period in China, or 2007 to 2012, as well as thereafter to 2020, and the various policies and regulations that have come into effect since 2006, such as the Renewable Energy Law, the Provisions for Renewable Energy Management, the Renewable Energy Industrial Catalogue, and the Special Fund Management for Renewable Energy Development. For the “Eleventh Five-Year” period, renewable energy in China is expected to enter a stage of rapid development, bolstered by the support of the PRC central government.  Among the goals articulated in the Development Plan are providing lower-cost wind energy in China. Specific goals and expectations of the Development Plan, as revised in 2008, include the following:

(1)             By 2010, the national total installed capacity of wind energy is expected to reach 10 GW, with 30 100 MW and 5 GW wind energy projects set up, with a focus on the north-eastern regions of China.

(2)             By 2020, the national total installed capacity of wind power is expected to reach 100GW million kW. Large-scale regional development of wind-energy projects involving an aggregate of over 2 million kilowatts of wind-energy, are anticipated in the Provinces of Guangdong, Fujian, Jiangsu, Shandong, Hebei, Inner Mongolia, Liaoning and Jilin, when conditions are appropriate.

Regulations of Special Fund Management for Renewable Energy Development

The Special Fund Management for Renewable Energy Development, or the Special Fund, was established by National Ministry of Finance to support renewable energy development and utilization.  The fund may be used to provide finance support and subsidies on interest payment for loans. The fund provides free finance support mainly for companies or organizations that have weak-profits, are non-profit or are related to the public welfare.  The fund provides subsidiaries for loans primarily for companies or organizations which were in the Renewable Energy Industrial Catalog (which identifies the renewable energy technologies that will be supported by the PRC government), and which satisfy the credit conditions of the renewable energy projects.  Subsidiaries for loans are provided for periods of one to three years at discount rates not exceeding 1 to 3% per year.  Among the power generation of renewable energy, the special fund has mainly be used to support projects for wind energy, solar energy or ocean energy.

PRC Regulation of the Power Plant Design and Construction Industry

Power generation in China is highly regulated. Companies must obtain licenses from the central government to engage in the design, development, construction and installation of power generation systems and grids in China. Licenses are Class A or Class B, which determine the services the license holder may provide. Class A license holders can work on any size power plant in China, whereas Class B license holders can only work on smaller scale power generation systems, which are typically up to 25 MW. Class A licenses are available for design only, construction only or design, construction and general contracting, and Class B licenses are for design only, or for general contracting, or for both.

We believe that there are approximately 60 Class A construction company licensees and 40 Class A design licensees with some companies holding both. Almost all of the Class A licensed companies are state-owned and focus on developing large-scale (300 MW+) power plants to supply power to China’s central grid. We believe that there are approximately 240 design-only Class B licensees, most of which are either state-owned or small private companies that perform only a few projects each year. We believe we are the only private company to hold a Class A licenses in China.

Wind Power Pricing and Content

The methods for establishing the price paid to wind power generators for the electricity generated are complex.  There are two primary pricing methods: prices established by tender under the PRC central government’s national concession program (for both private and state-owned developers), and prices negotiated on a case-by-case basis for individual wind projects, of no much than 40 milo-watts, that are not part of the concession program. In addition, provincial governments have established various pricing mechanisms for wind projects.  Under the national concession program, to date only Chinese companies have won the tenders to build wind power plants.  Under a “localization” provision of the program, at least 70% of the value of the turbines installed in projects under the program must be manufactured in China. Prices for individually negotiated projects have often been influenced by the results of the concession bidding process.

New Energy Law

A new Energy Law for China has been drafted and is proposed to come into force in 2009. It is intended to be the basic energy law that will guide and co-ordinate other laws in China’s energy sector, thus acting as an overlay for other energy sector laws such as the Renewable Energy Law, Energy Conservation Law, Electric Power Law and their associated regulations and measures.  The Energy Law will cover all forms of primary energy, including renewable energy, as well as secondary energy products such as electricity and petrol.

The stated purposes of the Energy Law include:

•	creating a stable, economical, clean and sustainable energy supply and service system;

•	increasing energy efficiency;

•	ensuring energy security; and

•	promoting the co-ordinated development of energy, the economy and society.

The “guiding principles” of the Energy Law include several which are intended to reinforce the Renewable Energy law, such as:

•	sustainable development and resource conservation;

•	market-based allocation of resources;

•	ensuring basic energy supplies and services for all;

•	incentivized and restrictive pricing policies for renewable energy and new energy; and

•	tax incentives to encourage the development and use of renewable and new energy.

Under the Energy Law, a national energy strategy will be established to guide the sustainable development of China’s energy resources and safeguard its energy security.  The strategy is intended to extend for a period of 20 to 30 years, subject to revision and amendment every five years.  Underlying this long-term national strategy will be five-year national energy plans and local energy plans, all of which must be consistent with the national energy strategy.

Article 5 of the Energy Law encourages renewable energy and low-carbon energy, in accordance with the Renewable Energy Law and China's National Climate Change Program. It does not appear that the Energy Law is intended to make any substantive changes to the way in which the Renewable Energy Law operates. However, a company undertaking renewable energy projects will need to ensure that it complies with the Energy Law as well as the Renewable Energy Law and associated regulations.

Environmental Regulations

In September 2006, the PRC National Bureau of Statistics and the State Environmental Protection Administration jointly issued a report on adjustments to gross domestic product caused by environmental pollution. According to this report, the economic losses caused by environmental pollution in China in 2004 amounted to 3.05% of China’s gross domestic product in 2004.  It is not surprising, then, that pollution control is one of the reasons for the Chinese government’s current plan to substantially increase the percentage of high and new energy and renewable energy in its overall energy consumption.  The National Eleventh Five year Plan for Environmental Protection, 2006-2010 (approved by the State government in November 2007) contains a series of priorities and actions regarding protection of the environment. Statements relevant to renewable energy include:

•	China intends to raise the percentage of clean energy in the urban energy mix;

•	China intends to vigorously develop renewable energy;

•	China intends to make more efforts in the development of biogas projects in rural areas;

•	China intends to implement preferential policies for power from renewable energy, including priority grid access or higher electricity prices;

•	China intends to implement stricter pollution controls on coal-fired plants; and

•	China expects to strengthen environmental laws with increased enforcement.

These statements indicate that the PRC central government sees the development of renewable energy as forming part of its wider efforts to improve the environment in China.

D.	Organizational Structure

We are a holding company organized under the laws of the British Virgin Islands and conduct all of our business through our indirectly held operating subsidiaries. We own 100% of the equity interest in Head Dragon Holdings Limited, a Hong Kong holding company, that, in turn, owns 100% of GaoKe Energy, a PRC company and our principal operating subsidiary,  that, in turn, owns 51% of GaoKe Design,  a PRC company and an operating subsidiary.   Jinxiang Lu, our Chairman and Chief Executive Officer, owns 36% of GaoKe Design and his wife, Haixue Yu, owns the remaining 13%. GaoKe Energy also owns 90% of a PRC co-op joint venture company, LICEG Ltd.  LICEG owns the other 10% of this joint venture company.

We also own 100% of Easy Flow Limited, a Hong Kong holding company, that, in turn, owns 100% of Ruixiang, a PRC company that engages in the production of wind turbines, and 80% of Jinxiang, a PRC company that engages in the production of wind turbines. Of the remaining ownership interest in Jinxiang, 15% is owned by Norwin A/S and 5% is owned by Mr. Antos Glogowski, an independent consultant. The following diagram sets forth our organizational structure:

OUR ORGANIZATION STRUCTURE

1. The other shareholders of Liaoning GaoKe (High-Tech) Energy Saving and Thermoelectricity Design Research Institute are Jinxiang Lu (36%) and his spouse, Haixue Yu (13%).
2. The other shareholder of Liaoning International Construction and Engineering Group Limited is Liaoning International Construction and Engineering Group (10%).
3. The other shareholders of Shenyang (Jinxiang) Gold Luck Electric Power Equipment Co., Ltd. are Norwin A/S (15%) and Antos Glogowski (5%).
* We have signed an agreement with GE Drivetrain Technologies to establish a Joint Venture, which will be 75% owned by GE Drivetrain Technologies and 25% owned by Shenyang (Ruixiang) Lucky Wind Power Equipments Co., Ltd.

E.	Property, Plants and Equipment

Our principal executive offices are located in the Tiexi District in Shenyang, China where we own an approximately 9559.5 square meter building and the rights to use the land on which the building is located until March 2048. Private ownership of land is not allowed in mainland China. Rather, entities acquire the right to use land for a designated term. This building houses our administrative offices, sales and marketing offices, research and development facilities and design offices. Before moving to the new location in September 2008, our principal executive offices were located in the Yuhong District in Shenyang, China where we own an approximately 3,423 square meter building and the rights to use the land on which the building is located until January 1, 2043.  This building is now used by the supply department of GaoKe.

With our expansion over the past few years, we have leased three additional office locations in Shenyang, China that combine for an additional approximately 2,173 square meters of office space. These facilities house administrative personnel, sales and marketing staff, research and development staff and design staff. The expiration of these leases range from three to five years and we feel we will be able to renew these leases or move to other locations at rates that are similar to the rates we are currently paying. In June 2008, we leased additional office space in Beijing for additional administrative staff. This office is 250 square meters and the lease expires in 2011, with an option for lease extensions. In addition, we have leased additional office space in Hunan District in Shenyang, China for the administrative staff of Ruixiang and Shenyang (Jinxiang) Gold Luck Electric Power Equipment Co., Ltd. We believe that our existing office facilities are adequate to conduct our current and foreseeable future business operations.

In March 2008, we acquired long-term land rights to approximately 29,730 square meters in Shenyang to construct our new wind turbine production facility. Our rights to use this land expire in 2058.  In June 2008, we completed construction of the first phase of our production facility on this land. Please see Item 4, “Information on the Company,” for additional information regarding our new wind turbine production facility and our plans to expand the facility in 2009.

In November 2008, we acquired an approximately 3486 square meters building and the rights to use the land on which the building is located until 2048 in the Yuhong District in Shenyang, China for Liaoning International Construction and Engineering Group Limited, or LICEG Ltd.  LICEG Ltd. owns four of the floors in the office building on this site.

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

Overview

General Factors Affecting our Results of Operation

Industry Demand

The long-term outlook for growth in the power industry is highly favorable, both generally and particularly with respect to renewable forms of energy and in countries with rapidly developing economies, such as China. In China, power is needed both to support expanding industrialization and the increasing consumption of power by its increasingly affluent citizens. With respect to demand in general, according to the International Energy Outlook 2007, published by the U.S. Energy Information Administration, a projected 57% increase in global electricity consumption is expected to occur from 2004 to 2030.

With respect to renewable energy in China, China’s National Development and Reform Commission, or the NDRC, has set China’s target to increase renewable energy from 8% currently to 15% of its energy mix by 2020. The Renewable Energy Law of 2006 established the development of renewable energy as a priority for the PRC government, and since that time, certain 2010 targets have already been met. For instance, the 2010 target for wind power was reached in 2008, and thus, China’s goal of attaining 100 GW of wind power by 2020 may ultimately be increased.

Environmental Concerns

Negative environmental impacts of traditional electricity production, such as global warming, will cause a disproportionate amount of demand to be supplied by “green” energy sources that reduce emissions of carbon and other pollutants through improved efficiencies or use of alternatives to traditional fossil fuels.

China’s energy sector currently has a high dependence on coal, which accounts for approximately 70% of China’s total energy. By way of comparison, the United States relies on coal for approximately 25% of its total energy.  China has little petroleum and natural gas resources. China’s coal production has more than doubled since 1990, from one billion tonnes to approximately 2.62 billion tonnes in 2007, making it the world’s largest coal-producer and coal-consumer.  China is now estimated to emit as much, or more, greenhouse gas than the United States, and therefore is, or soon will be, the world's largest emitter of greenhouse gases.  The Renewable Energy Law of 2006 is aimed at ensuring China’s energy security while also protecting the environment.

Specific Factors Affecting our Results of Operation

Generating capacity requirements of the customer and the complexity of the solution needed to meet its needs

The revenue associated with a distributed power generation project is affected by the generating capacity requirements of the customer and the complexity of the solution needed to meet its needs. For our distributed power generation business, we recognize revenue on a percentage completion basis. Because integrated contracts started in one fiscal year are often completed in the following fiscal year, the revenue recognized in a particular year is not, by itself, the best indicator of whether our business is expanding.

Net Revenue

We currently derive revenue from the following sources:

•
Design and general contracting services for distributed power generation projects, where our subsidiary, GaoKe, provides an end-to-end solution to develop distributed power generation and micro power grid systems, generally referred to as integrated contracts and construction projects where we undertake international power and infrastructure projects and constructs various power systems, energy and infrastructure projects of any size.

We anticipate deriving revenues from the following source:

•	Wind Turbine Production, where Ruixiang and Jinxiang are expected to produce 2.7 MW and 750 kW wind turbines respectively in mid-2009.

Our revenue from design and general contracting services and construction projects increased by 73.63% to $264.87 million in 2008 from $152.54 million in 2007.

As of the date of the annual report, we have yet to derive revenues from our wind turbine production business.

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

Cost of sale revenues

Costs of sale revenues primarily consists of sub-contract cost, equipment cost and others cost. Our cost of sale revenue increased by 72.74% to $227.99 million in 2008 from $131.98 in 2007. Cost of sale revenues accounts for 86.52% and 86.08% of our net revenues in 2007 and 2008 respectively, although the absolute amount of cost of revenue experienced a sizable increase compared with that of 2007. The decrease in the ratio of cost of sales revenue in 2008 is primarily due to the increase in our net revenue being greater than the increase in cost of revenues.

Sub-contract cost

We design our distributed power generation projects, and typically subcontract their construction and installation to approved third-party subcontractors under our oversight, and conduct testing on completed projects prior to turning them over to our customers.

We assign some of these obligations under our contract to these subcontractors. The cost incurred by the subcontract vendor is called the sub-contract cost.

Equipment cost

Our cost of revenues for equipment costs consists primarily of equipment used in our construction projects such as boilers, steamer steel, cement producers and dust catchers.

Other Costs

Our cost of revenues for other costs mainly includes designing fees, workers' salaries and bonuses, depreciation, equipment utilization fees and traveling.

Sales, General and Administrative Expense

Sales and marketing and operating expenses consist primarily of traveling, business development expenses, business promotion fees, freight expenses and other sales and marketing expenses.

General and administration expenses consist primarily of salaries and benefits for our administrative and finance personnel, depreciation, professional and consultant fee, amortization of land use right and other intangible assets, traveling, business development expenses and other general and administration expenses.

Share-based compensation costs

We adopted our 2007 Equity Plan in January 2008.

We have reserved 2,000,000 shares of our common stock for issuance pursuant to awards granted under the 2007 Equity Plan and, have granted a total of 560,833 options under the plan as of December 31, 2008 amounting to compensation costs of $835,851.  As of June 30, 2009, we have issued options exercisable for up to 1,350,833 shares of our common stock under the 2007 Equity Plan.

For a description of the share options granted, including the exercise prices and vest periods thereof, see Item 6.E., “Directors, Senior Management and Employees – Share Ownership – 2007 Equity Plan.” Under statement of Financial Accounting standards No.123R, share-based payment, we are required to recognize share-based compensation as compensation expense in our statement of operation based on the fair value of equity awards on the day of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service to us in exchange for the equity award, for share options granted to our employees, we measure share-based compensation based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period, with a corresponding addition to equity. We determines the grant-date fair value of employee share options using the Black-Scholes option-pricing model. The share-based compensation is recorded to General and Administrative Expenses.

Other income

Our other income consists primarily of revenues from interest income, disposal of fixed assets as well as unpaid vendor prepayment and unpaid back receipt in advance. We recognized $966,000 as other income in 2008 compared with $250,000 in 2007.

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations,” which revised SFAS No. 141, “Business Combinations.”  SFAS No. 141(R) broadens the guidance of SFAS No. 141, extending its applicability to all transactions and other events in which one entity obtains control over one or more other businesses. SFAS No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree, and the goodwill acquired as a result of a business combination in its financial statements.  SFAS No. 141(R) expands on required disclosures to improve the statement users’ abilities to evaluate the nature and financial effects of business combinations.  SFAS No. 141(R) is effective for fiscal years beginning on or after December 15, 2008, on a prospective basis. The Company is currently evaluating the potential impact that the adoption of SFAS No. 141(R) may have on its financial position, result of operations, and cash flow.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, An Amendment of ARB No. 51.” SFAS No. 160 requires that a noncontrolling interest in a subsidiary be reported as equity and that the amount of consolidated net income specifically attributable to the noncontrolling interest be identified in the consolidated financial statements.  The Statement also calls for consistency in the manner of reporting changes in the parent’s ownership interest and requires fair value measurement of any non-controlling equity investment retained in a deconsolidation.  SFAS No. 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the potential impact that the adoption of SFAS No. 160 may have on the Company’s financial position, result of operations, and cash flow.

In February 2008, the FASB issued FASB Staff Position on SFAS No. 157 “Effective Date of FASB Statement No. 157.”  This statement delays the effective date of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed on a recurring basis, to fiscal years beginning after November 15, 2008.  The Company is currently evaluating the potential impact that the adoption of FSP 157-2 related to nonfinancial assets and nonfinancial liabilities may have on the Company’s financial position, result of operations, and cash flow.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133.”  SFAS No. 161 is intended to improve financial reporting on derivative instruments and hedging activities by requiring enhanced disclosures to clarify the effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is currently evaluating the potential impact that the adoption of SFAS No. 161 may have on the Company’s financial disclosures.

In April 2008, the FASB issued FASB Staff Position No. 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP 142-3"). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets. FSP 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited.  The Company is currently evaluating the potential impact, if any, of the adoption of FSP 142-3 on the Company’s financial position, result of operations, and cash flow.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” This Statement is intended to improve financial reporting of nongovernmental entities by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements presented in conformity with U.S. GAAP. SFAS No. 162 will become effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.” The Company is currently evaluating the potential impact that the adoption of SFAS No. 162 may have on the Company’s financial position, result of operations, and cash flow.

In May 2008, the FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts—an interpretation of FASB Statement No. 60.”  SFAS 163 requires recognition of an insurance claim liability prior to an event of default when there is evidence that credit deterioration has occurred in an insured financial obligation.  SFAS No. 163 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and all interim periods within those fiscal years. The Company is currently evaluating the potential impact that the adoption of SFAS No. 163 may have on the Company’s financial position, result of operations, and cash flow.

In September 2008, the FASB issued FSP EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities.” (“FSP EITF 03-6-1”).  FSP EITF 03-6-1 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing income per share under the two-class method pursuant to SFAS No. 128, “Earnings per Share.”  This guidance establishes that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method.  FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008.  Furthermore, all prior period earnings per share data presented shall be adjusted retrospectively to conform to the provisions of FSP EITF 03-6-1.  The Company is currently evaluating the potential impact that the adoption of FSP EITF 03-6-1 may have on the Company’s financial position, result of operations, and cash flow.

Accounting Principles Recently Adopted

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which provides guidance on how to measure the fair value of assets and liabilities.  SFAS No. 157 clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions.  SFAS No. 157 will apply whenever another generally accepted accounting principle requires, or permits, assets or liabilities to be measure at fair value, but does not expand the use of fair value to any new circumstances.  SFAS No. 157 is effective for fiscal years beginning after November 2007 and was adopted by the Company for the fiscal year beginning on January 1, 2008.  A new accounting pronouncement, FASB Staff Position on SFAS 157 “Effective Date of FASB Statement No. 157,” delayed the effective date of valuing non-recurring nonfinancial assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008.  The adoption of SFAS No. 157 for items not covered by FSP 157-2 did not have a material impact on the Company’s financial position, results of operations, or cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115.”  SFAS No. 159 permits entities to choose to measure selected financial instruments and certain other items at fair value at specified election dates.  The election may be applied on an item by item basis, with disclosure about reasons for partial election and additional information about items selected for fair value option.  The fair value measurement election is irrevocable and subsequent changes in fair value must be recorded as unrealized gains or losses in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 and was adopted by the Company for the fiscal year beginning on January 1, 2008.  The adoption of SFAS No. 159 did not have a material impact on the Company’s financial position, results of operations, or cash flows.

In October 2008, the FASB issued FASB Staff Position on SFAS 157 “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active.”  This staff position clarifies how SFAS 157 should be applied when valuing securities in markets that are not active by illustrating key considerations in determining fair value.  It also reaffirms the notion of fair value as the exit price as of the measurement date.  FSP 157-3 was effective upon issuance and was adopted by the Company for the fiscal year beginning on January 1, 2008.  The adoption of FSP 157-3 did not have a material impact on the Company’s financial position, results of operations, or cash flows.

In December 2008, the FASB issued FASB Staff Position on Statement 140 and FIN 46R “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities.”  This FSP expands the disclosure requirements in both SFAS 140 and FIN 46R to require additional information about involvement with variable interest entities (VIEs) and continuing involvement with transferred financial assets. FSP FAS 140-4 and FIN 46R-8 is effective for fiscal years ending after December 15, 2008, and was adopted by the Company for the fiscal year beginning on January 1, 2008.  The adoption of FSP FAS 140-4 and FIN 46R-8 did not have a material impact on the Company’s financial position, results of operations, or cash flows.

In January 2009, the FASB issued FASB Staff Position on EITF Issue No. 99-20, “Amendments to the Impairment Guidance of EITF Issue No. 99-20.”  FSP EITF 99-20-1 makes the impairment guidance in EITF Issue No. 99-20 consistent with that in SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.”  It allows management to exercise more judgment in determining whether an other-than-temporary impairment exists for certain beneficial interests.  FSP EITF 99-20-1 is effective for fiscal years ending after December 15, 2008, and was adopted by the Company for the fiscal year beginning on January 1, 2008.  The adoption of FSP EITF 99-20-1 did not have a material impact on the Company’s financial position, results of operations, or cash flows.

A.	Operating Results

Comparison of Years Ended December 31, 2008 and 2007.

Revenues

For the year ended December 31, 2008, total revenues amounted to $264.9 million, an increase of $112.4 million or 73.7%, from $152.5 million for the year ended December 31, 2007. The increase was primarily due to continued growth in our core distributed power generation business and the relatively larger size of projects under construction in 2008 compared to 2007. The greater number of contracts we performed in 2008 and the increased average size of those contracts were the result of increased traction of our business in the marketplace. This increased traction is a direct result of the success of our earlier projects in delivering energy savings, which enhanced our reputation among potential customers.

Cost of revenues

The total cost of revenues for year ended December 31, 2008 was $228.0 million, an increase by $96.0 million over 72.7% in the same period in the prior year. This increase in cost of revenues was due to the increased business activity reflected in our increased revenues. This increase of 72.7% in cost of revenues is generally consistent with the 73.7% increase in revenues themselves, with the slight difference being attributed to the higher average size of the integrated contracts being performed, which generally have higher margins than smaller contracts.

Gross margin

As a percentage of total revenues, the overall gross margin was 13.9% for the year ended December 31, 2008 compared to 13.5% for the year ended December 31, 2007. This improvement in gross margins is attributed to the larger size of the integrated contracts being performed in 2008 relative to 2007. Larger contracts generally offer higher margins.

General and administrative expenses

General and administrative expenses mainly include payroll and employee welfare benefits, traveling and other expenses of administrative departments, such as planning and financial, information systems and human resources.

General and administrative expenses amounted to approximately $8.7 million for year ended December 31, 2008, an increase of approximately $5.2 million, or 149.9%, compared to approximately $3.5 million in the year ended December 31, 2007. As a percentage of revenues these expenses increased from 2.3% for the year ended December 31, 2007 to 3.3% for the year ended December 31, 2008, due to the addition of consulting fees and related expenses associated with our Company becoming a public company listed on the NASDAQ on January 22, 2008 and related ongoing compliance costs.

Income from operations

Income from operations increased by approximately $11.1 million, or 65.0%, from $17.1 million for the year ended December 31, 2007 to $28.2 million for the year ended December 31, 2008. This was the net result of increases of $112.3 million in total revenues, $96.0 million in cost of revenues and of $5.2 million in general and administrative expenses. Therefore, as a percentage of total revenue, the operating income for the year ended December 31, 2008 was 10.6% compared to 11.2% for the year ended December 31, 2007. The decrease in operating income as a percentage of total revenues was due mainly to an increase in general and administrative expenses resulting from the higher expenses associated with becoming a public company in 2008 and related ongoing compliance costs.

Finance costs and interest costs

Finance costs and interest costs decreased by approximately $1.7 million to $0.2 million for the year ended December 31, 2008 from $1.9 million for the year ended December 31, 2007. In 2007, $0.72 million in expenses related to raising the $15.6 million in debt and equity financing from 17 private investors in May 2007 and accrued interest of $0.90 million on the $15.0 million notes to the 17 investors. These notes were paid in full following consummation of the business combination between A-Power and Head Dragon Holdings on January 18, 2008 without incurring further finance cost.

Other income

Other income consisted of miscellaneous income from non-operating activities. For the year ended December 31, 2008, other income increased by $0.72 million to $0.97 million, compared to other income of $0.25 million for the year ended December 31, 2007. The other income for the year ended December 31, 2008 was generated from the interest on cash held by our commercial bank.

Income tax provision

The income tax provision for the year ended December 31, 2008 was $0.1 million, compared to an income tax provision of $0.2 million for the year ended December 31, 2007. GaoKe Energy, which contributed 99.8% of our 2007 revenue, became a Foreign Invested Enterprise under PRC regulations in August 2006, qualifying it for a full income tax exemption from PRC income tax for two years starting with the year ending December 31, 2007 and a 50% exemption from PRC income tax for three years starting with the year ending December 31, 2009.

Minority interest

Minority interest includes the share of profit or loss allocated to other parties’ interests in GaoKe Design and Jinxiang. The minority ownership interest of GaoKe Design was 49% for the year ended both December 31, 2008 and December 31, 2007, resulting in an entry of approximately $0.4 million for the year ended December 31, 2008, compared with $0.04 million for the year ended December 31, 2007. This increase was attributed to a minority interest increase of 20% addition in Jinxiang and 49% of the net income in GaoKe Design of 2008.

Net income

For the year ended December 31, 2008, our net income amounted to approximately $28.5 million, an increase by $13.3 million, or 87.4%, compared to $15.2 million for the year ended December 31, 2007. This increase was attributable primarily to the significant growth in revenue and operating income, as well as an increase in the number and the average size of integrated contracts being performed, which tend to carry higher margins.

Foreign currency translation adjustment and comprehensive income

For the year ended December 31, 2008, we recorded a gain on foreign currency translation of approximately $4.6 million, compared to $1.5 million for the year ended December 31, 2007, attributable primarily to appreciation of the RMB against the U.S. dollar. Our comprehensive income for the year ended December 31, 2008 was $33.1 million, compared to $16.8 million for the year ended December 31, 2007.

Comparison of Years Ended December 31, 2007 and 2006

Revenues

For the year ended December 31, 2007, total revenues amounted to approximately $152.5 million, an increase of $53.8 million or 54.5% from $98.7 million for fiscal 2006. The increase was primarily due to a greater absolute number of contracts and a greater number of larger integrated contracts with higher margins in the year ended December 31, 2007. There were 9 contracts being implemented during 2007 compared to 6 in the prior year, representing a 50% increase.

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
Cost of revenues

The total cost of revenues for the year ended December 31, 2007 amounted to approximately $132.0 million, an increase by $46.1 million compared to $85.9 million in the prior year. This increase in cost of revenues was due to an increase in direct expenses needed to facilitate the increased business activity. On a percentage basis, the increase in cost of revenues from 2006 to 2007 was 53.7%, 0.8% less than the 54.5% increase in revenue between 2006 and 2007. This resulted in a higher gross margin.

Gross margin

As a percentage of total revenues, the overall gross margin was approximately 13.5% for the year ended December 31, 2007 compared to 13.0% in the prior year. This increase in gross margin was primarily due to revenue contributions from new, larger integrated contracts in 2007, most of which had higher gross margins than projects that contributed to revenue in 2006.

General and administrative expenses

General and administrative expenses mainly include payroll and welfare, traveling and other administrative expenses of administrative departments, such as the planning and financial, information systems and human resources.

General and administrative expenses amounted to approximately $3.5 million for the year ended December 31, 2007, an obvious increase of approximately $1.6 million, 84.2% compared to approximately $1.9 million in the prior year. This significant change was caused by business expansion accordingly, which presented a 54.5% rising in revenue from the year of 2006 to 2007.

Finance costs and interest costs

Finance costs and interest costs increased by approximately $1.6 million to $1.9 million for the year ended December 31, 2007 from $0.24 million for the year ended December 31, 2006. This increase was mainly due to $0.72 million in expenses related to raising the $15.6 million in debt and equity financing from 17 private investors in May 2007 and accrued interest of $0.90 million on the $15.0 million notes to the 17 investors. These notes were paid in full following consummation of the business combination between A-Power and Head Dragon Holdings on January 18, 2008.

Income from operations

Income from operations increased significantly by approximately $6.2 million, or 56.9%, from $10.9 million for the year ended December 31, 2006 to $17.1 million for the year ended December 31, 2007. This was the result of increases of $53.8 million in total revenues, $46.1 million in cost of revenues, increase of $1.6 million in general and administrative expenses. Therefore, as a percentage of total revenue, the operating income for the year ended December 31, 2007 was 11.2% compared to 11.0% the prior year. There is no material fluctuation from the year of 2006 to 2007.

Other income

Other income consists of miscellaneous income from non-operating activities, such as interest received on cash balance in banks. For the year ended December 31, 2007, other income increased by $0.18 million to $0.25 million, or 257%, from $0.07 million for the prior year. The increase was mainly due to an increased amount of interest income received from our cash balance in banks.

Income tax provision

For the year ended December 31, 2007, the company’ income tax provision was approximately $0.19 million for financial reporting purposes, whereas there was an income tax provision of $3.2 million for the prior year. GaoKe Energy, which contributed 99.8% of our 2007 revenue, became a Foreign Invested Enterprise under PRC regulations in August 2006, qualifying it for a full income tax exemption from PRC income tax for two years starting with the year ending December 31, 2007 and a 50% exemption from PRC income tax for three years starting with the year ending December 31, 2009.

Minority interest

The minority interest of company includes other parties’ interests in GaoKe Design. The ownership interests of minorities in this subsidiary of GaoKe were 49% for the year ended December 31, 2007 and 2006, resulting in an entry of approximately $(0.04) million, up from $0.004 million in the prior year. The increase was attributable to 49% of the net income in GaoKe Design of 2007.

Net income

For the year ended December 31, 2007, the company’s net income amounted to $15.2 million after deducting the portion attributed to the minority interest, an increase by $7.7 million compared to $7.5 million for the prior year, or 102.7%. This increase was attributable primarily to the significant growth in revenue and operating income and an increased number of larger integrated contracts with higher margins.

Economic Dependence

During 2008, one customer represented 29% of total gross revenue, and no individual supplier represented over 10% of total cost of sales.  As of December 31, 2008, three customers represented 50%, 16%, and 11% of total accounts receivable, respectively, and one supplier represented 15% of total accounts payable.  Each of the customers and suppliers with significant representations noted above are customers or suppliers of the Company’s construction segment.

During 2007, three customers individually comprised 43%, 23% and 19% of revenue and three suppliers individually accounted for 14%, 12% and 11% of total cost of sales.  At December 31, 2007, two customers individually represented 48% and 19% of total accounts receivable.

During 2006, six customers individually comprised 24%, 23%, 15%, 14% 12% and 11% of revenue, one contractor individually accounted for 15% of total cost of sales and three suppliers individually accounted for 56%, 19% and 16% of total purchases.

B.	Liquidity and Capital Resources

Through 2008, we have financed our operations primarily through cash flows from equity financing.

As of December 31, 2008, the Company had total assets of $206 million, of which cash and cash equivalents amounted to $44.5 million, not including restricted cash of $2.6M, accounts receivable amounted to $7.2 million, prepayments, deposits and other receivables amounted to $79.8 million, inventory amounted to $8.7 million, and costs and estimated earnings in excess of billing on uncompleted contracts amounted to $2.1 million. While working capital was approximately $96.7 million, equity amounted to $155.3 million. Our current ratio is approximately 2.95.

Following A-Power’s acquisition of Head Dragon Holdings on January 18, 2008, a cash amount of approximately $31.7 million of the net proceeds from Chardan’s initial public offering in August 2005 was released to us.

In February 2008, A-Power sent out redemption notices to all of the holders of its issued and its outstanding callable common stock purchase warrants. Majority of the warrants were originally issued by Chardan in August 2005. As a result of the merger of Chardan into A-Power, the warrants were exercisable into shares of A-Power common stock. Approximately 11,866,303 of the 11,881,270 warrants that were then issued and outstanding were exercised at a price of $5.00 per warrant. The gross proceeds received by A-Power from this redemption were approximately $59.3 million.

Comparison of Years Ended December 31, 2008 and 2007

Net cash used in operating activities totaled $22.3 million for the year ended December 31, 2008, a decrease in positive cash flow by $43.4 million compared to $21.1 million in the prior year. This decrease resulted primarily from an increase in net income of $28.5 million, increase in non-cash expenses of $1.3 million and the following changes in the operating assets and liabilities:

•	$13.3 million decrease in accounts receivable;

•	$2.1 million increase in costs and estimated earnings in excess of billings on uncompleted contracts;

•	$66 million increase in prepayments, deposits and other receivables;

•	$8.6 million increase in inventory;

•	$3.6 million decrease in accounts payable and accrued liabilities;

•	$10.5 million increase in customer deposits;

•	$3.9 million increase in billings in excess of costs and estimated earnings on ; and

•	$0.3 million increase in income and business taxes payable.

The decrease in accounts receivable was due to our enhanced ability of receivable collections. The increase in costs and estimated earnings in excess of billings on uncompleted contracts was because all revenue recognized on uncompleted contracts had been billed as at December 31, 2007, which is not the same case as at December 31, 2008. The increase in prepayments, deposits and other receivables was due to an increase on substantial advances to our major project suppliers, more construction contracts were signed in 2008. The increase in inventory was due to purchase of parts for wind equipment, though assembling had not yet commenced by December 31, 2008. The decrease in accounts payable and accrued liabilities was due to an decreased on unpaid costs to vendor as we pay advance to vendor. The increase in customer deposits was due to larger contract deposits that were received during 2008 compared to a lesser amount of contract deposits received during 2007. The increase in billings in excess of costs and estimated earnings on was because all billed revenue had been recognized as revenue as at December 31, 2007, which is not the same case as at December 31, 2008. The increase in tax payable was due to the increase in revenue and net income in 2008.

Net cash used in investing activities was $14.8 million for the year ended December 31, 2008, compared to net cash used in investing activities of $4.6 million for the year ended December 31, 2007. The cash used in investing activities for the year ended December 31, 2008 consisted of $6.1 million for purchase of PP&E, $6.6 million for deposits on licenses for wind turbine technology $17.7 million for construction in progress on our wind turbine production facility, $1 million for liabilities assumed from A power, $8.9 million loan to third parties, $31.7 million cash received from Chardan, $2.6 million in restricted cash and $3.8 million for purchase of land use right. The cash from investing activities during the year ended December 31, 2007 consisted of $0.5 million for purchase of PP&E, $3.7 million for deposits on licenses for wind turbine technology and $0.4 million for construction in progress on our wind turbine production facility.

Net cash flows provided by financing activities amounted to $43.4 million for the year ended December 31, 2008 and net cash provided by financing activities amounted to $10.0 million for the year ended December 31, 2007. For the year ended December 31, 2008 cash flow from financing activities consisted of proceeds from share capital of $59.33 million, repayment of note payable of $15 million, repayment of a related party loan of $0.12 million and repayment of bank loan of $1.01 million. For the year ended December 31, 2007 cash flow from financing activities consisted of proceeds from share capital of $2.9 million, proceeds from notes payable of $14.3 million, repayment of related party note payable of $7.3 million, repayment of a related party loan of $0.01 million and proceeds from payment made by shareholder of $0.2 million.

Working Capital

Our working capital increased by approximately $73.8 million to $96.8 million as of December 31, 2008, compared to $23.0 million as of December 31, 2007.

Total current assets at December 31, 2008 amounted to $146.3 million, an increase by approximately $85.6 million compared to $60.7 million at December 31, 2007. The increase was attributable mainly to an increase in the amount of Prepayments, deposits, other receivables paid by GaoKe.

Current liabilities at December 31, 2008 amounted to $49.6 million, an increase by approximately $12.0 million compared to $37.6 million at December 31, 2007. This increase is primarily attributable to an increase of approximately $12.1 million in accounts payable and accrued liabilities, approximately $10.9 million in customer deposit and approximately $4.0 million in billing in excess of costs and estimated earnings on uncompleted projects, partially offset by a decrease of approximately $15 million in notes payable.

The current ratio increased to 2.95 at December 31, 2008 from 1.61 at December 31, 2007. This change in our current ratio was primarily due to the growth of 2008 current assets at a faster rate than the growth of current liabilities.

Comparison of Years Ended December 31, 2007 and 2006.

Net cash provided by operating activities totaled $21.1 million for the year ended December 31, 2007, an increase in positive cash flow by $11.6 million compared to $9.5 million for the year ended December 31, 2006. This increase resulted primarily from the following changes in the operating assets and liabilities:

•	$16.3 million increase in accounts receivable;

•	$0.8 million decrease in costs and estimated earnings in excess of billings on uncompleted contracts;

•	$18.6 million decrease in prepayments, deposits and other receivables;

•	$11.8 million increase in accounts payable and accrued liabilities;

•	$7.1 million decrease in customer deposits; and

•	$3.1 million decrease in income and business taxes payable.

The increase in accounts receivable was due to the substantial increase in number and value of integrated contracts that were being performed by GaoKe during 2007. The decrease in costs and estimated earnings in excess of billings on uncompleted contracts was because all revenue recognized on uncompleted contracts had been billed as at December 31, 2007, which is not the same case as at December 31, 2006.  The decrease in prepayments, deposits and other receivables was the result of our vendors or suppliers fulfilling their contractual obligations. The increase in accounts payable and accrued liabilities was due to an increased amount owed by us to our suppliers as a result of increases in the number and size of integrated contracts being performed during 2007. The decrease in customer deposits was due to larger contract deposits that were received during 2006 compared to a lesser amount of contract deposits received during 2007. Up-front deposits typically equal 10% to 30% of the total contract value and are received prior to beginning the work on a contract, which may not occur until a few months after a contract is signed. The decrease in tax payable relates to a business tax on revenue and was due to GaoKe becoming a Foreign Invested Enterprise in August 2006, whereas GaoKe qualifies for a full income tax exemption for two years starting with the year ending December 31, 2007 and a 50% exemption from PRC income taxes for three years starting with the year ending December 31, 2009.

Net cash used in investing activities was $4.6 million for the year ended December 31, 2007, compared to net cash provided by investing activities of $3.6 million for the year ended December 31, 2006. The cash used in investing activities for the year ended December 31, 2007 consisted of $0.5 million for purchase of PP&E, $3.7 million for deposits on licenses for wind turbine technology and $0.4 million for construction in progress on our wind turbine production facility. The cash from investing activities during the year ended December 31, 2006 consisted of $0.03 million used for the purchase of PP&E and $3.6 million in proceeds from sale of property, plant and equipment. Cash flows provided by financing activities amounted to $10.0 million for the year ended December 31, 2007 and cash flow used by financing activities amounted to $5.3 million for the year ended December 31, 2006. For the year ended December 31, 2007 cash flow from financing activities consisted of proceeds from share capital of $2.9 million, proceeds from notes payable of $14.3 million, repayment of related party note payable of $7.3 million, repayment of a related party loan of $0.01 million and proceeds from payment made by shareholder of $0.2 million. For the year ended December 31, 2006, cash used in financing activities consisted of $0.03 million in proceeds from bank loans, $2.4 million of guarantee deposits on a note payable, repayment of $2.8 million in related party notes payable, $0.1 proceeds from related parties and payment of $5.0 million in dividends. As a result of these changes, the financing activities for the year ended December 31, 2007 increased by $15.3 million compared to the financing activities for the year ended December 31, 2006.

Capital Resources

We have obtained working capital through several ways. First, we obtained short-term bank loans. Second, our suppliers were willing to provide us with extended payment terms which would not force us to increase bank borrowings unless we planned to increase our operating scale significantly. Third, through the improved bidding mechanism, we asked our customers to increase their payments in the early stage of contract performance process to diminish our working capital demands for daily operations. Fourth, we have maintained good relationships with commercial banks which provided us with the necessary bank financing. Finally, we have issued debt and equity securities to investors and we may issue corporate bonds to the public in the future or conduct a public or private offering of equity securities. In June 2009, we sold $40 million of senior convertible notes and warrants to purchase an additional 1,504,184 common shares. See Item 4.A. “History and Development of the Company - Recent Developments.” The note contains certain pre-emptive rights with respect to our future equity offerings and covenants in taking on additional debt, including a basket of permitted indebtedness that increases from $10 million to $45 million over the five year life of the note. Subject to financing needs that arise due to opportunities, we believe we will be able to obtain adequate cash flow for our operating activities and will continue to improve our cash collection to satisfy the cash demands from our daily operations.

C.	Research and Development, Patents and Licenses, Etc.

Research and Development

As a high-technology engineering services company, GaoKe’s business and long-term development rely heavily on its research and development capabilities to improve its existing distributed power generation and micro power grid systems and to develop and commercialize new “green” energy technologies. In 2006 , 2007 and 2008, GaoKe expensed $23,993, $315,552 and $143,930 respectively, on research and development.

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

Cooperation with Tsinghua University

To accelerate our in-house research and development activity, in September 2005 GaoKe developed a research and development center with Tsinghua University in Shenyang specifically for the design of and improvements to distributed power generation systems and the development of other “green” energy technologies. Tsinghua University, established in 1911, is viewed by many as the most distinguished scientific research university in China.  Any distributed power generation systems reports or findings published relating to work on GaoKe projects are published jointly and rights to jointly developed technology are exclusively the property of GaoKe. This research and development center focuses on developing new technologies and processes for distributed power generation, micro power grids and wind turbines. This center is also a resource available to GaoKe for troubleshooting problems with its new and existing distributed power generation and micro power grid installations.

Cooperation with China Sciences Academy in Guangzhou

In June 2005, the Company also entered into an exclusive relationship with the China Sciences Academy in Guangzhou to develop new ground-source heat pump, wind, solar, biomass gasification and hydro power technologies at the same location as our center with Tsinghua. The China Sciences Academy in Guangzhou is one of the most renowned research centers in all of Asia for new energy technology. GaoKe formalized a strategic relationship with the China Sciences Academy in June 2005 to develop and commercialize new renewable energy technology. Any new technology developed under this agreement will be owned 70% by GaoKe and 30% by the China Sciences Academy.

Intellectual Property Rights

GaoKe utilizes unpatented proprietary know-how and trade secrets. GaoKe is one of the few private companies in China having the know-how and experience to successfully develop distributed power generation and micro power grid systems. Although in existence for just five years, by relying on the nearly three decades of experience of our Chief Executive Officer, Jinxiang Lu, in the power generation and distribution industry, GaoKe has already devised solutions to many major design and functional issues including:

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

Acquisition of Advanced Wind Turbine Technology

In February 2007, GaoKe Energy entered into a license agreement with Norwin A/S, or Norwin, that gives GaoKe Energy the exclusive rights to produce and sell Norwin’s 750 kW and 225 kW wind turbines in China. As part of the agreement with Norwin, a joint venture company, Shenyang Jinxiang Power Equipment Limited, was established in Shenyang, China in January 2008, which is 80% owned by GaoKe Energy, 15% owned by Norwin and 5% by Mr. Antos Glogowski. GaoKe Energy and Norwin also agreed to establish a joint research and development facility in Shenyang to develop new wind turbine technology for both the China and the international markets. In January 2009, Norwin, GaoKe Energy, and Jinxiang entered into an agreement to transfer the original license agreement from GaoKe Energy to Shenyang (Jinxiang) Gold Luck Electric Power Equipment Co., Ltd.  The terms of the original agreement remained unchanged. For additional information regarding this license agreement, see Item 4.A., “Information on the Company - Recent Developments - Wind Turbine Production.”

In May 2007, GaoKe Energy entered into a license agreement with Fuhrlander AG that gave GaoKe Energy an exclusive right to sell and a non-exclusive right to produce Fuhrlander’s 2.5 MW series wind turbine in the Liaoning and Hebei provinces of China and a non-exclusive right to produce and sell Fuhrlander’s 2.5 MW series wind turbine in nine other PRC provinces. As part of the agreement, Fuhrlander agreed to assist GaoKe Energy in developing a production facility that emulates Fuhrlander’s facility in Germany, which we have recently completed in Shenyang. Under the technology license, GaoKe has the right to any advancements or improvements that Fuhrlander makes to its 2.5 MW series wind turbine without charge. In January 2009, Fuhrlander, GaoKe Energy, and Shenyang (Ruixiang) Lucky Wind Power Equipments Co., Ltd. entered into an agreement to transfer the original license agreement from GaoKe Energy to Shenyang (Ruixiang) Lucky Wind Power Equipments Co., Ltd.  The terms of the original agreement remained unchanged, except that the wind turbine series was upgraded from 2.5 MW wind turbines to 2.7 MW wind turbines.  For additional information regarding this license agreement, see Item 4.A., “Information on the Company - Recent Developments - Wind Turbine Production.”

Cooperation with GE Drivetrain

In March 2009, we signed two agreements with GE Drivetrain Technologies, a unit of GE Transportation, one for GE Drivetrain Technologies to supply us with 2.7 MW wind turbine gearboxes and a second to establish a Joint Venture partnership for a wind turbine gearbox assembly plant.

Under the supply agreement, GE Drivetrain Technologies will supply us with more than 900 2.7 MW gearboxes beginning in 2010.

The companies' joint venture agreement creates a wind turbine gearbox assembly business that will be majority owned by GE Drivetrain Technologies and operate under the name GE Transportation. The new assembly plant will bring multi-megawatt gearbox capacity to China and serve as GE Drivetrain Technologies' Southeast Asia manufacturing center from which it will serve its customers in the region beginning in mid-2010.

The Joint Venture company will take advantage of our knowledge of the local market, as well as of GE Drivetrain Technologies' process and quality expertise.

The combination of these two agreements fits well with our business strategy and complements investments that we have already made to build a world-class wind turbine business. These agreements support China's initiative to increase wind energy output from 1 GW in 2005 to 100 GW by 2020 and are the basis for additional future investments by GE Drivetrain Technologies in its local supply chain and advanced wind turbine drive train products, such as its IntegraDrive geared generator.

Cooperation with Anhui Wenergy Biomass on Micro-Grid Electricity Generation Projects

In April 2009, we signed contracts with the subsidiaries of Anhui Wenergy Co., Ltd., or Wenergy, to build two micro-grid electricity-generation systems in Anhui Province based on biomass as the primary fuel. The total value of the two contracts is $75.3 million (RMB 516 million).

Pursuant to the contracts, we will design, assemble, install, test and deliver two 30 MW electricity-generation systems using biomass as fuel at Wenergy's DG plants in Shucheng County and Hanshan County in Anhui Province. The two projects are expected to be completed and in operation by August 2010.

D.	Trend Information

Since 2003 we have been providing construction and engineering services related to distributed power generation and micro grid power systems to the PRC market. Because most of our customers are located in Northern China where the winter season with extremely cold temperatures usually lasts from two to four months, our revenue has seasonal variations, with revenue in the first and fourth quarter relatively lower than the second and third quarter. However, as we accelerate our entry into the distributed power generation market in Southeast Asia and other areas and expand our wind turbine production business (where assembly of components is mostly finished indoors), we expect to see a reduction in the seasonal variations of our revenues.

Historically, our distributed power generation business has been conducted primarily in China. In 2008, we accelerated our penetration of the international distributed power generation business market by leveraging the licenses we acquired through our establishment of LICEG Ltd.  Although we have had limited success to date with respect to developing projects overseas, we anticipate our business outside of China will increase, particularly in South East Asia, where we have developed customers. We expect that our involvement in Shenyang Power Group will provide us a complete value chain of industrial companies to undertake very large distributed power generation projects overseas in the future. We expect to maintain the growth momentum of our domestic distributed power generation business while delivering our services and products in the international market in a cost-effective manner.

As part of our overall wind energy business strategy, we acquired technical know-how from both Fuhrlander for its 2.7 MW wind turbine and Norwin for its 750 kW and 225 kW wind turbines. We commenced production of 2.7 MW wind turbine in June 2009 in our newly constructed wind turbine production facility in Shenyang, China.  With the PRC government’s recent increased focus on and incentives for wind power generation, we expect that there will be more participants in the wind energy business.  As wind turbine producers in China increase their production capacity, we expect downward pressure domestically on the prices of wind turbines, especially given that many of the customers developing wind farms are large state-owned power companies with strong bargaining positions.  Many of our competitors in China produce wind turbines at the 750 kW to 1.5 MW range and we expect that our 2.7 MW wind turbines will be competitive since we are early entrants in that size of wind turbine in China resulting in less downward pressure in the prices we can sell our larger turbines.  Meanwhile, the PRC government’s increased emphasis in incentivizing the domestic wind energy business, we expect that there will be more domestic components producers. As a result, while we expect there will be future pressure on the selling price of wind turbines due to increased competition, we expect to reduce our costs as a result of the entry of more components suppliers in the market.

While the demand for wind turbines is very strong in China, the availability of adequate components continues to constrain the industry’s ability to satisfy market demand. We believe the achievement of our desired growth in the wind energy business will be determined by a number of factors, including:

•	availability of key components for 2.7 MW wind turbines;

•	adequate production capacity to fill customer orders on schedule;

•	ability to produce wind turbines free from technical flaws; and

•	ability to provide varied customized wind energy solutions for customers.

We believe we are in a favorable position to be an industry leader in the China market and to sustain our long-term growth with continued technology superiority, production capacity flexibility, favorable financing ability and our reserved sources of premium wind farm locations.

E.	Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties as of December 31, 2008. We have not entered into any foreign currency forward contract. We do not have any other off-balance sheet arrangements except for the contractual obligations and commitments described below as of December 31, 2008. We believe that there are no off-balance sheet arrangements that have or are reasonably likely to have a material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.	Tabular Disclosure of Contractual Obligations

The following sets forth our contractual obligations as of December 31, 2008 (in U.S. dollars):

			Payments due by period
	Total		Less than 1 year		1-3 years		3-5 years	More than 5 years
Long-Term Notes Payable	$		$				$	$
Interest Payable	$		$				$	$
Guarantee (5)		$2,000,000		$2,000,000			$	$
Interest Payable	$		$		$		$	$
Operating Lease Commitment (6)		$210,000		$140,000		$70,000	$	$
Purchase Commitment(1) (4)		$48,700,000		$48,700,000	$		$	$
Construction Contracts (1)		$225,500,000		$225,500,000	$		$	$
Technology License Fees (2) (3)		$7,450,000		$5,650,000		$1,800,000	$	$
Other Commitment (7)		$5,277,000		$5,277,000	$		$	$

1.
The Company is committed to purchasing subcontracting services and project supplies related to the fulfillment of its distributed power generation contracts during 2009.  The total commitment to subcontractors and suppliers remaining as of December 31, 2008 was approximately $225.5 million (RMB 1.5 billion) and $30.8 million (RMB 210.1 million), respectively.  Included in prepayments, deposits and other receivables are payments of $65 million (RMB 443.2 million) to be applied against these commitments.

2.
In February 2007, the Company entered into an agreement with Norwin A/S to acquire its license and trademark to manufacture wind turbines for a total payment of $3.5 million. As of December 31, 2008, $1.75 million had been paid by the Company and classified as a deposit on intangible assets.  The Company committed to pay the remaining $1.75 million by February 15, 2009.  As of May 31, 2009, this payment had not been made.

3.
In May 2007, the Company entered into an agreement with Fuhrlander AG to acquire its license to manufacture and sell wind turbines for total payment of $6.4 million (Euro 4.5 million). As of December 31, 2008, this amount had been paid by the Company and classified as a deposit on intangible assets.

The Company also committed to pay $5.1 million (Euro 3.5 million) in training fees as part of this agreement before it receives the license. As of December 31, 2008, $2.2 million (Euro 1.5 million) had been paid by the Company and had been classified as a deposit on an intangible asset.   The Company is further committed to $2.8 million (Euro 2.0 million) in royalty payments over the first six years commencing manufacturing and sales operations.

As of December 31, 2008, Company management had determined that the transfer of the licensed technology had yet to occur.

4
In a separate parts purchase agreement, the Company also committed to the purchase of $17.9 million (Euro 12.7 million) in parts inventory.  As of December 31, 2008, $6.5 million (Euro 4.6 million) had been paid by the Company.

5.
In April 2008, the Company entered into a commitment to guarantee a $3 million loan obligation of Chardan Capital.  As of December 31, 2008, and May 31, 2009, the Company’s commitment was $2 million and $1 million, respectively.

6.
In June 2008, the Company entered into an operating lease agreement for its Beijing offices, which runs through June 2010.  The total commitment remaining as of December 31, 2008 was approximately $210,000 (RMB 1.4 million).

7.
In October 2005, the Company entered into an agreement with Liaoning International Construction and Engineering Group to set up LICEG Ltd.  Per the agreement, the Company shall pay $5,277,000 (RMB36,000,000) when the other party fulfills its obligations specified in the agreement. The other party expects to fulfill its obligations within the fiscal year 2009.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The names of our current directors and senior management and their ages and principal positions with A-Power as of June 30, 2009 are as follows:

Directors and Executive Officers	Age	Position/Title
Jinxiang Lu	56	Chairman of the Board and Chief Executive Officer
Robert B. Leckie*	61	Independent Director
Dilip Limaye	64	Independent Director
Remo Richli	45	Independent Director
Zhenyu Fan	46	Independent Director
John S. Lin **	47	Director and Chief Operating Officer
Jianmin Wu	46	Independent Director
Kin Kwong (Peter) Mak***	47	Chief Financial Officer

* Robert B. Leckie was appointed to the board of directors in March 2008 to fill the vacancy created by the departure of Richard D. Propper from our board of directors, who resigned in March 2008. Dr. Propper’s resignation was not the result of any disagreement with us.

** John S. Lin served as our Chief Strategy Officer during 2008 until he resigned from such position upon his appointed as our Chief Operating Officer in May 2009.  Mr. Lin also served as our Interim Chief Financial Officer from October 2008 to May 2009.  On May 26, 2009, we appointed Kin Kwong (Peter) Mak as our Chief Financial Officer. However, during a transition period, anticipated to last through to August 30, 2009, Mr. Lin continues to perform the functions of our principal financial officer, including evaluating our internal controls over financial reporting and working with our independent auditors and audit committee with respect to audit services and the design and operation of our internal controls over financial reporting.

*** Kin Kwong (Peter) Mak was appointed as our Chief Financial Officer in May 2009. From October 2008 through May 2008, Mr. Lin served as our Interim Chief Financial Officer and resigned from such position in May 2009 upon the appointment of Mr. Mak. During a transition period through the first three months after Mr. Mak’s appointment, Mr. Lin will continue to perform of the functions of the Company’s principal financial officer. Our previous Chief Financial Officer, Edward Meng, was terminated by the Company in October 2008. NASDAQ Stock Market forwarded a notification letter written to NASDAQ from Mr. Meng's former employer. The letter stated that Mr. Meng had breached that company's code of conduct by being employed by that company on a full-time basis while at the same time being employed by A-Power as its Chief Financial Officer.  After deliberations and consultations with NASDAQ, the Board of Directors of A-Power determined that terminating Mr. Meng's employment with A-Power was the appropriate action.

All of these persons except for Robert B. Leckie, Dilip Limaye and John S. Lin (who are residents of the United States) and Remo Richli (who is a resident of Switzerland) are residents of the PRC. There are no family relationships among any of the directors or executive officers of our company.

Other than our Chairman and Chief Executive Officer, our Chief Financial Officer and our Chief Operating Officer, there are no executive officers.

Jinxiang Lu has served as our Chairman of the Board and Chief Executive Officer since January 2008. Mr. Lu has been involved with developing power generation systems and power grids in China for over 30 years. In the 1980s and 1990s, while in charge of various major power plant projects in Huanren, Benxi, Tiefa and Chao, he recognized the inherent limitations and drawbacks of a central power system and began developing proprietary distributed power generation and micro power grid designs, processes and functionality. His distributed power generation and micro grid system has been refined over the past 20 years by Mr. Lu and his team of engineers and now can efficiently and automatically produce both electricity and heat in a single facility. Based on this technology, Mr. Lu founded Liaoning GaoKe Energy Group Company Limited and Liaoning GaoKe (High-Tech) Energy Saving and Thermoelectricity Design Research Institute in 2003 and served as the president and chief executive officer of these companies. Mr. Lu holds a Masters degree from Harbin Science and Technology University where he studied power plants and grid network design.

John S. Lin has been a member of our board of directors since January 2008 and serves as our Secretary of the Board and has served as our Chief Strategy Officer since April 2008 and was appointed as our Interim Chief Financial Officer in October 2008 upon the termination of Edward Meng’s employment as Chief Financial Officer. In May 2009, Mr. Lin was appointed as our Chief Operating Officer whereupon he resigned from his position as Chief Strategy Officer and Interim Chief Financial Officer. Mr. Lin is expected to perform the functions of our principal financial officer until August 30, 2009.  As our Chief Operating Officer, Mr. Lin’s responsibilities include our development and oversight of our overall global business strategy, mergers and acquisitions strategy and business channel development. Mr. Lin also currently serves as a director and as the president and chief executive officer of CBC International Capital Corp. and CBC Investment Consulting (Shanghai) Co., Ltd., a position he has held since 1999. CBC advises Chinese companies in a variety of financial matters, including capital formation. He is experienced in raising capital in China and the U.S., structuring transactions and reorganizations of Chinese companies and public offerings of Chinese companies in exchanges worldwide and has represented emerging growth technology firms, venture capital firms and investment banks. Mr. Lin has also served as a director and general manager of Chiway Investment (Anhui) Co., Ltd., which has been commissioned to manage $50 million for Hefei City, China, to attract high technology businesses to the area, since 2000, and as a director of Fair City Technology Co. Ltd., a privately held company, since October 2005. Mr. Lin is also a director of Wisgold Technology Ltd. and Eastland Investment Ltd., both of which are privately held companies. Mr. Lin is bilingual in English and Chinese and received a degree from Shanghai Traditional Medicine University, a Doctorate of Business Administration from Warnborough University, and an Executive MBA from California State University Los Angeles and Beijing University of China. Mr. Lin is currently an Executive MBA candidate of Stanford Graduate School of Business.

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

Dilip Limaye has been a member of our board of directors since January 2008. Mr. Limaye is an internationally recognized expert in the field of cogeneration, distributed power generation and renewable energy technologies. He is currently a senior advisor with the World Bank and the International Institute for Energy Conservation and serves as a consultant to the Japan Research Institute and USAID. For these institutions, Mr. Limaye is currently developing and implementing energy conservation strategies and solutions (primarily through cogeneration/distributed generation and other “green” technologies) for Vietnam, India, the Philippines, Japan, and Central and Eastern Europe. This includes developing micro networks based on green energy technologies for the island of Negros, Philippines and for the city of Yokohama, Japan. Mr. Limaye has held over 30 seminars in the United States and developing countries on cogeneration and distributed generation and has published two books on these topics. Mr. Limaye was the principal consultant and technical advisor for the U.S. Electric Power Research Institute’s major 10-year project to assess cogeneration and distributed generation and to develop sustainable models of collaborative efforts among U.S. utilities, customers, equipment suppliers, and energy service providers to implement cogeneration projects. He was also a founding member of the International Cogeneration Society and assisted in the development of the Certified Cogeneration Professional (CCP) program for the Cogeneration Institute of the Association of Energy Engineers. In addition, Mr. Limaye was the founder and president of the International Energy Services Company, the first multi-national energy services company (ESCO), and is currently the president of SRC Global, Inc., a position he has held since 1999.

Remo Richli has been a member of our board of directors since January 2008. Mr. Richli has been a Partner of Bridgelink AG, a private international mergers and acquisition firm headquartered in Switzerland, since 2005. His responsibilities include the acquisition and divestiture of companies as well as raising funds, including private equity deals and venture capital funds. Previously, he worked in the United States as a financial expert at RP Associates in San Diego, a venture capital firm focusing on corporate finance and financial structures. His work included evaluations of investment opportunities, financial modeling of investments, and fundraising, as well as building teams on operational and strategic levels. During his time with RP Associates, Mr. Richli also served as chief financial officer of one of its portfolio companies. From 1993 to 1999, Mr. Richli owned a consulting firm engaged in corporate finance consultancy and acted as the chief executive officer of client companies on a consulting basis. From 1991 to 1993, Mr. Richli was a director at the Department of Finance at the city government level in Switzerland. Mr. Richli also serves as a member of the board of directors of Origin Agritech Limited, a technology-focused crop seed company serving Mainland China that is traded on the NASDAQ Global Select Market. He studied in Switzerland and in the United States. Remo Richli holds a BA and a MSc in Business and Economics, an MBA in Finance as well as an Executive Master in Management.

Zhenyu Fan has been a member of our board of directors since January 2008. Mr. Fan is an expert in power plant design and development. He possesses long-standing relationships with many of the large utilities, energy companies and governments in countries throughout Southeast Asia. With these strategic relationships, Mr. Fan has been instrumental in obtaining and managing projects for Chinese power companies in India, Indonesia and Vietnam to develop power plants ranging in size from a few megawatts to over 1 GW. Since 2002, Mr. Fan has worked as a manager at China National Machinery & Equipment Import & Export Corp.

Jianmin Wu has been a member of our board of directors since January 2008. Mr. Wu is experienced in investment banking and finance and serves as the chief representative of Huatai Securities Co., Ltd. for its investment banking activities in China, a position he has held since 2001. He also currently serves as an independent board member of Fushun Special Steel Co., Ltd., a Chinese manufacturer of special steel products that is listed on the Shanghai Stock Exchange. From 2005 to June 2006, he was the vice president of finance for Migao Corporation (Toronto Exchange: MGO), and played a major role in their initial public offering process. Mr. Wu also previously worked as the investment banking manager at Shenyin Wanguo Securities Ltd. from 1996 to 2001. Mr. Wu has a degree in Applied Computer Science from Shanghai Machinery University and a masters degree in electrical engineering from Dalian University of Technology.

Peter Mak has served as our Chief Financial Officer since May 26, 2009. He was the Chief Financial Officer of New Dragon Asia Corp., a NYSE-Amex listed company from August 2004 to February 2009. Mr. Mak was the managing director of Venfund Investment Management Limited, a Shenzhen-based mid-market mergers and acquisition investment banking firm from late 2001 to July 2004. Prior to that, Mr. Mak spent 17 years at Arthur Andersen Worldwide where he was a firm partner and served as the managing partner of Arthur Andersen Southern China in his last position with the firm. Mr. Mak also serves as an independent director and audit committee chairman of Trina Solar Limited, a New York Stock Exchange listed company, China Security and Surveillance Technology, Inc., a New York Stock Exchange and NASDAQ Dubai listed company, and China GrenTech Corp. Ltd, a NASDAQ listed company. Mr. Mak is a graduate of the Hong Kong Polytechnic University and a fellow member of the Association of Chartered Certified Accountants, UK, and the Hong Kong Institute of Certified Public Accountants, and a member of the Institute of Chartered Accountants, in England and Wales.

B.	Compensation

Executive Compensation

A-Power Directors and Executive Officers

The following table sets forth directors and executive officers employed by A-Power during the year ended December 31, 2008. The amounts of cash compensation paid by A-Power to our executive officers for services in all capacities to A-Power during the year ended December 31, 2008 are set forth below. A-Power granted 560,833 stock options to our directors and executive officers, and no other awards under our 2007 Equity Plan nor awards under any other non-cash compensation during 2008.

Name and Title of Position with A-Power	Salary(1)		Bonus
Jinxiang Lu President and Chief Executive Officer	$380,000		None

John S. Lin Director and Chief Operating Officer	$173,750	(2)	None

Robert B. Leckie Independent Director	$36,000		None

Dilip D. Limaye Independent Director, Chair of Compensation Committee	$48,000		None

Remo Richli Independent Director, Chair of Audit Committee	$60,000		None

Zhenyu Fan Independent Directorregistered	$36,000		None

Jianmin Wu Independent Director	$36,000		None

(1) Salaries were paid in U.S. dollars.

(2) Mr. Lin served as our Chief Strategy Officer in 2008 and resigned from such position when he was appointed as our Chief Operating Officer in May 2009. His salary of $180,000 per annum did not change upon the change of his position. Mr. Lin served as our Interim Chief Financial Officer from October 2008 through May 2009 and was paid an additional $10,000 per month for his services to the Company in such interim position.

Edward Meng, the former Chief Financial Officer of the Company whose employment was terminated on October 7, 2008, was paid $350,000 in 2008 for salary and severance payments.

Kin Kwong (Peter) Mak was appointed our Chief Financial Officer in May 2009 and has a salary of $200,000 per annum. Mr. Mak did not receive any compensation from the Company in 2008.

Chardan and A-Power Executive Officers

Each executive officer agreed not to take any compensation prior to the consummation of a business combination.

Director Compensation

In addition to the salaries listed above, Chardan and A-Power have reimbursed their directors for expenses incurred in attending board meetings. Upon a director’s election to the board, we have granted an option to purchase shares of our common stock under our 2007 Equity Plan, with an exercise price equal to the closing market price of our common stock on the date of grant (or, if the NASDAQ Stock Market was closed on the date of grant, the closing market price on the following day), vesting in 36 equal monthly installments over the 36-month period following the date of grant and exercisable for five (5) years (See Item 6.E., “Directors, Senior Management and Employees – Share Ownership”).

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

Our articles of association provide for a classified board of directors, with the directors divided into three classes and the number of directors in each class being as nearly equal as possible; however our directors are not currently divided into classes, and we intend to seek shareholder approval at the 2009 annual meeting to amend the articles of association to delete these requirements from our articles of association.  Commencing with the first annual meeting of the shareholders, directors are elected for a term of office to expire at the third succeeding annual meeting of the shareholders after their election.  Each director will hold office until the expiration of his or her term of office and until his or her successor have been elected and qualified, or until his or her earlier death, resignation or removal by the shareholders or a resolution passed by the majority of the remaining directors.

In the interim between annual meetings of shareholders, or special meetings of shareholders called for the election of directors, newly created directorships and any vacancy on the board of directors may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum, or by the sole remaining director. A director elected to fill a vacancy resulting from death, resignation or removal of a director will serve for the remainder of the full term of the director whose death, resignation or removal will have caused such vacancy and until his successor will have been elected and qualified.

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

Audit Committee

Our audit committee currently consists of Remo Richli, Jianmin Wu, and Zhenyu Fan. Mr. Richli serves as chairman of the audit committee. All of the audit committee members are independent directors, as defined in the NASDAQ Stock Market listing standards and Rule 10A-3 of the Securities Exchange Act of 1934, as amended. Each member of our audit committee can read and understand fundamental financial statements, including a balance sheet, income statement, and cash flow statement. Our board of directors has determined that Mr. Richli qualifies as an "audit committee financial expert" as that term is defined in the rules and regulations established by the Securities and Exchange Commission. This designation is a disclosure requirement of the Securities and Exchange Commission related to Mr. Richli’s experience and understanding with respect to certain accounting and auditing matters. The designation does not impose on Mr. Richli any duties, obligations or liability that are greater than those generally imposed on him as a member of our audit committee and our board of directors, and his designation as an audit committee financial expert pursuant to this Securities and Exchange Commission requirement does not affect the duties, obligations or liability of any other member of our audit committee or board of directors.

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

Compensation Committee.

Our compensation committee currently consists of Mr. Limaye and Mr. Fan. Mr. Limaye serves as chairman of the compensation committee. All members of the compensation committee are independent directors, as defined in the NASDAQ Stock Market listing standards. Pursuant to the compensation committee charter adopted by our board of directors, the primary functions of the compensation committee include:

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

Nominating and Corporate Governance Committee.

We do not currently have a nominating and corporate governance committee. Our board of directors has adopted a charter for a nominating and corporate governance committee, but has not yet appointed any members of the committee. Pursuant to the nominating and corporate governance committee charter adopted by our board of directors, the primary responsibilities of this committee will include:

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

D. Employees

As of December 31, 2006, 2007 and 2008, we had approximately 210, 250 and 330 employees, respectively. A-Power, Head Dragon Holdings and Easy Flow are holding companies and had no employees during these dates. Substantially all of our employees are located in China and employed by our operating subsidiaries established there. As of December 31, 2008, Head Dragon Holdings operating subsidiaries had 144 employees that were administrative staff or members of senior management, 88 employees that conducted research and development, 48 employees that were responsible for project management, installation, construction and testing and 2 employees that exclusively dealt with sales and marketing, although approximately 30 of our project managers and senior managers were involved with marketing and customer support activities. As of December 31, 2008, Easy Flow’s operating subsidiaries had 32 employees that were administrative staff or members of senior management, 8 employees that conducted research and development, 18 employees and an additional 57 probationary trainees that were responsible for assembly and testing and 1 employee that exclusively dealt with sales. Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be good.

E. Share Ownership

As of June 17, 2009, 33,706,938 shares of our common stock were outstanding. Our shareholders are entitled to vote together as a single class on all matters submitted to shareholders for approval. No shareholder has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. As of June 17, 2009, approximately 21,238,937 shares, or 63%, of our outstanding common stock was held by 7 record holders in the United States, including 21,171,966 shares held by Cede & Co as nominee for the Depository Trust Company.

The following table sets forth information with respect to the beneficial ownership of our common stock as of June 17, 2009 by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5.0% of our outstanding common stock.

Except as otherwise noted, the business address of each person listed in the table is c/o A-Power Energy Generation Systems, Ltd., No. 44 Jingxing North Street, Tiexi District, Shenyang, Liaoning, China.

Shares Beneficially Owned (1)
	Number	%
Directors and Executive Officers:
Jinxiang Lu (2)	10,521,056	31.2%
Robert B. Leckie	*
Dilip Limaye	*
Remo Richli	*
Zhenyu Fan	*
John S. Lin (3)	1,570,833	4.7%
Jianmin Wu	*
Kin Kwong (Peter) Mak	*

* Indicates beneficial ownership is less than 1%.

(1)   Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities. The number and percentage beneficial ownership of each listed person is based on the number of shares of our common stock outstanding as of June 17, 2009, as well as the number of shares underlying options exercisable by such person within 60 days of June 30, 2009. Shares underlying options are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(2)   In connection with our acquisition of Head Dragon Holdings, the related stock purchase agreement, dated as of April 14, 2007, provides that Mr. Lu will be issued up to an aggregate of 9,000,000 additional shares of our common stock (1,000,000 per year for 2007 through 2009 and 2,000,000 for 2010 through 2012, on an all-or-none basis each year) for the six years beginning with fiscal 2007 if, on a consolidated basis, we generate certain net operating profits. See Item 4.A. “Information on the Company – History and Development of the Company - The Business Combination.” Pursuant to an agreement between Mr. Lu and John S. Lin, our Chief Operating Officer and Director, Mr. Lu will transfer 5% of any of these additional incentive shares issued to him by the Company to Mr. Lin. Based on our net operating profits for 2007, we issued 1,000,000 shares to Mr. Lu in July 2008. We have included 950,000 of those shares in the number and percentage of shares beneficially owned by Mr. Lu, and the remaining 50,000 of those shares in the number and percentage of shares beneficially owned by Mr. Lin.  Based on our net operating profits for 2008, we expect to issue an additional 1,000,000 shares to Mr. Lu in the third quarter of 2009, however, such amount of additional shares has not been included in the number and percentage of shares beneficially owned by Mr. Lu or Mr. Lin. The number and percentage of shares beneficially owned by Mr. Lu also includes 193,056 shares subject to an option that is currently exercisable or exercisable within 60 days of June 30, 2009 to the extent of 10,521,056 shares.

(3)   Consists of 310,000 shares held of record by Fair City Technology Ltd., 585,000 shares held of record by Wisgold Technology Limited, 585,000 shares held of record by Eastland Investments Limited, 50,000 shares to be transferred to Mr. Lin from Mr. Lu, and 40,833 shares subject to an option that is currently exercisable or exercisable within 60 days of June 30, 2009 to the extent of 1,570,833 shares. Mr. Lin is the sole director and shareholder of Fair City Technology Ltd., Wisgold Technology Limited and Eastland Investments Limited. Mr. Lu has agreed to transfer to Mr. Lin 5% of the up to 9,000,000 additional incentive shares issuable to him by us. Based on our net operating profits for 2007, we issued 1,000,000 shares to Mr. Lu in July 2008.  We have included 50,000 of such shares (5% of 1,000,000 incentive shares) in the number and percentage of shares beneficially owned by Mr. Lin.  Based on our net operating profits for 2008, we expect to issue an additional 1,000,000 shares to Mr. Lu in the third quarter of 2009, however, the 50,000 shares issuable to Mr. Lin under the arrangement between Mr. Lu and Mr. Lin has not been included in the number and percentage of shares beneficially owned by Mr. Lin.

2007 Equity Plan

We have one plan under which our employees may acquire capital in the company, namely our 2007 Equity Plan. On January 18, 2008, the stockholders of Chardan approved the Chardan 2007 Equity Plan and, in connection with the redomestication merger of Chardan with and into A-Power, A-Power assumed the 2007 Equity Plan. The purpose of the stock option plan is to enable us to offer our employees, officers, directors and consultants whose past, present and/or potential contributions to our company have been, are or will be important to our success, an opportunity to acquire a proprietary interest in our company. We have reserved 2,000,000 shares of our common stock for issuance pursuant to awards granted under the 2007 Equity Plan and, as of June 30, 2009, options exercisable for up to 1,350,833 shares have been issued under the 2007 Equity Plan.

The following table summarizes, as of June 30, 2009, the options granted under our 2007 Equity Plan to our directors, executive officers and other employees:

Name	Common Stock Underlying Options		Exercise Price Per Share (US$)(1)		Grant Date	Expiration Date	Vesting Schedule
Jinxiang Lu	250,000		$7.18	(1)	April 17, 2009	April 17, 2012		(4)
	300,000		$14.00	(2)	January 21, 2008	January 21, 2013		(4)
Richard D. Propper(3)	30,000		$14.00	(2)	January 21, 2008	January 21, 2013		(4)
Robert B. Leckie	10,000		$7.18	(1)	April 17, 2009	April 17, 2012		(4)
	30,000		$13.15		March 14, 2008	March 14, 2013		(4)
Dilip Limaye	40,000		$7.18	(1)	April 17, 2009	April 17, 2012		(4)
	40,000		$14.00	(2)	January 21, 2008	January 21, 2013		(4)
Remo Richli	50,000		$7.18	(1)	April 17, 2009	April 17, 2012		(4)
	50,000		$14.00	(2)	January 21, 2008	January 21, 2013		(4)
Zhenyu Fan	30,000		$7.18	(1)	April 17, 2009	April 17, 2012		(4)
	30,000		$14.00	(2)	January 21, 2008	January 21, 2013		(4)
Jianmin Wu	30,000		$7.18	(1)	April 17, 2009	April 17, 2012		(4)
	30,000		$14.00	(2)	January 21, 2008	January 21, 2013		(4)
John S. Lin	180,000		$7.18	(1)	April 17, 2009	April 17, 2012		(4)
	30,000		$14.00	(2)	January 21, 2008	January 21, 2013		(4)
Edward Meng (6)	150,000		$14.00		January 21, 2008	January 21, 2013		(5)
Kin Kwong (Peter) Mak	200,000		12.98	(7)	June 12, 2009	June 12, 2014		(4)
Other Employees	50,000		$14.00	(2)	January 21, 2008	January 21, 2013		(5)
Total Outstanding:	1,350,833	(8)

(1)
On April 7, 2009, our compensation committee awarded options with a grant date of April 17, 2009 and an exercise price equal to the closing price of our common stock on that day. The closing price of our common stock on April 17, 2009 as reported by NASDAQ was $7.18.

(2)
The NASDAQ Stock Market was closed on Monday, January 21, 2008 for the Martin Luther King holiday. On January 21, 2008, our board of directors determined that the exercise price of options granted on January 21, 2008 shall equal the closing price of our common stock on following day. The closing price of our common stock on January 22, 2008 as reported by NASDAQ was $14.00.

(3)
Dr. Propper was granted options in connection with his service as a member of our board of directors. He resigned from our board of directors in March 2008 and his options vested and are exercisable only to the extent of 1/36 of the underlying shares. The unvested balance of the options (29,167) has been cancelled and returned to the 2007 Equity Plan.

(4)	Option vests in 36 equal monthly installments over the 36-month period following the date of grant.

(5)	Option vests as to 25% of the underlying shares on January 21, 2009 and the remaining shares vest in 36 equal monthly installments over the 36-month period following January 21, 2009.

(6)
Stock options were granted to the then Chief Financial Officer of the Company, Mr. Meng, to purchase a total of 150,000 shares of common stock at an exercise price of $14.00, the fair market value at the date of grant. These options were to vest over four years and were exercisable for ten years.  However, the Chief Financial Officer’s service with the Company was terminated in October 2008 before any options had vested.  All of these options were subsequently cancelled and returned to the 2007 Equity Plan.

(7)
On June 5, 2009, our compensation committee awarded options to our newly appointed Chief Financial Officer with a grant date of June 12, 2009 and an exercise price equal to the closing price of our common stock on that day. The closing price of our common stock on June 12, 2009 as reported by NASDAQ was $12.87.

(8)	Does not include cancelled options.

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

Transfer restrictions. Stock options may not be assigned or transferred by a participant except by will or by the laws of descent and distribution, and during the lifetime of a participant, the stock options may only be exercisable by the person to whom it was granted, or, to the extent of legal incapacity or incompetency, the participant’s guardian or legal representative. Notwithstanding the foregoing, with the approval of the compensation committee, a participant may transfer a nonstatutory stock option by gift, for no consideration, or pursuant to a domestic relations order, in either case, to or for the benefit of the participant’s immediate family; or to an entity in which the participant or members of the participant’s immediate family own more than 50% of the voting interest, in exchange for an interest in that entity. Additionally, the transfer will be subject to any additional limits that the compensation committee may establish and the execution of any documents that the compensation committee may require. If a transfer of this nature is made, the transferee shall remain subject to all the terms and conditions applicable to the stock option prior to the transfer.

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

Arrangements with Chardan Capital, LLC for Office Space and Administrative Services

From August 2005 through January 2008, Chardan Capital, LLC made available to Chardan South China Acquisition Corporation a small amount of office space in San Diego, California and certain office and secretarial services. Chardan South China Acquisition Corporation agreed to pay Chardan Capital, LLC $7,500 per month for these services. Chardan South China Acquisition Corporation determined, based on rents and fees for similar services in the San Diego metropolitan area, that the fee charged by Chardan Capital, LLC was at least as favorable as Chardan South China Acquisition Corporation could have obtained from an unaffiliated person. However, as the members of Chardan South China Acquisition Corporation’s board of directors may not have been deemed “independent” at the time of approval of these arrangements, it did not have the benefit of disinterested directors approving these arrangements. Richard D. Propper, a former Director of the company, Li Zhang and Jiangnan Huang served as directors of Chardan South China Acquisition Corporation as well as managing members of Chardan Capital, LLC at the time Chardan South China Acquisition Corporation’s board of directors approved these transactions. As a result, they received a benefit from these arrangements to the extent of their interest in Chardan Capital, LLC. However, these arrangements were intended solely for the benefit of Chardan South China Acquisition Corporation and were not intended to provide Dr. Propper or Messrs. Zhang or Huang compensation.

Loans to Chardan from Related Parties

In May and June 2007, Chardan Capital, LLC advanced to Chardan a total of $60,250 and, in June 2007, Kerry Propper (son of Dr. Richard D. Propper, a former Director of the Company) advanced to Chardan $15,000 to cover various expenses related to Chardan’s activities focused on consummating the Head Dragon Holdings transaction. These advances accrued interest at the rate of 8% per annum and were due on the earlier of the first anniversary of the date of the advance or three business days following the consummation of the business combination with Head Dragon Holdings. These obligations were assumed by A-Power in January 2008. A-Power repaid these loans in full from the proceeds of Chardan’s initial public offering that were placed in trust and released upon consummation of the transaction with Head Dragon Holdings.

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

Head Dragon Holdings Stock Issuance

In May 2007, Jinxiang Lu, our Chairman of the Board and Chief Executive Officer and the then sole shareholder of Head Dragon Holdings common stock, acquired an additional 12,800,000 common shares of Head Dragon Holdings in exchange for $2,300,000, which included a premium of $658,974 included in additional paid-in-capital.

Head Dragon Holdings Loans from Chief Executive Officer

During 2006, Head Dragon Holdings issued 200,000 common shares valued at $25,713 and issued a note payable with a principal value of $7,660,548 to Jinxiang Lu, our Chairman and Chief Executive Officer, the then owner of GaoKe, in exchange for the paid-in-capital of GaoKe. The note payable was unsecured, non-interest bearing with no fixed terms of repayment to minimize any potential impact on liquidity. In May 2007, Head Dragon Holdings repaid in full the note payable with proceeds it received from its $15.6 million debt and equity financing from 17 private investors.

In March 2009, Mr. Lu provided a short-term non-interest bearing loan to Head Dragon Holdings for $3,000,000 to support our wind energy business.

Stock Purchase Agreement among Chardan, A-Power and Jinxiang Lu

On April 14, 2007, Chardan entered into a stock purchase agreement with A-Power and Jinxiang Lu, our Chairman and Chief Executive Officer, who was the sole holder of all of the issued and outstanding common shares of Head Dragon Holdings. Pursuant to terms of the stock purchase agreement, on January 18, 2008, A-Power acquired all of the issued and outstanding common shares of Head Dragon Holdings, gaining control of GaoKe. For information regarding the consideration paid and payable to Mr. Lu pursuant to this stock purchase agreement, see Item 4.A, “Information on the Company - History and Development of the Company - The Business Combination,” of this annual report.

GaoKe Energy Loan from Shenyang Xiangfeng New Energy Engineering Ltd.

Xiangfeng New Energy Engineering Ltd., or Xiangfeng, made an unsecured, not-interest bearing loan to GaoKe Energy in 2007, which was used to fund GaoKe Energy’s general working capital needs.  The loan had no fixed terms of repayment and as of December 31, 2007, the outstanding balance was approximately $1,104,000.  A balance of approximately $1,311,000 was outstanding as at December 31, 2008.  The increase of the outstanding balance in 2008 reflected the foreign exchange rate change. Mr. John S. Lin, our Chief Operating Officer and Director, is the sole shareholder of Xiangfeng.

GaoKe Energy Transactions with Related Companies

Before the business combination among Chardan, A-Power and Head Dragon Holdings in January 2008, GaoKe Energy worked with other PRC companies owned and controlled by Jinxiang Lu, our Chairman and Chief Executive Officer, to explore alternative energy business opportunities and for general distributed power generation system component supplies. In 2007 through January 2008, the nature and extent of these transactions were not material. For additional information regarding these related party transactions, see Note 21 to the consolidated financial statements of Head Dragon Holdings included elsewhere in this annual report.

Consulting Services by Chardan Capital, LLC

In March 2008, we entered into a consulting agreement with Chardan Capital, LLC to provide a variety of services including advice and assistance in meeting U.S. public reporting requirements and accounting standards, Sarbanes-Oxley Act compliance, corporate structuring and development, stockholder relations, corporate finance and operational capitalization, transfer agent matters and such other similar services as requested and agreed to by Chardan Capital, LLC in exchange for a fee of $20,000 per month. Richard D. Propper, a director of ours until his resignation in March 2008, is a managing member of Chardan Capital, LLC.

Advisory Services by CBCIC Group

In October 2008, we signed a service agreement with CBCIC International Group that it would provide human resource outsourcing to us from October 2008 at a rate of RMB 30,000 per month. Mr. John S. Lin, our Chief Operating Officer and a Director, serves as a director and Chief Executive Officer of CBCIC International Capital Company Limited.

A-Power Pledged Collateral on behalf of Chardan Capital

We pledged $3 million from our money market account as the third collateral on a loan, in which Chardan capital was the first guarantee, and Richard Proper was the second guarantee. As at December 31, 2008, $1 million was released as collateral and $2 million remained pledged and therefore, we treated as restricted cash. In January 2009, a further $1 million was paid and released as collateral.

Consulting Services by Fair City Technology Ltd.

Fair City Technology Ltd. provided us with financial consulting services in 2007 with respect to a bridge loan to the Company, for which we were billed $300,000 in 2007. Disbursements of $200,000 and $100,000 were made to Fair City in 2008 and 2007 respectively. Mr. John S. Lin, our Chief Operating Officer and Director, is the sole director and shareholder of Fair City Technology Ltd.

Certain Arrangements with Mr. Jinxiang Lu related to our senior convertible notes

In connection with our issuance and sale of the senior convertible notes and warrants, we and Mr. Jinxiang Lu, our Chairman and Chief Executive Officer, entered into a put agreement with each of the buyers of the notes, pursuant to which, under certain circumstances, the buyers may exchange their notes and warrants for certain common shares owned by Mr. Lu in the event we are unable to issue such common shares.  Mr. Lu pledged 6,000,000 of his shares upon closing of the sale of the notes in connection with this put agreement.  We entered into a letter agreement pursuant to which we agreed to make Mr. Lu whole and reimburse Mr. Lu for any losses that Mr. Lu incurs if he is required to exchange his common shares.

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

Dividend Policy

Except as disclosed previously, we have never declared or paid any cash dividends on our common stock, nor do we have any present plan to pay any cash dividends on our common stock in the foreseeable future. See Item 3.A. “A. Selected Financial Data - Selected Statement of Operations Data.” We currently intend to retain most of our available funds and any future earnings to develop and expand our business. Any payment of dividends in the future will be at the discretion of our board of directors.

B.	Significant Changes

See Item 4.A “Information on the Company - History and Development of the Company – Our Wind Energy Business Operations” and “Recent-Developments.”

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

The following table provides the high and low market prices of our common stock, units and warrants, as reported on the NASDAQ Capital Market or the NASDAQ Global Select Market, as applicable, on an annual quarterly and monthly basis from January 22, 2008 through June 26, 2009.

	A-Power Common Stock		A-Power Units		A-Power Warrants
Period	High	Low	High	Low	High	Low
Annual High and Low
2008 (from January 22, 2008; through March 18 with respect to the units; through March 31 with respect to the warrants)	31.89	3.25	47.00	$25.96	$14.25	$6.83
Quarterly High and Low
First Quarter 2008 (from January 22, 2009; through March 18 with respect to the units; through March 31 with respect to the warrants)	$19.50	$11.96	$47.00	$25.96	$14.25	$6.83
Second Quarter 2008	$31.89	$14.11	n/a	n/a	n/a	n/a
Third Quarter 2008	$31.8	$8.03	n/a	n/a	n/a	n/a
Fourth Quarter 2008	$9.15	$3.25	n/a	n/a	n/a	n/a
First Quarter 2009	$6.38	$3.00	n/a	n/a	n/a	n/a
Second Quarter 2009 (through June 26)	$14.68	$3.92	n/a	n/a	n/a	n/a
Monthly High and Low
December 2008	$6.25	$3.50	n/a	n/a	n/a	n/a
January 2009	$6.38	$4.30	n/a	n/a	n/a	n/a
February 2009	$5.49	$3.21	n/a	n/a	n/a	n/a
March 2009	$5.04	$3.00	n/a	n/a	n/a	n/a
April 2009	$8.64	$3.92	n/a	n/a	n/a	n/a
May 2009	$12.75	$7.79	n/a	n/a	n/a	n/a
June 2009 (through June 26)	$14.68	$7.22	n/a	n/a	n/a	n/a

B.	Plan of Distribution

Not applicable.

C.	Markets

Our common stock currently trades on the NASDAQ Global Select Market under the symbol “APWR.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Charter

Our charter documents consist of our amended and restated memorandum of association and our amended and restated articles of association, or the memorandum and articles of association.  We may amend our memorandum and articles of association generally by a resolution of our shareholders.  We intend to hold an annual shareholder meeting in August, 2009.  During that meeting, we intend to propose certain amendments to the memorandum and articles of association for shareholder approval.  These amendments include giving our directors the power to amend the memorandum and articles of association.

The following description of certain provisions of our memorandum and articles of association does not purpose to be complete and is qualified in its entirety by our memorandum and articles of association included as Exhibits 3.1 and 3.2 to our amended Form 8-A (File No. 001-33820), filed with the SEC on January 18, 2008.

Corporate Powers

A-Power was incorporated under the BVI Business Companies Act, 2004 on May 14, 2007.  Pursuant to Section 5 of our memorandum of association, the objects for which we were established are unrestricted and we have full power and authority to carry out any objects not prohibited by the BVI Business Companies Act, 2004,  as the same may be revised from time to time, or any other law of the British Virgin Islands, except that we have no power to carry on banking or trust business, business as an insurance or reinsurance company, insurance agent or insurance broker, the business of company management, the business of providing the registered office or the registered agent for companies incorporated in the British Virgin Islands, or business as a mutual fund, mutual fund management or mutual fund administrator, unless we obtain certain licenses under the laws of the British Virgin Islands.

Board Composition

Pursuant to our memorandum and articles of association, the business of our company will be managed by our board of directors. Our articles of association provide for a classified board of directors, with the directors divided into three classes and the number of directors in each class being as nearly equal as possible; however our directors are not currently divided into classes, and we intend to seek shareholder approval at the 2009 annual meeting to amend the articles of association to delete these requirements from our articles of association.  Commencing with the first annual meeting of the shareholders, directors are elected for a term of office to expire at the third succeeding annual meeting of the shareholders after their election.  Each director will hold office until the expiration of his or her term of office and until his or her successor have been elected and qualified, or until his or her earlier death, resignation or removal by the shareholders or a resolution passed by the majority of the remaining directors.

In the interim between annual meetings of shareholders, or special meetings of shareholders called for the election of directors, newly created directorships and any vacancy on the board of directors may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum, or by the sole remaining director. A director elected to fill a vacancy resulting from death, resignation or removal of a director will serve for the remainder of the full term of the director whose death, resignation or removal will have caused such vacancy and until his successor will have been elected and qualified.

There is no cumulative voting by shareholders for the election of directors.  We do not have any age-based retirement requirement and we do not require our directors to own any number of shares to qualify as a director.

Board Meetings

Board meetings may be held at the discretion of the directors upon not less than 3 days notice. Decisions made by the directors at meetings shall be made by a majority of the directors.  There must be at least two directors at each meeting unless there is only one director.

Directors Interested in a Transaction

A director must, immediately after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by us, disclose such interest to the board of directors, but may vote on a matter related to the transaction, attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum and sign a document on behalf of the company, or do any other thin in his capacity as a director, that relates to the transaction.  A director is not required to disclose his interest in a transaction or a proposed transaction to our board of directors if the transaction or proposed transaction is between the director and us, or the transaction or proposed transaction is or is to be entered into the ordinary course of our business and on usual terms and conditions.

The directors may exercise all powers of our company to borrow money, mortgage or charge our undertakings and property, issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Our directors may, by resolution, fix the compensation of directors in respect of services rendered or to be rendered in any capacity to us.

A director may attend and speak at any meeting of the shareholders and at any separate meeting of the holders of any class of our shares.

Rights of Shares

We are currently authorized to issue 50,000,000 common shares of US$0.0001 par value each.  The common shares have one vote each and have the same rights with regard to dividends paid by the company and distributions of the surplus assets of the company.  We are also authorized to issue 1,000,000 preferred shares of US$0.0001 par value each.  We intend to seek shareholder approval at the 2009 annual meeting to amend the Articles of Association to increase the number of authorized common shares to 150,000,000.

The directors may, subject to the BVI Business Companies Act, 2004, by amending the memorandum of association and/or the articles of association, determine the rights related to any preferred shares that we may issue.  The directors may redeem any of our outstanding shares at a premium.

Issuance of Shares; Variation of Rights of Shares

Our articles of association provide that directors may offer, allot, grant options over or otherwise dispose of our unissued shares to such persons at such times and for such consideration and upon such terms and conditions as the directors may determine, subject to approval by the shareholders.

Without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, we may issue shares, subject to approval by the shareholders, with such preferred, deferred or other special rights or such restrictions, whether in regard to dividend, voting or otherwise, as the directors from time to time may determine.

We intend to seek shareholder approval at the 2009 annual meeting to amend the articles of association to delete these shareholder approval requirements.

If we issue shares of more than one class, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied with the consent in writing of the holders of not less than three-fourths of the issued shares of that class and the holders of not less than three-fourths of the issued shares of any other class of shares which may be affected by such variation.  The rights conferred upon the holders of the shares of any class issued with preferred or other rights will not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

Shareholders Meetings

Under our memorandum and articles of association, we are required to hold an annual meeting of shareholders each year at such date and time determined by our directors.  Special meetings of shareholders may be called pursuant to board resolution or the written request of shareholders holding more than 30% of the votes of our outstanding voting shares.  Written notice of meetings of shareholders must be given to each shareholder entitled to vote at a meeting not fewer than 10 nor more than 60 days prior to the date of the meeting.  The written notice will state the place, time and business to be conducted at the meeting.  The shareholders listed in our share register on the date prior to the date the notice is given shall be entitled to vote at the meeting, unless the notice provides a different date for determining the shareholders who are entitled to vote and that date is not fewer than 10 nor more than 60 days prior to the date of the meeting and not more than 10 days after notice is given.

Business to be transacted at a shareholder meeting must be either described in the notice of the meeting sent by the board of directors, brought by or at the direction of the board of directors at the meeting or brought by shareholders.  Shareholders may bring business at a meeting by sending notice to our primary office not fewer than 60 nor more than 90 days prior to the date of the meeting.  If we provide less than 70 days notice of our shareholder meeting, shareholders may provide notice of business they wish to bring within 10 days after the public disclosure or notice.

A meeting of shareholders held without proper notice will be valid if shareholders holding 90% majority of the total number of shares entitled to vote on all matters to be considered at the meeting, or 90% of the votes of each class or series of shares where shareholders are entitled to vote thereon as a class or series, together with an absolute majority of the remaining votes, have waived notice of the meeting and, for this purpose, presence of a shareholder at the meeting is deemed to constitute a waiver.  The inadvertent failure of the directors to give notice of a meeting to a shareholder, or the fact that a shareholder has not received notice, will not invalidate a meeting.

Shareholders may vote in person or by proxy.  No business may be transacted at any meeting unless a quorum of shareholders is present.  A quorum consists of the presence in person or by proxy of holders entitled to exercise at least 50% of the voting rights of the shares of each class or series of shares entitled to vote as a class or series thereon and the same proportion of the votes of the remaining shares entitled to vote thereon.

Changes in Capital

Subject to the provisions of the BVI Business Companies Act, 2004, we may, by a resolution of shareholders, amend our memorandum and articles of association to increase or decrease the number of shares authorized to be issued.  Our directors may, by resolution, authorize a distribution by us at a time, of an amount, and to any shareholders they think fit if they are satisfied, on reasonable grounds, that we will, immediately after the distribution, satisfy the solvency test as set forth in the BVI Business Companies Act, 2004, which requires that the value of a company's assets exceeds its liabilities, and the company is able to pay its debts as they fall due.

Indemnification

Subject to the provisions of the BVI Business Companies Act, 2004, we may indemnify any person who (a) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of our company; or (b) is or was, at our request, serving as a director of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise, against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings.

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

The People’s Republic of China

Registered restrictions on Foreign Currency Exchange

Pursuant to existing foreign currency exchange regulations in the PRC, including the Foreign Currency Administration Rules promulgated on January 29, 1996 and amended on August 1 ,2008 and various regulations issued by the State Administration of Foreign Exchange (“SAFE”), RMB is a freely convertible currency and no limitation to the international receipt and payment and transfer to the extent of current account items on the basis of the true and legal transacts. Payments for transactions that take place within the PRC must be made in RMB. PRC companies can repatriate foreign currency payments received from abroad or keep the payment offshore in accordance with the conditions, however, in certain circumstances, the formal prior approval from SAFE or its local branch is needed. Foreign Invested Enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by SAFE or its local branch. But we have no idea if the aforementioned regulations are changed some day and unless otherwise approved, domestic enterprises will have to convert all of their foreign currency receipts into RMB.

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

E.	Taxation

The following summary of the material British Virgin Islands, PRC and United States federal income tax consequences of an investment in our common stock is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change, and does not constitute legal or tax advice. This summary does not deal with all possible tax consequences relating to an investment in our common stock, such as the tax consequences under state, local and other tax laws.

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

People’s Republic of China

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

United States

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of an investment in our common stock. This discussion applies only to U.S. Holders that hold shares of our common stock as capital assets. This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•      banks;

•      financial institutions;

•      insurance companies;

•      regulated investment companies;

•      real estate investment trusts;

•      broker dealers;

•      traders that elect to mark-to-market;

•      tax-exempt entities;

•      U.S. expatriates;

•      persons liable for alternative minimum tax;

•	persons holding our common stock as part of a straddle, hedging, conversion or integrated transaction;

•	holders that actually or constructively own 10% or more of our voting stock;

•	persons that have a “functional currency” other than the U.S. dollar;

•	persons holding our common stock through partnerships or other pass-through entities; or

•	persons who acquired our common stock pursuant to the exercise of any employee stock option or otherwise as compensation.

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

If a partnership holds shares of our common stock, the consequences to a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership holding our common stock should consult its own tax adviser regarding the U.S. tax consequences of its investment in our common stock through the partnership. This discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations.

Dividends

Subject to the discussion below under “—Passive Foreign Investment Company,” the gross amount of our distributions to you with respect to our common stock generally will be included in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent the amount of such distribution exceeds our current and accumulated earnings and profits as so computed, it will be treated first as a non-taxable return of capital to the extent of your adjusted tax basis in our common stock and, to the extent the amount of such distribution exceeds such adjusted tax basis, will be treated as gain from the sale of such common stock. We, however, may not calculate earnings and profits in accordance with U.S. tax principles. In this case, all distributions by us to U.S. Holders will generally be treated as dividends. The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

Certain dividends received by non-corporate U.S. Holders, including individuals, in taxable years beginning before January 1, 2011, generally will be subject to a maximum income tax rate of 15%. This reduced income tax rate is applicable to dividends paid by “qualified foreign corporations” and only with respect to common stock held for a minimum holding period of at least 61 days during a specified 121-day period, and if certain other conditions are met. We are considered a qualified foreign corporation with respect to our common stock because our stock is listed on the NASDAQ. Accordingly, subject to the discussions below under “—Passive Foreign Investment Company,” dividends paid by us with respect to our common stock generally should be eligible for the reduced income tax rate. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC resident enterprise under the New EIT Law (see discussion under “The People’s Republic of China – Restrictions on Dividend Distribution”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC. If we are eligible for such benefits, dividends we pay on the common stock would be eligible for the reduced rate even if our shares were not traded on a U.S. stock exchange.

The U.S. Treasury Department has announced its intention to promulgate rules pursuant to which holders of our common stock and intermediaries through whom such common stock is held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends eligible for the reduced rate, described above. Because such rules have not yet been issued, it is not clear whether we will be in a position to comply with them. Investors should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our common stock.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our common stock will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”  Furthermore, in certain circumstances, if you have held our common stock for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for any PRC withholding taxes imposed on dividends paid on our common stock.

In the event that we are deemed to be a PRC resident enterprise under the New EIT Law (see discussion under “The People’s Republic of China – Restrictions on Dividend Distributions”), you may be subject to PRC withholding taxes on dividends paid to you with respect to our common stock. In that case, however, you may be able to obtain a reduced rate of PRC withholding taxes under the treaty between the United States and the PRC if certain requirements are met. In addition, subject to generally applicable limitations, PRC withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. Investors should consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

If we make a distribution in a currency other than U.S. dollars, you will be considered to receive the U.S. dollar value of the distribution determined at the spot U.S. dollar rate for the foreign currency on the date such distribution is received by you regardless of whether you convert the distribution into U.S. dollars.  Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in your income to the date you convert the distribution in U.S. dollars will be treated as ordinary income or loss from U.S. sources.

A distribution of additional common stock to U.S. Holders with respect to our common stock that is made as part of a pro rata distribution to all shareholders generally will not be subject to U.S. federal income tax.

Taxation of Disposition of Our Common Stock

Subject to the discussion below under “—Passive Foreign Investment Company,” you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share of our common stock equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the share. Your tax basis in a share of our common stock generally will equal to the cost of such share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes.

In the event that we are deemed to be a PRC "resident enterprise" under PRC tax law, you may be eligible for the benefits of the income tax treaty between the United States and the PRC. Under that treaty, if any PRC tax was to be imposed on any gain from the disposition of common stock, the gain may be treated as PRC-source income. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of our common stock, including the availability of the foreign tax credit under their particular circumstances.

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

For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Based on the composition of our assets and income and the current expectations, we believe that we should not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2008 taxable year and we do not intend or anticipate becoming a PFIC for 2009 or any future taxable year. The determination of PFIC status is a factual determination that must be made annually at the close of each taxable year.  Changes in the nature of our income or assets, or a decrease in the trading price of the our common stock may cause us to be considered a PFIC in the current or any subsequent year. As noted above, there can be no certainty in this regard with regard to 2009 until the close of this taxable year.

If we are a PFIC for any year during which you hold our common stock, we generally will continue to be treated as a PFIC for all succeeding years during which you own our common stock.

If we are a PFIC in any year during which you own our common stock, you may experience certain adverse tax consequences.  You could be liable for additional taxes and interest charges upon (i) distributions received by you with respect to our common stock during the year, but only to the extent that the aggregate of the distributions for the taxable year exceeds 125% of the average amount of distributions received by you in the preceding three years, or (ii) upon a sale or other disposition of a share of our common stock at a gain, whether or not we continue to be a PFIC (each an “excess distribution”). The tax will be determined by allocating the excess distribution ratably to each day you held our common stock. The amount allocated to the current taxable year and any taxable year with respect to which we were not a PFIC will be taxed as ordinary income (rather than capital gain) earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates applicable to ordinary income for such taxable years and, in addition, an interest charge will be imposed on the amount of such taxes.

If we were to become a PFIC, these adverse tax consequences may be avoided if a U.S. Holder is eligible to and does elect to annually mark-to-market our common stock. If you make a mark-to-market election with respect to your shares of our common stock, you will generally include as ordinary income the excess, if any, of the fair market value of your shares at the end of each taxable year over their adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of your shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Any gain recognized on the sale or other disposition of your shares of our common stock will be treated as ordinary income. The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in the applicable Treasury regulations.  Our common stock is listed on NASDAQ, and we expect, although no assurance can be given, that such stock will be regularly traded on that exchange.

Your adjusted tax basis in your shares of our common stock will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless our common stock is no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. U.S. Holders are urged to consult their tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in their particular circumstances.

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

If you hold shares of our common stock in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the shares and any gain realized on the disposition of the shares.  The reduced tax rate for dividend income, as discussed above under “Dividends,” is not applicable to a dividend paid by us if we are a PFIC for either the year the dividend is paid or the preceding year.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an appreciation of the RMB against the U.S. dollar of approximately 3.3% in 2006, 6.5% in 2007 and 6.5% in 2008. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

In addition, the RMB is not a freely convertible currency. Our subsidiaries are allowed to pay outstanding current account obligations in foreign currency but must present the proper documentation to a designated foreign exchange bank. There is no certainty that all future local currency can be repatriated.

Industrial Environment and National Industrial Development Policies

We are highly sensitive to industry environment changes and state industrial development policies. China’s State industrial development policies have established clear targets for market capacities of power generation and renewable energy in the short and long run. These policies are crucial to our development. At present, State policies are favorable to our development. If the government ceases supporting the distributed power generation market or the wind energy market, however, it would bring about a negative impact on our operating results in the next few years.

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

On January 18, 2008, Chardan’s stockholders also approved the merger of Chardan with and into A-Power for the purpose of redomestication of Chardan to the British Virgin Islands. Holders of Chardan units received one A-Power unit for every Chardan unit. Holders of Chardan common stock received one share of A-Power stock for every share of Chardan common stock. Holders of Chardan warrants received one A-Power warrant for every Chardan warrant. The holder of the unit purchased option issued by Chardan to the representative of the underwriters in its initial public offering in August 2005 received an equivalent option from A-Power. As a result of A-Power’s issuance of shares to Mr. Lu as consideration for all the issued and outstanding common shares of Head Dragon Holdings, the former Chardan stockholders’ interests were diluted so that they only owned approximately 35% of A-Power.

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

Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and Chief Operating Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15(d)-15(e) under the Exchange Act) as of December 31, 2008.  Disclosure controls and procedures are those practices and procedures that are designed to ensure that information required to be disclosed in the reports that we file and submit under the Exchange Act (i) is recorded, processed, summarized and reported as and when required and (ii) is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.  Based on the evaluation as of December 31, 2008, our Chief Executive Officer and Chief Operating Officer have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were not effective, primarily due to the material weaknesses in our internal controls, as discussed below.

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.  Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles.  Our internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the consolidated financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies may deteriorate.

Our management performed an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2008, utilizing the criteria described in the “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The objective of this assessment was to determine whether our internal control over financial reporting was effective as of December 31, 2008.  During management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008, management identified the material weaknesses described below.  A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.  Based on the assessment, and because of the material weaknesses described below, management concluded that our internal control over financial reporting was not effective as of December 31, 2008.

1.             Entity-Level Controls

As of December 31, 2008, management had sufficiently documented our control environment using the COSO internal control framework but concluded that such control activities were not appropriately designed and operating effectively as of December 31, 2008.  Specifically, management concluded that we did not have adequate controls with respect to: (i) oversight of the management and financial reporting by the Audit Committee, (ii) effective and continuous communication to employees of our commitment to appropriate business practices and standards, (iii) the lack of process and controls to ensure that business risks related to internal control over financial reporting are identified, investigated, and resolved in a timely manner (iv) in certain instances, the lack of written policies and procedures, including a formalized accounting policy that is applied to us and our subsidiaries, written policies of human resources and other written policies and procedures related to product/service pricing, purchase management and bank account management, and (v) insufficient capital resources to permit well performed monitoring of internal controls. Based on the deficiencies noted in the design and operating effectiveness of our control environment, management determined that we had an ineffective control environment.  Additionally, due to the deficiencies noted above management determined that the monitoring function, dissemination of information and communication, risk assessment function and control activities did not operate effectively. These deficiencies constitute a material weakness in the control environment, monitoring, information and communication, risk assessment, and control activities components of COSO. Each of these deficiencies individually constitutes a material weakness.

2.             Financial Closing and Reporting Process

We did not maintain effective controls over the financial reporting process and the underlying accounting processes due to the lack of sufficient experienced accounting personnel and formalized policies and procedures. This resulted in significant out-of-period adjustments to our consolidated financial statements. Specifically, controls were not effective to ensure that significant non-routine transactions, accounting estimates, and other adjustments were appropriately reviewed, analyzed and monitored by competent accounting staff on a timely basis. Additionally, some of the adjustments that have been recorded relate to account reconciliations not being performed effectively.

Notwithstanding the material weaknesses described above, management believes that there are no material inaccuracies or omissions of material fact and, to the best of its knowledge, believes that the consolidated financial statements included in this annual report present fairly, in all material respects, our financial position, results of operations, and cash flows for the periods presented in conformity with accounting principles generally accepted in the United States.

The effectiveness of our internal control over financial reporting has been audited by MSCM LLP, an independent registered public accounting firm that audited the consolidated financial statements included in this Annual Report on Form 20-F, as stated in their report which is included herein.

Remediation and Changes in Internal Controls

We are in the process of developing and implementing remediation plans to address our material weaknesses. We have taken the following actions to improve our internal control over financial reporting:

•
Management is now in the progress of drafting an updated code of conduct that is applicable for all management and employees  This code of conduct will address appropriate and inappropriate business practices and standards as well as a process by which to determine violations. This code of conduct will be reviewed and formally approved by the board.

•	Management will make efforts in communicate broadly the requirements of the code of conduct by posting it on our company’s website and providing training to all of our employees.

•
Our internal audit department, which is independent from management, is setting up and will maintain a reporting channel for violations of the code; and, under the direction of the Audit Committee, will be responsible for investigating reported violations;

•	A means of contacting the Audit Committee Chairman will be included in the code of conduct; reported violations made through the reporting channel will be communicated directly to the Audit Committee;

•
As an initial step in March 2009, we hired a new Vice President of Finance to bring focused attention to the improvement of our financial and reporting controls. The Vice President of Finance is in the progress of setting up a Corporate Accounting Department with consolidation and financial reporting function in Beijing, the city where experienced and talented accounting personnel resources are more available than in Shenyang, our headquarters.

•
In May, 2009, we hired a permanent Chief Financial Officer to replace our Interim Chief Financial Officer to lead our Corporate Accounting Department. We anticipate that there will be a three month transition during which time our permanent Chief Financial Officer will assume the internal control functions from our former Interim Chief Financial Officer.

•	Management has commenced the recruitment, training and development of technical accounting personnel to improve the competencies of current financial personnel.

In addition, the following describes specific remediation actions to be taken to improve the internal controls over financial reporting:

1.   Actions to strengthen controls over the period-end financial reporting process include:

•	Improving period-end closing procedures by requiring all significant non-routine transactions to be reviewed by Corporate Accounting;

•	Ensuring that account reconciliations and analyses for significant financial statement accounts are reviewed for completeness and accuracy by qualified accounting personnel;

•	Implementing a process that ensures the timely review and approval of complex accounting estimates by qualified accounting personnel and subject matter experts, where appropriate;

•	Developing improved monitoring controls at Corporate Accounting and the operating units;

•
Enhancing pre and post-closure communications processes to facilitate early identification, resolution and conclusions of accounting treatment of business transactions to assure large and complex transactions are appropriately accounted for; and

•	Initiating re-design of our consolidation process.

2.    Actions to strengthen the controls over written policies and procedures include:

•	Assigning specific personnel to screen and prioritize policies and procedures that should be developed or updated;

•	Identifying the gaps between current procedures and “best practices” with assistance of external qualified consultants;

•	Initiating the process of drafting policies and procedures addressing the remediation suggestions over control gaps identified; and

•	Management reviewing and approving the policies and procedures developed and monitoring the effectiveness of execution.

3.   Although management was committed to setting up our internal audit functions, we were not able to sufficient internal audit resources during 2008 due to a scarcity of qualified personnel in the region.  Actions to strengthen the internal audit function include:

•	Increased efforts to hire qualified resources through diversified channels, including engaging recruitment agents and issuing recruitment advertisements.

•
Active involvement of the Audit Committee in the hiring process and ongoing monitoring by the Audit Committee of the operation of the internal audit department and guidance on the work direction of the internal audit department.

•
Enhanced oversight by the Audit Committee of the internal control over financial reporting through, among other methods, the review of internal audit report and internal control assessments made by the internal audit department.

Our management will continue to monitor and evaluate the effectiveness of our disclosure controls and procedures and our internal control over financial reporting, on an ongoing basis, and is committed to taking further action and implementing additional improvements, as necessary and as funds allow.  However, our management cannot guarantee that the measures taken or any future measures will remediate the material weaknesses identified or that any additional material weaknesses or significant deficiencies will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting.

Changes in Internal Control over Financial Reporting

Other than the changes described in “Management's Report on Internal Control Over Financial Reporting” above, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2008, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Our independent registered public accounting firm, who audited the financial statements included in this annual report on Form 20-F, has issued an attestation report on management’s assessment of the effectiveness of our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and

Stockholders of A-Power Generation Systems, Ltd.

We have audited A-Power Generation Systems, Ltd.’s  internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). A-Power Generation Systems, Ltd.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Managements’ Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

As described in Managements’ Annual Report on Internal Control over Financial Reporting, management has concluded that the Company did not maintain effective control over financial reporting as of December 31, 2008 due to pervasive control deficiencies and material weaknesses. The existence of pervasive control deficiencies and material weaknesses impair the effectiveness of other controls by rendering their design ineffective or by keeping them from operating effectively. As stated in management’s report, the pervasive deficiencies identified include both entity level and financial closing and reporting processes and consisted of inadequate controls with respect to (1) oversight of financial reporting, (2) communication of appropriate business practices and standards, (3) assessment of business risks, (4) written policies and procedures, (5) monitoring of internal controls and, (6) the financial reporting process and the underlying accounting processes. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2008 financial statements, and this report does not affect our report dated May 31, 2009 on those financial statements.

In our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, A-Power Energy Generation Systems, Ltd. has not maintained effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets and the related consolidated statements of income and comprehensive income, stockholders’ equity, and cash flows of A-Power Energy Generation Systems, Ltd., and our report dated May 31, 2009 expressed an unqualified opinion.

/s/ MSCM LLP
MSCM LLP
Toronto, Canada
May 31, 2009

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

See Item 6.C, “Directors, Senior Management and Employees — Board Practices – Committees of the Board of Directors – Audit Committee.”

ITEM 16B.	CODE OF ETHICS

Effective as of the consummation of our business combination with Head Dragon Holdings, our board of directors adopted a Code of Conduct and Policy Regarding Reporting of Possible Violations, which is applicable to all of our directors, officers, full and part time employees and contract workers. A Code of Ethics for Senior Officers, which is applicable to our chief executive officer, chief financial officer and controller, forms a part of our Code of Conduct. Our Code of Conduct was filed with the SEC as an exhibit to our Annual Report for the year ended December 31, 2007.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

During 2008, our registered independent public accountant was MSCM LLP, or MSCM.  During 2007, Chardan’s independent accountant was Goldstein Golub Kessler LLP, or GGK, and Head Dragon Holdings’ principal external accountant was MSCM.  The following table sets forth the aggregate fess by category as specified below paid by us to MSCM, by Chardan to GGK and by Head Dragon Holdings to MSCM in connection with certain professional services rendered by such firms for the annual periods indicated.

	MSCM	GGK	MSCM
	2008	2007	2007
Audit Fees (1)	CDN$302,390	US$63,211	US$340,345
Audit-Related Fees	-	-	-
Tax Fees	CDN$ 9,500	-	-
All Other Fees	-	-	-

(1)
“Audit fees” means the aggregate fees billed for professional services rendered for the audit of annual financial statements, the interim review of quarterly financial statements and services that are normally provided by a principal external auditor in connection with statutory and regulatory filings or engagements including, in 2007, in connection with Chardan’s and A-Power’s registration statement on Form S-4 (File no. 333-142894).

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We do not have an equity securities repurchase program and did not repurchase any of our equity securities during the year ended December 31, 2008.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Nasdaq Marketplace Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” with respect to certain corporate governance matters. We are committed to a high standard of corporate governance and we endeavor to comply with Nasdaq corporate governance rules.

However, Nasdaq Marketplace Rule 5605(e) and IM-5605-7 requires among other things, that director nominees must be either selected, or recommended for the board’s selection by independent directors constituting a majority of the board’s independent directors in a vote in which only the independent directors participate or by a nomination committee comprised solely of independent directors. We did not have a nominating and corporate governance committee in 2008. Our board of directors has adopted a charter for a nominating and corporate governance committee, but has not yet appointed any members of the committee.

Nasdaq Marketplace Rule 5250(d)(1) requires each issuer to distribute to shareholders copies of an annual report containing audited financial statements of the company and its subsidiaries. It further requires that the report be distributed to shareholders a reasonable period of time prior to the company’s annual meeting of shareholders and that it be filed with Nasdaq at the time it is distributed to shareholders. Nasdaq Marketplace Rule 5620(a) and IM-5620 requires each issuer with a new listing that was not previously subject to a requirement to hold an annual meeting, to hold its first meeting within one-year after its first fiscal year-end.  Our common stock began trading on the Nasdaq Capital Market on January 22, 2008, and on the Nasdaq Global Select Market on June 2, 2008 and we did not hold an annual meeting in 2008.  Our first fiscal year-end after our listing is December 31, 2008 and we intend to hold an annual meeting in 2009.  However, we follow home country practice with respect to distribution to shareholders of copies of an annual report and holding of annual shareholder meetings.  We may hold annual meetings in future years if there are significant issues that require shareholder approval or if our memorandum and articles require us to do so, however, our home country practice under the laws of the British Virgin Islands does not required us to distribute to shareholders copies of our annual report nor does it require us to hold annual shareholder meetings.  In accordance with Nasdaq Marketplace Rule 5250(d)(1), we will post this annual report on Form 20-F on our company website at: http://investor.apowerenergy.com/annuals.cfm.  In addition, we will provide a hardcopy of our annual report free of charge to shareholders upon request.

PART III

ITEM 17.           FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.           FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.           EXHIBITS

Exhibit No.	Description of Document

1.1
Amended and Restated Memorandum of Association of A-Power Energy Generation Systems, Ltd. (incorporated by reference to Exhibit 3.1 of our current report on Form 8-A/A (file no. 001-33820-08538726) filed with the Securities and Exchange Commission on January 18, 2008)

1.2
Amended and Restated Articles of Association of A-Power Energy Generation Systems, Ltd. (incorporated by reference to Exhibit 3.2 from our current report on Form 8-A/A (file no. 001-33820-08538726) filed with the Securities and Exchange Commission on January 18, 2008)

2.1
Form of Unit Purchase Option granted to EarlyBird Capital, Inc., as representative of the underwriters (incorporated by reference to Exhibit 4.4 of the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on May 17, 2005)

2.2
Amendment to Unit Purchase Option granted to EarlyBird Capital, Inc., as representative of the underwriters, dated April 16, 2007 (incorporated by reference to Exhibit 4.7 of the annual report on Form 10-KSB of Chardan South China Acquisition Corporation (file no. 000-51432-07771156) filed with the Securities and Exchange Commission on April 17, 2007)

2.3
Form of Warrant Agreement between Continental Stock Transfer & Trust Company and A-Power Energy Generation Systems, Ltd. (as successor to Chardan South China Acquisition Corporation) (incorporated by reference to Exhibit 4.5 of Amendment No. 3 to the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on July 28, 2005)

2.4
Warrant Clarification Agreement with Continental Stock Transfer & Trust Company, dated April 16, 2007 (incorporated by reference to Exhibit 4.6 of the annual report on Form 10-KSB of Chardan South China Acquisition Corporation (file no. 000-51432-07771156) filed with the Securities and Exchange Commission on April 17, 2007)

2.5
Registration Rights Agreement among A-Power Energy Generation Systems, Ltd. (as successor to Chardan China Acquisition Corp. III) and Li Zhang, Kerry Propper, Jiangnan Huang, Chardan Capital Partners and SUJG, Inc. (incorporated by reference to Exhibit 10.11 of the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on May 17, 2005)

4.1
Stock Purchase Agreement, dated April 14, 2007, between A-Power Energy Generation Systems, Ltd. (as successor to Chardan South China Acquisition Corporation and China Energy Technology Limited) and Jinxiang Lu (incorporated by reference to Annex A of the proxy statement/prospectus contained in the registration statement on Form S-4 (file no. 333-142894) originally filed with the Securities and Exchange Commission on May 11, 2007)

4.2
Form of Agreement and Plan of Merger between Chardan South China Acquisition Corporation and China Energy Technology Limited (incorporated by reference to Exhibit 2.2 of our registration statement on Form S-4 (file no. 333-142894) filed with the Securities and Exchange Commission on May 11, 2007)

4.3
Investment Management Trust Agreement between A-Power Energy Generation Systems, Ltd. (as successor to Chardan China Acquisition Corp. III) and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.7 of the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on May 17, 2005)

4.4
Form of Stock Escrow Agreement among A-Power Energy Generation Systems, Ltd. (as successor to Chardan China Acquisition Corp. III), Continental Stock Transfer & Trust Company, and Li Zhang, Kerry Propper, Jiangnan Huang, Chardan Capital Partners and SUJG, Inc. (incorporated by reference to Exhibit 10.8 of the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on May 17, 2005)

4.5
Letter Agreement between Chardan China Acquisition Corp. III and Chardan Capital, LLC regarding administrative support for period between initial public offering and effective date of business combination or liquidation of Chardan China Acquisition Corp. III (incorporated by reference to Exhibit 10.9 of the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on May 17, 2005)

4.6
Letter Agreement, dated April 30, 2005, among A-Power Energy Generation Systems, Ltd. (as successor to Chardan China Acquisition Corp. III), EarlyBird Capital, Inc. and Dr. Richard D. Propper (incorporated by reference to Exhibit 10.1 of the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on May 17, 2005)

4.7
Letter Agreement, dated April 30, 2005, among A-Power Energy Generation Systems, Ltd. (as successor to Chardan China Acquisition Corp. III), EarlyBird Capital, Inc. and Li Zhang (incorporated by reference to Exhibit 10.2 of the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on May 17, 2005)

4.8
Letter Agreement, dated April 30, 2005, among A-Power Energy Generation Systems, Ltd. (as successor to Chardan China Acquisition Corp. III), EarlyBirdCapital, Inc. and Kerry Propper (incorporated by reference to Exhibit 10.3 of the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on May 17, 2005)

4.9
Letter Agreement, dated April 30, 2005, among A-Power Energy Generation Systems, Ltd. (as successor to Chardan China Acquisition Corp. III), EarlyBirdCapital, Inc. and Jiangnan Huang (incorporated by reference to Exhibit 10.4 of the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on May 17, 2005)

4.10
Letter Agreement, dated April 30, 2005, among A-Power Energy Generation Systems, Ltd. (as successor to Chardan China Acquisition Corp. III), EarlyBirdCapital, Inc. and Chardan Capital Partners (incorporated by reference to Exhibit 10.5 of the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on May 17, 2005)

4.11
Letter Agreement, dated April 30, 2005, among A-Power Energy Generation Systems, Ltd. (as successor to Chardan China Acquisition Corp. III), EarlyBirdCapital, Inc. and SUJG, INC. (incorporated by reference to Exhibit 10.6 of the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on May 17, 2005)

4.12
Cooperation Agreement, dated September 16, 2005, between Liaoning GaoKe Energy Group Company Limited and Tsinghua University (incorporated by reference to Exhibit 10.14 of Amendment No. 2 of our registration statement on Form S-4 (file no. 333-142894) filed with the Securities and Exchange Commission on October 11, 2007)

4.13
Cooperation Agreement, dated June 25, 2005, between Liaoning GaoKe Energy Group Company Limited and China Academic Sciences Guangzhou Energy Institute (incorporated by reference to Exhibit 10.15 of Amendment No. 2 of our registration statement on Form S-4 (file no. 333-142894) filed with the Securities and Exchange Commission on October 11, 2007)

4.14
A-Power Energy Generation Systems, Ltd. 2007 Equity Plan (incorporated by reference to Annex D of the proxy statement/prospectus contained in our registration statement on Form S-4 (file no. 333-142894) originally filed with the Securities and Exchange Commission on May 11, 2007)

4.15
Form of 2007 Equity Plan Notice of Grant of Stock Option and Stock Option Agreement (for participants resident in the PRC) (incorporated by reference to Exhibit 4.15 of our annual report on Form 20-F (file no. 001-33820) filed with the Securities and Exchange Commission on July 11, 2008)

4.16
Form of 2007 Equity Plan Notice of Grant of Stock Option and Stock Option Agreement (for U.S. participants) (incorporated by reference to Exhibit 4.16 of our annual report on Form 20-F (file no. 001-33820) filed with the Securities and Exchange Commission on July 11, 2008)

4.17
Form of 2007 Equity Plan Notice of Grant of Stock Option and Stock Option Agreement (for international participants resident outside the PRC) (incorporated by reference to Exhibit 4.17 of our annual report on Form 20-F (file no. 001-33820) filed with the Securities and Exchange Commission on July 11, 2008)

4.18
Form of Securities Purchase Agreement (incorporated by reference to Exhibit 99.2 from our current report on Form 6-K (file no. 001-33820) filed with the Securities and Exchange Commission on June 19, 2009)

4.19	Form of Senior Convertible Note (incorporated by reference to Exhibit 99.3 from our current report on Form 6-K (file no. 001-33820) filed with the Securities and Exchange Commission on June 19, 2009)

4.20	Form of Warrant (incorporated by reference to Exhibit 99.4 from our current report on Form 6-K (file no. 001-33820) filed with the Securities and Exchange Commission on June 19, 2009)

4.21	Form of Put Agreement (incorporated by reference to Exhibit 99.5 from our current report on Form 6-K (file no. 001-33820) filed with the Securities and Exchange Commission on June 19, 2009)

4.22	Form of the Pledge Agreement (incorporated by reference to Exhibit 99.6 from our current report on Form 6-K (file no. 001-33820) filed with the Securities and Exchange Commission on June 19, 2009)

4.23	Form of Letter Agreement (incorporated by reference to Exhibit 99.7 from our current report on Form 6-K (file no. 001-33820) filed with the Securities and Exchange Commission on June 19, 2009)

4.24
Form of Registration Rights Agreement (incorporated by reference to Exhibit 99.8 from our current report on Form 6-K (file no. 001-33820) filed with the Securities and Exchange Commission on June 19, 2009)

4.25	Form of the Voting Agreement (incorporated by reference to Exhibit 99.9 from our current report on Form 6-K (file no. 001-33820) filed with the Securities and Exchange Commission on June 19, 2009)

4.26	Form of the Lock-up Agreement (incorporated by reference to Exhibit 99.10 from our current report on Form 6-K (file no. 001-33820) filed with the Securities and Exchange Commission on June 19, 2009)

4.27*	License Agreement, dated May 23, 2007, between Liaoning GaoKe Energy Group Company Limited and Führlander AG

4.28*	License Agreement, dated January 12, 2009, by and among Liaoning GaoKe Energy Group Company Limited, Shenyang Lucky Wind Power Equipments Co., Ltd and Führlander AG

4.29*	License Agreement, dated February 16, 2007, between Liaoning GaoKe Energy Group Company Limited and Norwin A/S

4.30*	License Agreement, dated January 12, 2009, by and among Liaoning GaoKe Energy Group Company Limited, Shenyang Gold Lucky Electric Power Equipments Co., Ltd and Norwin A/S

8.1*	List of Subsidiaries

11.1
Code of Conduct and Policy Regarding Reporting Possible Violations (incorporated by reference to Annex G of the proxy statement/prospectus contained in our registration statement on Form S-4 (file no. 333-142894) originally filed with the Securities and Exchange Commission on May 11, 2007)

12.1*	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*±	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*±	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1*	Consent of MSCM LLP

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
Jinxiang Lu
Chairman of the Board and Chief Executive Officer
Date: June 30, 2009

A-POWER ENERGY GENERATION SYSTEMS, LTD. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of A-Power Energy Generation Systems, Ltd.

We have audited the accompanying consolidated balance sheets of A-Power Energy Generation Systems, Ltd. (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of income and comprehensive income, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008.  The Company’s management is responsible for these financial statements.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States).  The Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 31, 2009 expressed an adverse opinion.

/s/ MSCM LLP
MSCM LLP
Toronto, Canada
May 31, 2009 except for Note 27 that is of June 18, 2009

A-Power Energy Generation Systems, Ltd. and Subsidiaries

Consolidated Balance Sheets
(In Thousands of United States Dollars)
	December 31
	2008	2007
Assets
Current assets
Cash and cash equivalents	$44,518	$35,832
Restricted cash (note 4)	2,608	-
Accounts receivable, net of allowance for doubtful accounts of $Nil (2007 - $Nil) (note 5)	7,238	20,980
Prepayments, deposits, other receivables (note 6)	79,845	3,119
Costs and estimated earnings in excess of billings on uncompleted projects	2,094	-
Inventory (note 7)	8,723	-
Due from related parties (note 21)	1,297	760
Total current assets	146,323	60,691
Deferred income tax asset (note 19)	364	-
Accounts receivable, net of allowance for doubtful accounts of $Nil (2007 - $Nil) (note 5)	3,646	1,844
Construction in progress (note 9)	18,006	-
Property, plant and equipment, net accumulated depreciation of $959 (2007 - $530) (note 8)	14,312	2,502
Intangible assets (note 10)	12,564	-
Deposits on intangible assets (note 11)	10,322	4,140
Total assets	$205,537	$69,177
Liabilities and Stockholders’ Equity
Current liabilities
Bank loans (note 12)	$-	$960
Accounts payable	12,909	16,611
Other payables and accrued liabilities (note 13)	17,227	1,437
Customer deposits	13,350	2,480
Billings in excess of costs and estimated earnings on uncompleted projects	4,022	-
Due to related parties (note 21)	1,320	1,104
Income and business taxes payable (note 19)	742	51
Notes payable (note 14)	-	15,000
Total liabilities	49,570	37,643
Minority interest (note 15)	658	256

Commitments and contingencies (notes 22)
Stockholders' equity
Common shares, 50,000,000 authorized with par value of $0.0001 per share, 33,706,938 shares issued (2007 –14,350,000 authorized with par value of $0.128 (H.K.$1) per share, 13,000,000 shares issued)(note 16)	3	1
Preferred shares, Nil authorized, Nil shares issued (2007 – 650,000 authorized, each convertible into 1 common share, with par value of $0.128 (H.K.$1) per share, 650,000 shares issued) (note 16)	-	-
Additional paid-in capital	111,242	3,391
Accumulated other comprehensive income	6,578	2,016
Statutory reserves (note 17)	4,155	3,307
Retained earnings	33,331	22,563
Total stockholders’ equity	155,309	31,278
Total liabilities and stockholders’ equity	$205,537	$69,177

 The accompanying notes are an integral part of these consolidated financial statements.

A-Power Energy Generation Systems, Ltd. and Subsidiaries

Consolidated Statements of Income and Comprehensive Income
(In Thousands of United States Dollars, Except per Share Amounts)

	Years ended December 31,
	2008	2007	2006

Revenues	$264,866	$152,544	$98,705
Cost of sales and business taxes	227,990	131,987	85,915
Gross profit	36,876	20,557	12,790
Expenses
Selling, general and administrative expenses (note 21)	8,700	3,482	1,900
Income from operations	28,176	17,075	10,890

Other expense (income)
Interest costs	153	969	32
Finance costs	-	913	205
Other expense (income)	(966)	(250)	(72)

Income before provision for income taxes and minority interest	28,989	15,443	10,725
Provision for income taxes (note 19)	71	190	3,218
Income before minority interest	28,918	15,253	7,507
Minority interest in subsidiary (income) loss (note 15)	(402)	(39)	3
Net income	28,516	15,214	7,510

Other comprehensive income
Foreign currency translation adjustment	4,562	1,542	162

Comprehensive income	$33,078	$16,756	$7,672

Earnings per share (note 20):
Basic	$0.96	$1.17	$0.58
Diluted	$0.94	$1.17	$0.58

Weighted average number of shares outstanding:
Basic	29,824,158	13,000,000	13,000,000
Diluted	30,432,434	13,000,000	13,000,000

The accompanying notes are an integral part of these consolidated financial statements

A-Power Energy Generation Systems, Ltd. and Subsidiaries

Consolidated Statements of Stockholders’ Equity
(In Thousands of United States Dollars)

	Common Shares	Share Value	Preferred Shares	Share Value	Additional paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Statutory Reserves	Retained Earnings	Total
Balance, December 31, 2006, without recapitalization effect	200,000	$26	-	$-	$641	$474	$1,463	$9,193	$11,797
Retroactive restatement to reflect recapitalization on January 18, 2008	12,800,000	(25)	-	-	25	-	-	-	-
Balance, December 31, 2006	13,000,000	1	-	-	666	474	1,463	9,193	11,797
Capital stock issued for cash	12,800,000	1,641	650,000	83	1,176	-	-	-	2,900
Issuance costs	-	-	-	(29)	-	-	-	-	(29)
Fair value adjustment on related party note payable	-	-	-	-	(146)	-	-	-	(146)
Foreign currency translation adjustment	-	-	-	-	-	1,542	-	-	1,542
Adjustment to statutory reserves	-	-	-	-	-	-	1,844	(1,844)	-
Net income	-	-	-	-	-	-	-	15,214	15,214
Retroactive restatement to reflect recapitalization on January 18, 2008	(12,800,000)	(1,641)	(650,000)	(54)	1,695	-	-	-	-
Balance, December 31, 2007	13,000,000	1	-	-	3,391	2,016	3,307	22,563	31,278
Recapitalization in connection with Share Exchange Transaction	7,000,000	1	-	-	-	-	-	-	1
Conversion of preferred stock to common stock in connection with Share Exchange Transaction	650,000	-	-	-	-	-	-	-	-
Paid in capital of acquiree recorded in connection with Share Exchange Transaction	-	-	-	-	30,968	-	-	-	30,968
Capital stock issued as an exercise of option	190,635	-	-	-	-	-	-	-	-
Warrants redeemed	11,866,303	1	-	-	59,328	-	-	-	59,329
Merger related shares issued re 2007 performance	1,000,000	-	-	-	12,600	-	-	(12,600)	-
Incentive shares issued re 2008 performance	-	-	-	-	4,300	-	-	(4,300)	-
Share based compensation options issued to employees	-	-	-	-	836	-	-	-	836
Elimination of acquiree opening deficit	-	-	-	-	(181)	-	-	-	(181)
Foreign currency translation adjustment	-	-	-	-	-	4,562	-	-	4,562
Adjustment to statutory reserves	-	-	-	-	-	-	848	(848)	-
Net income	-	-	-	-	-	-	-	28,516	28,516
Balance, December 31, 2008	33,706,938	$3	-	$-	$111,242	$6,578	$4,155	$33,331	$155,309

The accompanying notes are an integral part of these consolidated financial statements.

A-Power Energy Generation Systems, Ltd. and Subsidiaries

Consolidated Statements of Cash Flows
(In Thousands of United States Dollars)

	Years ended December 31,
	2008	2007	2006
Cash flows from operating activities:
Net income	$28,516	$15,214	$7,510

Adjustments to reconcile net income to cash provided by (used in) operating activities:
Stock-based compensation	836	-	-
Amortization	385	187	201
Accretion on promissory note	-	192	205
Issuance cost	-	721	-
Future income tax recovery	(358)	-	(133)
Payment to a supplier by a non-monetary item	-	16	-
Gains from disposition of plant and equipment	-	(5)	-
Minority interest	402	39	(3)

Changes in operating assets and liabilities:
Accounts receivable	13,345	(16,295)	3,317
Costs and estimated earnings in excess of billings on uncompleted contracts	(2,056)	834	-
Prepayments, deposits and other receivables	(66,010)	18,623	(13,239)
Inventory	(8,565)	-	3,875
Accounts payable and accrued liabilities	(3,588)	11,815	1,488
Customer deposits	10,505	(7,110)	4,332
Billings in excess of costs and estimated earnings on uncompleted contracts	3,949	-	-
Income and business taxes payable	320	(3,119)	1,947
Net cash (used in) provided by operating activities	(22,319)	21,112	9,500

Cash flows from investing activities:
Increase in restricted bank balances	(2,608)	-	-
Proceeds from sale of property, plant and equipment	-	-	3,581
Purchase of property, plant and equipment	(6,091)	(495)	(26)
Payments of deposits on intangible assets	(6,575)	(4,124)	-
Purchase of intangible assets	(3,750)	-	-
Construction in progress	(17,681)	-	-
Loans to third parties	(8,873)	-	-
Cash received from Chardan upon recapitalization	31,748	-	-
Liabilities assumed from A-Power	(1,008)	-	-
Net cash (used in) provided by investing activities	(14,838)	(4,619)	3,555

A-Power Energy Generation Systems Ltd. and Subsidiaries

Consolidated Statements of Cash Flows (continued)
(In Thousands of United States Dollars)

	Years ended December 31,
	2008	2007	2006
Cash flows from financing activities:
Proceeds from bank loans	-	-	29
Proceeds from share capital, net of cost	59,330	2,871	-
Proceeds from notes payable, net of cost	-	14,279	-
Guarantee deposits on note payable	-	-	2,375
Repayment of bank loans	(1,008)	-	-
Repayment of notes payable	(15,000)	-	-
Repayments of related party notes	-	(7,301)	(2,808)
Due to related parties	128	(12)	118
Due to shareholder	-	194	-
Payment of dividends	-	-	(5,019)
Net cash provided by (used in) financing activities	43,450	10,031	(5,305)

Effect of exchange rate change	2,393	791	467
Net increase in cash and cash equivalents	8,686	27,315	8,217

Cash and cash equivalents, beginning of period	35,832	8,517	300
Cash and cash equivalents, end of period	$44,518	$35,832	$8,517

Supplemental disclosures of cash flow information:
Interest paid	$1,035	$65	$28
Taxes paid	-	60	1,405

The accompanying notes are an integral part of these consolidated financial statements.

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Year Ended December 31, 2008)
(In Thousands of United States dollars, Except per Share Amounts)

1.	Nature of Operations and Basis of Presentation (Summary of Organization)

A-Power Energy Generation Systems, Ltd. (“A-Power” or the “Company”), formerly known as China Energy Technology Limited, was established under the laws of the British Virgin Islands (“BVI”) on May 14, 2007, as a subsidiary of Chardan South China Acquisition Corporation (“Chardan”).  Its purposes were to merge with Chardan and to hold a 100% interest in Head Dragon Holdings Limited (“Head Dragon”) upon the completion of a reverse acquisition transaction with recapitalization (the “1/18/08 Transaction”), as described in Note 3 to the consolidated financial statements.  As of December 31, 2008, details of the Company’s subsidiaries are as follows:

Name of company	Place of incorporation	Date of incorporation	Percentage of ownership interest attributable to the Company		Principal activity segment
			Directly	Indirectly

Head Dragon Holdings Limited (“Head Dragon”)	Hong Kong	June 2006	100%	-	Investment holding

Easy Flow Limited (“Easy Flow”)	Hong Kong	June 2007	100%	-	Investment holding

Liaoning GaoKe Energy Group Company Limited (“GaoKe Energy”)	People’s Republic of China (“PRC”)	March 2003	-	100%	Construction of distributed power generation systems

Liaoning GaoKe (High-Tech) Energy Saving and Thermoelectricity Design Research Institute (“GaoKe Design”)	PRC	May 2003	-	51%	Design of distributed power generation systems

Liaoning International Construction and Engineering Group Limited (“LICEG Ltd.”)	PRC	August 2007	-	90%	Construction of infrastructure, industrial buildings, and residential real estate properties

Shenyang (Ruixiang) Lucky Wind Power Equipments Co., Ltd. (“Ruixiang”)	PRC	July 2007	-	100%	Manufacture of wind energy turbines

Shenyang (Jinxiang) Gold Luck Electric Power Equipment Co., Ltd. (“Jinxiang”)	PRC	January 2008	-	80%	Manufacture of wind energy turbines

Head Dragon was incorporated in June 2006 in Hong Kong to act as a holding company for its 100% subsidiary, GaoKe Energy.  Prior to the reverse acquisition of A-Power, Head Dragon was wholly-owned by Mr. Jinxiang Lv, the current Chief Executive Officer of the Company.

Easy Flow was incorporated in June 2007 in Hong Kong to act as a holding company for its 100% subsidiary, Ruixiang, and its 80% subsidiary, Jinxiang.  Easy Flow and its subsidiaries were owned by the current Chief Operation Officer of the Company on behalf of A-Power.  The ownership was transferred to A-Power in June 2008 at a nominal cost.

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Year Ended December 31, 2008)
(In Thousands of United States dollars, Except per Share Amounts)

GaoKe Energy was incorporated in the PRC in March 2003 as a construction company specializing in new energy or renewable energy power-stations and micro-power networks within the PRC.  GaoKe Energy became a 100% subsidiary of Head Dragon in June 2006.  Thereafter, GaoKe Energy has been a Foreign Investment Enterprise starting from January 1, 2007.  GaoKe Energy is a 51% owner of its subsidiary GaoKe Design, and a 90% owner of its subsidiary, LICEG Ltd.  Prior to the sale to Head Dragon, GaoKe Energy was wholly-owned by Mr. Jinxiang Lv.

GaoKe Design was incorporated in the PRC in May 2003 as a design company specializing in new energy or renewable energy power-stations and micro-power networks.  GaoKe Design was incorporated as a 51% subsidiary of GaoKe Energy with minority ownership of 36% held by Mr. Jinxiang Lv, and 13% held by Ms. Haixue Yu, the wife of Mr. Jinxiang Lv.

LICEG, Ltd. was incorporated in August 2007 in the PRC as a construction company which holds a Class A construction license, enabling it to specialize in power and infrastructure projects of any size both domestically in the PRC and internationally.  LICEG, Ltd. was incorporated as a joint venture with 90% majority ownership held by GaoKe Energy and 10% minority ownership held by Liaoning International Construction and Engineering Group (“LICEG”), a PRC state-owned construction and engineering company.

Ruixiang was incorporated in July 2007 in the PRC as a manufacturing company specializing in the production of 2.7 MW wind turbines based on the technology of Fuhrlander AG, a German technology company.  Ruixiang was incorporated as a 100% subsidiary of Easy Flow and became an indirect 100% subsidiary of A-Power when Easy Flow was transferred to A-Power in June 2008.

Jinxiang was incorporated in January 2008 in the PRC as a manufacturing company specializing in the production of 750 kW and 225 kW wind turbines based on the technology of Norwin A/S, a Danish technology company.  Jinxiang was incorporated as an 80% subsidiary of Easy Flow with minority ownership of 15% held by Norwin A/S and 5% held by Mr. Antos Glogowski, an independent consultant.  Jinxiang became an indirect 80% subsidiary of A-Power when Easy Flow was transferred to A-Power in June 2008.

Since the current Chief Operation Officer of A-Power owned Easy Flow on behalf of the Company before the ownership transfer in June 2008, Easy Flow and its subsidiaries were consolidated within A-Power’s financial statements throughout the year ended December 31, 2008.

All the operating subsidiaries as described above are engaged in businesses in the PRC.

2.	Summary of Significant Accounting Policies

Principle of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries.   All significant intercompany transactions and balances are eliminated during the consolidation process.  These consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Foreign currency translation

The functional currency of the Company’s operating unit subsidiaries is the Chinese Yuan Renminbi (“RMB”), and the functional currency of the Company and its holding company subsidiaries is the U.S. Dollar.  The accompanying consolidated financial statements have been translated as necessary and presented in U. S. Dollars according to SFAS No. 52, “Foreign Currency Translation.”  In accordance with SFAS No. 52, all assets and liabilities were translated at the current exchange rate at the balance sheet date, stockholders' equity was translated at the historical rates, and the consolidated statements of income and comprehensive income and consolidated statements of cash flows were translated at the average exchange rate for the period.  At December 31, 2008, the assets and liabilities of the Company maintained in RMB were translated to U.S. Dollars at US $1.00 = RMB 6.8225 (US $1.00 = RMB 7.2946 and 7.8041 respectively at December 31, 2007 and 2006), and the consolidated statements of income and comprehensive income of the Company maintained in RMB was translated to U.S. Dollars at US $1.00 = RMB 6.9477 (US $1.00 = RMB 7.6072 and 7.9723 respectively in 2007 and 2006).  Adjustments resulting from the translation of financial statements from RMB into U.S. dollars are recorded in the consolidated statements of stockholders’ equity and the consolidated statements of income and comprehensive income as a foreign currency translation adjustment and in the consolidated balance sheets in stockholders’ equity as part of accumulated other comprehensive income, in accordance with SFAS No. 130, “Reporting Comprehensive Income”.  The 2008 foreign currency translation adjustment of $4,562 has been reported as such in the consolidated statements of stockholders’ equity and the consolidated statements of income and comprehensive income and as part of accumulated other comprehensive income in the consolidated balance sheets.

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Year Ended December 31, 2008)
(In Thousands of United States dollars, Except per Share Amounts)

The value of the RMB against the U.S. Dollar and other currencies may fluctuate and is affected by, among other things, changes in PRC's political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s financial condition reported in U.S. Dollars.

Chinese government regulations allow convertibility of RMB to U.S. Dollars for current account transactions, but, as significant restrictions are present, such translations should not be construed as representations that RMB could be converted into U.S. Dollars at the translation rate or at any other rate.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period.  Actual results could differ from those estimates.

Revenue recognition

Revenues were generated from the design and construction of new energy or renewable energy power stations, micro-power networks, infrastructure, industrial buildings, and residential real estate properties.  The contracts for the design and construction of customized energy systems and networks are legally enforceable binding agreements between the Company and its customers.  Performance of these contracts often will extend over long periods, and the Company’s right to receive payments depends on its performance in accordance with these contractual agreements.  The duration of contracts varies from several months to eighteen months or more.  The operating cycle of the Company is determined by a composite of many individual contracts in various stages of completion and is measured by the duration of the average time intervening between the acquisition of materials or service entering the construction process and the substantial completion of contracts.

Revenue for the construction segment is recognized using the percentage of completion method of accounting, in accordance with AICPA SOP 81-1, “Accounting for Construction Contracts and Certain Production-Type Contracts”.  Revenue recognition is based on an estimate of the income earned to date based on percentage of completion, less income recognized in earlier periods.  Estimates of the degree of completion of a contract are based on the actual direct costs incurred to date compared with the expected total direct contract costs.  Direct costs include, but are not limited to, direct labor, equipment rent, subcontracting, direct materials, and direct overhead incurred after the receipt of a contract.  General and administrative expenses are accounted for as period costs and are, therefore, not included in the percentage of completion calculation.  The progress of subcontractors is evaluated on a monthly basis in a construction progress report generated by a Company project manager and verified by representatives of the subcontractor and of the Company.

Revisions in contract revenue, contract costs, and profit estimates are made in the period in which the circumstances requiring the revision are identified.  Provisions for anticipated loss on uncompleted contracts, if any, are made immediately upon identification of the anticipated loss.  To date, the Company has not experienced any material losses on either contracts in process or on completed contracts.

Claims to additional contract revenue are recognized only to the extent that related costs have been incurred, that evidence of a sound legal basis for the claim exists, and that it is probable that such claims will result in additional contract revenues.  Total claim amounts reported by the Company are approximate and are subject to revision as final documentation, resolution of issues, settlements progress and/or payments are received.  Revenue in excess of billings on uncompleted contracts is considered unbilled revenue and reported as a current asset on the consolidated balance sheets.  Billings in excess of revenues on uncompleted contracts is considered unearned revenue and reported as a current liability on the consolidated balance sheets.

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Year Ended December 31, 2008)
(In Thousands of United States dollars, Except per Share Amounts)

The Company generated revenues of $264,866 in 2008, of which approximately 99% was generated from the construction segment.  The remaining 1% was generated from the design segment, and no revenue was generated from the manufacturing segment.

Concentration of risks

The Company maintains cash balances, at times, with U.S financial institutions in excess of amounts insured by the Federal Deposit Insurance Corporation.  Management monitors the soundness of these institutions and considers the Company’s risk negligible.

Additionally, the Company maintains cash balances with state-owned banks within the PRC, as substantially all of the Company’s revenue and expenses are denominated in RMB.  No deposits are covered by insurance.  The Company has not experienced any losses in such accounts.  Management also monitors currency fluctuations and associated risks.

Cash and cash equivalents

Cash and cash equivalents are comprised of cash on hand and short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.  As of December 31, 2008 and 2007, respectively, the Company did not have any cash equivalents.

Accounts receivable

Trade accounts receivable arise when the Company has invoiced a customer for work performed on a contract, but payment for the work has not yet been received and are recorded as current accounts receivable.  Customers typically withhold 5% of each invoice amount as security for performance of any additional work that is required during the warranty period, which is normally the year following the customer’s initial acceptance of the completed project.  These retentions withheld by customers with a remaining warranty period of one year or less are recorded as current accounts receivable, and retentions withheld by customers with a remaining warranty period greater than one year are recorded as non-current accounts receivable.

The Company recognizes an allowance for doubtful accounts to ensure accounts receivable are not overstated due to potential uncollectibility.  An allowance is made when objective evidence exists that the Company may not be able to collect all amounts due according to the original terms of receivables, and bad debts are written off when uncollectibility is confirmed.  Based on its experience, the warranty claims are in turn satisfied by the Company’s subcontractors with no material expenditures required by the Company, and no significant events have occurred to indicate potential uncollectibility from customers.  Therefore, an allowance for doubtful accounts of $Nil and $Nil was recorded as of December 31, 2008 and 2007, respectively.  Bad debt expensed for the years ended December 31, 2008, 2007 and 2006 amounted to $Nil.

Prepayments and other receivables

The Company typically makes down payments of 10% to 15% of total contract price due to a vendor upon or immediately following the execution of a contract.  This down payment is recorded as an asset as deposits or prepayments.  The remaining balance of the contract price is paid over the term of the contract as work is completed by the vendor.

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Year Ended December 31, 2008)
(In Thousands of United States dollars, Except per Share Amounts)

Inventory

Inventory is composed of raw materials and low value consumables, work-in-progress, and finished goods.   Inventories are stated at the lower of cost or market based on weighted average method.  Work-in-progress represents the costs of inventory for manufacturing projects which have been initiated in accordance with specific contracts with customers but have not been completed.  The Company makes provisions for estimated excess and obsolete inventory based on its periodic reviews of inventory quantities on hand and forecasts of product demand and production requirements from its customers.  The Company writes down inventories for not saleable, excess, or obsolete raw materials, work-in-process, and finished goods by reducing cost of sales in the amount of the write-down.  As of December 31, 2008, all inventory was classified as raw materials and was recorded at cost with no write-downs to date.  Shipping and handling costs are included in the inventory balance and are allocated to the related inventory.

Land use rights

Private ownership of land is not permitted in the PRC.  Entities purchase the right to use land for a designated term from the Chinese government.

Land use rights were purchased in 2008 from the Chinese government and are recorded at historical cost as intangible assets.  The term of the rights is determined by the Chinese government when the land use rights are granted.  The rights are subject to amortization over the term of the rights (35 to 50 years) using the straight-line method of amortization.

Property, plant and equipment

Property, plant and equipment are recorded at cost and are stated net of depreciation.  Depreciation expense is determined using the straight-line method over the estimated useful lives of the assets, with a residual value of 0% to 10%.  Leasehold improvements are amortized over the lesser of their economic useful lives or the term of the related leases.  The estimated asset useful lives are as follows:

Building	35	Years
Machinery and equipment	5 - 14	Years
Vehicles	4 - 6	Years
Office equipment	5 - 8	Years
Computer software	3	Years
Leasehold improvements	lease term

Expenditures for repairs and maintenance are expensed as incurred.  Gains and losses on depreciable assets retired or sold are recognized in the statements of income and comprehensive income in the year of disposal.

Impairment of long-lived assets

The Company assesses the impairment of long-lived assets held for use whenever events or changes in circumstances indicate that the carrying value may not be fully recoverable, in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”.  When the carrying value is not recoverable from undiscounted future cash flows, an impairment loss is recorded in the amount of the difference between carrying value over fair value.

The Company has assessed that no significant impairment of its long-lived assets held for use exists as of December 31, 2008.

Deposits on intangible assets

The Company has entered into agreements with technology vendors, Norwin A/S and Fuhrlander AG, to license wind power turbine technology and training to support its manufacturing segment.  The technology and training are considered intangible assets subject to amortization and capitalization.  As the technology and training were not considered to have been received as of December 31, 2008, the payments made to the technology vendors for the intangible assets are classified as deposits on intangible assets.

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Year Ended December 31, 2008)
(In Thousands of United States dollars, Except per Share Amounts)

Fair value of financial instruments

The Company has valued its financial instruments in accordance with SFAS No. 107, “Disclosures about Fair Values of Financial Instruments”.  The carrying amounts reported in the statements of financial position for current assets and current liabilities that qualify as financial instruments are a reasonable estimate of fair value due to the short maturity of those instruments.  Non-current financial instruments, including accounts receivable and notes receivable, have been discounted to present fair value at a rate of 5.40%, the one to three year long-term loan interest rate published by the Bank of China on December 23, 2008, in accordance with SFAS No. 157, “Fair Value Measurements”.

Accounts payable

Accounts payable consist of expenses incurred but not yet paid for by the Company.  The Company typically withholds 10% of payments due to subcontractors until the warranty period on related projects has expired.  These retentions are to ensure that any necessary work to be performed during the warranty period is completed by the subcontractors so that the Company’s customer is satisfied and pays its retention withheld in full.

Warranty costs

Customers typically withhold payment of 5% of each invoice amount from the Company as security for performance of any additional work that may be required during the warranty period following contract completion.  This withheld amount is recorded on the balance sheet as an asset in accounts receivable.  The warranty period typically consists of one year beginning on the date of the customer’s initial acceptance of the completed project.  After the completion of the warranty period, the customer pays the retained amount to the Company, less any amount used for additional contract costs.  Historically, no additional costs have been necessary during the warranty period, and all amounts withheld by customers have been paid in full at the expiration of the warranty period.   Therefore, the Company records the entire withheld amount as accounts receivable during the period without any allowance for bad debts.

Customer deposits

Customers typically make down payments of 10% to 15% of a total contract price upon or immediately following the execution of a contract.  This down payment is recorded as a liability as customer deposits.  The remaining balance of the contract price is paid over the term of the contract as work is completed by the Company.

As work is performed on a contract, the balance of customer deposits is periodically decreased based on recognized revenue until the balance reaches zero, at which point recognized revenue is then posted directly to current accounts receivable.

Income taxes

Current income taxes are filed in accordance with the laws of the relevant tax authorities in the appropriate jurisdictions of the Company.

In August 2006, GaoKe Energy registered as a Foreign Investment Enterprise (“FIE”), entitling it to a 100% exemption from PRC income tax for two years starting with the year ended December 31, 2007, and a 50% exemption from PRC income tax for three years starting with the year ending December 31, 2009.  On March 16, 2007, the National People's Congress of China passed “The Law of the People's Republic of China on Enterprise Income Tax,” which became effective on January 1, 2008.  This law eliminated the preferential tax treatment available to FIEs; however, the preferential tax treatment has been grandfathered for FIEs registered prior to the law taking effect, including GaoKe Energy.

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Year Ended December 31, 2008)
(In Thousands of United States dollars, Except per Share Amounts)

Deferred tax

The Company uses the liability method of accounting for income taxes, in accordance with SFAS No. 109 “Accounting for Income Taxes”.  Under this method, deferred income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Income tax assets and liabilities are measured using enacted tax rates expected to apply to income in the years in which those temporary differences are expected to be recovered or settled.  The effect of a change in tax rates on income tax assets and liabilities is reflected in operations for the period in which the change occurs.  Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax liability as a component of general and administrative expense in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109,” (“FIN 48”).  As of December 31, 2008, the Company did not have any accrued interest or penalties associated with any unrecognized tax benefits, and no related interest expense was recognized during the year.  The Company does not believe there will be any material changes in its unrecognized tax positions over the next 12 months.  The Company’s effective tax rate differs from the national statutory rate primarily due to non-deductible expenses, temporary differences, and preferential tax treatment for GaoKe Energy.

Basic and diluted earnings per share

The Company computed earnings per share in accordance with SFAS No. 128, “Earnings per Share”.  SFAS No. 128 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement.  Basic EPS is computed by dividing net income available to common stockholders (numerator) by the weighted average number of shares outstanding (denominator) during the period.  Diluted EPS reflects the impact of all potentially dilutive securities, such as stock warrants and options. The effect of the unearned earn-out shares associated with the 1/18/08 Transaction (see Note 3) has not been considered in diluted EPS since the shares are contingently issuable.  The weighted average numbers of shares outstanding during 2007 and 2006 have been restated to reflect the recapitalization on January 18, 2008.

Minority interest

The minority interests of the Company include other parties’ interests in the following corporate subsidiaries: GaoKe Design, LICEG Ltd., and Jinxiang.  The minority ownership interests in these corporate subsidiaries were 49%, 10% and 20%, respectively, as of December 31, 2008, as follows:

•	The 49% minority interest in GaoKe Design is 36% held by Mr. Jinxiang Lv, the Company’s Chairman and CEO, and 13% held by his wife, Ms. Haixue Yu.
•	The 10% minority interest in LICEG Ltd. is held by LICEG.
•	The 20% minority interest in Jinxiang is 15% held by Norwin A/S and 5% held by Mr. Antos Glogowski.

The minority owners’ allocated shares of historical and current profits or losses in these investee companies are included in the accompanying consolidated balance sheets and statements of income and comprehensive income, according to their ownership percentage with the exception of LICEG Ltd., whose minority owner does not share in its gains or losses per the joint venture agreement.

Share-based compensation

The Company accounts for share-based compensation for employees and directors using the modified prospective method of accounting, in accordance with SFAS No. 123R, “Accounting for Stock-Based Compensation.”  In accordance with SFAS No. 123R, share-based payment transactions with employees, such as share options, are measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period, with a corresponding addition to equity.  The Company determines the grant-date fair value of employee share options using the Black-Scholes option-pricing model.

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Year Ended December 31, 2008)
(In Thousands of United States dollars, Except per Share Amounts)

Comprehensive income

The Company has reported comprehensive income in the statements of income and comprehensive income, in accordance with SFAS No. 130, “Reporting Comprehensive Income.”  Comprehensive income is comprised of net income and all changes to stockholders’ equity, including foreign currency translation adjustments, except, those due to investments by owners and distributions to owners.

Statements of cash flows

The Company reports its consolidated statements of cash flows in accordance with SFAS No. 95, “Statement of Cash Flows”.  As a substantial portion of cash flows from the Company's operations are based in RMB, an average exchange rate for the period of 6.9477 (7.6072 and 7.9723 for 2007 and 2006 respectively) was used for translation from RMB to U.S. Dollars.

Accounting principles recently adopted

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which provides guidance on how to measure the fair value of assets and liabilities.  SFAS No. 157 clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions.  SFAS No. 157 will apply whenever another generally accepted accounting principle requires, or permits, assets or liabilities to be measured at fair value, but does not expand the use of fair value to any new circumstances.  SFAS No. 157 is effective for fiscal years beginning after November 2007 and was adopted by the Company for the fiscal year beginning on January 1, 2008.  A new accounting pronouncement, FASB Staff Position on SFAS 157 “Effective Date of FASB Statement No. 157,” delayed the effective date of valuing non-recurring nonfinancial assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008.  The adoption of SFAS No. 157 for items not covered by FSP 157-2 did not have a material impact on the Company’s financial position, results of operations, or cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115”.  SFAS No. 159 permits entities to choose to measure selected financial instruments and certain other items at fair value at specified election dates.  The election may be applied on an item by item basis, with disclosure about reasons for partial election and additional information about items selected for fair value option.  The fair value measurement election is irrevocable and subsequent changes in fair value must be recorded as unrealized gains or losses in earnings.  SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 and was adopted by the Company for the fiscal year beginning on January 1, 2008.  The adoption of SFAS No. 159 did not have a material impact on the Company’s financial position, results of operations, or cash flows.

In October 2008, the FASB issued FASB Staff Position on SFAS 157 “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”.  This staff position clarifies how SFAS 157 should be applied when valuing securities in markets that are not active by illustrating key considerations in determining fair value.  It also reaffirms the notion of fair value as the exit price as of the measurement date.  FSP 157-3 was effective upon issuance and was adopted by the Company for the fiscal year beginning on January 1, 2008.  The adoption of FSP 157-3 did not have a material impact on the Company’s financial position, results of operations, or cash flows.

In December 2008, the FASB issued FASB Staff Position on Statement 140 and FIN 46R “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities”.  This FSP expands the disclosure requirements in both SFAS 140 and FIN 46R to require additional information about involvement with variable interest entities (VIEs) and continuing involvement with transferred financial assets.  FSP FAS 140-4 and FIN 46R-8 is effective for fiscal years ending after December 15, 2008, and was adopted by the Company for the fiscal year beginning on January 1, 2008.  The adoption of FSP FAS 140-4 and FIN 46R-8 did not have a material impact on the Company’s financial position, results of operations, or cash flows.

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Year Ended December 31, 2008)
(In Thousands of United States dollars, Except per Share Amounts)

In January 2009, the FASB issued FASB Staff Position on EITF Issue No. 99-20, “Amendments to the Impairment Guidance of EITF Issue No. 99-20”.  FSP EITF 99-20-1 makes the impairment guidance in EITF Issue No. 99-20 consistent with that in SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”.  It allows management to exercise more judgment in determining whether an other-than-temporary impairment exists for certain beneficial interests.   FSP EITF 99-20-1 is effective for fiscal years ending after December 15, 2008, and was adopted by the Company for the fiscal year beginning on January 1, 2008.  The adoption of FSP EITF 99-20-1 did not have a material impact on the Company’s financial position, results of operations, or cash flows.

New accounting pronouncements

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations,” which revised SFAS No. 141, “Business Combinations”.   SFAS No. 141(R) broadens the guidance of SFAS No. 141, extending its applicability to all transactions and other events in which one entity obtains control over one or more other businesses.  SFAS No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree, and the goodwill acquired as a result of a business combination in its financial statements.  SFAS No. 141(R) expands on required disclosures to improve the statement users’ abilities to evaluate the nature and financial effects of business combinations.  SFAS No. 141(R) is effective for fiscal years beginning on or after December 15, 2008, on a prospective basis.  The Company is currently evaluating the potential impact that the adoption of SFAS No. 141(R) may have on its financial position, result of operations, and cash flow.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, An Amendment of ARB No. 51.”  SFAS No. 160 requires that a noncontrolling interest in a subsidiary be reported as equity and that the amount of consolidated net income specifically attributable to the noncontrolling interest be identified in the consolidated financial statements.  The Statement also calls for consistency in the manner of reporting changes in the parent’s ownership interest and requires fair value measurement of any non-controlling equity investment retained in a deconsolidation.  SFAS No. 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests.  SFAS 160 is effective for fiscal years beginning after December 15, 2008.  The Company is currently evaluating the potential impact that the adoption of SFAS No. 160 may have on the Company’s financial position, result of operations, and cash flow.

In February 2008, the FASB issued FASB Staff Position on SFAS No. 157 “Effective Date of FASB Statement No. 157”.  This statement delays the effective date of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed on a recurring basis, to fiscal years beginning after November 15, 2008.  The Company is currently evaluating the potential impact that the adoption of FSP 157-2 related to nonfinancial assets and nonfinancial liabilities may have on the Company’s financial position, result of operations, and cash flow.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133”.  SFAS No. 161 is intended to improve financial reporting on derivative instruments and hedging activities by requiring enhanced disclosures to clarify the effects on an entity’s financial position, financial performance, and cash flows.  It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged.  The Company is currently evaluating the potential impact that the adoption of SFAS No. 161 may have on the Company’s financial disclosures.

In April 2008, the FASB issued FASB Staff Position No. 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP 142-3").  FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets.  FSP 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years.  Early adoption is prohibited.  The Company is currently evaluating the potential impact that the adoption of FSP 142-3 may have on the Company’s financial position, result of operations, and cash flow.

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Year Ended December 31, 2008)
(In Thousands of United States dollars, Except per Share Amounts)

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”.  This Statement is intended to improve financial reporting of nongovernmental entities by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements presented in conformity with U.S. GAAP. SFAS No. 162 will become effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”.  The Company is currently evaluating the potential impact that the adoption of SFAS No. 162 may have on the Company’s financial position, result of operations, and cash flow.

In May 2008, the FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts - an interpretation of FASB Statement No. 60”.  SFAS 163 requires recognition of an insurance claim liability prior to an event of default when there is evidence that credit deterioration has occurred in an insured financial obligation.  SFAS No. 163 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and all interim periods within those fiscal years.  The Company is currently evaluating the potential impact that the adoption of SFAS No. 163 may have on the Company’s financial position, result of operations, and cash flow.

In September 2008, the FASB issued FSP EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities” (“FSP EITF 03-6-1”).  FSP EITF 03-6-1 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing income per share under the two-class method pursuant to SFAS No. 128, “Earnings per Share”.  This guidance establishes that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method.  FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008.  Furthermore, all prior period earnings per share data presented shall be adjusted retrospectively to conform to the provisions of FSP EITF 03-6-1.  The Company is currently evaluating the potential impact that the adoption of FSP EITF 03-6-1 may have on the Company’s financial position, result of operations, and cash flow.

3.	Acquisition

Chardan was incorporated in Delaware on March 10, 2005, as a blank check company with the objective to acquire an operating business with its primary operating facilities in any city or province south of the Yangtze River, within the PRC.  Effective July 14, 2005, Chardan’s Board of Directors and Initial Stockholders authorized an amendment to Chardan’s Certificate of Incorporation to change its name from Chardan China Acquisition Corp. III to Chardan South China Acquisition Corporation.  Chardan’s IPO (OTCBB) went effective in August, 2005.

On April 14, 2007, Chardan entered into a stock purchase agreement to acquire all of the issued and outstanding ordinary shares of Head Dragon.  On May 14, 2007, Chardan created a wholly-owned subsidiary, China Energy Technology Limited, incorporated in the BVI, to ultimately execute the agreement.

On January 17, 2008, following notification from the Securities and Exchange Commission that Chardan’s S-4 prospectus/proxy materials had been declared effective, Chardan held a special meeting of its stockholders, during which the re-domestication merger of Chardan into its BVI-based wholly-owned subsidiary and the acquisition of Head Dragon were both approved.

Re-domestication Merger

On January 18, 2008, Chardan merged with and into its wholly-owned subsidiary, A-Power (formerly known as China Energy Technology, Ltd.), for the purposes of re-domestication into the BVI.

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Year Ended December 31, 2008)
(In Thousands of United States dollars, Except per Share Amounts)

Conducted in anticipation of the acquisition of Head Dragon and to secure future tax benefits, the re-domestication merger was achieved by a one-for-one exchange of all the outstanding common stock of Chardan for common stock of A-Power and the assumption of all the rights and obligations of Chardan by A-Power, including the assumption of all outstanding warrants of Chardan on the same terms as they were originally issued.

Acquisition of Head Dragon

On January 18, 2008,  A-Power acquired  a  100% equity interest in  Head Dragon  by issuing 13,000,000  shares  of A-Power’s common stock to Mr. Jinxiang Lv, the sole shareholder of Head Dragon, in exchange for all of the issued and outstanding common stock of Head Dragon (the “1/18/08 Transaction”).

The completion of the 1/18/08 Transaction enabled the sole shareholder of Head Dragon, a private operating company, to obtain a majority voting interest in A-Power, a non-operating public company with a significant amount of cash.  U.S. GAAP requires that the company whose stockholders retain the majority interest in a combined business be treated as the acquirer for accounting and reporting purposes.   Therefore, Head Dragon was deemed to be the acquirer for accounting and financial reporting purposes, although the legal status of A-Power as the acquiring company did not change.  The 1/18/08 Transaction utilizes the capital structure of A-Power, and the asset and liability values of Head Dragon are recorded at historical cost.

Under the reverse acquisition accounting, the historical consolidated financial statements of the Company for the years ending prior to January 18, 2008, presented for comparative purposes, are those of Head Dragon and its subsidiaries. The financial statements of A-Power reflect the aforementioned stock purchase transaction in the stockholders’ equity statement through a line of reorganization and recapitalization to present the net assets of A-Power as of January 18, 2008, as follows:

January 18, 2008
Net assets acquired
Cash	$31,748
Accounts payable and accrued liabilities	(781)
$30,967

Earn-Out Shares

As an additional purchase price of the 1/18/08 Transaction, the sole stockholder of Head Dragon will be issued, on an all or none basis per year, an aggregate of 9,000,000 ordinary shares of A-Power, as set forth below, if, on a consolidated basis, the Company has net operating profits according to U.S. GAAP of the following amounts for the indicated fiscal years ending December 31:

Fiscal Year	Net Operating Profit	Number of Shares
2007	$14,000	1,000,000
2008	$19,000	1,000,000
2009	$29,000	1,000,000
2010	$44,000	2,000,000
2011	$63,000	2,000,000
2012	$87,000	2,000,000

The net operating profit target for fiscal 2007 was met.  The related earn-out shares were authorized for issuance to Mr. Jinxiang Lv by the Audit Committee on July 2, 2008, and were issued on July 31, 2008.   The shares have been included in the basic weighted average number of shares outstanding from the issuance date which was July 31, 2008 and have been included in the diluted weighted average number of shares outstanding from the measurement date which was January 18, 2008.

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Year Ended December 31, 2008)
(In Thousands of United States dollars, Except per Share Amounts)

The net operating profit target for fiscal 2008 was also met.  As of December 31, 2008, issuance of the related earn-out shares to Mr. Jinxiang Lv for 2008 is pending authorization by the Board of Directors.  Therefore, the shares were not included in either basic or diluted weighted average number of shares outstanding for the year ended December 31, 2008.

Post-Acquisition Events

Subsequent to the closing of the Head Dragon acquisition, A-Power repaid the outstanding bridge loan obligations of Head Dragon in the amount of $15,000 during January 2008.  In addition, A-Power offered to exchange one share of its common stock for each of the 650,000 issued and outstanding shares of Head Dragon Holdings Series A Preferred Stock.  All 650,000 preferred shares were tendered for exchange, and, as a result, A-Power issued an additional 650,000 shares of its common stock.

During February 2008, 11,866,303 warrants were exercised for 11,866,303 shares of A-Power common stock at an exercise price of $5.00 per warrant for total gross proceeds of $59,332.  The Company redeemed the 14,967 warrants that were not exercised for a total cost of $Nil.  The redemption success of the warrants was 99.87%.

4.	Restricted cash

Restricted cash at December 31, 2008 totaled $2,608.  On April 11, 2008, the Company offered $3,000 cash as collateral for a loan of $3,000 granted to Chardan Capital, LLC (“Chardan Capital”) by California Bank & Trust, maturing on August 1, 2008.  The maturity date of the loan was extended three times, to November 2008, March 2009, and June 2009.  Chardan made loan payments of $1 million in both December 2008 and January 2009.  As of December 31, 2008, the Company’s commitment was $2,000.  (See also Note 21 and 22)

GaoKe Energy maintained a restricted cash balance of $608 (RMB 4,150) as a contract performance deposit required by a customer for a project in Vietnam, its first international contract.

5.	Accounts receivable

Current trade accounts receivable at December 31, 2008 and 2007, respectively, totaled $7,238 and $20,980, net of an allowance for doubtful accounts of $Nil and $Nil, including contract warranty of $6,695 and $11,858.  Non-current accounts receivable after discount totaled $3,646 and $1,844 at December 31, 2008 and 2007, respectively, including contract warranty of $3,575 and $1,844.  Non-current trade accounts receivable are discounted to present fair value at a rate of 5.40% for 2008.  No discount was recorded for the non-current trade accounts receivable for 2007 due to the immaterial impact.  The non-current balances retained by customers are expected to be collected within two years after December 31, 2008.

6.	Prepayments, deposits, and other receivables

The Company’s prepayments, deposits, and other receivables consisted of the following:

	December 31,	December 31,
	2008	2007
Prepayment for raw materials and contractors	$69,201	$2,412
Advances to projects and employees	927	489
Advances to third parties	9,178	137
Other deposits and prepayments	539	81
	$79,845	$3,119

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Year Ended December 31, 2008)
(In Thousands of United States dollars, Except per Share Amounts)

The Company receives substantial prepayment deposits from its customers and, similarly, pays substantial advances to its major project suppliers, in accordance with common business practices in the PRC.  Additionally, as a significant number of transactions are conducted in cash, substantial cash sums are provided to employees on job sites, warehouses and elsewhere to transact business in the local custom, which are recorded as advances.

The Company entered into a contract to provide Heilongjiang Hailun Biomass Power Generation Ltd., a customer of the Company, with an interest-free loan of $8,800.  The funds were provided on May 14, 2008 and are due on May 14, 2009.  As the asset is considered short-term, it has been recorded at face value as a current advance to a third party.

7.	Inventory

The Company’s inventory consisted solely of raw materials for its manufacturing segment, totaling $8,723 and $Nil at December 31, 2008 and 2007, respectively. As of December 31, 2008, manufacturing had not yet commenced; therefore, no inventory was considered to be work in progress or finished goods. General and administrative costs related to inventory totaled $Nil at December 31, 2008, 2007 and 2006.

8.	Property, plant and equipment

The Company’s property, plant and equipment consisted of the following:

	December 31,	December 31,
	2008	2007
Building	$12,519	$1,511
Leasehold improvements	74	-
Machinery and equipment	479	432
Vehicles	1,707	815
Office equipment	428	225
Computer software	64	49
	15,271	3,032
Less: Accumulated depreciation and amortization	959	530
	$14,312	$2,502

Depreciation and amortization expense for the years ended December 31, 2008, 2007 and 2006, respectively, totaled $385, $187 and $201. Of those amounts, $13, $11 and $60 were included in cost of sales and $372, $176 and $141 were included in general and administrative expenses, respectively.

9.	Construction in progress

As of December 31, 2008 and 2007, respectively, construction in progress totaled $18,006 and $Nil. Construction in progress represents the facilities of the Company’s manufacturing segment, on which construction was incomplete as of December 31, 2008. The facilities are being built primarily by an operating unit in the Company’s construction segment, LICEG Ltd.

Construction in progress is measured at cost and, upon completion of the facilities, all direct costs relating to the construction of the facility will be capitalized as property, plant and equipment.

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Year Ended December 31, 2008)
(In Thousands of United States dollars, Except per Share Amounts)

10.	Intangible assets – land use rights

Intangible assets at the Company consisted of land use rights totaling $12,564 and $Nil as of December 31, 2008 and 2007, respectively. These land use rights were purchased and granted by the Chinese government in 2008 for use by the Company’s construction and manufacturing segments. Amortization expense for the years ended December 31, 2008, 2007 and 2006 amounted to $Nil, because the purchases were in late 2008, in accordance with SFAS 142, “Goodwill and Other Intangible Assets”. We expect to recognize annual amortization expense of $160 in 2009 and $263 in each of 2010, 2011,2012 and 2013.

11.	Deposits on intangible assets

The Company entered into an agreement with Norwin A/S to transfer the technology know-how from Norwin A/S to the Company’s manufacturing subsidiary, Jinxiang. As consideration for the technology, the Company would submit payments totaling $3,500 to Norwin A/S and additionally provide Norwin A/S with 15% ownership of Jinxiang. Upon transfer of the technology know-how, the technology would be valued and recorded as an intangible asset, subject to amortization. The license has a term of twenty years from the date of execution. The total license payments will be amortized on a straight-line basis over the license term at the rate of $175 per year. As of December 31, 2008, the technology had not been effectively transferred. As such, the $1,750 and $1,050 cumulatively paid by the Company to Norwin A/S as of December 31, 2008 and 2007, respectively, are recorded as a deposit on intangible asset.

The Company also entered into an agreement with Fuhrlander AG to transfer the technology know-how from Fuhrlander AG to the Company’s manufacturing subsidiary, Ruixiang. As consideration for the technology, the Company would submit payments of Euro 10 million to Fuhrlander AG for technology and training fees. Upon transfer of the technology know-how, the technology and training fees would be valued and recorded as an intangible asset, subject to amortization and capitalization. The license runs perpetually unless there is a breach of the contract terms, payments are not made as required, or voluntary termination by mutual consent of both parties. The license acquisition fees will be tested annually for impairment. When the carrying value is not recoverable from future cash flows and the carrying value exceeds the assets’ fair value, an impairment loss will be recorded for the excess of carrying value over fair value. As of December 31, 2008, the technology and training fees had not been effectively transferred. As such, the $8,572 and $2,679 cumulatively paid by the Company to Fuhrlander AG as of December 31, 2008 and 2007, respectively, are recorded as a deposit on intangible asset.

As of December 31, 2008 and 2007, respectively, deposits on intangible assets totaled $10,322 and $4,140.

12.	Bank loans

As of December 31, 2008 and 2007, respectively, the balance of Company bank loans outstanding totaled $Nil and $960. The loan outstanding as of December 31, 2007 bore interest at a fixed rate of 8.019% per annum, was secured by the Company’s building. The loan was repaid in its entirety prior to the maturity date of November 13, 2008.

13.	Other payables and accrued liabilities
The Company’s other payables and accrued liabilities consisted of the following:

	December 31,	December 31,
	2008	2007
Other payables	$1,837	$83
Unpaid costs of buildings and land use rights	15,366	1,286
Staff benefit accruals	24	68
	$17,227	$1,437

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Year Ended December 31, 2008)
(In Thousands of United States dollars, Except per Share Amounts)

14.	Notes payable

As of December 31, 2008 and 2007, respectively, the balance of Company promissory notes payable outstanding totaled $Nil and $15,000. The outstanding balance as of December 31, 2007 consisted of gross proceeds from a debt and equity financing in May 2007. As part of this financing, the Company received $15,600 cash as consideration for promissory notes totaling $15,000 and 650,000 convertible preferred shares. The notes were repaid in their entirety, including interest of $1,035, in January 2008. The preferred shares were converted to 650,000 shares of common stock in January 2008.

15.	Minority interest

The minority interests of the Company include other parties’ interests in the following corporate subsidiaries: GaoKe Design and Jinxiang. The minority ownership interests of these corporate subsidiaries were 49% and 20%, respectively, as of December 31, 2008.

Minority interest in net gains (loss) of GaoKe Design totaled $419, $39 and ($3) for 2008, 2007 and 2006, respectively. Minority interest in net losses of Jinxiang totaled $17, $Nil and $Nil for 2008, 2007 and 2006, respectively. Total minority interest in net gains (loss) totaled $402, $39 and ($3) for 2008, 2007 and 2006, respectively.

No minority interest in net gains of LICEG Ltd. was recorded, as its minority owner does not share in its net gains or losses, per the joint venture agreement.

16.	Stockholders’ equity

Common stock

As of December 31, 2007, net assets of Chardan (changed to A-Power after the 1/18/08 Transaction) totaled $30,408, representing 7,000,000 issued and outstanding common shares. On January 18, 2008, A-Power acquired 100% equity interest of Head Dragon by issuing 13,000,000 shares of A-Power’s common stock to Mr. Jinxiang Lv, the sole stockholder of Head Dragon, in exchange for all of the issued and outstanding common stock of Head Dragon.

In accordance with the terms of the stock purchase agreement described in Note 3, the original stockholder of Head Dragon was entitled to receive an additional 1,000,000 common shares for both 2008 and 2007 because the Company’s consolidated net operating profit on a U.S. GAAP basis for the fiscal years ended December 31, 2008 and 2007 met the required earnings thresholds. The Company accounted for the issuance of these contingent, earn-out shares issued to the accounting acquirer as a small stock dividend. Generally accepted accounting principles in the United States require that small stock dividends be recorded at fair market value. Company management designated the stock dividend declaration dates for the 2008 and 2007 earn-out shares as December 31, 2008 and January 18, 2008, respectively. The price of the Company’s common stock on December 31, 2008 and January 18, 2008 was $4.30 and $12.60, respectively. Accordingly, $4,300 and $12,600 were transferred from retained earnings to paid-in capital to record the respective 2008 and 2007 stock dividends on the declaration dates. There was no impact on the total amount of stockholders’ equity.

Convertible preferred stock

Subsequent to the closing of the 1/18/08 Transaction, A-Power offered to exchange one share of its common stock for each of the 650,000 issued and outstanding shares of Head Dragon convertible preferred stock. In January 2008, all 650,000 preferred shares were tendered for exchange, and as a result, A-Power issued an additional 650,000 shares of its common stock.

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Year Ended December 31, 2008)
(In Thousands of United States dollars, Except per Share Amounts)

Common stock warrants

Chardan issued common stock warrants in August 2005 as part of its initial public offering. Each warrant entitled the holder to purchase from Chardan one share of common stock at an exercise price of $5.00 commencing on the latter of the completion of a business combination or one year from the effective date of the initial public offering and expiring four years from the effective date of the offering. The warrants would be redeemable, at Chardan’s option, at a price of $.01 per warrant upon 30 days' notice after the warrants become exercisable, only in the event that the last sale price of the common stock was at least $8.50 per share for any 20 trading days within a 30 trading day period ending on the third day prior to the date on which notice of redemption is given.

As a result of the merger of Chardan into A-Power, the warrants were exercisable into shares of A-Power’s common stock. In February 2008, A-Power sent out redemption notices to all of the holders of its issued and outstanding callable common stock purchase warrants. The warrants were exercised for shares of A-Power common stock at $5.00 per warrant. Approximately 11,866,303 of the 11,881,270 warrants that were then issued and outstanding were exercised at a price of $5.00 per warrant. Holders of the 14,967 warrants that were not exercised were paid $0.01 per warrant and the warrants were extinguished. The gross proceeds received by A-Power from this redemption were approximately $59,328,179, which has been and will continue to be used as working capital and for other corporate purposes. After the redemption of the warrants, the Company had approximately 32,706,938 shares of common stock issued and outstanding.

A summary of warrant activity for 2008 and 2007 is as follows:

	Number of Warrants Outstanding and Exercisable	Weighted- Average Exercise Price
Outstanding, December 31, 2007	10,431,158	$5.00
Granted	1,450,112	$5.00
Exercised	(11,866,303)	$5.00
Expired/Redeemed	(14,967)	$5.00
Outstanding, December 31, 2008	-	$-

At December 31, 2008, the Company had no warrants outstanding.

2007 Equity Plan

On January 18, 2008, the stockholders of Chardan approved the 2007 Equity Plan and, in connection with the 1/18/08 Transaction, A-Power assumed the Plan. The purpose of the Plan is to enable the Company to offer its employees, officers, directors, and consultants whose past, present and/or potential contributions to the Company have been, are, or will be important to the Company’s success, an opportunity to acquire a proprietary interest in the Company.

The Company has reserved 2,000,000 shares of common stock for issuance pursuant to awards granted under the Plan and, as of December 31, 2008, there were outstanding options for 560,833 shares of common stock issued under Plan.

During 2008, the Company granted various stock options to officers, other employees and directors, under the Plan as follows:

1)
Stock options were granted to the Chief Executive Officer of the Company to purchase a total of 300,000 shares of common stock at an exercise price of $14.00, the fair market value at the date of grant. These options vest over three years and are exercisable for ten years.

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Year Ended December 31, 2008)
(In Thousands of United States dollars, Except per Share Amounts)

2)
Stock options were granted to the then Chief Financial Officer of the Company to purchase a total of 150,000 shares of common stock at an exercise price of $14.00, the fair market value at the date of grant. These options were to vest over four years and were exercisable for ten years. However, the Chief Financial Officer’s service with the Company was terminated in October 2008 before any options had vested. All of these options were subsequently cancelled and returned to the pool.

3)
Stock options were granted to an officer of the Company to purchase a total of 50,000 shares of common stock at an exercise price of $14.00, the fair market value at the date of grant. These options vest over four years and are exercisable for ten years.

4)
Stock options were granted to Directors of the Company to purchase a total of 240,000 shares of common stock at exercise prices ranging from $13.15 to $14.00, the fair market values at the dates of grant. These options vest over three years and are exercisable for ten years. In March 2008, 29,167 of these options were cancelled as a result of the resignation of a director.

Under the Plan, the stock option price per share for options granted is generally based on the market price of the Company’s common stock on the date of grant and no option can be exercised later than ten years from the date it was granted. The stock options generally vest over three to four years.

At December 31, 2008, there were options outstanding to acquire 560,833 shares at an average exercise price of $13.96 per share. The estimated fair value of all awards granted during the year ended December 31, 2008 was $2,574, which was based on the assumptions of risk-free interest rates between 2.39% to 2.63%, expected dividend yield of 0%, expected lives between 3 to 4 years and expected volatility of 55.33%. The following table summarizes the status of these plans as of December 31, 2008:

2007 Equity Plan
2007 Equity Plan pool	2,000,000
Stock options outstanding	(560,833)
Equity available for grant	1,439,167

The compensation cost charged to expense for the Plan was $835,851 for the year ended December 31, 2008.

The weighted average exercise prices for options granted and exercisable and the weighted average remaining contractual life for options outstanding as of December 31, 2008 and 2007 were as follows:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2007	-	-		-
Issued	740,000	13.97		-
Cancelled	(179,167)	14.00		-
Exercised	-	-		-
Outstanding at December 31, 2008	560,833	$13.95	9.07	-
Exercisable at December 31, 2008	163,333	$13.96	9.07	$-

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Year Ended December 31, 2008)
(In Thousands of United States dollars, Except per Share Amounts)

17.	Statutory reserves

In accordance with the laws and regulations of the PRC, it is required that before an enterprise registered in the PRC distributes profits, it must first satisfy all tax liabilities, provide for losses in previous years, and make allocations to its statutory surplus reserve. The Company’s PRC subsidiaries are required to transfer 10 percent of their after-tax profit to a statutory surplus reserve fund until the reserve balance reaches 50 percent of its registered capital, which must be completed prior to dividend distribution. As at December 31, 2008, total registered capital of all the Company’s subsidiaries in the PRC was $93,829. Statutory reserves represent restricted retained earnings.

Statutory reserves may be utilized to offset prior years’ losses or to increase registered capital. Usage of the statutory reserves should not result in its balance falling below 25 percent of registered capital, unless the reserves are used to reduce incurred losses. In 2008, $848 additional statutory surplus reserve was made by the Company’s PRC subsidiaries, and the balances of statutory surplus reserves at December 31, 2008 and 2007 totaled $4,155 and $3,307 respectively.

18.	Employee welfare plan

The Company has established its own employee welfare plan in accordance with PRC laws and regulations. The Company records welfare expenses as incurred. The total expense for the plan was $456, $216 and $190 for the years ended December 31, 2008, 2007 and 2006, respectively.

19.	Income taxes

A-Power is incorporated in the BVI and therefore is not subject to income tax under the relevant jurisdiction.

The Company’s holding company subsidiaries, Head Dragon and Easy Flow, are incorporated in Hong Kong and do not generate any operating income, therefore they are not subject to income tax under the relevant jurisdiction. Its operating subsidiaries are incorporated in the PRC and are subject to income taxes as described below.

Prior to December 31, 2007, the statutory tax rate of the PRC Enterprise Income tax (“EIT”) was 33% (30% of national income tax plus 3% local income tax).

On March 16, 2007, the National People’s Congress passed the new Enterprise Income Tax law (the “new EIT law”) which imposes a single income tax rate of 25% for most domestic enterprises and foreign investment enterprises (FIE). The new EIT law was effective as of January 1, 2008. The new EIT law provides a five-year transition period from its effective date for those enterprises which were established before March 16, 2007 and which were entitled to a preferential lower tax rate under the then effective tax laws or regulations, as well as grandfathering tax holidays.

GaoKe Energy registered as an Foreign Investment Enterprise (“FIE”) in August 2006, entitling it to a 100% exemption from PRC income tax for two years starting with the year ended December 31, 2007, and a 50% exemption from PRC income tax for three years starting with the year ending December 31, 2009. The new EIT law eliminated the preferential tax treatment available to FIEs; however, the preferential tax treatment has been grandfathered for FIEs registered prior to the law taking effect, including GaoKe Energy. The tax exemptions, however, are based on the national income tax rate of 30%, the rate in effect prior to the adoption of the new EIT law. As such, GaoKe Energy was not subject to income taxes in 2007 or 2008 and will be subject to national income tax at a rate of 15% (50% of 30%) for 2009, 2010, and 2011 before converting to the full income tax rate in 2012 of the tax rate established by the new EIT law of 25%. No provision for income taxes is necessary for GaoKe Energy for 2008.

GaoKe Design was incorporated in May 2003 and was subject to the full income tax rate of 33% prior to January 1, 2008 and to the full income tax rate of 25% for years beginning after January 1, 2008, the effective date of the new EIT law.

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Year Ended December 31, 2008)
(In Thousands of United States dollars, Except per Share Amounts)

LICEG was incorporated in August 2007, but did not begin generating income until 2008. As such, it was not subject to income taxes in 2007, but is subject to the full income tax rate of 25% for the year ending December 31, 2008.

Ruixiang was incorporated in July 2007, and Jinxiang was incorporated in January 2008, but neither entity had generated any income as of December 31, 2008. As such, these entities are not subject to income tax for the year ending December 31, 2008.

A reconciliation between the provision for income taxes computed by applying the relevant statutory tax rates in PRC (25% in 2008, 33% in 2007 and 2006) and the Company’s actual provision for income taxes is as follows:

	Year Ended December 31,
	2008	2007	2006
Income before provision for income taxes and minority interest	$28,516	$15,214	$7,510

Provision for income taxes at statutory rates	7,129	5,020	2,478
Effect of tax exemption	(7,058)	(4,830)	740
Total provision for income taxes	$71	$190	$3,218
Provision for income taxes – current	435	190	3,218
Provision for income taxes – future	(364)	-	-
Total provision for income taxes	$71	$190	$3,218

The Company calculated deferred tax assets and liabilities for its non-taxable GaoKe Energy subsidiary at a rate of 15%, the tax rate applicable to GaoKe Energy in 2009 (50% of 30%). The temporary differences that have given rise to the deferred tax asset of $364 and $Nil at December 31, 2008 and 2007, respectively, consist of the following:

	December 31,	December 31,
	2008	2007
Accounts receivable	$70	$78
Prepayments, deposits, and other receivables	2	47
Property, plant and equipment, net	-	1
Accounts payable and accrued liabilities	395	16
Other	(103)	4
Total future income tax assets	364	146
Effect of tax exemption for periods during which temporary differences will reverse	-	(146)
Net future tax assets	$364	$-

The valuation allowance on future tax assets and liabilities is considered on an individual entity basis. As the Company expects to generate sufficient taxable income in the future, an allowance is not recorded.

In accordance with FIN 48, the Company’s future asset for income taxes includes unrecognized tax benefits, interest, and penalties which relate to tax years still subject to review by taxing authorities. The Company has assessed that there was no significant uncertain tax position requiring recognition in its financial statements. There were no material interest or penalties incurred for the years ending December 31, 2006, 2007 and 2008.

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Year Ended December 31, 2008)
(In Thousands of United States dollars, Except per Share Amounts)

20.	Earnings per share

As of December 31, 2008, 2007 and 2006, respectively, basic earnings per share equaled $0.96, $1.29 and $0.59, based on basic weighted average number of shares outstanding of 29,824,158, 13,000,000 and 13,000,000. As of December 31, 2008, 2007 and 2006, respectively, diluted earnings per share equaled $0.94, $1.29 and $0.59, based on diluted weighted average number of shares outstanding of 30,432,434, 13,000,000 and 13,000,000. The weighted average numbers of shares outstanding during 2007 and 2006 have been restated to reflect the recapitalization on January 18, 2008.

The Company calculated earnings per share on the basis of the 1/18/08 Transaction having existed through the entire year, and included the 2007 earn-out shares issued to Mr. Jinxiang Lv in basic and diluted earnings per share calculations from the issuance date and measurement date, respectively (as described in Note 3). The effect of earn-out shares that have yet to be earned (as described in Note 3) have not been considered in the diluted earnings per share calculation since the shares are contingently issuable.

21.	Related party balances and transactions

Related party balances

Related party balances consisted of the following at December 31, 2008 and 2007, respectively:

	December 31,	December 31,
	2008	2007
Amount Due From:
Liaoning High-Tech Energy Group Electrical Supplies, Ltd. (“Electrical”)	$-	$15
Head Dragon Ground Heating Pump Company (“Heating”)	22	15
Jinxiang Lv – CEO and a director	1,192	728
Liaoning High-Tech Furnace Insulation and Anti-Corrosion Engineering, Ltd. (“Furnace”)	83	2
	$1,297	$760
Amount Due To:
Shenyang Xiangfeng New Energy Engineering Ltd. (“Xiangfeng”)	1,311	1,104
John Lin - COO and a director	9	-
	$1,320	$1,104

Heating, Electrical and Furnace are related to the Company because these entities are controlled by the CEO of the Company. All amounts are unsecured, non-interest bearing with no fixed terms of repayment.

Xiangfeng is related to the Company because it is controlled by the COO of the Company. The amount due to Xiangfeng is unsecured, non-interest bearing with no fixed terms of repayment.

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Year Ended December 31, 2008)
(In Thousands of United States dollars, Except per Share Amounts)

Related party transactions

Consulting services by Chardan Capital

On March 1, 2008, the Company entered into a consulting agreement with Chardan Capital to provide a variety of services, including advice and assistance in meeting U.S. public reporting requirements and accounting standards, Sarbanes-Oxley compliance, corporate structuring and development, stockholder relations, corporate finance and operational capitalization, transfer agent matters and such other similar services as requested and agreed to by Chardan Capital in exchange for a fee of $20 per month. Dr. Richard D. Propper, a director of the Company until his resignation in March 2008, is a managing member of Chardan Capital. Total fees charged to the Company during the year ended December 31, 2008 amounted to $200. No similar service was provided by Chardan Capital to the Company during the years ended December 31, 2007 and 2006.

A-Power loan guarantee to Chardan Capital

In April 2008, the Company entered into a commitment to guarantee a $3,000 loan obligation of Chardan Capital (see Note 4). As of December 31, 2008, the Company’s commitment was $2,000.
The Company, neither directly nor indirectly, makes loans, extends credit, maintains credit or arranges for the extension of credit or renews an extension of credit in the form of a personal loan to or for any director or executive officer of the Company, in compliance with the provisions of the Sarbanes-Oxley Act of 2002. Except as previously discussed in this note, none of the Company’s directors or executive officers has been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed herein.

22.	Commitments and contingencies

i)
The Company is committed to purchasing subcontracting services and project supplies related to the fulfillment of its distributed power generation contracts during 2009.  The total commitment to subcontractors and suppliers remaining as of December 31, 2008 was approximately $225,500 (RMB 1.5 billion) and $30,800 (RMB 210.1 million), respectively.  Included in prepayments, deposits and other receivables are payments of $65,000 (RMB 443.2 million) to be applied against these commitments.

ii)
In February 2007, the Company entered into an agreement with Norwin A/S to acquire its license and trademark to manufacture wind turbines for a total payment of $3,500. As of December 31, 2008, $1,750 had been paid by the Company and classified as a deposit on intangible assets. The Company committed to pay the remaining $1,750 by February 15, 2009. As of May 31, 2009, this payment had not been made.

iii)
In May 2007, the Company entered into an agreement with Fuhrlander AG to acquire its license to manufacture and sell wind turbines for a total payment of $6,400 (Euro 4.5 million). As of December 31, 2008, this amount had been paid by the Company and classified as a deposit on intangible assets.

The Company also committed to pay $5,100 (Euro 3.5 million) in training fees as part of this agreement before it receives the license. As of December 31, 2008, $2,200 (Euro 1.5 million) had been paid by the Company and had been classified as a deposit on an intangible asset. The Company is further committed to $2,800 (Euro 2.0 million) in royalty payments over the first six years commencing manufacturing and sales operations.

As of December 31, 2008, Company management had determined that the transfer of the licensed technology had yet to occur.

In a separate parts purchase agreement, the Company also committed to the purchase of $17,900 (Euro 12.7 million) in parts inventory. As of December 31, 2008, $6,500 (Euro 4.6 million) had been paid by the Company.

iv)	In April 2008, the Company entered into a commitment to guarantee a $3,000 loan obligation of Chardan Capital. As of December 31, 2008, the Company’s commitment was $2,000.

v)
In June 2008, the Company entered into an operating lease agreement for its Beijing offices, which runs through June 2010. The total commitment remaining as of December 31, 2008 was approximately $210 (RMB 1.4 million).

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Year Ended December 31, 2008)
(In Thousands of United States dollars, Except per Share Amounts)

vi)
In October 2005, the Company entered into an agreement with LICEG (“JV Agreement”) to set up a joint-venture company, LICEG Ltd., which was incorporated in August 2007 (See Note 1). Per the JV Agreement, the Company shall pay LICEG $5,277 (RMB 36,000,000) when LICEG fulfills its obligations specified in the JV Agreement, to obtain the listed licenses and settle with LICEG’s existing employees. LICEG expects to fulfill its obligations within the fiscal year 2009.

23.	Financial Instruments

Fair Value

The carrying amounts reported in the statements of financial position for current assets and current liabilities that qualify as financial instruments are a reasonable estimate of fair value due of the short maturity of those instruments. Non-current financial instruments, including accounts receivable and notes receivable, have been discounted to present fair value at a rate of 5.40%. These discounted financial instruments are due within two years of December 31, 2008.

Credit risk

It is business custom in the PRC to pay deposits on major purchases and to require deposits on major sales contracts. As such, the Company’s exposure to credit risk is limited.

Currency risk

The Company’s indirect subsidiaries use RMB as their functional currency and maintain RMB-denominated bank accounts. As the Company uses U.S. Dollars as its reporting currency, substantial changes in the exchange rates between these two currencies may result in a material cumulative translation adjustment.
As the RMB is not a freely convertible currency, there is no certainty that RMB could be converted to U.S. Dollars upon request.

24.	Economic Dependence

During 2008, one customer represented 29% of total gross revenue, and no individual supplier represented over 10% of total cost of sales. As of December 31, 2008, three customers represented 50%, 16%, and 11% of total accounts receivable, respectively, and one supplier represented 15% of total accounts payable. Each of the customers and suppliers with significant representations noted above are customers or suppliers of the Company’s construction segment.

During 2007, three customers individually comprised 43%, 23% and 19% of revenue and three suppliers individually accounted for 14%, 12% and 11% of total cost of sales. At December 31, 2007, two customers individually represented 48% and 19% of total accounts receivable, three suppliers individually represented 25%, 13% and 12% of total accounts payable.
During 2006, six customers individually comprised 24%, 23%, 15%, 14% 12% and 11% of revenue, two suppliers individually accounted for 23% and 15% of total cost of sales.

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Year Ended December 31, 2008)
(In Thousands of United States dollars, Except per Share Amounts)

25.	Segmented Information

The Company has four operating segments: Investment Holding, Construction, Design, and Manufacturing. The Holding segment consists of the A-Power, Head Dragon, and Easy Flow stand-alone entities which own and fund the operating subsidiaries. A-Power is incorporated in the BVI and Head Dragon and Easy Flow are incorporated in Hong Kong. The Construction segment consists of GaoKe Energy and its subsidiary, LICEG Ltd., which construct new energy or renewable energy power stations, micro-power networks, infrastructure, industrial buildings, and residential real estate properties. The Design segment consists of GaoKe Design which designs new energy or renewable energy power stations and micro-power networks. The Manufacturing segment consists of Ruixiang and Jinxiang which manufacture wind-power turbines. The Manufacturing segment commenced activity in 2008, and no revenue had been generated in this segment as of December 31, 2008. Entities in the Construction, Design, and Manufacturing segments are incorporated in the PRC.

Segmented financial information (in thousands):

	Holding	Construction	Design	Manufacturing	Total
For the year ended December 31, 2008
Revenue	$-	$264,577	$289	$-	$264,866
Interest expense, net	$131	$22	$-	$-	$153
Depreciation	$18	$308	$56	$3	$385
Net income (loss)	$(3,591)	$32,063	$436	$(392)	$28,516
Total assets	$5,077	$145,946	$326	$54,188	$205,537
Property, plant and equipment, net	$56	$14,022	$208	$26	$14,312
Intangible assets and deposits on intangible assets	$-	$2,280	$-	$20,606	$22,886
Total capital expenditures	$74	$8,200	$27	$25,796	$34,097

For the year ended December 31, 2007
Revenue	$-	$152,187	$357	$-	$152,544
Interest expense, net	$904	$65	$-	$-	$969
Depreciation	$-	$148	$39	$-	$187
Net income (loss)	$(2,689)	$17,862	$41	$-	$15,214
Total assets	$3,729	$64,345	$375	$-	$68,449
Property, plant and equipment, net	$-	$2,280	$222	$-	$2,502
Deposits on intangible assets	$-	$-	$-	$4,124	$4,124
Total capital expenditures	$-	$434	$61	$4,124	$4,619

For the year ended December 31, 2006
Revenue	$-	$98,613	$92	$-	$98,705
Interest expense, net	$32	$-	$-	$-	$32
Depreciation	$-	$176	$25	$-	$201
Net income (loss)	$(206)	$7,723	$(7)	$-	$7,510
Total assets	$-	$37,718	$239	$-	$37,957
Property, plant and equipment, net	$-	$1,862	$186	$-	$2,048
Total capital expenditures	$-	$21	$5	$-	$26

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Year Ended December 31, 2008)
(In Thousands of United States dollars, Except per Share Amounts)

26.	Changes in Presentation of Comparative Statements

Certain reclassifications have been made in prior years’ financial statements in order to conform to the basis of presentation for the current year.

27.	Subsequent Events

On March 3, 2009, the Company entered into a supply agreement and a joint venture partnership agreement with GE Drivetrain Technologies, a unit of GE Transportation. Under the terms of the supply agreement, GE Drivetrain Technologies will supply the Company with 2.7 megawatt (MW) wind turbine gearboxes. Under the terms of the joint venture agreement, both companies will establish a joint venture partnership for a wind turbine gearbox manufacturing plant in the PRC. The contracts follow the signing of letters of intent in January of 2009.

On June 8, 2009, Shenyang Municipal Government approved in principal to form Shenyang Power Group with A-Power as the lead investor. The total registered capital of Shenyang Power Group will be $147,000 (RMB 1 billion), of which 60% will be provided by the Company, 20% by Shenyang Ruida Investment Co., and the remaining by other parties. In addition, the Shenyang government will provide a total of $14,700 (RMB 100 million) of subsidies. The Shenyang Power Group intends to expand and strengthen the distributed power generation system construction business of the Company because it will upgrade and strengthen the whole capacity of the Company to undertake more business.

On June 18, 2009, the Company entered into a securities purchase agreement with certain accredited investors (the “Buyers”). Pursuant to the agreement, the Company agreed to sell to the Buyers (i) senior convertible notes in the aggregate principal amount of $40,000 (“Notes”) and (ii) warrants to purchase an additional aggregate amount of 1,504,184 common shares of the Company (the “Warrants”). The Notes bear initial interst at 3% per annum, which will be increased each year up to a maximum of 12% per annum, payable quarterly, at the Company’s option, in cash or shares of the Company’s common stock. The Notes have a five year term through June 19, 2014, and are convertible into common shares. The initial conversion price of the Notes is $10.637 per common share. The Warrants grant the Buyers the right to acquire the Company’s common stock at $10.637 per common share, subject to customary anti-dilution adjustments. The warrants have a term of five years.

Exhibit Index

Exhibit No.	Description of Document

1.1
Amended and Restated Memorandum of Association of A-Power Energy Generation Systems, Ltd. (incorporated by reference to Exhibit 3.1 of our current report on Form 8-A/A (file no. 001-33820-08538726) filed with the Securities and Exchange Commission on January 18, 2008)

1.2
Amended and Restated Articles of Association of A-Power Energy Generation Systems, Ltd. (incorporated by reference to Exhibit 3.2 from our current report on Form 8-A/A (file no. 001-33820-08538726) filed with the Securities and Exchange Commission on January 18, 2008)

2.1
Form of Unit Purchase Option granted to EarlyBird Capital, Inc., as representative of the underwriters (incorporated by reference to Exhibit 4.4 of the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on May 17, 2005)

2.2
Amendment to Unit Purchase Option granted to EarlyBird Capital, Inc., as representative of the underwriters, dated April 16, 2007 (incorporated by reference to Exhibit 4.7 of the annual report on Form 10-KSB of Chardan South China Acquisition Corporation (file no. 000-51432-   07771156) filed with the Securities and Exchange Commission on April 17, 2007)

2.3
Form of Warrant Agreement between Continental Stock Transfer & Trust Company and A-Power Energy Generation Systems, Ltd. (as successor to Chardan South China Acquisition Corporation) (incorporated by reference to Exhibit 4.5 of Amendment No. 3 to the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on July 28, 2005)

2.4
Warrant Clarification Agreement with Continental Stock Transfer & Trust Company, dated April 16, 2007 (incorporated by reference to Exhibit 4.6 of the annual report on Form 10-KSB of Chardan South China Acquisition Corporation (file no. 000-51432-   07771156) filed with the Securities and Exchange Commission on April 17, 2007)

2.5
Registration Rights Agreement among A-Power Energy Generation Systems, Ltd. (as successor to Chardan China Acquisition Corp. III) and Li Zhang, Kerry Propper, Jiangnan Huang, Chardan Capital Partners and SUJG, Inc. (incorporated by reference to Exhibit 10.11 of the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on May 17, 2005)

4.1
Stock Purchase Agreement, dated April 14, 2007, between A-Power Energy Generation Systems, Ltd. (as successor to Chardan South China Acquisition Corporation and China Energy Technology Limited) and Jinxiang Lu (incorporated by reference to Annex A of the proxy statement/prospectus contained in the registration statement on Form S-4 (file no. 333-142894) originally filed with the Securities and Exchange Commission on May 11, 2007)

4.2
Form of Agreement and Plan of Merger between Chardan South China Acquisition Corporation and China Energy Technology Limited (incorporated by reference to Exhibit 2.2 of our registration statement on Form S-4 (file no. 333-142894) filed with the Securities and Exchange Commission on May 11, 2007)

4.3
Investment Management Trust Agreement between A-Power Energy Generation Systems, Ltd. (as successor to Chardan China Acquisition Corp. III) and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.7 of the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on May 17, 2005)

4.4
Form of Stock Escrow Agreement among A-Power Energy Generation Systems, Ltd. (as successor to Chardan China Acquisition Corp. III), Continental Stock Transfer & Trust Company, and Li Zhang, Kerry Propper, Jiangnan Huang, Chardan Capital Partners and SUJG, Inc. (incorporated by reference to Exhibit 10.8 of the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on May 17, 2005)

4.5
Letter Agreement between Chardan China Acquisition Corp. III and Chardan Capital, LLC regarding administrative support for period between initial public offering and effective date of business combination or liquidation of Chardan China Acquisition Corp. III (incorporated by reference to Exhibit 10.9 of the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on May 17, 2005)

4.6
Letter Agreement, dated April 30, 2005, among A-Power Energy Generation Systems, Ltd. (as successor to Chardan China Acquisition Corp. III), EarlyBird Capital, Inc. and Dr. Richard D. Propper (incorporated by reference to Exhibit 10.1 of the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on May 17, 2005)

4.7
Letter Agreement, dated April 30, 2005, among A-Power Energy Generation Systems, Ltd. (as successor to Chardan China Acquisition Corp. III), EarlyBird Capital, Inc. and Li Zhang (incorporated by reference to Exhibit 10.2 of the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on May 17, 2005)

4.8
Letter Agreement, dated April 30, 2005, among A-Power Energy Generation Systems, Ltd. (as successor to Chardan China Acquisition Corp. III), EarlyBirdCapital, Inc. and Kerry Propper (incorporated by reference to Exhibit 10.3 of the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on May 17, 2005)

4.9
Letter Agreement, dated April 30, 2005, among A-Power Energy Generation Systems, Ltd. (as successor to Chardan China Acquisition Corp. III), EarlyBirdCapital, Inc. and Jiangnan Huang (incorporated by reference to Exhibit 10.4 of the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on May 17, 2005)

4.10
Letter Agreement, dated April 30, 2005, among A-Power Energy Generation Systems, Ltd. (as successor to Chardan China Acquisition Corp. III), EarlyBirdCapital, Inc. and Chardan Capital Partners (incorporated by reference to Exhibit 10.5 of the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on May 17, 2005)

4.11
Letter Agreement, dated April 30, 2005, among A-Power Energy Generation Systems, Ltd. (as successor to Chardan China Acquisition Corp. III), EarlyBirdCapital, Inc. and SUJG, INC. (incorporated by reference to Exhibit 10.6 of the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on May 17, 2005)

4.12
Cooperation Agreement, dated September 16, 2005, between Liaoning GaoKe Energy Group Company Limited and Tsinghua University (incorporated by reference to Exhibit 10.14 of Amendment No. 2 of our registration statement on Form S-4 (file no. 333-142894) filed with the Securities and Exchange Commission on October 11, 2007)

4.13
Cooperation Agreement, dated June 25, 2005, between Liaoning GaoKe Energy Group Company Limited and China Academic Sciences Guangzhou Energy Institute (incorporated by reference to Exhibit 10.15 of Amendment No. 2 of our registration statement on Form S-4 (file no. 333-142894) filed with the Securities and Exchange Commission on October 11, 2007)

4.14
A-Power Energy Generation Systems, Ltd. 2007 Equity Plan (incorporated by reference to Annex D of the proxy statement/prospectus contained in our registration statement on Form S-4 (file no. 333-142894) originally filed with the Securities and Exchange Commission on May 11, 2007)

4.15
Form of 2007 Equity Plan Notice of Grant of Stock Option and Stock Option Agreement (for participants resident in the PRC) (incorporated by reference to Exhibit 4.15 of our annual report on Form 20-F (file no. 001-33820) filed with the Securities and Exchange Commission on July 11, 2008)

4.16
Form of 2007 Equity Plan Notice of Grant of Stock Option and Stock Option Agreement (for U.S. participants) (incorporated by reference to Exhibit 4.16 of our annual report on Form 20-F (file no. 001-33820) filed with the Securities and Exchange Commission on July 11, 2008)

4.17
Form of 2007 Equity Plan Notice of Grant of Stock Option and Stock Option Agreement (for international participants resident outside the PRC) (incorporated by reference to Exhibit 4.17 of our annual report on Form 20-F (file no. 001-33820) filed with the Securities and Exchange Commission on July 11, 2008)

4.18
Form of Securities Purchase Agreement (incorporated by reference to Exhibit 99.2 from our current report on Form 6-K (file no. 001-33820) filed with the Securities and Exchange Commission on June 19, 2009)

4.19	Form of Senior Convertible Note (incorporated by reference to Exhibit 99.3 from our current report on Form 6-K (file no. 001-33820) filed with the Securities and Exchange Commission on June 19, 2009)

4.20	Form of Warrant (incorporated by reference to Exhibit 99.4 from our current report on Form 6-K (file no. 001-33820) filed with the Securities and Exchange Commission on June 19, 2009)

4.21	Form of Put Agreement (incorporated by reference to Exhibit 99.5 from our current report on Form 6-K (file no. 001-33820) filed with the Securities and Exchange Commission on June 19, 2009)

4.22	Form of the Pledge Agreement (incorporated by reference to Exhibit 99.6 from our current report on Form 6-K (file no. 001-33820) filed with the Securities and Exchange Commission on June 19, 2009)

4.23	Form of Letter Agreement (incorporated by reference to Exhibit 99.7 from our current report on Form 6-K (file no. 001-33820) filed with the Securities and Exchange Commission on June 19, 2009)

4.24
Form of Registration Rights Agreement (incorporated by reference to Exhibit 99.8 from our current report on Form 6-K (file no. 001-33820) filed with the Securities and Exchange Commission on June 19, 2009)

4.25	Form of the Voting Agreement (incorporated by reference to Exhibit 99.9 from our current report on Form 6-K (file no. 001-33820) filed with the Securities and Exchange Commission on June 19, 2009)

4.26	Form of the Lock-up Agreement (incorporated by reference to Exhibit 99.10 from our current report on Form 6-K (file no. 001-33820) filed with the Securities and Exchange Commission on June 19, 2009)

4.27*	License Agreement, dated May 23, 2007, between Liaoning GaoKe Energy Group Company Limited and Führlander AG

4.28*	License Agreement, dated January 12, 2009, by and among Liaoning GaoKe Energy Group Company Limited, Shenyang Lucky Wind Power Equipments Co., Ltd and Führlander AG

4.29*	License Agreement, dated February 16, 2007, between Liaoning GaoKe Energy Group Company Limited and Norwin A/S

4.30*	License Agreement, dated January 12, 2009, by and among Liaoning GaoKe Energy Group Company Limited, Shenyang Gold Lucky Electric Power Equipments Co., Ltd and Norwin A/S

8.1*	List of Subsidiaries

11.1
Code of Conduct and Policy Regarding Reporting Possible Violations (incorporated by reference to Annex G of the proxy statement/prospectus contained in our registration statement on Form S-4 (file no. 333-142894) originally filed with the Securities and Exchange Commission on May 11, 2007)

12.1*	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*±	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*±	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1*	Consent of MSCM LLP

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