Form 20-F/A
period 2008-12-31
A-Power Energy Generation Systems, Ltd.
filed 2009-12-02
CIK 1399233

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1 to
FORM 20-F/A

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from to .

Commission file number:  001-33820

A-POWER ENERGY GENERATION SYSTEMS, LTD.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

British Virgin Islands
(Jurisdiction of incorporation or organization)

No. 44 Jingxing North Street
Tiexi District
Shenyang, Liaoning, China 110021
(Address of principal executive offices)

Jinxiang Lu
Chief Executive Officer
(86) 10-24-8561-7788
No. 44 Jingxing North Street
Tiexi District
Shenyang, Liaoning, China 110021
(Name, telephone, e-mail and/or facsimile number and address of company contact person)

 Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares, par value US$0.0001 per share	NASDAQ Global Select Market

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

EXPLANATORY NOTE

           This Annual Report on Form 20-F/A (Amendment No. 1) is being filed to (i) incorporate amended disclosures resulting from our responses to comment letters issued by the staff of the Securities Exchange Commission in connection with its review of our periodic disclosures pursuant to Section 7266 of the Sabanes-Oxley Act  of 2002, (ii) correct certain typographical errors and (iii) to correct or amend certain information contained in our Annual Report for the year ended December 31, 2008, or Annual Report.  We have also provided certain updated information regarding the proposals that were approved by our shareholders at our annual shareholder meeting held on August 21, 2009.

Except as described above, no other changes have been made to the Annual Report by this Annual Report on Form 20-F/A (Amendment No. 1).  Except as described above, this Annual Report on Form 20-F/A (Amendment No. 1) does not reflect events occurring after the filing of the Annual Report, including any exhibits to the Annual Report affected by subsequent events.

           As required by Rule 12b-15 under the Exchange Act of 1934, as amended, this Annual Report on Form 20-F/A (Amendment No. 1) includes as exhibits currently dated certifications of our principal executive officer and our principal financial officer.

INTRODUCTION

In this Annual Report on Form 20-F/A (Amendment No. 1), unless otherwise indicated,

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

(8) “LICEG” refers to Liaoning International Construction and Engineering Group, our joint venture partner in LICEG Ltd.;

(9) “GaoKe” refers to GaoKe Energy, GaoKe Design and LICEG Ltd.;

(10) “Ruixiang” refers to Shenyang (Ruixiang) Lucky Wind Power Equipments Co., Ltd.;

(11) “Jinxiang” refers to Shenyang (Jinxiang) Gold Luck Electric Power Equipment Co., Ltd.;

(12) “China” and “PRC” refer to the People’s Republic of China, and solely for the purpose of this Annual Report on Form 20-F/A (Amendment No. 1), exclude Taiwan, Hong Kong and Macau;

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

Under the laws of the British Virgin Islands and our memorandum of association, the holders of our common stock are referred to as “members” rather than “shareholders.”  In this Annual Report on Form 20-F/A (Amendment No. 1), references that would otherwise be to members are made to shareholders, which is a term more familiar to investors trading on the NASDAQ Global Select Market, which is the exchange on which our shares are listed.

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

FORWARD-LOOKING INFORMATION

This Annual Report on Form 20-F/A (Amendment No. 1) contains forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements relate to, among other matters:

•	our future business development, results of operations and financial condition;

•	our projected revenues, profits, earnings and other estimated financial information; and

•	our anticipated growth strategies, including our expansion in the international distributed power generation and micro power grid market and the wind energy business.

You can generally identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions or the negative of such expressions.  We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs based on information currently available to us.  The accuracy of these statements may be affected by inaccurate assumptions we might have made or by known or unknown risks, uncertainties or other factors, including the risk factors described under Item 3.D, “Key Information —Risk Factors,” of this Annual Report on Form 20-F/A (Amendment No. 1), which may cause our actual results to differ materially from the from those anticipated or implied by the forward-looking statements.  The following are among the key risks and other factors to consider in evaluating our forward-looking statements:

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

This listing of risks is not exhaustive.  Other sections of this Annual Report on Form 20-F/A (Amendment No. 1) include additional factors that could adversely impact our business and financial performance.  You should read these statements in conjunction with the risk factors disclosed in Item 3.D., “Key Information — Risk Factors,” of this Annual Report on Form 20-F/A (Amendment No. 1) and other risks and factors outlined in our other filings with the Securities and Exchange Commission.

Forward-looking statements contained herein speak only as of the date of the Annual Report.  You should not rely upon forward-looking statements as predictions of future events.  Except as may be required by applicable law, we do not intend to update or revise any forward-looking statements in the Annual Report, whether as a result of new information, future events or otherwise.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	A. Selected Financial Data

The following tables present our selected historical consolidated financial data.

The selected consolidated statement of operations data for the years ended December 31, 2006, 2007 and 2008 and the selected consolidated balance sheet data as of December 31, 2007 and 2008 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F/A (Amendment No. 1) and should be read in conjunction with those financial statements and the accompanying notes and Item 5, “Operating and Financial Review and Prospects.” Our selected consolidated statement of operations data for the years ended December 31, 2004 and 2005 and our selected consolidated balance sheet data as of December 31, 2004, 2005 and 2006 has been derived from our audited consolidated financial statements for these periods and dates, which are not included in this Annual Report on Form 20-F/A (Amendment No. 1).

Our financial statements were prepared and are presented in accordance with U.S. GAAP.  Our historical results included below and elsewhere in this Annual Report on Form 20-F/A (Amendment No. 1) are not necessarily indicative of our future performance.

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

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.  These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this Annual Report on Form 20-F/A (Amendment No. 1) or will use in the preparation of our periodic reports or any other information to be provided to you.  The source of these rates is the Federal Reserve Bank of New York.

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

We have a limited operating history. GaoKe commenced operations in 2003 and to date we have conducted nearly all of our business within China through GaoKe. Accordingly, our operating history upon which you can evaluate the viability and sustainability of our business and its acceptance by industry participants is limited. Our business model has evolved in conjunction with our entrance into the international distributed power generation and micro grid market as well as our entrance into the wind energy market, and it continues to evolve in conjunction with the evolution of the alternative energy market in China and globally. We have expanded our distributed power generation business to markets outside of China but have not completed a project outside of China as of the date of the Annual Report.  We also may expand our distributed power generation business to industries that are new to us, and as a result, we expect to experience all of the risks that generally occur with expansion into new areas, including risks such as adapting our management systems and personnel into new areas of business and integrating new business into our operations.  While we have completed construction of our wind turbine production facility, we have only just begun manufacturing and have not completed any wind turbine units as of the date of the Annual Report nor have we generated any revenues from our wind energy business. These circumstances may make it difficult for you to evaluate our business and future prospects, and you should not rely on our past results or our historic growth rate as an indication of our future performance.

We have limited or no experience producing wind turbines, which is a critical component of our growth and overall business strategy.

We only began production of wind turbines in June 2009, and as of the date of the Annual Report, we have yet to complete production of a single wind turbine unit.  The production of wind turbines is a key element of our business strategy.  However, it is a new line of business for us and one in which we have limited experience.  Accordingly, it is difficult to forecast accurately our future revenues and expenses related to this business. Additionally, our wind energy operations will continue to be subject to risks inherent in the establishment of a new business, including, among other things, efficiently deploying our capital, sourcing components, developing our product and service offerings, developing and implementing our marketing campaigns and strategies and developing awareness and acceptance of our products. Our ability to generate future revenues from these operations will be dependent on a number of factors, many of which are beyond our control. To be successful, we must, among other things, begin assembly of wind turbines, demonstrate the stability of our wind turbines and establish market recognition in this business. This will require us to expend significant resources, including capital and management time and there can be no assurance that this aspect of our business will be successful.

Our revenue depends on gaining new customers and we do not have long-term purchase commitments from our customers.

Our revenues have historically resulted, and are expected to continue in the near future to result, from performing individual contracts in our power distribution generation and micro-grid system business that, once completed, typically produce only a limited amount of ongoing revenues for maintenance and other services. Furthermore, customers may change or delay or terminate orders for products without notice for any number of reasons unrelated to us. As a result, in order to maintain and expand our business, we must be able to replenish the orders in our pipeline on a continuous basis. We may not be successful in securing new contracts and therefore our revenues and profits may be reduced. It is also possible that some of our potential customers could choose the products of our competitors instead. Should they do so, we would suffer a decline in revenues and profitability.

Our manufacturing and assembly of wind turbines will entail significant amounts of working capital. If we cannot satisfy these working capital requirements the growth and development of our wind turbine business could suffer materially.

Unlike our distributed power generation business,  our wind turbine business will be capital intensive, and the assembly of wind turbines will entail significant working capital for the procurement of components and assembly. Our recovery of these costs will be dependent on customers purchasing our wind turbines. The working capital required to assemble wind turbines is primarily based on the costs of components. Upon placement of orders, our suppliers typically require a 30% down payment for components related to our more advanced 2.7 MW wind turbine units, and 10% to 30% down payment for components related to our 750 kW wind turbine units. If prices of key components used to build the wind turbines increase, we may require additional financing to produce our wind turbines. Additional financing may not be available on terms acceptable to us or at any cost.

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

With respect to our licensing agreement with Norwin A/S, or Norwin, we agreed to pay the balance of the licensing fee of $1.7 million to Norwin in installments based on the number of 750 kW and 225 kW wind turbines we produce, provided that this amount is paid by February 15, 2009. As of the date of the Annual Report, we have yet to start producing any 750 kW or 225 kW wind turbines and have not paid the balance of $1.75 million to Norwin, however, Norwin has provided us written confirmation dated May 31, 2009 that the agreement we have with them is still valid. GaoKe Energy and Norwin have also agreed to establish a joint research and development facility in Shenyang to develop new wind turbine technology for both the China and the international markets, and we expect to sign a detailed agreement with Norwin related to the facility in early 2010. We intend to pay the outstanding balance of the license fee upon execution of this agreement. Nevertheless, in the event Norwin, or any of our other licensing partners terminates our licensing agreements with them, we may not be able to develop our wind turbine business, which would materially harm our wind energy business and our financial prospects.

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

We design, produce and oversee the construction of relatively large and complex electric generating, co-generation and micro grid power networks. At times these systems may contain design or manufacturing errors or defects, including defects in equipment that we purchase for use with our systems. Any defects in our systems may result in claims for economic damage, delays in completion, or reduced or cancelled customer orders. If these types of problems occur, we may incur additional costs, and if they occur frequently, we may sustain additional costs, loss of business reputation and legal liability.

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

Occasionally, we may experience a supply shortage of, or a delay in receiving, certain component parts for wind turbines as a result of strong demand for the component parts, such as gear boxes, generators and blades, and/or capacity constraints or other problems experienced by suppliers.  This is particularly true with respect to component parts for our 2.7 MW wind turbines that use advanced technology, and with respect to which we compete globally against other wind turbine producers purchasing the same components.  We currently purchase component parts for our 2.7 MW wind turbines from overseas suppliers.  In order to reduce costs. we are considering sourcing these components from suppliers located in China that are price competitive.  However, components purchased from domestic suppliers generally use less advanced technology and may result in lower quality products when compared to the components that we currently purchase from our overseas suppliers.  In addition, if our licensors do not approve the locally-sourced components, we could lose certain warranties or other rights under our licenses. Component parts for our 750 kW and 225 kW wind turbines are more readily available domestically and internationally.  If shortages or delays persist, the price of these components may increase, or the components may not be available at all, and we may also encounter shortages if we do not accurately anticipate our needs. Conversely, we may not be able to secure enough components at reasonable prices or of acceptable quality to build new wind turbines in a timely manner in the quantities or configurations needed. Our operating results would also be adversely affected if, anticipating greater demand than actually develops, we commit to the purchase of more components than we need. Furthermore, as a result of binding price or purchase commitments with suppliers, we may be obligated to purchase components at prices that are higher than those available in the current market. Given that many of the wind farm operators are large state-owned power companies in China with extensive bargaining power, we may not be able to pass on the increase of costs of wind turbine components to our customers, reducing our margins and negatively affecting our results of operations.

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

We recognize revenue on our distributed power generation system projects on a percentage completion basis. Historically, we have completed these projects in 12 to 24 months, depending on the size of the project. However, completion dates of our distributed power generation projects in North East China, where a majority of our projects are located, are difficult to predict primarily due to the unpredictable and potentially harsh weather conditions in this region from November through March of each year. As a result, a significant amount of expected revenue could go unrealized in particular quarters and/or fiscal years. For example, in addition to our expected seasonal slowdown in production during the winter months, extremely cold and stormy weather conditions in Northern China can cause unexpected delays in production. The number and length of project delays resulting from adverse weather conditions are difficult to predict and may adversely affect our operating results in particular quarters and/or fiscal years.

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

We need support and permission from our licensing partners to use technology in connection with our wind turbine business in markets outside of China, which may be difficult to obtain and could harm our ability to grow our business.

In connection with our wind turbine business, we currently license technology which we are permitted to use in China.  We will need technical support and permission from our licensing partners to use such technology in markets outside of China.  We may be unsuccessful in entering into agreements with our licensing partners in order to provide this technical support and permission, or in negotiating favorable terms in these agreements.  Further, if any negotiations take considerably longer to conclude than the parties initially anticipate, this could cause us to enter into agreement terms that are less favorable to us, and this could harm our ability to grow our business.

The largely non-exclusive nature of our license agreement with Fuhrlander could result in increased competition with our wind turbine business.

In May 2007, GaoKe Energy entered into a license agreement with Fuhrlander AG, or Fuhrlander, that gave GaoKe Energy an exclusive right to sell and a non-exclusive right to produce Fuhrlander’s 2.5 MW series wind turbines in Liaoning and Hebei provinces of China and a non-exclusive right to produce and sell Fuhrlander’s 2.5 MW series wind turbines in nine other PRC provinces.  The largely non-exclusive nature of this license agreement reduces barriers to entry and could result in increased competition and/or the entrance of new direct or indirect competitors with our wind turbine business, which could have a material adverse effect on our business and results of operations.

Risks Related to Doing Business in China

Changes in the PRC's economic, fiscal, monetary, or political policies or factors could materially affect, directly or indirectly, the Company’s operations or investments by holders in the United States.

We conduct substantially all of our operations in China and derive substantially all of our revenue from our operations in China. Accordingly, our business, financial condition, results of operations and prospects are affected to a significant degree by economic, political and social conditions in China. The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. The PRC economy has grown significantly in recent years; however, we cannot assure you that such growth will continue. Until recently, the PRC government attempted to slow the pace of growth of the PRC economy by raising interest rates and the deposit reserve rate and issuing administrative guidelines to control lending to certain industries. In response to the global economic slowdown and market volatility, the PRC government has lowered interest rates and announced large fiscal stimulus packages to boost the domestic economy, which include RMB4.0 trillion investments in, among other things, airports, highways, railways, power grids and other infrastructure developments, the effects of which cannot yet be fully determined.  In addition, the PRC government regulates the power industry in China, has adopted laws related to renewable energy, and has adopted policies for the accelerated development of renewable energy as part of a Development Plan promulgated on August 31, 2007, as discussed in Item 4C “Information on the Company— Business Overview— Regulation”. Meanwhile, the PRC government has introduced certain policies which may more directly impact our business.  For instance, the PRC government has sought to discourage the use of corn as a raw material for industrial use by requiring local governments to limit their approvals of new ethanol projects that process corn. As a result, we have avoided taking on ethanol based distributed power generation system projects.  If the government discourages other materials, such as pulp, that are used as inputs in the distributed power generation systems we build, there could be a material adverse effect on our business operations. With respect to our wind energy business, the PRC government has recently been encouraging the use and production of larger-capacity wind turbines through such measures as requiring state-owned wind farm developers to increase the capacity of the wind turbines they purchase and through tax incentives related to the import of certain turbine components.  The effect of this policy on our wind energy business is difficult to determine because we largely focus on the higher capacity wind turbine classes. With respect to smaller capacity wind turbines, we may experience difficulty developing a viable business in the future for our 750kW class of wind turbines. Although the promotion of higher capacity wind turbines by the PRC government may have some favorable impact on our business, it will likely increase competition in this higher capacity segment as more local manufacturers begin to produce turbines that are 2.5MW or above, which is our primary target market. Any adverse change in the economic, political and social conditions or government policies in China, whether they be general or directly related to our business segments, could have a material adverse effect on overall economic growth, which in turn could lead to a reduction in demand for our products and consequently have a material adverse effect on our business operations and investments by holders in the United States.

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

In addition, a majority of our material agreements are governed by PRC law.  We and our PRC subsidiaries may not be able to enforce our material agreements, and remedies may not be available outside of the PRC. The system of laws and the enforcement of existing laws in the PRC may not be as certain in implementation and interpretation as in the U.S. The Chinese judiciary is relatively inexperienced in enforcing corporate and commercial law, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. The inability to enforce or obtain a remedy under any of our present or future agreements could result in a significant loss of business, business opportunities or capital.

We may have difficulty establishing adequate management, legal and financial controls in the PRC, which could result in misconduct and difficulty in complying with applicable laws and requirements.

Our operations are conducted through subsidiary operating companies organized under the laws of the PRC. We acquired these Chinese operating companies in 2008. As privately held companies in the PRC, they have not historically focused on establishing Western-style management and financial reporting concepts and practices, as well as modern banking, computer and other internal control systems. We may have difficulty in hiring and retaining a sufficient number of qualified internal control employees to work in the PRC. As a result of these factors, we may experience difficulty in establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet Western standards. See “— Risks Related Our Shares — Investor confidence and the market price of our common stock may be adversely impacted if we fail to establish and maintain effective internal control over financial reporting.”

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

We are a holding company that depends on dividend payments from our subsidiaries for funding.

We are a holding company established in the British Virgin Islands and operate all of our business and operations through our subsidiaries in China. Therefore, our ability to pay dividends to our shareholders and to service our indebtedness depends upon dividends that we receive from our subsidiaries in China. If our subsidiaries incur indebtedness or losses, such indebtedness or loss may impair their ability to pay dividends or other distributions to us. As a result, our ability to pay dividends and to service our indebtedness would be restricted.  Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Each of our PRC subsidiaries, including wholly foreign-owned enterprises and domestic companies, is required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the accumulative amount of such reserves reaches 50.0% of its registered capital. As of December 31, 2008, the accumulated reserves with respect to Gaoke, GaoKe Design, LICEG, Jinxiang and Ruixiang amounted to RMB30,000,000, RMB895,000, RMB0, RMB0 and RMB0 respectively, and the retained earnings (deficit) amounted to RMB417,577,000, RMB 5,671,000, RMB2,196,000, RMB(596,000) and RMB(2,249) respectively. Our statutory reserves are not distributable as cash dividends. In addition, restrictive covenants in bank credit facilities, joint venture agreements or other agreements that we or our subsidiaries may enter into in the future may also restrict the ability of our subsidiaries to make contributions to us and our ability to receive distributions. We believe that the present and anticipated retained earnings of our subsidiaries will be sufficient to enable them to pay dividends to us in amounts that we require. However, in the future, these restrictions on the availability and usage of our major source of funding could impact our ability to fund our operations and to service our indebtedness.

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

Our Chairman and Chief Executive Officer, Mr. Jinxiang Lu, beneficially owns approximately 31.2% of our outstanding common stock.  Accordingly, Mr. Lu may exercise significant influence over all matters requiring shareholder approval, including the election of a majority of the directors and the determination of significant corporate actions.  In addition, under the terms of the purchase agreement dated April 14, 2007 pursuant to which we acquired our Chinese operating companies, we are obligated to issue an aggregate of up to 9,000,0000 additional shares to Mr. Lu if we reach certain levels of after-tax profit for each year from 2007 through 2012.   We satisfied the after-tax profit minimum for 2007 and 2008 and have issued 1,000,000 shares in respect of 2007, which are included in the percentage ownership figure above, and expect to issue an additional 1,000,000 shares in respect of 2008 later this year.  Pursuant to an agreement between Mr. Lu and Mr. Lin, our Chief Operating Officer and Director, Mr. Lu will transfer 5% of any of these additional incentive shares issued to him to Mr. Lin.  Mr. Lin beneficially owns approximately 4.7% of our outstanding common stock.  If all of the remaining 7,000,000 additional shares are issued to Mr. Lu, his percentage ownership, along with Mr. Lin’s percentage ownership of our shares would increase significantly.  The concentration of ownership by Mr. Lu and Mr. Lin may preclude actions being taken even if supported by our other shareholders.  In addition, it may discourage, delay or prevent a change in control of our Company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of any sale of our company.

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

You may experience dilution due to future sales of common shares or convertible debt or the issuances of common shares upon conversion of outstanding convertible notes and warrants.

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

Restrictive covenants in our outstanding convertible notes and warrants limit our ability to engage in certain transactions.

Our outstanding convertible notes issued in June, 2009 include covenants which, among other things, restrict or have the effect of restricting our ability to dispose of assets, incur debt, pay dividends and other restricted payments, create liens or make capital expenditures, investments or acquisitions. These covenants may limit our ability to finance our growth or otherwise limit our activities and restrict our operational flexibility. The breach of any of the covenants could result in a default and acceleration of the indebtedness under the convertible notes, which would have an adverse effect on our business, financial condition and results of operations.

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

As a result of our business combination transactions and listing on NASDAQ in 2008, we have incurred and expect to continue to incur a significantly higher level of legal, accounting and other expenses than we did before we became a public company. As a public company, we are subject to reporting obligations under the U.S. securities laws.  In addition, the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the NASDAQ Stock Market, have required changes in corporate governance practices of public companies listed on U.S. national stock exchanges, including foreign private issuers such as us. The U.S. securities laws and related rules and regulations have increased our legal and financial compliance costs and made certain activities more time-consuming and costly.  We will continue to incur considerable costs and use significant management time and other resources in an effort to comply with our obligations as a public company including complying with the internal control over financial reporting obligations of Section 404 of the Sarbanes-Oxley Act. Our reporting obligations as a public company will continue to place a significant strain on our management, operational and financial resources and systems for the foreseeable future. See Item 15., “ Controls and Procedures.”

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

Shareholders of British Virgin Islands companies may not be able to initiate shareholder derivative actions in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a British Virgin Islands company, such as ours, being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law; or to impose liabilities against us, in original actions brought in the British Virgin Islands, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered as the basis for a claim at common law in the British Virgin Islands unless certain conditions were satisfied.

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

Our current company structure was created in January 2008, when A-Power (formerly known as China Energy Technology Limited) completed the acquisition of all of the issued and outstanding common stock of Head Dragon Holdings, a Hong Kong company that owned a controlling interest in its operating subsidiaries in the PRC, GaoKe Energy and GaoKe Design.  Immediately after the acquisition, Chardan South China Acquisitions Corporation, the sole shareholder of A-Power, merged with and into A-Power for the purpose of changing its domicile to the British Virgin Islands. On January 22, 2008, A-Power’s common stock began trading on the NASDAQ Capital Market and, on June 2, 2008, A-Power’s common stock began trading on the NASDAQ Global Select Market.  We are incorporated in the British Virgin Islands, under the BVI Business Companies Act, 2004, and C T Corporation System, 111 Eighth Avenue, New York NY 10011, (212) 894-8539, is our agent in connection with our filings under the Securities Act of 1933, as amended.  A-Power holds 100% of Head Dragon Holdings, which holds our distributed power generation systems business through its controlling interest in three operating subsidiaries in the PRC, collectively referred to as “GaoKe.” A-Power also holds 100% of Easy Flow, a Hong Kong company which holds our wind energy business through its controlling interest in two operating subsidiaries in the PRC.

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

Pursuant to the terms of the stock purchase agreement, in consideration for all of his Head Dragon Holdings shares, Mr. Lu, received 13,000,000 shares of our common stock, of which 3,497,000 was transferred to John S. Lin and three other shareholders. As additional consideration, the stock purchase agreement provides that Mr. Lu will be issued up to an aggregate of 9,000,000 shares of our common stock (1,000,0000 per year for 2007 through 2009 and 2,000,000 for 2010 through 2012, on an all-or-none basis each year) for the six years beginning with fiscal 2007 if, on a consolidated basis, we generate net operating profits (excluding after-tax operating profits from any subsequent acquisitions of securities that have a dilutive effect) of at least the following amounts:

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

Acquisition of Class A Licenses

In October 2005, we, through GaoKe Energy, entered into an agreement to acquire certain licenses of Liaoning International Construction and Engineering Group, or LICEG, a Chinese construction and engineering company. LICEG was incorporated under the Construction Commission of Liaoning Province, and is one of a limited number of construction and engineering companies in China with Class A-level licenses that permit it to undertake international power and infrastructure projects and to construct various power systems, energy and infrastructure projects of any size in China. Since its inception in 1993, LICEG has completed a large number of projects in not only China, but in Africa, Eastern Europe and the Asian Pacific region. In August 2007, pursuant to our agreement with LICEG, we formed a domestic co-operative joint venture company, LICEG Ltd., of which GaoKe Energy holds a 90% ownership interest and LICEG holds a 10% ownership interest.  Pursuant to the agreement, GaoKe Energy agreed that LICEG Ltd. would hire over 30 of LICEG’s engineers, and LICEG agreed to transfer a number of its Class A licenses, but none of its liabilities, to LICEG Ltd. These Class A licenses cover a broad scope of services, including power plant construction and installation, steel construction and industrial renovation and construction for large-scale projects in China, as well as overseas (subject to obtaining local approvals and permits).  GaoKe Energy committed to pay RMB36 million, or approximately US$5.3 million, once LICEG Ltd. obtains all of these licenses that LICEG agreed to transfer. As of the date of the Annual Report, LICEG Ltd. has obtained all but one of these licenses. We will pay the RMB36 million to LICEG once the final license has been transferred to LICEG Ltd.  LICEG also agreed to contribute RMB6 million, or approximately US$0.834 million, to LICEG Ltd. and GaoKe Energy agreed to pay LICEG a fixed monthly fee of RMB30,000, or US$4,418, in lieu of LICEG’s 10% share of retained earnings of LICEG Ltd.  GaoKe Energy has the right to require LICEG to transfer its 10% ownership interest to GaoKe Energy, at any time whereupon LICEG Ltd. would become a 100% owned subsidiary of GaoKe Energy.

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

In May 2007, GaoKe Energy entered into a license agreement with Fuhrlander  that gave GaoKe Energy an exclusive right to sell and a non-exclusive right to produce Fuhrlander’s 2.5 MW series wind turbines in Liaoning and Hebei provinces of China and a non-exclusive right to produce and sell Fuhrlander’s 2.5 MW series wind turbines in nine other PRC provinces. As part of the agreement, Fuhrlander agreed to assist GaoKe Energy in developing a production facility that emulates Fuhrlander’s facility in Germany, which we have recently completed in Shenyang. Under the technology license, GaoKe Energy has the right to any advancements or improvements that Fuhrlander makes to its 2.5 MW series wind turbine without charge. To secure these rights, GaoKe Energy agreed to pay Fuhrlander a transfer fee of approximately $6.4 million (EURO 4.5 million) and a minimum of approximately $8.1 million (EURO 5.5 million) in training fees and a royalty payment over the first six years of the agreement.  The license agreement runs perpetually unless there is a breach of the agreement’s terms, payments are not made as required, or a voluntary termination by mutual consent of both parties. In January 2009, Fuhrlander, GaoKe Energy, and Ruixiang entered into an agreement to transfer the original license agreement from GaoKe Energy to Ruixiang.  The terms of the original agreement remain unchanged, except that the wind turbine series was upgraded from 2.5 MW series of wind turbines to 2.7 MW series of wind turbines.

In February 2007, GaoKe Energy entered into a license agreement with Norwin that gave GaoKe Energy the exclusive rights to produce and sell Norwin’s 750 kW and 225 kW wind turbines in China. As part of the agreement with Norwin, Jinxiang was established in Shenyang, China in January 2008. The license agreement has a term of 20 years unless there is a substantial breach of the agreement. Under this agreement, GaoKe Energy agreed to pay Norwin a license fee of $3.9 million ($3.5 million in cash, and $0.4 million attributed to the value of the 15% ownership of Jinxiang given to Norwin). Of the cash portion of this license fee, we have a remaining balance of $1.75 million which is payable to Norwin in quarterly installments based on the number of 750 kW and 225 kW wind turbines we produce, provided, however, that the balance was to be paid in full no later than February 15, 2009. As of the date of this annual report, we have yet to start producing any 750 kW or 225 kW wind turbines and have not paid the balance of $1.75 million to Norwin, however, Norwin has provided us written confirmation dated May 31, 2009 that the agreement we have with them is still valid. GaoKe Energy and Norwin have also agreed to establish a joint research and development facility in Shenyang to develop new wind turbine technology for both the China and the international markets, and we expect to sign a detailed agreement with Norwin related to the facility in early 2010. We intend to pay the outstanding balance of the license fee upon execution of this agreement. In January 2009, Norwin, GaoKe Energy, and Jinxiang entered into an agreement to transfer the original license agreement from GaoKe Energy to Jinxiang. The terms of the original agreement remain unchanged.

In late March 2008, we began construction of our wind turbine production plant, which is located near our corporate headquarters in Shenyang, China. The plant consists of a 320,000 square foot production facility with production lines for the assembly of 2.7 MW, 750 kW and 225 kW series wind turbines, the technology for which we licensed from Fuhrlander and Norwin, as described above. We completed construction of the facility in June 2008, installed machinery and production lines during the second half of 2008, and had our official plant opening in January 2009.  The plant has an annual capacity to produce a maximum of 300 units of our 2.7 MW series wind turbines and 420 units of our 750 kW and 225 kW series of wind turbines, and is expandable by 30%.  We began producing 2.7 MW wind turbines in June 2009 and expect our first delivery of units during the third fiscal quarter of 2009.  As of the date of the Annual Report, we have yet to start production of 750 kW or 225 kW series of wind turbines.

The operating life of each of GaoKe Energy, GaoKe Design, LICEG Ltd., Ruixiang and Jinxiang are set forth in the table below:

Company Names	Operating Period	Operating Life
Liaoning GaoKe Energy Group Company Limited (GaoKe Energy)	February 8, 2007 - February 8, 2037*	30 years
Liaoning GaoKe (High-Tech) Energy Saving and Thermoelectricity Design Research Institute (GaoKe Design)	May 26, 2008 - May 26, 2013**	5 years
Liaoning International Construction and Engineering Group Limited (LICEG Ltd.)	August 21, 2007-August 20, 2012	5 years
Shenyang (Ruixiang) Lucky Wind Power Equipments Co., Ltd. (Ruixiang)	July 30, 2007-July 29, 2027	20 years
Shenyang (Jinxiang) Gold Luck Electric Power Equipment Co., Ltd. (Jinxiang)	January 2, 2008-January 1, 2028	20 years

*	GaoKe Energy became a foreign invested company in February 2007, at which time it renewed its incorporation, which originally occurred in March 2003.

**	GaoKe Design was established in May 2003 and renewed its incorporation registration license in May 2008.

Each of the operating business licenses of these companies can be renewed to the extent the operating life of any of these companies extends beyond the license period stated above.

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

Hire of Chief Financial Officer

In May 2009, we hired Kin Kwong (Peter) Mak as our new Chief Financial Officer.

Formation of Shenyang Power Group

In June 2009, we formed Shenyang Power Group with several other industrial companies based in Shenyang to undertake distributed energy generation projects, provide EPC services and undertake the design and manufacturing of heavy industrial equipment. The Shenyang government has agreed to provide subsidies and provide preferential bank loan terms for any future projects undertaken by Shenyang Power Group. It is intended that Shenyang Power Group will be used as a platform by us and the other industrial companies involved to procure large scale projects, both inside and outside of China.

Sale of Senior Convertible Notes

On June 18, 2009, we entered into a securities purchase agreement with certain accredited investors.  Under the agreement, we agreed to sell to the buyers senior convertible notes in the aggregate principal amount of $40,000,000 and warrants to purchase an additional aggregate amount of 1,504,184 common shares.  We closed the transaction on June 19, 2009.

The notes bear initial interest at 3% per annum and increase each year as described in the notes up to a maximum of 12% per annum, payable quarterly, at our option, in cash or shares of our common shares.  The notes have a five year term through June 19, 2014, and are convertible into common shares at any time or times after August 21, 2009. If the notes are repaid or redeemed rather than being converted, we must make an additional make-whole payment. The conversion price of the notes will be subject to anti-dilution protection and a reset based on the 20-day volume weighted average price to be calculated after the common shares underlying the notes are freely tradable. The initial conversion price of the notes is $10.637 per common share.  The conversion price of the notes is subject to full ratchet anti-dulation protection until June 19, 2011 and thereafter will be subject to weighted average anti-dilution protection. In addition, if the 20-day volume weighted average price of our common shares for the period commencing on the thirtieth calendar day after the earlier of (x) the date a registration statement for the sale of the common shares issuable upon conversion of the notes and exercise of the warrants is declared effective by the SEC and (y) December 19, 3009 is less than the conversion price then in effect, the conversion price of the notes will be adjusted to the greater of such 20-day volume weighted average price and $4.835 (as adjusted for any share dividend, share split, share combination, reclassification or similar transaction). Commencing December 19, 2011, provided that certain equity conditions are satisfied, including, without limitation, that the market price of our common shares is at least 200% of the then applicable conversion price and the average daily dollar trading volume of the common shares exceeds $1 million, in each case, for 20 consecutive trading days prior to the redemption, we may redeem the  principal amount of the notes at a price equal to the principal amount then outstanding plus any accrued and unpaid interest and any applicable make-whole amount as described in the notes.These notes are subject to events of default customary for convertible securities. Holders of the notes also have the right to participate in certain future financings effected by our Company.

The warrants grant the buyers the right to acquire shares of common shares at $10.637 per share, subject to anti-dilution and other adjustments as described above.  The warrants may be exercised to purchase common shares at any time or times on or after August 21, 2009, and have a term of five years.

At the time that we issued the notes and the warrants, our memorandum and articles of association required shareholder approval for any issuance of common shares, and we agreed to seek shareholder approval to amend the memorandum and articles of association to remove this requirement, so that we may issue common shares upon conversion of the notes or exercise of the warrants, as well as approval for other related matters.  In connection with our issuance and sale of the note and warrants, to permit the purchasers to convert the notes and exercise the warrants in the event shareholder approval for issuance of the shares was not obtained, we and Jinxiang Lu, our Chief Executive Officer and Chairman of our Board of Directors, entered into a put agreement with each of the buyers, pursuant to which, under certain circumstances, the buyers may exchange their notes and warrants for certain common shares owned by Mr. Lu in the event that the Company is unable to issue such common shares.  The obligations of Mr. Lu under the put agreement are secured by a first priority, perfected security interest in 6,000,000 common shares of Mr. Lu. We entered into a letter agreement pursuant to which we agreed to make Mr. Lu whole and reimburse Mr. Lu for any losses that Mr. Lu incurs in connection with this transaction. Our shareholders approved the required amendments to our memorandum and articles of association on August 21, 2009.

In connection with this transaction we, Mr. Lu and John S. Lin, our Chief Operating Officer and Director, entered into a voting agreement pursuant to which they agreed to vote in favor of the approval of the proposed amendments to the memorandum and articles of association of the Company. Mr. Lu and Mr. Lin voted in favor of such amendments, which were approved at our annual shareholder meeting held on August 21, 2009. Mr. Lu and Mr. Lin have also entered into lock-up agreements with us pursuant to which each of them has agreed not to sell or offer to sell the common shares held by them for up to 270 days after closing of the transaction. We filed the required registration statement with the SEC on September 18, 2009.

 In connection with this transaction, we entered into a registration rights agreement with the buyers.  Pursuant to the terms and conditions of the registration rights agreement, we agreed to file with the Securities and Exchange Commission, or the SEC, a registration statement on Form F-3 covering the resale of the common shares issuable to the buyers upon conversion of the notes and exercise of the warrants.

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

We are a power-related EPC services company in China engaged in providing onsite distributed power generation systems and micro power grids for industrial companies and have recently started the production of wind turbines based on technology that has been licensed to us through our various licensing arrangements.

We are engaged in designing, constructing, installing and testing distributed power generation and micro power grids as stand-alone facilities and for various customers in the steel, chemical, ethanol, cement, and food industries.  We typically design projects, subcontract their construction and installation to approved third-party subcontractors under our project oversight, and conduct testing on completed projects prior to turning them over to our customers. The size of our projects range from 5 MW to 400 MW and allow our customers, which require heavy electrical input, to recapture previously wasted heat and gas from their manufacturing processes to generate electricity.  In addition to distributed power generation systems, we also design, install and construct related facilities for industrial companies. Over the past five years, we believe we have grown into the largest private provider of onsite distributed power generation systems in China, and hold various Class-A and other licenses, which gives us the capability to provide a full spectrum of services to our customers in China, as well as overseas, related to the design, construction and installation of distributed power generation systems.  Since our inception through June 30, 2009, we have completed 17 distributed power generation systems and currently have an additional 17 projects under construction in China and overseas.

In 2007, we entered into the wind energy market by licensing wind turbine technology from Fuhrlander and Norwin.  We completed construction of our first wind turbine production facility in Shenyang in 2008, which was fitted with equipment and production lines for the assembly of 2.7 MW grade turbines and 750 kW and 225 kW grade turbines. Our initial production focus is the advanced 2.7 MW wind turbines, which are generally larger than the wind turbines manufactured by our competitors in China.  In June 2009, we began assembly of 2.7 MW wind turbines and expect to begin initial delivery of wind turbine units during the third fiscal quarter of 2009. As of the date of the Annual Report, we have not generated any revenue from our wind energy business.  In contrast to our wind turbine business, which requires large amounts of capital for the construction of production facilities and for securing and purchasing components, our distributed power generation business requires less capital and produces considerable revenues, which we anticipate will, in addition to other means of financing, provide the capital we need to grow our wind energy business. In June 2009, we completed the sale of $40 million of senior convertible notes, the proceeds of which will be primarily used to source wind turbine components from Europe for our 2.7 MW series wind turbines.

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

We do not manufacture the equipment and materials that are used in the construction of our distributed power generation plants and grids. Rather, we incorporate standard power generating equipment into a fully integrated on-site system for our customers that includes highly refined control systems to balance power generation with demand. Our distributed power generation systems also utilize waste heat, such as waste heat from an on-site industrial boiler, to produce additional power or to heat space or water, thus maximizing the return on capital and energy efficiency associated with each project. Unlike centralized power generation, which uses relatively few, large generating stations to supply China’s national power grid over a large area, distributed power generating systems are small and supply power locally for one or a few factories or for a small town.  We believe that, on average, our projects pay for themselves in terms of reduced energy costs to our customers within two to five years of operations, depending on the size of the project, when compared to buying power from China’s national power grid.  In addition, our distributed power generation systems allow our industrial customers to reduce their reliance on China’s centralized national power grid, which is prone to black-outs or brown-outs or is completely inaccessible for some industrial customers which are located in remote areas.  Our systems also produce lower carbon dioxide emissions and other pollutants, making them more environmentally-friendly than some other forms of power generation contributing to China’s national power grid.

Through LICEG, Ltd., our joint venture company which holds certain Class A licenses, GaoKe has the ability to construct and install power plants of all sizes both domestically in China and internationally. This provides us the ability to provide a complete spectrum of development services for the design, construction and installation of integrated distributed power generation and micro power grid systems of any size in China or abroad that are tailored to meet the needs of our customers (subject to receiving any locally required licenses or permits for work outside of China), as well as the construction and installation of related industrial facilities.  We believe that based on our ability to provide a full spectrum of developmental services through GaoKe Energy, GaoKe Design and LICEG Ltd., we are in a strong position to develop large industrial distribution power generation systems in China and other parts of South East Asia, particularly in the 24 MW to 400 MW range. Currently, our largest project is 400 MW. Most of the state-owned companies that are licensed to develop larger power generation systems and grids typically focus their efforts on large power plants over 1 GW that supply the national power grid. Meanwhile, industrial companies that require smaller distributed power generation systems of between 750 kW to 24 MW usually construct the systems by themselves, through subcontracting design, construction, installation and testing to various third-party subcontractors. We, however, provide a turn-key solution to our customers because we have the expertise, capability and licenses to deliver complete distributed power solutions to our customers.  We believe that we are one of the leading private companies in China that provides complete distributed power generation systems in the 24 MW to 400 MW range.

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

In March 2009, we entered into two agreements with GE Drivetrain, a unit of GE Transportation.  Pursuant to a supply agreement, GE Drivetrain will supply us with more than  900 2.7 MW wind turbine gearboxes beginning in 2010. Pursuant to the second agreement, we will establish a joint venture in China for a wind turbine gearbox assembly and testing plant.  This gearbox assembly business will be 25% owned by us and 75% owned by GE Drivetrain and will operate under the name GE Transportation. The new assembly plant will be located in Shenyang, and bring multi-megawatt gearbox capacity to China and is intended to serve as GE Drivetrain’s Southeast Asia manufacturing center.  As of the date of the Annual Report, we are awaiting formal approvals from local governmental authorities with respect to the establishment of the joint venture.  Management believes the supply agreement and joint venture for gearboxes are strategically beneficial to us as, in our experience, gearboxes are among the more difficult wind turbine components to source in China.

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

•	Distributed power generation systems expand service areas without further burden on the already over-stressed central power grid infrastructure

•	Efficient “Green” Technology

•	Cogeneration maximizes energy efficiency; up to 90%, versus 30 to 40% for power delivered via the grid

•	Cogeneration-based waste heat reduces greenhouse gas emissions per unit of useful energy produced

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

Automatic Control System .. Maximizing efficiency of the system requires matching system output to overall demand for heat and electricity. GaoKe uses a proprietary monitoring and control system. Among other things, the control system regulates the amount of steam that enters the turbine so that the power generated matches the factory and micro grid demand. The control system also automatically monitors the performance of all equipment in the system, including the boiler (for steam output, temperature, air, water/coal input), turbine, generator, grid supply, demand and distribution, as well as space and water heating functions. The programming needed for a system to function efficiently is customer-specific, and a key advantage of GaoKe is the know-how to create a system that operates effectively in real-time.

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

Equipment Procurement .. Our design team specifies the type and size of equipment that is needed for each project, and our purchasing department works closely with approved suppliers throughout China to purchase market-tested equipment that is then integrated into the distributed power generation and micro grid system. To date, GaoKe has purchased 80% of the equipment from four trusted suppliers. The four equipment suppliers that account for 80% of GaoKe’s equipment purchasing have been supplying GaoKe since 2003, and GaoKe considers their combination of quality, service and price to be superior to the available alternatives. If needed, the necessary equipment can be obtained from other suppliers, and since GaoKe does not have any long-term supply agreements, it has the flexibility to order from other suppliers when circumstances warrant.

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

Domestic wind manufacturers have been shifting their production focus from the kilowatt-grade turbines to megawatt grade turbines. The wind turbines currently produced in China largely range from 200 kW to 1.5 MW, with some production at the 2.0 MW level, which are all consumed domestically and to date have not been exported. As a recent entrant in this market, we will initially target more advanced technology in larger capacity turbines at the 2.7 MW grade. We believe that currently, there are no other producers of 2.7 MW grade wind turbines in China and that we will be able to compete effectively based on the technology we have licensed, relationships with our technology partners and the strategic relationships we are forming with wind turbine components companies both in China and overseas through our licensing partners in Europe. However, the largely non-exclusive nature of our license agreement with Fuhrlander AG reduces barriers to entry and could result in increased competition and/or the entrance of new direct or indirect competitors with our wind turbine business.

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

Regulations of Special Fund Management for Renewable Energy Development

The Special Fund Management for Renewable Energy Development, or the Special Fund, was established by National Ministry of Finance to support renewable energy development and utilization.  The fund may be used to provide finance support and subsidies on interest payment for loans. The fund provides free finance support mainly for companies or organizations that have weak-profits, are non-profit or are related to the public welfare.  The fund provides subsidiaries for loans primarily for companies or organizations which were in the Renewable Energy Industrial Catalog (which identifies the renewable energy technologies that will be supported by the PRC government), and which satisfy the credit conditions of the renewable energy projects.  Subsidies for loans are provided for periods of one to three years at discount rates not exceeding 1 to 3% per year.  Among the power generation of renewable energy, the special fund has mainly been used to support projects for wind energy, solar energy or ocean energy.

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

We believe that there are approximately 60 Class A construction company licensees and 40 Class A design licensees with some companies holding both. Generally Class A licensed companies are state-owned and focus on developing large-scale (300 MW+) power plants to supply power to China’s central grid. We believe that there are approximately 240 design-only Class B licensees, most of which are either state-owned or small private companies that perform only a few projects each year. We believe we are the only private company to hold a Class A license in China.

Wind Power Pricing and Content

The methods for establishing the price paid to wind power generators for the electricity generated are complex.  There are two primary pricing methods: prices established by tender under the PRC central government’s national concession program (for both private and state-owned developers), and prices negotiated on a case-by-case basis for individual wind projects, of no more than 40 kilo-watts, that are not part of the concession program. In addition, provincial governments have established various pricing mechanisms for wind projects.  Under the national concession program, to date only Chinese companies have won the tenders to build wind power plants.  Under a “localization” provision of the program, at least 70% of the value of the turbines installed in projects under the program must be manufactured in China. Prices for individually negotiated projects have often been influenced by the results of the concession bidding process.

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

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this Annual Report on Form 20-F/A (Amendment No.1). This Annual Report on Form 20-F/A (Amendment No. 1) contains forward-looking statements. See “Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided in Item 3.D, “Key Information - Risk Factors,” in this Annual Report on Form 20-F/A (Amendment No. 1). We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

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

Specific Factors Affecting our Results of Operation

Generating capacity requirements of the customer and the complexity of the solution needed to meet its needs

The revenue associated with a distributed power generation project is affected by the generating capacity requirements of the customer and the complexity of the solution needed to meet its needs. For our distributed power generation business, we recognize revenue on a percentage of completion basis. Because integrated contracts started in one fiscal year are often completed in the following fiscal year, the revenue recognized in a particular year is not, by itself, the best indicator of whether our business is expanding.

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

Revenue Recognition

The Company derives its revenue primarily from contracts for the design of, and general contracting services for, power stations and Micro Power Networks which may require anywhere from twelve to twenty-four months to complete. Revenue on these contracts is recognized using the percentage of completion method of accounting, provided that sufficient progress has been made on the contracts such that costs to complete the contracts can be reasonably estimated.

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

Cost of revenues

Cost of revenues primarily consists of sub-contract cost, equipment cost and other costs.

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

Share-based Compensation Costs

We adopted our 2007 Equity Plan in January 2008.

We have reserved 2,000,000 shares of our common stock for issuance pursuant to awards granted under the 2007 Equity Plan and have granted a total of 740,000 options under the plan as of December 31, 2008, amounting to compensation costs of $835,851.  As of June 30, 2009, we have issued options exercisable for up to 1,598,733 shares of our common stock under the 2007 Equity Plan.

For a description of the share options granted, including the exercise prices and vest periods thereof, see Item 6.E., “ Directors, Senior Management and Employees – Share Ownership – 2007 Equity Plan .” Under statement of Financial Accounting standards No.123R, share-based payment, we are required to recognize share-based compensation as compensation expense in our statement of operations based on the fair value of equity awards on the day of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service to us in exchange for the equity award. For share options granted to our employees, we measure share-based compensation based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period, with a corresponding addition to equity. We determine the grant-date fair value of employee share options using the Black-Scholes option-pricing model. The share-based compensation is recorded to General and Administrative Expenses.

Other Income

Our other income consists primarily of interest income. We recognized $966,000 as other income in 2008 compared with $250,000 in 2007.

PRC Policies

PRC governmental policies could materially affect our operations or investments by United States holders of our securities.  For information regarding those policies, see Item 3D, “Key Information – Risk Factors – Risks Related to Doing Business in China – Changes in the PRC’s economic, fiscal, monetary or political policies or factors could materially affect, directly or indirectly, the Company’s operations or investments by holders in the United States” and Item 4C, “Information on the Company – Business Overview –Regulation.”

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

Comparison of Years Ended December 31, 2008 and 2007.

Revenues

For the year ended December 31, 2008, total revenues amounted to $264.9 million, an increase of $112.4 million or 73.7%, from $152.5 million for the year ended December 31, 2007. The increase was primarily due to continued growth in our core distributed power generation business and the relatively larger size of projects under construction in 2008 compared to 2007.  In 2008, there were 15 contracts in progress, compared to 10 contracts in 2007, an increase of 50%. The average size of the projects under construction in 2008 was approximately $45.5 million, an increase of $3.2 million or 7.6%, from $42.3 million in 2007.  The greater number of contracts we performed in 2008 and the increased average size of those contracts were the result of increased traction of our business in the marketplace. This increased traction is a direct result of the success of our earlier projects in delivering energy savings, which enhanced our reputation among potential customers.

Cost of revenues

The total cost of revenues for year ended December 31, 2008 was $228.0 million, an increase by $96.0 million over 72.7% in the same period in the prior year. This increase in cost of revenues was due to the increased business activity reflected in our increased revenues. This increase of 72.7% in cost of revenues is generally consistent with the 73.7% increase in revenues themselves resulting from 5 additional contracts in progress, with the 1% difference being attributable to the higher average size of the integrated contracts being performed, which generally have 0.5% to 1.0% margin higher than smaller contracts due to economies of scale.

Gross margin

As a percentage of total revenues, the overall gross margin was 13.9% for the year ended December 31, 2008 compared to 13.5% for the year ended December 31, 2007. The improvement in gross margin of 0.4% is attributable to the larger size of the integrated contracts being performed in 2008 relative to 2007. As noted above, larger contracts generally offer higher margins ranging from 0.5% to 1.0% than smaller contracts.

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

Gross Margin

As a percentage of total revenues, the overall gross margin was 13.9% for the year ended December 31, 2008 compared to 13.5% for the year ended December 31, 2007. This improvement in gross margins is attributable to the larger size of the integrated contracts being performed in 2008 relative to 2007. Larger contracts generally offer higher margins.

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

General and administrative expenses amounted to approximately $3.5 million for the year ended December 31, 2007, an increase of approximately $1.6 million, 84.2% compared to approximately $1.9 million in the prior year. This significant change was caused by business expansion accordingly, which presented a 54.5% increase in revenue from the year of 2006 to 2007.

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

Minority Interest

Minority interest includes other parties’ interests in GaoKe Design. The ownership interests of minorities in this subsidiary of GaoKe were 49% for the year ended December 31, 2007 and 2006, resulting in an entry of approximately $(0.04) million, up from $0.004 million in the prior year. The increase was attributable to 49% of the net income in GaoKe Design of 2007.

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

The decrease in accounts receivable was due to our enhanced ability of receivable collections. The increase in costs and estimated earnings in excess of billings on uncompleted contracts was because all revenue recognized on uncompleted contracts had been billed as at December 31, 2007, which is not the same case as at December 31, 2008. The increase in prepayments, deposits and other receivables was due to an increase on substantial advances to our major project suppliers, with more construction contracts signed in 2008. The increase in inventory was due to purchase of parts for wind equipment, though assembling had not yet commenced by December 31, 2008. The decrease in accounts payable and accrued liabilities was due to a decrease in unpaid costs to vendor as we pay advance to vendor. The increase in customer deposits was due to larger contract deposits that were received during 2008 for a higher number and average size of contracts being performed compared to a lesser amount of contract deposits received during 2007. The increase in billings in excess of costs and estimated earnings on was because all billed revenue had been recognized as revenue as at December 31, 2007, which is not the same case as at December 31, 2008. The increase in tax payable was due to the increase in revenue and net income in 2008.

Net cash used in investing activities was $14.8 million for the year ended December 31, 2008, compared to net cash used in investing activities of $4.6 million for the year ended December 31, 2007. The cash used in investing activities for the year ended December 31, 2008 consisted of $6.1 million for purchase of PP&E, $6.6 million for deposits on licenses for wind turbine technology, $17.7 million for construction in progress on our wind turbine production facility, $1 million for liabilities assumed from A-Power, $8.9 million loan to third parties, $31.7 million cash received from Chardan, $2.6 million in restricted cash and $3.8 million for purchase of land use rights. The cash from investing activities during the year ended December 31, 2007 consisted of $0.5 million for purchase of PP&E, $3.7 million for deposits on licenses for wind turbine technology and $0.4 million for construction in progress on our wind turbine production facility.

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

Capital Resources

We have obtained working capital through several ways. First, we obtained short-term bank loans. Second, although we have not requested extensions in the past, we believe that our suppliers are willing to extend payment terms by a week if requested by us, which is generally sufficient to enable us to avoid increased bank borrowings unless we planned to increase our operating scale significantly. Third, through the improved bidding mechanism, we asked our customers to increase their payments in the early stage of contract performance process to diminish our working capital demands for daily operations. Fourth, we have maintained good relationships with commercial banks which provided us with the necessary bank financing. Finally, we have issued debt and equity securities to investors and we may issue corporate bonds to the public in the future or conduct a public or private offering of equity securities. In June 2009, we sold $40 million of senior convertible notes and warrants to purchase an additional 1,504,184 common shares. See Item 4.A. “History and Development of the Company - Recent Developments.” The note contains certain pre-emptive rights with respect to our future equity offerings and covenants in taking on additional debt, including a basket of permitted indebtedness that increases from $10 million to $45 million over the five year life of the note. Subject to financing needs that arise due to opportunities, we believe we will be able to obtain adequate cash flow for our operating activities and will continue to improve our cash collection to satisfy the cash demands from our daily operations.

We conduct our operations through subsidiaries in China, and cash generated by our subsidiaries is a major source of funding for our operations.  See Item 3D, “Key Information – Risk Factors – Risks Related to Doing Business in China – We are a holding company that depends on dividend payments from our subsidiaries for funding” for a discussion of how our holding company structure and Chinese regulations may affect our ability to access those funds.

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

The DG Energy and Transport European Commission predicts that distributed power generation and micro power grids will become the main development direction for the power industry in the next century. This view was also expressed by Arthur Andersen in a 1998 study, which stated that establishing small and clean power generation near the load center will eventually supplant large, centralized generating stations. Andersen determined that the adoption of “localized” generating capacity would reduce the amount of expensive long-distance transmission lines needed, improve efficiency, and reduce the environmental and aesthetic impacts that result from reliance on large, inefficient power plants and long-distance transmission. The U.S. Department of Energy estimates that distributed power generation systems will account for 20% or more of all new generating capacity built in the United States over the next 15 years.

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

F.	Tabular Disclosure of Contractual Obligations

The following sets forth our contractual obligations as of December 31, 2008 (in U.S. dollars):

			Payments due by period
	Total		Less than 1 year		1-3 years		3-5 years	More than 5 years
Long-Term Notes Payable	$		$				$	$
Interest Payable	$		$				$	$
Guarantee (5)		$2,000,000		$2,000,000			$	$
Interest Payable	$		$		$		$	$
Operating Lease Commitment (6)		$210,000		$140,000		$70,000	$	$
Purchase Commitment(1) (4)		$48,700,000		$48,700,000	$		$	$
Construction Contracts (1)		$225,500,000		$225,500,000	$		$	$
Technology License Fees (2) (3)		$7,450,000		$5,650,000		$1,800,000	$	$
Other Commitment (7)		$5,277,000		$5,277,000	$		$	$
Total		$289,137,000		287,267,000		$1,870,000	$	$

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

2.
In February 2007, the Company entered into an agreement with Norwin A/S to acquire its license and trademark to manufacture wind turbines for a total payment of $3.5 million. As of December 31, 2008, $1.75 million had been paid by the Company and classified as a deposit on intangible assets.  The Company committed to pay the remaining $1.75 million by February 15, 2009.  As of May 31, 2009, this payment had not been made. Norwin has provided us written confirmation dated May 31, 2009 that the agreement we have with them is still valid. GaoKe Energy and Norwin have also agreed to establish a joint research and development facility in Shenyang to develop new wind turbine technology for both the China and the international markets, and we expect to sign a detailed agreement with Norwin related to the facility in early 2010. We intend to pay the outstanding balance of the license feee upon execution of this agreement.

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

This Annual Report on Form 20-F/A (Amendment No. 1) contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things:

•	our future business development, results of operations and financial condition;

•	our projected revenues, profits, earnings and other estimated financial information; and

•	our anticipated growth strategies, including our expansion in the international distributed power generation and micro power grid market and the wind energy business.

The forward-looking statements included in this Annual Report on Form 20-F/A (Amendment No. 1) are subject to risks, uncertainties and assumptions about our company. Our actual results of operations may differ materially from the forward-looking statements as a result of risk factors described under Item 3.D, “Key Information —Risk Factors,” of this Annual Report on Form 20-F/A (Amendment No. 1), including the following risks:

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

This listing of risks is not exhaustive. Other sections of this Annual Report on Form 20-F/A (Amendment No. 1) include additional factors that could adversely impact our business and financial performance. You should read these statements in conjunction with the risk factors disclosed in Item 3.D., “Key Information — Risk Factors,” of this Annual Report on Form 20-F/A (Amendment No. 1) and other risks outlined in our other filings with the Securities and Exchange Commission. Moreover, we operate in an emerging and evolving environment. New risk factors may emerge from time to time, and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Except as may be required by applicable law, we do not intend to update or revise any forward-looking statements in this Annual Report on Form 20-F/A (Amendment No. 1), whether as a result of new information, future events or otherwise.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The names of our current directors and senior management and their ages and principal positions with A-Power as of June 30, 2009 are as follows:

Directors and Executive Officers	Age	Position/Title
Jinxiang Lu	56	Chairman of the Board and Chief Executive Officer
Robert B. Leckie*	61	Independent Director
Dilip Limaye	65	Independent Director
Remo Richli	45	Independent Director
Zhenyu Fan	46	Independent Director
John S. Lin **	47	Director and Chief Operating Officer
Jianmin Wu	46	Independent Director
Kin Kwong (Peter) Mak***	47	Chief Financial Officer

* Robert B. Leckie was appointed to the board of directors in March 2008 to fill the vacancy created by the departure of Richard D. Propper from our board of directors, who resigned in March 2008. Dr. Propper’s resignation was not the result of any disagreement with us.

** John S. Lin served as our Chief Strategy Officer during 2008 until he resigned from such position upon his appointment as our Chief Operating Officer in May 2009.  Mr. Lin also served as our Interim Chief Financial Officer from October 2008 to May 2009.  On May 26, 2009, we appointed Kin Kwong (Peter) Mak as our Chief Financial Officer. However, during a transition period, anticipated to last through August 30, 2009, Mr. Lin continues to perform the functions of our principal financial officer, including evaluating our internal controls over financial reporting and working with our independent auditors and audit committee with respect to audit services and the design and operation of our internal controls over financial reporting.

*** Kin Kwong (Peter) Mak was appointed as our Chief Financial Officer in May 2009. From October 2008 through May 2008, Mr. Lin served as our Interim Chief Financial Officer and resigned from such position in May 2009 upon the appointment of Mr. Mak. During a transition period through the first three months after Mr. Mak’s appointment, Mr. Lin will continue to perform the functions of the Company’s principal financial officer. Our previous Chief Financial Officer, Edward Meng, was terminated by the Company in October 2008. NASDAQ Stock Market forwarded a notification letter written to NASDAQ from Mr. Meng's former employer. The letter stated that Mr. Meng had breached that company's code of conduct by being employed by that company on a full-time basis while at the same time being employed by A-Power as its Chief Financial Officer.  After deliberations and consultations with NASDAQ, the Board of Directors of A-Power determined that terminating Mr. Meng's employment with A-Power was the appropriate action.

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

Peter Mak was named as our Chief Financial Officer effective May 26, 2009, although Mr. John S. Lin continued to perform the functions of Chief Financial Officer through August 30, 2009. He was the Chief Financial Officer of New Dragon Asia Corp., a NYSE-Amex listed company from August 2004 to February 2009. Mr. Mak was the managing director of Venfund Investment Management Limited, a Shenzhen-based mid-market mergers and acquisition investment banking firm from late 2001 to July 2004. Prior to that, Mr. Mak spent 17 years at Arthur Andersen Worldwide where he was a firm partner and served as the managing partner of Arthur Andersen Southern China in his last position with the firm. Mr. Mak also serves as an independent director and audit committee chairman of Trina Solar Limited, a New York Stock Exchange listed company, China Security and Surveillance Technology, Inc., a New York Stock Exchange and NASDAQ Dubai listed company, and China GrenTech Corp. Ltd, a NASDAQ listed company. Mr. Mak is a graduate of the Hong Kong Polytechnic University and a fellow member of the Association of Chartered Certified Accountants, UK, and the Hong Kong Institute of Certified Public Accountants, and a member of the Institute of Chartered Accountants, in England and Wales.

B.	Compensation

Executive Compensation

A-Power Directors and Executive Officers

The following table sets forth directors and executive officers employed by A-Power during the year ended December 31, 2008. The amounts of cash compensation paid by A-Power to our executive officers and directors for services in all capacities to A-Power for the year ended December 31, 2008 are set forth below. A-Power granted 740,000 stock options to our directors and executive officers, and no other awards under our 2007 Equity Plan nor awards under any other non-cash compensation during 2008.

Name and Title of Position with A-Power	Salary / Directors’ Fees(1)		Bonus
Jinxiang Lu President and Chief Executive Officer	$380,000	(2)	None

John S. Lin Director and Chief Operating Officer	$173,750	(3)(4)	None

Robert B. Leckie Independent Director	$36,000	(4)	None

Dilip R. Limaye Independent Director, Chair of Compensation Committee	$48,000	(4)	None

Remo Richli Independent Director, Chair of Audit Committee	$60,000	(4)	None

Zhenyu Fan Independent Director	$36,000	(4)	None

Jianmin Wu Independent Director	$36,000	(4)	None

(1) Salaries and directors’ fees were paid in U.S. dollars.

(2) $75,000 of this amount was paid in early 2009.

(3) Mr. Lin served as our Chief Strategy Officer beginning on April 1, 2008 and resigned from such position when he was appointed as our Chief Operating Officer in May 2009. His salary of $180,000 per annum did not change upon the change of his position. Mr. Lin served as our Interim Chief Financial Officer from October 2008 through May 2009 and was paid an additional $10,000 per month for his services to the Company in such interim position. Mr. Lin served as a director of the Company from January 2008 through March 2008 and was paid $8,750 for his services to the Company in such position. After March 2008, Mr. Lin continued to serve as a director but did not receive any additional compensation for his services to the Company in such position.

(4) 75% of the amounts shown in the salary /directors’ fees column was paid in 2008. The remaining 25% was paid in early 2009.

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

Director Compensation

In addition to the directors’ fees listed above, Chardan and A-Power have reimbursed their directors for expenses incurred in attending board meetings. Upon a director’s election to the board, we have granted an option to purchase shares of our common stock under our 2007 Equity Plan, with an exercise price equal to the closing market price of our common stock on the date of grant (or, if the NASDAQ Stock Market was closed on the date of grant, the closing market price on the following day), vesting in 36 equal monthly installments over the 36-month period following the date of grant and exercisable for five (5) years (See Item 6.E., “Directors, Senior Management and Employees – Share Ownership”).

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

Pursuant to our memorandum and articles of association, the business of our company is managed by our board of directors.   Commencing with the first annual meeting of the shareholders, directors are elected for a term of office to expire at the third succeeding annual meeting of the shareholders after their election.  Each director will hold office until the expiration of his or her term of office and until his or her successor have been elected and qualified, or until his or her earlier death, resignation or removal by the shareholders or a resolution passed by the majority of the remaining directors.

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

Compensation Committee

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

2007 Equity Plan

We have one plan under which our employees may acquire capital in the company, namely our 2007 Equity Plan. On January 18, 2008, the stockholders of Chardan approved the Chardan 2007 Equity Plan and, in connection with the redomestication merger of Chardan with and into A-Power, A-Power assumed the 2007 Equity Plan. The purpose of the stock option plan is to enable us to offer our employees, officers, directors and consultants whose past, present and/or potential contributions to our company have been, are or will be important to our success, an opportunity to acquire a proprietary interest in our company. We have reserved 2,000,000 shares of our common stock for issuance pursuant to awards granted under the 2007 Equity Plan and, as of June 30, 2009, options exercisable for up to 1,598,733 shares have been issued under the 2007 Equity Plan.

The following table summarizes, as of June 30, 2009, the options granted under our 2007 Equity Plan to our directors, executive officers and other employees:

Name	Common Stock Underlying Options		Exercise Price Per Share (US$)(1)		Grant Date	Expiration Date	Vesting Schedule
Jinxiang Lu	250,000		$7.18	(1)	April 17, 2009	April 17, 2014		(4)
	300,000		$14.00	(2)	January 21, 2008	January 21, 2013		(4)
Richard D. Propper(3)	30,000		$14.00	(2)	January 21, 2008	January 21, 2013		(4)
Robert B. Leckie	10,000		$7.18	(1)	April 17, 2009	April 17, 2014		(4)
	30,000		$13.15	(10)	March 14, 2008	March 14, 2013		(4)
Dilip Limaye	40,000		$7.18	(1)	April 17, 2009	April 17, 2014		(4)
	40,000		$14.00	(2)	January 21, 2008	January 21, 2013		(4)
Remo Richli	50,000		$7.18	(1)	April 17, 2009	April 17, 2014		(4)
	50,000		$14.00	(2)	January 21, 2008	January 21, 2013		(4)
Zhenyu Fan	30,000		$7.18	(1)	April 17, 2009	April 17, 2014		(4)
	30,000		$14.00	(2)	January 21, 2008	January 21, 2013		(4)
Jianmin Wu	30,000		$7.18	(1)	April 17, 2009	April 17, 2014		(4)
	30,000		$14.00	(2)	January 21, 2008	January 21, 2013		(4)
John S. Lin	180,000		$7.18	(1)	April 17, 2009	April 17, 2014		(4)
	30,000		$14.00	(2)	January 21, 2008	January 21, 2013		(4)
Edward Meng (6)	150,000		$14.00	(2)	January 21, 2008	January 21, 2013		(5)
Kin Kwong (Peter) Mak	200,000		$12.87	(7)	June 12, 2009	June 12, 2014		(9)
Other Employees	247,900		$7.18	(1)	April 17, 2009	April 17, 2014		(4)
	50,000		$14.00	(2)	January 21, 2008	January 21, 2013		(5)
Total Outstanding:	1,598,733	(8)

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

(8)	Total outstanding does not include cancelled options.

(9)
Option vests as to (i) 1/6 of the underlying shares in 12 equal monthly installments over the 12-month period following the date of grant, (ii) 1/3 of the underlying shares in 12 equal monthly installments over the second 12-month period following the date of grant and (iii) ½ of the underlying shares on 12 equal monthly installments over the third 12-month period following the date of grant.

(10)
On March 14, 2008, our compensation committee awarded options with a grant date of March 14, 2008 and an exercise price equal to the closing price of our common stock on that day. The closing price of our common stock on March 14, 2008 as reported by NASDAQ was $13.15.

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

Stock Purchase Agreement among Chardan, A-Power and Jinxiang Lu

On April 14, 2007, Chardan entered into a stock purchase agreement with A-Power and Jinxiang Lu, our Chairman and Chief Executive Officer, who was the sole holder of all of the issued and outstanding common shares of Head Dragon Holdings. Pursuant to terms of the stock purchase agreement, on January 18, 2008, A-Power acquired all of the issued and outstanding common shares of Head Dragon Holdings, gaining control of GaoKe. For information regarding the consideration paid and payable to Mr. Lu pursuant to this stock purchase agreement, see Item 4.A, “Information on the Company - History and Development of the Company - The Business Combination,” of this Annual Report on Form 20-F/A (Amendment No. 1).

GaoKe Energy Loan from Shenyang Xiangfeng New Energy Engineering Ltd.

Xiangfeng New Energy Engineering Ltd., or Xiangfeng, made an unsecured, non-interest bearing loan to GaoKe Energy in 2007, which was used to fund GaoKe Energy’s general working capital needs.  The loan had no fixed terms of repayment and as of December 31, 2007, the outstanding balance was approximately $1,104,000.  A balance of approximately $1,311,000 was outstanding as at December 31, 2008.  The increase of the outstanding balance in 2008 reflected the foreign exchange rate change. Mr. John S. Lin, our Chief Operating Officer and Director, is the sole shareholder of Xiangfeng.

GaoKe Energy Transactions with Related Companies

Before the business combination among Chardan, A-Power and Head Dragon Holdings in January 2008, GaoKe Energy worked with other PRC companies owned and controlled by Jinxiang Lu, our Chairman and Chief Executive Officer, to explore alternative energy business opportunities and for general distributed power generation system component supplies. In 2007 through January 2008, the nature and extent of these transactions were not material. For additional information regarding these related party transactions, see Note 21 to the consolidated financial statements of Head Dragon Holdings included elsewhere in this Annual Report on Form 20-F/A (Amendment No. 1).

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

A-Power Pledged Collateral on behalf of Chardan Capital

We pledged $3 million from our money market account as the third collateral on a loan, in which Chardan capital was the first guarantor, and Richard Proper was the second guarantor. As at December 31, 2008, $1 million was released as collateral and $2 million remained pledged and therefore, treated as restricted cash. In January 2009, a further $1 million was paid and released as collateral.

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

Certain Arrangements with Mr. Jinxiang Lu Related to Our Senior Convertible Notes

At the time that we issued the notes and the warrants, our memorandum and articles of association required shareholder approval for any issuance of common shares.  In connection with our issuance and sale of the senior convertible notes and warrants, we and Mr. Jinxiang Lu, our Chairman and Chief Executive Officer, entered into a put agreement with each of the buyers of the notes, pursuant to which, under certain circumstances, the buyers may exchange their notes and warrants for certain common shares owned by Mr. Lu in the event we are unable to issue such common shares.  Mr. Lu pledged 6,000,000 of his shares upon closing of the sale of the notes in connection with this put agreement.  We entered into a letter agreement pursuant to which we agreed to make Mr. Lu whole and reimburse Mr. Lu for any losses that Mr. Lu incurs if he is required to exchange his common shares.   We received shareholder approval to amendments to our memorandum and articles of association that will enable us to issue common shares upon conversion of senior convertible notes and exercise of the warrants, and we expect the put agreements, the share pledge and our letter agreement with Mr. Lu to expire in accordance with their terms.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this Annual Report on Form 20-F/A (Amendment No. 1).

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

Dividend Policy

Except as disclosed previously, we have never declared or paid any cash dividends on our common stock, nor do we have any present plan to pay any cash dividends on our common stock in the foreseeable future. See Item 3.A. “A. Selected Financial Data - Selected Statement of Operations Data.” We currently intend to retain most of our available funds and any future earnings to develop and expand our business. Any payment of dividends in the future will be at the discretion of our board of directors. Furthermore, payment of dividends is prohibited under the terms of our outstanding convertible notes and warrants issued in June 2009 without the consent of the holders of the convertible notes and warrants .

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

Charter

Our charter documents consist of our amended and restated memorandum of association and our amended and restated articles of association, or the memorandum and articles of association.  We may amend our memorandum and articles of association generally by a resolution of our shareholders.  We held an annual shareholder meeting on August 21, 2009.  During that meeting, certain amendments to the memorandum and articles of association were approved by our shareholders.

The following description of certain provisions of our memorandum and articles of association does not purpose to be complete and is qualified in its entirety by our memorandum and articles of association included as Exhibits 3.1 and 3.2 to this Annual Report on Form 20-F/A (Amendment No. 1).

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

Board Composition

Pursuant to our memorandum and articles of association, the business of our company is managed by our board of directors.   Commencing with the first annual meeting of the shareholders, directors are elected for a term of office to expire at the third succeeding annual meeting of the shareholders after their election.  Each director will hold office until the expiration of his or her term of office and until his or her successor have been elected and qualified, or until his or her earlier death, resignation or removal by the shareholders or a resolution passed by the majority of the remaining directors.

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

Rights of Shares

We are currently authorized to issue 150,000,000 common shares of US$0.0001 par value each.  The common shares have one vote each and have the same rights with regard to dividends paid by the company and distributions of the surplus assets of the company.  We are also authorized to issue 1,000,000 preferred shares of US$0.0001 par value each.

The directors may, subject to the BVI Business Companies Act, 2004, by amending the memorandum of association and/or the articles of association, determine the rights related to any preferred shares that we may issue.  The directors may redeem any of our outstanding shares at a premium.

Issuance of Shares; Variation of Rights of Shares

Our articles of association provide that directors may offer, allot, grant options over or otherwise dispose of our unissued shares to such persons at such times and for such consideration and upon such terms and conditions as the directors may determine.

Without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, we may issue shares, with such preferred, deferred or other special rights or such restrictions, whether in regard to dividend, voting or otherwise, as the directors from time to time may determine.

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

We have not entered into any material contracts other than in the ordinary course of business for the two years immediately preceding the date of the Annual Report and other than those described in Item 4, “Information on the Company,” Item 7.B., “Major Shareholders and Related Party Transactions - Related Party Transactions,” or elsewhere in this Annual Report on Form 20-F/A (Amendment No. 1) on Form 20-F/A (Amendment No. 1).

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

The following summary of the material British Virgin Islands, PRC and United States federal income tax consequences of an investment in our common stock is based upon laws and relevant interpretations thereof in effect as of the date of the Annual Report, all of which are subject to change, and does not constitute legal or tax advice. This summary does not deal with all possible tax consequences relating to an investment in our common stock, such as the tax consequences under state, local and other tax laws.

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

On August 21, 2009, A-Power’s shareholders voted to approve the following material modifications to A-Power’s memorandum and articles of association:

•	a deletion of the requirement of shareholder approval for issuances of shares by A-Power;

•	an increase in the authorized capital of A-Power by 100,000,000 common shares;

•	certain amendments to clarify shareholder meeting procedures; and

•	a deletion of the requirement for a classified board of directors.

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

Notwithstanding the material weaknesses described above, management believes that there are no material inaccuracies or omissions of material fact and, to the best of its knowledge, believes that the consolidated financial statements included in this Annual Report on Form 20-F/A (Amendment No. 1) present fairly, in all material respects, our financial position, results of operations, and cash flows for the periods presented in conformity with accounting principles generally accepted in the United States.

The effectiveness of our internal control over financial reporting has been audited by MSCM LLP, an independent registered public accounting firm that audited the consolidated financial statements included in this Annual Report on Form 20-F/A (Amendment No. 1), as stated in their report which is included herein.

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

Our management will continue to monitor and evaluate the effectiveness of our disclosure controls and procedures and our internal control over financial reporting, on an ongoing basis, and is committed to taking further action and implementing additional improvements, as necessary and as funds allow. Through the actions described above, we have endeavored to remediate the weaknesses we identified in our internal control over financial reporting, and we have completed the work we believe is required to remediate the weaknesses identified with respect to (1) oversight of financial reporting, (2) communication of appropriate business practices and standards, (3) written policies and procedures and (4) the financial reporting process and the underlying accounting processes.  We presently expect to complete our remediation activities with respect to additional inadequacies in our internal control relating to the assessment of business risks and the monitoring of internal controls by September 2010.  Our management has not yet assessed the effectiveness of our remediated internal control over financial reporting and our independent registered public accounting firm has not yet audited our remediated internal control over financial reporting.   Our management cannot guarantee that the measures taken or any future measures will remediate all material weaknesses identified or that any additional material weaknesses or significant deficiencies will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Our independent registered public accounting firm, who audited the financial statements included in this annual report on Form 20-F, has issued an attestation report on management ’ s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2008, which is set forth below.

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

	MSCM	GGK	MSCM
	2008	2007	2007
Audit Fees (1)	CDN$302,390	US$63,211	US$340,345
Audit-Related Fees	—	—	—
Tax Fees (2)	CDN$ 9,500	—	—
All Other Fees	—	—	—

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

(2)	“Tax fees” means the aggregate fees billed for professional services rendered in connection with the preparation of Chardan's tax filings in the United States for the year 2007.

The audit committee pre-approves each individual professional service requested from MSCM, including tax services and related fees.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We do not have an equity securities repurchase program and did not repurchase any of our equity securities during the year ended December 31, 2008.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

Nasdaq Marketplace Rule 5250(d)(1) requires each issuer to distribute to shareholders copies of an annual report containing audited financial statements of the company and its subsidiaries. It further requires that the report be distributed to shareholders a reasonable period of time prior to the company’s annual meeting of shareholders and that it be filed with Nasdaq at the time it is distributed to shareholders. Nasdaq Marketplace Rule 5620(a) and IM-5620 requires each issuer with a new listing that was not previously subject to a requirement to hold an annual meeting, to hold its first meeting within one-year after its first fiscal year-end.  Our common stock began trading on the Nasdaq Capital Market on January 22, 2008, and on the Nasdaq Global Select Market on June 2, 2008 and we did not hold an annual meeting in 2008.  Our first fiscal year-end after our listing is December 31, 2008 and we intend to hold an annual meeting in 2009.  However, we follow home country practice with respect to distribution to shareholders of copies of an annual report and holding of annual shareholder meetings.  We may hold annual meetings in future years if there are significant issues that require shareholder approval or if our memorandum and articles require us to do so, however, our home country practice under the laws of the British Virgin Islands does not required us to distribute to shareholders copies of our annual report nor does it require us to hold annual shareholder meetings.  In accordance with Nasdaq Marketplace Rule 5250(d)(1), we will post this Annual Report on Form 20-F/A (Amendment No. 1) on our company website at: http://investor.apowerenergy.com/annuals.cfm.  In addition, we will provide a hardcopy of our Annual Report on Form 20-F/A (Amendment No. 1) free of charge to shareholders upon request.

PART III

ITEM 17.           FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.           FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this Annual Report on Form 20-F/A (Amendment No. 1).

ITEM 19.           EXHIBITS

Exhibit No.	Description of Document

1.1*	Amended and Restated Memorandum of Association of A-Power Energy Generation Systems, Ltd.

1.2*	Amended and Restated Articles of Association of A-Power Energy Generation Systems, Ltd.

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

4.18*	Securities Purchase Agreement, dated June 18, 2009, between A-Power Energy Generation Systems, Ltd. and the investors named therein

4.19*	Form of Senior Convertible Note, dated June 19, 2009, issued by A-Power Energy Generation Systems, Ltd.

4.20*	Form of Warrant, dated June 19, 2009, issued by A-Power Energy Generation Systems, Ltd.

4.21*	Form of Put Agreement, dated June 19, 2009, between A-Power Energy Generation Systems, Ltd. and the investors named therein

4.22*	Pledge Agreement, dated June 19, 2009, by and among Jinxiang Lu, A-Power Energy Generation Systems, Ltd. and Hudson Bay Fund LP

4.23*	Letter Agreement, dated June 19, 2009, between A-Power Energy Generation Systems, Ltd. and Jinxiang Lu

4.24*	Registration Rights Agreement, dated June 18, 2009, by and among A-Power Energy Generation Systems, Ltd. and the investors named therein

4.25*	Voting Agreement, dated June 19, 2009, by and among A-Power Energy Generation Systems, Ltd., Jinxiang Lu and John S. Lin

4.26*	Lock-up Agreement, dated June 19, 2009, between A-Power Energy Generation Systems, Ltd. and each of Jinxiang Lu and John S. Lin

4.27
License Agreement, dated May 23, 2007, between Liaoning GaoKe Energy Group Company Limited and Führlander AG (incorporated by reference to Exhibit 4.27 to our Annual Report on Form 20-F (file no. 001-33820) filed with the Securities and Exchange Commission on June 30, 2009)

4.28
Know-how License Use Agreement, dated January 12, 2009, by and among Liaoning GaoKe Energy Group Company Limited, Shenyang Lucky Wind Power Equipments Co., Ltd and Führlander AG (incorporated by reference to Exhibit 4.28 to our Annual Report on Form 20-F (file no. 001-33820) filed with the Securities and Exchange Commission on June 30, 2009)

4.29
License Agreement, dated February 16, 2007, between Liaoning GaoKe Energy Group Company Limited and Norwin A/S (incorporated by reference to Exhibit 4.29 to our Annual Report on Form 20-F (file no. 001-33820) filed with the Securities and Exchange Commission on June 30, 2009)

4.30
Technology License Use Agreement, dated January 12, 2009, by and among Liaoning GaoKe Energy Group Company Limited, Shenyang Gold Lucky Electric Power Equipments Co., Ltd and Norwin A/S (incorporated by reference to Exhibit 4.30 to our Annual Report on Form 20-F (file no. 001-33820) filed with the Securities and Exchange Commission on June 30, 2009)

8.1	List of Subsidiaries (incorporated by reference to Exhibit 8.1 to our Annual Report on Form 20-F (file no. 001-33820) filed with the Securities and Exchange Commission on June 30, 2009)

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

* Filed with this Annual Report on Form 20-F/A (Amendment No. 1).

± This certification is furnished pursuant to Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code and will not be deemed filed for purposes of Section 18 of the Exchange Act, or otherwise subject to liability of that section. This certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F/A (Amendment No. 1) on its behalf.

A-POWER ENERGY GENERATION SYSTEMS, LTD.

By:	/s/ Jinxiang Lu
Jinxiang Lu
Chairman of the Board and Chief Executive Officer
Date: December 2, 2009

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
MSCM LLP
Toronto, Canada
May 31, 2009 except for Note 27 that is of June 18, 2009

A-Power Energy Generation Systems, Ltd. and Subsidiaries

Consolidated Balance Sheets
(In Thousands of United States Dollars)
	December 31
	2008	2007
Assets
Current assets
Cash and cash equivalents	$44,518	$35,832
Restricted cash (note 4)	2,608	—
Accounts receivable, net of allowance for doubtful accounts of $Nil (2007 - $Nil) (note 5)	7,238	20,980
Prepayments, deposits, other receivables (note 6)	79,845	3,119
Costs and estimated earnings in excess of billings on uncompleted projects	2,094	—
Inventory (note 7)	8,723	—
Due from related parties (note 21)	1,297	760
Total current assets	146,323	60,691
Deferred income tax asset (note 19)	364	—
Accounts receivable, net of allowance for doubtful accounts of $Nil (2007 - $Nil) (note 5)	3,646	1,844
Construction in progress (note 9)	18,006	—
Property, plant and equipment, net accumulated depreciation of $959 (2007 - $530) (note 8)	14,312	2,502
Intangible assets (note 10)	12,564	—
Deposits on intangible assets (note 11)	10,322	4,140
Total assets	$205,537	$69,177
Liabilities and Stockholders’ Equity
Current liabilities
Bank loans (note 12)	$—	$960
Accounts payable	12,909	16,611
Other payables and accrued liabilities (note 13)	17,227	1,437
Customer deposits	13,350	2,480
Billings in excess of costs and estimated earnings on uncompleted projects	4,022	—
Due to related parties (note 21)	1,320	1,104
Income and business taxes payable (note 19)	742	51
Notes payable (note 14)	—	15,000
Total liabilities	49,570	37,643
Minority interest (note 15)	658	256

Commitments and contingencies (notes 22)
Stockholders' equity
Common shares, 50,000,000 authorized with par value of $0.0001 per share, 33,706,938 shares issued (2007 –14,350,000 authorized with par value of $0.128 (H.K.$1) per share, 13,000,000 shares issued)(note 16)	3	1
Preferred shares, Nil authorized, Nil shares issued (2007 – 650,000 authorized, each convertible into 1 common share, with par value of $0.128 (H.K.$1) per share, 650,000 shares issued) (note 16)	—	—
Additional paid-in capital	111,242	3,391
Accumulated other comprehensive income	6,578	2,016
Statutory reserves (note 17)	4,155	3,307
Retained earnings	33,331	22,563
Total stockholders’ equity	155,309	31,278
Total liabilities and stockholders’ equity	$205,537	$69,177

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

Other expens e (income)
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

Earnings per share (note 20) :
Basic	$0.96	$1.17	$0.58
Diluted	$0.94	$1.17	$0.58

Weighted average number of shares outstanding:
Basic	29,824,158	13,000,000	13,000,000
Diluted	30,432,434	13,000,000	13,000,000

The accompanying notes are an integral part of these consolidated financial statements

A-Power Energy Generation Systems, Ltd. and Subsidiaries

Consolidated Statements of Stockholders’ Equity
(In Thousands of United States Dollars)

	Common Shares	Share Value	Preferred Shares	Share Value	Additional paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Statutory Reserves	Retained Earnings	Total
Balance, December 31, 2006, without recapitalization effect	200,000	$26	—	$—	$641	$474	$1,463	$9,193	$11,797
Retroactive restatement to reflect recapitalization on January 18, 2008	12,800,000	(25)	—	—	25	—	—	—	—
Balance, December 31, 2006	13,000,000	1	—	—	666	474	1,463	9,193	11,797
Capital stock issued for cash	12,800,000	1,641	650,000	83	1,176	—	—	—	2,900
Issuance costs	—	—	—	(29)	—	—	—	—	(29)
Fair value adjustment on related party note payable	—	—	—	—	(146)	—	—	—	(146)
Foreign currency translation adjustment	—	—	—	—	—	1,542	—	—	1,542
Adjustment to statutory reserves	—	—	—	—	—	—	1,844	(1,844)	—
Net income	—	—	—	—	—	—	—	15,214	15,214
Retroactive restatement to reflect recapitalization on January 18, 2008	(12,800,000)	(1,641)	(650,000)	(54)	1,695	—	—	—	—
Balance, December 31, 2007	13,000,000	1	—	—	3,391	2,016	3,307	22,563	31,278
Recapitalization in connection with Share Exchange Transaction	7,000,000	1	—	—	—	—	—	—	1
Conversion of preferred stock to common stock in connection with Share Exchange Transaction	650,000	—	—	—	—	—	—	—	—
Paid in capital of acquiree recorded in connection with Share Exchange Transaction	—	—	—	—	30,968	—	—	—	30,968
Capital stock issued as an exercise of option	190,635	—	—	—	—	—	—	—	—
Warrants redeemed	11,866,303	1	—	—	59,328	—	—	—	59,329
Merger related shares issued re 2007 performance	1,000,000	—	—	—	12,600	—	—	(12,600)	—
Incentive shares issued re 2008 performance	—	—	—	—	4,300	—	—	(4,300)	—
Share based compensation options issued to employees	—	—	—	—	836	—	—	—	836
Elimination of acquiree opening deficit	—	—	—	—	(181)	—	—	—	(181)
Foreign currency translation adjustment	—	—	—	—	—	4,562	—	—	4,562
Adjustment to statutory reserves	—	—	—	—	—	—	848	(848)	—
Net income	—	—	—	—	—	—	—	28,516	28,516
Balance, December 31, 2008	33,706,938	$3	—	$—	$111,242	$6,578	$4,155	$33,331	$155,309

The accompanying notes are an integral part of these consolidated financial statements.

A-Power Energy Generation Systems, Ltd. and Subsidiaries

Consolidated Statements of Cash Flows
(In Thousands of United States Dollars)

	Years ended December 31,
	2008	2007	2006
Cash flows from operating activities:
Net income	$28,516	$15,214	$7,510

Adjustments to reconcile net income to cash provided by (used in) operating activities:
Stock-based compensation	836	—	—
Amortization	385	187	201
Accretion on promissory note	—	192	205
Issuance cost	—	721	—
Future income tax recovery	(358)	—	(133)
Payment to a supplier by a non-monetary item	—	16	—
Gains from disposition of plant and equipment	—	(5)	—
Minority interest	402	39	(3)

Changes in operating assets and liabilities:
Accounts receivable	13,345	(16,295)	3,317
Costs and estimated earnings in excess of billings on uncompleted contracts	(2,056)	834	—
Prepayments, deposits and other receivables	(66,010)	18,623	(13,239)
Inventory	(8,565)	—	3,875
Accounts payable and accrued liabilities	(3,588)	11,815	1,488
Customer deposits	10,505	(7,110)	4,332
Billings in excess of costs and estimated earnings on uncompleted contracts	3,949	—	—
Income and business taxes payable	320	(3,119)	1,947
Net cash (used in) provided by operating activities	(22,319)	21,112	9,500

Cash flows from investing activities:
Increase in restricted bank balances	(2,608)	—	—
Proceeds from sale of property, plant and equipment	—	—	3,581
Purchase of property, plant and equipment	(6,091)	(495)	(26)
Payments of deposits on intangible assets	(6,575)	(4,124)	—
Purchase of intangible assets	(3,750)	—	—
Construction in progress	(17,681)	—	—
Loans to third parties	(8,873)	—	—
Cash received from Chardan upon recapitalization	31,748	—	—
Liabilities assumed from A-Power	(1,008)	—	—
Net cash (used in) provided by investing activities	(14,838)	(4,619)	3,555

A-Power Energy Generation Systems Ltd. and Subsidiaries

Consolidated Statements of Cash Flows (continued)
(In Thousands of United States Dollars)

	Years ended December 31,
	2008	2007	2006
Cash flows from financing activities:
Proceeds from bank loans	—	—	29
Proceeds from share capital, net of cost	59,330	2,871	—
Proceeds from notes payable, net of cost	—	14,279	—
Guarantee deposits on note payable	—	—	2,375
Repayment of bank loans	(1,008)	—	—
Repayment of notes payable	(15,000)	—	—
Repayments of related party notes	—	(7,301)	(2,808)
Due to related parties	128	(12)	118
Due to shareholder	—	194	—
Payment of dividends	—	—	(5,019)
Net cash provided by (used in) financing activities	43,450	10,031	(5,305)

Effect of exchange rate change	2,393	791	467
Net increase in cash and cash equivalents	8,686	27,315	8,217

Cash and cash equivalents, beginning of period	35,832	8,517	300
Cash and cash equivalents, end of period	$44,518	$35,832	$8,517

Supplemental disclosures of cash flow information:
Interest paid	$1,035	$65	$28
Taxes paid	—	60	1,405

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

Name of company	Place of incorporation	Date of incorporation	Percentage of ownership interest attributable to the Company		Principal activity segment
			Directly	Indirectly

Head Dragon Holdings Limited (“Head Dragon”)	Hong Kong	June 2006	100%	—	Investment holding

Easy Flow Limited (“Easy Flow”)	Hong Kong	June 2007	100%	—	Investment holding

Liaoning GaoKe Energy Group Company Limited (“GaoKe Energy”)	People’s Republic of China (“PRC”)	March 2003	—	100%	Construction of distributed power generation systems

Liaoning GaoKe (High-Tech) Energy Saving and Thermoelectricity Design Research Institute (“GaoKe Design”)	PRC	May 2003	—	51%	Design of distributed power generation systems

Liaoning International Construction and Engineering Group Limited (“LICEG Ltd.”)	PRC	August 2007	—	90%	Construction of infrastructure, industrial buildings, and residential real estate properties

Shenyang (Ruixiang) Lucky Wind Power Equipments Co., Ltd. (“Ruixiang”)	PRC	July 2007	—	100%	Manufacture of wind energy turbines

Shenyang (Jinxiang) Gold Luck Electric Power Equipment Co., Ltd. (“Jinxiang”)	PRC	January 2008	—	80%	Manufacture of wind energy turbines

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
$30,967

Earn-Out Shares

As an additional purchase price of the 1/18/08 Transaction, the sole stockholder of Head Dragon will be issued, on an all or none basis per year, an aggregate of 9,000,000 common shares of A-Power, as set forth below, if, on a consolidated basis, the Company has net operating profits according to U.S. GAAP of the following amounts for the indicated fiscal years ending December 31:

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

A summary of warrant activity for 2008 and 2007 is as follows:

	Number of Warrants Outstanding and Exercisable	Weighted- Average Exercise Price
Outstanding, December 31, 2007	10,431,158	$5.00
Granted	1,450,112	$5.00
Exercised	(11,866,303)	$5.00
Expired/Redeemed	(14,967)	$5.00
Outstanding, December 31, 2008	—	$—

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

The weighted average exercise prices for options granted and exercisable and the weighted average remaining contractual life for options outstanding as of December 31, 2008 and 2007 were as follows:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2007	—	—		—
Issued	740,000	13.97		—
Cancelled	(179,167)	14.00		—
Exercised	—	—		—
Outstanding at December 31, 2008	560,833	$13.95	9.07	—
Exercisable at December 31, 2008	163,333	$13.96	9.07	$—

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

A reconciliation between the provision for income taxes computed by applying the relevant statutory tax rates in PRC (25% in 2008, 33% in 2007 and 2006) and the Company’s actual provision for income taxes is as follows:

	Year Ended December 31,
	2008	2007	2006
Income before provision for income taxes and minority interest	$28,516	$15,214	$7,510

Provision for income taxes at statutory rates	7,129	5,020	2,478
Effect of tax exemption	(7,058)	(4,830)	740
Total provision for income taxes	$71	$190	$3,218
Provision for income taxes – current	435	190	3,218
Provision for income taxes – future	(364)	—	—
Total provision for income taxes	$71	$190	$3,218

The Company calculated deferred tax assets and liabilities for its non-taxable GaoKe Energy subsidiary at a rate of 15%, the tax rate applicable to GaoKe Energy in 2009 (50% of 30%). The temporary differences that have given rise to the deferred tax asset of $364 and $Nil at December 31, 2008 and 2007, respectively, consist of the following:

	December 31,	December 31,
	2008	2007
Accounts receivable	$70	$78
Prepayments, deposits, and other receivables	2	47
Property, plant and equipment, net	—	1
Accounts payable and accrued liabilities	395	16
Other	(103)	4
Total future income tax assets	364	146
Effect of tax exemption for periods during which temporary differences will reverse	—	(146)
Net future tax assets	$364	$—

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

21.	Related party balances and transactions

Related party balances

Related party balances consisted of the following at December 31, 2008 and 2007, respectively:

	December 31,	December 31,
	2008	2007
Amount Due From:
Liaoning High-Tech Energy Group Electrical Supplies, Ltd. (“Electrical”)	$—	$15
Head Dragon Ground Heating Pump Company (“Heating”)	22	15
Jinxiang Lv – CEO and a director	1,192	728
Liaoning High-Tech Furnace Insulation and Anti-Corrosion Engineering, Ltd. (“Furnace”)	83	2
	$1,297	$760
Amount Due To:
Shenyang Xiangfeng New Energy Engineering Ltd. (“Xiangfeng”)	1,311	1,104
John Lin - COO and a director	9	—
	$1,320	$1,104

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

Segmented financial information (in thousands):

	Holding	Construction	Design	Manufacturing	Total
For the year ended December 31, 2008
Revenue	$—	$264,577	$289	$—	$264,866
Interest expense, net	$131	$22	$—	$—	$153
Depreciation	$18	$308	$56	$3	$385
Net income (loss)	$(3,591)	$32,063	$436	$(392)	$28,516
Total assets	$5,077	$145,946	$326	$54,188	$205,537
Property, plant and equipment, net	$56	$14,022	$208	$26	$14,312
Intangible assets and deposits on intangible assets	$—	$2,280	$—	$20,606	$22,886
Total capital expenditures	$74	$8,200	$27	$25,796	$34,097

For the year ended December 31, 2007
Revenue	$—	$152,187	$357	$—	$152,544
Interest expense, net	$904	$65	$—	$—	$969
Depreciation	$—	$148	$39	$—	$187
Net income (loss)	$(2,689)	$17,862	$41	$—	$15,214
Total assets	$3,729	$64,345	$375	$—	$68,449
Property, plant and equipment, net	$—	$2,280	$222	$—	$2,502
Deposits on intangible assets	$—	$—	$—	$4,124	$4,124
Total capital expenditures	$—	$434	$61	$4,124	$4,619

For the year ended December 31, 2006
Revenue	$—	$98,613	$92	$—	$98,705
Interest expense, net	$32	$—	$—	$—	$32
Depreciation	$—	$176	$25	$—	$201
Net income (loss)	$(206)	$7,723	$(7)	$—	$7,510
Total assets	$—	$37,718	$239	$—	$37,957
Property, plant and equipment, net	$—	$1,862	$186	$—	$2,048
Total capital expenditures	$—	$21	$5	$—	$26

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

Exhibit Index

Exhibit No.	Description of Document

1.1*	Amended and Restated Memorandum of Association of A-Power Energy Generation Systems, Ltd.

1.2*	Amended and Restated Articles of Association of A-Power Energy Generation Systems, Ltd.

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

4.18	Securities Purchase Agreement dated June 18, 2009, between A-Power Energy Generation Systems, Ltd. and the investors named therein

4.19	Form of Senior Convertible Note, dated June 19, 2009, issued by A-Power Energy Generation Systems, Ltd.

4.20	Form of Warrant, dated June 19, 2009, issued by A-Power Energy Generation Systems, Ltd.

4.21	Form of Put Agreement, dated June 19, 2009, between A-Power Energy Generation Systems, Ltd. and the investors named therein

4.22	Pledge Agreement, dated June 19, 2009, by and among Jinxiang Lu, A-Power Energy Generation Systems, Ltd. and Hudson Bay Fund LP

4.23	Letter Agreement, dated June 19, 2009, between A-Power Energy Generation Systems, Ltd. and Jinxiang Lu

4.24	Registration Rights Agreement dated June 18, 2009, by and among A-Power Energy Generation Systems, Ltd. and the investors named therein

4.25	Voting Agreement, dated June 19, 2009, by and among A-Power Energy Generation Systems, Ltd., Jinxiang Lu and John S. Lin

4.26	Lock-up Agreement, dated June 19, 2009, between A-Power Energy Generation Systems, Ltd. and each of Jinxiang Lu and John S. Lin

4.27
License Agreement, dated May 23, 2007, between Liaoning GaoKe Energy Group Company Limited and Führlander AG (incorporated by reference to Exhibit 4.27 to our Annual Report on Form 20-F (file no. 001-33820) filed with the Securities and Exchange Commission on June 30, 2009)

4.28
Know-how License Use Agreement, dated January 12, 2009, by and among Liaoning GaoKe Energy Group Company Limited, Shenyang Lucky Wind Power Equipments Co., Ltd and Führlander AG (incorporated by reference to Exhibit 4.28 to our Annual Report on Form 20-F (file no. 001-33820) filed with the Securities and Exchange Commission on June 30, 2009)

4.29
License Agreement, dated February 16, 2007, between Liaoning GaoKe Energy Group Company Limited and Norwin A/S (incorporated by reference to Exhibit 4.29 to our Annual Report on Form 20-F (file no. 001-33820) filed with the Securities and Exchange Commission on June 30, 2009)

4.30
Technology License Use Agreement, dated January 12, 2009, by and among Liaoning GaoKe Energy Group Company Limited, Shenyang Gold Lucky Electric Power Equipments Co., Ltd and Norwin A/S (incorporated by reference to Exhibit 4.30 to our Annual Report on Form 20-F (file no. 001-33820) filed with the Securities and Exchange Commission on June 30, 2009)

8.1	List of Subsidiaries (incorporated by reference to Exhibit 8.1 to our Annual Report on Form 20-F (file no. 001-33820) filed with the Securities and Exchange Commission on June 30, 2009)

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

* Filed with this Annual Report on Form 20-F/A (Amendment No. 1).

± This certification is furnished pursuant to Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code and will not be deemed filed for purposes of Section 18 of the Exchange Act, or otherwise subject to liability of that section. This certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act.