Form 20-F
period 2009-12-31
A-Power Energy Generation Systems, Ltd.
filed 2010-03-31
CIK 1399233

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

Jinxiang Lu
Chief Executive Officer
Tel: (86) 0-24-8561-7788  Fax: (86)-0-24-2585-9298
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

NONE
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 39,585,706 common shares, par value US$0.0001 per share, as of December 31, 2009.

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

INTRODUCTION

In this Annual Report on Form 20-F, unless otherwise indicated,

(1) “Chardan” refers to Chardan South China Acquisition Corporation and its predecessor entities and subsidiaries;

(2) “China” and “PRC” refer to the People’s Republic of China and, solely for the purpose of this Annual Report on Form 20-F, such references exclude Taiwan, Hong Kong and Macau;

(3) “Easy Flow “ refers to Easy Flow Ltd., our wholly owned subsidiary and its subsidiaries;

(4) “Evatech” refers to EVATECH Co., Ltd.;

(5) “Fuhrländer” refers to Fuhrländer AG;

(6) “GaoKe” refers to GaoKe Energy, GaoKe Design and LICEG Ltd.;

(7) “GaoKe Design” refers to Liaoning GaoKe (High-Tech) Energy Saving and Thermoelectricity Design Research Institute, 51% of which is owned by GaoKe Energy, 36% of which is owned by Mr. Jinxiang Lu, our Chairman and Chief Executive Officer, and 13% of which is owned by Mr. Lu’s spouse;

(8) “GaoKe Energy” refers to Liaoning GaoKe Energy Group Company Limited, the wholly owned subsidiary of Head Dragon Holdings, and GaoKe Energy’s subsidiaries;

(9) “GE Drivetrain” refers to GE Drivetrain Technologies (Shenyang) Co., Ltd.;

(10) “GE Electronic” refers to GE Electronic (China) Co. Ltd.;

(11) “GW” are references to gigawatts (one gigawatt equaling 1,000,000,000 watts);

(12) “Head Dragon Holdings” refers to Head Dragon Holdings Limited, our wholly-owned subsidiary, and its subsidiaries;

(13) “Jiangsu Miracle” refers to Jiangsu Miracle Logistics System Engineering Co. Ltd.;

(14) “Jinxiang” refers to Shenyang (Jinxiang) Gold Luck Electric Power Equipment Co., Ltd.;

(15) “kW” are references to kilowatts (one kilowatt equaling 1,000 watts);

(16) “LICEG” refers to Liaoning International Construction and Engineering Group, our joint venture partner in LICEG Ltd.;

(17) “LICEG Ltd.” refers to Liaoning International Construction and Engineering Group Limited, 90% of which is owned by GaoKe Energy and 10% of which is owned by our joint venture partner, Liaoning International Construction and Engineering Group;

(18) “MW” are references to megawatts (one megawatt equaling 1,000,000 watts);

(19) “Norwin” refers to Norwin S/A;

(20) “PV” refers to photovoltaic;

(21) “Ruixiang” refers to Shenyang (Ruixiang) Lucky Wind Power Equipments Co., Ltd.;

(22) “Shenyang Huaren” refers to Shenyang Huaren Wind Power Technology Development Co., Ltd.;

(23) “Shenyang Power Group” refers to Shenyang Power Group Ltd.;

(24) “Texas A Wind” refers to Texas A Wind LLC;

(25) “USREG Wind” refers to United States Renewable Energy Group Wind Partners I, LLC;

(26) “U.S. GAAP” refers to generally accepted accounting principles in the United States;

(27) “Yixiang” refers to Shenyang Yixiang Wind Power Equipment Limited;

(28) “we,” “us,” “our company” “the company,” “our” and “A-Power” refer to A-Power Energy Generation Systems, Ltd. (formerly known as China Energy Technology Limited), its predecessor entities and subsidiaries; and

(29) all references to “RMB” and “Renminbi” are to the legal currency of China, all references to “U.S. dollars,” “US$,” “dollars” and “$” are to the legal currency of the United States, and all references to Euro are to the legal currency of the European Union.

Under the laws of the British Virgin Islands and our memorandum of association, the holders of our common shares are referred to as “members” rather than “shareholders.” In this Annual Report on Form 20-F , references that would otherwise be to members are made to shareholders, which is a term more familiar to investors trading on the NASDAQ Global Select Market, the exchange on which our shares are listed, with the exception of our financial statements, which refer to “stockholders’ equity.”

Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

We were formed under the corporate name A-Power Energy Generation Systems, Ltd. We were incorporated in the British Virgin Islands on May 17, 2007, under the BVI Business Companies Act, 2004 and CT Corporation System, 111 Eighth Avenue, New York, NY 11011 (212) 894-8539 is our agent in connection with our filings under the Securities Act of 1933, as amended. Our principal executive offices are located in the People’s Republic of China at No. 44 Jingxing North Street, Tiexi District, Shenyang, Liaoning, China 110021 and our telephone number is (86) 10-24-85617888.

In January 2008, A-Power acquired all of the issued and outstanding common stock of Head Dragon Holdings, a Hong Kong company that owns a controlling interest in three operating subsidiaries in the PRC, collectively known as GaoKe. In addition, A-Power holds 100% of Head Dragon Holdings, which holds our distributed power generation systems business through GaoKe. A-Power also holds 100% of Easy Flow, which owns a controlling interest in two operating subsidiaries in the PRC through which we conduct our wind energy business.

At the time of the Head Dragon acquisition, A-Power was a wholly-owned subsidiary of Chardan, a blank check company with no operations that had been formed as a vehicle for an acquisition of an operating business in China. Immediately following the purchase of GaoKe, Chardan merged with and into A-Power for the purpose of changing its domicile.  As a result of the merger, each outstanding share of Chardan common stock automatically converted into one common share of A-Power, each outstanding Chardan warrant automatically converted into one A-Power warrant and each outstanding Chardan unit automatically converted into one A-Power unit.

On January 22, 2008, A-Power’s common shares began trading on the NASDAQ Capital Market, and on June 2, 2008, A-Power’s common shares began trading on the NASDAQ Global Select Market.

FORWARD-LOOKING INFORMATION

This Annual Report on Form 20-F contains forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other matters:

•	our future business development, results of operations and financial condition;

•	our projected revenues, profits, earnings and other estimated financial information;

•	our anticipated levels of capital expenditures during the next year;

•	our belief that we have sufficient liquidity during the next 12 months; and

•	our anticipated growth strategies, including our expansion in the international distributed power generation and micro power grid market and the wind energy business.

You can generally identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions regarding future periods or the negative of such expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. The accuracy of these statements may be affected by inaccurate assumptions we might have made or by known or unknown risks, uncertainties or other factors, including the risk factors described under Item 3.D, “Key Information —Risk Factors,” of this Annual Report on Form 20-F , which may cause our actual results to differ materially from the from those anticipated or implied by the forward-looking statements. The following are among the key risks and other factors to consider in evaluating our forward-looking statements:

•
our limited operating history and recent entrance into new markets, especially our limited experience in the wind and solar energy markets, as well as international markets outside of China may make it difficult for you to evaluate our business and future prospects and are subject to certain risks;

•	a decrease in economic growth or an economic downturn in the PRC or globally, which could adversely affect our growth and profitability;

•	limited experience in producing wind turbines and the risks with expanding our wind power business in China and overseas;

•	competition in the alternative energy products and systems industry, and failure to adapt to changing market conditions and to compete successfully;

•	dependence on gaining new customers and project contracts;

•	continued requirements of certain licenses, registrations and certificates;

•	our backlog, which may not indicate future performance of contracts;

•	difficulty in sourcing components;

•	material weaknesses in our internal controls, which we are still in the process of remediating;

•	difficulty establishing adequate management, legal and financial controls in the PRC, which could result in misconduct and difficulty in complying with applicable laws and requirements;

•	a change in the PRC’s economic, fiscal, monetary or political policies, as well as nationalization of private enterprises;

•	potential trade barriers in markets we attempt to enter outside the PRC;

•
continued compliance with government regulations in the PRC and elsewhere and adverse regulatory changes in the PRC on companies that develop power grids, power generation systems, wind energy and solar energy;

•	ability to attract and retain key executives and affordable engineering talent;

•	difficulty in managing rapid growth or our acquisitions;

•	difficulty in managing our relationships with licensing partners, project owners, subcontractors or other third-parties;

•	our need for capital to finance our growth and capital expenditures;

•	a decrease in the growth of demand for electricity;

•
intensity of competition from or introduction of new and superior products by other providers of distributed power generation, wind energy; and solar energy and other energy generation technologies; and

•	geopolitical events and regulatory changes.

This list of risks is not exhaustive. Other sections of this Annual Report on Form 20-F include additional factors that could adversely impact our business and financial performance. You should read these statements in conjunction with the risk factors disclosed in Item 3.D., “Key Information — Risk Factors,” of this Annual Report on Form 20-F and the other risks and factors outlined in this Annual Report and our other filings with the Securities and Exchange Commission.

Forward-looking statements contained herein speak only as of the date of the Annual Report. You should not rely upon forward-looking statements as predictions of future events. Except as may be required by applicable law, we do not intend to update or revise any forward-looking statements in the Annual Report , whether as a result of new information, future events or otherwise.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	A. Selected Financial Data

The following tables present our selected historical consolidated financial data.

The selected consolidated statement of operations data for the years ended December 31, 2007, 2008 and 2009 and the selected consolidated balance sheet data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F and should be read in conjunction with those financial statements and the accompanying notes and Item 5 — “Operating and Financial Review and Prospects.” Our selected consolidated statement of operations data for the years ended December 31, 2005 and 2006 and our selected consolidated balance sheet data as of December 31, 2005, 2006 and 2007 has been derived from our audited consolidated financial statements for these periods and dates, which are not included in this Annual Report on Form 20-F.

Our financial statements were prepared and are presented in accordance with U.S. GAAP. Our historical results included below and elsewhere in this Annual Report on Form 20-F are not necessarily indicative of our future performance.

Selected Statement of Operations Data

	For the year ended December 31,
	2009 (2)	2008	2007	2006	2005
	(in thousands, except for share and per share data)
Revenue	$311,252	$264,866	$152,544	$98,705	$75,452
Cost of sales and business taxes	260,167	227,990	131,987	85,915	66,946
Gross profit	51,085	36,876	20,557	12,790	8,506
Income from operations	38,240	28,176	17,075	10,890	6,584
Net (loss) income (1)	(16,692)	28,516	15,214	7,510	4,378
Foreign currency translation adjustment	(119)	4,562	1,542	162	354
Comprehensive (loss) income	(16,811)	33,078	16,756	7,672	4,732

Net (Loss)/Earnings per share:
Basic	(0.49)	0.96	1.17	0.58	0.34
Diluted	(0.49)	0.94	1.17	0.58	0.34

Weighted average number of shares outstanding:
Basic	34,199,100	29,824,158	13,000,000	13,000,000	13,000,000
Diluted	34,199,100	30,432,434	13,000,000	13,000,000	13,000,000

Cash dividend per share:
US$	-	-	-	0.39	-
RMB	-	-	-	3.08	-

(1)	We had no discontinued operations.
(2)	Net (loss) income and comprehensive (loss) income for the year ended December 31, 2009 includes $52.8 million of expenses related to the accounting for and conversion of Convertible Debt.

Selected Consolidated Balance Sheet Data

	As of December 31,
	2009	2008	2007	2006	2005
	(in thousands, except for number of common shares)
Current Assets	$258,189	$146,323	$60,691	$32,396	$24,170
Total assets	355,357	205,537	69,177	37,957	29,844

Current liabilities	102,719	49,570	37,643	25,943	13,818
Total liabilities	102,719	49,570	37,643	25,943	13,818

Stockholders’ equity (net assets)	252,638	155,967	31,328	25,122	25,073

Capital stock	4	3	1	1	1

Number of common shares issued and outstanding	39,585,706	33,706,938	13,000,000	13,000,000	13,000,000

Exchange Rate Information

The functional currency of our operating subsidiaries in the PRC is the Renminbi, and our functional currency and our holding company subsidiaries’ functional currency is the U.S. dollar. The accompanying consolidated financial statements have been translated as necessary and presented in U.S. dollars according to U.S. GAAP and the accounting standard on “Foreign Currency Translation”.  In accordance with this accounting standard, all assets and liabilities were translated at the current exchange rate at the balance sheet date, stockholders’ equity was translated at the historical rates, and the consolidated statement of income and consolidated statement of cash flows were translated at the average exchange rate for the period. At December 31, 2009, the assets and liabilities of the Company maintained in Renminbi were translated to U.S. dollars at US$1.00 = RMB6.8259, and the consolidated statement of income of the Company maintained in Renminbi was translated to U.S. dollars at US$1.00 = RMB6.8307.  The foreign currency translation adjustment of $119,000 for the year ended December 31, 2009 has been reported as accumulated other comprehensive income in the consolidated statement of stockholders’ equity and comprehensive income.

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

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this Annual Report on Form 20-F or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York for the periods through December 2008 and the Federal Reserve H.10 Statistical Release for the periods beginning on or after January 1, 2009. As of March 26, 2010, the RMB: US$ exchange rate was 6.8269.

Period	Period End	Average	Low	High
	(RMB per US$1.00)
2005	8.0702	8.1940	8.2765	8.0702
2006	7.8041	7.9723	8.0702	7.8041
2007	7.2946	7.6072	7.8127	7.2946
2008	6.8225	6.9477	7.2946	6.7800
2009	6.8259	6.8307	6.8176	6.8470
September	6.8262	6.8277	6.8247	6.8303
October	6.8264	6.8267	6.8248	6.8292
November	6.8265	6.8271	6.8255	6.8300
December	6.8259	6.8275	6.8244	6.8299
2010
January	6.8268	6.8269	6.8258	6.8295
February	6.8258	6.8285	6.8258	6.8330
March (through March 26)	6.8259	6.8262	6.8254	6.8270

(1)	Annual averages are calculated by using the average of the noon buying exchange rates for each trading day during the annual period.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks related to our business

Our limited operating history and recent entrance into new business lines, especially our limited experience in the wind energy and solar energy markets, as well as our entrance into international markets outside of China, may make it difficult for you to evaluate our business and future prospects, and are subject to certain risks.

We have a limited operating history. GaoKe commenced operations in 2003 and to date we have conducted nearly all of our business within China through GaoKe. Accordingly, our operating history upon which you can evaluate the viability and sustainability of our business and its acceptance by industry participants is limited. Thus, it may be difficult for you to evaluate our business and future prospects, and you should not rely on our past results or our historic growth rate as an indication of our future performance.

In addition, we have expanded our operations rapidly during the last three years and we plan to continue our expansion efforts by capitalizing on the accelerating industrialization of China’s inland regions and other areas poorly served by the existing national power grid, targeting customers outside of China, increasing our investments in wind energy and our ability to produce wind turbines and diversifying our portfolio of alternative energy offerings. We recently acquired Evatech, a producer of manufacturing equipment for thin-film silicone amorphous PV cells and solar panels, which we believe will enhance our product offerings, improve our market opportunities and diversify our business. While we have completed construction of our wind turbine production facility in Shenyang, we only began assembly of wind turbines in June 2009 and, as of the date of this Annual Report on Form 20-F, we have generated only limited revenues from our wind energy business and no material revenues from our newly-acquired solar energy business. Furthermore, our expansion may have created, and may continue to create, significant demands on our corporate, administrative, operational and financial personnel and other human resources. In addition, this expansion into existing and new markets and new lines of business could strain our management and operational resources and will increase our need for capital, which may result in cash flow shortages. Our resources may not be adequate to support our desired expansion. Our current and planned operations, personnel, systems, internal procedures and controls may not be adequate to support the integration of Evatech or any other planned future growth. Consequently, our ability to take advantage of market demand for our products and services and to maintain and increase our profitability may be materially hindered or impeded

In addition to our entrance into the wind energy and solar energy markets, our business model has also evolved with our expansion of our businesses internationally, which will also require significant amounts of management time and attention. Our products and our overall approach to the distributed power generation, micro grid, wind power and solar energy may not be accepted in other markets to the extent needed to make that effort profitable. In addition, the additional demands on our management from these activities may detract from their efforts in the Chinese market, causing the operating results in our principal customer market to be adversely affected. There are risks inherent in conducting business internationally, including:

•	exchange rate fluctuations;

•	political, economic, legal or other developments affecting target markets, including changes or developments in tax regimes or regulations relating to our industry; and

•	potential tariff and trade barriers in target markets resulting in additional costs for our business and products.

Our business continues to evolve in conjunction with the evolution of the alternative energy market in China and globally. In addition, due to the forgoing risks, we cannot assure that we will successfully grow or manage our expansion into new business lines or international markets.

We have limited or no experience producing wind turbines, which is a critical component of our growth and overall business strategy.

We began production of wind turbines only in June 2009, and as of the date of this Annual Report on Form 20-F, we have generated limited revenue from the assembly of ten 2.7 MW wind turbines for use in 49.5 MW and 19.5 MW wind farm projects in Saiwusu, Inner Mongolia and Donggang, Shandong Province. The production of wind turbines is a key element of our business strategy and growth plans. However, it is a new line of business for us and one in which we have limited experience. Additionally, our wind energy operations will continue to be subject to risks inherent in the establishment of a new business, including, among other things, efficiently deploying our capital, sourcing components, developing our production facilities and product and service offerings, maintaining quality controls, adapting to individual customer specifications, developing and implementing our marketing campaigns and strategies and developing awareness and acceptance of our products. Our ability to generate future revenues from these operations will be dependent on a number of factors, many of which are beyond our control. To be successful, we must, among other things, demonstrate the stability of our wind turbines and establish market recognition in this business. This will require us to expend significant resources, including capital and management time and we cannot give any assurance that this aspect of our business will be successful. For more information, please see Item 4.B – “Business Overview – Competition – Wind Power,” to this Annual Report on Form 20-F.

Our alternative energy products and systems compete with different products and systems as well as other renewable energy sources in the alternative energy market. If we fail to adapt to changing market conditions and to compete successfully with existing or new competitors, our business prospects and results of operations would be materially and adversely affected.

We operate in an industry that is intensely competitive and developing rapidly. If we fail to attract and retain customers in our target markets for our current and future products and systems, we will be unable to increase our revenues and market share.

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

Many of our existing and potential competitors have substantially greater financial, technical, manufacturing and other resources than we do. This is particularly the case with respect to our wind energy business. The greater size of many of our competitors provides them with cost advantages as a result of their economies of scale and their ability to obtain volume discounts and purchase raw materials at lower prices. As a result, such competitors may have stronger bargaining power with their suppliers and have an advantage over us in pricing as well as securing sufficient supply of required components during times of shortage. Many of our competitors also have better brand name recognition, more established distribution networks, larger customer bases or more in-depth knowledge of the target markets. As a result, they may be able to devote greater resources to the research and development, promotion and sale of their products and respond more quickly to evolving industry standards and changes in market conditions as compared to us. Our failure to adapt to changing market conditions and to compete successfully with existing or future competitors could have a material adverse effect on our business, prospects and results of operations.

For more information, please see Item 4.B – “Business Overview – Competition – Distributed Power Generation,” to this Annual Report on Form 20-F.

Our revenue from our distributed power generation business segment depends on gaining new customers and project contracts, and we do not have long-term purchase commitments from our customers.

Currently and historically, we have only had a limited amount of projects in process at any time. For example, we completed six distributed power generation projects in 2009 and have 12 distributed power generation projects in process. Thus, our revenues have historically resulted, and are expected to continue in the immediate future to result, primarily from performing individual contracts in our power distribution generation and micro-grid system business that, once completed, typically produce only a limited amount of ongoing revenue for maintenance and other services. Customers may also change or delay orders for any number of reasons, such as force majeure or seasonality factors that are unrelated to us. As a result, in order to maintain and expand our business, we must be able to replenish the orders in our pipeline on a continuous basis. However, it is difficult to predict whether and when we will receive such orders or project contracts due to the lengthy and complex bidding and selection process, which is affected by factors that we do not control, such as market and economic conditions, financing arrangements, commodity prices, environmental issues and government approvals. In addition, we may experience delays or failures in receiving payments and therefore our revenues and profits may be reduced. Furthermore, our results of operations may fluctuate from quarter-to-quarter and year-to-year depending on whether and when we receive such orders or project contracts, as well as the commencement and progress of work under such contracts. It is also possible that some of our potential customers could choose the products of our competitors instead, any number of whom may supply products with larger generating capacity than products which we produce.  Should they do so, or if any of the foregoing risks materialize, we could suffer a significant and material decline in our revenues and profitability.

Our projects and business operations will require significant amounts of working capital. If we or our customers cannot satisfy these working capital requirements, the growth and development of our business could suffer materially.

Our wind turbine business is capital intensive and our success depends to a significant degree on our ability to develop and market innovative products and to update our facilities and technology. We may require additional capital in the future to finance our future growth and development, implement further marketing and sales activities, fund our ongoing research and development activities and meet our general working capital needs. Our capital requirements will depend on many factors, including acceptance of and demand for our products and services, the extent to which we invest in new technology and research and development projects, and the status and timing of competitive developments. However, additional financing may not be available when needed on terms favorable to us or at all. If we are unable to obtain adequate funds on acceptable terms, we may be unable to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures, which could adversely affect our business, financial condition and results of operation.

Our distributed power generation business is capital-intensive. The required capital is generally provided by contractual payments by our customers and customer-arranged financing. Our customers may not be able to obtain new capital on reasonable commercial terms, or at all. Our customers’ ability to arrange financing and the cost of such financing depends on numerous factors, including general economic and capital markets conditions, credit availability from banks, institutions or other lenders, and investor confidence in our customers and the projects we will undertake for them. If our customers are unable to obtain capital on reasonable commercial terms, our project costs could increase or our customers could decline to engage us for distributed power generation projects, as a result of which our business and operations could be materially and adversely affected.

Our working capital is necessary to fund our general business operations.  Such working capital presently includes cash on hand and from operations, the net proceeds of the Company’s $83 million equity financing in January 2010, and anticipated rebates from the PRC and Chinese local governments in the amount of $22 million for the Evatech acquisition.  Although we believe we have sufficient capital on hand for the next 12 months, we cannot predict the amount or timing of additional funds that may be needed under changed circumstances, or those requirements linked to certain contingent events.  In addition, various opportunities may arise, such as significant business development transactions, new product development projects, changes to our capital structure, acquisition opportunities or other factors, which may affect our working capital requirements.  As a result, we may be required to seek internal or external sources of financing, either through the debt and/or capital markets or other financing sources, in which case, the availability of financing will depend on future credit and capital markets conditions which we cannot control.  The continuing uncertainty and volatility of the credit and capital markets may limit our access to additional funding and we may not be able to secure financing on favorable terms to us, or at all.  We cannot assure you that we will not experience unexpected changes in capital requirements resulting from opportunities, or the realization of certain contingent events such as future commitments and joint venture agreements, or the unavailability of financing.  Any of these possible developments could have a material adverse impact on our liquidity and capital resources.

Investor confidence and the market price of our common shares may be adversely impacted if we fail to establish and maintain effective internal control over financial reporting.

As a public company, we are subject to reporting obligations under the U.S. securities laws. The SEC as required by the Sarbanes-Oxley Act, or SOX, adopted rules requiring most public companies to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, the company’s independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting. Our management may conclude that our internal controls are not effective. Moreover, even if our management concludes that our internal controls are effective, our independent registered public accounting firm may disagree. If our independent registered public accounting firm is not satisfied with our internal control over financial reporting or the level at which our internal control over financial reporting is documented, designed, operated or reviewed, or if the independent registered public accounting firm interprets the requirements, rules or regulations differently than we do, then they may issue an adverse or qualified opinion.

Historically, our business has been conducted as a private company and we have had limited accounting personnel and other resources with which to address our internal controls and procedures. In 2008 and 2009, we identified material weaknesses in our internal control over financial reporting. We have endeavored to remediate the weaknesses we identified in our internal control over financial reporting, and we have completed the work we believe is required to remediate the weaknesses identified with respect to (1) oversight of financial reporting, (2) communication of appropriate business practices and standards, (3) written policies and procedures, (4) effective procedures to ensure that risks related to financial reporting are assessed in a timely manner, (5) monitoring of internal controls, and (6) the financial reporting process and the underlying accounting processes. We presently expect to complete our remediation activities with respect to weaknesses in our internal control relating to the assessment of business risks and the monitoring of internal controls by June 2010, which include (1) hiring a vice president to help us improve our internal control by leading our internal control project team and helping headquarters, subsidiaries and business departments improve internal control, (2) performance of risk assessment in a timely manner and better communication on business practices, standards and risks, (3) assessment of key policies and processes and (4) monitoring of internal controls by our Audit Committee and management. However, we cannot assure you that such measures will be successful. If we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal control over financial reporting for subsequent years. Moreover effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. Our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability and completeness of our financial statements, which in turn could harm our business and materially and adversely impact the trading price of our common shares.

Further we cannot assure you that we will be able to establish Section 404 compliant internal controls at our recently acquired Evatech subsidiary or, if we are able to establish such controls, how long it will take us to do so.

Decreases in the price of oil and gas and a decline in popular support for “green” energy technologies could reduce demand for our distributed power generation and wind turbine systems, which could materially harm our ability to grow our business.

Higher oil and gas prices provide incentives for customers to invest in “green” energy technologies such as distributed power generation, wind turbine systems biomass power plants and solar systems that reduce their need for petroleum-based fuels. Conversely, lower oil and gas prices would tend to reduce the incentive for customers to invest in capital equipment to produce electrical power or seek out alternative energy. Demand for our products and services depend in part on the current and future commodity prices of oil and gas. We have no control over the current or future prices of oil and gas.

In addition, popular support by governments, corporations and individuals for “green” energy technologies may change. Because of the ongoing development of, and the possible change in support for,“green” energy technologies we cannot assure you that negative changes to this industry will not occur. Changes in government or popular support for “green” energy technologies could have a material adverse effect on our business, prospects and results of operations.

Changes in the growth of demand for electricity could reduce demand for our distributed power generation and wind turbine systems, which could materially harm our ability to grow our business.

According to the National Bureau of Statistics of the PRC, domestic electricity consumption grew at a rate of 6.3% in 2009. The China Electricity Council has forecast that the rate of growth in China’s electricity demand will continue to increase in 2010 as the growth in electricity consumption increases due to the continued development of the Chinese economy. However, such growth is unpredictable and depends on general economic conditions and consumer demand, both of which are beyond our control. Such changes in the demand for electricity may affect demand for our distributed power generation and wind turbine systems, and therefore, could materially harm our ability to grow our business.

Our distributed power generation business and operating entities require certain licenses, registrations and certificates.

Our distributed power generation business is subject to various rules and regulations in the PRC. In order to construct, implement and test our power generation systems and micro grids, we are required to have the right to use or possess relevant licenses, such as the Class A license issued by the Ministry of Construction of the PRC, or Ministry of Construction, which includes a construction permit and design permit that allow holders to undertake and construct various power systems, energy and infrastructure projects of any size in China. In 2009, through our joint venture company, LICEG Ltd., in which we hold 90% of the ownership interest, we had the full right to use a Class A License held by LICEG, a construction company established by the Liaoning provincial government, which holds the remaining 10% interest.  In early 2010, we obtained ownership of the Class A License as it is currently in the process of being transferred from LICEG to LICEG Ltd. In addition, we are required to hold a Class B License, which allows us to undertake certain construction projects of a smaller size, as well as the PRC Overseas Project Contracting Business Qualification License, issued by the Ministry of Commerce of the PRC, or MOFCOM, which allows us to undertake overseas construction projects. In addition, our operating entities require certain business licenses and registrations. Currently, the terms of our operating entities range from 5 years to 30 years and must be renewed before their expiry. Renewal procedures generally entail the submission of certain applications, supporting materials and fees to the relevant PRC government entity that supervises the entity. However, if any such license or registration were revoked or suspended, or if we experience delays or fail or are unable to renew such licenses or registrations upon expiry or are unable to obtain new licenses and registrations required by the PRC laws, our business and operations could be materially and adversely affected.

We are dependent on our licensing partners, and events involving these licensing partners or any future licensing partners could prevent us from developing our wind turbine business.

The success of our current business strategy will depend in part on our ability to successfully perform under and manage strategic licensing partnerships. Since we do not currently possess the technology necessary to independently develop and assemble wind turbines, we may need to enter into additional collaborative agreements to assist in the development of wind turbines in certain markets for a particular customer. Establishing strategic partnerships is difficult and time-consuming. Potential partners may reject collaborations based upon their assessment of our financial, regulatory or intellectual property position, and our discussions with potential partners may not lead to the establishment of new partnerships on acceptable terms. We and our present and future partners may fail to develop or effectively commercialize products covered by our present and future collaborations.

With respect to our licensing agreement with Norwin, we agreed to pay the balance of the licensing fee of $1.7 million to Norwin in installments based on the number of 750 kW and 225 kW wind turbines we produce, provided that this amount was paid by February 15, 2009. As of the date of this Annual Report, we have yet to start producing any 750 kW or 225 kW wind turbines and have not paid a balance of $0.55 million of such amount to Norwin; however, Norwin has provided us written confirmation dated May 31, 2009 that the agreement we have with them is still valid and both we and Norwin continue to perform our obligations under this agreement.

In May 2007, we entered into a license agreement with Fuhrländer, that gave us an exclusive right to sell and a non-exclusive right to produce Fuhrländer’s 2.5 MW series wind turbines in Liaoning and Hebei provinces of China and a non-exclusive right to produce and sell Fuhrländer’s 2.5 MW series wind turbines in nine other PRC provinces. In January 2009, this license agreement was amended to upgrade the wind turbine series from 2.5 MW wind turbines to 2.7 MW wind turbines. The largely non-exclusive nature of this license agreement reduces barriers to entry and could result in increased competition and/or the entrance of new direct or indirect competitors with our wind turbine business, which could have a material adverse effect on our business and results of operations. There are certain disputes between us and Fuhrländer concerning payment and performance under this license agreement. We are currently attempting to rectify this situation and are also negotiating an amendment to the license agreement to broaden the scope of our rights to use the technology licensed thereunder. There can be no assurance, however, that the parties will succeed in resolving the issues between them. If we are unable to rectify this situation, this could have a material adverse effect on our business and results of operations.

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

A lack of adequate grid capacity in China could limit demand for our wind turbines and materially damage our business prospects.

Our customers will rely on access to the electrical grid to market the wind power they generate. In 2009, nearly 13 GW of additional wind power capacity was installed in China, which accounted for nearly one-third of new global wind power capacity in 2009, according to the State Electricity Regulatory Commission of the PRC. Installed wind power capacity is expected to rise to 35-40 GW by 2012. Current grid capabilities might be unable to cope with the expected increased capacity and it is likely grid bottlenecks will reduce the ability of wind power to access the market. If our customers are unable to access the electrical market, the demand for our wind turbines may not develop or may develop to a significantly lesser extent than we anticipated.

Projects included in our backlog may be delayed or cancelled, which could materially adversely affect our business, financial condition, results of operations and cash flows.

 As of March 31, 2010, our backlog was approximately $367.0 million. Backlog represents the dollar amount of revenue we expect to realize in the future as a result of performing work under multi-period contracts that we have entered into. The dollar amount of backlog does not necessarily indicate future earnings related to the performance of that work because of changes in customer orders, project scope, schedule and weather conditions. As a result, we cannot predict with certainty when or if backlog will be performed or the associated revenue will be recognized. In addition, even where a project proceeds as scheduled, it is possible that contracted parties may default and fail to pay amounts owed to us.  Delays, cancellations or payment defaults could materially and adversely affect our business, financial condition, results of operations and cash flows.

Systems that we develop and install may contain design or manufacturing defects, which could result in reduced demand for our services and customer claims and uninsured liabilities.

We design, produce and oversee the construction of relatively large and complex electric generating, co-generation and micro grid power networks. At times these systems may contain design or manufacturing errors or defects, including defects in equipment that we purchase for use with our systems. Any defects in our systems may result in claims for economic damage, delays in completion, or reduced or cancelled customer orders. If these types of problems occur, we may incur additional significant costs, and if they occur frequently, we may sustain additional significant costs, loss of business reputation and legal liability.

The liability of product suppliers in China is evolving. Until recently that liability has been difficult to impose for various reasons, including an underdeveloped civil justice system. As a result, the need for insurance has not been substantial, and the types of insurance products that western companies typically procure to protect against these risks may be difficult or even impossible to obtain at reasonable cost or any cost. If a litigant were successful against us it could have a material adverse effect on our business, financial condition, results of operations and liquidity. Additionally, a well-publicized actual or perceived problem could materially and adversely affect our market reputation which could result in a significant decline in demand for our products.

We expect to rely increasingly on our proprietary products and systems and on technology developed by our licensors. If we or our licensors become involved in an intellectual property dispute, we could be forced to spend a significant amount of time and financial resources to resolve such intellectual property dispute, diverting time and resources away from our business and operations.

Our business is based on a number of proprietary products and systems, which we protect as trade secrets. In addition, we license wind turbine technology from third parties. We expect that our reliance on these proprietary products, systems and technology will grow, as the functionality of distributed power generation and micro power grids increases to meet customer demand, as we commence and expand our wind turbine business as we try to open new markets for our products. If a third party should infringe on any of our intellectual property rights or those of our licensors, we may need to devote significant time and financial resources to attempt to halt the infringement, and we may not be successful in such a dispute. In the absence of patent protection for our trade secrets, if any of these parties are able to “reverse engineer” our products and systems, we might not have legal recourse against them. Similarly, in the event of an infringement claim against us or our licensors, we may be required to spend a significant amount of time and financial resources to resolve the claim. We may not be successful in defending our position or negotiating an alternative. Any litigation could result in substantial costs and diversion of our management resources and could materially and adversely affect our business, operating results and financial condition.

A shortage of adequate components could increase our costs or cause a delay in our ability to fulfill orders, and our failure to estimate customer demand properly may result in excess component inventories that could adversely affect our future growth.

Strong demand for certain component parts for wind turbines, such as gear boxes, generators and blades, and/or capacity constraints, or other problems experienced by suppliers, could result in supply shortages or delivery delays for these components. This is particularly true with respect to component parts for our 2.7 MW wind turbines that use advanced technology and with respect to which we compete globally against other wind turbine producers purchasing the same components. Although we have established joint ventures with GE Electronic and Jiangsu Miracle to produce and sell key wind turbine components in China, including wind turbine gearboxes, rotor blades, hubs and nacelle covers, these joint ventures have not yet commenced production and we currently purchase component parts for our 2.7 MW wind turbines from overseas suppliers. In order to reduce costs, we have considered sourcing these components from suppliers located in China that are price competitive. However, components purchased from domestic suppliers generally use less advanced technology and may result in lower quality products when compared to the components that we currently purchase from our overseas suppliers. In addition, if our licensors do not approve the locally-sourced components, we could lose certain warranties or other rights under our licenses. Component parts for our 750 kW and 225 kW wind turbines are more readily available domestically and internationally. If shortages or delays persist, the price of these components may increase, or the components may not be available at all, and we may also encounter shortages if we do not accurately anticipate our needs. Conversely, we may not be able to secure enough components at reasonable prices or of acceptable quality to build new wind turbines in a timely manner in the quantities or configurations needed. Our operating results could also be materially and adversely affected if, anticipating greater demand than actually develops, we commit to the purchase of more components than we need. Furthermore, as a result of binding price or purchase commitments with suppliers, we may be obligated to purchase components at prices that are higher than those available in the current market. Given that many wind farm operators are large state-owned power companies in China with extensive bargaining power, we may not be able to pass on the increase of costs of wind turbine components to our customers, thereby reducing our margins and negatively affecting our results of operations.

Our foreign sources of components might not always be reliable, which may result in a disruption in the supply of parts to our production facilities and cause delays in our wind turbine assembly. We currently purchase components directly from foreign suppliers for our wind turbine assembly. Our imports are subject to existing or potential duties, tariffs and quotas. We also face a variety of other risks generally associated with doing business with foreign suppliers and importing components from abroad, such as: (i) political instability; (ii) security measures at Chinese ports, which could delay delivery of imports; (iii) imposition of new legislation relating to import quotas that may limit the quantity of goods which may be imported into China from countries in a region within which we do business; (iv) imposition of duties, taxes, and other charges on imports; (v) delayed receipt or non-delivery of goods due to the failure of foreign-source suppliers to comply with applicable import regulations; (vi) delayed receipt or non-delivery of goods due to organized labor strikes or unexpected or significant port congestion at Chinese ports; and (vii) local business practice and political issues, including issues relating to compliance with domestic or international labor standards which may result in adverse publicity. Any inability on our part to rely on our foreign sources of production due to any of the factors listed above could have a material adverse effect on our ability to operate our wind turbine production facility and our business, financial condition and results of operations.

The development of our wind energy power plant project in Texas requires significant development work and capital and entails political risks.

In December 2009, Shenyang Power Group entered into an agreement with USREG Wind, to establish Texas A Wind, a project company to own, design, develop, construct, manage and operate a US$1.5 billion wind energy power plant. This project is at an early stage of development and requires significant development work, including but not limited to, acquiring additional land or land rights, undertaking feasibility studies and engineering design work, entering into of utility interconnection arrangements, securing additional permits and obtaining debt and equity project financing and governmental incentives to cover development and construction costs. Much of the development work must be completed before the project can obtain project financing, receive turbines and equipment, and commence construction.

The development of this project may be further complicated by the introduction of new legislation in the United States. For example, several U.S. senators have recently introduced legislation that would halt U.S. federal funding of renewable energy projects until “Buy American” requirements are written into law. It is uncertain as to whether this legislation will ultimately be passed, or if passed, the final form it will take. We currently intend that a minimum of 70% of each wind turbine to be supplied in relation to this project would be manufactured in a new production and assembly plant in the United States, but we cannot assure you that this plant will be built, or if built, whether it will be sufficient to satisfy the requirements of such proposed legislation when and if passed into law. Furthermore, Senator Charles Schumer has specifically urged the Obama administration to block any stimulus money from financing this project. While the prospects and progress of this proposed legislation cannot be predicted, the political and policy priorities in the United States remain uncertain and we cannot assure you that the introduction of this or other legislation in the United States will not adversely impact the development of this project or that U.S. federal funding for this project can or will be obtained. Our inability to obtain U.S. federal funding for this project would significantly increase our costs associated with this project.

Under the agreement, our indirect, wholly-owned subsidiary, Ruixiang is designated to be the exclusive manufacturer and supplier of turbines to the power plant and our indirect, wholly-owned subsidiary GaoKe Energy, is designated to be the contractor for the project. The development, financing, construction and operation of the project entails numerous risks, including those referred to above, and we cannot assure you that the project will secure the project financing necessary to purchase and pay for the turbines to be provided by Ruixiang or the construction services to be provided by GaoKe Energy or that all final land or land rights, permitting and transmission rights and capacity will be obtained. All such financing and rights must be obtained for the project to commence commercial operations, generate revenues and achieve economic success.

We may not be able to retain, recruit and train adequate technical and management personnel, and increased competition for qualified personnel in China could result in an increase in wages that we may not be able to offer in order to stay competitive.

Our future success depends, to a significant extent, on our ability to attract, train and retain qualified technical personnel such as engineers, particularly those with expertise in the wind power industry. There is substantial competition for qualified technical personnel, and we cannot give any assurance that we will be able to attract or retain our qualified technical personnel. If we are unable to attract and retain qualified technical personnel, our business may be materially and adversely affected.

We rely heavily on the continued services of our executive management personnel, who have contributed to our growth and expansion. Our executive team plays an important role in our operations and the development of our new products. Accordingly, the loss of their services, in particular those of Mr. Jinxiang Lu, our Chairman and Chief Executive Officer, and Mr. John S. Lin, our Chief Operating Officer, without suitable replacement (which may be difficult to find), could have a material adverse affect on our operations and future business prospects. We do not maintain key man life insurance on any of our executive officers. If one or more of our executive officers are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all. As a result, our business may be severely disrupted and we may incur additional expenses to recruit and retain new officers. In addition, if any of our executives joins a competitor or forms a competing company, we may lose some or all of our customers. We believe our future success will depend upon our ability to retain these key employees and our ability to attract and retain other skilled managerial, engineering and sales and marketing personnel.

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

In 2007, we entered into licenses to produce and sell wind turbines based on technology from Germany and Denmark. Our ability to develop these products depends on our technicians ability to understand and localize this technology. For example, in Northern China our wind turbines must be adapted to operate in temperatures that are typically much colder in the winter than temperatures in Germany and Denmark. If our technicians fail to understand and localize the technologies we source from Germany and Denmark to China and other regions where we operate, it may cause significant delays in the development of our wind turbines and we may be required to spend a significant amount of time and financial resources to resolve these technical problems.

Inclement weather conditions could materially and adversely affect our operating results in particular quarters and/or fiscal years.

We recognize revenue on our distributed power generation system projects on a percentage of completion basis. Historically, we have completed these projects in 12 to 24 months, depending on the size of the project. However, completion dates of our distributed power generation projects in Northeastern China, where a majority of our projects are located, are difficult to predict primarily due to the unpredictable and potentially harsh weather conditions in this region from December through March of each year. As a result, a significant amount of expected revenue could go unrealized in particular quarters and/or fiscal years. For example, in addition to our expected seasonal slowdown in production during the winter months, extremely cold and stormy weather conditions in Northern China can cause unexpected delays in production. With respect to our wind turbine business, because we recognize revenue for the manufacture and installation of wind turbines only upon notice of customer acceptance, inclement weather or other conditions affecting the time of acceptance by our customers could also affect the timing associated with our recognition of revenues. The number and length of project delays resulting from adverse weather conditions are difficult to predict and may materially and adversely affect our operating results in particular quarters and/or fiscal years.

Increases in the price of raw materials and labor for our distributed power generation business may increase our cost of sales and significantly reduce our earnings.

We, or our sub-contractors, typically procure the raw materials used in the construction of our distributed power generation project developments from third party suppliers. We also hire contract labor for our projects.  We usually have provisions in our agreements with our customers that in the event the prices of raw materials or labor increase beyond a certain threshold (usually by an increase of 15% or greater), the agreements are subject to renegotiation to factor in increased prices. In China, raw materials can fluctuate in price or experience periodic shortages, particularly different types of steel. Other raw materials, such as diesel fuel, cement and concrete blocks can also fluctuate. If we are unable to pass on such price increases to our customers,  our construction costs would increase accordingly and our earnings could be materially and significantly reduced.

We may experience construction and development delays or operational risks with respect to our projects which could materially and adversely affect our financial condition and operating results.

The construction of distributed power generation systems and other forms of power plants involves many risks, including shortages of equipment, material and labor, labor disturbances, accidents, inclement weather, unforeseen engineering, environmental, geological, delays and other problems and unanticipated cost increases, any of which could give rise to significant delays and/or cost overruns. Construction delays may result in significant loss of revenues. We may commit to a client that we will complete a project by a scheduled date. We may also commit that a project, when completed, will achieve specified performance standards. If the project is not completed by the scheduled date or subsequently fails to meet required performance standards, we may either incur significant additional costs or be held responsible for the costs incurred by the client to rectify damages due to late completion or failure to achieve the required performance standards. Failure to complete construction according to specifications may result in significant liabilities, decreased efficiency as well as significantly increased operating costs and reduced earnings. We cannot give any assurance that construction of future projects will be completed on schedule or within budget. In addition, the operation of power plants involves many risks and hazards, including breakdown, failure or substandard performance of equipment, improper installation or operation of equipment, labor disturbances, natural disasters, environmental hazards and industrial accidents. The occurrence of material operational problems, including but not limited to the above events, may materially and adversely affect the profitability of a power plant.

Our earnings may fluctuate from period to period due to fluctuations in the exchange rate between the RMB and US dollar or the Euro or Thai baht.

Our functional currency is the RMB, however, we report our financial information in US dollars and we conduct and will continue to conduct transactions in currencies other than RMB, including the Euro and Thai baht. The value of the RMB fluctuates and is affected by, among other things, changes in the PRC’s political and economic conditions. The conversion of RMB into foreign currencies such as the US dollar has been generally based on rates set by the PBOC, which are set daily based on the previous day’s interbank foreign exchange market rates and current exchange rates on the world financial markets. While the official exchange rate had remained stable over the past several years, the PRC has adopted a floating rate with respect to the RMB, with permitted ranges of fluctuation.  Since we report our financial information in US dollar and conduct transactions in currencies other than RMB, including the Euro and Thai baht, fluctuations between the RMB and US dollar or the Euro or Thai baht could result in swings in our reported results of operations.

Future acquisitions may require us to incur costs and liabilities which may adversely affect our operating results.

In addition to internal growth, our current strategy involves growth through acquisitions of complementary technologies, businesses and services and strategic alliances. Like other companies with similar growth strategies, we may be unable to continue to implement our growth strategy, and this strategy may be ultimately unsuccessful. We frequently engage in evaluations of potential acquisitions and negotiations for possible acquisitions, certain of which, if consummated, could be significant to us. Any potential acquisitions may result in material transaction expenses, increased interest and amortization expense, increased depreciation expense and increased operating expense, any of which could have a material adverse effect on our operating results and require us to raise capital to fund these expenses. Acquisitions may entail integration and management of the new businesses to realize economies of scale and control costs. In addition, acquisitions involve other risks, including diversion of management resources otherwise available for ongoing development of our business and the need to manage relationships with customers and suppliers and risks associated with entering new markets. We may not be able to identify suitable acquisition candidates in the future, obtain acceptable financing or consummate any future acquisitions. Finally, as a result of our acquisitions of other businesses, we may be subject to the risk of unanticipated business uncertainties or legal liabilities relating to those acquired businesses for which the sellers of the acquired businesses may not indemnify us. Future acquisitions may also result in potentially dilutive issuances of securities.

We might not be able to expand into the solar energy market as planned.

We entered the solar energy market by acquiring Evatech, a business with a limited track record in the production and sale of equipment for manufacturing PV cells and solar panels. Before the acquisition, Evatech focused on the production of equipment and materials for liquid crystal displays, plasma displays and related products. Evatech previously developed equipment to produce thin film and PV components but did not commercialize this equipment. As of the date of this Annual Report on Form 20-F, we have not generated any material revenue, and have received one purchase order for a set of production equipment since the completion of the Evatech acquisition in January 2010. In addition to the risks generally inherent in acquisitions (see – “– Risks related to our business – Future acquisitions may require us to incur costs and liabilities which may adversely affect our operating results”), our business strategy to expand into the solar energy market by acquiring Evatech exposes us to the following risks:

•	we might not be able to obtain the necessary approvals and licenses to produce and market our solar products in China and other target markets;

•	our evaluation of Evatech’s business, products and prospects as well as its liabilities may prove inaccurate and

•	we have made applications for, but have not received, the expected government rebates representing 45% of the acquisition price of Evatech.

If we cannot manage our acquisition effectively, we might be unable to take advantage of market opportunities or execute our business strategies with respect to our solar energy business, any of which could have a material adverse effect on our financial condition, results of operations, business and prospects.

We need support and permission from our licensing partners to use technology in connection with our wind turbine business in markets outside of China, which may be difficult to obtain and could materially harm our ability to grow our business.

In connection with our wind turbine business, we currently license technologies which we are permitted to use in designated territories. We will need technical support and permission from our licensing partners to use such technology in territories not currently granted to us in our existing license agreements. We may be unsuccessful in entering into agreements with our licensing partners in order to provide this technical support and permission or in negotiating favorable terms in these agreements. Further, if any negotiations take considerably longer to conclude than the parties initially anticipate, this could cause us to enter into agreement terms that are less favorable to us, and this could materially harm our ability to grow our business.

We use forward foreign purchase instruments that are subject to conditions outside of our control.

We began to use forward foreign purchase instruments to avoid foreign currency risk in 2009. We believe forward foreign currency purchase instruments minimize exposures beyond spot contracts, as they allow a purchaser to secure the then exchange rate for settlement at a future date. We believe this forward purchase instrument may protect our profit margins by setting anticipated foreign payables or receivables at present market levels to protect against currency fluctuations.  For more information, see Item 11 – “Quantitative and Qualitative Disclosures About Market Risk – Foreign currency risk,” to this Annual Report on Form 20-F.  However, as with all hedging, derivative and related financial instruments, there are risks arising from foreign exchange market fluctuations and changes in general economic condition that are outside of our control.  Market factors may increase or decrease foreign exchange rates, resulting in unfavorable exchange rates or prices and heightened exposure to market risks.  We cannot assure you that our purchase instruments will minimize our foreign currency risks, or at all.  If we experience losses on our purchase instruments, our financial condition and results of operations could be materially and adversely affected.

We are dependent upon third parties to complete many of our contracts.

Much of the work performed under for our distributed power generation business is performed by third-party subcontractors we hire. We also rely on third-party equipment manufacturers or suppliers to provide much of the equipment, materials and components used for our distributed power generation projects and wind power business. In limited instances, we may be responsible for any failure by a third-party subcontractor to comply with applicable laws, rules and regulations. If we are unable to hire qualified subcontractors or find qualified equipment manufacturers or suppliers, our ability to successfully complete a project could be impaired.  If a supplier, manufacturer or subcontractor fails to provide supplies, equipment or services as required under a negotiated contract for any reason, we may be required to source these supplies, equipment or services on a delayed basis or at a higher price than anticipated, which could adversely affect contract profitability.

Our use of the “percentage-of-completion” method of accounting for our distributed power generation business and multi-deliverable revenue arrangement for our wind turbine business could result in reduction, reversal or an inability to recoznize revenues and profits

A substantial portion of our revenues and profits are measured and recognized using the “percentage-of-completion” method of accounting, as discussed in Note 2, “Summary Of Significant Accounting Policies” to our financial statements. Our use of this method results in recognition of revenues and profits ratably over the life of a contract, based generally on the proportion of costs incurred to date to total costs expected to be incurred for the entire project. The effect of revisions to revenues and estimated costs is recorded when the amounts are known or can be reasonably estimated. Such revisions could occur in any period and their effects could be material. Although we have historically made reasonably reliable estimates of the progress towards completion of long-term construction contracts in process, the uncertainties inherent in the estimating process make it possible for actual costs to vary materially from estimates, including reductions or reversals of previously recorded revenues and profits. Such revisions may result from uncertainties risks that include, but are not limited, to (i) engineering design changes; (ii) technical or quality control issues requiring us to use resources to rectify; (iii) changes in costs of components, materials and labor; (iv) difficulties in obtaining government approval; (v) changes in local laws and regulations; (vi) weather delays; and (vii) suppliers or subcontractors failure to perform.

We did not have any material cost overruns or resulting losses in 2009. Should we incur cost overruns in performing our distributed power contracts, we will generally negotiate with our customers to modify our construction contracts to account for such overruns and to prevent such incidents during the remainder of that contract. However, if we are unable to accurately estimate and control our construction contract costs and timelines then we could experience overruns, and if we are unable to successfully negotiate modifications to our construction contracts, we would incur losses on our contracts, resulting in decreases in our operating margins and a significant reduction or elimination of our profits.

If we do not control our contract costs, we may be unable to maintain positive operating margins or experience operating losses. Substantially all of our sales have involved fixed-price contracts. Under fixed-price contracts, we receive a fixed price, and therefore, we realize a profit only if we control our costs and prevent cost overruns on the contracts. If our fixed-price contracts are modified, the fixed price is renegotiated and adjusted upwards accordingly. Under our fixed-price contracts, if we are unable to estimate and control costs and/or project timelines, we may incur losses on our contracts, which may result in decreases in our operating margins and in a significant reduction or elimination of our profits.

We recognize wind turbine manufacturing revenue under the guidance found in ASU 2009-13 Multiple-Deliverable Revenue Arrangement. The manufacture of wind turbines comprises three stages: (a) manufacture; (b) installation; and (c) quality assurance and warranty. These three stages constitute separate units of accounting. We recognize manufacture and installation stage revenue when we complete manufacture or installation of our turbines and receive notice of customer acceptance. We defer recognition of 10% of wind turbine manufacture revenue, which is recognized on a straight-line basis over a quality assurance and warranty period of 18 months following execution of contracts associated with the sale of our wind turbines. Any delays in our ability to complete various stages of production or delays in notice of acceptance by our customers could prevent us from recognizing revenues and profits in our wind turbine business.

Failure by us to successfully defend against potential claims made against us by project owners, suppliers or project subcontractors, or failure by us to recover adequately on potential claims made against project owners, suppliers or subcontractors, could materially adversely affect our business, financial condition, results of operations and cash flows.

Our distributed power generation projects generally involve complex design and engineering, significant procurement of equipment and supplies and construction management. We may encounter difficulties in the design or engineering, equipment and supply delivery, schedule changes and other factors, some of which are beyond our control, that affect our ability to complete the project in accordance with the original delivery schedule or to meet the contractual performance obligations. In addition, we rely on third-party partners, equipment manufacturers and subcontractors to assist us with the completion of our contracts. As such, potential claims involving project owners, suppliers and subcontractors may be brought against us and by us in connection with our project contracts. Potential claims brought against us may include back charges for alleged defective or incomplete work, breaches of warranty and/or late completion of the project work and claims for cancelled projects. The claims and back charges may involve actual damages, as well as contractually agreed upon liquidated sums. These potential claims, if not resolved through negotiation, are often subject to lengthy and expensive litigation or arbitration proceedings. The possible charges associated with these potential claims could materially adversely affect our business, financial condition, results of operations and cash flows.

We are subject to, and incur costs to comply with, environmental laws.

Because we produce air emissions, discharge wastewater, and handle hazardous substances and solid waste at our distributed power generation project sites and wind turbine production facility, we are subject to, and incur costs and liabilities to comply with, environmental laws and regulations. We may incur significant additional costs as those laws and regulations change in the future or if there is an accidental release of pollution or hazardous substances into the environment. Failure to comply with these laws and regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial requirements, and the issuance of orders enjoining future operations, all of which may affect our business operations.

We have limited business insurance coverage in China.

Our business segments are insured up to the requisite minimum amount as required by the relevant PRC laws and regulations.  We maintain primary and excess liability insurance, as well as customary workers’ compensation and other insurance as required by relevant PRC laws and regulations. We do not have insurance coverage with regard to property, plant or equipment, nor do we have business interruption or casualty insurance in China. We have determined that the difficulties associated with acquiring such insurance on commercially applicable terms and the nature of the industry makes it impractical for us to obtain such coverage at this time. Any significant business disruption, litigation or natural disaster could result in our incurring substantial uninsured costs and the diversion of our resources, which could materially and adversely affect our business operations and financial condition.

Risks related to doing business in China

Changes in the PRC’s economic, fiscal, monetary, or political policies or factors could materially affect, directly or indirectly, the Company’s operations and shareholders.

We conduct substantially all of our operations in China and derive substantially all of our revenue from our operations in China. Accordingly, our business, financial condition, results of operations and prospects are affected to a significant degree by economic, political and social conditions in China. The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. The PRC economy has grown significantly in recent years; however, we cannot assure you that such growth will continue. In response to the global economic slowdown and market volatility, however, the PRC government in 2008 and early 2009 lowered interest rates and announced large fiscal stimulus packages to boost the domestic economy, which include RMB4.0 trillion investments in, among other things, airports, highways, railways, power grids and other infrastructure developments, the effects of which cannot yet be fully determined. The PRC government previously implemented a series of measures to slow the pace of growth of the PRC economy by raising interest rates and the deposit reserve rate and issuing administrative guidelines to control lending to certain industries. There is evidence that the PRC government may again be taking measures to slow the pace of growth following the success of the fiscal stimulus packages, including the reduction in bank lending quotas, an increase in the proportion of banks’ assets required to be held in the form of reserves, a reduction in maximum loan-to-valuation ratios for property investment lending and a marginal increase in short-term interest rate. The aggregate effect of these measures may adversely impact the ability of industrial companies and governmental entities to secure bank or other financing for these capital expenditure projects, which could in turn impact our ability to secure new business.

In addition, the PRC government, which regulates the power industry in China, has adopted laws related to renewable energy, and has adopted policies for the accelerated development of renewable energy as part of a Development Plan promulgated on August 31, 2007, as discussed in Item 4C — “Information on the Company— Business Overview— Regulation”. Meanwhile, the PRC government has introduced certain policies which may more directly impact our business. For instance, the PRC government has sought to discourage the use of corn as a raw material for industrial use by requiring local governments to limit their approvals of new ethanol projects that process corn. As a result, we have avoided taking on ethanol based distributed power generation system projects.  If the government discourages other materials, such as pulp, that are used as inputs in the distributed power generation systems we build, there could be a material adverse effect on our business operations. In September 2009, in response to perceived potential excess capacity in the wind power equipment manufacture sector, the State Council introduced a policy to reduce excess capacity in this sector. Pursuant to this policy, government departments at various levels are required to curb expansion and redundant construction of wind power equipment manufacture projects and financial institutions are required to adjust and manage their credit plans to reflect the PRC’s macroeconomic policies. In addition, pursuant to the Catalogue for the Guidance of Foreign Investment Industries, effective from December 1, 2007, foreign investment in enterprises in the PRC engaging in the manufacture of complete sets or key parts of wind power generation equipment of 1.5 MW or larger is restricted. We believe our existing PRC subsidiaries engaging in wind power generation are not subject to such restrictions on foreign investment. However, we cannot assure you that these restrictions will not be applied to our existing or new subsidiaries in the future.

Any adverse change in the economic, political and social conditions or government policies in China, whether they be general or directly related to our business segments, could have a material adverse effect on overall economic growth, which in turn could lead to a reduction in demand for our products and consequently have a material adverse effect on our business operations and shareholders.

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

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. In addition, any litigation in China, regardless of outcome, may be protracted and result in substantial costs and diversion of resources and management attention.

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

Our operations are conducted through subsidiary operating companies organized under the laws of the PRC. We acquired these Chinese operating companies in 2008. As privately held companies in the PRC, they have not historically focused on establishing Western-style management and financial reporting concepts and practices, as well as modern banking, computer and other internal control systems. We may have difficulty in hiring and retaining a sufficient number of qualified internal control employees to work in the PRC. As a result of these factors, we may experience difficulty in establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet Western standards. See “— Risks Related to Our Business— Investor confidence and the market price of our common shares may be adversely impacted if we fail to establish and maintain effective internal control over financial reporting.”

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

A recent positive economic change has been the PRC’s entry into the World Trade Organization, or the WTO, the global international organization dealing with the rules of trade between nations. Many observers believe that the PRC’s entry will ultimately result in a reduction of tariffs for industrial products, a reduction in trade restrictions and an increase in international trade with China. However, the PRC has not yet fully complied with all of obligations that it must meet prior to being admitted as a full member of the WTO, including fully opening its markets to goods from other countries, currency exchange requirements and other measures designed to ease the current trade imbalance that China has with many of its trading partners. If the scheduled actions to rectify these problems are not completed, trade relations between China and some of its trading partners could be strained. While the majority of our business currently is conducted solely within China, this may have a negative impact on China’s economy generally, which would adversely affect our business. It could also reduce or eliminate any benefits that we hope to achieve by expanding our business internationally.

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

Any reduction in the prices paid for electricity generated by wind power projects or further regulatory changes in relation to wind projects in China may lead to a decrease in our revenues.

Prior to August 2009, prices for electricity generated by wind power generators were generally either established by tender under the PRC central government’s national concession program (for both private and state-owned developers) or negotiated on a case-by-case basis for individual wind projects that were not part of the concession program. In addition, provincial governments at times established various local pricing mechanisms for wind projects. NDRC regulations previously required that 70% of the value of turbines installed on PRC wind farms be manufactured in China. However, in July 2009, the NDRC issued a new policy designed to increase the profitability of PRC wind farms by providing for fixed benchmark feed-in tariffs for new onshore wind farms established after August 1, 2009. The benchmark feed-in tariffs, which are determined based on local project construction conditions and the availability of wind resources in the area in which the wind farm is established, range from a low of RMB0.51/kWh for high wind resource areas to RMB0.61/kWh for low wind resource areas. In addition, the local content requirement was removed in November 2009. Any reduction in the prices paid for electricity generated by wind power projects or further regulatory changes in relation to wind projects in China may reduce demand for our wind turbines or lead to increased competition from foreign competitors.

Recently adopted merger and acquisition regulations relating to acquisitions of assets and equity interests of Chinese companies by foreign persons may subject our prior acquisitions to governmental review or make it difficult for us to complete future business combinations or acquisitions.

On September 8, 2006, new regulations relating to acquisitions of assets and equity interests of Chinese companies by foreign persons, or the M&A regulations, which were adopted by MOFCOM and several other governmental agencies, took effect. We completed our acquisition of our Chinese subsidiaries in January 2008.  While we do not believe that the acquisition was subject to the M&A regulations, the regulations contain a number of ambiguities and uncertainties that will be resolved only with the passage of time and application of the regulations.  It is possible that the future interpretations of the M&A regulations will differ from current interpretations and that under such future interpretations some aspects of our acquisition transaction may be found to be subject to the regulations.  It is not possible to know the effect of such a determination, but it could conceivably include invalidating the transaction in its entirety. Were that to occur, it is possible that we would lose our ownership interests in GaoKe, perhaps without any compensation to be paid, which would substantially reduce the value of our common shares.

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

We derive a significant portion of our revenues from projects in cooperation with local governments, which are dependent on government funding. In addition, the local government approval process is often slow, unpredictable and subject to many factors outside of our control. For example, we have applied for but not yet received government rebates representing 45% of the Evatech acquisition price. Curtailments, delays, changes in leadership, shifts in priorities, or general reductions in funding could delay or reduce our revenues. Funding difficulties experienced by local governments could also cause those institutions to be more resistant to change and could slow investments in energy projects which could harm our business.

In addition, demand for some of our products is influenced by government incentives aimed to promote greater use of these products, technologies and potential energy sources. In many instances, such as in the distributed power market, applications for alternative energy products and technologies may not be commercially viable (or would be significantly less attractive) without these government incentives.

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

Under previous PRC policy, issued in April 2008, enterprises that manufactured 1.2 MW or larger wind turbines were eligible to apply for government refunds on import tariffs and import value-added tax for designated parts and components and materials for these turbines. The April 2008 policy was repealed as of July 2009. Under current PRC policy, issued in August 2009; enterprises that manufacture 1.2 MW wind turbines or 2.0 MW or larger wind turbines or designated supporting parts for complete units of 1.2 MW or larger wind turbines (including blades, gearboxes, generators, control systems and converters) and sell designated quantities of these turbines or parts during the year are eligible to apply for an exemption from import tariffs and import value-added tax for parts, components and materials designated under the policy. Enterprises that import 2.5 MW or larger wind turbines remain eligible under the existing regulations to apply for an exemption on import tariffs and import value-added tax with respect to these turbines. We intend to apply for this exemption with respect to parts and components for our 2.0 MW and larger wind turbines.

We are a holding company that depends on dividend payments from our subsidiaries for funding.

We are a holding company established in the British Virgin Islands and operate all of our business and operations through our subsidiaries in China. Therefore, our ability to pay dividends to our shareholders and to service our indebtedness depends upon dividends that we receive from our subsidiaries in China. If our subsidiaries incur indebtedness or losses, such indebtedness or loss may impair their ability to pay dividends or other distributions to us. As a result, our ability to pay dividends and to service our indebtedness would be restricted. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Each of our PRC subsidiaries, including wholly foreign-owned enterprises and domestic companies, is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory reserve fund until the accumulative amount of such reserves reaches 50% of its registered capital. As of December 31, 2009, the accumulated reserves with respect to GaoKe, GaoKe Design, LICEG, Jinxiang and Ruixiang amounted to RMB30 million, RMB0.9 million, nil, nil and nil respectively, and the retained earnings (deficit) amounted to RMB674.0 million, RMB11.0 million, RMB2.8 million, a deficit of RMB4.9 million and RMB51.0 million respectively. Our statutory reserves are not distributable as cash dividends. In addition, restrictive covenants in bank credit facilities, joint venture agreements or other agreements that we or our subsidiaries enter into in the future might also restrict the ability of our subsidiaries to make contributions to us and our ability to receive distributions. We believe that the present and anticipated retained earnings of our subsidiaries will be sufficient to enable them to pay dividends to us in amounts that we require. However, in the future, these restrictions on the availability and usage of our major source of funding could impact our ability to fund our operations and to service our indebtedness.

The dividends we receive from our wholly-owned operating subsidiaries and our global income may be subject to PRC tax under the new PRC tax law, which could have an adverse effect on our results of operations.

Under the Enterprise Income Tax Law enacted by the National People’s Congress of China, or the new PRC tax law, and the Implementation Regulations of the Enterprise Income Tax Law, both of which became effective on January 1, 2008, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and is subject to the enterprise income tax at the rate of 25% on its global income, and “de facto management bodies” is defined as the bodies that have material and overall management and control over the business, personnel, accounts and properties of the enterprise. If the PRC tax authorities subsequently determine that we and our subsidiaries established outside of China should be classified as a resident enterprise, then our global income including the dividends we receive from our subsidiaries incorporated in China will be subject to the enterprise income tax at the rate of 25%, which would have a material adverse effect on our business, financial condition and results of operations. The new PRC tax law and its implementation regulations further provide that dividends distributed between qualified resident enterprises, which means the investment income derived by a resident enterprise from direct investment in other resident enterprises (other than investment income from stock issued publicly by resident enterprises and traded on stock exchanges where the holding period is less than 12 months) are exempt from the enterprise income tax. As the term “resident enterprises” needs further clarification and interpretation, we cannot assure you that if we and our subsidiaries established outside of China are deemed as resident enterprises, the dividends distributed by our subsidiaries incorporated in China as foreign-invested enterprises to their direct shareholders would be regarded as dividends distributed between qualified resident enterprises, and be exempt from the enterprise income tax.

In addition, even if we and our subsidiaries established outside of China are not deemed to be resident enterprises, they still may be regarded as a “non-resident enterprise,” and under the new PRC tax law and its implementation regulations, dividends payable by a foreign-invested enterprise in China to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The direct shareholders of our subsidiaries incorporated in China as foreign-invested enterprises are located in Hong Kong. According to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between China and Hong Kong in August 2006, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5%, if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise.

The imposition of withholding tax on dividends payable by our PRC subsidiaries to us, or the imposition of PRC tax on our global income as a “resident enterprise” registered outside the PRC under the new PRC tax law could have an adverse effect on our financial condition and results of operations.

The termination and expiration or unavailability of preferential tax treatments once available to us may have a material adverse effect on our operating results and financial condition.

GaoKe Energy registered as a foreign invested enterprise, or FIE, in August 2006, entitling it to a 100% exemption from PRC income tax for two years starting with the year ended December 31, 2007, and a 50% exemption from PRC income tax for three years starting with the year ended December 31, 2009. While the PRC Enterprise Income Tax Law, or the new EIT Law, eliminated the preferential tax treatment available to FIEs, the preferential tax treatment has been grandfathered for FIEs registered prior to March 16, 2007, including GaoKe Energy. As such, GaoKe Energy was not subject to income taxes in 2007 or 2008. Under the new EIT law, GaoKe Energy should be subject to income tax at a rate of 12.5% for 2009, 2010, and 2011 before being subject to an income tax rate of 25% in 2012. However, GaoKe Energy was granted a full exemption from PRC income tax for 2009 by the relevant local state tax bureau. As a result, no provision for income taxes was made for GaoKe Energy in 2009. Although we believe this tax exemption by the local state tax bureau is permissible, such an exemption may be subject to discretionary interpretation and enforcement by central government PRC tax authorities. If central government PRC tax authorities deem the exemption from PRC income tax to be not permissible, we may be required to pay back taxes owed which could have a material adverse effect on our financial condition and results of operation.

Foreign exchange regulations in the PRC may affect our ability to pay dividends in foreign currency or conduct other foreign exchange business.

We currently receive substantially all of our revenues in RMB. RMB is not presently a freely convertible currency, and the restrictions on currency exchanges may limit our ability to use revenues generated in RMB to fund our business activities outside the PRC or to make dividends or other payments in U.S. dollars. The PRC government, through the State Administration for Foreign Exchange, or SAFE, regulates conversion of RMB into foreign currencies. Currently, foreign invested enterprises, such as our operating subsidiaries, are required to apply for “Foreign Exchange Registration Certificates” and to renew those certificates annually. However, even with that certification, conversion of currency in the “capital account” (e.g. capital items such as direct investments or loans) still requires the approval of SAFE. There is no assurance that SAFE approval will be obtained, and if it is not, it could impede our business activities and restrict our ability to pay dividends should we determine to do so in the future.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.

SAFE issued a public notice in October 2005 along with related procedural guidance in January 2007 requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equity of PRC companies, referred to in the notice as an “offshore special purpose company.” Under this public notice, PRC residents who are shareholders and/or beneficial owners of such offshore special purpose companies were required to register with the local SAFE branch before March 31, 2006. We have requested our shareholders and/or beneficial owners who are subject to the registration requirements under the SAFE notice to register with the local SAFE branch. Failure of these shareholders and/or beneficial owners to register with the local SAFE branch as required by the SAFE notice or failure of future shareholders of our Company who are PRC residents to comply with the registration procedures set forth in the SAFE notice may subject such shareholders and/or beneficial owners to fines and other government actions and may also limit our ability to fund our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends, if any, to our Company or otherwise adversely affect our business.

The PRC Labor Contract Law and its implementing rules may materially and adversely affect our business and results of operations.

On June 29, 2007, the Standing Committee of the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008. On September 18, 2008, the State Council adopted the implementing rules for the Labor Contract Law, which became effective upon adoption. This new labor law and its implementing rules have reinforced the protection for employees, who, under the existing PRC Labor Law, already have certain rights, such as the right to have written labor contracts, the right to enter into labor contracts with no fixed terms under specific circumstances, the right to receive overtime wages when working overtime, and the right to terminate or alter terms in the labor contracts. In addition, the Labor Contract Law and its implementing rules have made some amendments to the existing PRC Labor Law and added some clauses that could increase cost of labor to employers. For example, under the Labor Contract Law, employers are required to base their decisions to dismiss employees on seniority, as opposed to merit, under certain circumstances. As the Labor Contract Law and its implementing rules are relatively new, there remains significant uncertainty as to their interpretation and application by the PRC government authorities. In the event that we decide to significantly reduce our workforce, the Labor Contract Law and its implementing rules could adversely affect our ability to effect these changes cost-effectively or in the manner we desire, which could lead to a material negative impact on our business and results of operations.

We face risks related to health epidemics, other catastrophes or acts of terrorism, which could disrupt our operations.

Our business could be materially and adversely affected by an outbreak of the avian flu, swine flu, severe acute respiratory syndrome, another health epidemic, or catastrophe or an act of terrorism. In recent years, there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. In April 2009, influenza A, or H1N1, a new strain of flu virus commonly referred to as “swine flu,” was first discovered in North America and quickly spread to other parts of the world, including China. Any prolonged recurrence of avian flu, severe acute respiratory syndrome, swine flu or other adverse public health developments in China or elsewhere in Asia may have a material and adverse effect on our business operations. For instance, an outbreak of avian flu, a recurrence of SARS, or any other epidemic may lead to health or other government regulations requiring temporary closure of our business or the businesses of our subcontractors, suppliers or customers. In addition, terrorist attacks, a significant earthquake or other geological disturbance in any of China’s more populated cities and financial centers could severely disrupt the Chinese economy or cause temporary restrictions on our business or the businesses of our subcontractors, suppliers or customers, which would severely disrupt our business operations and materially and adversely affect our results of operations.

Risks relating to Our Shares

Our share price is volatile and you might not be able to resell your securities at or above the price you have paid.

The price at which our common shares had traded has been highly volatile, with a high and low sales price of US$21.04 and US$3.00, respectively, from January 1, 2009 through March 30, 2010. You might not be able to sell the shares of our common shares at or above the price you have paid. The stock market has experienced extreme volatility that often has been unrelated to the performance of its listed companies. Moreover, only a limited number of our shares are traded each day, which could increase the volatility of the price of our shares. These market fluctuations might cause our share price to fall regardless of our performance. The market price of our common shares might fluctuate significantly in response to many factors, some of which are beyond our control, including the following:

•	actual or anticipated fluctuations in our operating results;

•	changes in securities analysts’ expectations;

•	announcements by our competitors or us of significant new products, contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	regulatory developments in China and our other target markets affecting us, our customers or our competitors;

•	conditions and trends in our industry;

•	general market, economic, industry and political conditions;

•	changes in market values of comparable companies, particularly those that focus on the China market;

•	additions or departures of key personnel;

•	stock market price and volume fluctuations attributable to inconsistent trading volume levels;

•	future sales of equity or debt securities, including sales which dilute existing investors; and

•	fluctuations in the exchange rate between the U.S. dollar and RMB.

Shares eligible for future sale may adversely affect the market price of our common shares, as the future sale of a substantial amount of outstanding shares in the public marketplace could reduce the price of our common shares.

On January 21, 2010, we entered into a securities purchase agreement with certain institutional investors pursuant to which we sold such investors 5,777,932 of our common shares, together with two series of warrants to purchase an additional 2,888,968 shares. 4,751,130 of these shares are freely tradable, and we have undertaken to register the remainder of these shares and the shares issuable on exercise of the warrants on a registration statement, which we have agreed is to become effective no later than 120 days after the issuance date of these securities. The registration of these securities for resale will be in addition to the registration of 1,504,183 shares issuable upon exercise of warrants that we issued in June 2009. The market price of our common shares could decline as a result of sales of a large number of shares of our common shares in the market or the perception that these sales could occur created by significant market overhang. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

We have a substantial, but not majority, shareholder, whose interests may not be aligned with the interest of our other shareholders.

Our Chairman and Chief Executive Officer, Mr. Jinxiang Lu, beneficially owns approximately 24.8% of our outstanding common shares. Accordingly, Mr. Lu may exercise significant influence over all matters requiring shareholder approval, including the election of a majority of the directors and the determination of significant corporate actions.  In addition, under the terms of the purchase agreement dated April 14, 2007 pursuant to which we acquired our Chinese operating companies, we are obligated to issue an aggregate of up to 9,000,0000 additional shares to Mr. Lu if we reach certain levels of after-tax profit for each year from 2007 through 2012.  Mr. Lu’s right to receive these shares if we achieve these levels of after-tax profit does not require his continued employment by our Company. We satisfied the after-tax profit minimum for 2007, 2008 and 2009 and issued 1,000,000 shares in July 2008 and July 2009, respectively, which are included in the percentage ownership figure above.  Pursuant to an agreement between Mr. Lu and Mr. Lin, our Chief Operating Officer and Director, Mr. Lu will transfer 5% of any of these additional incentive shares issued to him to Mr. Lin.  Mr. Lin beneficially owns approximately 4.0% of our outstanding common shares.  If all of the remaining 6,000,000 additional shares are issued to Mr. Lu, his percentage ownership, along with Mr. Lin’s percentage ownership of our shares would increase significantly.  The concentration of ownership by Mr. Lu and Mr. Lin may preclude actions being taken even if supported by our other shareholders.  In addition, it may discourage, delay or prevent a change in control of our Company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of any sale of our company.

With respect to related party transactions, Mr. Lu, along with his spouse, hold an aggregate 49.0% interest in GaoKe Design, an operating company which receives subcontracting work related to our distributed power generation projects.  GaoKe Energy holds the remaining 51.0% interest. For more information on this related party transaction, please see Item 4.A – History and Development of the Company and Item 7.B – “Major Shareholders and Related Party Transactions – Related Party Transactions,” of this Annual Report on Form 20-F.

As a foreign private issuer, we are exempt from certain SEC rules mandating that certain information be made available to shareholders of United States public companies.

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

You may experience dilution due to future sales of common shares or convertible debt or the issuances of common shares upon conversion of outstanding warrants.

We have reserved 2,000,000 shares of our common shares for issuance pursuant to awards granted under the 2007 Equity Plan.  As of December 31, 2009, there were options outstanding to acquire 1,592,939 shares under our Company’s employee share option plan, with 407,061 shares available to be granted and 581,539 of these options were exercisable.

We anticipate requiring additional cash resources to finance our continued growth or other future developments. To satisfy our financing needs in the future, we may seek to sell additional equity or debt securities. The sale of additional equity securities, including additional warrants, or convertible debt securities, could result in dilution to our shareholders. In addition, the exercise of our outstanding warrants issued in June 2009 and January 2010 to certain institutional investors could result in dilution to our existing common shareholders. The warrants issued in June 2009 contain full-ratchet anti-dilution rights for a period of two years from their date of issuance. After the expiration of this two years period, the June 2009 warrants are subject to standard weighted-average anti-dilution protection. The warrants issued in January 2010 are subject to full ratchet anti-dilution rights until we have received an aggregate of $65 million in proceeds from the sale of securities (net of any proceeds that are repaid or returned by us). Once we have received an aggregate of $65 million from the sale of securities, the January 2010 warrants are subject to adjustment on the basis of weighted average anti-dilution. No adjustments for any such dilutive issuance will be made to the January 2010 warrants following the third anniversary of the issuance date of those warrants, regardless of the amount of proceeds received by us from the sale of securities.

As a result of these anti-dilution rights, if we issue or grant in the future any rights to purchase any of our common shares, or other security convertible into our common shares, for an effective per share price less than the exercise price then in effect with respect to the June 2009 warrants, the exercise of all unexercised June 2009 warrants will be reduced to equal such lower price for the two year period following there issuance and, thereafter, weighted average anti-dilution rights will apply. The exercise price of the January 2010 warrants will be reduced if we issue shares or rights to acquire shares at less than the applicable exercise price during the three year period from the date the January 2010 warrants were issued, such reduction will be either to equal to such lower issuance price or to an amount based on an weighted average price formula, pursuant to the conditions discussed above.

The foregoing adjustments to the exercise price of the warrants will not apply to certain exempt issuances, including issuances pursuant to employee share option plans.

Restrictive covenants in our outstanding warrants and under the related Securities Purchase Agreements may limit our ability to engage in certain transactions.

Our outstanding warrants issued in June 2009 would require us to make an downward adjustment to the exercise price of the warrants in the event of any distribution of our cash or property, including any cash dividend. Further, the Securities Purchase Agreement pursuant to the which the warrants were issued contains a number of covenants, including a covenant that requires us to allow the purchasers of the warrants to participate in future offers of equity or equity equivalents until June 2011 (two years from the date the warrants were issued) subject to an exception for certain bona fide underwritten public offerings and offers and sales of certain “Excluded Securities” (e.g., certain shares issued for compensatory purposes).

Our outstanding warrants issued in January 2010 also require us to make certain downward adjustments to the exercise price of the warrants in the event of any distribution of our cash or our property, including any cash dividend. Further, the Securities Purchase Agreement pursuant to which the January 2010 warrants were issued prohibits us from issuing any additional equity interests until we have registered for resale all of the securities that we issued to institutional investors in our January 2010 placement of securities.

Our officers and directors have limited experience in public company reporting and financial accounting, which could impair our ability to satisfy public company filing requirements and increase our securities compliance costs.

Our officers and directors have limited experience as officers and directors of a publicly traded company, or in complying with the regulatory requirements applicable to a public company. As a result, we could have difficulty satisfying the regulatory requirements applicable to public companies, which could adversely affect the market for our common shares. At present, we primarily rely upon outside experts to advise us on matters relating to financial accounting and public company reporting. While we believe that it will be possible to satisfy our public company reporting requirements through the use of third party experts, our general and administrative costs will remain higher to the extent our officers alone are not able to satisfy our public company reporting requirements.

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

As a result of our business combination transactions and listing on NASDAQ in 2008, we have incurred and expect to continue to incur a significantly higher level of legal, accounting and other expenses than we did before we became a public company. As a public company, we are subject to reporting obligations under the U.S. securities laws. In addition, SOX, as well as rules subsequently implemented by the SEC and NASDAQ, have required changes in corporate governance practices of public companies listed on U.S. national stock exchanges, including foreign private issuers such as us. The U.S. securities laws and related rules and regulations have increased our legal and financial compliance costs and made certain activities more time-consuming and costly. We will continue to incur considerable costs and use significant management time and other resources in an effort to comply with our obligations as a public company including complying with the internal control over financial reporting obligations of Section 404 of SOX. Our reporting obligations as a public company will continue to place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

We do not anticipate paying cash dividends, so the liquidity of your investment depends on your ability to sell your shares at an acceptable price.

We do not anticipate paying cash dividends in the foreseeable future. Instead, we expect to apply earnings toward the further expansion and development of our business. Thus, the liquidity of your investment is dependent upon your ability to sell shares at an acceptable price, rather than receiving an income stream from it. Fluctuations in the market price of our shares may limit your ability to realize any value from your investment, including recovering the initial purchase price.

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

Our corporate affairs are governed by our memorandum and articles of association, the Business Companies Act of the British Virgin Islands and the common law of the British Virgin Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibility of our directors under British Virgin Islands law are governed by the common law of the British Virgin Islands and the Business Companies Act. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from English common law, which has persuasive, but not binding, authority on courts in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the British Virgin Islands has a less prescriptive body of securities laws as compared to the United States, and provides significantly less protection to investors. BVI law also provides greater restrictions on the abilities of shareholders to initiate derivative actions than are provided under the laws of many U.S. jurisdictions.

You may not be able initiate shareholder derivative actions in U.S. courts and, in addition, British Virgin Islands courts are less likely to enforce against us judgments of courts in the U.S., thereby potentially depriving our shareholders of the ability to protect their interests.

Shareholders of British Virgin Islands companies may not be able to initiate shareholder derivative actions in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a British Virgin Islands company, such as ours, being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law; or to impose liabilities against us, in original actions brought in the British Virgin Islands, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. This means that even if shareholders were to sue us successfully, they might not be able to recover anything to make up for the losses suffered as the basis for a claim at common law in the British Virgin Islands unless certain conditions were satisfied.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our common shares.

Based on the composition of our assets and income and our current expectations, we believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes with respect to our 2009 taxable year and we do not intend or anticipate becoming a PFIC for 2010 or any future taxable year. However, the determination of our PFIC status is dependent upon the composition of our income and assets and, in addition, we must make a separate determination at the close of each taxable year as to whether we are a PFIC. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2010, or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. The market value of our assets will be determined based on the market price of our common shares, which is likely to fluctuate. If we were treated as a PFIC for any taxable year during which a U.S. person held our shares, certain adverse U.S. federal income tax consequences could apply to such U.S. person. See Section 10E. Additional Information, Taxation —United States —Passive Foreign Investment Company.”

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We were established under the corporate name A-Power Energy Generation Systems, Ltd. We were incorporated in the British Virgin Islands on May 14, 2007, under the BVI Business Companies Act, 2004 and CT Corporation System, 111 Eighth Avenue, New York, NY 11011 (212) 894-8539 is our agent in connection with our filings under the Securities Act of 1933, as amended. Our principal executive offices are located in the People’s Republic of China at No. 44 Jingxing North Street Tiexi District, Shenyang, Liaoning, China 110021 and our telephone number is (86) 10-24-85617888.

In January 2008, A-Power acquired all of the issued and outstanding common stock of Head Dragon Holdings, a Hong Kong company that owns a controlling interest in three operating subsidiaries in the PRC, collectively known as GaoKe.  In addition, A-Power holds 100% of Head Dragon Holdings, which holds our distributed power generation systems business through GaoKe.  A-Power also holds 100% of Easy Flow, which owns a controlling interest in two operating subsidiaries in the PRC through which we conduct our wind energy business.

At the time of the Head Dragon acquisition, A-Power was a wholly-owned subsidiary of Chardan, a blank check company with no operations that had been formed as a vehicle for an acquisition of an operating business in China. Immediately following the purchase of GaoKe, Chardan merged with and into A-Power for the purpose of changing its domicile. As a result of the merger, each outstanding share of Chardan common stock automatically converted into one common share of A-Power, outstanding Chardan warrant automatically converted into one A-Power warrant and each outstanding Chardan unit automatically converted into one A-Power unit.

On January 22, 2008, A-Power’s common shares began trading on the NASDAQ Capital Market, and on June 2, 2008, A-Power’s common shares began trading on the NASDAQ Global Select Market.

History Prior to the Business Combination

Chardan was a blank check corporation organized under the laws of the State of Delaware on March 10, 2005, under the name “Chardan China Acquisition Corp. II.” Chardan was formed to effect a business combination with an unidentified operating business that had its primary operating facilities located in the PRC in any city or province south of the Yangtze River. In August 2005, Chardan successfully consummated an initial public offering of its equity securities from which it derived net proceeds of approximately $30.9 million. Approximately $29.8 million of the net proceeds of the initial public offering was placed in a trust account and was released to A-Power upon consummation of the acquisition of Head Dragon Holdings. The balance of the net proceeds from the initial public offering of approximately $1.1 million was used by Chardan to pay the expenses incurred in its pursuit of a business combination. Other than its initial public offering and the pursuit of a business combination, Chardan did not engage in any business.

The Chardan Business Combination

On April 14, 2007, Chardan entered into a stock purchase agreement with A-Power and Mr. Jinxiang Lu, who was the largest holder of the issued and outstanding common shares of Head Dragon Holdings, a Hong Kong holding company formed in June 2006, to hold equity interests in GaoKe Energy and its 51% held subsidiary GaoKe Design (one of the leading Chinese companies that designs, constructs, and installs distributed power generation and micro power grids) held directly by certain stockholders of GaoKe Energy.

Pursuant to terms of the stock purchase agreement, on January 18, 2008, A-Power acquired all of the issued and outstanding common shares of Head Dragon Holdings and, as a result, gained control of GaoKe Energy. Immediately after that stock purchase, Chardan merged with and into A-Power for the purpose of redomestication out of the United States into the British Virgin Islands for tax considerations and greater corporate flexibility. Pursuant to the redomestication merger, each outstanding share of Chardan common stock automatically converted into one common share of A-Power, each outstanding Chardan warrant automatically converted into one A-Power warrant and each outstanding Chardan unit (each unit consisting of one share of common stock and two warrants to purchase three shares of common stock) automatically converted into one A-Power unit. Before the merger, the prices of Chardan’s common stock, warrants to purchase common stock and units were quoted in the U.S. on the Over-the-Counter Bulletin Board under the symbols CSCA, CSCAW ad CSCAU, respectively.

The management of GaoKe Energy before the business combination was led by Mr. Lu. Mr. Lu became our Chairman and Chief Executive Officer upon consummation of the Chardan business combination and has continued to operate GaoKe and our other subsidiaries since the combination.

Pursuant to the terms of the stock purchase agreement, in consideration for all of his Head Dragon Holdings shares, Mr. Lu received 13,000,000 common shares, of which 3,497,000 shares were transferred to John S. Lin and three other shareholders. As additional consideration for the Head Dragon Holding shares, the stock purchase agreement provides that Mr. Lu will be issued up to an aggregate of 9,000,000 common shares (1,000,0000 per year for 2007 through 2009 and 2,000,000 for 2010 through 2012, on an all-or-none basis each year) for the six years beginning with fiscal 2007 if, on a consolidated basis, we generate net operating profits (excluding after-tax operating profits from any subsequent acquisitions of securities that have a dilutive effect) of at least the following amounts:

Year ending December 31,	Net Operating Profit (after tax)
2007	$14,000,000
2008	$19,000,000
2009	$29,000,000
2010	$44,000,000
2011	$63,000,000
2012	$87,000,000

Mr. Lu's right to receive these shares if we achieve the above results does not require his continued employment by us.

We achieved the target after-tax profit for the year ended December 31, 2007 and December 31, 2008, and we issued 1,000,000 common shares to Mr. Lu in July 2008 and July 2009, respectively. We also achieved the target after-tax profit for the year ended December 31, 2009 and we expect to issue an additional 1,000,000 common shares to Mr. Lu during the third quarter of 2010. Mr. Lu has agreed to transfer 5% of any of these additional incentive shares issued to him by the Company to John S. Lin, our Chief Operating Officer and Director.

Subsequent to the business combination and redomestication merger, all of the holders of Head Dragon Holdings outstanding preferred shares exchanged their preferred shares on a one-to-one basis for our common shares.

In February 2008, we sent out redemption notices to all of the holders of our outstanding callable common shares purchase warrants. The warrants were originally issued by Chardan in August 2005. As a result of the merger of Chardan into A-Power, the warrants were exercisable into our common shares at an exercise price of $5.00 per warrant. Approximately 11,866,303 of the 11,881,270 warrants that were then outstanding were exercised. Holders of the few remaining warrants that were not exercised were paid $0.01 per warrant and the warrants were extinguished. The gross proceeds received by us from this redemption were approximately $59.3 million, which has been used as working capital and for other corporate purposes.

Our Distributed Power Generation Business– Head Dragon Holdings

Our distributed power generation systems business is held by Head Dragon Holdings, our wholly-owned subsidiary, which owns a controlling interest in three operating subsidiaries in China:  GaoKe Energy, a wholly-owned subsidiary of Head Dragon Holdings; GaoKe Design, 51% of which is owned by GaoKe Energy, 36% of which is owned by Jinxiang Lu, our Chairman and Chief Executive Officer and 13% of which is owned by Mr. Lu’s spouse; and LICEG Ltd., 90% of which is owned by GaoKe Energy and 10% of which is owned by our joint venture partner, LICEG, a construction and engineering company incorporated under the Construction Commission of Liaoning provincial government. GaoKe Energy was founded in March 2003, GaoKe Design was founded in May 2003, and we formed the LICEG Ltd. domestic co-operative joint venture in August 2007.  Each of these operating companies are based in Shenyang, an industrial hub-city of China. GaoKe Energy, GaoKe Design and LICEG Ltd. are collectively referred to as GaoKe.  GaoKe Energy is the main operating entity of GaoKe and is responsible for entering into contracts with our distributed power generation systems customers and undertaking projects, as well as subcontracting work to GaoKe Design, LICEG Ltd. and to third party subcontractors.

Acquisition of Class A Licenses

In October 2005, we, through GaoKe Energy, entered into an agreement to acquire certain licenses of LICEG, a Chinese construction and engineering company. LICEG is one of a limited number of construction and engineering companies in China with Class A-level licenses that permit it to undertake international power and infrastructure projects and to construct various power systems, energy and infrastructure projects of any size in China. Since its inception in 1993, LICEG has completed a large number of projects in China and in Africa, Eastern Europe and the Asian Pacific region. In August 2007, pursuant to our agreement with LICEG, we formed a domestic co-operative joint venture company, LICEG Ltd., of which GaoKe Energy holds a 90% ownership interest and LICEG holds a 10% ownership interest.  Pursuant to the agreement, GaoKe Energy agreed that LICEG Ltd. would hire over 30 of LICEG’s engineers, and LICEG agreed to transfer a number of its Class A licenses, but none of its liabilities, to LICEG Ltd. As a result of this agreement, from that time to 2009, we had the full right to use these Class A licenses, which cover a broad scope of services, including power plant construction and installation, steel construction and industrial renovation and construction for large-scale projects in China and overseas (subject to obtaining local approvals and permits).  GaoKe Energy committed to pay RMB36.0 million, or approximately US$5.3 million, once LICEG Ltd. obtains all of these licenses that LICEG agreed to transfer. In early 2010, we have obtained ownership rights to these licenses, and will pay the RMB36.0 million to LICEG once the final license has been transferred to LICEG Ltd. which, as of March 30, 2010, is still in process. LICEG also agreed to contribute RMB6.0 million, or approximately US$0.834 million, to LICEG Ltd. and GaoKe Energy agreed to pay LICEG a fixed monthly fee of RMB30,000, or US$4,418, in lieu of LICEG’s 10% share of retained earnings of LICEG Ltd.  GaoKe Energy has the right to require LICEG to transfer its 10% ownership interest to GaoKe Energy, at any time whereupon LICEG Ltd. would become a 100% owned subsidiary of GaoKe Energy.

 Shenyang Power Group

The Shenyang Power Group was incorporated in May 2009 in the PRC as a construction company specializing in electricity generation projects and manufacturer of power equipment. Its registered capital is RMB1.0 billion of which Gaoke, LICEG Ltd., Ruixiang and Jinxiang, all on behalf of A-Power, committed to contribute 62% of the registered capital and the remainder will be contributed by other various non-related entities that are active in the construction industry.

Shoulong Energy

Shoulong Co., Ltd., or Shoulong, was incorporated in July 2009 in Bangkok, Thailand, as a company specializing in the construction of distributed power generation systems in Thailand. Currently, Shoulong is overseeing our project in Prachinburi, Thailand. A-Power directly or indirectly holds 100% of Shoulong’s registered capital.

Our Wind Energy Business Operations - Easy Flow

Our wind energy business is held by Easy Flow, our wholly-owned subsidiary established under the laws of Hong Kong, which owns a controlling interest in two operating subsidiaries in China: Jinxiang, which is owned 80% by Easy Flow, 15% by Norwin, a wind turbine company located in Denmark that is one of our licensing partners, and 5% by Mr. Antos Glogowski, an independent consultant; and Ruixiang, which is a wholly-owned subsidiary of Easy Flow.

Easy Flow was established in June 2007 by John S. Lin, our Chief Operating Officer and Director, for the purpose of holding our interests and financing our wind energy business in China. Head Dragon Holdings transferred approximately $42.0 million to Easy Flow, which Easy Flow in turn transferred to Ruixiang, to finance the development of our 2.7 MW wind turbine production business using Fuhrländer’s technology. Head Dragon Holdings also transferred approximately $10.0 million to Easy Flow, which Easy Flow in turn transferred to Jinxiang, to finance the development of our 750 kW and 225 kW wind turbine production business based on Norwin’s technology. In June 2008, Mr. Lin transferred all of his shares in Easy Flow to us, whereupon Easy Flow became our direct wholly-owned subsidiary.

In February 2007, GaoKe Energy entered into a license agreement with Norwin that gave GaoKe Energy the exclusive rights to produce and sell Norwin’s 750 kW and 225 kW wind turbines in China. As part of the agreement with Norwin, Jinxiang was established in Shenyang, China in January 2008. The license agreement has a term of 20 years unless there is a substantial breach of the agreement. Under this agreement, Gaoke Energy agreed to make all payments to Norwin by no later than February 15, 2009. In January 2009, Norwin, GaoKe Energy, and Jinxiang entered into an agreement to transfer the original license agreement from GaoKe Energy to Jinxiang. The terms of the original agreement remain unchanged. As of the date of this Annual Report on Form 20-F, we have a remaining balance of $0.55 million to Norwin. However, Norwin has provided us written confirmation dated May 31, 2009 that the agreement we have with them remains valid. We expect to pay the remaining balance of $0.55 million to Norwin in the second half of 2010. We presently expect to begin production of Norwin’s 750 kW and 225 kW wind turbines in China in the second quarter of 2010.

In May 2007, GaoKe Energy entered into a license agreement with Fuhrländer, a German wind turbine manufacturer, that gave GaoKe Energy an exclusive right to sell and a non-exclusive right to produce Fuhrländer’s 2.5 MW series wind turbines in Liaoning and Hebei provinces of China and a non-exclusive right to produce and sell Fuhrländer’s 2.5 MW series wind turbines in nine other PRC provinces. As part of the agreement, Fuhrländer agreed to assist GaoKe Energy in developing a production facility that emulates Fuhrländer’s facility in Germany, which we have recently completed in Shenyang. Under the technology license, GaoKe Energy has the right to any advancements or improvements that Fuhrländer makes to its 2.5 MW series wind turbine without charge. In January 2009, Fuhrländer, GaoKe Energy, and Ruixiang entered into an agreement to transfer the original license agreement from GaoKe Energy to Ruixiang. The terms of the original agreement remain unchanged, except that the wind turbine series was upgraded from 2.5 MW series of wind turbines to 2.7 MW series of wind turbines. As of the date of this Annual Report on Form 20-F, we have sold ten 2.7 MW wind turbines for use in 49.5 MW and 19.5 MW wind farm projects in Saiwusu, Inner Mongolia and Donggang, Shandong Province. There are certain disputes between the parties concerning payment and performance under this license agreement. The parties are in discussions to rectify this situation and are also are currently negotiating an amendment to the license agreement to broaden the scope of our rights to use the technology licensed thereunder. There can be no assurance, however, that the parties will succeed in resolving the issues between them. If we are unable to rectify this situation, this could have a material adverse effect on our business and results of operations.

In July 2009, we entered into a technology transfer agreement with Shenyang Huaren, to use Shenyang Huaren’s proprietary technology to commercially produce and sell 1.5 MW wind turbines. As of the date of this Annual Report on Form 20-F filing, we have not any payments under our license agreement with Shenyang Huaren as no payments are yet due.  We have received a majority of the technology transfer documents under the agreement and presently expect to produce the initial 1.5 MW wind turbines in our Shenyang facility in the second half of 2010.

In January 2010, we entered into a technology license agreement with W2E Technologies GmbH, or W2E Technologies, to manufacture, operate, service and sell advanced T8x 2.0 MW wind turbines. Under the license agreement, W2E Technologies granted us an exclusive right to manufacture, operate, service and sell its T8x 2.0 MW wind turbines in China and the United States beginning in January 2010. In addition, we have obtained non-exclusive rights to market these turbines in international markets outside of China and the United States. Under the technology license, during the term of the agreement, we have the right to any additional know-how in relation to the manufacturing, selling, erecting, commissioning, operating, maintaining and monitoring of the T8x 2.0 MW wind turbines without charge. As of the date of this Annual Report on Form 20-F, we have made all scheduled payments under our license agreement with W2E Technologies.

In late March 2008, we began construction of our wind turbine production plant, which is located near our corporate headquarters in Shenyang, China. The plant consists of a 320,000 square foot production facility with production lines for the assembly of 2.7 MW, 2.5 MW, 1.5 MW, 750 kW and 225 kW series wind turbines, the technology for which we licensed from Fuhrländer, Norwin and Shenyang Huaren technologies, as described above. We completed construction of the facility in June 2008, installed machinery and production lines during the second half of 2008, and had our official plant opening in January 2009.  The plant has an annual capacity to produce a maximum of 300 units of our 2.7 MW (and/or 2.5 MW) series wind turbines, 300 units of our 1.5 MW series wind turbines and 300 units of our 750 kW and 225 kW series of wind turbines, and is expandable by 30%.  We began producing 2.7 MW wind turbines in June 2009 and recognized revenue for the sale of these units in December 2009.

We expect to begin commercial production of 2.0 MW wind turbines in the United States under the W2E Technologies agreement discussed above in the second quarter of 2010. We intend to begin this production in a wind turbine manufacturing facility which we plan to rent after identifying a suitable facility and settling on commercially agreeable terms. We expect to commence construction of our own US facility, a 320,000 square foot wind turbine production facility with a total annual production capacity of 1.1 GW, in the second half of 2010 or first half of 2011. We expect that the wind turbines we plan to produce in the United States will be supplied to our planned US$1.5 billion wind energy power plant in Texas and sold to other customers in the North and South American markets. For more information, see Item 3.D – “Key Information – Risk Factors – Risks related to our business – The development of our wind energy power plant project in Texas requires significant development work and capital and entails political risks.”

On January 25, 2010, we completed our acquisition of 100% of Evatech, based in Kyoto, Japan, a designer and manufacturer of industrial equipment for liquid crystal displays, plasma display panels and more recently, amorphous-silicon (a-Si) PV cells and solar panels. After its integration with our Company, we will adjust Evatech’s business lines to focus on equipment for the manufacturing of PV cells and solar panels.

The term of operation, the extension of which is subject to government approval upon expiration, of each of GaoKe Energy, GaoKe Design, LICEG Ltd., Ruixiang and Jinxiang, as provided in their articles of association, are set forth in the table below:

Company Names	Operating Period	Term of Operation
GaoKe Energy	February 8, 2007 - February 8, 2037*	30 years
GaoKe Design	May 26, 2008 - May 26, 2013**	5 years
LICEG Ltd.	August 21, 2007-August 20, 2012	5 years
Ruixiang	July 30, 2007-July 29, 2027	20 years
Jinxiang	January 2, 2008-January 1, 2028	20 years

*	GaoKe Energy became a foreign invested company in February 2007, at which time it renewed its incorporation, which originally occurred in March 2003.

**	GaoKe Design was established in May 2003 and renewed its incorporation registration license in May 2008.

Each of the operating business licenses of these companies can be renewed to the extent the operating life of any of these companies extends beyond the license period stated above.

Renewal of the operating terms of our entities requires submitting certain application, supporting materials and fees to the relevant PRC government entity that supervises the entity. If we are unable to renew the operating terms, then our continued operations would be against the relevant PRC regulations. For more information, please see Item 3.D –  “Risk factors - Our distributed power generation business and operating entities require certain licenses and registrations,”, to this Annual Report on 20-F.

Corporate Structure Summary

Please see below for a summary of our corporate structure:

	Place of	Date of incorporation/	Percentage of ownership interest attributable to the Company		Principal activity
Name of company	incorporation	acquisition	Direct	Indirect	segment

Head Dragon Holdings	Hong Kong	June 2006	100%	—	Investment holding
Easy Flow	Hong Kong	June 2007	100%	—	Investment holding
Evatech	Japan	February 2010 (date of acquisition)		100%	Assembly and sale of solar panel production equipment
GaoKe Energy	PRC	March 2003	—	100%	Construction of distributed power generation systems
GaoKe Design	PRC	May 2003	—	51%	Design of distributed power generation systems
LICEG Ltd.	PRC	August 2007	—	90%	Construction of infrastructure, industrial buildings, and residential real estate properties
Ruixiang	PRC	July 2007	—	100%	Manufacture of wind energy turbines
Jinxiang	PRC	January 2008	—	80%	Manufacture of wind energy turbines
Yixiang	PRC	July 2009	—	100%	Manufacture of wind energy turbine components
Shenyang Power Group	PRC	May 2009	—	62%	Construction of electricity generation projects and manufacture of power equipment
Shoulong	Thailand	July 2009	—	100%	Construction of distributed power generation systems
GE Drivetrain	PRC	September 2009	—	25%	Manufacture of wind turbine gear boxes
Shenyang Longxiang Wind Power Techologies Limited (“Longxiang”)	PRC	October 2009	—	100%	Manufacture of wind energy turbine components
Texas A Wind	USA	December 2009	—	30.4%	Project company for Texas wind farm

Recent Corporate and Commercial Developments

Acquisition of EVATECH

On January 25, 2010, we completed our acquisition of 100% of Evatech based in Kyoto, Japan, a designer and manufacturer of industrial equipment for liquid crystal displays, plasma display panels and more recently, equipment for the manufacture of amorphous-silicon (a-Si) PV cells and solar panels. The acquisition was subject to the review and approval of a Japanese court as a result of Evatech having been placed into a legal rehabilitation (insolvency) proceeding. We paid $49.9 million in cash to purchase Evatech. We have applied to receive 45% of this amount back in the form of rebates from foreign-investment grants from various levels of local government (20% from the Liaoning Provincial Government, 20% from the Shenyang Municipal Government, and the remaining 5% from the Hunan New District Government in Shenyang. However, as of the date of this report, we have not received any rebate payments.

Sale of Common Shares and Warrants in January 2010

On January 21, 2010, we entered into a securities purchase agreement with certain institutional investors pursuant to which we sold such investors 5,777,932 of our common shares at a price of $14.37 per share, together with two series of warrants to purchase an additional 2,888,968 shares. 2,099,823 of the warrants are exercisable at $16.90 per share and the remainder are exercisable at $16.91 per share. All of the warrants will be initially exercisable six months after January 21, 2010 and will remain exercisable for a five-year period thereafter. The gross proceeds of the offering (which closed on January 21, 2010) was $83 million.

The warrants are divided between 2,099,823 Series A warrants and 789,145 Series B warrants. In addition to adjustments resulting from share splits, reverse splits and similar events affecting all of the holders of our common shares, the warrants are subject to adjustment for certain dilutive issuances of securities by us. Until such time as we have received an aggregate of $65 million in proceeds from the sale of securities (net of any proceeds that are repaid or returned by us within a one year period), if we issue any securities (subject to certain exclusions) at a price less than the then applicable exercise price, the exercise price of the warrants will be reduced to such lower issuance price (full ratchet anti-dilution). Once we have received an aggregate of $65 million from the sale of securities, the adjustment to the exercise price of the warrants for any such dilutive issuance will be made on the basis of weighted average anti-dilution. No adjustments for any dilutive issuance will be made following the third anniversary of the issuance date of the warrants, regardless of the amount of proceeds we receive from the sale of securities. No additional common shares will be issued with respect to any dilutive issuances in respect of the Series A warrants and no adjustments will be made to the exercise price of the Series B warrants with respect to any dilutive issuances if such issuance or adjustment would result in the violation of applicable rules of the Nasdaq Stock Market, unless and until approval by our shareholders for these issuance or adjustments (“Shareholder Approval”) has first been obtained in accordance with the rules of the Nasdaq Stock Market. We have agreed to seek Shareholder Approval under NASDAQ rules at the Company’s next annual meeting to occur no later than October 31, 2010 in order to permit such additional issuances of shares or adjustments to the exercise price in relation to the warrants, as applicable.

We also entered into a registration rights agreement with the institutional investors with respect to these common shares, the warrants and the shares underlying the warrants. We have agreed to file with the SEC a registration statement on Form F-3 covering these securities and to cause it to become effective no later than 120 days after the issuance date of the warrants and the common shares. We would be required to pay to the institutional holders certain liquidated damages if the registration statement does not become effective prior to this time and thereafter if the effectiveness of the registration statement is not maintained. In addition, we also entered into a voting agreement with Mr. Jinxiang Lu, the Chief Executive Officer, and John S. Lin, the Chief Operating Officer pursuant to which such shareholders have agreed to vote to approve, with respect to the warrants, the issuance of additional common shares or adjustments to the exercise price upon dilutive issuances that are subject to Shareholder Approval. Mr. Lu and Mr. Lin also entered into lock-up agreements with us pursuant to which each of them has agreed not to sell or offer to sell the common shares held by them for up to 270 days after the closing of this placement.

Sale of Senior Convertible Notes and Warrants in June 2009; Conversion of Senior Convertible Notes

On June 18, 2009, we entered into a securities purchase agreement with certain accredited investors. Pursuant to this agreement, we sold to the buyers senior convertible notes in the aggregate principal amount of $40,000,000 (Senior Convertible Notes) and warrants to purchase an additional aggregate amount of 1,504,184 common shares (Warrants). We closed this private placement transaction on June 19, 2009.

In connection with the sale of the Senior Convertible Notes and Warrants, we entered into note and warrant agreements with each of the investors, and certain lock up and voting agreements.

The warrants grant the buyers the right to acquire common shares at $10.637 per share, subject to anti-dilution and other adjustments as described above. The warrants may be exercised to purchase common shares at any time or times on or after August 21, 2009, and have a term of five years.

At the time that we issued the notes and the warrants, our memorandum and articles of association required shareholder approval for any issuance of common shares, and we agreed to seek shareholder approval to amend the memorandum and articles of association to remove this requirement, so that we may issue common shares upon conversion of the notes or exercise of the warrants, as well as approval for other related matters. In connection with our issuance and sale of the Senior Convertible Notes and Warrants, to permit the purchasers to convert the notes and exercise the warrants in the event shareholder approval for issuance of the shares was not obtained, we and Jinxiang Lu, our Chief Executive Officer and Chairman of our Board of Directors, entered into a put agreement with each of the buyers, pursuant to which, under certain circumstances, the buyers may exchange their notes and warrants for certain common shares owned by Mr. Lu in the event that the Company is unable to issue such common shares. The obligations of Mr. Lu under the put agreements were secured by a first priority, perfected security interest in 6,000,000 common shares of Mr. Lu. We entered into a letter agreement pursuant to which we agreed to make Mr. Lu whole and reimburse Mr. Lu for any losses that Mr. Lu incurs in connection with this transaction. Our shareholders approved the required amendments to our memorandum and articles of association on August 21, 2009. Because the shareholder approval was obtained, as required, the put agreements have now been terminated and the shares returned to Mr. Lu.

In connection with this transaction, we also entered into a registration rights agreement with the buyers. Pursuant to the terms and conditions of the registration rights agreement, we agreed to file with the SEC a registration statement on Form F-3 covering the resale of the common shares issuable to the buyers upon conversion of the Senior Convertible Notes and exercise of the Warrants. The registration statement (No. 333-161983) was initially filed on September 18, 2009 and was declared effective on December 8, 2009.

On December 30, 2009, we entered into a Conversion Agreement with each of the holders of the Senior Convertible Notes. Pursuant to the Conversion Agreements, we and each of the holders agreed, among other things, to convert the aggregate then remaining principal amount of the Senior Convertible Notes and accrued interest of $37,537,500 outstanding under the notes, together with certain make-whole amounts, into an aggregate of 4,582,559 our common shares using a conversion price per share set at $10.212, which is 96% of the original conversion price of the Notes of $10.637. In addition, each participating holder entered into a confirmation agreement with us confirming certain procedural aspects of the transaction.

Entry into Agreement for Wind Energy Power Plant and Initial Capitalization

On December 16, 2009, our 62%-owned subsidiary, Shenyang Power Group, entered into a definitive agreement with affiliates of USREG Wind and Cielo Wind Power, LP for their ownership of Texas A Wind, a project company to develop a 600 MW wind farm in Texas.

On February 12, 2010, Shenyang Power Group completed the establishment of Texas A Wind and made its initial cash contribution of US$36.6 to Texas A Wind, pursuant to the Amended and Restated Limited Liability Company Agreement, dated December 16, 2009 between Shenyang Power Group and USREG Wind, a Delaware limited liability company, as amended. On February 12, 2010, USREG Wind made its capital contribution to Texas A Wind in the form of real property interests and other project rights.

In connection with making its capital contribution, Shenyang Power Group received final approval from the Chinese National Development and Reform Commission to proceed with the planned Texas project.

This project is expected to cost in total approximately $1.5 billion, a portion of which is designated for wind turbine purchases, which are to be supplied by us. The parties will be seeking to obtain financing from third party lenders for most of the cost of this project.

Capital Expenditures and Divestitures

Since 2005, our capital expenditures have consisted primarily of plant and equipment and construction of our wind turbine production facility in Shenyang, China and payments with respect to our licenses with Fuhrländer and Norwin for technology for our wind energy business, and LICEG with respect to our distributed power generation system business. The table below sets forth our capital expenditures for the periods shown:

For the year ended December 31,
2007	2008	2009
$4,619,000	$34,097,000	$24,945,000

In connection with a change in our business strategy to require the subcontractors who perform the construction and installation of our distributed power generation and micro power grid systems to purchase a majority of the equipment and components needed to develop the systems, we made material capital divestitures of plant and equipment beginning in 2004. In 2006, we realized proceeds of approximately $3.6 million from the sale of this plant and equipment. We did not make any material capital divestitures in 2007, 2008 or 2009.

Potential Takeovers by Third Parties

There were no indications of any public takeover offers by third parties in respect of our common shares in 2009.

B.	Business Overview

Introduction

We are an engineering, procurement and construction, or EPC, services company in China dedicated to the power industry. We are primarily engaged in providing onsite distributed power generation systems and micro power grids for industrial companies. We commenced the production of wind turbines in 2007 based on wind turbine technology licensed from our strategic licensing partners in Europe and China. In the first quarter of 2010, we acquired Evatech, a Japan-based designer and producer of equipment for the manufacturing PV cells and solar panels.

We are primarily engaged in the design, construction, installation and testing of integrated distributed power generation systems and micro power grids as stand-alone facilities, primarily in the PRC and Southeast Asia, for various customers in the steel, chemical, ethanol, cement and food industries.  We typically design projects, subcontract their construction and installation to approved third-party subcontractors and conduct testing on completed projects before handing them over to customers. The size of our projects range from 5 MW to 400 MW. Our distributed power generation systems allow customers who use substantial amounts of electricity to recapture previously wasted heat and gas from their manufacturing processes to generate electricity.   In addition, our distributed power generation systems utilizing biomass gasification processes allow our customers to utilize various waste products to produce electricity or recover energy. Over the past five years, we believe we have grown into the largest private provider of onsite distributed power generation systems in China. We have the right to use Class A and various other licenses, which allows us to provide a full spectrum of services related to the design, construction and installation of distributed power generation systems and micro power grids to our customers in China and overseas.  In 2009, we commenced the construction of a distributed power generation system in Thailand that uses biomass as fuel and expanded our portfolio of green energy projects to another renewable source of energy. Since the inception of our operations through December 31, 2009, we have completed 24 distributed power generation systems and currently have an additional 12 projects under construction in China. To pursue large-scale power generation projects domestically and internationally, we formed Shenyang Power Group, an industry venture with the Shenyang municipal government and other industrial companies.

In 2007, we entered into the wind energy market by obtaining licenses for Fuhrländer’s 2.5 MW turbines (later amended to upgrade to 2.7 MW turbines) and Norwin’s 750 kW and 225 kW turbines. We subsequently obtained licenses for W2E Technologies’ 2.0 MW turbines and Shenyang Huaren’s 1.5 MW turbines. We completed construction of our first wind turbine production facility in Shenyang in 2008, which is outfitted with equipment and production lines capable of assembling 2.7 MW, 2.5 MW, 1.5 MW, 750 kW and 225 kW grade turbines. Our initial production focus is on 2.7 MW wind turbines, which are generally larger than the wind turbines manufactured by our competitors in China.  In June 2009, we began assembly of 2.7 MW wind turbines. As of the date of this Annual Report on Form 20-F, we have sold ten 2.7 MW wind turbines for use in wind farm projects in China. In December 2009, our subsidiary, Shenyang Power Group, entered into an agreement to jointly establish a project company to own, design, develop, construct, manage and operate a US$1.5 billion wind energy power plant in Texas with a planned total nameplate capacity of 600 MW. The project company, Texas A Wind, was established in Delaware in December 2009.  Under the terms of the agreement, we will be exclusive manufacturer and supplier of turbines to the power plant.

We completed the acquisition of Evatech, a company with over 20 years of experience in photovoltaic thin-film technology, in the first quarter of 2010. Evatech began applying its proprietary know-how and manufacturing processes to the design and manufacture of production equipment for PV panels in 2006 and can deliver a fully-integrated production line that provides a turn-key manufacturing solution to solar cell suppliers. We believe that Evatech’s manufacturing equipment for thin cells and solar production line can produce a wide range of applications within China’s growing solar energy market.

In addition to our operations in the distributed power generation and wind energy businesses and recent entry into the solar energy business, we conduct ongoing research and development in renewable energy technology to uncover new opportunities to expand our clean energy business. We have long-standing research and development relationships with prominent research and development institutions in China.

The following is a breakdown of total revenues by category of activity and geographic market for the last three financial years:

	2007	2008	2009
	(in thousands)
Distributed Power Generation
China	$152,544	$246,299	$223,227
Overseas	nil	10,461	37,890
Sub-Total	152,544	256,760	261,117

Wind Power
China	nil	nil	32,741
Overseas	nil	nil	nil
Sub-Total	nil	nil	32,741

Other (1)	nil	8,106	17,394

Total Revenue	152,544	264,866	311,252

(1) Other revenue includes construction of infrastructure, industrial buildings and residential real estate properties through our subsidiary, LICEG Ltd.

Distributed Power Generation Business

We believe that we are one of few PRC companies with the ability to provide a complete spectrum of development services for the design, construction, installation and testing of distributed power generation and micro power grid systems of any size in China or abroad. Our turn-key systems are tailored to meet the various specifications and needs of our customers.

We conduct our distributed power generation business through GaoKe, which has the ability to construct and install power plants of all sizes. GaoKe Energy, an engineering services company, is GaoKe’s principal operating company that oversees the design of projects through GaoKe Design. GaoKe Energy oversees the construction and installation of projects through LICEG Ltd., our joint venture company that holds certain Class A licenses, which we obtained ownership of in early 2010 and are currently in the process of being transferred to us. GaoKe Energy obtains the contracts for the design, construction and installation of distributed power generation plants and micro power networks and performs or oversees the bulk of the work associated with those projects in its capacity as general contractor, including site preparation, construction, equipment installation and system startup and testing. GaoKe Energy subcontracts the design services connected with those projects to GaoKe Design and oversees construction and installation activities through LICEG Ltd., activities which we typically subcontract to approved third-party subcontractors. Our distributed power generation and micro power grid systems typically take 12 to 24 months to design, construct, install and test.

We do not manufacture the equipment and materials that are used in the construction of our distributed power generation plants and micro power grids. Rather, we incorporate standard power generating equipment into a fully integrated onsite system for our customers that includes highly refined control systems to balance power generation with demand. Our distributed power generation systems also utilize waste heat or waste organic products, such as heat from an onsite industrial boiler or food byproducts, to produce additional power or to heat space or water, thus maximizing the return on capital and energy efficiency associated with each project. Unlike centralized power generation, which uses relatively few large generation plants to supply power to a large area on China’s national power grid, distributed power generation systems are small and supply power locally for one or a few factories or for a small town. We believe that, on average, our projects pay for themselves in terms of reduced energy costs to our customers within two to five years of operations, depending on the size of the project, when compared to buying power from China’s national power grid. In addition, our distributed power generation systems allow our industrial customers to reduce their reliance on China’s centralized national power grid, which is prone to black-outs or brown-outs or is completely inaccessible from certain remote areas. Our systems generally produce lower carbon dioxide emissions and other pollutants, making them more environmentally-friendly than other forms of power generation contributing to China’s national power grid.

Products and Services

We design, construct and test distributed power generation systems to meet the power and heat needs of factories and users in remote areas. All of our systems are cogeneration systems that produce both heat and power. The main components of our distribution power generation systems include a boiler that provides steam, a turbine to drive the generator that produces electricity, a heat collection or recovery system that captures and cleans the residual heat exiting the turbine to use for heating, a system to distribute the heat, an air emissions control device to control air pollution and a control system. In climates that make it cost effective, the residual heat can be used to operate an absorption chiller to supply cooling or air conditioning. Our systems maintain a careful balance, providing the required heat and power while furnishing space and water heating or cooling which produce energy efficiencies that are more than twice that of centralized power generation. That means less than half of the coal or other fuel must be converted to useable energy, cutting fuel costs and emissions in half. To ensure a continuous supply of power, our systems typically include two sets of generators and turbines. They are sized to complement each other in meeting peak demand for the system, but they also serve to back up each other for routine maintenance and to avoid a blackout in the event that one of them fails.

The generating capacity of our systems can be tailored to meet a range of needs, from those for the host factory to supplying a micro grid that provides power to an entire town. We rely on a highly-skilled engineering team to customize distributed power generation and micro power grid solutions to meet the specific needs of each customer. Our experience in the industry allows us to standardize a significant portion of our engineering solutions, while retaining the flexibility to seamlessly incorporate custom specifications and demands.

Major Projects

As of the date of this Annual Report on Form 20-F, we have completed 24 distributed power generation projects, and have 12 projects that are currently-in-process or for which we have signed a memoranda of understanding.

Contract and Implementation Process

Retention and design operations

We receive direct customer inquiries or referrals for the majority of our projects. Our project work process commences with a team of engineers that evaluates the specific needs of the customer to establish the design parameters, equipment needs and installation costs of a project to generate a pricing proposal. We take into consideration other criteria for our pricing proposals, including project complexity and type, past project costs and raw materials. Our sales department works closely with our engineering staff during the pricing phase and presents and negotiates the final pricing with the customer. A pricing proposal is typically generated within one month of receiving a customer inquiry.

After acceptance of a pricing proposal, we initiate the design process. We have enhanced the basic concept of cogeneration systems by applying design concepts that we believe helps to carefully balance the industrial and power generation demands of the system, with the aim of avoiding both excess capital cost and wasteful energy consumption. Sophisticated control systems further enhance the efficiency of our systems, and allow us to add the capability of scavenging residual heat from the principal system functions to provide space and water heating. Our team of highly-qualified engineers and technicians use a series of complex formulas to determine the peak demand, which is highly dependent upon allocating resources within the system to balance the competing loads effectively and efficiently. We will work closely with our customers to understand their customizations which allow for streamlined implementation and more efficient operations. We have incorporated into our projects several advanced, customer-requested specifications and customizations, such as the installation of boilers and systems that utilize specific types of biomass, the expansion of existing power generation systems and the implementation of our systems in phases.

Equipment procurement

Our design team specifies the type and size of equipment required for each project. After a design is finished, our purchasing department and engineers work with approved PRC suppliers to purchase all of the equipment, such as turbines, boilers and related heavy equipment, that will be used in the system and deliver it to the project site to be integrated with the system.

Construction and installation

For most our systems, our construction and installation procedures are generally standardized. We typically commence construction by erecting a steel frame structure that will house the power generation system. Then, we install the turbine, generator and other heavy or ancillary equipment. We will then build a steam boiler control room which will serve as the nerve center to regulate the system or grid. Finally, to ensure the proper channeling and distribution of heat and power, we will set up a power and heat control room.

Actual construction of the system and installation of the equipment is largely conducted by two to four third-party subcontractors experienced in power plant and grid construction, who are supervised by a project manager that we assign to the project. We also deploy eight to ten engineers to the site to furnish information on a day to day basis, and another 20 to 30 engineers in Shenyang support the onsite team’s activities. Our onsite team of engineers oversees all of the construction and installation activities to ensure that these tasks are completed on time and to our rigorous standards and specifications.

Of the projects either completed or currently in process, we maintain a select number of highly qualified subcontractors who have worked with us for at least two years.  In order to ensure the quality of a subcontractor’s performance, we frequently review the qualifications of our subcontractors, which include performance in similar projects, credit history and previous cooperating experience. Based on these factors, we maintain a panel of preferred subcontractors that is regularly reviewed and updated.

Testing and completion

After construction and installation is completed on a project, we typically perform a series of tests on the newly constructed infrastructure and operating system to evaluate system functionality and performance under simulated operating conditions. During testing, onsite engineers provide continuous feedback to the design team and the project leader to ensure that the system will operate as designed when placed into operation and to improve our future projects and construction processes. Our engineers will also train the personnel of our customers on how to monitor the control system to identify and address potential problems.

Automatic control systems

Maximizing efficiency of the system requires matching system output to overall demand for heat and electricity. We use a proprietary monitoring and control system for our systems. Among other things, the control system regulates the amount of steam that enters the turbine so that the power generated matches demand. The control system also automatically monitors the performance of all equipment in the system, including the boiler (for steam output, temperature, air, water/coal input), turbine, generator, grid supply, demand and distribution, as well as space and water heating functions. The programming needed for a system to function efficiently is customer-specific. The control system can be monitored by the customer onsite or remotely by us via the Internet. This monitoring function gives our engineers the ability to evaluate and try to solve problems that occur in the system on a real-time basis from their central engineering or design offices.

Quality Control

We have established a quality control department, which supervises and manages equipment and raw materials, conducts onsite project inspections and provides after-sales services. We strictly follow ISO 9001 standards, purchasing components only from certified vendors and observing ISO requirements during the construction and testing of distributed power generation systems. Our projects also conform to the relevant PRC construction and quality control laws, as well as GB/T19000-2000 quality standards, which have specific implementation and technical standards for specific components of each project, such as boiler units, thermal instrumentation and control and pipes.

Raw Materials, Equipment and Supplies

Our various business units work together for the purpose of ensuring that cost-efficient and high-quality raw materials and equipment are procured for our projects. We procure raw materials and equipment from reputable PRC suppliers. Some of our raw materials have fixed prices and thus, our third-party subcontractors will procure them. However, all significant purchases must be approved by the relevant internal supervisors.

The price of equipment used in our distributed power generation projects generally do not fluctuate. However, raw materials that we use can fluctuate significantly in price, particularly the price of steel. Other key raw materials, such as cement and concrete blocks can also fluctuate.  We usually have provisions in our agreements with our customers that in the event the prices of raw materials or labor increase beyond a certain threshold, generally an increase of 30% or greater, the agreements are subject to renegotiation to factor in increased prices.  In addition, the cost of our equipment generally accounts for 15% to 30% of the total contract value and are factored into our agreements with customers but typically do not fluctuate.

To date, we have purchased approximately 80% of the equipment from four trusted suppliers. The four equipment suppliers that account for the significant majority of our equipment purchasing have been supplying to us since 2003, and we believe that their combination of quality, service and price is superior to the available alternatives. If needed, the necessary equipment can be obtained from other suppliers. We do not have any long-term supply agreements and have the flexibility to order from other suppliers when circumstances warrant.

Customers and Sales

Sales and marketing

Our management team has many long-standing relationships with companies that we consider to be target customers in various industries including steel, construction materials, chemical, cement, food and processing. They also maintain relationships with municipal governments, which sponsor new development zones that can utilize our systems, as well as with various state-owned Chinese power companies. We have also begun to establish a team of select agents to promote our distributed power generation business throughout China and Southeast Asia. In addition, we have a direct sales and customer support staff of 20 employees that pursue on potential leads and provide customer support.

Customers

Given that our business is project-based, we generally do not have repeat business other than our expansion of existing projects.  Our customer base fluctuates from year-to-year.  No single project represented more than 10% of our revenue in 2009. For more information, see Item 3.D – “Risk Factors – Risks related to our business – Our revenue from our distributed power generation business segment depends on gaining new customers and project contracts, and we do not have long-term purchase commitments from our customers,” of this Annual Report on Form 20-F.

Signing contracts

Typically, contracts with our customers will include quality assurance terms including penalties for non-performance, warranties and after-sales service conditions. In addition, we typically require our customers to make a 20% prepayment of the total contract value before we begin construction of a new project, as well as certain milestone payments as the project progresses. However, we recognize revenue on a percentage of completion basis, see Item 3D －“Key Information － Risk Factors – Our use of the ‘percentage of completion’ method of accounting could result in reduction or reversal of previously recorded revenues and profits.”

Warranty

We provide after-sales and general maintenance services that are customized in accordance with the terms of project contracts. Under the standard warranty, we will address any system-related operational problems without charge during the first year of operation. In addition, we generally provide a warranty in the form of a retention money deposit, which generally represents 5% of the total value of a contract and is withheld by the customer during the warranty period of 12 to 24 months after the completion of a distributed power generation. If there are no significant repairs made during this period, this retention money is released to us. We have not made any material payments for warranties.

Backlog

Backlog represents the dollar amount of revenue we expect to realize in the future as a result of performing work under multi-period contracts that we have entered into. Backlog may not be indicative of future results, and the termination or modification of any of our larger contracts may substantially and immediately affect our backlog.  As of March 31, 2010, our backlog for our distributed power generation segment was approximately $367 million. For more information, please see Item 3.D – “Risk factors – Risks related to our business  – Projects included in our backlog may be delayed or cancelled, which could materially adversely affect our business, financial condition, results of operations and cash flows,” to this Annual Report on Form 20-F.

Seasonality

We do not experience seasonality with regard to demand for our distributed power generation system projects. However, a majority of our distributed power generation system projects are in Northeast China, where we typically experience a slow down, and sometimes a complete halt, of our project developments due to inclement weather conditions in that region from November to March.  We recognize revenue on our distributed power generation system projects on a percentage completion basis and thus, during the fourth fiscal quarter and first fiscal quarter, we typically experience a slowdown in operations and revenue recognition.  In addition, unpredicted harsh climate conditions, or stormy weather could produce unexpected slowdowns during the winter months beyond our typical anticipated slowdowns related to seasonality.

Wind Power Business

We entered the wind energy industry by acquiring wind turbine technology licenses. In February 2007, we acquired a license from Norwin that gives us the exclusive rights to produce and sell Norwin’s 750 kW and 225 kW wind turbines in China. As part of the agreement with Norwin, a joint venture company, Jinxiang, was established in Shenyang, China in January 2008 to develop and manufacture 225 kW to 1.5 MW wind turbines. Norwin also agreed to establish with us a joint research and development facility in Shenyang to develop new wind turbine technology for both the China and the international markets. In May 2007, we entered into a license agreement with Fuhrländer, which was amended in January 2009, that gives us an exclusive right to sell and a non-exclusive right to produce Fuhrländer’s 2.7 MW series wind turbines in the provinces of Liaoning and Hebei, and a non-exclusive right to produce and sell Fuhrländer’s 2.7 MW series wind turbine in nine other PRC provinces. As part of the agreement, Fuhrländer agreed to assist us in developing a production facility that emulates Fuhrländer’s facility in Germany, which we completed in Shenyang, China. Under the technology license, we have the right to use any advancements or improvements that Fuhrländer makes to its 2.7 MW series wind turbine on a royalty-free basis.

We completed construction and installed machinery and production lines in our first wind turbine production plant in 2008.  The facility is located in Shenyang, China, the site of our operational headquarters and a key industrial hub-city in China.  This 320,000 square foot plant has a total annual production capacity of 1.1 GW, and is expandable by approximately 30%. We expect that the annual production capacity of the plant will be initially divided between assembly of 300 units of 2.7 MW and/or 2.5 MW grade wind turbines, 300 units of 1.5 MW turbines and 300 units of 750 kW and/or 225 kW grade wind turbines; however, this is subject to the changes in the availability of key wind turbine components as well as demand from our customers.  We believe that as we develop our wind turbine production business, we will be able to benefit from our licensing relationships with our two European partners with respect to training our employees, selection of suppliers and sourcing of components, installation of wind turbines and follow-up maintenance.  We began assembly of 2.7 MW grade wind turbines in June 2009 and, as of the date of this Annual Report on Form 20-F, we have sold ten 2.7 MW wind turbines for use in the 49.5 MW and 19.5 MW wind farm projects in Saiwusu, Inner Mongolia and Donggang, Shandong Province.

In March 2009, we entered into two agreements with GE Drivetrain, a unit of GE Transportation.  Pursuant to the first agreement, GE Drivetrain will supply us with more than  900 2.7 MW wind turbine gearboxes beginning in 2010. Pursuant to the second agreement, we have established a joint venture in Shenyang, China, which is 25% owned by us and 75% owned by GE Electronic, for the assembly and testing of wind turbine gearboxes.  The joint venture is intended to supply gearboxes for our wind turbine business in China on an exclusive basis and is also intended to serve as GE Drivetrain’s Southeast Asia manufacturing center. We believe the supply agreement and joint venture for gearboxes are strategically beneficial to us as, in our experience, gearboxes are among the more difficult wind turbine components to source in China. The assembly plant for this joint venture will be located in Shenyang and is expected to commence construction in the second quarter of 2010 with production expected to commence in the third quarter of 2010.

We view our joint venture gearbox assembly business as an important first step in enhancing our control of the supply chain and reducing costs for our key components. In addition to establishing a joint venture for gearboxes, we intend to identify strategic partners to establish additional joint ventures for the production of wind turbine generators and other key components in 2010.

In July 2009, we entered into an agreement with Shenyang Huaren, to acquire Shenyang Huaren’s proprietary technology to commercially produce and sell 1.5 MW wind turbines. In addition, we have agreed to fulfill Huaren’s back order of ten units of the same turbines with an existing customer of Shenyang Huaren in China. As of the date of this Annual Report on Form 20-F, we have made all scheduled payments and received a majority of the technology transfer documents under the agreement and expect to begin production of the 1.5 MW wind turbines in our Shenyang facility in the second half of 2010.

In August 2009, we entered into definitive agreements to form two joint ventures with Jiangsu Miracle. The joint ventures will mainly engage in manufacturing and sales of key wind turbine components in China. The first joint venture, Shenyang Tianxiang Wind Equipments Manufacturing Co., Ltd., or Shenyang Tianxiang, will manufacture rotor blades, hubs, nacelle covers, and other key components for wind turbines. We will contribute approximately US$1.5 million (RMB 10.2 million) in cash for 51% of the joint venture and Jiangsu Miracle will contribute approximately US$1.4 million (RMB 9.8 million) for 49% of the joint venture. Shenyang Tianxiang’s plant will be located in Shenyang and all necessary molds will be supplied by Jiangsu Miracle. The second joint venture, Shenyang Tianrui Wind Equipments Sales Company Co., Ltd., or Shenyang Tianrui, will focus on marketing and sales of the wind components made by Shenyang Tianxiang. We will contribute approximately US$0.4 million (RMB 2.5 million) for 49% of the joint venture and Jiangsu Miracle will contribute approximately US$0.4 million (RMB 2.6 million) for 51% of the joint venture. Most of the components made by Shenyang Tianxiang will be sold to us and the remainder will be sold through Shenyang Tianrui to various other customers. As of the date of this Annual Report on Form 20-F, we are awaiting formal approvals from local governmental authorities with respect to the establishment of these joint ventures and have not made any capital contributions to the joint ventures.

In September 2009, we won a contract to develop a 49.5 MW wind farm in the township of Saiwusu, Guba County, Inner Mongolia for Jihe Orient Wind Energy Co., Ltd., or Jihe Orient. The total value of the contract is US$76.0 million. Pursuant to the contract, we will supply eleven 2.7 MW wind turbines, as well as towers and foundations. In addition, we will oversee construction, subcontracting and installation for the project. The Saiwusu project commenced in October 2009 and we expect to complete the project in June 2010. As of the date of this Annual Report on Form 20-F, we sold five 2.7 MW wind turbines for use in this project

In October 2009, we won a contract to develop a 19.5 MW wind farm in the Donggang, Rizhao City of Shandong Province, in Eastern China, for the Shandong subsidiary of Datang International Power Generation Co. Ltd., or Datang Power. The total value of the contract is US$32.0 million. Pursuant to the contract, we will supply eight 2.7 MW wind turbines, as well as towers and foundations. In addition, we will oversee the construction, subcontracting and installation for the project. Construction on the project commenced in November 2009 we expect to complete the project in November 2010. As of the date of this Annual Report on Form 20-F, we sold five 2.7 MW wind turbines for use in this project.

In December 2009, Shenyang Power Group entered into an agreement with USREG Wind, to establish a project company to own, design, develop, construct, manage and operate a US$1.5 billion wind energy power plant across approximately 36,000 acres in Texas with a total nameplate capacity of 600 MW, which is in the early stages of development and seeking financing. The project company, Texas A Wind, was established in Delaware in December 2009. In return for its initial capital contribution of $36.6 million Shenyang Power Group received a 49% membership interest in Texas A Wind.  USREG Wind received a 51% membership interest in Texas A Wind in exchange for its transfer of certain land and other rights to the project company.

Under the agreement, USREG Wind will have management control over day-to-day operations and will oversee the development of the power plant, while Shenyang Power will retain voting control over certain major decisions affecting Texas A Wind such as entry into material contracts, project financing, sale of the power plant or dissolution of Texas A Wind. In addition, the agreement provides that our indirect, wholly-owned subsidiary, Ruixiang, will be the exclusive manufacturer and supplier of turbines to the power plant and that our indirect, wholly-owned subsidiary Gaoke Energy, will be the contractor for the project.

Texas A Wind will seek debt and equity project financing and various governmental incentives to cover development and construction costs, expected to be approximately US$1.5 billion. We expect that a portion of such financing will come from private and Chinese state-owned institutions, banks and investors. In addition, we expect a portion of such financing will be obtained from tax credit cash grants from the United States Treasury Department and guaranteed by United States Department of Energy loan guarantees for renewable energy projects, each pursuant to the American Recovery and Reinvestment Act of 2009, but we can provide you no assurance that funds will be available from the government source in either China or the United States.

The development of this project may be further complicated by the introduction of new legislation in the United States. For example, several U.S. senators have recently introduced legislation that would halt U.S. federal funding of renewable energy projects until “Buy American” requirements are written into law. It is uncertain as to whether this legislation will ultimately be passed, or if passed, the final form it will take. We currently intend that a minimum of 70% of each wind turbine to be supplied in relation to this project would be manufactured in a new production and assembly plant in the United States, but we cannot assure you that this plant will be built, or if built, whether it will be sufficient to satisfy the requirements of such proposed legislation when and if passed into law. Further, Senator Charles Schumer has specifically urged the Obama administration to block any stimulus money from financing this project, but such statements alone do not have the force of law. While the prospects and progress of this proposed legislation cannot be predicted, the political and policy priorities in the United States remain uncertain and we cannot assure you that the introduction of this or other legislation in the United States will not adversely impact the development of this project or that U.S. federal funding for this project can or will be obtained. Our inability to obtain U.S. federal funding for this project would significantly increase our costs associated with this project.

This project is at an early stage of development and requires significant development work, including but not limited to, the acquisition of additional land or land rights, undertaking of feasibility studies and engineering design work, entering into of utility interconnection arrangements, and securing of additional permits. Such work must be completed before the project can obtain project financing, receive turbines and equipment, and commence construction. This development work is necessitated by the location of the project in a part of Texas which does not currently have adequate electrical interconnection or transmission capacity to the utility grids and power purchasers. Construction will entail erection, installation and commissioning of wind turbine towers, related civil and electrical engineering and construction work as well as construction of electrical interconnection substations and transmission lines.

In January 2010, we entered into a technology license agreement with W2E Technologies, to manufacture, operate, service and sell 2.0 MW wind turbines. Under the license agreement, W2E Technologies granted us an exclusive right to manufacture, operate, service and sell its T8X 2.0 MW wind turbines in China and the United States beginning in January 2010. In addition, we have obtained non-exclusive rights to market these turbines in international markets outside of China and the United States.  As of the date of this Annual Report on Form 20-F, we have made all scheduled payments under our license agreement with W2E Technologies. We have received a majority of technology transfer documents under the agreement and we presently expect to begin production of the 2.0 MW wind turbines in a rented wind turbine manufacturing facility in the United States in the second quarter of 2010 after identifying a suitable facility and settling on commercially agreeable terms. The license agreement runs perpetually unless there is an event of default by one of the parties or a voluntary termination by mutual consent of both parties.

Products and Services

We commenced manufacturing wind turbines at our facility in Shenyang, China in June 2009.  While most wind turbine manufacturers in China have limited technology and capacity and are largely constrained to producing 750 kW to 1.5 MW level of wind turbines, we are currently able to produce 2.7 MW, 2.5 MW, 1.5 MW, 750 kW and 225 kW turbines for our customers in China.  We are focusing our efforts on producing advanced 2.7 MW wind turbines.  As an early entrant into the market for the larger more advanced wind turbine units in China, we believe we can fulfill the demand for these units utilizing our licensed technology. We expect to begin production of gearboxes for 2.5 MW and 2.7 MW wind turbines in a separate facility in Shenyang in the third quarter of 2010. In addition, we plan to begin production of our 2.0 MW wind turbines in a manufacturing facility that we plan to rent after identifying a suitable facility and settling on commercially agreeable terms and to develop and construct a new production and assembly plant in the United States to supply advanced wind energy turbines, including our W2E licensed 2.0 MW wind turbines, to renewable energy projects throughout North and South America.

As of the date of this Annual Report on Form 20-F, we have sold ten 2.7 MW wind turbines for use in the 49.5 MW and 19.5 MW wind farm projects in Saiwusu, Inner Mongolia and Donggang, Shandong Province. In addition to supplying the wind turbines for these projects, we will also supply towers and foundations, as well as overseeing construction, subcontracting and installation.

The following table sets forth additional information with regard to our wind energy products, all of which will be produced in our Shenyang facility:

Product	(Expected) Production Commencement Date	Licensing Partner	Joint Venture Partner

Wind Turbines
225 kW	2nd Half 2010	Norwin	-
750 kW	2nd Half 2010	Norwin	-
1.5 MW	2nd Half 2010	Shenyang Huaren	-
2.0 MW	2nd Quarter 2010	W2E Technologies	-
2.7 MW	July 2009	Fuhrländer	-

Wind Turbine Components
Gear Boxes	3rd Quarter 2010	GE Drivetrain	GE Electronic
Rotor blades	2nd Half 2010	-	Jiangsu Miracle	(1)
Hubs	2nd Half 2010	-	Jiangsu Miracle	(1)
Nacelle Covers	2nd Half 2010	-	Jiangsu Miracle	(1)

(1)	Establishment of Jiangsu Miracle still pending final government approval

In addition to the manufacture and sale of our products, we assist our customers with delivery, installation, testing, service and maintenance of the turbines.

Manufacturing and Quality Control

Our wind turbine production plant in Shenyang, China consists of a 320,000 square foot production facility with production lines for the assembly of 2.7 MW, 2.5 MW, 1.5 MW, 750 kW and 225 kW series wind turbines, the technology we have licensed from Fuhrländer, Shenyang, Huaneng and Norwin. The plant has an annual capacity to produce a maximum of 300 units of our 2.7 MW series wind turbines and 420 units of our 750 kW and 225 kW series of wind turbines. We must produce our wind turbines in accordance to plans and specifications that we have acquired from our licensing partners. Accordingly, we currently purchase many of our components directly from the same suppliers employed by our licensing partners for our wind turbine assembly. We have also begun to implement procedures, including the establishment of a local joint venture with GE Electronic, to gradually source the manufacturing of key components for our wind turbines locally.

We expect to begin commercial production of 2.0 MW wind turbines in the United States in the second quarter of 2010. We intend to begin this production in a wind turbine manufacturing facility which we plan to rent after identifying a suitable facility and settling on commercially agreeable terms. We expect to commence construction of our own US facility, a 320,000 square foot wind turbine production facility with a total annual production capacity of 1.1 GW, in the second half of 2010 or first half of 2011. Our wind turbines produced in the United States will be supplied to our US$1.5 billion wind energy power plant in Texas and sold to other customers in the North and South American markets. See Item 3.D – “Key Information – Risk Factors – Risks related to our business – The development of our wind energy power plant project in Texas requires significant development work and capital and entails political risks,” to this Annual Report on Form 20-F for a discussion of the risks associated with the development of this project.

The designs on which our wind turbines are based have been reviewed by recognized certification bodies including but not limited to Risoe, Det Norske Veritas and/or Germanisher Lloyd. These institutions have certified that the design systems are in accordance with applicable standards, authority requirements and good engineering practice. In addition, we receive quality control assistance from and are able to draw upon the training, process and quality expertise provided by our licensing partners from Europe.

Components and Suppliers

We select our suppliers based on the quality, consistency, price and delivery of the raw materials which they supply. We purchase a wide variety of components for the manufacture of our wind turbines including gear boxes, generators, transformers, turbine blades, turbine frames, control systems, cables and chemicals. The following components generally account for a significant portion of the overall cost of our wind turbines:

Gearbox.

The gearbox is made almost entirely of steel and is the heaviest component in the wind turbine’s nacelle, which houses most of a wind turbine’s components. The gearbox accounts for approximately 11% to 15% of the cost of our wind turbines. The gearbox connects the low-speed shaft driven by the rotor blade to the high-speed shaft that drives the generator, enabling the generator to produce electricity. The gearbox contains a highly precise gearing system. Our key gearbox suppliers include foreign suppliers GE Drivetrain, Zollern and Winergy, and domestic suppliers Hangzhou Gearbox Co., Ltd., Chongqing Gearbox Co., Ltd. and Nanjing Gearbox Co., Ltd.

Generator.

The generator is connected to the gearbox and converts mechanical energy generated by the blade system into electrical energy. Wind turbine generators account for approximately 5% to 10% of the cost of our wind turbines. Our key wind turbine generator suppliers include foreign suppliers Winergy and VEM and domestic suppliers China Xiangtan Generator Co., Ltd.

Blade System.

The blade system is attached to the nacelle via the rotor shaft and rotates at an angular speed dependent on the power of the wind. Blades account for approximately 20% to 25% of the cost of our wind turbines. Our key blade system suppliers include foreign supplier LM, and domestic suppliers China Zhongfu Lianzhong Co., Ltd. and Zhonghang Huiteng Wind Power Equipment Co., Ltd.

Sources for component parts are well established and are sufficiently numerous to avoid serious future interruptions of production. We maintain sufficient inventory to enable us to provide a high level of service to our wind turbine customers. Our inventory levels, payment terms and return policies are in accordance with general practices associated with the wind energy industry in China.

The wind turbine components we source for our 2.7 MW wind turbines are based on advanced technology, and so we must import these components into China from Europe. These components are in high demand world wide and subject to scarcity and price escalation. We typically need to pay a deposit of 30% when we order them so we can secure these components. We view our gearbox assembly joint venture with GE Electronic as an important first step in enhancing our control of the supply chain and reducing costs for our key components. In addition to establishing a joint venture for gearboxes, we intend to identify strategic partners to establish additional joint ventures for the production of wind turbine generators and other key components in 2010.

Although we have yet to begin producing our smaller 750 kW and 225 kW series of wind turbines, we believe components for these will be easier to source and cheaper since they are mainly available in China. We also expect prices for components related to our smaller wind turbines to decrease as the supply of these components increases in the future.

As of the date of this Annual Report on Form 20-F, we had not experienced any cancellation of orders or default on the part of our suppliers. However, we may encounter sporadic interruptions by our suppliers. In addition, we could encounter price increases that we may not be able to pass on to our customers.

Marketing, Sales and Customer Support

We expect to target both domestic and international trade show opportunities with specific relevance to our wind turbine products to promote our wind energy business. Key members of our management, sales and marketing staff frequently attend trade shows, such as the American Wind Energy Association’s Windpower Conference and Exhibition. We believe our participation at these trade shows will allow us to broaden our customer base, particularly with respect to our more advanced technology wind turbine products, including our 2.7 MW turbines, which we produce in China, and our 2.0 MW turbines, which we expect to produce in the United States. In addition, we have established our own sales, marketing and customer support team for our wind turbine products. As noted above, we will also offer installation and testing services for our wind turbine customers.

Customers

We currently have supply contracts with two customers for the sale of our 2.7 MW wind turbines. These customers include Jihe Orient, for whom we are supplying 11 2.7 MW wind turbines for a US$90.5 million 49.5 MW wind farm in Inner Mongolia, and Datang Power, for whom we are supplying eight 2.7 MW wind turbines for a US$36.2 million 19.5 MW wind farm in Shandong Province. As of the date of this Annual Report on Form 20-F, we have sold ten 2.7 MW wind turbines for use in the 49.5 MW and 19.5 MW wind farm projects in Saiwusu, Inner Mongolia and Donggang, Shandong Province.

In December 2009, Shenyang Power Group entered into an agreement with USREG Wind, described in greater detail above, to establish a project company that will seek to own, design, develop, construct, manage and operate a US$1.5 billion wind energy power plant in Texas with a total nameplate capacity of 600 MW. The project company, Texas A Wind, was established in Delaware in December 2009. Under this agreement, we expect to be the exclusive manufacturer and supplier of wind turbines to the power plant, subject to Texas A Wind securing necessary project financing to purchase and pay for the turbines.

Solar Energy

We expanded our clean energy footprint into the rapidly growing solar energy industry by acquiring Evatech, a Japan-based company that designs and produces equipment that manufacture PV cells and solar panels. On September 16, 2009, we entered into a stock purchase agreement with Evatech to extend our product offerings to this complementary business and to take advantage of favorable government policies that are expected, among other benefits, to provide us a rebate of approximately 45% of the total purchase price of Evatech. We completed the acquisition on January 25, 2010 with our payment of the purchase price of $49.9 million in cash. With the completion of the acquisition, we plan to position ourselves as a solar equipment manufacturer as well as a supplier of PV cells and solar panels to capture the full range of market opportunities presented by China’s rapidly growing thin-film solar market.

Permits, Licenses and Government Approvals

We are required to hold certain permits and approvals for the construction, implementation and testing of our distributed power generation projects. In 2009, through our joint venture company, LICEG Ltd., in which we hold 90% of the ownership interest, we had the full right to use a Class A License held by LICEG, a construction company established by the Liaoning provincial government, which holds the remaining 10% interest.  In early 2010, we obtained ownership of the Class A License. It is currently in the process of being transferred from LICEG to LICEG Ltd. The Class A license, issued by the Ministry of Construction, includes a construction permit and design permit that allows us to undertake and construct various power systems, energy and infrastructure projects of any size in China and overseas. In addition, we also hold a Class B License, which allows us to undertake certain construction projects of a smaller size, as well as a PRC Overseas Project Contracting Business Qualification License, issued by MOFCOM, which allows us to undertake overseas construction projects. For our overseas projects, we hold the relevant local permits, licenses and approvals, and conduct our operations in compliance with local laws and regulations.

We are presently evaluating what licenses, permits, registrations and approvals may be required for (i) the manufacture and sale of wind turbines and related equipment from our planned facilities in the United States and (ii) the operation of the planned Texas wind farm. There are no material licenses or registrations required under PRC laws and regulations that are specific to our wind turbine business in China.

Competition

Renewable energy businesses, including our distributed power generation, wind and solar business operations, generally compete with other renewable energy sources on the basis of cost-efficiency while continually striving to achieve cost parity with conventional fossil fuel sources. Each one of our business segments operates in a separate industry with the following distinct competitive dynamic and factors.

Distributed Power Generation

Given the current NDRC and Ministry of Construction rules and regulations, we believe that the industry in which we compete is highly regulated because the parties engaged in the design, construction and testing of power generating stations must be licensed by the relevant governmental entities.  As such, we believe there is limited existing competition for our target market of distributed power generation systems and micro power grids ranging from 24 MW to 400 MW in China. The principal potential competition for our projects is from the many larger, state-owned Class A and B licensees that can also provide fully integrated, turn-key distributed power generation systems. Many of these companies have substantially greater manpower, capital and other resources that would make them formidable competitors in the distributed power generation business. However, while these companies have the ability to provide such products we believe most of these companies have focused on much larger central grid projects, such as generating stations of 1 GW or more. While it is possible that these companies could shift resources to smaller distributed power generation systems, we believe that the relatively small size of the projects in which we specialize makes the 24 MW to 400 MW project size unattractive to the large power companies.

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

Wind Power

Competition among wind energy participants in China is becoming increasingly intense with more domestic companies entering the market.  Our major domestic competitors include Sinovel Wind Co., Ltd., Dongfang Electric Corporation Limited, Xinjiang Goldwin Sci & Tech Co., Ltd., and Shanghai Electric Group Company Limited.  We anticipate that our primary competitors in China will continue to be domestic manufacturers, despite the removal in November 2009 of the requirement that large utility companies in China purchase a minimum of 70% of the value of turbines installed in local projects from domestic producers.

Chinese domestic wind turbine manufacturers have been shifting their production focus from kilowatt-grade turbines to megawatt grade turbines. Wind turbines currently produced in China largely range from 200 kW to 1.5 MW, with some production at the 2.0 MW level, which are all consumed domestically and to date have not been exported. As a recent entrant in this market, we will initially target more advanced technology in larger capacity turbines at the 2.7 MW grade. We believe that currently, there are no other producers of 2.7 MW grade wind turbines in China and that we will be able to compete effectively based on the technology we have licensed, relationships with our technology partners and the strategic relationships we are forming with wind turbine components companies both in China and overseas through our licensing partners in Europe. We plan to develop and construct a new production and assembly plant in the United States to supply advanced wind energy turbines to renewable energy projects throughout North and South America.

Research and Development

We work with our customers and suppliers to continuously improve and develop our distributed power generation construction and installation processes by refining our distributed power generation designs and streamlining our proprietary components, such as our automatic control systems.  We are working with various research institutions in the PRC that focus on wind power technologies and have formed joint research programs to improve our distributed power generation systems, and to develop and commercialize wind and other renewable energy technologies.  In addition, we have agreed with Norwin to establish a joint research and development facility in Shenyang to develop new wind turbine technology for both the China and international markets. We expect to sign a detailed agreement with Norwin related to the facility in the second quarter of 2010.

We believe that our industry-wide reputation for quality and our track record of seamless product implementation, coupled with our significant relationship with the Shenyang municipal government and leading Shenyang industrial companies, allowed us to form the Shenyang Power Group, or SPG, in 2009. SPG is an industry venture committed to pursuing large-scale electricity generation projects domestically and internationally.  We hold a 62% share in this venture, with other industrial companies holding the remaining shares. The Shenyang municipal government has provided seed capital and subsidies to facilitate the development of this venture. We believe that the Shenyang Power Group will enable us to refine our design and engineering processes, streamline our projects and enable us to develop business opportunities and secure additional project assignments in China and overseas.

Intellectual Property

Distributed Power Generation

Our distributed power generation business utilizes trade secrets and proprietary know-how, but does not generally utilize protected intellectual property such as patents, licenses and trademarks.  We do not believe that our competitive position is dependent solely on intellectual property protections, or that any business segment or operations as a whole are dependent.

Wind Power

Acquisition of Advanced Wind Turbine Technology

In February 2007, GaoKe Energy entered into a license agreement with Norwin that gave GaoKe Energy the exclusive rights to produce and sell Norwin’s 750 kW and 225 kW wind turbines in China. As part of the agreement with Norwin, Jinxiang was established in Shenyang, China in January 2008. The license agreement has a term of 20 years unless there is a substantial breach of the agreement. Under this agreement, Gaoke Energy agreed to make all payments to Norwin by no later than February 15, 2009. In January 2009, Norwin, GaoKe Energy, and Jinxiang entered into an agreement to transfer the original license agreement from GaoKe Energy to Jinxiang. The terms of the original agreement remain unchanged. As of the date of this Annual Report on Form 20-F, we have a remaining balance of $0.55 million to Norwin. However, Norwin has provided us written confirmation dated May 31, 2009 that the agreement we have with them remains valid. We expect to pay the remaining balance of $0.55 million to Norwin in the second half of 2010. We expect to begin production of Norwin’s 750kW and 225kW wind turbines in China in the second quarter of 2010.

In May 2007, GaoKe Energy entered into a license agreement with Fuhrländer, a German wind turbine manufacturer, that gave GaoKe Energy an exclusive right to sell and a non-exclusive right to produce Fuhrländer’s 2.5 MW series wind turbines in Liaoning and Hebei provinces of China and a nonexclusive right to produce and sell Fuhrländer’s 2.5 MW series wind turbines in nine other PRC provinces. As part of the agreement, Fuhrländer agreed to assist GaoKe Energy in developing a production facility that emulates Fuhrländer’s facility in Germany, which we have recently completed in Shenyang. Under the technology license, GaoKe Energy has the right to any advancements or improvements that Fuhrländer makes to its 2.5 MW series wind turbine without charge.

In January 2009, Fuhrländer, GaoKe Energy, and Ruixiang entered into an agreement to transfer the original license agreement from GaoKe Energy to Ruixiang. The terms of the original agreement remain unchanged, except that the wind turbine series was upgraded from 2.5 MW series of wind turbines to 2.7 MW series of wind turbines. As of the date of this Annual Report on Form 20-F, we have sold ten 2.7 MW wind turbines for use in 49.5 MW and 19.5 MW wind farm projects in Saiwusu, Inner Mongolia and Donggang, Shandong Province. There are certain disputes between the parties concerning payment and performance under this license agreement. The parties are in discussions to rectify this situation and are also currently negotiating an amendment to the license agreement to broaden the scope of our rights to use the technology licensed thereunder. There can be no assurance, however, that the parties will succeed in resolving the issues between them. If we are unable to rectify this situation, this could have a material adverse effect on our business and results of operation.

In July 2009, we entered into a technology transfer agreement with Shenyang Huaren, to use Shenyang Huaren’s proprietary technology to commercially produce and sell 1.5 MW wind turbines. As of the date of this Annual Report on Form 20-F filing, we have not any payments under our license agreement with Shenyang Huaren as no payments are yet due. We have received a majority of the technology transfer documents under the agreement and expect to produce the initial 1.5MW wind turbines in our Shenyang facility in the second half of 2010.

In January 2010, we entered into a technology license agreement with W2E Technologies GmbH, or W2E Technologies to manufacture, operate, service and sell advanced T8x 2.0 MW wind turbines. Under the license agreement, W2E Technologies granted us an exclusive right to manufacture, operate, service and sell its T8x 2.0 MW wind turbines in China and the United States beginning in January 2010. In addition, we have obtained non− exclusive rights to market these turbines in international markets outside of China and the United States. Under the technology license, during the term of the agreement, we have the right to any additional know-how in relation to the manufacturing, selling, erecting, commissioning, operating, maintaining and monitoring of the T8x 2.0 MW wind turbines without charge. As of the date of this Annual Report on Form 20-F, we have made all scheduled payments under our license agreement with W2E Technologies. We have received a majority of the technology transfer documents under the agreement and expect to begin commercial production of the 2.0MW wind turbines in the second quarter of 2010 in a rented wind turbine manufacturing facility in the United States. The license agreement runs perpetually unless there is an event of default by one of the parties or a voluntary termination by mutual consent of both parties.

We expect to begin commercial production of 2.0MW wind turbines in the United States in the second quarter of 2010. We intend to begin this production in a wind turbine manufacturing facility which we plan to rent after identifying a suitable facility and settling on commercially agreeable terms. We expect to commence construction of our own US facility, a 320,000 square foot wind turbine production facility with a total annual production capacity of 1.1 GW, in the second half of 2010 or first half of 2011. Our wind turbines produced in the United States will be supplied to our US$1.5 billion wind energy power plant in Texas and sold to other customers in the North and South American markets. For more information, see Item 3.D – “Key Information – Risk Factors – Risks related to our business – The development of our wind energy power plant project in Texas requires significant development work and capital and entails political risks.”

Regulation

The PRC government regulates the power industry in China, as well as laws related to renewable energy. This section summarizes the principal PRC regulations relating to our business.

Renewable Energy Law

The Renewable Energy Law of the PRC was issued on February 28, 2005 and effective in 2006, and amended with effect on April 1, 2010.  The Renewable Energy Law (as amended) requires power grid operators to buy electricity that should meet the relevant technical standards and be produced by qualified renewable energy generators. The Renewable Energy Law (as amended) also authorizes the competent department of energy under the State Council, in conjunction with the state power regulatory authority and the finance department under the State Council and in accordance with the national plan on renewable energy development and utilization, to ascertain the proportion of total domestic electricity to be generated by renewable energies within periods covered by the plan, to formulate specific measures on priority dispatching and purchases of electricity generated by renewable energies among electricity grid enterprises, and to supervise the annual implementation thereof. The NDRC carried out an official governmental review of the Renewable Energy Law of 2006 and promulgation of the Medium and Long -Term Development Plan for Renewable Energy, or the Development Plan, described below.  In addition, a variety of new environmentally-focused laws and policies have been proposed and/or passed by the PRC government.

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

The Development Plan

The NDRC promulgated the Development Plan on August 31, 2007.  The Development Plan relates to policies for the accelerated development of renewable energy during the “Eleventh Five-Year” period in China, or 2006 to 2010, as well as thereafter to 2020, and the various policies and regulations that have come into effect since 2005, such as the Renewable Energy Law, Administrative Regulations on Power Generation through Renewable Energy, Guidance Catalogue for the Development of the Renewable Energy Industry, and the Interim Regulations for Special Fund Management for Renewable Energy Development. For the “Eleventh Five-Year” period, renewable energy in China is expected to enter a stage of rapid development, bolstered by the support of the PRC central government.  Among the goals articulated in the Development Plan are providing lower-cost wind energy in China. Specific goals and expectations of the Development Plan, as revised by the “Eleventh Five-Year” Development Plan for Renewable Energy Development in 2008, include the following:

(1)           National total installed capacity of wind energy by 2010 of 10 GW, with approximately 30 100 MW or higher capacity wind farms and five GW-class wind power bases, with a focus on the northern and eastern regions of China  The actual rate of newly installed wind power capacity between 2007 and 2009 significantly exceeded the goals and expectations set forth in the Development Plan.  As of the end of 2009, installed wind power capacity in China reached approximately 25.1 GW, according to the PRC’s State Electricity Regulatory Commission.

(2)           National total installed capacity of wind power by 2020 of 30 GW with large-scale regional development of wind-energy projects involving an aggregate of over 2 GW of wind-energy in the provinces of Guangdong, Fujian, Jiangsu, Shandong, Hebei, Inner Mongolia, Liaoning and Jilin and the establishment of six GW-class wind power bases in Xinjiang, Gansu, Inner Mongolia, Hebei, Jilin and Jiangsu / Shanghai. Based on news reports from Xinhua, the official press agency of the  PRC government, it is now expected that installed wind power capacity in China may reach in excess of 100 GW by 2020.

Interim Regulations of Special Fund Management for Renewable Energy Development

The Special Fund Management for Renewable Energy Development, or the Special Fund, was established by National Ministry of Finance to support renewable energy development and utilization.  The fund may be used to provide finance support and subsidies on interest payment for loans. The fund provides free finance support mainly for companies or organizations that have weak-profits, are non-profit or are related to the public welfare.  The fund provides subsidiaries for loans primarily for companies or organizations which were in the Renewable Energy Industrial Catalog (which identifies the renewable energy technologies that will be supported by the PRC government), and which satisfy the credit conditions of the renewable energy projects.   Subsidies for loans are provided for periods of one to three years at rates not exceeding 3% per year.  Among the power generation of renewable energy, the special fund has mainly been used to support projects for wind energy, solar energy or ocean energy.

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

Wind Power Pricing and Content

In July 2009, the NDRC issued a new policy designed to increase the profitability of PRC wind farms by providing for fixed benchmark feed-in tariffs for new onshore wind farms established after August 1, 2009.  The benchmark feed-in tariffs, which are determined based on local project construction conditions and the availability of wind resources in the area in which the wind farm is established, range from a low of RMB0.51/kWh for high wind resource areas to RMB0.61/kWh for low wind resource areas.

Previously, NDRC regulations provided that a minimum of 70% of the value of the turbines installed in wind farm projects had to be manufactured in China. However, this localization provision was removed with the issuance of the “Notice on the Cancellation of Requirements for the Purchase of Domestically Produced Equipment for Wind Power Projects,” issued on November 25, 2009.

New Energy Law

A draft Energy Law for China has been drafted and submitted to the State Council. It is intended to be the basic energy law that will guide and co-ordinate other laws in China’s energy sector, thus acting as an overlay for other energy sector laws such as the Renewable Energy Law, Energy Conservation Law, Electric Power Law and their associated regulations and measures.  The draft Energy Law will cover all forms of primary energy, including renewable energy, as well as secondary energy products such as electricity and petrol.

The stated purposes of the draft Energy Law include:

•	creating a stable, economical, clean and sustainable energy supply and service system;

•	increasing energy efficiency;

•	ensuring energy security; and

•	promoting the coordinated development of energy, the economy and society.

The “guiding principles” of the draft Energy Law include several which are intended to reinforce the Renewable Energy law, such as:

•	sustainable development and resource conservation;

•	incentivized pricing policies for renewable energy and new energy; and

•	tax incentives to encourage the development and use of renewable and new energy.

Under the draft Energy Law, a national energy strategy will be established to guide the sustainable development of China’s energy resources and safeguard its energy security.  The strategy is intended to extend for a period of 20 to 30 years, subject to revision and amendment every five years.  Underlying this long-term national strategy will be five-year national energy plans and local energy plans, all of which must be consistent with the national energy strategy.

Article 5 of the draft Energy Law encourages renewable energy and low-carbon energy, in accordance with the Renewable Energy Law and China’s National Climate Change Program. It does not appear that the draft Energy Law is intended to make any substantive changes to the way in which the Renewable Energy Law operates. However, a company undertaking renewable energy projects will need to ensure that it complies with the draft Energy Law as well as the Renewable Energy Law and associated regulations.

Environmental Regulations

We are subject to various environmental laws and regulations set by the national, provincial and municipal governments in China, including regulations on water pollution, waste discharge, hazardous substances and noise. Our projects and manufacturing facilities are normally required to undergo an environmental impact assessment by qualified third parties, and a report of the assessment needs to be submitted to the relevant environmental authorities in order to obtain their approval before commencing construction. With respect to our distributed power generation projects and wind power projects in China, our customers are generally responsible for undertaking the necessary environmental impact assessment before their projects are approved. Although we are not responsible for undertaking these assessments, delays in their completion can affect the timing of our projects. Upon completion of each project or facility, the relevant environmental authorities inspect the site to ensure the applicable environmental protection requirements have been complied with, and the approval before their projects are approved presented together with other specified documents to the relevant construction administration authorities for their recording. We believe that we are in compliance in all material respects with all environmental protection laws and regulations of the PRC.

Insurance

Our business segments are insured up to the requisite minimum amount as required by the relevant PRC laws and regulations. Pursuant to what we believe to be industry custom, we do not carry business interruption or casualty insurance, nor any insurance for property, plant or equipment. We maintain primary and excess liability insurance, as well as customary workers compensation and other insurance in accordance with the relevant PRC laws and regulations. See Item 3.D, “Key Information - Risk Factors - We have limited business insurance coverage in China,” to this Annual Report in 20-F. We believe our insurance coverage is adequate for our operations.

C.           Organization and Structure

We are a holding company organized under the laws of the British Virgin Islands and conduct all of our business through our indirectly held operating subsidiaries. We own 100% of the equity interest in Head Dragon Holdings, a Hong Kong holding company, that, in turn, owns 100% of GaoKe Energy, a PRC company and our principal operating subsidiary,  that, in turn, owns 51% of GaoKe Design,  a PRC company and an operating subsidiary.   Jinxiang Lu, our Chairman and Chief Executive Officer, owns 36% of GaoKe Design and his wife, Haixue Yu, owns the remaining 13%. GaoKe Energy also owns 90% of a PRC co-op joint venture company, LICEG Ltd.  LICEG owns the other 10% of this joint venture company. For more information, see Item 4.A – “Information on the Company – History and Development of the Company – Corporate structure summary,” of this Annual Report on Form 20-F.

In addtion, we also own 100% of Easy Flow Limited, a Hong Kong holding company, that, in turn, owns 100% of Ruixiang, a PRC company that engages in the production of wind turbines, and 80% of Jinxiang, a PRC company that engages in the production of wind turbines. Of the remaining ownership interest in Jinxiang, 15% is owned by Norwin A/S and 5% is owned by Mr. Antos Glogowski, an independent consultant. The following diagram sets forth our current organizational structure as of the date of this Annual Report:

A-Power Energy Generation Systems, Ltd.
(British Virgin Islands)
100%
100%
Head Dragon Holdings Limited
(Hong Kong)
Easy Flow Limited
(Hong Kong)
Offshore
Onshore
(China)
100%
80%[3]
100%
Liaoning GaoKe Energy Group Company Limited
("GaoKe Energy")
Shenyang (Jinxiang) Gold Luck Electric Power Equipment Co., Ltd
("Jinxiang")
Shenyang (Ruixiang) Lucky Wind Power Equipments Co., Ltd. ("Ruixiang")
51%[1]
90%[2]
100%
Liaoning GaoKe (High-Tech) Energy Saving and Thermoelectricity Design Research Institute
("GaoKe Design")
Liaoning International Construction and Engineering Group Limited
("LICEG Ltd.")
2%
2%
Shenyang Longxiang Wind Power Technologies Limited
("Longxiang")
100%[4]
54%[5]
100%
Shenyang Yixiang Wind Power Equipment Limited
("Yixiang")
Offshore
4%
Shoulong Energy Co. Ltd.
("Shoulong")
25%[7]
Shenyang Power Group Ltd.
("Shenyang Power Group")
GE Drivetrain Technologies (Shenyang) Co. Ltd.
("GE Drivetrain")
49%[6]
Texas A Wind LLC
("Texas A Wind")
100%
EVATECH Co., Ltd.
("Evatech")

1. The other shareholders of GaoKe Design are Jinxiang Lu (36%) and his spouse, Haixue Yu (13%).
2. The other shareholder of LICEG Limited is LICEG (10%).
3. The other shareholders of Jinxiang are Norwin (15%) and Antos Glogowski (5%).
4. Shoulong is an offshore company incorporated in Thailand.
5: The other shareholders of Shenyang Power Group Ltd. include Shenyang Darui Investment Management Company Ltd. (20%), LICEG Ltd. (4%), Shenyang Boiler Manufacturing Co., Ltd. (4%), Shenyang Shengshi Medium and Hi-Pressure Valve Co. Ltd. (4%), Shenyang HuiCheng Cable Co., Ltd. (4%), Northern Heavy Industries Group Co., Ltd. (2%), Shenyang Blower Works Group Co., Ltd. (2%) and Shenyang Electric Machine Co., Ltd. (2%).
6: The other shareholder of Texas A Wind is US REG Wind (51%). Texas A Wind is an offshore company incorporated in the US.
7: The other shareholder of GE Drivetrain Technologies (Shenyang) Co. Ltd. is GE Electronic (China) Co. Ltd.

D.           Property, Plant & Equipment

Our principal executive offices are located in the Tiexi District in Shenyang, China, where we own an approximately 9,300 square meter building and the rights to use the land on which the building is located until March 2048. We also own two other buildings, one of which is located at No. 64, Huanghai Road, Shenyang, China and is approximately 3,423 square meters.  The other is located at No. 35, South Six East Road, Shenyang, China and is approximately 3,486 square meters. These buildings house our administrative offices, sales and marketing offices, research and development facilities and design offices. Private ownership of land is not allowed in mainland China. Rather, entities acquire the right to use land for a designated term.

We leased five additional office locations in China that total approximately 2,606 square meters of office space. These facilities house administrative personnel, sales and marketing staff, research and development staff and design staff. The expiration of these leases range from three to five years and we feel we will be able to renew these leases or move to other locations at rates that are similar to the rates we are currently paying. We believe that our existing office facilities are adequate to conduct our current and foreseeable future business operations.

In 2008, we acquired long-term land rights to approximately 29,730 square meters in Shenyang to construct our new wind turbine production facility. Our rights to use this land expire in 2058.  In November 2009, we completed construction of this production facility and auxiliary facilities on this land.

In September 2009, our joint venture with GE Electronic commenced construction of a production and assembly plant in Shenyang to supply gearboxes for 2.5 MW and 2.7 MW wind turbines. We expect to complete construction of this facility in the second quarter of 2010.

For our properties above, we did not have any material environmental issues that would affect our use of the property, plant and equipment.  In addition, there were no major encumbrances.

Currently, we plan to develop and construct a new production and assembly plant in the United States to supply advanced wind energy turbines, including our W2E licensed 2.0 MW wind turbines, to renewable energy projects throughout North and South America. Upon completion, we expect the facility to be 320,000 square feet with a total annual production capacity of 1.1 GW.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this Annual Report on Form 20-F. This Annual Report on Form 20-F contains forward-looking statements. See “Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided in Item 3.D, “Key Information - Risk Factors,” of this Annual Report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

Overview

A-Power Energy Generation Systems, Ltd. (“A-Power” or the “Company”), formerly known as China Energy Technology Limited, was established under the laws of the British Virgin Islands (“BVI”) on May 14, 2007, as a subsidiary of China South Chardan Acquisition Corporation (“Chardan”).  Its purposes were to merge with Chardan and to hold a 100% interest in Head Dragon Holdings Limited (“Head Dragon”) upon the completion of a reverse acquisition transaction with recapitalization.

We are an engineering, procurement and construction, or EPC, services company in China dedicated to the power industry. We are primarily engaged in providing onsite distributed power generation systems and micro power grids for industrial companies. We commenced the production of wind turbines in 2007 based on wind turbine technology licensed from our strategic licensing partners in Europe and China. In the first quarter of 2010, we acquired Evatech, a Japan-based designer and producer of equipment for the manufacturing of PV cells and solar panels.

Factors Affecting Our Results of Operation

Generating capacity requirements of the customer and the complexity of the solution needed to meet its needs

The revenue associated with a distributed power generation project is affected by the generating capacity requirements of the customer and the complexity of the solution needed to meet its needs. For our distributed power generation business, we recognize revenue on a percentage of completion basis. Because integrated contracts started in one fiscal year are often completed in the following fiscal year, the revenue recognized in a particular year is not, by itself, the best indicator of whether our business is expanding. For more information, see Item 3.D – “Risk Factors – Risks related to our business – Our revenue from our distributed power generation business segment depends on gaining new customers and project contracts, and we do not have long-term purchase commitments from our customers,” of this Annual Report on Form 20-F.

Limited amount of distributed power generation customers at a given time

Currently and historically, we have only had a limited amount of projects for a certain number of customers that are in process at any time. Thus, our revenues have historically resulted, and are expected to continue in the near future to result, primarily from performing individual contracts in our power distribution generation and micro-grid system business that, once completed, typically produce only a limited amount of ongoing revenue for maintenance and other services. In addition, customers may change or delay or terminate orders for products without notice for any number of reasons, such as force majeure or seasonality factors that are unrelated to us. As a result, in order to maintain and expand our business, we must be able to replenish the orders in our pipeline on a continuous basis. However, it is difficult to predict whether and when we will receive such orders or project contracts due to the lengthy and complex bidding and selection process, which is affected by factors that we do not control, such as market and economic conditions, financing arrangements, commodity prices, environmental issues and government approvals.

Further, we may not be experience delays or failures in receiving payments and therefore our revenues and profits may be reduced. Further, our results of operations may fluctuate from quarter-to-quarter and year-to-year depending on whether and when we receive such orders or project contracts, as well as the commencement and progress of work under such contracts. It is also possible that some of our potential customers could choose the products of our competitors instead, any number of whom may supply products with larger generating capacity than products which we produce. Should they do so, or if any of the foregoing risks materialize, we could suffer a significant and material decline in our revenues and profitability.

Revenue recognition for wind turbines

Sales of wind turbines involve the provision of multiple elements. For wind turbine sales, a determination must be made whether the contract or arrangement contains more than one unit of accounting. An arrangement is separated if: (1) the delivered elements have value to the customer on a stand-alone basis; (2) there is reliable evidence of the fair value of the undelivered elements; and (3), if the arrangement includes a general right of return relative to the delivered elements, delivery or performance of the undelivered elements isconsidered probable and substantially in the control of the Company. If all three criteria are fulfilled, the appropriate revenue recognition convention is then applied to each separate unit of accounting. Generally, the total arrangement consideration is allocated to the separate units of accounting based on their relative fair values. Reliable fair values are sales prices for the component when it is regularly sold on a stand-alone basis, third-party prices for similar components or, under certain circumstances, cost plus, an adequate business specific profit margin related to the relevant element. If the three criteria are not met, revenue is deferred until such criteria are met or until the period in which the last undelivered element is delivered. The amount allocable to the delivered elements is limited to the amount that is not contingent upon delivery of additional elements or meeting other specified performance conditions. For multiple element contracts where there is no vendor specific objective evidence (“VSOE”) or third-party evidence that would allow the allocation of an arrangement fee amongst various pieces of a multi-element contract, fees received in advance of services provided are recorded as deferred revenues until additional operational experience or other VSOE becomes available, or until the contract is completed.

We recognize wind turbine manufacturing revenue under the guidance found in ASU 2009-13 Multiple-Deliverable Revenue Arrangement. The manufacture of wind turbines comprises three stages: (a) manufacture; (b) installation; and (c) quality assurance and warranty. These three stages constitute separate units of accounting. We recognize 90% of manufacture stage revenue when we complete manufacture of our turbines and receive notice of customer acceptance. We recognize installation stage revenue after we complete installation of our turbines and receive notice of customer acceptance. We defer recognition of 10% of wind turbine manufacture revenue, which is recognized on a straight-line basis over a quality assurance and warranty period of 18 months following execution of contracts associated with the sale of our wind turbines. In the fiscal year ended December 31, 2009, we recognized total revenue from our wind turbine operations of US$32.7 million, consisting primarily of revenue recognized for the manufacture of ten 2.7 MW wind turbines.

Seasonality

We do not experience seasonality with regard to demand for our distributed power generation system projects. However, a majority of our distributed power generation system projects are in Northeast China, where we typically experience a slow down, and sometimes a complete halt, of our project developments due to inclement weather conditions in that region from December to March.  We recognize revenue on our distributed power generation system projects on a percentage completion basis and thus, during the first fiscal quarter, we typically experience a slow down in operations and revenue recognition.  In addition, unpredicted harsh climate conditions, or stormy weather could produce unexpected slowdowns during the winter months beyond our typical anticipated slowdowns related to seasonality.  As we develop more projects in Southern China and in other areas of Southeast Asia, we expect our slow downs in the winter months to have less of an impact on our project schedules and results of operations. The majority of our wind turbine business is not affected by seasonality, although, the provision of transportation and installation services can be affected by weather-related constraints.

PRC Policies

PRC governmental policies could materially affect our operations or shareholders.  For information regarding those policies, see Item 3D, “Key Information – Risk Factors – Risks Related to Doing Business in China – Changes in the PRC’s economic, fiscal, monetary or political policies or factors could materially affect, directly or indirectly, the Company’s operations or shareholders” and Item 4C, “Information on the Company – Business Overview – Regulation,” to this Annual Report on Form 20-F.

Description of Key Line Items

Revenue

We currently derive revenue from the following sources:

•
Design and general contracting services for distributed power generation projects, where our subsidiary GaoKe, provides an end-to-end solution to develop distributed power generation and micro power grid systems, generally referred to as integrated contracts and construction projects, where we undertake international power and infrastructure projects and constructs various power systems, energy and infrastructure projects of any size. Our revenue in 2009 from design and general contracting services for distributed generation projects was $261.0 million.

•	Wind Turbine Production, where we manufacture wind turbines at our facility in Shenyang, China. We are currently able to produce 2.7 MW, 2.5 MW, 1.5 MW, 750 kW and 225 kW turbines for our customers. In China, we are focusing our efforts on producing advanced 2.7 MW wind turbines. As an early entrant into the market for the larger more advanced wind turbine units in China, we believe we can fulfill the demand for these units by leveraging our licensed technology. Our revenue in 2009 from wind turbine assembly was $32.7 million.

•	Construction of infrastructure, industrial buildings, and residential real estate properties through our subsidiary LICEG Ltd. Our revenue in 2009 from this construction business was $17.4 million.

The Company derives its revenue primarily from contracts for the design of, and general contracting services for, distributed power generation systems which may require anywhere from twelve to twenty-four months to complete. Revenue on these contracts is recognized using the percentage of completion method of accounting, provided that sufficient progress has been made on the contracts such that costs to complete the contracts can be reasonably estimated.

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

Wind turbine revenues involve the provision of multiple elements. For wind turbine sales, a determination must be made whether the contract or arrangement contains more than one unit of accounting. An arrangement is separated if (1) the delivered elements have value to the customer on a stand-alone basis, (2) there is reliable evidence of the fair value of the undelivered elements and (3), if the arrangement includes a general right of return relative to the delivered element(s), delivery or performance of the undelivered elements are considered probable and substantially in the control of the Company. If all three criteria are fulfilled, the appropriate revenue recognition convention is then applied to each separate unit of accounting. Generally, the total arrangement consideration is allocated to the separate units of accounting based on their relative fair values. Reliable fair values are sales prices for the component when it is regularly sold on a stand-alone basis, third-party prices for similar components or, under certain circumstances, cost plus, an adequate business specific profit margin related to the relevant element. If the three criteria are not met, revenue is deferred until such criteria are met or until the period in which the last undelivered element is delivered. The amount allocable to the delivered elements is limited to the amount that is not contingent upon delivery of additional elements or meeting other specified performance conditions. For multiple element contracts where there is no VSOE or third-party evidence that would allow the allocation of an arrangement fee amongst various pieces of a multi-element contract, fees received in advance of services provided are recorded as deferred revenues until additional operational experience or other VSOE becomes available, or until the contract is completed.

We recognize wind turbine manufacturing revenue under the guidance found in ASU 2009-13 Multiple-Deliverable Revenue Arrangement. The manufacture of wind turbines comprises two stages: (a) manufacture and (b) installation. These two stages constitute separate units of accounting. We recognize 90% of manufacture stage revenue when we complete manufacture of our turbines and receive notice of customer acceptance. We defer recognition of 10% of wind turbine manufacture revenue, which is recognized at the end of the quality assurance and warranty period of 18 months following execution of contracts associated with the sale of our wind turbines. In the fiscal year ended December 31, 2009, we recognized total revenue from our wind turbine operations of US$32.7  million, consisting of revenue recognized for the manufacture of ten 2.7 MW wind turbines. We recognize installation stage revenue consistent with the construction segment service recognition policy.

Cost of Sales and Business Taxes

For our distributed generation business, cost of revenues primarily consists of sub-contract cost, equipment cost and other costs. We design our distributed power generation projects, and typically subcontract their construction and installation to approved third-party subcontractors under our oversight, and conduct testing on completed projects prior to turning them over to our customers. We assign some of these obligations under our contract to these subcontractors. The cost incurred by the subcontract vendor is called the sub-contract cost. Equipment costs consist primarily of equipment used in our construction projects such as boilers, steamer steel, cement producers and dust catchers. Other costs mainly include design fees, labor costs (including workers' salaries, bonuses, travel and business development expenses), depreciation, equipment utilization fees warranty and manufacturing overhead costs. For our wind turbine business, cost of revenues primarily consists of components costs of wind turbines and additional costs including transportation, duty and taxes, material supplies and manufacturing overheads. Components costs consist primarily of turbine gear boxes, generators, transformers, rotor blades, mainframes, control cabinets and towers. Additional costs consist primarily of transportation, duties and taxes (as most of the components for our wind turbines are sourced offshore) and warranty costs.

Selling, General and Administrative Expense

Selling expenses for all businesses consist primarily of travel, business development, business promotion fees and other sales and marketing expenses. General and administrative expenses for all businesses mainly include payroll and employee welfare benefits, travel and other expenses of administrative departments, such as planning and financial, information systems and human resources, and stock-based compensation costs.

We adopted our 2007 Equity Plan in January 2008. We have reserved 2,000,000 shares of our common shares for issuance pursuant to awards granted under the 2007 Equity Plan and have granted a total of 1,592,939 options under the plan as of December 31, 2009, amounting to compensation costs of $1.6 million.  As of March 31, 2010, no additional options were granted, under the 2007 Equity Plan. For a description of the share options granted, including the exercise prices and vesting periods thereof, see Item 6.E., “ Directors, Senior Management and Employees – Share Ownership – 2007 Equity Plan .” In accordance with the accounting standard, “Accounting for Stock-Based  Compensation”, we are required to recognize share-based compensation as compensation expense in our statement of operations based on the fair value of equity awards on the day of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service to us in exchange for the equity award . For share options granted to our employees, we measure share-based compensation based on the grant-date fair value of the equity instrument issued, which is recognized as compensation expense over the requisite service period, with a corresponding addition to equity. We determine the grant-date fair value of employee share options using the Black-Scholes option-pricing model. The share-based compensation is recorded to General and Administrative Expenses.

Other Expenses (Income)

Our other expenses (income) generally consists of interest expense, interest income and finance costs. In 2009, our other expenses (income) also consisted of costs related to the issuance of the convertible notes and related accounting for warrants and subsequent share conversions and make-whole payments and inducements.

Accounting Principles Recently Adopted

In October 2009, the FASB issued new accounting standards that revised the guidance for “Multiple-Deliverable Revenue Arrangements”. The new standard requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The amendments eliminate the residual method of revenue allocation and require revenue to be allocated using the relative selling price method. This guidance should be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company has adopted this new accounting guidance in the year ended December 31, 2009.

In July 2009, the FASB issued “FASB Accounting Standards Codification”, as the single source of authoritative nongovernmental U.S. GAAP. The Codification is effective for interim and annual periods ending after September 15, 2009. All existing accounting standards are superseded as described in SFAS 168. All other accounting literature not included in the Codification is non-authoritative. Therefore, beginning with the 20F filing for December 31, 2009, all references made by the Company to GAAP in the consolidated financial statements will be the new codification numbering system.  The Codification does not change or alter existing GAAP and therefore, does not have any impact on the Company’s consolidated financial statements.

In December 2007, the FASB issued new accounting guidance “Business Combinations” which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquirer and the goodwill acquired. It also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. The adoption on January 1, 2009 of this standard did not have a material impact on the Company’s consolidated financial statements.

In December 2007, the FASB issued new accounting guidance, “Noncontrolling Interests in Consolidated Financial Statements”. This guidance establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. It also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. The adoption on January 1, 2009 of this standard resulted in changes to our presentation for noncontrolling interests and did not have a material impact on the Company’s results of operations and financial condition.

In March 2008, the FASB issued new accounting guidance, “Disclosures about Derivative Instruments and Hedging Activities”. It requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit risk related contingent features in derivative agreements. The adoption on January 1, 2009 of this standard did not have a material impact on the Company’s consolidated financial position or results of operations.

In April 2008, the FASB issued new accounting guidance, “Determination of the Useful Life of Intangible Assets.” This guidance is intended to improve the consistency between the useful life of a recognized intangible asset under the previous guidance for Goodwill and Other Intangible Assets and the period of expected cash flows used to measure the fair value of the asset when the underlying arrangement includes renewal or extension of terms that would require substantial costs or result in a material modification to the asset upon renewal or extension. Companies estimating the useful life of a recognized intangible asset must now consider their historical experience in renewing or extending similar arrangements or, in the absence of historical experience, must consider assumptions that market participants would use about renewal or extension as adjusted for some entity-specific factors. The adoption on January 1, 2009 of this standard did not have a material impact on the Company’s consolidated financial statements.

In May 2008, the FASB issued new accounting guidance, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)”. This guidance requires the issuer of certain Convertible Debt instruments that may be settled in cash (or other assets) on conversion to separately account for the liability (debt) and equity (conversion option) components of the instrument in a manner that reflects the issuer's non-Convertible Debt borrowing rate. Such separate accounting also requires accretion of the resulting discount on the liability component of the debt to result in interest expense equal to an issuer’s non-Convertible Debt borrowing rate. In addition, the guidance provides for certain changes related to the measurement and accounting related to derecognition, modification or exchange. The adoption on January 1, 2009 of this standard did not have a material impact on the Company’s consolidated financial statements.

In September 2008, the FASB issued new accounting guidance “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities”. It addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing income per share under the two-class method. This guidance establishes that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. The adoption on January 1, 2009 of this standard did not have a material impact on the Company’s consolidated financial statements.

In April 2009, the FASB issued new accounting guidance “Recognition and Presentation of Other-Than-Temporary Impairments”, which provides operational guidance for determining other-than-temporary impairments (“OTTI”) for debt securities. This standard is effective for interim and annual periods ending after June 15, 2009. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In April 2009, the FASB issued new accounting guidance, “Determining Fair Value When Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”. It provides guidance on how to determine the fair value of assets and liabilities when the volume and level of activity for the asset/liability has significantly decreased. It also provides guidance on identifying circumstances that indicate a transaction is not orderly. In addition, it requires disclosure in interim and annual periods of the inputs and valuation techniques used to measure fair value and a discussion of changes in valuation techniques. Since the volume and level of activity for the assets or liabilities of the Company have not decreased and there are no transactions identified as not orderly, the adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In May 2009, the FASB issued new accounting standard, “Subsequent Events”. The standard provides general guidelines to account for the disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. These guidelines are consistent with current accounting requirements, but clarify the period, circumstances, and disclosures for properly identifying and accounting for subsequent events. The standard is effective for interim periods and fiscal years ending after June 15, 2009. The adoption of this standard did not have a material impact on the Company's consolidated financial statements.

Recent Accounting Pronouncements

In June 2009, the FASB issued new accounting guidance that amended the consolidation guidance for variable interest entities. The new guidance addresses the need for reconsideration of whether an entity is a variable interest entity, requires additional qualitative considerations about the determination of the primary beneficiary of variable interest entities and prescribes disclosures about variable interest entities. This guidance is effective for the Company beginning January 1, 2010. The Company is currently evaluation the potential impact of adopting this statement on its financial position and results or operations.

In August 2009, Accounting Standards updated the guidance for Measuring Liabilities at Fair Value. It becomes effective for the Company on January 1, 2010. This amendment provides additional guidance on how companies should measure liabilities at fair value. While reaffirming the existing definition of fair value, this guidance introduces the concept of entry value into the determination of fair value. Entry value is the amount an entity would receive to enter into an identical liability. Under the new guidance, the fair value of a liability is not adjusted to reflect the impact of contractual restrictions that prevent its transfer. It is expected that the adoption of this new guidance will have no material effect on the Company’s financial statements.

A.	Operating Results

Comparison of Years Ended December 31, 2009 and 2008.

Revenues

For the year ended December 31, 2009, total revenues amounted to $311.3 million, an increase of $46.4 million or 17.5%, from $264.9 million for the year ended December 31, 2008. For the year ended December 31, 2009, total revenues consists of $261.1 million from distributed power generation, $32.8 million from wind turbine business and $17.4 million from LICEG Ltd. This compares with $256.8 million from distributed power generation, nil from wind turbine business and $8.1 million from LICEG Ltd., for the year ended December 31, 2008. The increase in revenues from 2008 to 2009 was primarily due to revenue from our wind turbine business earned in 2009, in the amount of $32.8 million as no wind turbine revenue was earned in 2008. In December, 2009, the company sold a total of ten sets of wind turbines to Inner Mongolia Wulate Houqi Oriental Wind Power Company Ltd. (“Inner Mongolia”) and Rizhao Hengyuan Wind Power Company Ltd. (“Rizhao”).

Revenue earned from our distributed power generation in 2009 is consistent with the revenue from such business in 2008, with a slight increase of $4.3 million, or 1.7%.  This slight increase was mainly due to the fact that six projects were completed in 2009 while only four projects were completed in 2008. The decrease in the growth of our revenue in the distributed power generation business for the year ended December 31, 2009 (when revenues in this business increased by $4.3 million over 2008) and the year ended December 31, 2008 (when revenues in this business increased by $104.2 million over 2007) is attributable to the general economic slowdown in 2009 which resulted in fewer new projects being started in 2009. The lower number of projects commenced in 2009, in particular, impacted the growth of our revenues in the distributed power generation business.

In the year ended December 31, 2009 LICEG Ltd. completed ten construction projects compared with nine in 2008. As of December 31, 2009, eleven projects were in process compared with nine projects in process in 2008. In addition, the average contract price of projects LICEG Ltd. worked on in 2009 was $1.6 million comparing to $0.8 million in 2008, which resulted directly in the significant increase in revenue of LICEG Ltd. during the year ended December 31, 2009 compared to 2008.

Cost of Sales and Business Taxes

The total cost of sales and business taxes for the year ended December 31, 2009 was $260.2 million, an increase of $32.2 million, or 14.1%, over the same period in the prior year. For the year ended December 31, 2009, total cost of sales and business taxes consisted of $219.1 million from distributed power generation, $24.1 million from wind turbine business and $17.0 million from LICEG Ltd. This compares with $221.1 million from distributed power generation, nil from wind turbine business and $6.9 million from LICEG Ltd., for the year ended December 31, 2008. This increase in cost of sales and business taxes was due to the increased business activity reflected in our increased revenues. This increase of 14.1% in cost of revenues is generally consistent with the 17.5% increase in revenues. The cost of the ten sets of wind turbines sold to Inner Mongolia and Rizhao was $24 million.

Gross margin

As a percentage of total revenues, the overall gross margin was 16.4% for the year ended December 31, 2009 compared to 13.9% for the year ended December 31, 2008. The improvement in gross margin of 2.5% is attributable to the 26.4% gross margin from our wind turbine business, partially offset by a 15.5% gross margin from our distributed power generation construction business. Compared with the year ended December 31, 2008, gross margin from distributed power generation business increased 1.6%, mainly attributed to the higher efficiency derived from experience that we gained from constructing larger contracts. The gross margin of LICEG Ltd. was 2.3% for the year ended December 31, 2009, compared with 14.8% for 2008. This decrease in gross margins between 2009 and 2008 is attributable to price reductions made by LICEG Ltd. for its construction services during 2009 in response to deteriorating economic conditions.

Selling, general and administrative expenses

Selling, general and administrative expenses mainly include payroll and employee welfare benefits, travel and other expenses of administrative departments, such as planning and financial, information systems and human resources, and stock-based compensation costs.

Selling, general and administrative expenses amounted to approximately $12.8 million for year ended December 31, 2009, an increase of approximately $4.1 million, or 47.6%, compared to approximately $8.7 million in the year ended December 31, 2008. For the year ended December 31, 2009, total selling, general and administrative expenses consisted of $4.5 million from distributed power generation, $1.3 million from wind turbine business and $0.6 million from LICEG Ltd., and $6.4 million expenses related to corporate operating expenses. This compares with $3.8 million from distributed power generation, $0.5 million from wind turbine business, $0.5 million from LICEG Ltd. and $3.9 million related to corporate operating expenses for the year ended December 31, 2008. As a percentage of revenues these expenses increased from 3% for the year ended December 31, 2008 to 4.1% for the year ended December 31, 2009. The increases are mainly attributable to stock-based compensation expense in the amount of $1.6 million in 2009 compared to $0.8 million in 2008; depreciation and amortization in the amount of $1.6 million in 2009 compared to $0.3 million in 2008; professional fees and related expenses associated with our Company being listed on the NASDAQ in the amount of $2.3 million in 2009 compared to $1.6 million in 2008.

Income from operations

Income from operations amounted to $38.2 million for the year ended December 31, 2009, an increase of approximately $9.2 million, or 31.8%, from $29.0 million for the year ended December 31, 2008 . This was the net result of increases of $46.4 million in total revenues, $32.2 million in cost of revenues and of $4.1 million in general and administrative expenses. As a percentage of total revenue, the operating income for the year ended December 31, 2009 was 12.3% compared to 10.6% for the year ended December 31, 2008.

Other expenses (Income)

Finance costs and interest costs

Finance costs and interest costs (not including interest costs attributable to the Convertible Debt) increased by approximately $0.5 million to $0.6 million for the year ended December 31, 2009 from $0.2 million for the year ended December 31, 2008.

Other income

Other income consisted of miscellaneous income from non-operating activities. For the year ended December 31, 2009, other income decreased by approximately $0.5 million to approximately $0.4 million, compared to other income of approximately $1.0 million for the year ended December 31, 2008. The other income for the year ended December 31, 2009 mainly came from gain on fixed assets disposal, partially offset by loss on investment on GE Drivetrain.

Expenses relating to Accounting for the Convertible Debt

On June 19, 2009, the Company entered into a securities purchase agreement with certain accredited investors (the “Buyers”).  Under the agreement, the Company agreed to issue Senior Convertible Notes due on June 19, 2014 (the “Convertible Debt”) and warrants (the “Warrants”) to purchase common shares for an aggregate purchase price of $40.0 million. The transaction closed on June 22, 2009.

The aggregated expenses relating to the Convertible Debt for the year ended December 31, 2009, totaling $53.0 million, is comprised of  $2.3 million of accretion expenses on the Convertible Debt, $11.6 million relating to the change in fair value of warrants from the date of issue to December 31, 2009, $25.6 million relating to the change in fair value of the embedded derivative instrument, $9.9 million of make-whole amount paid on conversion and $3.4 million representing the fair value of inducements issued to Buyers to convert.

The Convertible Debt bore interest at an initial rate of 3% per annum, which was scheduled to increase each year up to a maximum of 12% per annum, payable quarterly, at the Company’s option, in cash or common shares. The initial conversion price of the Convertible Debt was $10.637 per common share, subject to full ratchet anti-dilution protection until June 19, 2011 and thereafter subject to weighted average anti-dilution protection. In addition, 1,504,184 five-year Warrants were granted with an initial strike price of $10.637 per common share, subject to full ratchet anti-dilution protection until June 19, 2011 and thereafter subject to weighted average anti-dilution protection.

Both the Warrants and embedded derivative associated with the convertible debt meet the definition of a derivative instrument according to the standard, “Accounting for Derivative Instruments and Hedging Activities” and are recorded as a derivative instrument liabilities and periodically marked-to-market.  The fair value of the Warrants and embedded derivative on inception were determined to be $6.2 million and $19.8 million, respectively, using the Cox-Rubinstein-Ross Binomial Lattice Model (“Binomial Model”) with the following assumptions: expected life 5 years, expected volatility – 59%, risk free interest rate – 2.8890% and dividend rate – 0%.

After allocating the gross proceeds to the fair value of the Warrants and the embedded derivative instrument, the remaining proceeds were allocated as the initial carrying value of the Convertible Debt.  The amount is accreted to its face amount at maturity using the effective interest method. The effective interest rate was determined to be 29.68%.

In early December 2009, convertible notes of totaling $2.5 million were converted into 235,030 common shares at the conversion price of $10.637. A make whole payment in an aggregate amount of $0.6 million was paid in common shares in lieu of cash at the end of December 2009.

On December 30 and 31, 2009, the Company entered into Conversion Agreements with the remaining holders of the Convertible Debt which converted the outstanding principal amount of $37.5 million and accrued interest of $0.5 million under the Convertible Debt agreement, together with a make-whole payment in the amount of $9.3 million, into an aggregate of 4,582,561 common shares of the Company using a conversion price per share set at $10.212, which is 96% of the original conversion price of the Convertible Debt of $10.637.  The common shares issuable upon conversion are freely tradable by the Buyers and the shares issuable upon exercise of the warrants have been registered for resale under the Securities Act of 1933, as amended.

Income Tax Provision

The income tax provision for the year ended December 31, 2009 was $1.8 million, compared to an income tax provision of $0.07 million for the year ended December 31, 2008. The increase was primarily attributed to income tax incurred from our wind turbine business. In 2009 our wind turbine business was subject to a 25% income tax provision. An aggregate of $3.7 million in income tax was declared to the local tax bureau, $1.6 million of which was considered as deferred tax assets. In 2008, no such provision was required as the wind turbine business had no sales.

GaoKe Energy, our major operating subsidiary, became a Foreign Invested Enterprise under PRC regulations in August 2006, qualifying it for a full income tax exemption from PRC income tax for two years starting with the year ending December 31, 2007 and a 50% exemption from PRC income tax for three years starting with the year ending December 31, 2009. However, no tax provision has been provided for Gaoke Energy for 2009 because Gaoke Energy was able to obtain a full income tax exemption for 2009 from local tax authorities. The 2009 tax provision is provided for Gaoke Design, Ruixiang and LICEG Ltd.

Noncontrolling interest

Noncontrolling interest includes the share of profit or loss allocated to other parties’ interests in GaoKe Design, Jinxiang and Shenyang Power Group. Noncontrolling ownership interests in GaoKe Design, Jinxiang and Shenyang Power Group were 49%, 20% and 38%, respectively, for the year ended December 31, 2009, compared with 49%, 20% and nil, respectively, for the year ended December 31, 2008.

Noncontrolling interest decreased by approximately $0.2 million to $0.2 million for the year ended December 31, 2009 from $0.4 million for the year ended December 31, 2008. This decrease was attributable to a decrease in noncontrolling interest of 20% in Jinxiang and 38% in Shenyang Power Group.

Net (Loss) income

For the year ended December 31, 2009, our net loss amounted to approximately $16.7 million, a decrease of $45.2 million, or 158.5%, compared to net income of $28.5 million for the year ended December 31, 2008. The decrease in net income from the prior year was due to an increase in other expenses (income) in the amount of $53.8 million and increased general and administrative expenses in the amount of $4.1 million. This decrease was offset by a $14.2 million increase in gross margin from operations including $53.0 million of expense relating to the Convertible Debt.

Foreign currency translation adjustment and comprehensive income

For the year ended December 31, 2009, we recorded a loss on foreign currency translation of approximately $0.1 million, compared to a gain of $4.6 million for the year ended December 31, 2008, attributable primarily to appreciation of the RMB against the U.S. dollar. As a result, our comprehensive loss for the year ended December 31, 2009 was $16.8 million, compared to comprehensive income of $33.1 million for the year ended December 31, 2008.

Comparison of Years Ended December 31, 2008 and 2007.

Revenues

For the year ended December 31, 2008, total revenues amounted to $264.9 million, an increase of $112.4 million or 73.7%, from $152.5 million for the year ended December 31, 2007. For the year ended December 31, 2008, total revenues consists of $256.8 million from distributed power generation and $8.1 million from LICEG Ltd. This compares with $152.5 million from distributed power generation and nil from LICEG Ltd. for the year ended December 31, 2007. The increase from 2007 to 2008 was primarily due to continued growth in our core distributed power generation business and the relatively larger size of projects under construction in 2008 compared to 2007.  In 2008, there were fifteen contracts in progress, compared to ten contracts in 2007. The average size of the projects under construction in 2008 was approximately $45.5 million, an increase of $3.2 million or 7.6%, from $42.3 million in 2007.

Cost of sales and business taxes

The total cost of revenues for year ended December 31, 2008 was $228.0 million, an increase of $96.0 million, or 72.7%, over in the same period in 2007. For the year ended December 31, 2008, total cost of sales and business taxes consists of $221.1 million from distributed power generation and $6.9 million from LICEG Ltd. This compares with $132.0 million from distributed power generation and nil from LICEG Ltd. for the year ended December 31, 2007. The increase in cost of revenues and business taxes was due to the increased business activity reflected in our increased revenues. This increase of 72.7% in cost of revenues and business taxes is generally consistent with the 73.7% increase in revenues described above. The 1% difference is attributable to the higher average size of the integrated contracts performed in 2008, which generally have a 0.5% to 1.0% higher margin than smaller contracts due to economies of scale.

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

Selling, general and administrative expenses

Selling, general and administrative expenses mainly include payroll and employee welfare benefits, traveling and other expenses of administrative departments, such as planning and financial, information systems and human resources.

Selling, general and administrative expenses amounted to approximately $8.7 million for year ended December 31, 2008, an increase of approximately $5.2 million, or 149.9%, compared to approximately $3.5 million in the year ended December 31, 2007. For the year ended December 31, 2008, total selling, general and administrative expenses consisted of $3.8 million from distributed power generation, $0.5 million from LICEG Ltd., $0.5 million from wind turbine business, and $3.9 related to corporate operating expenses. This compares with $0.8 million from distributed power generation, nil from LICEG Ltd., and $2.7 million related to corporate operating expenses for the year ended December 31, 2007. As a percentage of revenues these expenses increased from 2.3% for the year ended December 31, 2007 to 3.3% for the year ended December 31, 2008, due to the addition of consulting fees and related expenses associated with our Company becoming a public company listed on the NASDAQ on January 22, 2008 and related ongoing compliance costs.

Income from operations

Income from operations increased by approximately $11.1 million, or 70.0%, from $17.1 million for the year ended December 31, 2007 to $28.2 million for the year ended December 31, 2008. This was the net result of increases of $112.3 million in total revenues, $96.0 million in cost of revenues and of $5.2 million in general and administrative expenses. As a percentage of total revenue, the operating income for the year ended December 31, 2008 was 10.6% compared to 11.2% for the year ended December 31, 2007. The decrease in operating income as a percentage of total revenues was due mainly to an increase in general and administrative expenses resulting from the higher expenses associated with becoming a public company in 2008 and related ongoing compliance costs.

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

Income tax provision

The income tax provision for the year ended December 31, 2008 was $0.1 million, compared to an income tax provision of $0.2 million for the year ended December 31, 2007. GaoKe Energy, which contributed 99.8% of our 2007 revenue, became a Foreign Invested Enterprise under PRC regulations in August 2006, qualifying it for a full income tax exemption from PRC income tax for two years starting with the year ending December 31, 2007 and a 50% exemption from PRC income tax for three years starting with the year ending December 31, 2010.

Noncontrolling interest

Noncontrolling interest includes the share of profit or loss allocated to other parties’ interests in GaoKe Design and Jinxiang. The noncontrolling ownership interest of GaoKe Design was 49% for the year ended both December 31, 2008 and December 31, 2007, resulting in noncontrolling interest of approximately $0.4 million for the year ended December 31, 2008, compared with $0.04 million for the year ended December 31, 2007. This increase was mainly attributable to a noncontrolling interest increase of 20% in Jinxiang and an increase in the net income in GaoKe Design in 2008.

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

B.	Liquidity and Capital Resources

Historically, we have financed our operations through cash flows from operations, bank loans and from a combination of debt and equity financings.

            As of December 31, 2009, the Company had current assets of $258 million out of total assets of $355 million, including cash and cash equivalents of $166.5 million (not including restricted cash of $13.4 million), accounts receivable of $12.5 million, prepayments, deposits and other receivables of $52.5 million, inventory of $10.3 million, and costs and estimated earnings in excess of billing on uncompleted contracts of $3 million. Our total liabilities amounted to $102.7 million and total equity amounted to $252.6 million. Our current ratio, which is defined as current assets divided by current liabilities, is approximately 2.51 as of December 31, 2009.

Following A-Power’s acquisition of Head Dragon Holdings on January 18, 2008, a cash amount of approximately $31.7 million of the net proceeds from Chardan’s initial public offering in August 2005 was released to us.

In February 2008, A-Power sent out redemption notices to all of the holders of its issued and its outstanding callable common shares purchase warrants. Majority of the warrants were originally issued by Chardan in August 2005. As a result of the merger of Chardan into A-Power, the warrants were exercisable into shares of A-Power common shares. Approximately 11,866,303 of the 11,881,270 warrants that were then issued and outstanding were exercised at a price of $5.00 per warrant. The gross proceeds received by A-Power from this redemption were approximately $59.3 million.

On June 18, 2009, we entered into a securities purchase agreement with certain accredited investors (the “Buyers”).  Under the agreement, we agreed to issue Senior Convertible Notes due on June 19, 2014 (the “Convertible Debt”) and warrants to purchase common shares for an aggregate purchase price of $40 million. The transaction closed on June 22, 2009. In early December 2009, Convertible Debt totalling $2.5 million was converted into 235,030 common shares at the conversion price of $10.637. A make whole payment in the amount of $0.6 million were paid in common shares in lieu of cash at the end of December 2009. On December 30 and 31, 2009, we entered into conversion agreements with the holders of the remaining Convertible Debt which converted the outstanding principal amount of $37.5 million and accrued interest of $0.5 million under the Convertible Debt, together with a make-whole payment in the amount of $9.2 million, into an aggregate of 4,582,559 of our common shares using a conversion price per share set of $10.212, which is 96% of the original conversion price of the Convertible Debt of $10.637.  The common shares issuable upon conversion of the Convertible Debt and upon exercise of the Warrants have been registered for resale under the Securities Act.

On July 28, 2009, the Company entered into a short-term loan agreement totaling $7,324 (RMB 50,000,000) with Shanghai Pudong Development Bank to finance its short term capital requirements. The loan bears interest at 5.841% per annum and due for repayment on July 27, 2010.

In September and October, 2009, the Company entered into three separate foreign currency forward contracts totaling $12.5 million (Euro 8.5 million) to hedge certain of its foreign currency cash flow exposures in the inventory purchase transactions with Fuhrlander, a German supplier in wind business segment. The contracts fixed the exchange rate between Euro and RMB at exchange rates between 10.11 to 10.231. The contracts mature on April 20, 2010, April 23, 2010, and September 24, 2010. In connection with these contracts, the Company recorded a loss on foreign currency forward contracts of $516,000 at December 31, 2009. No such forward exchange contracts existed in 2008.

  On September 16, 2009, the Company signed an agreement to acquire 100% of Evatech of Kyoto, Japan, a 22-year-old designer and manufacturer of industrial equipment for liquid crystal displays (LCDs), plasma display panels (PDPs) and amorphous-silicon (a-Si) photovoltaic (PV) panels. The total purchase consideration was $49.9 million, to be paid in cash, on closing. On January 25, 2010, the acquisition closed and the Company paid $49.9 million.

On December 16, 2009, Shenyang Power Group entered into an Joint Venture Agreement (the "LLC Agreement") with USREG Wind, a Delaware limited liability company.  USREG Wind is indirectly jointly owned and controlled by US Renewable Energy Group, an investment and consulting firm, and Cielo, a U.S. wind energy project developer.  Under the LLC Agreement, Shenyang Power Group and USREG Wind have agreed to establish, co-own and co-manage a Delaware limited liability company (the “Project Company”) that will own, design, develop, construct, manage and operate a wind energy power plant to be located in Texas with a total planned nameplate capacity of 600 MW (the "Project"). Shenyang Power Group owns a 49% interest in the Project Company following a capital contribution of $36.6 million cash, and USREG Wind owns a 51% interest in the Project Company following its transfer of certain rights in land and other Project rights to the Project Company. We paid the full capital contribution in the amount of $36.6 million on February 12, 2010. Under the LLC Agreement, our indirect wholly-owned subsidiary, Ruixiang, is designated exclusive manufacturer and supplier of turbines to the power plant and our indirect wholly-owned subsidiary Liaoning GaoKe Energy is designated the contractor for the project.  This project is expected to cost approximately $1.5 billion, a portion of which is designated for wind turbine purchases. The parties will be seeking to obtain financing from third-party lenders for most of the cost of this project.  The development, financing, construction and operation of the project entails numerous risks, and we cannot assure you that the project will secure the financing necessary to purchase and pay for the turbines to be provided by Ruixiang or the construction services to be provided by GaoKe energy or that all final land or land rights, permitting and transmission rights and capacity will be obtained.  All such financing and rights must be obtained for the project to commence commercial operations, generate revenue and achieve economic success.

On January 21, 2010, the Company entered into a securities purchase agreement with certain institutional investors pursuant to which we sold such investors 5,777,932 of our common shares at a price of $14.37 per share, together with two series of warrants to purchase an additional 2,888,968 shares.  2,099,823 of the warrants are exercisable at $16.90 per share and the remainder are exercisable at $16.91 per share.  All of the warrants will be initially exercisable six months after January 21, 2010 and will remain exercisable for a five-year period thereafter. The gross proceeds of the offering (which closed on January 21, 2010) were $83 million.

We believe that cash expected to be generated by operations, as well as cash on hand of $166 million, the net proceeds of the Company’s $83 million equity financing in January 2010, and anticipated rebates from the PRC and Chinese local governments in the amount of $22 million (which we have applied for) related to our acquisition of Evatech, will be sufficient to meet our short term operational and capital expenditure requirements, and meet our working capital needs for at least the next 12 months, based on our current expectations.

As described in Section 5.F. Tabular Disclosure of Contractual Obligations, these short-term operational and capital expenditures include $235.2 million committed for 2010 to sub-contractors, suppliers, joint venture partners, our technology partners and others.  In the first three months of 2010 we spent $49.9 million in cash on the acquisition of Evatech and contributed $36.6 million to Texas A Wind, the project company for our Texas wind farm project, in return for our interest in that entity.

We also anticipate additional capital expenditures of approximately $100 million starting in 2010, principally to support the planned construction of our US wind turbine manufacturing facility, which will produce wind turbine for our US$1.5 billion wind energy power plant in Texas as well as other customers in North and South America. Our wind turbine facility in the United States will likely be financed by available cash from operations, bank debt, and/or issuance of equity and/or debt instruments or some combination of some or all of the foregoing.  See Item 3D, "Key Information – Risk Factors - Risks Related to Our Business – The development of our wind energy power plant in Texas requires significant development work and capital and entails political risks” for a discussion of the issues and risks involved in expanding our wind business in the United States and “Risks Related to Our Business – Our distributed power generation and wind turbine business will require significant amounts of working capital.  If we or our customers  cannot satisfy these working capital requirements, the growth and development of our business could suffer materially” for a discussion of the risks involved in our failing to obtain sufficient working capital for the expansion of our businesses. We expect other capital expenditures for our US$1.5 billion power plant to be financed in part by the PRC government and in part by the government of the United States of America, although no assurance can be given as to the availability of funding from either of these sources.

Any equity and/or debt, if offered and issued, will likely be for an amount substantially greater than current working capital and capital needs. We presently anticipate that any such excess would be used for future working capital needs and potential capital projects.

We cannot, however, predict the amount or timing of our need for additional funds under various circumstances, such as: significant business development transactions; new product development projects; changes to our capital structure; acquisition opportunities. or other factors that may require us to raise additional funds through borrowings, or the issuance of debt, equity or equity-linked securities. In addition, certain contingent events, such as future commitments and joint venture agreements, if realized, could have a material adverse impact on our liquidity and capital resources. The continuing uncertainty in the credit and capital markets may limit our access to additional funding or affect the pricing thereof.

We presently conduct our operations through subsidiaries in China, and cash generated by our subsidiaries is a major source of funding for our operations. See Item 3D, "Key Information – Risk Factors - Risks Related to Doing Business in China - We are a holding company that depends on dividend payments from our subsidiaries for funding" for a discussion of how our holding company structure and Chinese regulations may affect our ability to access those funds

Comparison of Years Ended December 31, 2009 and 2008

Net cash provided by operating activities totalled $64.4 million for the year ended December 31, 2009, an increase of $86.7 million compared to net cash used in operating activities of $22.3 million for the year ended December 31, 2008. The increase resulted primarily from non-cash items of $56 million related to the accounting for the Convertible Debt issuance and conversion discussed earlier. The non-cash items consist of: (i) $11.5 million from the change in fair value of the Warrants; (ii) $25.6 million from the change in fair value of embedded derivatives; (iii) $2.3 million from accretion expenses on Convertible Debt; (iv) $ 9.9 million from make-whole amount paid on conversion of the Convertible Debt; and (v) $3.4 million being the fair value of inducement issued to the Buyers on conversion of the Convertible Debt. There were no such non-cash items in the year ended December 31, 2008. In addition, the non-cash item of stock-based compensation, amortization and future income tax recovery in the amounts of $1.6 million, $1.6 million and ($1.9 million), respectively, was $0.4 million higher than the comparable amounts in 2008.

The following details the changes in the operating assets and liabilities:

•	$7.4 million increase in accounts receivable;

•	$0.9 million increase in costs and estimated earnings in excess of billings on uncompleted contracts;

•	$28.6 million decrease in prepayments, deposits and other receivables;

•	$1.6 million increase in inventory;

•	$5.7 million increase in accounts payable and accrued liabilities;

•	$3.3 million decrease in customer deposits;

•	$0.9 million increase in billings in excess of costs and estimated earnings on;

•	$3.0 million increase in income and business taxes payable; and

•	$1.4 million increase in unearned revenue.

The increase in accounts receivable was due to a delayed payment from a distributed power project customer. The increase in costs and estimated earnings in excess of billings on uncompleted contracts was due to an increase in revenue recognized as a percentage of completion in excess of billings of several projects of LICEG Ltd. The decrease in prepayments, deposits and other receivables was mainly due to the decrease of $12.0 million in prepayments to our wind turbine suppliers in 2009, and the decrease in deposits paid to our distributed power generation vendors as a cash conservation measure. The increase in inventory was due to increased purchases of wind turbine components in anticipation of market demand for wind turbines, for which assembly had not yet commenced as of December 31, 2008. The increase in accounts payable and accrued liabilities was due to a delay of payment to vendors in line with our cash conservation measures. The increase in customer deposits was due to larger contract deposits that were received during 2009 for a higher number and average size of contracts being performed compared to a lesser amount of contract deposits received during 2008. The increase in billings in excess of costs and estimated earnings was due to actual work progress of several projects such as Suihua new energy being less than amounts charged by vendors on settlement progress of projects. The increase in tax payable was due to the tax payable from the wind turbine business at a rate of 25% for 2009. The increase in unearned revenue was attributable to billings in excess of revenue recognized in the wind turbine business.

Net cash used in investing activities was $39.5 million for the year ended December 31, 2009, compared to $14.8 million for the year ended December 31, 2008. This increase of $24.7 million was mainly attributable to $8.2 million increase in restricted bank balances as a guarantee of short term loan and $2.5 million increase in long term investment as a result of our capital injection in GE Drivetrain. In addition, purchases of property, plant and equipment in 2009 was $23.6 million compared to $6.1 million in 2008; payments on deposit of intangible assets in 2008 were $6.5 million compared to almost nil in 2009; purchase of intangible assets in 2009 was $1.3 million compared to $3.8 million in 2008; construction in progress in 2008 was $17.7 million compared to nil in 2009; loans to third parties was $1.4 million in 2009 compared to $8.9 million in 2008; liabilities assumed from A-Power in 2008 were $1.0 million compared to nil in 2009. The increase in net cash used in investing activities was largely offset by 31.7 million cash received from Chardan upon recapitalization in 2008. (no such cash was received in 2009)

Net cash provided by financing activities amounted to $96.9 million for the year ended December 31, 2009, compared to $43.5 million for the year ended December 31, 2008. The increase of $53.4 million was attributable to $37.1 million in net proceeds from our issuance of convertible notes; $35.5 million of proceeds from issuance of common shares; proceeds from short term bank loans in the amount of $20.4 million during 2009; and $4.0 million received from a shareholder. For the year ended December 31, 2008, we received $59.3 million on the issuance of share capital, offset by repayments of bank loans in the amount of $1.0 million and notes payable of $15.0 million.

Comparison of Years Ended December 31, 2008 and 2007

Net cash used in operating activities totaled $22.3 million for the year ended December 31, 2008, a decrease in positive cash flow by $43.4 million compared to $21.1 million in the prior year. This decrease resulted primarily from an increase in net income of $28.5 million, increase in non-cash expenses of $1.3 million and the following changes in the operating assets and liabilities:

•	$13.3 million decrease in accounts receivable;

•	$2.1 million increase in costs and estimated earnings in excess of billings on uncompleted contracts;

•	$66 million increase in prepayments, deposits and other receivables;

•	$8.6 million increase in inventory;

•	$3.6 million decrease in accounts payable and accrued liabilities;

•	$10.5 million increase in customer deposits;

•	$3.9 million increase in billings in excess of costs and estimated earnings on; and

•	$0.3 million increase in income and business taxes payable.

The decrease in accounts receivable was due to our enhanced ability of receivable collections. The increase in costs and estimated earnings in excess of billings on uncompleted contracts was due to all revenue recognized on uncompleted contracts having been billed as of December 31, 2007, which was not the same case as of December 31, 2008. The increase in prepayments, deposits and other receivables was due to an increase on substantial advances to our major project suppliers, with more construction contracts signed in 2008. The increase in inventory was due to purchase of parts for wind equipment, though assembling had not yet commenced by December 31, 2008. The decrease in accounts payable and accrued liabilities was due to the timing of payments to vendors. The increase in customer deposits was due to larger contract deposits that were received during 2008 for a higher number and average size of contracts being performed compared to a lesser amount of contract deposits received during 2007. The increase in billings in excess of costs and estimated earnings on was because all billed revenue had been recognized as revenue as of December 31, 2007, which is not the same case as of December 31, 2008. The increase in tax payable was due to the increase in revenue and net income in 2008.

Net cash used in investing activities was $14.8 million for the year ended December 31, 2008, compared to net cash used in investing activities of $4.6 million for the year ended December 31, 2007. The cash used in investing activities for the year ended December 31, 2008 consisted of $6.1 million for purchase of property, plant and equipment, $6.6 million for deposits on licenses for wind turbine technology, $17.7 million for construction in progress on our wind turbine production facility, $1.0 million for liabilities assumed from A-Power, $8.9 million loan to third parties, $31.7 million cash received from Chardan, $2.6 million in restricted cash and $3.8 million for purchase of land use rights . The cash from investing activities during the year ended December 31, 2007 consisted of $0.5 million for purchase of property, plant and equipment and $4.1 million for deposits on licenses for wind turbine technology.

Net cash flows provided by financing activities amounted to $43.4 million for the year ended December 31, 2008 and net cash provided by financing activities amounted to $10.0 million for the year ended December 31, 2007. For the year ended December 31, 2008 cash flow from financing activities consisted of proceeds from share capital of $59.33 million, repayment of note payable of $15.0 million, repayment of a bridge loan to the former shareholders of Head Dragon of $0.12 million and repayment of bank loan of $1.01 million. For the year ended December 31, 2007 cash flow from financing activities consisted of proceeds from share capital of $2.9 million, proceeds from notes payable of $14.3 million, repayment of related party note payable of $7.3 million, repayment of a related party loan of $0.01 million and proceeds from payment made by shareholder of $0.2 million.

Working Capital

Our working capital increased by approximately $58.7 million to $155.5 million as of December 31, 2009, compared to $96.8 million as of December 31, 2008.

Total current assets at December 31, 2009 amounted to $258.2 million, an increase of approximately $111.9 million compared to $146.3 million at December 31, 2008. The increase was primarily attributable to an increase in the amount of cash, including cash received upon issuance of $40.0 million aggregate principal amount of Convertible Debt in June 2009 and wind turbine business revenue which was invoiced and received in the amount of $34.2 million, as well as our cash conservation efforts described above.

Total current liabilities at December 31, 2009 amounted to $102.7 million, an increase of approximately $53.1 million compared to $49.6 million at December 31, 2008. This increase is primarily attributable to growth in our business resulting in an overall increase in accounts payable and accrued liabilities of $7.4 million relating to amounts owing to our contractors; $1.4 million increase in unearned revenue as a result of billings in excess of recognized revenue on wind turbine business (there was no unearned revenue in 2008); $3.3 million increase in income and business taxes payable attributable to income tax imposed on the wind turbine business; $17.8 million increase in warrants liabilities issued in conjunction with $40 million Convertible Debt; and $20.3 million in bank loans, an aggregate of $7.3 million of which was required for daily business operations and an aggregate of $13.0 million of which was required for hedging foreign exchange. No such loans were outstanding in 2008.

Our current ratio decreased to 2.51 at December 31, 2009 from 2.95 at December 31, 2008. This decrease in our current ratio was primarily due to the $17.8 million warrant liability offset by growth of 2009 current assets at a faster rate than the growth of current liability, attributable to an increase in cash.

Critical accounting policies

We prepare our financial statements in conformity with U.S.GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the financial reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their applications places the most significant demands on our management’s judgment.

Revenue recognition. Revenues were generated from the design and construction of new energy or renewable energy power stations, micro-power networks, infrastructure, industrial buildings, and residential real estate properties.  The contracts for the design and construction of customized energy systems and networks are legally enforceable binding agreements between the Company and its customers.  Performance of these contracts often will extend over long periods, and the Company’s right to receive payments depends on its performance in accordance with these contractual agreements.  The duration of contracts varies from several months to 18 months or more.  The operating cycle of the Company is determined by a composite of many individual contracts in various stages of completion and is measured by the duration of the average time intervening between the acquisition of materials or service entering the construction process and the substantial completion of contracts.

Revenue for the construction segment is recognized using the percentage of completion method of accounting, in accordance with the accounting standard, “Accounting for Construction Contracts and Certain Production-Type Contracts”.  Revenue recognition is based on an estimate of the income earned to date based on percentage of completion, less income recognized in earlier periods.  Estimates of the degree of completion of a contract are based on the actual direct costs incurred to date compared with the expected total direct contract costs.  Direct costs include, but are not limited to, direct labor, equipment rent, subcontracting, direct materials, and direct overhead incurred after the receipt of a contract.  General and administrative expenses are accounted for as period costs and are, therefore, not included in the percentage of completion calculation.  The progress of subcontractors is evaluated on a monthly basis in a construction progress report generated by a Company project manager and verified by representatives of the subcontractor and of the Company.

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

Wind turbine revenues involve the provision of multiple elements. For wind turbine sales, the Company determines whether the contract or arrangement contains more than one unit of accounting. An arrangement is separated if: (i) the delivered element(s) has (have) value to the customer on a stand-alone basis; (ii) there is reliable evidence of the fair value of the undelivered element(s); and (iii), if the arrangement includes a general right of return relative to the delivered element(s), delivery or performance of the undelivered element(s) is (are) considered probable and substantially in the control of the Company. If all three criteria are fulfilled, the appropriate revenue recognition convention is then applied to each separate unit of accounting. Generally, the total arrangement consideration is allocated to the separate units of accounting based on their relative fair values. Reliable fair values are sales prices for the component when it is regularly sold on a stand-alone basis, third-party prices for similar components or, under certain circumstances, cost plus, an adequate business specific profit margin related to the relevant element. If the three criteria are not met, revenue is deferred until such criteria are met or until the period in which the last undelivered element is delivered. The amount allocable to the delivered elements is limited to the amount that is not contingent upon delivery of additional elements or meeting other specified performance conditions. For multiple element contracts where there is no VSOE or third-party evidence that would allow the allocation of an arrangement fee amongst various pieces of a multi-element contract, fees received in advance of services provided are recorded as deferred revenues until additional operational experience or other VSOE becomes available, or until the contract is completed.

Warranty costs. For our distributed generation business, customers typically withhold payment of 5% of each invoice amount from the Company as security for performance of any additional work that may be required during the warranty period following contract completion.  This withheld amount is recorded on the balance sheet as an asset in accounts receivable.  The warranty period typically consists of one year beginning on the date of the customer’s initial acceptance of the completed project.  After the completion of the warranty period, the customer pays the retained amount to the Company, less any amount used for additional contract costs.  Historically, no additional costs have been necessary during the warranty period, and all amounts withheld by customers have been paid in full at the expiration of the warranty period.   Therefore, the Company records the entire withheld amount as accounts receivable during the period without any allowance for bad debts.

For our wind turbine manufacturing business, maintenance of the component will be mainly responsible for component vendor. As the manufacturer of wind turbine, the warranty cost mainly includes the post customer telephone support, the labor cost and travelling and entertainment expense for post customer technician.

Inventory. Inventory is comprised of raw materials and low value consumables, work-in-progress, and finished goods.   Inventories are stated at the lower of cost or market based on weighted average method.  Work-in-progress represents the costs of inventory for manufacturing projects which have been initiated in accordance with specific contracts with customers but have not been completed.  The Company makes provisions for estimated excess and obsolete inventory based on its periodic reviews of inventory quantities on hand and forecasts of product demand and production requirements from its customers.  The Company writes down inventories for not saleable, excess, or obsolete raw materials, work-in-process, and finished goods by reducing cost of sales for the amount of the write-down.  As of December 31, 2009, all inventory was classified as raw materials and goods in transit and was recorded at cost with no write-downs to date.  Shipping and handling costs are included in the inventory balance and are allocated to the related inventory. As of December 31, 2009, all inventory came from the wind turbine business.

Deferred tax. The Company uses the liability method of accounting for income taxes, in accordance with the accounting standard “Accounting for Income Taxes”.  Under this method, deferred income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Income tax assets and liabilities are measured using enacted tax rates expected to apply to income in the years in which those temporary differences are expected to be recovered or settled.  The effect of a change in tax rates on income tax assets and liabilities is reflected in operations for the period in which the change occurs.  Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company adopted the provision of the interpretation, “Accounting for Uncertainty in Income Taxes”, on January 1, 2007.  As of December 31, 2009, the Company did not have any accrued interest or penalties associated with any unrecognized tax benefits, and no related interest expense was recognized during the year.  The Company does not believe there will be any material changes in its unrecognized tax positions over the next 12 months.  The Company’s effective tax rate differs from the national statutory rate primarily due to non-deductible expenses, temporary differences, and preferential tax treatment for GaoKe Energy.

Stock-based compensation. The Company accounts for share-based compensation for employees and directors using the modified prospective method of accounting, in accordance with the accounting standard, “Accounting for Stock-Based Compensation.”  In accordance with the accounting standard, share-based payment transactions with employees, such as share options, are measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period, with a corresponding addition to equity.  The Company determines the grant-date fair value of employee share options using the Black-Scholes option-pricing model.

Impairment of long-lived assets. The Company assesses the impairment of long-lived assets held for use whenever events or changes in circumstances indicate that the carrying value may not be fully recoverable, in accordance with the accounting standard, “Accounting for the Impairment or Disposal of Long-Lived Assets”.  When the carrying value is not recoverable from undiscounted future cash flows, an impairment loss is recorded in the amount of the difference between carrying value over fair value. The Company has assessed that no significant impairment of its long-lived assets held for use exists as of December 31, 2009 and 2008.

Fair value of financial instruments. Effective January 1, 2008, the Company adopted the standard, "Fair Value Measurements," which provides a framework for measuring fair value under GAAP. As defined in the standard, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that the Company believes market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable.

The Company primarily applies the market approach for recurring fair value measurements and endeavors to utilize the best available information. Accordingly, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company is able to classify fair value balances based on the observability of those inputs.

The standard establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy defined by the standard are as follows:

Level 1 - Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives, listed equities and U.S. government treasury securities.

Level 2 - Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category include non-exchange-traded derivatives such as over the counter forwards, options and repurchase agreements.

Level 3 - Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management's best estimate of fair value from the perspective of a market participant. Level 3 instruments include those that may be more structured or otherwise tailored to customers' needs. At each balance sheet date, the Company performs an analysis of all instruments subject to the standard and includes in Level 3 all of those whose fair value is based on significant unobservable inputs.

C.	Research and Development, Patents and Licenses, Etc.

Research and Development

As a high-technology engineering services company, GaoKe’s business and long-term development rely heavily on its research and development capabilities to improve its existing distributed power generation and micro power grid systems and to develop and commercialize new “green” energy technologies. In 2007, 2008, 2009, the Company, through its GaoKe subsidiary, expensed $315,552, $143,930 and $380,634 respectively, on research and development. For additional information, please see “Item B－ Business Overview － Research and Development,” to this Annual Report on Form 20-F.

            For more information on our licensing arrangements with our wind turbine suppliers, see Item 4.A－ “Information on the Company – History and Development of the Company – Our Wind Energy Business Operations - Easy Flow,” to this Annual Report on Form 20-F.

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

As part of our overall wind energy business strategy, we acquired technical know-how from both Fuhrländer for its 2.7 MW wind turbine and Norwin for its 750 kW and 225 kW wind turbines. We commenced production of 2.7 MW wind turbine in June 2009 in our newly constructed wind turbine production facility in Shenyang, China.  With the PRC government’s recent increased focus on and incentives for wind power generation, we expect that there will be more participants in the wind energy business.  As wind turbine producers in China increase their production capacity, we expect downward pressure domestically on the prices of wind turbines, especially given that many of the customers developing wind farms are large state-owned power companies with strong bargaining positions.  Many of our competitors in China produce wind turbines at the 750 kW to 1.5 MW range. While we will need to develop a strategy to address increased competition in the PRC wind turbine market, we expect that our 2.7 MW wind turbines will remain competitive in the short-and medium-term since we are early entrants in this higher capacity wind turbine class in China. Due to the relative scarcity of manufacturers of 2.7 MW wind turbines in China, we believe there will be less downward pressure on the prices of these larger turbines in the PRC market.

While the demand for wind turbines is very strong in China, the availability of adequate components continues to constrain the industry’s ability to satisfy market demand. We believe the achievement of our desired growth in the domestic Chinese wind energy business will be determined by a number of factors, including:

•	availability of key components for 2.7 MW wind turbines;

•	adequate production capacity to fill customer orders on schedule;

•	ability to produce wind turbines that are free of technical flaws; and

•	ability to provide varied customized wind energy solutions for customers.

We plan to build our presence in the international market in a cost-effective manner which we expect will begin with the commercial production of 2.0MW wind turbines in the United States, which we expect will occur in the second half of 2010. We expect to begin this production in a wind turbine manufacturing facility which we plan to rent after identifying a suitable facility and settling on commercially agreeable terms. We expect to commence construction of our own US facility, a 320,000 square foot wind turbine production facility with a total annual production capacity of 1.1 GW, in the second half of 2010 or first half of 2011. Our wind turbines produced in the United States will be supplied to our US$1.5 billion wind energy power plant in Texas and sold to other customers in the North and South American markets. See Item 3.D – “Key Information – Risk Factors – Risks related to our business – The development of our wind energy power plant project in Texas requires significant development work and capital and entails political risks” for more information regarding the risks involved in the development of this project.

E.	Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties as of December 31, 2009. We do not have any other off-balance sheet arrangements except for the contractual obligations and commitments described below as of December 31, 2009. We believe that there are no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.	Tabular Disclosure of Contractual Obligations

The following sets forth our contractual obligations as of December 31, 2009 (in U.S. dollars):

			Payments due by period
	Total		Less than 1 year		1-3 years		3-5 years	More than 5 years
Long-Term Notes Payable	$		$		$		$	$
Interest Payable	$		$		$		$	$
Guarantee (1)		$7,300,000		$7,300,000	$		$	$
Operating Lease Commitment (2)		$205,000		$148,000		$57,000	$	$
Purchase Commitment (3)(4)(5)(6)(7)(8)		$46,238,000		$46,238,000	$		$	$
Sub-Contracts (3)		$165,700,000		$165,700,000	$		$	$
Technology License Fees (9)(4)(10)(11)		$12,836,000		$8,636,000		$4,200,000	$	$
Other Commitment (12)(6)		$7,133,000		$7,133,000	$		$	$
Total		$239,412,000		$235,155,000		$4,257,000	$	$

1.
On July 28, 2009, we entered into a short-term loan agreement totaling $7.3 million (RMB50.0 million) with Shanghai Pudong Development Bank. Pursuant to the loan agreement, the loan bears interest at 5.841% per annum and must be repaid on July 27, 2010. GaoKe Energy provided a guarantee for the loan.

2.
In June 2008, we entered into an operating lease agreement for its Beijing offices, which runs through June 2011. The total commitment remaining as of December 31, 2009 was approximately $185,000 (RMB 1.3 million). In May 2009, we entered into an operating lease agreement for its operating office based in a Shenyang mall, which runs through April 30, 2010. The total commitment remaining as of December 31, 2009 was approximately $11,000 (RMB 77,000). In January 2010, we renewed an operating lease agreement for GaoKe Energy’s Beijing office, which runs through April 30, 2010. The total commitment remaining as of December 31, 2009 was approximately $9,000 (RMB 60,000).

3.
We are committed to purchasing subcontracting services and project supplies related to the fulfillment of our distributed power generation contracts.  The total commitment to subcontractors and suppliers remaining as of December 31, 2009 was approximately $206 million (RMB1.4 billion) and $19.2 million (RMB131 million), respectively.  Included in prepayments, deposits and other receivables are payments of $40.3 million (RMB275.4 million) to be applied against these commitments.

4.
In May 2007, we entered into an agreement with Fuhrländer AG to acquire its license to manufacture and sell wind turbines for a total payment of $6.4 million (Euro 4.5 million). As of December 31, 2009, this amount had been paid by us and classified as an intangible asset. We also committed to pay $5.1 million (Euro 3.5 million) in training fees as part of this agreement before it receives the license. As of December 31, 2009, $2.2 million (Euro 1.5 million) had been paid by us and classified as an intangible asset. The remaining balance of $2.9 million (Euro 2.0 million) has not been paid by us as of December 31, 2009 because Fuhrländer, as of December 31, 2009, had not yet provide all technology documents required under the agreement. In a separate parts purchase agreement with Fuhrländer, we also committed to the purchase $17.9 million (Euro 12.7 million) in parts inventory. As of December 31, 2009, $6.5 million (Euro 4.6 million) in parts inventories had been purchased by us against this commitment.

5.
On March 3, 2009, we entered into an agreement with GE Commercial Shanghai Co., Ltd. (“GE Shanghai”) to purchase gearboxes. GE Shanghai committed to supply 100 sets, 300 sets and 500 sets of gearbox in 2010, 2011 and 2012, respectively. To secure these rights, we committed to pay GE Shanghai $10.9 million. Pursuant to the payment schedule in this agreement, $1.9 million was scheduled to be paid before November 30, 2009, $7.6 million was scheduled to be paid before March 1, 2010 and the remaining $1.4 million was scheduled to be paid before July 1, 2010. As of December 31, 2009, we had not made all payments according to this schedule.

6.
On August 18, 2009, we entered into definitive agreements to form two joint ventures with Jiangsu Miracle. The first joint venture, Shenyang Tianxiang Wind Equipments Manufacturing Co., Ltd. (“Shenyang Tianxiang”), will manufacture rotor blades, hubs, nacelle covers, and other key components for wind turbines. A-Power is committed to contribute approximately $1.5 million (RMB10.2 million) in cash for 51% of its registered capital. The second joint venture, Shenyang Tianrui Wind Equipments Sales Company Co., Ltd. (“Shenyang Tianrui”) will engage in marketing and sales of the wind turbine components made by Shenyang Tianxiang. A-Power is committed to contribute $359,000 (RMB2.5 million) in cash for 49% of its registered capital. In a separate purchase agreement with Jiangsu Miracle effective in January 2010, we also committed to pay $4.2 million (RMB 29.9 million) to make a 20% advance payment for purchased components, with 70% to be paid on receipt of quality inspection certification and package statement and the remaining 10% to be paid upon delivery of components.

7.
In October 2008, we entered into an agreement with Shandong Shuanyi Group Company Ltd. to purchase 15 sets of 750 KW cabin cover and deflector shield wind turbine components for $260,000 (RMB1.8 million). We committed to pay an advance of $78,000 (RMB530,000) upon the effective date of the contract, an additional $176,000 (RMB1.2 million) upon receipt of the components, and the remaining $10,000 (RMB70,000) upon completion of the quality warranty period. As of December 31, 2009, the advance of $78,000 (RMB530,000) had been paid by us and the remaining $186,000 (RMB1.2million) has not been paid as only five sets of components had been received.

8.
In October 2008, we entered into an agreement with Qinhuangdao Yaohua Glass steel Company Ltd. to purchase 17 sets of 750 KW cabin cover and deflector shield wind turbine components for $357,000 (RMB2.4 million). We committed to pay an advance of $107,000 (RMB730,000) upon the effective date of the contract, an additional $234,000 (RMB1.6 million) upon receipt of the components, and the remaining $13,000 (RMB90,000) upon the completion of the quality warranty period. As of December 31, 2009, an advance of $20,000 (RMB139,800) was paid by us and the remaining $337,000 (RMB2.3million) has not been paid since no components have been received.

9.
In February 2007, we entered into an agreement with Norwin to acquire its license and trademark to manufacture wind turbines for a total payment of $3.5 million. As of December 31, 2008, $1.75 million had been paid by us and classified as a deposit on intangible assets. We committed to pay the remaining $1.75 million by February 15, 2009. On January 28, 2010, $1.2 million had been paid by us, leaving a remaining balance of $550,000 outstanding.

10.
In July 2009, we entered into a technology transfer agreement with Shenyang Huaren, to use Shenyang Huaren’s proprietary technology to commercially produce and sell 1.5 MW wind turbines. To secure these rights, we agreed to pay Shenyang Huaren RMB4.0 million, including an initial transfer fee of RMB2.0 million within 15 days of executing the agreement, RMB1.0 million within one month of receiving technology transfer documents from Shenyang Huaren, RMB0.5 million within 15 days of producing the initial prototype and RMB0.5 million within 15 days of connection of a wind turbine to the grid. As of December 31, 2009, we haven’t made any payments yet.

11.
In January 2010, we entered into a technology license agreement (the “W2E Agreement”) with W2E Technologies to manufacture, operate, service and sell advanced T8x 2.0 MW wind turbines. Under the license agreement, W2E Technologies granted us an exclusive right to manufacture, operate, service and sell its T8x 2.0 MW wind turbines in China and the United States beginning in January 2010. In addition, we have obtained non-exclusive rights to market these turbines in international markets outside of China and the United States. Under the technology license, during the term of the agreement, we have the right to any additional know-how in relation to the manufacturing, selling, erecting, commissioning, operating, maintaining and monitoring of the T8x 2.0 MW wind turbines without charge. To secure these rights, we agreed to pay W2E Technologies a transfer fee of approximately $1,400 (EUR 1.0 million), an additional approximately $2,000 (EURO 1.5 million) upon achievement of certain technology transfer and turbine assembly milestones and further minimum royalty payments of approximately $4,200 (EURO 3.0 million) over a period of seven years following the first commission of wind turbines. The company paid W2E Technologies approximately $1,400 (EUR 1.0 million) in February, 2010

12.
In October 2005, we entered into an agreement with LICEG to set up a joint-venture company, LICEG Ltd., which was incorporated in August 2007. Pursuant to this agreement, we are required to pay LICEG $5.3 million (RMB 36.0 million) when LICEG fulfills its obligations under the agreement to obtain designated licenses and settle with its existing employees. LICEG expects to fulfill its obligations in fiscal year 2010.

G.	Safe Harbor

See “FORWARD-LOOKING INFORMATION” at the beginning of this Annual Report on Form 20-F.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The names of our current directors and senior management and their ages and principal positions with A-Power as of March 31, 2010 are as follows:

Directors and Executive Officers	Age	Position/Title
Jinxiang Lu	57	Chairman of the Board and Chief Executive Officer
Robert B. Leckie*	62	Independent Director
Dilip Limaye	66	Independent Director
Remo Richli	47	Independent Director
Zhenyu Fan	48	Independent Director
John S. Lin **	48	Director and Chief Operating Officer
Jianmin Wu	46	Independent Director
Kin Kwong (Peter) Mak***	48	Chief Financial Officer
Engang Wang	42	Chief Technology Officer
Bin Jiang	35	Chief Accounting Officer

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

*** Kin Kwong (Peter) Mak was appointed as our Chief Financial Officer in May 2009. From October 2008 through May 2008, Mr. Lin served as our Interim Chief Financial Officer and resigned from such position in May 2009 upon the appointment of Mr. Mak. During a transition period through the first three months after Mr. Mak’s appointment, Mr. Lin will continue to perform the functions of the Company’s principal financial officer. Our previous Chief Financial Officer, Edward Meng, was terminated by the Company in October 2008. NASDAQ Stock Market forwarded a notification letter written to NASDAQ from Mr. Meng’s former employer. The letter stated that Mr. Meng had breached that company’s code of conduct by being employed by that company on a full-time basis while at the same time being employed by A-Power as its Chief Financial Officer.  After deliberations and consultations with NASDAQ, the Board of Directors of A-Power determined that terminating Mr. Meng’s employment with A-Power was the appropriate action.

All of these persons except for Robert B. Leckie, Dilip Limaye and John S. Lin (who are residents of the United States) and Remo Richli (who is a resident of Switzerland) are residents of the PRC. There are no family relationships among any of the directors or executive officers of our company.

Other than our Chairman and Chief Executive Officer, our Chief Financial Officer, our Chief Operating Officer, there are no executive officers.

Jinxiang Lu has served as our Chairman of the Board and Chief Executive Officer since January 2008. Mr. Lu has been involved with developing power generation systems and power grids in China for over 30 years. In the 1980s and 1990s, while in charge of various major power plant projects in Huanren, Benxi, Tiefa and Chao, he recognized the inherent limitations and drawbacks of a central power system and began developing proprietary distributed power generation and micro power grid designs, processes and functionality. His distributed power generation and micro grid system has been refined over the past 20 years by Mr. Lu and his team of engineers and now can efficiently and automatically produce both electricity and heat in a single facility. Based on this technology, Mr. Lu founded GaoKe Energy and GaoKe Design in 2003 and served as the president and chief executive officer of these companies. Mr. Lu holds a Masters degree from Harbin Science and Technology University where he studied power plants and grid network design.

John S. Lin has been a member of our board of directors since January 2008 and serves as our Secretary of the Board and has served as our Chief Strategy Officer since April 2008 and was appointed as our Interim Chief Financial Officer in October 2008 upon the termination of Edward Meng’s employment as Chief Financial Officer. In May 2009, Mr. Lin was appointed as our Chief Operating Officer whereupon he resigned from his position as Chief Strategy Officer and Interim Chief Financial Officer. As our Chief Operating Officer, Mr. Lin’s responsibilities include our development and oversight of our overall global business strategy, mergers and acquisitions strategy and business channel development. Mr. Lin also currently serves as a director and as the president and chief executive officer of CBC International Capital Corp. and CBC Investment Consulting (Shanghai) Co., Ltd., a position he has held since 1999. CBC advises Chinese companies in a variety of financial matters, including capital formation. He is experienced in raising capital in China and the U.S., structuring transactions and reorganizations of Chinese companies and public offerings of Chinese companies in exchanges worldwide and has represented emerging growth technology firms, venture capital firms and investment banks . Mr. Lin has also served as a director and general manager of Chiway Investment (Anhui) Co., Ltd., which has been commissioned to manage $50 million for Hefei City, China, to attract high technology businesses to the area, since 2000, and as a director of Fair City Technology Co. Ltd., a privately held company, since October 2005. Mr. Lin is also a director of Wisgold Technology Ltd. and Eastland Investment Ltd., both of which are privately held companies. Mr. Lin is bilingual in English and Chinese and received a degree from Shanghai Traditional Medicine University, a Doctorate of Business Administration from Warnborough University, and an Executive MBA from California State University Los Angeles and Beijing University. Mr. Lin is currently an Executive MBA candidate of Stanford Graduate School of Business.

Peter Mak was named as our Chief Financial Officer effective May 26, 2009, although Mr. John S. Lin continued to perform the functions of Chief Financial Officer through August 30, 2009. He was the Chief Financial Officer of New Dragon Asia Corp., a NYSE-Amex listed company from August 2004 to February 2009. Mr. Mak was the managing director of Venfund Investment Management Limited, a Shenzhen-based mid-market mergers and acquisition investment banking firm from late 2001 to July 2004. Prior to that, Mr. Mak spent 17 years at Arthur Andersen Worldwide where he was a firm partner and served as the managing partner of Arthur Andersen Southern China in his last position with the firm. Mr. Mak also serves as an independent director and audit committee chairman of Trina Solar Limited, a New York Stock Exchange listed company, China Security and Surveillance Technology, Inc., a New York Stock Exchange and NASDAQ Dubai listed company, China GrenTech Corp. Ltd, a NASDAQ listed company and  Dragon Pharmaceutical Inc., an OTCBB company; Huabao International Holdings Ltd., China Dongxiang (Group) Co., Ltd., Pou Sheng International (Holdings) Limited, Real Gold Mining Limited and 361 Degrees International Limited, companies listed on the Hong Kong Stock Exchange; and Bright World Precision Machinery Ltd., a company listed in Singapore. Mr. Mak is a graduate of the Hong Kong Polytechnic University and a fellow member of the Association of Chartered Certified Accountants, UK, and the Hong Kong Institute of Certified Public Accountants, and a member of the Institute of Chartered Accountants, in England and Wales

Robert B. Leckie has been a member of our board of directors since March 2008. Mr. Leckie has been responsible for the legal departments of multiple multinational companies and has a wealth of experience with acquisitions, divestitures, joint ventures and financings, both public and private. Mr. Leckie also has substantial management experience. From 1995 through 1998 he served as the chief executive - Industrial Division for Novar plc., a public UK diversified industrial manufacturing and electrical controls company. From 1998 until Novar was acquired by Honeywell in 2005, Mr. Leckie was Novar’s General Counsel with responsibility for the Americas. Since May 2006, Mr. Leckie has operated a private legal practice in San Antonio, Texas. Mr. Leckie received a bachelors and masters degree in electrical engineering and a law degree from McGill University in Canada. He is licensed to practice law in Texas, New York and Ontario, Canada.

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

Bin Jiang has served as our Chief Accounting Officer since October 2008. Before joining Gaoke in 2005, she worked for nearly eight years as an accountant and auditor in Liaoning Guangming. During her time at Liaoning Guangming, she accumulated audit and accounting experience, as well as finance and management experience. She graduated with a bachelor degree from Beijing Technology and Business University in 1997.

Engang Wang has served as our Chief Technology Officer since October 2008. Mr. Wang has a strong research and technology background in the design and practice of power plants. Prior to serving as our Chief Technology Officer, he served as the General Engineer for the following plants: Benxi No.2 Power Plant, Hengren Power Plant and Tieling Power Plant. Mr. Wang holds a bachelor’s degree from Fuxin Coal University. He is currently in charge of the designs for each project of GaoKe, which incorporates the latest research and development from our research collaborations and institutions.

B.	Compensation

Executive Compensation

A-Power Directors and Executive Officers

The following table sets forth directors and executive officers employed by A-Power during the year ended December 31, 2009. The amounts of cash compensation paid by A-Power to our executive officers and directors for services in all capacities to A-Power for the year ended December 31, 2009 are set forth below. A-Power granted 790,000 share options to our directors and executive officers. No other awards were granted under our 2007 Equity Plan or other non-cash compensation plans during 2009.

Name and Title of Position with A-Power	Salary / Directors’ Fees(1)		Bonus
Jinxiang Lu President and Chief Executive Officer	$300,000	(2)	100,000 (2)
John S. Lin Director and Chief Operating Officer	$240,000	(3)(4)	50,000
Kin Kwong (Peter) Mak Chief Financial Officer	$120,000	(5)	23,970
Robert B. Leckie Independent Director	$36,000	(4)	None
Dilip R. Limaye Independent Director, Chair of Compensation Committee	$48,000	(4)	None
Remo Richli Independent Director, Chair of Audit Committee	$60,000	(4)	None
Zhenyu Fan Independent Director	$36,000	(4)	None
Jianmin Wu Independent Director	$36,000	(4)	None
Engang Wang Chief Technology Officer	$120,000		None
Bin Jiang Chief Accounting Officer	$96,000		None

(1) Salaries and directors’ fees were paid in U.S. dollars.

(2) $75,000 of this amount was paid in January 2010. Based on his business performance, we decided to grant Mr. Lu a year end bonus of $100,000 for 2009, which was paid in January, 2010.

(3) Mr. Lin served as our Chief Strategy Officer  beginning on April 1, 2008 and resigned from such position when he was appointed as our Chief Operating Officer in May 2009. Mr. Lin served as our Interim Chief Financial Officer from October 2008 through May 2009 and was paid an additional $15,000 per month for his services to the Company in such interim position. $45,000 of Mr. Lin’s salary was paid in January 2010. Based on his business performance, we decided to grant Mr. Lin a year end bonus of $50,000 for 2009, which was paid in January 2010.

(4) 75% of the amounts shown in the salary /directors’ fees column was paid in 2009. The remaining 25% was paid in January 2010.

(5) Kin Kwong (Peter) Mak was appointed our Chief Financial Officer in May 2009 and had a salary of $120,000 per annum in 2009. $33,333 of Mr. Mak’s salary was paid in January 2010. Based on his business performance, we decided to grant Mr. Mak a year end bonus of $23,970 for 2009, which was paid in January, 2010.

Chardan and A-Power Executive Officers

Each executive officer agreed not to take any compensation prior to the consummation of a business combination.

Director Compensation

In addition to the directors’ fees listed above, Chardan and A-Power have reimbursed their directors for expenses incurred in attending board meetings. Upon a director’s election to the board, we have granted an option to purchase our common shares under our 2007 Equity Plan, with an exercise price equal to the closing market price of our common shares on the date of grant (or, if the NASDAQ Stock Market was closed on the date of grant, the closing market price on the following day), vesting in 36 equal monthly installments over the 36-month period following the date of grant and exercisable for five (5) years (See Item 6.E., “Directors, Senior Management and Employees – Share Ownership”).

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

On August 25, 2009, the company held an annual general meeting in Shenyang, China and approved an amendment to our Memorandum and Articles of Association to delete the requirement for a classified board of directors.

Pursuant to our memorandum and articles of association, the business of our company is managed by our board of directors. Commencing with the first annual meeting of the shareholders, directors are elected for a term of office to expire at the third succeeding annual meeting of the shareholders after their election.  Jinxiang Lu, Zhenyu Fan, Jianmin Wu, John Lin, Dilip Limaye, Remo Richli and Robert Leckie were all appointed by the board on January 21, 2008. Each director will hold office until the expiration of his or her term of office and until his or her successor have been elected and qualified, or until his or her earlier death, resignation or removal by the shareholders or a resolution passed by the majority of the remaining directors.

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

Audit Committee

Our audit committee currently consists of Remo Richli, Jianmin Wu, and Zhenyu Fan. Mr. Richli serves as chairman of the audit committee. All of the audit committee members are independent directors, as defined in the NASDAQ Stock Market listing standards and Rule 10A-3 of Exchange Act, as amended. Each member of our audit committee can read and understand fundamental financial statements, including a balance sheet, income statement, and cash flow statement. Our board of directors has determined that Mr. Richli qualifies as an “audit committee financial expert” as that term is defined in the rules and regulations established by the SEC. This designation is a disclosure requirement of the SEC related to Mr. Richli’s experience and understanding with respect to certain accounting and auditing matters. The designation does not impose on Mr. Richli any duties, obligations or liability that are greater than those generally imposed on him as a member of our audit committee and our board of directors, and his designation as an audit committee financial expert pursuant to this SEC requirement does not affect the duties, obligations or liability of any other member of our audit committee or board of directors.

The primary purpose of the audit committee is to oversee our accounting and financial reporting processes and the audits of the financial statements of our company. Pursuant to the audit committee charter adopted by our board of directors, the audit committee is responsible for, among other things:

•         appointing, retaining and overseeing the work of our independent auditor, including resolving disagreements between the management and our independent auditor relating to financial reporting;

•         pre-approving all audit and non-auditing services permitted to be performed by our independent auditor, provided that the committee may establish pre-approval policies and procedures;

•         reviewing annually the independence and quality control procedures of our independent auditor;

•         reviewing regularly with our independent auditor any significant difficulties encountered during the course of the audit, any restrictions on the scope of work or access to required information, any significant disagreement with management in connection with the preparation of the financial statements and any significant judgments made in connection with the preparation of the financial statements and their view as the appropriateness of such judgments;

•         reviewing with our independent auditor the critical accounting policies and practices used by the company;

•         discussing with management and our independent auditor the annual audited financial statements and any certification, report, opinion or review rendered by our independent auditor;

•         discussing with management and our independent auditor the annual audited financial statements and any certification, report, opinion or review rendered by the independent auditors;

•         discussing with management and our independent auditor its assessment of the effectiveness and adequacy of the company’s internal control structure and procedures for financial reporting and consider with management and the independent auditors whether any changes to such internal controls are appropriate;

•         discussing with management and our independent auditor material off-balance sheet transactions or structures;

•         meeting separately with our independent auditor to discuss critical accounting policies, management letters, recommendations on internal controls, the auditor’s engagement letter and independence letter and other material written communications between the independent auditors and the management;

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

•         reviewing, analyzing and approving executive officer compensation, including granting share options and other awards under our incentive compensation plans and approving corporate and individual performance goals and objectives relevant to executive officer compensation and the long-term equity incentive awards;

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

D. Employees

As of December 31, 2007, 2008 and 2009, we had approximately 250, 330 and 457 employees, respectively. A-Power, Head Dragon Holdings and Easy Flow are holding companies and had no employees during these dates. Substantially all of our employees are located in China and employed by our operating subsidiaries established there.

Staff headcounts of individual entities of A-Power and its subsidiaries as of December 31, 2009 are set forth below:

Company	Headcount

A-Power	6
Gaoke Energy	157
Shenyang Power Group	11
Jinxiang	72
Ruixiang	90
Yixiang	9
LICEG Ltd.	30
GaoKe Design	82
Total	457

Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be good.

We have established an employee welfare plan in accordance with the relevant PRC laws and regulations. Our total expenses for this plan was US$0.2 million, US$0.5 million and US$0.6 million for the years ended December 31, 2007, 2008 and 2009, respectively.

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

We have established an employee welfare plan in accordance with the relevant PRC laws and regulations.  Our total expenses for this plan was US$0.2 million, US$0.5 million and US$0.6 million for the years ended December 31, 2007, 2008 and 2009, respectively.

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

E. Share Ownership

As of March 20, 2010, 45,363,638 of our common shares were outstanding. Our common shareholders are entitled to vote together as a single class on all matters submitted to shareholders for approval. No holder of common shares has different voting rights from other any other holders of common shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. As of March 20, 2010 approximately 33,745,638 common shares, or 70.7%, of our outstanding common shares was held by seven record holders in the United States, including 31,061,964 shares held by Cede & Co as nominee for the Depository Trust Company.

The following table sets forth information with respect to the beneficial ownership of our common shares as of March 20, 2010 by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5.0% of our outstanding common shares.

Except as otherwise noted, the business address of each person listed in the table is c/o A-Power Energy Generation Systems, Ltd., No. 44 Jingxing North Street, Tiexi District, Shenyang, Liaoning, China.

Shares Beneficially Owned (1)
	Number	%
Directors and Executive Officers:
Jinxiang Lu (2)	11,278,000	24.8%
Robert B. Leckie	*
Dilip Limaye	*
Remo Richli	*
Zhenyu Fan	*
John S. Lin (3)	1,813,333	4.0%
Jianmin Wu	*
Kin Kwong (Peter) Mak	*
Engang Wang	*
Bin Jiang	*

* Indicates beneficial ownership is less than 1%.

(1)   Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities. The number and percentage beneficial ownership of each listed person is based on the number of our common shares outstanding as of March 20, 2010, as well as the number of shares underlying options exercisable by such person within 60 days of March 20, 2010. Shares underlying options are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(2)   In connection with our acquisition of Head Dragon Holdings, the related stock purchase agreement, dated as of April 14, 2007, provides that Mr. Lu will be issued up to an aggregate of 9,000,000 additional of our common shares (1,000,000 per year for 2007 through 2009 and 2,000,000 for 2010 through 2012, on an all-or-none basis each year) for the six years beginning with fiscal 2007 if, on a consolidated basis, we generate certain net operating profits. See Item 4.A. “Information on the Company – History and Development of the Company - The Business Combination.” Pursuant to an agreement between Mr. Lu and John S. Lin, our Chief Operating Officer and Director, Mr. Lu will transfer 5% of any of these additional incentive shares issued to him by the Company to Mr. Lin. Based on our net operating profits for 2008 and 2007, respectively, we issued 1,000,000 shares to Mr. Lu in July 2009 and 2008, respectively. We have included 1,900,000 of those shares in the number and percentage of shares beneficially owned by Mr. Lu, and the remaining 100,000 of those shares in the number and percentage of shares beneficially owned by Mr. Lin.  Based on our net operating profits for 2009, we expect to issue an additional 1,000,000 shares to Mr. Lu in 2009, however, such amount of additional shares has not been included in the number and percentage of shares beneficially owned by Mr. Lu or Mr. Lin. The number and percentage of shares beneficially owned by Mr. Lu also includes 193,056 shares subject to an option that are currently exercisable or exercisable within 60 days of March 20, 2010 out of a total of 10,521,056 shares.

(3)   Mr. Lin’s shares consist of 455,000 shares held of record by United Ally Limited, 585,000 shares held of record by Smooch Sky Investments Limited, 585,000 shares held of record by Eastland Investments Limited, 50,000 shares to be transferred to Mr. Lin from Mr. Lu, totally 1,725,000 shares. Mr. Lin is the sole director and shareholder of United Ally Limited, Smooch Sky Investments Limited and Eastland Investments Limited. Mr. Lu has agreed to transfer to Mr. Lin 5% of the up to 9,000,000 additional incentive shares issuable to him by us. Based on our net operating profits for 2008 and 2007, respectively, we issued 1,000,000 shares to Mr. Lu in July 2009 and July 2008.  We have included 50,000 of such shares (5% of 1,000,000 incentive shares) in the number and percentage of shares beneficially owned by Mr. Lin.  Based on our net operating profits for 2008, we expect to issue an additional 1,000,000 shares to Mr. Lu in the third quarter of 2009, however, the 50,000 shares issuable to Mr. Lin under the arrangement between Mr. Lu and Mr. Lin has not been included in the number and percentage of shares beneficially owned by Mr. Lin. The number and percentage of shares beneficially owned by Mr. Lin also includes 88,333 shares subject to an option that are currently exercisable or exercisable within 60 days of March 20, 2010.

2007 Equity Plan

We have one plan under which our employees may acquire capital in the company, namely our 2007 Equity Plan. On January 18, 2008, the stockholders of Chardan approved the Chardan 2007 Equity Plan and, in connection with the redomestication merger of Chardan with and into A-Power, A-Power assumed the 2007 Equity Plan. The purpose of the share option plan is to enable us to offer our employees, officers, directors and consultants whose past, present and/or potential contributions to our company have been, are or will be important to our success, an opportunity to acquire a proprietary interest in our company. We have reserved 2,000,000 of our common shares for issuance pursuant to awards granted under the 2007 Equity Plan and, as of March 15, 2010, options exercisable for up to 1,592,939 shares have been issued under the 2007 Equity Plan.

The following table summarizes, as of March 15, 2010, the options granted under our 2007 Equity Plan to our directors, executive officers and other employees:

Name	Common Shares Underlying Options		Exercise Price Per Share (US$)(1)		Grant Date	Expiration Date	Vesting Schedule
Jinxiang Lu	250,000		$7.18	(1)	April 17, 2009	April 17, 2014	(4)
	300,000		$14.00	(2)	January 21, 2008	January 21, 2013	(4)
Richard D. Propper(3)	30,000	(3)	$14.00	(2)	January 21, 2008	January 21, 2013	(4)
Robert B. Leckie	10,000		$7.18	(1)	April 17, 2009	April 17, 2014	(4)
	30,000		$13.15	(10)	March 14, 2008	March 14, 2013	(4)
Dilip Limaye	40,000		$7.18	(1)	April 17, 2009	April 17, 2014	(4)
	40,000		$14.00	(2)	January 21, 2008	January 21, 2013	(4)
Remo Richli	50,000		$7.18	(1)	April 17, 2009	April 17, 2014	(4)
	50,000		$14.00	(2)	January 21, 2008	January 21, 2013	(4)
Zhenyu Fan	30,000		$7.18	(1)	April 17, 2009	April 17, 2014	(4)
	30,000		$14.00	(2)	January 21, 2008	January 21, 2013	(4)
Jianmin Wu	30,000		$7.18	(1)	April 17, 2009	April 17, 2014	(4)
	30,000		$14.00	(2)	January 21, 2008	January 21, 2013	(4)
John S. Lin	180,000		$7.18	(1)	April 17, 2009	April 17, 2014	(4)
	30,000		$14.00	(2)	January 21, 2008	January 21, 2013	(4)
Edward Meng (6)	150,000		$14.00	(2)	January 21, 2008	January 21, 2013	(5)
Kin Kwong (Peter) Mak	200,000		$12.87	(7)	June 12, 2009	June 12, 2014	(9)
Other Employees	242,106	(11)	$7.18	(1)	April 17, 2009	April 17, 2014	(4)
	50,000		$14.00	(2)	January 21, 2008	January 21, 2013	(5)
Total Outstanding:	1,592,939	(8)

(1)
On April 7, 2009, our compensation committee awarded options with a grant date of April 17, 2009 and an exercise price equal to the closing price of our common shares on that day. The closing price of our common shares on April 17, 2009 as reported by NASDAQ was $7.18.

(2)
The NASDAQ Stock Market was closed on Monday, January 21, 2008 for the Martin Luther King holiday. On January 21, 2008, our board of directors determined that the exercise price of options granted on January 21, 2008 shall equal the closing price of our common shares on following day. The closing price of our common shares on January 22, 2008 as reported by NASDAQ was $14.00.

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

(6)
Share options were granted to the then Chief Financial Officer of the Company, Mr. Meng, to purchase a total of 150,000 common shares at an exercise price of $14.00, the fair market value at the date of grant. These options were to vest over four years and were exercisable for ten years.  However, the Chief Financial Officer’s service with the Company was terminated in October 2008 before any options had vested.  All of these options were subsequently cancelled and returned to the 2007 Equity Plan.

(7)
On June 5, 2009, our compensation committee awarded options to our newly appointed Chief Financial Officer with a grant date of June 12, 2009 and an exercise price equal to the closing price of our common shares on that day. The closing price of our common shares on June 12, 2009 as reported by NASDAQ was $12.87.

(8)	The member of total outstanding options has been calculated after accounting for cancelled options that have been returned to the 2007 Equity Plan.

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

(10)
On March 14, 2008, our compensation committee awarded options with a grant date of March 14, 2008 and an exercise price equal to the closing price of our common shares on that day. The closing price of our common shares on March 14, 2008 as reported by NASDAQ was $13.15.

(11)
On April 17, 2009, our compensation committee awarded options to purchase 247,900 shares to the company’s other employees. As of December 31, 2009, options to purchase 5,794 of these shares were cancelled due to the resignation of a number of these employees.

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

Shares subject to the plan. The plan authorizes a total of 2,000,000 common shares to be granted as awards under the plan. In order to prevent the dilution or enlargement of the rights of holders under the plan, our compensation committee may determine whether or not to adjust the terms of the awards or the number of shares reserved for issuance under the plan in the event of any share split, reverse share split, share dividend payable on our common shares, combination or exchange of shares, or other extraordinary event occurring after the grant of an award. Our common shares that are awarded under the plan may be either treasury shares or authorized but unissued shares. Treasury shares are those purchased or acquired by us from a shareholder or in the public market. If any award granted under the plan is forfeited or terminated, the common shares reserved for issuance pursuant to the award will be made available for future award grants under the plan.

Eligibility. Subject to the provisions of the plan, awards may be granted to key employees, officers, directors and consultants who are deemed to have rendered or are able to render significant services to us or our subsidiaries and who are deemed to have contributed or to have the potential to contribute to our success. Incentive share options may only be awarded to individuals who are our employees at the time of grant. Notwithstanding the foregoing, an award may be granted to an individual in connection with his or her hiring or retention, or at any time on or after the date he or she reaches an agreement with us, either oral or in writing, with respect to his or her hiring, even though it may be prior to the date he or she first performs services for us or our subsidiaries. However, no portion of any award of this nature can vest prior to the date that the individual first performs the services he or she was hired or retained to perform.

Types of awards. The compensation committee may award to participants any of the following types of awards, either alone or in tandem with each other: share options (incentive and non-qualified), share appreciation rights, restricted shares, restricted share units, performance units and shares, deferred compensation awards, and other share-based awards. The various types of awards will enable us to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of our business. To date, we have granted only share option awards under the plan.

Terms of option awards. Under the plan, our compensation committee may award to participants share options that are intended to qualify as “incentive share options” within the meaning of Section 422 of the Internal Revenue Code of the United States or are not intended to be so qualified. Incentive share options may only be awarded to our employees (including those of our subsidiaries). To the extent that any share option intended to qualify as an incentive share option does not so qualify it will constitute a non-incentive share option. The compensation committee will fix the term of each share option. However, an incentive share option may be granted only within the ten-year period commencing from the effective date of the plan and may only be exercised within ten years from the date of grant, or five years from the date of grant in the case of a participant who at the time the share option is granted owns more than 10% of the total combined voting power of all of our classes of voting securities. The exercise price of share options granted under the plan will be determined by the compensation committee at the time of the grant, but in no event will the price be less than the fair market value of the underlying common shares on the last trading day prior to the date the share option is granted. However, the exercise price of an incentive share option granted to a 10% shareholder will not be less than 110% of the fair market value of the shares on the last trading day prior to the date the share option is granted. The number of shares covered by incentive share options which may first become exercisable by a participant in any calendar year cannot have an aggregate fair market value in excess of $100,000, measured at the date of grant. The compensation committee will determine the terms and conditions of share options and when they will become exercisable. Any requirement that options be exercised in installments may be waived in whole or in part by the compensation committee.

Vesting schedule of options. The vesting schedules of awards are subject to the discretion of our compensation committee.

Payment of exercise price. Payment of the exercise price for share options may be made in cash, in our common shares owned by the participant, in a combination of the two, or otherwise, as reflected in the applicable award agreement. Additionally, the compensation committee may permit a participant to elect to pay the exercise price by irrevocably authorizing a third party to sell common shares, or a sufficient portion of the shares, acquired upon exercise of the share option and pay to us a sufficient portion of the sale proceeds to pay the entire exercise price and any tax withholding resulting from the exercise. The committee may also approve the use of any other legal consideration to exercise a share option. A participant has no rights as a shareholder with respect to common shares underlying a share option granted under the plan until shares are actually issued upon exercise of the share option.

Award agreements. Share options, share appreciation rights, restricted shares, deferred shares, share reload options and other share-based awards granted under the plan will be evidenced by agreements consistent with the plan in a form as prescribed by the compensation committee. Neither the plan nor agreements evidencing awards under the plan confer any right to continued employment upon any holder of a share option, share appreciation right, restricted shares, deferred shares, share reload option or other share-based award. Further, except as expressly provided in the plan, expressly provided in the grant of an award, or discussed above with respect to the transferability of share options in certain limited exceptions, all agreements will provide that the right to exercise share options, receive restricted shares after the expiration of the restriction period or deferred shares after the expiration of the deferral period, receive payment under other share-based awards, or exercise a share appreciation right cannot be transferred except by will or the laws of descent and distribution.

Transfer restrictions. Share options may not be assigned or transferred by a participant except by will or by the laws of descent and distribution, and during the lifetime of a participant, the share options may only be exercisable by the person to whom it was granted, or, to the extent of legal incapacity or incompetency, the participant’s guardian or legal representative. Notwithstanding the foregoing, with the approval of the compensation committee, a participant may transfer a nonstatutory share option by gift, for no consideration, or pursuant to a domestic relations order, in either case, to or for the benefit of the participant’s immediate family; or to an entity in which the participant or members of the participant’s immediate family own more than 50% of the voting interest, in exchange for an interest in that entity. Additionally, the transfer will be subject to any additional limits that the compensation committee may establish and the execution of any documents that the compensation committee may require. If a transfer of this nature is made, the transferee shall remain subject to all the terms and conditions applicable to the share option prior to the transfer.

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

Please refer to Item 6.E, “ Directors, Senior Management and Employees — Share Ownership.”

In connection with the business combination effected in January 2008, Chardan’s public shareholders were significantly diluted. In the redomestication merger between Chardon and A-Power, Chardan security holders received an equal number of common shares in A-Power in exchange for their Chardan common stock. However, immediately after A-Power’s acquisition of Head Dragon Holdings, persons who held shares of Chardan’s common stock before the redomestication merger and the acquisition of Head Dragon Holdings owned less than 34% of A-Power and former owners of Head Dragon Holdings owned approximately 65% of A-Power. If A-Power (formerly China Energy Technology Limited) issues all the potential earn out shares to Mr. Lu described under Item 4.A, “Information on the Company - History and Development of the Company - The Business Combination,” Mr. Lu could own a significantly greater percentage of A-Power.

B.	Related Party Transactions

Loans to Head Dragon Heating Pump Co. and Liaoning High-Tech Furnace Insulation and Anti-Corrosion Engineering, Ltd

We provide loans in the aggregate amount of $105,000 to Head Dragon Heating Pump Co. and Liaoning High-Tech Furnace Insulation and Anti-Corrosion Engineering, Ltd., to support working capital needs. These two companies are controlled by Mr. Lu.  These loans are unsecured, non-interest bearing and have no fixed terms of repayment.

Head Dragon Holdings Loans from Chief Executive Officer

As of December 31, 2008, Mr. Lu was obligated to pay the company $1,192,000. On March 26, 2009, Head Dragon entered into a loan agreement with Mr. Lu, for a loan $3,000,000 for general business purposes. On May 6, 2009, Head Dragon entered into another loan agreement with Mr. Lu for a loan of $1,000,000 for general business purposes. Both loans are for a one-year term and is unsecured and non-interest bearing.  As agreed to by Mr. Lu, Head Dragon and us, the Head Dragon loans offset the outstanding loans that Mr. Lu owed to us and thus, as of December 31, 2009, we were obligated to pay Mr. Lu a total of $2,808,000 in outstanding loans.  On February 9, 2010, we repaid the outstanding $2,808,000 to Mr. Lu.

Subcontracting of Services to GaoKe Design

Mr. Lu, along with his spouse, holds an aggregate 49.0% interest in GaoKe Design, an operating company which receives subcontracts from GaoKe for design work related to our distributed power generation projects. GaoKe Energy holds the remaining 51.0% interest. The total revenue of GaoKe Design for 2009 was $1,774,000, and an aggregate of $386,000 of net income of GaoKe Design may be attributed to the Company's Chairman and his spouse. For more information on this related party transaction, please see Item 4.A – “History and Development of the Company” to this Annual Report on Form 20-F.

Stock Purchase Agreement among Chardan, A-Power and Jinxiang Lu

On April 14, 2007, Chardan entered into a stock purchase agreement with A-Power and Jinxiang Lu, our Chairman and Chief Executive Officer, who was the sole holder of all of the issued and outstanding common shares of Head Dragon Holdings. Pursuant to the terms of the stock purchase agreement, on January 18, 2008, A-Power acquired all of the issued and outstanding common shares of Head Dragon Holdings, gaining control of GaoKe. For information regarding the consideration paid and payable to Mr. Lu pursuant to this stock purchase agreement, see Item 4.A, “Information on the Company - History and Development of the Company - The Business Combination,” to this Annual Report on Form 20-F.

GaoKe Energy Loan from Shenyang Xiangfeng New Energy Engineering Ltd.

Xiangfeng New Energy Engineering Ltd., or Xiangfeng, made an unsecured, non-interest bearing loan to GaoKe Energy in 2007, which was used to fund GaoKe Energy’s general working capital needs.  The loan had no fixed terms of repayment and as of December 31, 2007, the outstanding balance was approximately $1,104,000.  A balance of approximately $1,316,000 was outstanding as of December 31, 2009.  The increase of the outstanding balance reflected the foreign exchange rate change. Mr. John S. Lin, our Chief Operating Officer and Director, is the sole shareholder of Xiangfeng.

Consulting Services by Chardan Capital, LLC

In March 2008, we entered into a consulting agreement with Chardan Capital, LLC to provide a variety of services including advice and assistance in meeting U.S. public reporting requirements and accounting standards, SOX compliance, corporate structuring and development, shareholder relations, corporate finance and operational capitalization, transfer agent matters and such other similar services as requested and agreed to by Chardan Capital, LLC in exchange for a fee of $20,000 per month. Richard D. Propper, a director of ours until his resignation in March 2008, is a managing member of Chardan Capital, LLC.

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

A-Power Pledged Collateral on behalf of Chardan Capital

We pledged $3 million from our money market account as the third collateral on a loan, in which Chardan capital was the first guarantor , and Richard Proper was the second guarantor. As of December 31, 2008, $1 million was released as collateral and $2 million remained pledged and therefore, treated as restricted cash. In January 2009, a further $1 million was paid and released as collateral.

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

Certain Arrangements with Mr. Jinxiang Lu Related to Our Senior Convertible Notes

At the time that we issued the notes and the warrants, our memorandum and articles of association required shareholder approval for any issuance of common shares.  In connection with our issuance and sale of the senior convertible notes and warrants, we and Mr. Jinxiang Lu, our Chairman and Chief Executive Officer, entered into a put agreement with each of the buyers of the notes, pursuant to which, under certain circumstances, the buyers may exchange their notes and warrants for certain common shares owned by Mr. Lu in the event we are unable to issue such common shares.  Mr. Lu pledged 6,000,000 of his shares upon closing of the sale of the notes in connection with this put agreement.  We entered into a letter agreement pursuant to which we agreed to make Mr. Lu whole and reimburse Mr. Lu for any losses that Mr. Lu incurs if he is required to exchange his common shares.   We received shareholder approval to amendments to our memorandum and articles of association that will enable us to issue common shares upon conversion of senior convertible notes and exercise of the warrants.  Because the shareholder approval was obtained, as required, the put agreements have now been terminated and the shares returned to Mr. Lu.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended our consolidated financial statements filed as part of this Annual Report on Form 20-F.

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

Dividend Policy

Except as disclosed previously, we have never declared or paid any cash dividends on our common shares, nor do we have any present plan to pay any cash dividends on our common shares in the foreseeable future. See Item 3.A. “ A. Selected Financial Data - Selected Statement of Operations Data . “ We currently intend to retain most of our available funds and any future earnings to develop and expand our business. Any payment of dividends in the future will be at the discretion of our board of directors.

B.	Significant Changes

See Item 4.A “ Information on the Company - History and Development of the Company – Our Wind Energy Business Operations “ and “ Recent-Developments ..”

ITEM 9.	THE OFFER AND LISTING

A.	Offering and Listing Details

Our common shares, units and warrants began trading on the NASDAQ Capital Market on January 22, 2008 under the symbols “APWR,” “APWRU” and “APWRW,” respectively. In connection with our calling the warrants for redemption, the units and warrants were removed from listing by the NASDAQ Stock Market LLC effective March 18, 2008, with respect to the units, and March 31, 2008, with respect to the warrants. On June 2, 2008, our common shares began trading on the NASDAQ Global Select Market under the same symbol, “APWR.”

The following table provides the high and low market prices of our common shares, units and warrants, as reported on the NASDAQ Capital Market or the NASDAQ Global Select Market, as applicable, on an annual quarterly and monthly basis from January 22, 2008 through March 15, 2010.

	A-Power Common Shares		A-Power Units		A-Power Warrants
Period	High	Low	High	Low	High	Low
Annual High and Low
2008 (from January 22, 2008; through March 18 with respect to the units; through March 31 with respect to the warrants)	$31.89	$3.25	$47.00	$25.96	$14.25	$6.83
2009	$21.04	$3.00	n/a	n/a	n/a	n/a
Quarterly High and Low
First Quarter 2008 (from January 22, 2009; through March 18 with respect to the units; through March 31 with respect to the warrants)	$19.50	$11.96	$47.00	$25.96	$14.25	$6.83
Second Quarter 2008	$31.89	$14.11	n/a	n/a	n/a	n/a
Third Quarter 2008	$31.8	$8.03	n/a	n/a	n/a	n/a
Fourth Quarter 2008	$9.15	$3.25	n/a	n/a	n/a	n/a
First Quarter 2009	$6.38	$3.00	n/a	n/a	n/a	n/a
Second Quarter 2009	$14.68	$3.92	n/a	n/a	n/a	n/a
Third Quarter 2009	$11.93	$6.56	n/a	n/a	n/a	n/a
Fourth Quarter 2009	$21.04	$9.51	n/a	n/a	n/a	n/a
First Quarter 2010 (through March 30, 2010)	$20.32	$11.02	n/a	n/a	n/a	n/a
Monthly High and Low
September 2009	$11.93	$7.76	n/a	n/a	n/a	n/a
October 2009	$12.39	$9.51	n/a	n/a	n/a	n/a
November 2009	$18.70	$10.50	n/a	n/a	n/a	n/a
December 2009	$21.04	$14.37	n/a	n/a	n/a	n/a
January 2010	$20.32	$11.78	n/a	n/a	n/a	n/a
February 2010	$14.09	$11.02	n/a	n/a	n/a	n/a
March 2010 (through March 30, 2010)	$13.95	$11.37	n/a	n/a	n/a	n/a

B.	Plan of Distribution

Not applicable.

C.	Markets

Our common shares currently trade on the NASDAQ Global Select Market under the symbol “APWR.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

The following description of certain provisions of our memorandum and articles of association does not purpose to be complete and is qualified in its entirety by our memorandum and articles of association included as Exhibits 3.1 and 3.2 to this Annual Report on Form 20 - F.

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

Board Meetings

Board meetings may be held at the discretion of the directors upon not less than 3 days notice. Decisions made by the directors at meetings shall be made by a majority of the directors.  There must be at least a majority of the directors (with a minimum of two) at each meeting unless there is only one director.

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

The directors may exercise all powers of our company to borrow money, mortgage or charge our undertakings and property, issue debentures, debenture shares and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

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

Changes in the Maximum Number of Shares the Company is Authorized to Issue

Subject to the provisions of the BVI Business Companies Act, 2004, we may, by a resolution of shareholders, amend our memorandum and articles of association to increase or decrease the number of shares authorized to be issued.  Our directors may, by resolution, authorize a distribution by us at a time, of an amount, and to any shareholders they think fit if they are satisfied, on reasonable grounds, that we will, immediately after the distribution, satisfy the solvency test as set forth in the BVI Business Companies Act, 2004, which requires that the value of a company’s assets exceeds its liabilities, and the company is able to pay its debts as they fall due.

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

The PRC

Registered Restrictions on Foreign Currency Exchange

Pursuant to existing foreign currency exchange regulations in the PRC, including the Foreign Exchange Administration Resolutions promulgated on January 29, 1996 and amended with effect on August 5 ,2008 and various regulations issued by SAFE, RMB is a freely convertible currency and no limitation to the international receipt and payment and transfer to the extent of current account items on the basis of the true and legal transacts. Payments for transactions that take place within the PRC must be made in RMB, unless otherwise provided by the State. PRC companies can repatriate foreign currency payments received from abroad or keep the payment offshore in accordance with the conditions, however, in certain circumstances, the formal prior approval from SAFE or its local branch is needed. Foreign Invested Enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by SAFE or its local branch. But we have no idea if the aforementioned regulations are changed some day and unless otherwise approved, domestic enterprises will have to convert all of their foreign currency receipts into RMB.

In addition, pursuant to the SAFE’s Circular No. 75, Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, issued on October 21, 2005, (1) a PRC resident, including a PRC resident natural person or a PRC company, shall register with the local branch of SAFE before it establishes or controls an overseas special purpose vehicle for the purpose of overseas equity financing (including convertible debt financing); (2) when a PRC resident contributes the assets of or its equity interests in a domestic enterprise into a special purpose vehicle, or engages in overseas financing after contributing assets or equity interests into a special purpose vehicle, such PRC resident shall register his or her interest in the special purpose vehicle and the change thereof with the local branch of SAFE; and (3) when the special purpose vehicle undergoes a material event outside of China, such as change in share capital or merger and acquisition, the PRC resident shall, within 30 days from the occurrence of such event, register such change with the local branch of SAFE. Following the completion of the aforesaid registration, payment of dividends, profits and other payments to overseas special purpose vehicles are permitted under PRC laws and regulations, PRC residents who are shareholders of special purpose vehicles established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006. Under Circular No. 75, failure to comply with the registration procedures set forth above may result in penalties, including restrictions on a PRC subsidiary’s foreign exchange activities and its ability to distribute dividends to the special purpose vehicle.

On December 25, 2006, the PBOC promulgated the “Measures for the Administration of Individual Foreign Exchange”, and on January 5, 2007, SAFE further promulgated the implementation rules on those measures. Both became effective on February 1, 2007. According to the implementation rules, if individuals in the PRC participate in any employee share ownership plan or share option plan of an overseas listed company, those individuals must apply as a group through the company or a domestic agency to SAFE or the appropriate local branch for approval for any foreign exchange-related transactions concerning that plan.

Restrictions on Dividend Distribution

The principal regulations governing dividend distributions by foreign owned enterprises include:

•	The Wholly Foreign Owned Enterprise Law, promulgated by the National People’s Congress on April 12, 1986 and amended on October 31, 2000;

•	The Wholly Foreign Owned Enterprise Law Implementing Rules, promulgated by the National People’s Congress on December 12, 1990 and amended on April 12, 2001;

•	The new PRC Tax Law, promulgated by the National People’s Congress on March 16, 2007; and

•	The Implementation Rules on the new PRC Tax Law, promulgated by the State Council on December 6, 2007.

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

The following summary of the material British Virgin Islands, PRC and United States federal income tax consequences of an investment in our common shares is based upon laws and relevant interpretations thereof in effect as of the date of the Annual Report , all of which are subject to change, and does not constitute legal or tax advice. This summary does not deal with all possible tax consequences relating to an investment in our common shares, such as the tax consequences under state, local and other tax laws.

British Virgin Islands

All dividends, interests, rents, royalties, compensations and other amounts paid by us to persons who are not resident in the British Virgin Islands are exempt from all forms of taxation in the British Virgin Islands and any capital gains realized with respect to any of our shares, debt obligations, or other securities by persons who are not persons resident in the British Virgin Islands are exempt from all forms of taxation in the British Virgin Islands. No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable under BVI law by persons who are not persons resident in the British Virgin Islands with respect to any of our shares, debt obligation or other securities. There are currently no withholding taxes or exchange control regulations in the British Virgin Islands applicable to us or our shareholders. Currently, there is no income tax treaty, convention or reciprocal tax treaty regarding withholdings currently in effect between the United States and the British Virgin Islands.

PRC

Under the new PRC tax law and its Implementation Rules, dividends, interests, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax.

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

United States

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of an investment in our common shares. This discussion applies only to U.S. Holders that hold our common shares as capital assets. This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker dealers;

•	traders that elect to mark-to-market;

•	tax-exempt entities;

•	U.S. expatriates;

•	persons liable for alternative minimum tax;

•	persons holding our common shares as part of a straddle, hedging, conversion or integrated transaction;

•	holders that actually or constructively own 10% or more of our voting shares;

•	persons that have a “functional currency” other than the U.S. dollar;

•	persons holding our common shares through partnerships or other pass-through entities; or

•	persons who acquired our common shares pursuant to the exercise of any employee share option or otherwise as compensation.

INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of our common shares and you are, for U.S. federal income tax purposes:

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

If a partnership holds shares of our common shares, the consequences to a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership holding our common shares should consult its own tax adviser regarding the U.S. tax consequences of its investment in our common shares through the partnership. This discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations.

Dividends

Subject to the discussion below under “—Passive Foreign Investment Company,” the gross amount of our distributions to you with respect to our common shares generally will be included in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent the amount of such distribution exceeds our current and accumulated earnings and profits as so computed, it will be treated first as a non-taxable return of capital to the extent of your adjusted tax basis in our common shares and, to the extent the amount of such distribution exceeds such adjusted tax basis, will be treated as gain from the sale of such common shares. We, however, may not calculate earnings and profits in accordance with U.S. tax principles. In this case, all distributions by us to U.S. Holders will generally be treated as dividends. The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

Certain dividends received by non-corporate U.S. Holders, including individuals, in taxable years beginning before January 1, 2011, generally will be subject to a maximum income tax rate of 15%. This reduced income tax rate is applicable to dividends paid by “qualified foreign corporations” and only with respect to common shares held for a minimum holding period of at least 61 days during a specified 121-day period, and if certain other conditions are met. We are considered a qualified foreign corporation with respect to our common shares because our shares are listed on the NASDAQ. Accordingly, subject to the discussions below under “—Passive Foreign Investment Company,” dividends paid by us with respect to our common shares generally should be eligible for the reduced income tax rate. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC resident enterprise under the New EIT Law (see discussion under “The PRC – Restrictions on Dividend Distribution” ), we may be eligible for the benefits of the income tax treaty between the United States and the PRC. If we are eligible for such benefits, dividends we pay on the common shares would be eligible for the reduced rate even if our shares were not traded on a U.S. stock exchange.

The U.S. Treasury Department has announced its intention to promulgate rules pursuant to which holders of our common shares and intermediaries through whom such common shares is held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends eligible for the reduced rate, described above. Because such rules have not yet been issued, it is not clear whether we will be in a position to comply with them. Investors should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our common shares.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our common shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”  Furthermore, in certain circumstances, if you have held our common shares for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for any PRC withholding taxes imposed on dividends paid on our common shares.

In the event that we are deemed to be a PRC resident enterprise under the New EIT Law (see discussion under “The PRC – Restrictions on Dividend Distributions” ), you may be subject to PRC withholding taxes on dividends paid to you with respect to our common shares. Subject to generally applicable limitations, PRC withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. Investors should consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

A distribution of additional common shares to U.S. Holders with respect to our common shares that is made as part of a pro rata distribution to all shareholders generally will not be subject to U.S. federal income tax.

Taxation of Disposition of Our Common Shares

Subject to the discussion below under “—Passive Foreign Investment Company,” you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share of our common shares equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the share. Your tax basis in a share of our common shares generally will equal to the cost of such share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes.

In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law, you may be eligible for the benefits of the income tax treaty between the United States and the PRC. Under that treaty, if any PRC tax was to be imposed on any gain from the disposition of our common shares, the gain may be treated as PRC-source income. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of our common shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company

A non-U.S. corporation is considered to be a PFIC for any taxable year if, applying certain look-through rules, either:

•	at least 75% of its gross income is passive income, or

•
at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the shares.

Based on the composition of our assets and income and the current expectations, we believe that we should not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2009 taxable year and we do not intend or anticipate becoming a PFIC for 2010 or any future taxable year. The determination of PFIC status is a factual determination that must be made annually at the close of each taxable year.  Changes in the nature of our income or assets, or a decrease in the trading price of the our common shares may cause us to be considered a PFIC in the current or any subsequent year. As noted above, there can be no certainty in this regard with regard to 2010 until the close of this taxable year.

If we are a PFIC for any year during which you hold our common shares, we generally will continue to be treated as a PFIC for all succeeding years during which you own our common shares.

If we are a PFIC in any year during which you own our common shares, you may experience certain adverse tax consequences.  You could be liable for additional taxes and interest charges upon (i) distributions received by you with respect to our common shares during the year, but only to the extent that the aggregate of the distributions for the taxable year exceeds 125% of the average amount of distributions received by you in the preceding three years, or (ii) upon a sale or other disposition of a common share at a gain, whether or not we continue to be a PFIC (each an “excess distribution”). The tax will be determined by allocating the excess distribution ratably to each day you held our common shares. The amount allocated to the current taxable year and any taxable year with respect to which we were not a PFIC will be taxed as ordinary income (rather than capital gain) earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates applicable to ordinary income for such taxable years and, in addition, an interest charge will be imposed on the amount of such taxes.

If we were to become a PFIC, these adverse tax consequences may be avoided if a U.S. Holder is eligible to and does elect to annually mark-to-market our common shares. If you make a mark-to-market election with respect to your shares of our common shares, you will generally include as ordinary income the excess, if any, of the fair market value of your shares at the end of each taxable year over their adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of your shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Any gain recognized on the sale or other disposition of your shares of our common shares will be treated as ordinary income. The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in the applicable Treasury regulations.  Our common shares are listed on NASDAQ, and we expect, although no assurance can be given, that such shares will be regularly traded on that exchange.

Your adjusted tax basis in your common shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless our common shares are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. U.S. Holders are urged to consult their tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in their particular circumstances.

In general, if a non-U.S. corporation is a PFIC, a holder of shares in that corporation may avoid taxation under the rules described above by making a “qualified electing fund” election to include its share of the corporation’s income on a current basis, or a “deemed sale” election once the corporation no longer qualifies as a PFIC. However, you may make a qualified electing fund election with respect to your common shares only if we agree to furnish you annually with certain tax information, and we do not presently intend to prepare or provide such information.

If you hold shares of our common shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the shares and any gain realized on the disposition of the shares.  The reduced tax rate for dividend income, as discussed above under “Dividends,” is not applicable to a dividend paid by us if we are a PFIC for either the year the dividend is paid or the preceding year.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING
THE APPLICATION OF THE PFIC RULES TO YOUR INVESTMENT IN OUR COMMON SHARES.

Information Reporting and Backup Withholding

Dividend payments with respect to our common shares and proceeds from the sale, exchange or redemption of our common shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the U.S. SEC. Specifically, we are required to file an annual report under Form 20-F no later than six months after the close of each of our fiscal years, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the SEC’s public reference room located at 100 F Street, NE, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR filing system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders of ours are exempt from the reporting and short- swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. For information regarding the exchange rate between the U.S. dollar and the RMB, see Item 3.A, “Key Information – Selected Financial Data – Exchange Rate Information.” The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an appreciation of the RMB against the U.S. dollar of approximately 6.9% in 2007 and 6.8% in 2008. There was no material appreciation of the RMB against the US dollar in 2009. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

In addition, the RMB is not a freely convertible currency. Our subsidiaries are allowed to pay outstanding current account obligations in foreign currency but must present the proper documentation to a designated foreign exchange bank. There is no certainty that all future local currency can be repatriated.

Further, we began to use forward currency contracts to avoid foreign currency risk in 2009. We believe forward currency contracts are useful for managing exposures beyond spot contracts, as they allow a purchaser to secure the then current exchange rate for settlement at a future date. We believe that the purchase of forward currency contracts may protect our profit margins and increase our competitive standing internationally because our anticipated foreign payables or receivables can be contracted at present market levels to protect against currency fluctuations. Each forward currency contract includes two components. The first is the spot, or current value of the currencies involved. The second involves the interest rate differentials between the two currencies. The interest rate component allows markets to adjust for the time value of money. If the spot is for settlement in two days, the forwards will allow pricing to reflect which currency is more attractive to hold beyond spot. Depending upon whether a purchaser is buying or selling a currency with a higher rate of interest, a forward contract can be either more or less attractive.

In 2009, we entered into three separate foreign forward currency purchase instruments with Huaxia Bank, as to which we recorded an aggregate loss of $516,000 as of December 31, 2009, the details of which are as follows:

	December 31,	December 31,
	2009	2008
	(000s of $US)
Forward contract #1 (i)	229	-
Forward contract #2 (ii)	219	-
Forward contract #3 (iii)	68	-

Total	516	-

(i)
On September 24, 2009, Ruixiang entered a foreign currency forward contract with a notional amount of $6,009 (Euro 4,187,000) with Huaxia Bank. See Note 13 to our audited financial statements for the year ended December 31, 2009. The contract fixed the exchange rate between Euro and RMB at 10.11 with maturity date on September 24, 2010.

(ii)
On October 22, 2009, Ruixiang entered a foreign currency forward contract with a notional amount of $4,824 (Euro 3,361,000) with Huaxia Bank. See Note 13 to our audited financial statements for the year ended December 31, 2009. The contract fixed the exchange rate between Euro and RMB at 10.231 with maturity date on April 20, 2010.

(iii)
On October 27, 2009, Ruixiang entered a foreign currency forward contract with a notional amount of $1,695 (Euro 1,181,000) with Huaxia Bank. See Note13 to our audited financial statements for the year ended December 31, 2009. The contract fixed the exchange rate between Euro and RMB at 10.18 with maturity date on April 23, 2010.

	Execution Date	Interest per annum	Repayment Date	Loan Amount
Contract #1	September 24, 2009	2.196%	September 24, 2010	Euro 4.2 million
Contract #2	October 22, 2009	2.771%	April 23, 2010	Euro 3.4 million
Contract #3	October 27, 2009	2.771%	April 23, 2010	Euro 1.1 million

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

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

On January 18, 2008, Chardan’s stockholders also approved the merger of Chardan with and into A-Power for the purpose of redomestication of Chardan to the British Virgin Islands. Holders of Chardan units received one A-Power unit for every Chardan unit. Holders of Chardan common stock received one share in A-Power for every share of Chardan common stock. Holders of Chardan warrants received one A-Power warrant for every Chardan warrant. The holder of the unit purchased option issued by Chardan to the representative of the underwriters in its initial public offering in August 2005 received an equivalent option from A-Power. As a result of A-Power’s issuance of shares to Mr. Lu as consideration for all the issued and outstanding common shares of Head Dragon Holdings, the former Chardan stockholders’ interests were diluted so that they only owned approximately 35% of A-Power.

On August 21, 2009, A-Power’s shareholders voted to approve the following material modifications to A-Power’s memorandum and articles of association:

•	a deletion of the requirement of shareholder approval for issuances of shares by A-Power;

•	an increase in the authorized capital of A-Power by 100,000,000 common shares;

•	certain amendments to clarify shareholder meeting procedures; and

•	a deletion of the requirement for a classified board of directors .

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We performed an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report.  Disclosure controls and procedures are those practices and procedures that are designed to ensure that information required to be disclosed in the reports that we file and submit under the Exchange Act (i) is recorded, processed, summarized and reported as and when required and (ii) is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures as of the end of the period covered by this report were not effective to provide reasonable assurance, primarily due to the material weaknesses in our internal controls, as discussed below.

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our published consolidated financial statements in accordance with accounting principles generally accepted in the United States.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, on that the degree of compliance with policies and procedures may deteriorate.

Our management performed an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2009, utilizing the criteria described in the “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The objective of this assessment was to determine whether our internal control over financial reporting was effective as of December 31, 2009.  During management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2009, management identified the following material weaknesses described below.  A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.  Based on the assessment, and because of the material weaknesses described below, management concluded that our internal control over financial reporting was not effective as of December 31, 2009.

Entity-Level Controls

Management tried to improve entity-level control using the COSO internal control framework but concluded that such control activities were not appropriately designed and operating effectively as of December 31, 2009.  Specifically, management concluded that we did not have adequate controls with respect to: (i) insufficient communication of appropriate business practices and standards, (ii) lack of effective procedures to ensure that risks related to financial reporting are assessed in a timely manner (iii) in certain instances, lack of written policies and procedures, and (iv) insufficient monitoring of internal controls. Due to the deficiencies noted above management determined that these deficiencies constitute a material weakness in the control environment, risk assessment, control activities, monitoring, information and communication.

Financial Closing and Reporting Process

We did not maintain effective controls over the financial reporting process and underlying accounting processes due to the lack of certain written policies and procedures.

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

Remediation and Changes in Internal Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, are committed to improve internal control over financial reporting. We are investing more in developing and implementing remediation plans to address our material weaknesses. We have taken the following actions to improve our internal control over financial reporting:

•
In January, 2010, we hired a Vice President to help us improve our internal control. He is leading our internal control project team and helping headquarters, subsidiaries and business departments improve internal control.

•
We are assessing and refining our key policies and processes within headquarters and subsidiaries, including financial reporting policies and processes. We will have all written policies and processes ready before end of June 2010.

•
Management is making more of an effort to assess risk in a timely manner, and we are having increased and timely communication between headquarters, subsidiaries and departments associated with business practices, standards and risks. Key risks will be communicated directly to the Audit Committee.

•
Our internal audit department, which is already set up, will take the responsibility to monitor the effectiveness of internal control over financial reporting and operations. Management will also monitor closely if our internal control system is effective.

Our management will continue to improve and monitor the effectiveness of our disclosure controls and procedures and our internal control over financial reporting, and is committed to taking further action and implementing additional improvements as necessary.  However, our management cannot guarantee that the measures taken or any future measures will remediate the material weaknesses identified or that any additional material weaknesses or significant deficiencies will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting.

Other than the remediation and changes described in “Management's Report on Internal Control Over Financial Reporting” above, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2009, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Our independent registered public accounting firm, who audited the financial statements included in this annual report on Form 20-F, has issued an attestation report on management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2009, which is set forth below.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of A-Power Generation Systems, Ltd.

We have audited A-Power Generation Systems, Ltd.’s internal controls over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  A-Power Generation Systems, Ltd.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards required that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audit also included performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  also projects of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of deficiencies, in internal control over the financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

As described in Management’s Annual Report on Internal Control over Financial Reporting, management has concluded that the Company did not maintain effective control over financial reporting as of December 31, 2009 due to pervasive control deficiencies and material weaknesses.  The existence of pervasive control deficiencies and material weaknesses impair the effectiveness of other controls by rendering their design ineffective or by keeping them from operating effectively.  As stated in management’s report, the pervasive deficiencies identified include both entity level and financial closing and reporting processes and consisted of inadequate controls with respect to (1) communication of appropriate business practices and standards, (2) assessment of business risk and risks related to financial reporting, (3) written policies and procedures, (4) monitoring of internal controls and, (5) the financial reporting process and the underlying accounting processes.  These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2009 financial statements, and this report does not affect our report dated March 31, 2010 on those financial statements.

In our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, A-Power Energy Generation Systems, Ltd. has not maintained effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets and the related consolidated statements of income and comprehensive  income, stockholders’ equity, and cash flows of A-Power Energy Generation Systems, Ltd., and our report dated March 31, 2010 expressed an unqualified opinion.

/s/ MSCM LLP
MSCM LLP
Toronto, Canada
March 31, 2009

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

See Item 6.C, “Directors, Senior Management and Employees — Board Practices – Committees of the Board of Directors – Audit Committee.”

ITEM 16B.	CODE OF ETHICS

Effective as of the consummation of our business combination with Head Dragon Holdings, our board of directors adopted a Code of Conduct and Policy Regarding Reporting of Possible Violations, which is applicable to all of our directors, officers, full and part time employees and contract workers. A Code of Ethics for Senior Officers, which is applicable to our chief executive officer, chief financial officer and controller, and Chief Accounting Officer forms a part of our Code of Conduct. Our Code of Conduct was filed with the SEC as an exhibit to our Annual Report for the year ended December 31, 2007.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

During 2009, our registered independent public accountant was MSCM LLP, or MSCM.  The following table sets forth the aggregate fess by category as specified below paid by us to MSCM  in connection with certain professional services rendered by such firms for the annual periods indicated.

	MSCM		MSCM
	2009		2008
Audit Fees (1)	CDN$	581,275	CDN$	302,390
Audit-Related Fees		—		—
Tax Fees		—		9,500
All Other Fees		—		—

(1)
“Audit fees” means the aggregate fees billed for professional services rendered for the audit of annual financial statements, the interim review of quarterly financial statements and services that are normally provided by a principal external auditor in connection with statutory and regulatory filings or engagements).

The audit committee pre-approves each individual professional service requested from MSCM, including tax services and related fees.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We do not have an equity securities repurchase program and did not repurchase any of our equity securities during the year ended December 31, 2009.

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

Nasdaq Marketplace Rule 5250(d)(1) requires each issuer to distribute to shareholders copies of an annual report containing audited financial statements of the company and its subsidiaries. It further requires that the report be distributed to shareholders a reasonable period of time prior to the company’s annual meeting of shareholders and that it be filed with Nasdaq at the time it is distributed to shareholders. Nasdaq Marketplace Rule 5620(a) and IM-5620 requires each issuer with a new listing that was not previously subject to a requirement to hold an annual meeting, to hold its first meeting within one-year after its first fiscal year-end.  Our common shares began trading on the Nasdaq Capital Market on January 22, 2008, and on the Nasdaq Global Select Market on June 2, 2008. We held an annual general meeting of shareholders on August 21, 2009, where our shareholders approved an amendment and restatement of our Memorandum and Articles of Association.  We follow home country practice with respect to distribution to shareholders of copies of an annual report and holding of annual shareholder meetings.  We may hold annual meetings in future years if there are significant issues that require shareholder approval or if our memorandum and articles require us to do so, however, our home country practice under the laws of the British Virgin Islands does not require us to distribute to shareholders copies of our annual report, nor does it require us to hold annual shareholder meetings.  For information regarding our memorandum and articles of association, which reflects British Virgin Islands law, see Item 10.B – “Additional Information – Memorandum and Articles of Association,” to this Annual Report on Form 20-F. In accordance with Nasdaq Marketplace Rule 5250(d)(1), we will post this Annual Report on Form 20-F on our company website at: http://investor.apowerenergy.com/annuals.cfm.  In addition, we will provide a hardcopy of our Annual Report on Form 20-F free of charge to shareholders upon request.

PART III

ITEM 17.           FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.           FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this Annual Report on Form 20-F .

ITEM 19.           EXHIBITS

Exhibit No.	Description of Document

1.1
Amended and Restated Memorandum of Association of A-Power Energy Generation Systems, Ltd. (incorporated by reference to Exhibit 1.1 of Amendment No. 1 to the annual report on Form 20-F (file no. 001-33820) filed with the Securities and Exchange Commission on December 2, 2009)

1.2
Amended and Restated Articles of Association of A-Power Energy Generation Systems, Ltd. (incorporated by reference to Exhibit 1.2 of Amendment No. 1 to the annual report on Form 20-F (file no. 001-33820) filed with the Securities and Exchange Commission on December 2, 2009)

2.1
Form of Unit Purchase Option granted to EarlyBird Capital, Inc., as representative of the underwriters (incorporated by reference to Exhibit 4.4 of the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on May 17, 2005)

2.2
Amendment to Unit Purchase Option granted to EarlyBird Capital, Inc., as representative of the underwriters, dated April 16, 2007 (incorporated by reference to Exhibit 4.7 of the annual report on Form 10-KSB of Chardan South China Acquisition Corporation (file no. 000-51432-07771156) filed with the Securities and Exchange Commission on April 17, 2007)

2.3
Form of Warrant Agreement between Continental Stock Transfer & Trust Company and A-Power Energy Generation Systems, Ltd. (as successor to Chardan South China Acquisition Corporation) (incorporated by reference to Exhibit 4.5 of Amendment No. 3 to the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on July 28, 2005)

2.4
Warrant Clarification Agreement with Continental Stock Transfer & Trust Company, dated April 16, 2007 (incorporated by reference to Exhibit 4.6 of the annual report on Form 10-KSB of Chardan South China Acquisition Corporation (file no. 000-51432-07771156) filed with the Securities and Exchange Commission on April 17, 2007)

2.5
Registration Rights Agreement among A-Power Energy Generation Systems, Ltd. (as successor to Chardan China Acquisition Corp. III) and Li Zhang, Kerry Propper, Jiangnan Huang, Chardan Capital Partners and SUJG, Inc. (incorporated by reference to Exhibit 10.11 of the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on May 17, 2005)

4.1
Stock Purchase Agreement, dated April 14, 2007, between A-Power Energy Generation Systems, Ltd. (as successor to Chardan South China Acquisition Corporation and China Energy Technology Limited) and Jinxiang Lu (incorporated by reference to Annex A of the proxy statement/prospectus contained in the registration statement on Form S-4 (file no. 333-142894) originally filed with the Securities and Exchange Commission on May 11, 2007)

4.2
Form of Agreement and Plan of Merger between Chardan South China Acquisition Corporation and China Energy Technology Limited (incorporated by reference to Exhibit 2.2 of our registration statement on Form S-4 (file no. 333-142894) filed with the Securities and Exchange Commission on May 11, 2007)

4.3
Investment Management Trust Agreement between A-Power Energy Generation Systems, Ltd. (as successor to Chardan China Acquisition Corp. III) and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.7 of the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on May 17, 2005)

4.4
Form of Stock Escrow Agreement among A-Power Energy Generation Systems, Ltd. (as successor to Chardan China Acquisition Corp. III), Continental Stock Transfer & Trust Company, and Li Zhang, Kerry Propper, Jiangnan Huang, Chardan Capital Partners and SUJG, Inc. (incorporated by reference to Exhibit 10.8 of the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on May 17, 2005)

4.5
Letter Agreement between Chardan China Acquisition Corp. III and Chardan Capital, LLC regarding administrative support for period between initial public offering and effective date of business combination or liquidation of Chardan China Acquisition Corp. III (incorporated by reference to Exhibit 10.9 of the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on May 17, 2005)

4.6
Letter Agreement, dated April 30, 2005, among A-Power Energy Generation Systems, Ltd. (as successor to Chardan China Acquisition Corp. III), EarlyBird Capital, Inc. and Dr. Richard D. Propper (incorporated by reference to Exhibit 10.1 of the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on May 17, 2005)

4.7
Letter Agreement, dated April 30, 2005, among A-Power Energy Generation Systems, Ltd. (as successor to Chardan China Acquisition Corp. III), EarlyBird Capital, Inc. and Li Zhang (incorporated by reference to Exhibit 10.2 of the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on May 17, 2005)

4.8
Letter Agreement, dated April 30, 2005, among A-Power Energy Generation Systems, Ltd. (as successor to Chardan China Acquisition Corp. III), EarlyBirdCapital, Inc. and Kerry Propper (incorporated by reference to Exhibit 10.3 of the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on May 17, 2005)

4.9
Letter Agreement, dated April 30, 2005, among A-Power Energy Generation Systems, Ltd. (as successor to Chardan China Acquisition Corp. III), EarlyBirdCapital, Inc. and Jiangnan Huang (incorporated by reference to Exhibit 10.4 of the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on May 17, 2005)

4.10
Letter Agreement, dated April 30, 2005, among A-Power Energy Generation Systems, Ltd. (as successor to Chardan China Acquisition Corp. III), EarlyBirdCapital, Inc. and Chardan Capital Partners (incorporated by reference to Exhibit 10.5 of the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on May 17, 2005)

4.11
Letter Agreement, dated April 30, 2005, among A-Power Energy Generation Systems, Ltd. (as successor to Chardan China Acquisition Corp. III), EarlyBirdCapital, Inc. and SUJG, INC. (incorporated by reference to Exhibit 10.6 of the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on May 17, 2005)

4.12
Cooperation Agreement, dated September 16, 2005, between Liaoning GaoKe Energy Group Company Limited and Tsinghua University (incorporated by reference to Exhibit 10.14 of Amendment No. 2 of our registration statement on Form S-4 (file no. 333-142894) filed with the Securities and Exchange Commission on October 11, 2007)

4.13
Cooperation Agreement, dated June 25, 2005, between Liaoning GaoKe Energy Group Company Limited and China Academic Sciences Guangzhou Energy Institute (incorporated by reference to Exhibit 10.15 of Amendment No. 2 of our registration statement on Form S-4 (file no. 333-142894) filed with the Securities and Exchange Commission on October 11, 2007)

4.14
A-Power Energy Generation Systems, Ltd. 2007 Equity Plan (incorporated by reference to Annex D of the proxy statement/prospectus contained in our registration statement on Form S-4 (file no. 333-142894) originally filed with the Securities and Exchange Commission on May 11, 2007)

4.15
Form of 2007 Equity Plan Notice of Grant of Stock Option and Stock Option Agreement (for participants resident in the PRC) (incorporated by reference to Exhibit 4.15 of our Annual Report on Form 20-F (file no. 001-33820) filed with the Securities and Exchange Commission on July 11, 2008)

4.16
Form of 2007 Equity Plan Notice of Grant of Stock Option and Stock Option Agreement (for U.S. participants) (incorporated by reference to Exhibit 4.16 of our Annual Report on Form 20-F (file no. 001-33820) filed with the Securities and Exchange Commission on July 11, 2008)

4.17
Form of 2007 Equity Plan Notice of Grant of Stock Option and Stock Option Agreement (for international participants resident outside the PRC) (incorporated by reference to Exhibit 4.17 of our Annual Report on Form 20-F (file no. 001-33820) filed with the Securities and Exchange Commission on July 11, 2008)

4.18
Securities Purchase Agreement, dated June 18, 2009, between A-Power Energy Generation Systems, Ltd. and the investors named therein (incorporated by reference to Exhibit 4.18 of Amendment No. 1 to the annual report on Form 20-F (file no. 001-33820) filed with the Securities and Exchange Commission on December 2, 2009)

4.19
Form of Senior Convertible Note, dated June 19, 2009, issued by A-Power Energy Generation Systems, Ltd. (incorporated by reference to Exhibit 4.19 of Amendment No. 1 to the annual report on Form 20-F (file no. 001-33820) filed with the Securities and Exchange Commission on December 2, 2009)

4.20
Form of Warrant, dated June 19, 2009, issued by A-Power Energy Generation Systems, Ltd. (incorporated by reference to Exhibit 4.20 of Amendment No. 1 to the annual report on Form 20-F (file no. 001-33820) filed with the Securities and Exchange Commission on December 2, 2009)

4.21
Form of Put Agreement, dated June 19, 2009, between A-Power Energy Generation Systems, Ltd. and the investors named therein (incorporated by reference to Exhibit 4.21 of Amendment No. 1 to the annual report on Form 20-F (file no. 001-33820) filed with the Securities and Exchange Commission on December 2, 2009)

4.22
Pledge Agreement, dated June 19, 2009, by and among Jinxiang Lu, A-Power Energy Generation Systems, Ltd. and Hudson Bay Fund LP (incorporated by reference to Exhibit 4.22 of Amendment No. 1 to the annual report on Form 20-F (file no. 001-33820) filed with the Securities and Exchange Commission on December 2, 2009)

4.23
Letter Agreement, dated June 19, 2009, between A-Power Energy Generation Systems, Ltd. and Jinxiang Lu (incorporated by reference to Exhibit 4.23 of Amendment No. 1 to the annual report on Form 20-F (file no. 001-33820) filed with the Securities and Exchange Commission on December 2, 2009)

4.24
Registration Rights Agreement, dated June 18, 2009, by and among A-Power Energy Generation Systems, Ltd. and the investors named therein (incorporated by reference to Exhibit 4.24 of Amendment No. 1 to the annual report on Form 20-F (file no. 001-33820) filed with the Securities and Exchange Commission on December 2, 2009)

4.25
Voting Agreement, dated June 19, 2009, by and among A-Power Energy Generation Systems, Ltd., Jinxiang Lu and John S. Lin (incorporated by reference to Exhibit 4.25 of Amendment No. 1 to the annual report on Form 20-F (file no. 001-33820) filed with the Securities and Exchange Commission on December 2, 2009)

4.26
Lock-up Agreement, dated June 19, 2009, between A-Power Energy Generation Systems, Ltd. and each of Jinxiang Lu and John S. Lin (incorporated by reference to Exhibit 4.26 of Amendment No. 1 to the annual report on Form 20-F (file no. 001-33820) filed with the Securities and Exchange Commission on December 2, 2009)

4.27
License Agreement, dated May 23, 2007, between Liaoning GaoKe Energy Group Company Limited and Führlander AG (incorporated by reference to Exhibit 4.27 to our Annual Report on Form 20-F (file no. 001-33820) filed with the Securities and Exchange Commission on June 30, 2009)

4.28
Know-how License Use Agreement, dated January 12, 2009, by and among Liaoning GaoKe Energy Group Company Limited, Shenyang Lucky Wind Power Equipments Co., Ltd and Führlander AG (incorporated by reference to Exhibit 4.28 to our Annual Report on Form 20-F (file no. 001-33820) filed with the Securities and Exchange Commission on June 30, 2009)

4.29
License Agreement, dated February 16, 2007, between Liaoning GaoKe Energy Group Company Limited and Norwin A/S (incorporated by reference to Exhibit 4.29 to our Annual Report on Form 20-F (file no. 001-33820) filed with the Securities and Exchange Commission on June 30, 2009)

4.30
Technology License Use Agreement, dated January 12, 2009, by and among Liaoning GaoKe Energy Group Company Limited, Shenyang Gold Lucky Electric Power Equipments Co., Ltd and Norwin A/S (incorporated by reference to Exhibit 4.30 to our Annual Report on Form 20-F (file no. 001-33820) filed with the Securities and Exchange Commission on June 30, 2009)

4.31
Form of Conversion Agreement between A-Power Energy Generation Systems, Ltd. and the investors named therein (incorporated by reference to Exhibit 99.2 of our Form 6-K (file no. 001-33820) filed with the Securities and Exchange Commission on December 21, 2009)

4.32
Form of Confirmation Letter between A-Power Energy Generation Systems, Ltd. and the investors named therein (incorporated by reference to Exhibit 99.3 of our Form 6-K (file no. 001-33820) filed with the Securities and Exchange Commission on December 21, 2009)

4.33
Form of Securities Purchase Agreement, dated January 21, 2010, between A-Power Energy Generation Systems, Ltd. and the investors named therein (incorporated by reference to Exhibit 99.1 of our Form 6-K (file no. 001-33820) filed with the Securities and Exchange Commission on January 21, 2010)

4.34
Form of [A/B] Warrant, dated January 21, 2010, issued by A-Power Energy Generation Systems, Ltd. (incorporated by reference to Exhibit 99.2 of our Form 6-K (file no. 001-33820) filed with the Securities and Exchange Commission on January  21, 2010)

4.35
Form of Registration Rights Agreement, dated January 21, 2010,by and among A-Power Energy Generation Systems, Ltd. and the investors named therein (incorporated by reference to Exhibit 99.3 of our Form 6-K (file no. 001-33820) filed with the Securities and Exchange Commission on January 21, 2010)

4.36
Form of Voting Agreement , dated January 21, 2010, by and among A-Power Energy Generation Systems, Ltd., Jinxiang Lu and John S. Lin (incorporated by reference to Exhibit 99.4 of our Form 6-K (file no. 001-33820) filed with the Securities and Exchange Commission on January 21, 2010)

4.37
Form of Lock-up Agreement, dated January 21, 2010, between A-Power Energy Generation Systems, Ltd. and each of Jinxiang Lu and John S. Lin (incorporated by reference to Exhibit 99.5 of our Form 6-K (file no. 001-33820) filed with the Securities and Exchange Commission on January 21, 2010)

4.38**	Agreement for Product Design & Development and Licensing of Wind Turbine Technology, dated December 30, 2009, by and between A-Power Energy Generation Systems, Ltd. and W2E Technologies GmbH

4.39*	Memorandum of Understanding on Framework of Cooperation, dated January 28, 2008, between A-Power Energy Generation Systems, Ltd. and Furhlander AG

4.40*	Amended and Restated Limited Liability Company Agreement, dated December 16, 2009, between United States Renewable Energy Group Wind Partners I, LLC and Shenyang Power Group Company

4.41*	Amendment No. 1 to Amended and Restated Limited Liability Company Agreement, dated February 12, 2010, between United States Renewable Energy Group Wind Partners I, LLC and Shenyang Power Group

4.42	Stock Purchase Agreement, dated September 19, 2009, between Liaoning GaoKe Energy Group Company Limited and EVATECH Co. Ltd (incorporated by reference to Exhibit 99.1 of our Form 6-K (file no. 001-33820) filed with the Securities and Exchange Commission on December 2, 2009)

8.1*	List of Subsidiaries

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

* Filed with this Annual Report on Form 20-F.

** A portion of the Exhibit was omitted and has been filed separately with the Secretary of the Commission pursuant to an SEC order granting confidential treatment thereof. Filed with this Annual Report on Form 20-F.

± This certification is furnished pursuant to Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code and will not be deemed filed for purposes of Section 18 of the Exchange Act, or otherwise subject to liability of that section. This certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

A-POWER ENERGY GENERATION SYSTEMS, LTD.

By:	/s/ Jinxiang Lu
Jinxiang Lu
Chairman of the Board and Chief Executive Officer
Date: March 31, 2010

A-POWER ENERGY GENERATION SYSTEMS, LTD. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of A-Power Energy Generation Systems, Ltd.

We have audited the accompanying consolidated balance sheets of A-Power Energy Generation Systems, Ltd. and subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2009.  The Company’s management is responsible for these financial statements.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States).  The Company’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 31, 2010 expressed an adverse opinion.

/s/ MSCM LLP
MSCM LLP
Toronto, Canada
March 31, 2010

A-Power Energy Generation Systems, Ltd. and Subsidiaries

Consolidated Balance Sheets
(In Thousands of United States Dollars)
	December 31,
	2009	2008
Assets
Current assets
Cash and cash equivalents	$166,476	$44,518
Restricted cash (note 4)	13,399	2,608
Accounts receivable, net of allowance for doubtful accounts of $Nil (2008 - $Nil) (note 5)	12,463	7,238
Prepayments, deposits, other receivables (note 6)	52,452	79,845
Costs and estimated earnings in excess of billings on uncompleted projects	2,967	2,094
Inventory (note 7)	10,327	8,723
Due from related parties (note 22)	105	1,297
Total current assets	258,189	146,323

Accounts receivable, net of allowance for doubtful accounts of $Nil (2008 - $Nil) (note 5)	5,738	3,646
Construction in progress (note 9)	—	18,006
Property, plant and equipment, net accumulated depreciation of $1,912 (2008 - $959) (note 8)	58,617	14,312
Intangible assets ,net accumulated depreciation of $169 (2008-Nil) (note 10)	22,412	12,564
Deposits on intangible assets (note 11)	5,657	10,322
Deferred income tax asset (note 20)	2,321	364
Long term investment (note 12)	2,423	—
Total assets	$355,357	$205,537
Liabilities and Stockholders’ Equity
Bank loans (note 13)	$19,852	$—
Accounts payable	15,415	12,909
Other payables and accrued liabilities (note 14)	24,619	17,227
Customer deposits	9,994	13,350
Billings in excess of costs and estimated earnings on uncompleted projects	4,887	4,022
Unearned revenue	1,419	—
Due to related parties (note 22)	4,158	1,320
Income and business taxes payable (note 20)	4,078	742
Deferred Income tax liability (note 20)	31	—
Fair value of forward contracts (note 25)	516	—
Warrants liability (note 15)	17,750	—
Total liabilities	102,719	49,570

Commitments and contingencies (note 24)
Stockholders' equity
Common shares, 150,000,000 authorized with par value of $0.0001 per share, 39,585,706 shares issued (2008 – 50,000,000 authorized, 33,706,938 shares issued) (note 17)	4	3
Additional paid-in capital	203,491	111,242
Accumulated other comprehensive income	6,459	6,578
Statutory reserves (note 18)	4,155	4,155
Retained earnings	(1,651)	33,331
Total A-Power Energy Generation Systems Ltd. stockholders’ equity	$212,458	$155,309
Noncontrolling interest (note 16)	40,180	658
Total stockholders’ equity	252,638	155,967
Total liabilities and stockholders’ equity	$355,357	$205,537

  The accompanying notes are an integral part of these consolidated financial statements.

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Consolidated Statements of Income
(In Thousands of United States Dollars, Except per Share Amounts)

	Years ended December 31,
	2009	2008	2007

Revenues	$311,252	$264,866	$152,544
Cost of sales and business taxes	260,167	227,990	131,987

Gross profit	51,085	36,876	20,557

Expenses
Selling, general and administrative expenses	12,845	8,700	3,482

Income from operations	38,240	28,176	17,075

Other expenses (incomes)
Interest costs	369	153	969
Finance costs	272	-	913
Other income	(437)	(966)	(250)
Accretion expense on convertible notes	2,280	—	—
Change in fair value of warrants	11,596	—	—
Change in fair value of embedded derivative-convertible notes	25,611	—	—
Make-whole amount paid on conversion	9,886	—	—
Fair value of inducement issued to convertible notes holders on conversion	3,394	—	—

Total other expenses (incomes)	52,971	(813)	1,632

Income before provision for income taxes	(14,731)	28,989	15,443

Provision for income taxes (note 20)	1,792	71	190

Net (loss) Income	(16,523)	28,918	15,253

Deduct: Net income attributed to noncontrolling interest (note 16)	(169)	(402)	(39)

Net (loss) income attributable to A-Power Energy Generation Systems, Ltd.	(16,692)	28,516	15,214

(Loss) earnings per share (note 21) :
Basic	$(0.49)	$0.96	$1.17
Diluted	$(0.49)	$0.94	$1.17

Weighted average number of shares outstanding:
Basic	34,199,100	29,824,158	13,000,000
Diluted	34,199,100	30,432,434	13,000,000

The accompanying notes are an integral part of these consolidated financial statements

A-Power Energy Generation Systems, Ltd. and subsidiaries
Consolidated Statements of Comprehensive Income
(In Thousands of United States Dollars, Except per Share Amounts)

	Years ended December 31,
	2009	2008	2007

Net (loss) Income	$(16,523)	$28,918	$15,253

Other comprehensive income

(Loss) gain in foreign exchange translation	(119)	4,562	1,542

Comprehensive (loss) income	$(16,642)	$33,480	$16,795

Add: Comprehensive income attributable to noncontrolling interest	(169)	(402)	(39)

Comprehensive (loss) income attributable to A-Power Energy Generation Systems, Ltd.	$(16,811)	$33,078	$16,756

The accompanying notes are an integral part of these consolidated financial statements

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Consolidated Statements of Stockholders’ Equity
(In Thousands of United States Dollars)

	Common Shares	Share Value	Additional paid-in Capital	Acc. Other Comp. Income (loss)	Statutory Reserves	Retained Earnings (loss)	Noncontrolling Interest	Total
Balance, December 31, 2007	13,000,000	$1	3,391	$2,016	$3,307	$22,563	$256	$31,534
Recapitalization in connection with Share Exchange Transaction	7,000,000	1	—	—	—	—	—	1
Conversion of preferred stock to common stock in connection with Share Exchange Transaction	650,000	—	—	—	—	—	—	—
Paid in capital of acquiree recorded in connection with Share Exchange Transaction	—	—	30,968	—	—	—	—	30,968
Capital stock issued as an exercise of option	190,635	—	—	—	—	—	—	—
Warrants redeemed	11,866,303	1	59,328	—	—	—	—	59,329
Merger related shares issued re 2007 performance	1,000,000	—	12,600	—	—	(12,600)	—	—
Incentive shares related to 2008 performance	—	—	4,300	—	—	(4,300)	—	—
Stock based compensation	—	—	836	—	—	—	—	836
Elimination of acquiree opening deficit	—	—	(181)	—	—	—	—	(181)
Foreign currency translation adjustment	—	—	—	4,562	—	—	—	4,562
Adjustment to statutory reserves	—	—	—	—	848	(848)	—	—
Noncontrolling Interest	—	—	—	—	—	—	402	402
Net income	—	—	—	—	—	28,516	—	— 28,516
Balance, December 31, 2008	33,706,938	3	111,242	6,578	4,155	33,331	658	155,967
Incentive shares issued re 2008 performance	1,000,000	—	—	—	—	—	—	—
Conversion of $40 million convertible notes	4,878,768	1	72,357	—	—	—	—	72,358
Inventive shares related to 2009 performance	—	—	18,290	—	—	(18,290)	—	—
Stock-based Compensation	—	—	1,602	—	—	—	—	1,602
Net income	—	—	—	—	—	(16,692)	169	(16,523)
Noncontrolling shareholder capital injection	—	—	—	—	—	—	39,353	39,353
Foreign currency translation adjustment	—	—	—	(119)	—	—	—	(119)
Balance, December 31, 2009	39,585,706	$4	$203,491	$6,459	$4,155	$(1,651)	$40,180	$252,638

The accompanying notes are an integral part of these consolidated financial statements.

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Consolidated Statements of Cash Flows
(In Thousands of United States Dollars)

	Years ended December 31,
	2009	2008	2007

Cash flows from operating activities:
Net income	$(16,523)	$28,918	$15,253

Adjustments to reconcile net income to cash provided by (used in) operating activities:
Stock-based compensation	1,602	836	—
Amortization	1,628	385	187
Accretion on promissory note	—	—	192
Issuance cost	—	—	721
Future income tax recovery	(1,924)	(358)	—
Payment to a supplier by a non-monetary item	—	—	16
Gains from disposition of property, plant and equipment	(42)	—	(5)
Loss recognized from GE Joint Venture	85	—	—
Change in fair value of warrants	11,596	—	—
Change in fair value of embedded derivatives	25,611	—	—
Accretion expense on convertible notes	2,280	—	—
Make-whole amount paid on conversion	9,886	—	—
Fair value of inducement issued to convertible note holders on conversion	3,394	—	—

Changes in operating assets and liabilities:
Accounts receivable	(7,387)	13,345	(16,295)
Costs and estimated earnings in excess of billings on uncompleted contracts	(873)	(2,056)	834
Prepayments, deposits and other receivables	28,612	(66,010)	18,623
Inventory	(1,608)	(8,565)	—
Accounts payable and accrued liabilities	5,740	(3,588)	11,815
Customer deposits	(3,347)	10,505	(7,110)
Billings in excess of costs and estimated earnings on uncompleted contracts	867	3,949	—
Due to (from) related parties	26	—	—
Unearned revenue	1,418	—	—
Income and business taxes payable	3,334	320	(3,119)
Net cash provided by (used in) operating activities	64,375	(22,319)	21,112

Cash flows from investing activities:
Increase in restricted bank balances	(10,782)	(2,608)	—
Proceeds from sale of property, plant and equipment	92)	—	—
Purchase of property, plant and equipment	(23,634)	(6,091)	(495)
Payments of deposits on intangible assets	(9)	(6,575)	(4,124)
Purchase of intangible assets	(1,302)	(3,750)	—
Construction in progress	—	(17,681)	—
Loans to third parties	(1,400)	(8,873)	—
Cash received from Chardan upon recapitalization	—	31,748	—
Liabilities assumed from A-Power	—	(1,008)	—
Long term investment	(2,507)	—	—
Net cash (used in) investing activities	(39,542)	(14,838)	(4,619)

A-Power Energy Generation Systems Ltd. and Subsidiaries
Consolidated Statements of Cash Flows (continued)
(In Thousands of United States Dollars)

	Years ended December 31,
	2009	2008	2007
Cash flows from financing activities:
Proceeds from bank loans	20,354	—	—
Proceeds from share capital, net of cost	35,453	59,330	2,871
Proceeds from notes payable, net of cost	—	—	14,279
Repayment of bank loans	—	(1,008)	—
Repayment of notes payable	—	(15,000)	—
Repayments of related party notes	—	—	(7,301)
Due to related parties	—	128	(12)
Due to shareholder	4,000	—	194
Proceeds from issuance of convertible notes	37,097	—	—
Net cash provided by financing activities	96,904	43,450	10,031

Effect of exchange rate change	221	2,393	791
Net increase in cash and cash equivalents	121,958	8,686	27,315

Cash and cash equivalents, beginning of year	44,518	35,832	8,517
Cash and cash equivalents, end of year	$166,476	$44,518	$35,832

Supplemental disclosures of cash flow information:
Interest paid	$173	$1,035	$65
Taxes paid	$632	$—	$60

The accompanying notes are an integral part of these consolidated financial statements.

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Year Ended December 31, 2009)
(In Thousands of United States dollars, Except per Share Amounts)

1.	Nature of Operations and Basis of Presentation (Summary of Organization)

A-Power Energy Generation Systems, Ltd. (“A-Power” or the “Company”), formerly known as China Energy Technology Limited, was established under the laws of the British Virgin Islands (“BVI”) on May 14, 2007, as a subsidiary of Chardan South China Acquisition Corporation (“Chardan”).  Its purposes were to merge with Chardan and to hold a 100% interest in Head Dragon Holdings Limited (“Head Dragon”) upon the completion of a reverse acquisition transaction with recapitalization (the “1/18/08 Transaction”), as described in Note 3 to the consolidated financial statements.  As of December 31, 2009, details of the Company’s subsidiaries are as follows:

Name of company	Place of incorporation	Date of incorporation	Percentage of ownership interest attributable to the Company		Principal activity segment
			Directly	Indirectly

Head Dragon Holdings Limited (“Head Dragon”)	Hong Kong	June 2006	100%	—	Investment holding

Easy Flow Limited (“Easy Flow”)	Hong Kong	June 2007	100%	—	Investment holding

Liaoning GaoKe Energy Group Company Limited (“GaoKe Energy”)	People’s Republic of China (“PRC”)	March 2003	—	100%	Construction of distributed power generation systems

Liaoning GaoKe (High-Tech) Energy Saving and Thermoelectricity Design Research Institute (“GaoKe Design”)	PRC	May 2003	—	51%	Design of distributed power generation systems

Liaoning International Construction and Engineering Group Limited (“LICEG Ltd.”)	PRC	August 2007	—	90%	Construction of infrastructure, industrial buildings, and residential real estate properties

Shenyang (Ruixiang) Lucky Wind Power Equipments Co., Ltd. (“Ruixiang”)	PRC	July 2007	—	100%	Manufacture of wind energy turbines

Shenyang (Jinxiang) Gold Luck Electric Power Equipment Co., Ltd. (“Jinxiang”)	PRC	January 2008	—	80%	Manufacture of wind energy turbines

Shenyang Yixiang Wind Power Equipment Limited (“Yixiang”)	PRC	July 2009	—	100%	Manufacture of wind energy turbine components

Shenyang Power Group Ltd. (“Power”)	PRC	May 2009	—	62%	Construction of electricity generation projects and manufacture of power equipment

Shoulong Energy Co., Ltd. (“Shoulong”)	Thailand	July 2009	—	100%	Construction of distributed power generation systems
Shenyang Longxiang Wind Power Techologies Limited ("Longxiang")	PRC	October 2009	—	100%	Research and development, consultant service for wind turbine business

Head Dragon was incorporated in June 2006 in Hong Kong to act as a holding company for its 100% subsidiary, GaoKe Energy.  Prior to the reverse acquisition of A-Power, Head Dragon was wholly-owned by Mr. Jinxiang Lu, the current Chief Executive Officer of the Company.

Easy Flow was incorporated in June 2007 in Hong Kong to act as a holding company for its 100% subsidiary, Ruixiang, and its 80% subsidiary, Jinxiang.  Easy Flow and its subsidiaries were owned by the current Chief Operation Officer of the Company on behalf of A-Power.  The ownership was transferred to A-Power in June 2008 at a nominal cost.

Since the current Chief Operation Officer of A-Power owned Easy Flow on behalf of the Company before the ownership transfer in June 2008, Easy Flow and its subsidiaries were consolidated within A-Power’s financial statements throughout the years ended December 31, 2009, 2008 and 2007.

GaoKe Energy was incorporated in the PRC in March 2003 as a construction company specializing in new energy or renewable energy power-stations and micro-power networks within the PRC.  GaoKe Energy became a 100% subsidiary of Head Dragon in June 2006.  Thereafter, GaoKe Energy has been a Foreign Investment Enterprise starting from January 1, 2007.  GaoKe Energy is a 51% owner of its subsidiary GaoKe Design, and a 90% owner of its subsidiary, LICEG Ltd.  Prior to the sale to Head Dragon, GaoKe Energy was wholly-owned by Mr. Jinxiang Lu.

GaoKe Design was incorporated in the PRC in May 2003 as a design company specializing in new energy or renewable energy power-stations and micro-power networks.  GaoKe Design was incorporated as a 51% subsidiary of GaoKe Energy with minority ownership of 36% held by Mr. Jinxiang Lu, and 13% held by Ms. Haixue Yu, the wife of Mr. Jinxiang Lu.

LICEG, Ltd. was incorporated in August 2007 in the PRC as a construction company. LICEG, Ltd. was incorporated as a joint venture with 90% majority ownership held by GaoKe Energy and 10% minority ownership held by Liaoning International Construction and Engineering Group (“LICEG”), a PRC state-owned construction and engineering company, which holds a Class A construction license.  LICEG Ltd. intends to obtain the Class A construction license from LICEG, enabling it to specialize in power and infrastructure projects of any size both domestically in the PRC and internationally.

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

Yixiang was incorporated in June 2009 in the PRC as a manufacturing company specializing in the production of wind turbine components to establish a joint venture with GE Drivetrain Technologies, a unit of GE Transportation, namely, GE Drivetrain Technologies (Shenyang) Co., Ltd.. As of December 31, 2009, the Company had contributed 50% of its share of equity amounting to $2,508 (RMB17,125,000 )of $5,016(RMB34, 250,000).

Power was incorporated in May 2009 in the PRC as a construction company specialized in electricity generation projects and manufacturer of power equipment. Its registered capital is $147,000 (RMB1,000 million) of which Gaoke Energy, LICEG Ltd., Ruixiang and Jinxiang, all on behalf of A-Power, committed to contribute 62% of the registered capital and the remainder from other various non-related entities. As of December 31, 2009, 62% of the registered capital was paid by A-Power Group, and 24.2% of the registered capital was paid by other non-related entities.

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Year Ended December 31, 2009)
(In Thousands of United States dollars, Except per Share Amounts)

Shoulong was incorporated in July 2009 in Bangkok, Thailand, specializing in the construction of distributed power generation systems. 48.997% of its ownership is held by Gaoke Energy and 51% of its ownership is held by Sombat Chotviriyakul, a non-related party. The remaining 0.003% of its ownership is held by Lu Jia, Sun Guangmin and Wang Guijuan, equally, on behalf of Gaoke Energy. In July 2009, Gaoke Energy advanced a non-interest bearing loan of $150 to Sombat Chotviriyakul for his share of capital to Shoulong. Sombat Chotviriyakul is not entitled to the profit or loss of Shoulong, but holds the equity on behalf of Gaoke. Sun Guangmin, Lu Jia and Wang Guijuan, who are the staff of A-Power, together with Sombat Chotviriyakul, are directors of Shoulong. Pursuant to the Articles of Association of Shoulong, the majority of directors present forms a quorum for the transaction of business. Therefore, the Company is considered to be the ultimate holding Company of Shoulong, and therefore, consolidates Shoulong’s financial results.

Longxiang was incorporated in October 2009 in the PRC as a manufacturing company specializing in research and development, consultant service for wind turbine business.

Except for Shoulong, as of December 31, 2009, all the operating subsidiaries as described above are engaged in businesses in the PRC.

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

Foreign currency translation

The functional currency of the Company’s operating unit subsidiaries in the PRC is the Chinese Yuan Renminbi (“RMB”), the functional currency of Shoulong is Thai Bhat, and the functional currency of the Company and its holding company subsidiaries is the U.S. Dollar.  The accompanying consolidated financial statements have been translated as necessary and presented in U. S. Dollars according to the accounting standard, “Foreign Currency Translation.”  In accordance with Foreign Currency Translation, all assets and liabilities were translated at the current exchange rate at the balance sheet dates, stockholders' equity was translated at the historical rates, and the consolidated statements of income and comprehensive income and consolidated statements of cash flows were translated at the average exchange rates for the periods.  As of December 31, 2009, the assets and liabilities of the Company maintained in RMB were translated to U.S. Dollars at US $1.00 = RMB 6.8259 (US $1.00 = RMB 6.8225 and 7.2946 respectively at December 31, 2008 and 2007), and the consolidated statements of income and comprehensive income of the Company maintained in RMB was translated to U.S. Dollars at US $1.00 = RMB6.8307(US $1.00 = RMB6.9477 and 7.6072 respectively in 2008 and 2007).  Adjustments resulting from the translation of financial statements from RMB into U.S. dollars are recorded in the consolidated statements of stockholders’ equity and the consolidated statements of income and comprehensive income as a foreign currency translation adjustment and in the consolidated balance sheets in stockholders’ equity as part of accumulated other comprehensive income, in accordance with the accounting standard, “Reporting Comprehensive Income”.  The foreign currency translation adjustment of ($119), $4,562 and $1,542 have been reported as such in the consolidated statements of stockholders’ equity and the consolidated statements of income and comprehensive income for the years ended December 31, 2009, 2008 and 2007 respectively and as part of accumulated other comprehensive income in the consolidated balance sheets.

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
(Year Ended December 31, 2009)
(In Thousands of United States dollars, Except per Share Amounts)

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

 Revenue recognition

Revenues are generated from the design and construction of new energy or renewable energy power stations, micro-power networks, infrastructure, industrial buildings, and residential real estate properties.  The contracts for the design and construction of customized energy systems and networks are legally enforceable binding agreements between the Company and its customers.  Performance of these contracts often will extend over long periods, and the Company’s right to receive payments depends on its performance in accordance with these contractual agreements.  The duration of contracts varies from several months to eighteen months or more.  The operating cycle of the Company is determined by a composite of many individual contracts in various stages of completion and is measured by the duration of the average time intervening between the acquisition of materials or service entering the construction process and the substantial completion of contracts.

Revenue for the construction segment is recognized using the percentage of completion method of accounting, in accordance with the accounting standard, “Accounting for Construction Contracts and Certain Production-Type Contracts”.  Revenue recognition is based on an estimate of the income earned to date based on percentage of completion, less income recognized in earlier periods.  Estimates of the degree of completion of a contract are based on the actual direct costs incurred to date compared with the expected total direct contract costs.  Direct costs include, but are not limited to, direct labor, equipment rent, subcontracting, direct materials, and direct overhead incurred after the receipt of a contract.  General and administrative expenses are accounted for as period costs and are, therefore, not included in the percentage of completion calculation.  The progress of subcontractors is evaluated on a monthly basis in a construction progress report generated by a Company project manager and verified by representatives of the subcontractor and of the Company.

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

Wind turbine revenues involve the provision of multiple elements. For wind turbine sales, the Company determines whether the contract or arrangement contains more than one unit of accounting. An arrangement is separated if (1) the delivered element(s) has (have) value to the customer on a stand-alone basis, (2) there is reliable evidence of the fair value of the undelivered element(s) and (3), if the arrangement includes a general right of return relative to the delivered element(s), delivery or performance of the undelivered element(s) is (are) considered probable and substantially in the control of the Company. If all three criteria are fulfilled, the appropriate revenue recognition convention is then applied to each separate unit of accounting. Generally, the total arrangement consideration is allocated to the separate units of accounting based on their relative fair values. Reliable fair values are sales prices for the component when it is regularly sold on a stand-alone basis, third-party prices for similar components or, under certain circumstances, cost plus, an adequate business specific profit margin related to the relevant element. If the three criteria are not met, revenue is deferred until such criteria are met or until the period in which the last undelivered element is delivered. The amount allocable to the delivered elements is limited to the amount that is not contingent upon delivery of additional elements or meeting other specified performance conditions. For multiple element contracts where there is no vendor specific objective evidence (VSOE) or third-party evidence that would allow the allocation of an arrangement fee amongst various pieces of a multi-element contract, fees received in advance of services provided are recorded as deferred revenues until additional operational experience or other VSOE becomes available, or until the contract is completed.

The Company recognizes wind turbine manufacturing revenue under the guidance found in ASU 2009-13 Multiple-Deliverable Revenue Arrangement. The manufacture of wind turbines comprises two stages: (a) manufacture; and (b) installation. These two stages constitute separate units of accounting. We recognize 90% of manufacture stage revenue when we complete manufacture of our turbines and receive notice of customer acceptance. We defer recognition of 10% wind turbine manufacture revenue, which is recognized at the end of the quality assurance and warranty period of 18 months following execution of contracts associated with the sale of our wind turbines. In the fiscal year ended December 31, 2009, we recognized total revenue from our wind turbine operations of $32,700, consisting of revenue recognized for the manufacture of ten 2.7MW wind turbines. We recognize installation stage revenue consistent with the Distributed Power Generation segment revenue recognition policy.

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Year Ended December 31, 2009)
(In Thousands of United States dollars, Except per Share Amounts)

The company generated revenue of $311,252 in 2009, of which approximately 83.9% was generated from the construction segment, and approximately 10.5% generated form wind business segment. The remaining 5.6% was generated from other segments.

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

Cash and cash equivalents

Cash and cash equivalents are comprised of cash on hand and  short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.  As of December 31, 2009 and 2008, the Company did not have any cash equivalents.

Accounts receivable

Trade accounts receivable arise when the Company has invoiced a customer for work performed on a contract, but payment for the work has not yet been received and are recorded as current accounts receivable.

For the Distributed generation business, Customers typically withhold 5% of each invoice amount as security for performance of any additional work that is required during the warranty period, which is normally the year following the customer’s initial acceptance of the completed project.  These retentions withheld by customers with a remaining warranty period of one year or less are recorded as current accounts receivable, and retentions withheld by customers with a remaining warranty period greater than one year are recorded as non-current accounts receivable.

The Company recognizes an allowance for doubtful accounts to ensure accounts receivable are not overstated due to potential uncollectibility.  An allowance is made when objective evidence exists that the Company may not be able to collect all amounts due according to the original terms of receivables, and bad debts are written off when uncollectibility is confirmed.  Based on its experience, the warranty claims are in turn satisfied by the Company’s subcontractors with no material expenditures required by the Company, and no significant events have occurred to indicate potential uncollectibility from customers.  Therefore, an allowance for doubtful accounts of $Nil and $Nil was recorded as of December 31, 2009 and 2008, respectively.  Bad debt expensed for the years ended December 31, 2009, 2008 and 2007 amounted to $Nil.

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
(Year Ended December 31, 2009)
(In Thousands of United States dollars, Except per Share Amounts)

Inventory

Inventory is comprised of raw materials and low value consumables, work-in-progress, and finished goods.   Inventories are stated at the lower of cost or market based on weighted average method.  Work-in-progress represents the costs of inventory for manufacturing projects which have been initiated in accordance with specific contracts with customers but have not been completed.  The Company makes provisions for estimated excess and obsolete inventory based on its periodic reviews of inventory quantities on hand and forecasts of product demand and production requirements from its customers.  The Company writes down inventories for not saleable, excess, or obsolete raw materials, work-in-process, and finished goods by increasing cost of sales for the amount of the write-down.  As of December 31, 2009, all inventory balance was classified as raw materials and goods in transit and was recorded at cost with no write-downs to date.  Shipping and handling costs are included in the inventory balance and are allocated to the related inventory. As of December 31, 2009, all inventory balances related to the wind turbine business.

Land use rights

Private ownership of land is not permitted in the PRC.  Entities purchase the right to use land for a designated term from the Chinese government.

Land use rights were purchased from the Chinese government and are recorded at historical cost as intangible assets.  The term of the rights is determined by the Chinese government when the land use rights are granted.  The rights are subject to amortization over the term of the rights (35 to 50 years) using the straight-line method of amortization.

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

Buildings	35	Years
Machinery and equipment	5 - 14	Years
Vehicles	4 - 6	Years
Office equipment	5 - 8	Years
Computer software	3	Years
Leasehold improvements	lease term

Expenditures for repairs and maintenance are expensed as incurred.  Gains and losses on depreciable assets retired or sold are recognized in the statements of income and comprehensive income in the year of disposal.

Impairment of long-lived assets

The Company assesses the impairment of long-lived assets held for use whenever events or changes in circumstances indicate that the carrying value may not be fully recoverable, in accordance with the accounting standard, “Accounting for the Impairment or Disposal of Long-Lived Assets”.  When the carrying value is not recoverable from undiscounted future cash flows, an impairment loss is recorded in the amount of the difference between carrying value over fair value.

The Company has assessed that no significant impairment of its long-lived assets held for use exists as of December 31, 2009 and 2008.

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Year Ended December 31, 2009)
(In Thousands of United States dollars, Except per Share Amounts)

Deposits on intangible assets

 The Company entered into an agreement with Norwin A/S to transfer the technology know-how from Norwin A/S to the Company’s manufacturing subsidiary, Jinxiang. As consideration for the technology, the Company was required to make payments totaling $3,500 to Norwin A/S and additionally provide Norwin A/S with a 15% ownership of Jinxiang values at $3,900. Upon transfer of the technology know-how, the technology would be valued and recorded as an intangible asset, subject to amortization. As the technology and training from Norwin A/S was not considered to have been completed as of December 31, 2009, the payments made to the technology vendor for the intangible assets are classified as deposits on intangible assets.

Fair value of financial instruments

Effective January 1, 2008, the Company adopted the standard, "Fair Value Measurements," which provides a framework for measuring fair value under GAAP. As defined in the standard, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that the Company believes market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable.

The Company primarily applies the market approach for recurring fair value measurements and endeavors to utilize the best available information. Accordingly, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company is able to classify fair value balances based on the observability of those inputs.
The standard establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy defined by the standard are as follows:

Level 1
Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives, listed equities and U.S. government treasury securities.

Level 2
Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category include non-exchange-traded derivatives such as over the counter forwards, options and repurchase agreements.

Level 3
Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management's best estimate of fair value from the perspective of a market participant. Level 3 instruments include those that may be more structured or otherwise tailored to customers' needs. At each balance sheet date, the Company performs an analysis of all instruments subject to the standard and includes in Level 3 all of those whose fair value is based on significant unobservable inputs.

Liabilities measured at fair value on a recurring basis include the following as of December 31, 2009:

Fair Value Measurements Using	Level 1		Level 2	Level3	At Fair Value
Warrants liability		-	17,750	-	17,750
Fair value of forward contracts		-	516	-	516
Total	$		$18,266	$-	$18,266

No item should be valued by above measurements as of December 31, 2008.

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Year Ended December 31, 2009)
(In Thousands of United States dollars, Except per Share Amounts

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

Warranty costs

For the Distributed generation business, customers typically withhold payment of 5% of each invoice amount from the Company as security for performance of any additional work that may be required during the warranty period following contract completion.  This withheld amount is recorded on the balance sheet as an asset in accounts receivable.  The warranty period typically consists of one year beginning on the date of the customer’s initial acceptance of the completed project.  After the completion of the warranty period, the customer pays the retained amount to the Company, less any amount used for additional contract costs.  Historically, no additional costs have been necessary during the warranty period, and all amounts withheld by customers have been paid in full at the expiration of the warranty period.   Therefore, the Company records the entire withheld amount as accounts receivable during the period without any allowance for bad debts.

For the Wind turbine manufacturing business, maintenance of the components will be mainly the responsibility of the component vendors. As the manufacturer of the wind turbines, the warranty cost mainly includes the post-sale telephone support, labor cost and travel and entertainment expenses for customer support technicians. $380 was accrued for the warranty costs and recorded in cost of sales for the year ended December 31, 2009.

Customer deposits

For distributed generation business, customers typically make down payments of 10% to 15% of a total contract price upon or immediately following the execution of a contract.  For wind turbine business, the down payment of approximately 30% of a total contract price is paid upon or immediately following the execution of a contract for wind turbine manufacturing business. This down payment is recorded as a liability in customer deposits.  The remaining balance of the contract price is paid over the term of the contract as work is completed by the Company.

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

In August 2006, GaoKe Energy registered as a Foreign Investment Enterprise (“FIE”), entitling it to a 100% exemption from PRC income tax for two years starting with the year ended December 31, 2007, and a 50% exemption from PRC income tax for three years starting with the year ending December 31, 2009.  On March 16, 2007, the National People's Congress of China passed “The Law of the People's Republic of China on Enterprise Income Tax,” which became effective on January 1, 2008.  This law eliminated the preferential tax treatment available to FIEs; however, the preferential tax treatment has been grandfathered for FIEs registered prior to the law taking effect, including GaoKe Energy. All operating subsidiaries, except for GaoKe Energy, are subject to the full income tax rate of 25%.

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Year Ended December 31, 2009)
(In Thousands of United States dollars, Except per Share Amounts)

Deferred tax

The Company uses the liability method of accounting for income taxes, in accordance with the accounting standard “Accounting for Income Taxes”.  Under this method, deferred income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Income tax assets and liabilities are measured using enacted tax rates expected to apply to income in the years in which those temporary differences are expected to be recovered or settled.  The effect of a change in tax rates on income tax assets and liabilities is reflected in operations for the period in which the change occurs.  Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company adopted the provision of the interpretation, “Accounting for Uncertainty in Income Taxes”, on January 1, 2007.  As of December 31, 2009, the Company did not have any accrued interest or penalties associated with any unrecognized tax benefits, and no related interest expense was recognized during the year.  The Company does not believe there will be any material changes in its unrecognized tax positions over the next 12 months.  The Company’s effective tax rate differs from the national statutory rate primarily due to non-deductible expenses, temporary differences, and preferential tax treatment for GaoKe Energy.

Basic and diluted earnings per share

The Company computes earnings per share in accordance with the accounting standard, “Earnings Per Share”.  The standard requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement.  Basic EPS is computed by dividing net income available to common stockholders (numerator) by the weighted average number of shares outstanding (denominator) during the period.  Diluted EPS reflects the impact of all potentially dilutive securities, such as stock warrants, convertible debts and options. The effect of the unearned earn-out shares associated with the 1/18/08 Transaction (see Note 3) has not been considered in diluted EPS since the shares are contingently issuable.  The weighted average numbers of shares outstanding during 2007 has been restated to reflect the recapitalization on January 18, 2008.

Noncontrolling interests

The noncontrolling interests of the Company include other parties’ interests in the following corporate subsidiaries: GaoKe Design, LICEG Ltd., Power and Jinxiang.  The minority ownership interests in these corporate subsidiaries were 49%, 10%, 38% and 20%, respectively, as of December 31, 2009, as follows:

•	The 49% noncontrolling interest in GaoKe Design is 36% held by Mr. Jinxiang Lu, the Company’s Chairman and CEO, and 13% held by his wife, Ms. Haixue Yu.

•	The 10% noncontrolling interest in LICEG Ltd. is held by LICEG.

•	The 20% noncontrolling interest in Jinxiang is 15% held by Norwin A/S and 5% held by Mr. Antos Glogowski.

•
The 38% noncontrolling interest in Power is 20% held by Shenyang Darui investment Management Company Ltd., 2% held by Northern Heavy Industries Group Co., Ltd., 2% held by Shenyang Blower Works Group Co., Ltd., 2% held by Shenyang Electric Machine Co., Ltd, 4% held by Shenyang HuiCheng Cable Co., Ltd., 4% held by Shenyang Shengshi Medium and Hi-Pressure Valve Co. Ltd., and 4% held by Shenyang Boiler Manufacturing Co., Ltd.

The noncontrolling owners’ allocated shares of historical and current profits or losses in these investee companies are included in the accompanying consolidated balance sheets and statements of income and comprehensive income, according to their ownership percentage with the exception of LICEG Ltd., whose noncontrolling owner does not share in its gains or losses per the joint venture agreement.

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Year Ended December 31, 2009)
(In Thousands of United States dollars, Except per Share Amounts)

Stock-based compensation

The Company accounts for stock-based compensation for employees and directors using the modified prospective method of accounting, in accordance with the accounting standard, “Accounting for Stock-Based Compensation.”  In accordance with the accounting standard, stock-based payment transactions with employees, such as share options, are measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period, with a corresponding addition to equity.  The Company determines the grant-date fair value of employee share options using the Black-Scholes option-pricing model.

Comprehensive income

The Company has reported comprehensive income in the statements of comprehensive income, in accordance with the accounting standard, “Reporting Comprehensive Income.”  Comprehensive income is comprised of net income and all changes to stockholders’ equity, including foreign currency translation adjustments, except, those due to investments by owners and distributions to owners.

Statement of cash flows

The Company reports its consolidated statements of cash flows in accordance with the accounting standard, “Statement of Cash Flows”. As a substantial portion of cash flows from the Company’s operation are based in RMB, an average exchange rate for the periods (6.8307, 6.9477 and 7.6072 for years ended December 31, 2009, 2008 and 2007, respectively) was used for translation from RMB to U.S. Dollars.

Accounting principles recently adopted

In October 2009, the FASB issued new accounting standards that revised the guidance for “Multiple-Deliverable Revenue Arrangements”. The new standard requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The amendments eliminate the residual method of revenue allocation and require revenue to be allocated using the relative selling price method. This guidance should be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company has adopted this new accounting guidance in the year ended December 31, 2009.

In July 2009, the FASB issued “FASB Accounting Standards Codification”, as the single source of authoritative nongovernmental U.S. generally accepted accounting principles (GAAP). Codification is effective for interim and annual periods ending after September 15, 2009. All existing accounting standards are superseded as described in SFAS 168. All other accounting literature not included in Codification is non-authoritative. Therefore, beginning with the 20F filing for December 31, 2009, all references made by the Company to GAAP in the consolidated financial statements will be the new codification numbering system.  Codification does not change or alter existing GAAP and therefore, does not have any impact on the Company’s consolidated financial statements.

In December 2007, the FASB issued new accounting guidance “Business Combinations” which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquirer and the goodwill acquired. It also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. The adoption on January 1, 2009 of this standard did not have a material impact on the Company’s consolidated financial statements.

In December 2007, the FASB issued new accounting guidance, “Noncontrolling Interests in Consolidated Financial Statements”. This guidance establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. It also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. The adoption on January 1, 2009 of this standard resulted in changes to our presentation for noncontrolling interests and did not have a material impact on the Company’s results of operations and financial condition.

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Year Ended December 31, 2009)
(In Thousands of United States dollars, Except per Share Amounts)

In March 2008, the FASB issued new accounting guidance, “Disclosures about Derivative Instruments and Hedging Activities”. It requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit risk related contingent features in derivative agreements. The adoption on January 1, 2009 of this standard did not have a material impact on the Company’s consolidated financial position or results of operations.

In April 2008, the FASB issued new accounting guidance, “Determination of the Useful Life of Intangible Assets.” This guidance is intended to improve the consistency between the useful life of a recognized intangible asset under the previous guidance for Goodwill and Other Intangible Assets and the period of expected cash flows used to measure the fair value of the asset when the underlying arrangement includes renewal or extension of terms that would require substantial costs or result in a material modification to the asset upon renewal or extension. Companies estimating the useful life of a recognized intangible asset must now consider their historical experience in renewing or extending similar arrangements or, in the absence of historical experience, must consider assumptions that market participants would use about renewal or extension as adjusted for some entity-specific factors. The adoption on January 1, 2009 of this standard did not have a material impact on the Company’s consolidated financial statements.

In May 2008, the FASB issued new accounting guidance, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)”. This guidance requires the issuer of certain convertible debt instruments that may be settled in cash (or other assets) on conversion to separately account for the liability (debt) and equity (conversion option) components of the instrument in a manner that reflects the issuer's non-convertible debt borrowing rate. Such separate accounting also requires accretion of the resulting discount on the liability component of the debt to result in interest expense equal to an issuer`s non-convertible debt borrowing rate. In addition, the guidance provides for certain changes related to the measurement and accounting related to derecognition, modification or exchange. The adoption on January 1, 2009 of this standard did not have a material impact on the Company’s consolidated financial statements.

In September 2008, the FASB issued new accounting guidance “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities”. It addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing income per share under the two-class method. This guidance establishes that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. The adoption on January 1, 2009 of this standard did not have a material impact on the Company’s consolidated financial statements.

In April 2009, the FASB issued new accounting guidance “Recognition and Presentation of Other-Than-Temporary Impairments”, which provides operational guidance for determining other-than-temporary impairments (“OTTI”) for debt securities. This standard is effective for interim and annual periods ending after June 15, 2009. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In April 2009, the FASB issued new accounting guidance, “Determining Fair Value When Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”. It provides guidance on how to determine the fair value of assets and liabilities when the volume and level of activity for the asset/liability has significantly decreased. It also provides guidance on identifying circumstances that indicate a transaction is not orderly. In addition, it requires disclosure in interim and annual periods of the inputs and valuation techniques used to measure fair value and a discussion of changes in valuation techniques. Since the volume and level of activity for the assets or liabilities of the Company have not decreased and there are no transactions identified as not orderly, the adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In May 2009, the FASB issued new accounting standard, “Subsequent Events”. The standard provides general guidelines to account for the disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. These guidelines are consistent with current accounting requirements, but clarify the period, circumstances, and disclosures for properly identifying and accounting for subsequent events. The standard is effective for interim periods and fiscal years ending after June 15, 2009. The adoption of this standard did not have a material impact on the Company's consolidated financial statements.

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Year Ended December 31, 2009)
(In Thousands of United States dollars, Except per Share Amounts)

New Accounting Pronouncements

In June 2009, the FASB issued new accounting guidance that amended the consolidation guidance for variable interest entities. The new guidance addresses the need for reconsideration of whether an entity is a variable interest entity, requires additional qualitative considerations about the determination of the primary beneficiary of variable interest entities and prescribes disclosures about variable interest entities. This guidance is effective for the Company beginning January 1, 2010. The Company is currently evaluation the potential impact of adopting this statement on its financial position and results of operations.

In August 2009, Accounting Standards updated the guidance for Measuring Liabilities at Fair Value. It becomes effective for the Company on January 1, 2010. This amendment provides additional guidance on how companies should measure liabilities at fair value. While reaffirming the existing definition of fair value, this guidance introduces the concept of entry value into the determination of fair value. Entry value is the amount an entity would receive to enter into an identical liability. Under the new guidance, the fair value of a liability is not adjusted to reflect the impact of contractual restrictions that prevent its transfer. It is expected that the adoption of this new guidance will have no material effect on the Company’s financial statements.

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Year Ended December 31, 2009)
(In Thousands of United States dollars, Except per Share Amounts)

3.	Acquisition

Chardan was incorporated in Delaware on March 10, 2005, as a blank check company with the objective to acquire an operating business with its primary operating facilities in any city or province south of the Yangtze River, within the PRC.  Effective July 14, 2005, Chardan’s Board of Directors and Initial Stockholders authorized an amendment to Chardan’s Certificate of Incorporation to change its name from Chardan China Acquisition Corp. III to Chardan South China Acquisition Corporation.  Chardan’s IPO (OTCBB) went effective in August 2005.

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

 Conducted in anticipation of the acquisition of Head Dragon and to secure future tax benefits, the re-domestication merger was achieved by a one-for-one exchange of all the outstanding common stock of Chardan for common shares of A-Power and the assumption of all the rights and obligations of Chardan by A-Power, including the assumption of all outstanding warrants of Chardan on the same terms as they were originally issued.

Acquisition of Head Dragon

On January 18, 2008,  A-Power acquired  a  100% equity interest in  Head Dragon  by issuing 13,000,000 common shares  of A-Power’s common stock to Mr. Jinxiang Lu, the sole shareholder of Head Dragon, in exchange for all of the issued and outstanding common shares of Head Dragon (the “1/18/08 Transaction”).

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

January 18, 2008
Net assets acquired
Cash	$31,748
Accounts payable and accrued liabilities	(780)
$30,968

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Year Ended December 31, 2009)
(In Thousands of United States dollars, Except per Share Amounts)

Earn-Out Shares

As an additional purchase price of the 1/18/08 Transaction, the sole stockholder of Head Dragon will be issued, on an all or none basis per year, an aggregate of 9,000,000 common shares of A-Power, as set forth below, if, on a consolidated basis, the Company has net operating profits (Gross margin minus selling, general and administrative expenses of the Company according to U.S. GAAP as defined in the purchase agreement signed by the then sole stockholder of Head Dragon and the Company) of the following amounts for the indicated fiscal years ending December 31:

Fiscal Year	Net Operating Profit	Number of Shares
2007	$14,000	1,000,000
2008	$19,000	1,000,000
2009	$29,000	1,000,000
2010	$44,000	2,000,000
2011	$63,000	2,000,000
2012	$87,000	2,000,000

The net operating profit target for fiscal 2008 and 2007 were met.  The related earn-out shares were authorized for issuance to Mr. Jinxiang Lu by the Audit Committee on June18, 2009 and July 2, 2008, respectively, and were issued on July 14, 2009 and July 31, 2008.   The shares have been included in the basic weighted average number of shares outstanding from the issuance date and have been included in the diluted weighted average number of shares outstanding from the measurement date.

The net operating profit target for fiscal 2009 was also met.  As of December 31, 2009, issuance of the related earn-out shares to Mr. Jinxiang Lu for 2009 is pending authorization by the board of directors. The shares were not included in basic but were included in diluted weighted average number of shares outstanding for one day during the year ended December 31, 2009.

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Year Ended December 31, 2009)
(In Thousands of United States dollars, Except per Share Amounts)

4.	Restricted cash

The Company’s restricted cash consisted of the following:

	December 31,	December 31,
	2009	2008
Guarantee provided to Chardan Capital (i)	$—	$2,000
Performance deposit (ii)	—	608
Collateral for Euro Loan#1 (iii)	6,228	—
Collateral for Euro Loan#2 (iv)	5,057	—
Collateral for Euro Loan#3 (v)	1,817	—
Duty tax payment (vi)	297	—
	$13,399	$2,608

(i) On April 11, 2008, the Company offered $3,000 cash as collateral for a loan of $3,000 granted to Chardan Capital, LLC (“Chardan Capital”) by California Bank & Trust, maturing on August 1, 2008. The maturity date of the loan was extended three times, to November 2008, March 2009, and June 2009. Chardan made three loan payments of $1,000 each in December 2008, January 2009 and August, 2009. As of December 31, 2009, the bank had released the collateral. See Note 22.

(ii) As of December 31, 2008, GaoKe Energy maintained a restricted cash balance of $608 (RMB4,150,000 ) as a contract performance deposit required by a customer for a project in Vietnam, its first international contract. As of December 31, 2009, the bank had released the deposit.

(iii) On September 24, 2009, Ruixiang placed a one-year fixed deposit of $6,228 (RMB42,510,000) as collateral for a one-year loan of $6,009 (EUR4,187,000) from Huaxia bank. See Note 13.

(iv) On October 22, 2009, Ruixiang placed a one-year fixed deposit of $5,057(RMB34,520,000) as collateral for a one-year loan of $4,824 (EUR3,361,000) from Huaxia bank. See Note 13.

(v) On October 27, 2009, Ruixiang placed a one-year fixed deposit of $1,817 (RMB12,400,000) as collateral for a one-year loan of $1,695 (EUR1,181,000) from Huaxia bank. See Note 13.

(vi) Ruixiang wired $297(RMB2,028,000) to a designate bank account for duty tax payment in December, 2009. Therefore, as of December 31, 2009, balance is recorded as restricted cash. The bank account belongs to Ruixiang.

5.	Accounts receivable

Current trade accounts receivable at December 31, 2009 and 2008, respectively, totaled $12,463 and $7,238 respectively, net of an allowance for doubtful accounts of $Nil and $Nil, respectively, including contract warranty of $4,761 and $6,695, respectively.  Non-current accounts receivable after discount totaled $5,738 and $3,646 at December 31, 2009 and 2008, respectively, including contract warranty of $1,738 and $3,575.  Non-current trade accounts receivable was discounted to present fair value at a rate of 5.4% for 2009 (2008 - 5.4%).  The non-current balances retained by customers are expected to be collected within two years after December 31, 2009.

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Year Ended December 31, 2009)
(In Thousands of United States dollars, Except per Share Amounts)

6.	Prepayments, deposits, and other receivables

The Company’s prepayments, deposits, and other receivables consisted of the following:

	December 31,	December 31,
	2009	2008
Prepayment for raw materials and contractors	$ 40,540	$69,201
Advances to projects and employees	776	927
Advances to third parties	10,234	9,178
Other deposits and prepayments	902	539
	$52,452	$79,845

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

The Company entered into a loan agreement with Heilongjiang Hailun Biomass Power Generation Ltd., a customer of the Company, to provide an interest-free loan of $8,800.  The funds were advanced on May 14, 2008 and the due date for repayment was extended from May 14, 2009 to May 14, 2010. The balance was discounted to present fair value at a rate of 5.4% for 2009. For the year ended December 31, 2009, $195 was discounted to present the loan to a fair value.

7.	Inventory

The Company’s inventory consists of the following:

	December 31,	December 31,
	2009	2008
Inventory in transit	$ 1,437	$-
Raw Material	8,890	8,723
	$10,327	$8,723

As of December 31, 2009 and 2008, all inventory balances were for the Wind Business segment.

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Year Ended December 31, 2009)
(In Thousands of United States dollars, Except per Share Amounts)

8.	Property, plant and equipment

The Company’s property, plant and equipment consists of the following:

	December 31,	December 31,
	2009	2008
Building	$54,870	$12,519
Machinery and equipment	2,527	479
Vehicles	2,320	1,707
Office equipment	559	428
Computer software	64	64
Leasehold improvements	189	74
	60,529	15,271
Less: Accumulated depreciation and amortization	1,912	959
	$58,617	$14,312

Depreciation and amortization expense for the years ended December 31, 2009, 2008 and 2007 totaled $1,019, $385 and $187, respectively. Of those amounts, $25, $13 and $11 were included in the cost of sales and $994, $372 and $176 were included in general and administrative expenses, respectively.

9.	Construction in progress

As of December 31, 2009 and 2008, construction in progress totaled $Nil and $18,006, respectively. Construction in progress related to facilities for the Company’s Wind Business segment.

Construction in progress is measured at cost and, upon completion of the facilities, all direct costs relating to the construction of the facility has been capitalized as property, plant and equipment.

10.	Intangible assets

Intangible assets at the Company consisted of land use rights, wind turbine licenses and other patents totaling $22,412 and $12,564 as of December 31, 2009 and 2008, respectively.

(a) These land use rights were purchased and granted by the Chinese government in 2008 for use by the Company’s construction and manufacturing segments.

(b) The Company entered into an agreement with Fuhrlander A/G to transfer the technology know-how from Fuhrlander A/G to the Company’s manufacturing subsidiary, Ruixiang. As consideration for the technology, the Company would submit payments of Euro 10 million to Fuhrlander A/G for technology and training fees. Upon transfer of the technology know-how, the technology and training fees would be valued and recorded as an intangible asset, subject to amortization and capitalization. The license term is in perpetuity unless there is a breach of the contract terms, payments are not made as required, or there is a voluntary termination by mutual consent. The license acquisition fees will be tested annually for impairment. If the carrying value is not recoverable from future cash flows and the carrying value exceeds the assets’ fair value, an impairment loss will be recorded for the excess of carrying value over fair value. The transfer of the technology know-how from Fuhrlander A/G to the Company’s manufacturing subsidiary, Ruixiang, was completed at the end of December 2009. Therefore, the total payments of $8,572 to Fuhrlander, which were previously recorded as a deposit on intangible assets, were reclassified as an intangible asset as of December 31, 2009.

Amortization expense for the years ended December 31, 2009, 2008 and 2007 amounted to $169, $Nil and $ Nil, respectively.

We expect to recognize annual amortization expense of $1,148 in each of 2010, 2011, 2012, 2013, and 2014.

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Year Ended December 31, 2009)
(In Thousands of United States dollars, Except per Share Amounts)

11.	Deposits on intangible assets

(a) The Company entered into an agreement with Norwin A/S to transfer the technology know-how from Norwin A/S to the Company’s manufacturing subsidiary, Jinxiang. As consideration for the technology, the Company would submit payments totaling $3,500 to Norwin A/S and additionally provide Norwin A/S with a 15% ownership of Jinxiang valued at $3,900. Upon transfer of the technology know-how, the technology would be valued and recorded as an intangible asset, subject to amortization. The license has a term of twenty years from the date of transfer. The total license payments will be amortized on a straight line basis over the license term at the rate of $175 per year.

In April 2009, PRC foreign investment authority approved the wind turbine technology contributed by Norwin A/S as 15% of the total registered capital, which is $3,900. As of December 31, 2009, Company management had determined that the technology had not been effectively transferred. As such, the $1,757 cumulatively paid by the Company to Norwin A/S and the capital contribution of $3,900 made by Norwin A/S are recorded as a deposit on intangible asset. On January 28, 2010, the company paid an additional $1,200 to Norwin A/S. See Note 24.

As of December 31, 2009 and 2008, deposits on intangible assets totaled $5,657 and $10,322, respectively.

12.	Long term investment

Pursuant to the Joint Venture Agreement between Ruixiang and GE Drivetrian, Yixiang, the wholly-owned subsidiary of Ruixiang, injected its first installment of capital of $2,508 (RMB17, 125,000) to GE Drivetrain Technologies (Shenyang) Co., Ltd. (“GETS”) in September 2009.

Pursuant to Articles of Association of GETS, the total registered capital is approximately $20,070 (RMB137,000,000) and Yixiang owns 25%. Yixiang is obligated to inject the second installment of capital totaled $2,508 (RMB17,125,000) to GETS by June 30, 2010. Yixiang exercises significant influence on GETS and its investment is recorded using equity method. Long term investment in GETS decreased by $85 (25% proportionate recognition of GETS 2009 loss of $340).

As of December 31, 2009 and December 31, 2008, long term investment totaled $2,423 and $nil, respectively.

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Year Ended December 31, 2009)
(In Thousands of United States dollars, Except per Share Amounts)

13.	Bank loans

The Company’s bank loans consisted of the following:

	December 31,	December 31,
	2009	2008
	Amount	Amount

Shanghai Pudong Development Bank (i)	$7,324	$—
Huaxia Bank Euro Loan #1 (ii)	6,009	—
Huaxia Bank Euro Loan #2 (iii)	4,824	—
Huaxia Bank Euro Loan #3 (iv)	1,695	—
	$19,852	$0

(i) On July 28, 2009, Ruixiang entered into a short-term loan agreement totaling $7,324 (RMB50,000,000) with Shanghai Pudong Development Bank. Pursuant to the loan agreement, the loan bears interest at 5.841% per annum and due for repayment on July 27, 2010.

(ii) On September 24, 2009, Ruixiang entered into a short-term loan agreement and a collateral agreement with Huaxia Bank. Pursuant to the loan agreement, the loan amount approximates $6,009 (EUR 4,187,000), bearing interest at 2.196% per annum and is due for repayment on September 24, 2010. Pusuant to the collateral agreement, a fixed deposit amount of $6,228 (RMB42,510,000) was pledged as security. Interest income from the fixed deposit will be used to net-off the interest expenses generated from the loan. See Note 4.

(iii) On October 22, 2009, Ruixiang entered into a short-term loan agreement and a collateral agreement with Huaxia Bank. Pursuant to the loan agreement, the loan amount approximates $4,824 (EUR 3,361,000), bearing interest at 2.771% per annum and is due for repayment on April 23, 2010. Pusuant to the collateral agreement, a fixed deposit amount of $5,057 (RMB34,520,000) was pledged as security. Interest income from the fixed deposit will be used to net-off the interest expenses generated from the loan. See Note 4.

(iv) On October 27, 2009, Ruixiang entered into a short-term loan agreement and a collateral agreement with Huaxia Bank. Pursuant to the loan agreement, the loan amount approximates $1,695 (EUR 1,181,000), bearing interest at 2.771% per annum and is due for repayment on April 23, 2010. Pursuant to the collateral agreement, a fixed deposit amount of $1,817 (RMB12,400,000) was pledged as security. Interest income from the fixed deposit will be used to net-off the interest expenses generated from the loan. See Note 4.

As of December 31, 2009 and 2008, short term loans totaled $19,852 and $Nil, respectively.

14.	Other payables and accrued liabilities
The Company’s other payables and accrued liabilities consisted of the following:

	December 31,	December 31,
	2009	2008
Other payables	$9,357	$1,837
Unpaid costs of buildings and land use rights	14,601	15,366
Staff benefit accruals	661	24
Total	$24,619	$17,227

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Year Ended December 31, 2009)
(In Thousands of United States dollars, Except per Share Amounts)

15.	Senior convertible notes

On June 19, 2009, the Company entered into a securities purchase agreement with certain accredited investors (the “Buyers”).  Under the agreement, the Company agreed to issue Senior Convertible Notes due on June 19, 2014 (the “Convertible Debt”) and warrants (the “Warrants”) to purchase common shares for an aggregate purchase price of $40,000. The transaction closed on June 22, 2009.

The Convertible Debt bears interest at 3% per annum, which will be increased each year up to a maximum of 12% per annum, payable quarterly, at the Company’s option, in cash or common shares. Under an early conversion, the Company is liable to the holders of the convertible notes in the amount of any interest for the period from the conversion date through the maturity date, discounted to the present value (“Make-Whole payments”.) The initial conversion price of the Convertible Debt is $10.637 per common share, subject to full ratchet anti-dilution protection until June 19, 2011 and thereafter subject to weighted average anti-dilution protection. In addition, 1,504,184 five-year Warrants were granted with an initial strike price of $10.637 per common share, subject to full ratchet anti-dilution protection until June 19, 2011 and thereafter subject to weighted average anti-dilution protection.

Both the Warrants and embedded derivative associated with the Convertible Debt meet the definition of a derivative instrument according to the standard, “Accounting for Derivative Instruments and Hedging Activities” and are recorded as derivative instrument liabilities and periodically marked-to-market.  The fair value of the Warrants and embedded derivative on inception were determined to be $6,154 and $19,781, respectively, using the Cox-Rubinstein-Ross Binomial Lattice Model (“Binomial Model”) with the following assumptions: expected life 5 years, expected volatility – 59%, risk free interest rate – 2.88% and dividend rate – 0%.

After allocating the gross proceeds to the fair value of the Warrants and the embedded derivative instrument, the remaining proceeds were allocated as the initial carrying value of the Convertible Debt.  The amount is accreted to its face amount at maturity using the effective interest method. The effective interest rate was determined to be 29.68%.

In early December 2009, convertible notes totaling $2,500 were converted into 235,030 common shares at the conversion price of $10.637. Make-Whole payments in the amount of $625 were paid in common shares in lieu of cash at the end of December 2009.

On December 30 and 31, 2009, the Company entered into Conversion Agreements with the holders of the convertible notes which converted the outstanding principal amount of $37,500 and accrued interest of $537 under the Notes, together with Make-Whole payments in the amount of $9,261, into an aggregate of 4,582,561 common shares of the Company using a conversion price per share set at $10.212, which is 96% of the original conversion price of $10.637.

As of December 31, 2009, all issued 1,504,184 warrants were outstanding.

Accordingly, the aggregated financing costs of $244 were included in finance costs for the year ended December 31, 2009 and Make-Whole payments of $9,886 and inducement costs of $3,394 arising from the 4% discount to the original conversion price were included in other expense for the year ended December 31, 2009.

16.	Noncontrolling interest

The noncontrolling interests of the Company include other parties’ interests in the following corporate subsidiaries: GaoKe Design, LICEG Ltd., Jinxiang and Power. The noncontrolling ownership interests of these corporate subsidiaries were 49%, 10%, 20% and 38%, respectively, as of December 31, 2009.

Noncontrolling interest in net gains (loss) of GaoKe Design totaled $386, $419 and $39 for 2009, 2008 and 2007, respectively. Noncontrolling interest in net losses of Jinxiang totaled $126, $17 and $Nil for 2009, 2008 and 2007, respectively. Noncontrolling interest in net losses of Power totaled $91 for 2009. Total noncontrolling interest in net gains (loss) totaled $169, $402 and $39 for 2009, 2008 and 2007, respectively.

No noncontrolling interest in net gains of LICEG Ltd. was recorded, as its minority owner does not share in its net gains or losses, per the joint venture agreement.

Noncontrolling shareholders of Power injected capital totaling $35,453( RMB242,000,000) to Power in 2009.

As of December 31, 2009 and 2008, noncontrolling interests totaled $40,180 and $658, respectively.

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Year Ended December 31, 2009)
(In Thousands of United States dollars, Except per Share Amounts)

17.	Stockholders’ equity

Common stock

As of December 31, 2007, net assets of Chardan (changed to A-Power after the 1/18/08 Transaction) totaled $30,408, representing 7,000,000 issued and outstanding common shares. On January 18, 2008, A-Power acquired 100% equity interest of Head Dragon by issuing 13,000,000 shares of A-Power’s common stock to Mr. Jinxiang Lu, the sole stockholder of Head Dragon, in exchange for all of the issued and outstanding common stock of Head Dragon.

In accordance with the terms of the stock purchase agreement described in Note 3, the original stockholder of Head Dragon was entitled to receive 1,000,000 common shares for each year in 2009, 2008 and 2007 because the Company’s consolidated net operating profit on a U.S. GAAP basis for the fiscal years ended December 31, 2009, 2008 and 2007 met the required earnings thresholds. The Company accounted for the issuance of these contingent, earn-out shares issued to the accounting acquirer as a small stock dividend. Generally accepted accounting principles in the United States require that small stock dividends be recorded at fair market value. Company management designated the stock dividend declaration dates for the 2009, 2008 and 2007 earn-out shares as December 31, 2009, December 31, 2008 and January 18, 2008, respectively. The price of the Company’s common stock on December 31, 2009, December 31, 2008 and January 18, 2008 was $18.29, $4.30 and $12.60, respectively. Accordingly, $18,290, $4,300 and $12,600 were transferred from retained earnings to paid-in capital to record the respective 2009, 2008 and 2007 stock dividends on the declaration dates. There was no impact on the total amount of stockholders’ equity.

Convertible preferred stock

Subsequent to the closing of the 1/18/08 Transaction, A-Power offered to exchange one share of its common shares for each of the 650,000 issued and outstanding shares of Head Dragon convertible preferred stock. In January 2008, all 650,000 preferred shares were tendered for exchange, and as a result, A-Power issued an additional 650,000 of its common shares.

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

As a result of the merger of Chardan into A-Power, the warrants were exercisable into A-Power’s common shares. In February 2008, A-Power sent out redemption notices to all of the holders of its issued and outstanding callable common shares purchase warrants. The warrants were exercised for A-Power common shares at $5.00 per warrant. Approximately 11,866,303 of the 11,881,270 warrants that were then issued and outstanding were exercised at a price of $5.00 per warrant. Holders of the 14,967 warrants that were not exercised were paid $0.01 per warrant and the warrants were extinguished. The gross proceeds received by A-Power from this redemption were approximately $59,330, which has been and will continue to be used as working capital and for other corporate purposes. After the redemption of the warrants, the Company had approximately 32,706,938 common shares issued and outstanding.

At December 31, 2008, the Company had no warrants outstanding.

As described in Note 15 above, the Company issued 1,504,184 five-year Warrants (“2009 Warrants”) on June 18, 2009 in connection with its issuance of $40,000 Senior Convertible notes. The initial strike price of the 2009 Warrants is $10.637 per warrant, subject to full ratchet anti-dilution protection until June 19, 2011 and thereafter subject to weighted average anti-dilution protection.

As of December 31, 2009, all of the 2009 Warrants were outstanding.

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Year Ended December 31, 2009)
(In Thousands of United States dollars, Except per Share Amounts)

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

The Company has reserved 2,000,000 common shares for issuance pursuant to awards granted under the Plan. Under the Plan, the stock option price per share for options granted is generally based on the market price of the Company’s common share on the date of grant and no option can be exercised later than ten years from the date it was granted. The stock options generally vest over three to four years. At December 31, 2009, there were options outstanding to acquire 1,592,939 shares at an average exercise price of $11.61 per share. The estimated fair value of all awards granted during the year ended December 31, 2009 was $6,039, which was based on the assumptions of risk-free interest rates between 1.36% to 1.91%, expected dividend yield of 0%, expected lives between 3 to 4 years and expected volatility of 59.27%. The following table summarizes the status of these plans as of December 31, 2009:

2007 Equity Plan
2007 Equity Plan pool	2,000,000
Stock options outstanding	1,592,939
Equity available for grant	407,061

The compensation cost charged to expense for the 2007 Equity Plan was $1,602 for the year ended December 31, 2009.

The weighted average exercise prices for options granted and exercisable and the weighted average remaining contractual life for options outstanding as of December 31, 2009 and 2008 were as follows:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2008	560,833	13.95	9.07	—
Issued	1,037,900	—	—	—
Cancelled	(5,794)	—	—	—
Exercised	—	—	—	—
Outstanding at December 31, 2009	1,592,939	$10.29	$8.88	$12,738
Exercisable at December 31, 2009	581,539	$11.61	$8.57	$3,886

18.	Statutory reserves

In accordance with the laws and regulations of the PRC, it is required that before an enterprise registered in the PRC distributes profits, it must first satisfy all tax liabilities, provide for losses in previous years, and make allocations to its statutory surplus reserve. The Company’s PRC subsidiaries are required to transfer 10 percent of their after-tax profit to a statutory surplus reserve fund until the reserve balance reaches 50 percent of its registered capital, which must be completed prior to dividend distribution. As of December 31, 2009, total registered capital of all the Company’s subsidiaries in the PRC was $293,397 (RMB2,011,171). Statutory reserves represent restricted retained earnings.

Statutory reserves may be utilized to offset prior years’ losses or to increase registered capital. Usage of the statutory reserves should not result in its balance falling below 25 percent of registered capital, unless the reserves are used to reduce incurred losses. In 2009, $Nil additional statutory surplus reserves were made by the Company’s PRC subsidiaries, and the balances of statutory surplus reserves at December 31, 2009 and 2008 totaled $4,155 and $4,155 respectively.

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Year Ended December 31, 2009)
(In Thousands of United States dollars, Except per Share Amounts)

19.	Employee welfare plan

The Company has established its own employee welfare plan in accordance with PRC laws and regulations. The Company records welfare expenses as incurred. The total expense for the plan was $634, $456 and $216 for the years ended December 31, 2009, 2008 and 2007, respectively.

20.	Income taxes

A-Power is incorporated in the BVI and therefore is not subject to income tax under the relevant jurisdiction.

The Company’s holding company subsidiaries, Head Dragon and Easy Flow, are incorporated in Hong Kong and do not generate any operating income, therefore they are not subject to income tax under the relevant jurisdiction. Its operating subsidiaries are incorporated in the PRC and Thailand and are subject to income taxes as described below.

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

GaoKe Energy registered as an Foreign Investment Enterprise (“FIE”) in August 2006, entitling it to a 100% exemption from PRC income tax for two years starting with the year ended December 31, 2007, and a 50% exemption from PRC income tax for three years starting with the year ended December 31, 2009. The new EIT law eliminated the preferential tax treatment available to FIEs; however, the preferential tax treatment has been grandfathered for FIEs registered prior to the law taking effect, including GaoKe Energy. As such, GaoKe Energy was not subject to income taxes in 2007 or 2008 and should be subject to national income tax at a rate of 12.5% (50% of 25%) for 2009, 2010, and 2011 before converting to the full income tax rate in 2012 of the tax rate established by the new EIT law of 25%. However, no tax provision has been provided for GaoKe Energy in 2009 because it was able to obtain a full income tax exemption for 2009 from local tax authorities.

GaoKe Design was incorporated in May 2003 and was subject to the full income tax rate of 33% prior to January 1, 2008 and to the full income tax rate of 25% for years beginning after January 1, 2008, the effective date of the new EIT law.

LICEG Ltd. was incorporated in August 2007, but did not begin generating income until 2008. As such, no income tax provision was made for LICEG Ltd in 2007 and 2008. It is subject to the full income tax rate of 25% for the year ended December 31, 2009.

Ruixiang was incorporated in July 2007, and Jinxiang was incorporated in January 2008. Both of them were subject to the full income tax rate of 25%.

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Year Ended December 31, 2009)
(In Thousands of United States dollars, Except per Share Amounts)

A reconciliation between the provision for income taxes computed by applying the relevant statutory tax rates in PRC (25% in 2009, 25% in 2008, 33% in 2007) and the Company’s actual provision for income taxes is as follows:

	Years Ended December 31,
	2009	2008	2007
Net (loss) profit before income taxes and noncontrolling interest	$(14,731)	$28,918	$15,253

(Recovery) provision for income taxes at statutory rates	(3,683)	7,230	5,033
Effect of tax exemption	(9,329)	(8,645)	(5,793)

Non-deductable expense	14,804	1,486	950
Total provision for income taxes	$1,792	$71	$190

Provision for income taxes – current	3,716	435	190
Provision for income taxes – future	(1,924)	(364)	—
Total provision for income taxes	$1,792	$71	$190

 A-Power Energy Generation Systems, Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Year Ended December 31, 2009)
(In Thousands of United States dollars, Except per Share Amounts)

The Company calculated deferred tax assets and liabilities using 12.5% for Gaoke Energy and 25% for other subsidiaries, the tax rate applicable in 2010. The temporary differences that have given rise to the deferred tax asset of $2,321 and $364 at December 31, 2009 and 2008, respectively, consist of the following:

	December 31,	December 31,
	2009	2008
Accounts receivable	$121	$70
Prepayments, deposits, and other receivables	(85)	2
Inventory	51	—
Property, plant and equipment, net	22	—
Intangible Assets	25	—
Accounts payable	(22)	395
Accued and other payables	1,836	—
Unearned revenue	354	—
	$2,302	$467
Other	(12)	(103)
Net deferred income tax assets	$2,290	$364

Deferred income tax assets	$2,321	$364
Deferred income tax liabilities	31	—
Net deferred income tax assets	$2,290	$364

The valuation allowance on future tax assets and liabilities is considered on an individual entity basis. As the Company expects to generate sufficient taxable income in the future, no allowance is recorded.

The Company’s future asset for income taxes includes unrecognized tax benefits, interest, and penalties which relate to tax years still subject to review by taxing authorities. The Company has assessed that there was no significant uncertain tax position requiring recognition in its financial statements. There were no material interest or penalties incurred for the years ended December 31, 2009, 2008 and 2007.

21.	Loss (earnings) per share

For the years ended December 31, 2009, 2008 and 2007, respectively, basic loss (earnings) per share equaled $(0.49), $0.96 and $1.17, based on basic weighted average number of shares outstanding of 34,199,100, 29,824,158 and 13,000,000, respectively. For the years ended December 31, 2009, 2008 and 2007, respectively, diluted (loss) earnings per share equaled $(0.49), $0.94 and $1.17, respectively, based on diluted weighted average number of shares outstanding of 34,199,100, 30,432,434 and 13,000,000, respectively. The weighted average numbers of shares outstanding during 2007 has been restated to reflect the recapitalization on January 18, 2008.

The Company calculated earnings per share on the basis of the 1/18/08 Transaction having existed through the entire year, and included the 2007 and 2008 earn-out shares issued to Mr. Jinxiang Lu in basic and diluted earnings per share calculations from the issuance date and measurement date, respectively (as described in Note 3). The effect of earn-out shares that have yet to be earned (as described in Note 3) have not been considered in the diluted earnings per share calculation since the shares are contingently issuable.

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Year Ended December 31, 2009)
(In Thousands of United States dollars, Except per Share Amounts)

22.	Related party balances and transactions

Related party balances

Related party balances consisted of the following at December 31, 2009 and 2008, respectively:

	December 31,	December 31,
	2009	2008
Amount Due From:
Head Dragon Ground Heating Pump Company (“Heating”)	$22	$22
Jinxiang Lu – CEO and a director	—	1,192
Liaoning High-Tech Furnace Insulation and Anti-Corrosion Engineering, Ltd. (“Furnace”)	83	83
	$105	$1,297
Amount Due To:
Shenyang Xiangfeng New Energy Engineering Ltd. (“Xiangfeng”)	$1,316	$1,311
Jinxiang Lu – CEO and a director	2,842	—
John Lin - COO and a director	—	9
	$4,158	$1,320

Heating and Furnace are related to the Company because these entities are controlled by Mr. Lu, the CEO and director of the Company. All amounts are unsecured, non-interest bearing with no fixed terms of repayment.

Xiangfeng is related to the Company because it is controlled by Mr. John Lin, the COO and director of the Company. The amount due to Xiangfeng is unsecured, non-interest bearing with no fixed terms of repayment.

Related party transactions

Consulting services by Chardan Capital

On March 1, 2008, the Company entered into a consulting agreement with Chardan Capital to provide a variety of services, including advice and assistance in meeting U.S. public reporting requirements and accounting standards, Sarbanes-Oxley compliance, corporate structuring and development, stockholder relations, corporate finance and operational capitalization, transfer agent matters and such other similar services as requested and agreed to by Chardan Capital in exchange for a fee of $20 per month. Dr. Richard D. Propper, a director of the Company until his resignation in March 2008, is a managing member of Chardan Capital. Total fees charged to the Company during the year ended December 31, 2009 and 2008 amounted to $119 and $200, respectively.  No such fees charged to the Company during the year ended December 31, 2007.

A-Power loan guarantee to Chardan Capital

In April 2008, the Company entered into a commitment to guarantee a $3,000 loan obligation of Chardan Capital. As of December 31, 2009, Chardan had repaid the bank loan fully and the related collateral was released. See Note 4.

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Year Ended December 31, 2009)
(In Thousands of United States dollars, Except per Share Amounts)

As of December 31, 2008, Mr. Lu the CEO and director of the Company, was obligated to pay the company $1,192. In order to finance working capital for the Company, on March 26, 2009 and May 6, 2009, Head Dragon entered into two loan agreements with Mr. Lu to borrow $3,000 and $1,000 respectively, from Mr. Lu. Both loans are for a one year term, unsecured, and non-interest bearing. After offset of loans receivable and payable, as of December 31, 2009, the Company was obligated to pay Mr. Lu $2,808.

On February 9, 2010, The Company had repaid $2,808 to Mr. Lu.

The Company, neither directly nor indirectly, makes loans, extends credit, maintains credit or arranges for the extension of credit or renews an extension of credit in the form of a personal loan to or for any director or executive officer of the Company, in compliance with the provisions of the Sarbanes-Oxley Act of 2002. Except as set forth in the discussion above, none of the Company’s directors or executive officers has been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed herein.

23.	Supplemental disclosure of non-cash financing activities

During the year ended December 31, 2009, the Company issued Senior Convertible Notes and warrants to purchase common shares for an aggregate purchase price of $40,000.  Subsequently but before December 31, 2009, all Senior Convertible Notes were converted to the Company’s common shares.  Among the conversions, the outstanding Senior Convertible Notes with principal amount of $37,500 and accrued interest of $537, together with a Make-Whole payment in the amount of $9,261, into an aggregate of 4,582,561 common shares of the Company using a conversion price per share set at $10.212, which is 96% of the original conversion price of $10.637.  The reduction of the conversion price per share resulted in inducement costs of $3,394 for the year ended December 31, 2009.  See Note 15.

No such non-cash financing activities existed for the years ended December 31, 2008 and 2007.

24.	Commitments and contingencies

(a)
The Company is committed to purchasing subcontracting services and project supplies related to the fulfillment of its distributed power generation contracts.  The total commitment to subcontractors and suppliers remaining as of December 31, 2009 was approximately $205,631 (RMB1.4 billion) and $19,215 (RMB131 million) respectively.  Included in prepayments, deposits and other receivables are payments of $40,345 (RMB275.4 million) to be applied against these commitments.

(b)
In February 2007, the Company entered into an agreement with Norwin A/S to acquire its license and trademark to manufacture wind turbines for a total payment of $3,500. As of December 31, 2008, $1,750 had been paid by the Company and classified as a deposit on intangible assets. The Company committed to pay the remaining $1,750 by February 15, 2009. On January 28, 2010, $1,200 had been paid by the Company, leaving a remaining balance of $550 outstanding.

(c)
In May 2007, the Company entered into an agreement with Fuhrlander AG to acquire its license to manufacture and sell wind turbines for a total payment of $6,400 (Euro 4.5 million). As of December 31, 2009, this amount had been paid by the Company and classified as an intangible asset.

The Company also committed to pay $5,100 (Euro 3.5 million) in training fees as part of this agreement before it receives the license. As of December 31, 2009, $2,200 (Euro 1.5 million) had been paid by the Company and had been classified as an intangible asset. The remaining balance of $2,928 (Euro 2.0 million) has not been paid by the Company as of December 31, 2009 because Fuhrlander is required to provide us technology documents, which as of December 31, 2009 had not been provided.

In a separate parts purchase agreement with Fuhrlander, the Company also committed to the purchase of $17,900 (Euro 12.7 million) in parts inventory. As of December 31, 2009, $6,500 (Euro 4.6 million) in parts inventories had been purchased by the Company against this commitment.

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Year Ended December 31, 2009)
(In Thousands of United States dollars, Except per Share Amounts)

(d)
In June 2008, the Company entered into an operating lease agreement for its Beijing offices, which runs through June 2011. The total commitment remaining as of December 31, 2009 was approximately $185 (RMB 1,260,000).

In May 2009, the company entered into an operating lease agreement for its operating office based in Shenyang Downtown mall, which runs through Apr 30, 2010. The total commitment remaining as of December 31, 2009 was approximately $11 (RMB 77,000).

In January 2010, the company renewed an operating lease agreement for GaoKe Energy Beijing operating office, which runs through Apr 30, 2010. The total commitment remaining as of December 31, 2009 was approximately $9 (RMB 60,000).

(e)
In October 2005, the Company entered into an agreement with LICEG (“JV Agreement”) to set up a joint-venture company, LICEG Ltd., which was incorporated in August 2007 (See Note 1). Per the JV Agreement, the Company shall pay LICEG $5,274 (RMB 36,000,000) when LICEG fulfills its obligations specified in the JV Agreement, to obtain the listed licenses and settle with LICEG’s existing employees. LICEG expects to fulfill its obligations within the fiscal year 2010.

(f)
On March 3, 2009, the Company entered into an agreement with GE Commercial shanghai Co., Ltd.(“GE”) to purchase gearboxes. GE committed to supply 100 sets, 300 sets and 500 sets of gearboxes in 2010, 2011 and 2012 respectively. To secure these rights, the company committed to pay GE a total of $10,900. Pursuant to payment schedule, $1,900 was to be paid before November 30, 2009, $7,600 is to be paid before March 01, 2010 and the remaining $1,400 is to be paid before July, 01, 2010. As of December 31, 2009, the company did not make the scheduled payment.

(g)
On July 28, 2009, the Company entered into a short-term loan agreement totaling $7,325 (RMB50,000,000) with Shanghai Pudong Development Bank. Pursuant to the loan agreement, the loan bears interest at 5.841% per annum and due for repayment on July 27, 2010. GaoKe Energy provided a guarantee for the loan.

(h)
On August 18, 2009, the Company entered into definitive agreements to form two joint ventures (“JVs”) with Jiangsu Miracle Logistics System Engineering Co. Ltd. (“Jiangsu Miracle”). The first JV, called Shenyang Tianxiang Wind Equipments Manufacturing Co., Ltd. (“Shenyang Tianxiang”), will manufacture rotor blades, hubs, nacelle covers, and other key components for wind turbines. A-Power is committed to contribute approximately $1,500 (RMB10.2 million) in cash for 51% of its registered capital. The second JV, Shenyang Tianrui Wind Equipments Sales Company Co., Ltd. (“Shenyang Tianrui”) will engage in marketing and sales of the wind turbine components made by Shenyang Tianxiang. A-Power is committed to contribute $359 (RMB2.45 million) in cash for 49% of its registered capital.

In a separate parts purchase agreement with Jiangsu Miracle effective in January, 2010, the Company also committed to pay $4,230 (RMB 29.9 million) to purchase 22 sets main frame for 2.7 MW wind turbines. The Company also committed that 20% advance for purchased components will be paid, 70% will be paid upon receipt of quality inspection certification and package statement,and the remaining 10% will be paid upon delivery of components.

(i)
In October 2008, the Company entered into an agreement with Shandong Shuanyi Group Company Ltd. to purchase 15 sets of cabin covers and deflector shield of 750 KW wind turbine components, totalling $260 (RMB1.8 million). The Company committed to pay an advance of $78 (RMB530,000) upon the effective date of the contract, an additional $176(RMB1.2 million) upon receipt of the components, and the remaining $10 (RMB70,000) upon the completion of the quality warranty period. As of December 31, 2009, the advance of $78 (RMB530,000) was paid by Company and the remaining $186(RMB1.2million) has not been paid since only 5 sets of components were received.

(j)
In October 2008, the Company entered into an agreement with Qinhuangdao Yaohua Glass steel Company Ltd. to purchase 17 sets of cabin covers and deflector shields of 750 KW wind turbine components, totalling $357 (RMB2.4 million). The Company committed to pay an advance of $107 (RMB730,000) upon the effective date of the contract, an additional $234 (RMB1.6 million) upon receipt of the components, and the remaining $13 (RMB90,000) upon the completion of the quality warranty period. As of December 31, 2009, the advance of $20 (RMB139,800) was paid by the Company and the remaining $337 (RMB2.3million) has not been paid since no components were received.

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Year Ended December 31, 2009)
(In Thousands of United States dollars, Except per Share Amounts)

(k)
In July 2009, we entered into a technology transfer agreement with Shenyang Huaren, to use Shenyang Huaren’s proprietary technology to commercially produce and sell 1.5 MW wind turbines. To secure these rights, we agreed to pay Shenyang Huaren RMB 4.0 million, including an initial transfer fee of RMB2.0 million within 15 days of executing the agreement, RMB 1.0 million within one month of receiving technology transfer documents from Shenyang Huaren, RMB 0.5 million within 15 days of producing the initial prototype and RMB0.5 million within 15 days of connection of a wind turbine to the grid. As of December 31, 2009, we haven’t made any payments yet.

(l)
In January 2010, we entered into a technology license agreement (the “W2E Agreement”) with W2E Technologies to manufacture, operate, service and sell advanced T8x 2.0 MW wind turbines. Under the license agreement, W2E Technologies granted us an exclusive right to manufacture, operate, service and sell its T8x 2.0 MW wind turbines in China and the United States beginning in January 2010. In addition, we have obtained non-exclusive rights to market these turbines in international markets outside of China and the United States. Under the technology license, during the term of the agreement, we have the right to any additional know-how in relation to the manufacturing, selling, erecting, commissioning, operating, maintaining and monitoring of the T8x 2.0 MW wind turbines without charge. To secure these rights, we agreed to pay W2E Technologies a transfer fee of approximately $1,400 (EUR 1.0 million), an additional approximately $2,000 (EURO 1.5 million) upon achievement of certain technology transfer and turbine assembly milestones and further minimum royalty payments of approximately $4,200 (EURO 3.0 million) over a period of seven years following the first commission of wind turbines. The company paid W2E Technologies approximately $1,400 (EUR 1.0 million) in February, 2010

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Year Ended December 31, 2009)
(In Thousands of United States dollars, Except per Share Amounts)

25.	Financial Instruments

Fair Value

The carrying amounts reported in the statements of financial position for current assets and current liabilities that qualify as financial instruments are a reasonable estimate of fair value due of the short maturity of those instruments. Non-current financial instruments, including accounts receivable and notes receivable, have been discounted to present fair value at a rate of 5.40%. These discounted financial instruments are due within two years of December 31, 2009.

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

Derivative financial instruments

The Company’s primary objective for holding derivative financial instruments is to manage currency risk. The Company records derivative instruments as assets or liabilities, measured at fair value. The recognition of gains or losses resulting from changes in fair values of those derivative instruments is based on the use of each derivative instrument and whether it qualifies for hedge accounting.

The Company has entered into foreign currency forward contracts to hedge certain of its foreign currency cash flow exposures in the inventory purchase transactions with Fuhrlander, a German supplier in Wind Business segment. A foreign currency forward contract is a commitment to deliver a certain amount of currency at a certain price on a specific date in the future. By entering into these contracts, the Company is locked into a future currency exchange rate, which limits its exposure to the movement in foreign currency exchange rates.

The foreign currency forward contracts do not qualify for hedge accounting and, as a result, the Company records forward contracts as liabilities, measure at fair value, at balance sheet dates, and the changes in fair value of the foreign currency forward contracts are recognized in the statement of income.

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Year Ended December 31, 2009)
(In Thousands of United States dollars, Except per Share Amounts)

Derivative financial instruments - continued

As of December 31, 2009, the Company had the following losses on its outstanding foreign currency forward contracts:

	December 31,	December 31,
	2009	2008

Forward contract #1 (i)	$229	$-
Forward contract #2 (ii)	219	-
Forward contract #3 (iii)	68	-

Total	$516	$-

(i)
On September 24, 2009, Ruixiang entered a foreign currency forward contract with a notional amount of $6,009 (Euro 4, 187,000) with Huaxia Bank. See Note 13. The contract fixed the exchange rate between Euro and RMB at 10.11 with maturity date on September 24, 2010.

(ii)
On October 22, 2009, Ruixiang entered a foreign currency forward contract with a notional amount of $4,824 (Euro 3,361,000) with Huaxia Bank. See Note 13. The contract fixed the exchange rate between Euro and RMB at 10.231 with maturity date on April 20, 2010.

(iii)
On October 27, 2009, Ruixiang entered a foreign currency forward contract with a notional amount of $1,695 (Euro 1,181,000) with Huaxia Bank. See Note 13. The contract fixed the exchange rate between Euro and RMB at 10.18 with maturity date on April 23, 2010.

The Company recorded a loss on foreign currency forward contracts of $516, $Nil, and $Nil for the year ended December 31, 2009, 2008 and 2007, respectively.

26.	Economic Dependence

During 2009, no individual customer represented over 10% of revenue, and no individual supplier represented over 10% of cost of sales. As of December 31, 2009, five customers represented 17%, 13%, 12%, 10% and 10% of total accounts receivable, respectively, and two suppliers represented 12% and 10% of total accounts payable.

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

Each of the customers and suppliers with significant representations noted above are customers or suppliers of the Company’s Distributed Power Generation segment.

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Year Ended December 31, 2009)
(In Thousands of United States dollars, Except per Share Amounts)

27.	Segmented Information

Effective January 1, 2009, the Company has two operating segments: Distributed Power Generation and Wind Business. The Distributed Power Generation segment consists of GaoKe Energy and its subsidiary, Gaoke Design, and Power which are engaged in the distributed power generation business, and Shoulong, a Thailand company engaged in Construction of distributed power generation systems. The Wind Business segment consists of Ruixiang, Jinxiang, Longxiang and Yixiang, which manufacture wind-power turbines.  A-Power and its other subsidiaries, Head Dragon, Easy Flow, and LICEG Ltd., are aggregated as an All Others segment. The All Other segment includes revenue from LICEG Ltd., all head office expenses and all expenses resulting from the Convertible Debt and Notes conversion. The Wind Business segment commenced operations in 2008, and no revenue had been generated in this segment as of December 31, 2008.

Financial information with respect to the reportable segments and reconciliation to the amounts reported in the Company’s consolidated financial statements follows:
	Distributed Power Generation	Wind Business	All Others	Elimination	Consolidated

For the Year Ended December 31, 2009

Revenues from external customers	$261,117	$32,741	$17,394	$-	$311,252

Intersegment revenue	-	-	3,369	(3,369)	-

Segment profit or (loss)	37,907	5,199	(59,510)	(288)	-16,692

Income tax expense (benefit)	(186)	1,933	45	—	1,792

Segment assets	381,303	209,142	340,564	(575,652)	355,357

Interest Expense, net	-	173	196	—	369

Property, plant and equipment, net	12,886	45,338	1,499	(1,106)	58,617

Depreciation	734	205	80	-	1,019

Intangible Assets, net and deposits on intangible assets	1,508	25,852	709	-	28,069

Capital expenditures	817	24,011	117	-	24,945

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Year Ended December 31, 2009)
(In Thousands of United States dollars, Except per Share Amounts)

27.	Segmented Information - continued

For the Year Ended December 31, 2008

Revenues from external customers	$256,760	$-	$8,106	$—	$264,866

Inter-segment revenue	—	—	14,343	(14,343)	—

Segment profit (loss)	32,988	(392)	(3,275)	804	28,516

Income tax expense (benefit)	(73)	-	143	-	71

Segment assets	136,984	77,274	238,133	246,853	205,537

Interest Expense, net	23	-	131	-	153

Property, plant and equipment, net	12,859	26	1,428	-	14,312

Depreciation	337	3	45	-	385

Intangible Assets, net and deposits on intangible assets	1,548	20,606	732	-	22,886

Capital expenditures	6,532	25,795	1,769	-	34,097

For the Year Ended December 31, 2007

Revenues from external customers	$152,544	$-	$-	$-	$152,544

Intersegment revenue	-	-	-	-	-

Segment profit or (loss)	17,903	-	(2,689)	-	15,214

Income tax expense (benefit)	-	-	-	-	-

Segment assets	64,720	-	3,729	-	68,449

Interest Expense, net	65	-	904	-	969

Property, plant and equipment, net	2,502	-	-	-	2,502

Depreciation	187	-	-	-	187

Intangible Assets, net and deposits on intangible assets	-	4,124	-	-	4,124

Capital expenditures	495	4,124	-	-	4,619

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Year Ended December 31, 2009)
(In Thousands of United States dollars, Except per Share Amounts)

28.	Changes in Presentation of Comparative Statements

Certain reclassifications have been made in prior years’ financial statements in order to conform to the basis of presentation for the current year.

29.	Subsequent Events

(a)
On December 16, 2009, Power entered into an Joint Venture Agreement (the "LLC Agreement") with United States Renewable Energy Group Wind Partners I, LLC, a Delaware limited liability company ("USREG Wind").  USREG Wind is indirectly jointly owned and controlled by US Renewable Energy Group, an investment and consulting firm, and Cielo Wind Services, Inc. ("Cielo"), a U.S. wind energy project developer.  Under the LLC Agreement, Power and USREG Wind have agreed to establish, co-own and co-manage a Delaware limited liability company (the “Project Company”) that will own, design, develop, construct, manage and operate a wind energy power plant to be located in Texas with a total nameplate capacity of 600 MW (the "Project"). Power will own a 49% interest in the Project Company in exchange for a cash capital contribution of $36,625 which was fully paid on February 12, 2010, and USREG Wind will own a 51% interest in the Project Company in exchange for its transfer of certain land rights and other Project rights to the Project Company.

As a 49% owner of the Project Company, Power will not have management control over day-to-day operations of the Project Company but will retain voting control over certain major decisions affecting the Project Company such as entering into any Project financing, sale of the Project, entering into major contracts, or dissolution of the Project Company. The LLC Agreement designates Ruixiang, to be the exclusive manufacturer and supplier of turbines to the Project.  The Project is expected to be primarily constructed by GaoKe Energy.

(b)
On September 16, 2009, the Company signed a contract to acquire 100% of EVATECH Co., Ltd. ("EVATECH") of Kyoto, Japan, a 22-year-old designer and manufacturer of industrial equipment for LCDs (liquid crystal displays), PDPs (plasma display panels) and, amorphous-silicon (a-Si) photovoltaic (PV) panels. The total consideration was $49,900 in cash. On January 25, 2010, the Company paid $49,900. The Company expects to receive rebates amounting $22, 455 from various levels of the local government ($9,980 from the Liaoning Provincial Government, $9,980 from the Shenyang Municipal Government, and $2,495 from the Hunnan New District Government in Shenyang.)

(c)
On January 21, 2010, the Company entered into a securities purchase agreement with certain institutional investors pursuant to which we sold such investors 5,777,932 of our common shares at a price of $14.37 per share, together with two series of warrants to purchase an additional 2,888,968 shares.  2,099,823 of the warrants are exercisable at $16.90 per share and the remainder are exercisable at $16.91 per share.  All of the warrants will be initially exercisable six months after January 21, 2010 and will remain exercisable for a five-year period thereafter.  The gross proceeds of the offering (which closed on January 21, 2010) was $83,000.

EXHIBIT INDEX

Exhibit No.	Description of Document

1.1
Amended and Restated Memorandum of Association of A-Power Energy Generation Systems, Ltd. (incorporated by reference to Exhibit 1.1 of Amendment No. 1 to the annual report on Form 20-F (file no. 001-33820) filed with the Securities and Exchange Commission on December 2, 2009)

1.2
Amended and Restated Articles of Association of A-Power Energy Generation Systems, Ltd. (incorporated by reference to Exhibit 1.2 of Amendment No. 1 to the annual report on Form 20-F (file no. 001-33820) filed with the Securities and Exchange Commission on December 2, 2009)

2.1
Form of Unit Purchase Option granted to EarlyBird Capital, Inc., as representative of the underwriters (incorporated by reference to Exhibit 4.4 of the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on May 17, 2005)

2.2
Amendment to Unit Purchase Option granted to EarlyBird Capital, Inc., as representative of the underwriters, dated April 16, 2007 (incorporated by reference to Exhibit 4.7 of the annual report on Form 10-KSB of Chardan South China Acquisition Corporation (file no. 000-51432-07771156) filed with the Securities and Exchange Commission on April 17, 2007)

2.3
Form of Warrant Agreement between Continental Stock Transfer & Trust Company and A-Power Energy Generation Systems, Ltd. (as successor to Chardan South China Acquisition Corporation) (incorporated by reference to Exhibit 4.5 of Amendment No. 3 to the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on July 28, 2005)

2.4
Warrant Clarification Agreement with Continental Stock Transfer & Trust Company, dated April 16, 2007 (incorporated by reference to Exhibit 4.6 of the annual report on Form 10-KSB of Chardan South China Acquisition Corporation (file no. 000-51432-07771156) filed with the Securities and Exchange Commission on April 17, 2007)

2.5
Registration Rights Agreement among A-Power Energy Generation Systems, Ltd. (as successor to Chardan China Acquisition Corp. III) and Li Zhang, Kerry Propper, Jiangnan Huang, Chardan Capital Partners and SUJG, Inc. (incorporated by reference to Exhibit 10.11 of the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on May 17, 2005)

4.1
Stock Purchase Agreement, dated April 14, 2007, between A-Power Energy Generation Systems, Ltd. (as successor to Chardan South China Acquisition Corporation and China Energy Technology Limited) and Jinxiang Lu (incorporated by reference to Annex A of the proxy statement/prospectus contained in the registration statement on Form S-4 (file no. 333-142894) originally filed with the Securities and Exchange Commission on May 11, 2007)

4.2
Form of Agreement and Plan of Merger between Chardan South China Acquisition Corporation and China Energy Technology Limited (incorporated by reference to Exhibit 2.2 of our registration statement on Form S-4 (file no. 333-142894) filed with the Securities and Exchange Commission on May 11, 2007)

4.3
Investment Management Trust Agreement between A-Power Energy Generation Systems, Ltd. (as successor to Chardan China Acquisition Corp. III) and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.7 of the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on May 17, 2005)

4.4
Form of Stock Escrow Agreement among A-Power Energy Generation Systems, Ltd. (as successor to Chardan China Acquisition Corp. III), Continental Stock Transfer & Trust Company, and Li Zhang, Kerry Propper, Jiangnan Huang, Chardan Capital Partners and SUJG, Inc. (incorporated by reference to Exhibit 10.8 of the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on May 17, 2005)

4.5
Letter Agreement between Chardan China Acquisition Corp. III and Chardan Capital, LLC regarding administrative support for period between initial public offering and effective date of business combination or liquidation of Chardan China Acquisition Corp. III (incorporated by reference to Exhibit 10.9 of the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on May 17, 2005)

4.6
Letter Agreement, dated April 30, 2005, among A-Power Energy Generation Systems, Ltd. (as successor to Chardan China Acquisition Corp. III), EarlyBird Capital, Inc. and Dr. Richard D. Propper (incorporated by reference to Exhibit 10.1 of the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on May 17, 2005)

4.7
Letter Agreement, dated April 30, 2005, among A-Power Energy Generation Systems, Ltd. (as successor to Chardan China Acquisition Corp. III), EarlyBird Capital, Inc. and Li Zhang (incorporated by reference to Exhibit 10.2 of the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on May 17, 2005)

4.8
Letter Agreement, dated April 30, 2005, among A-Power Energy Generation Systems, Ltd. (as successor to Chardan China Acquisition Corp. III), EarlyBirdCapital, Inc. and Kerry Propper (incorporated by reference to Exhibit 10.3 of the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on May 17, 2005)

4.9
Letter Agreement, dated April 30, 2005, among A-Power Energy Generation Systems, Ltd. (as successor to Chardan China Acquisition Corp. III), EarlyBirdCapital, Inc. and Jiangnan Huang (incorporated by reference to Exhibit 10.4 of the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on May 17, 2005)

4.10
Letter Agreement, dated April 30, 2005, among A-Power Energy Generation Systems, Ltd. (as successor to Chardan China Acquisition Corp. III), EarlyBirdCapital, Inc. and Chardan Capital Partners (incorporated by reference to Exhibit 10.5 of the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on May 17, 2005)

4.11
Letter Agreement, dated April 30, 2005, among A-Power Energy Generation Systems, Ltd. (as successor to Chardan China Acquisition Corp. III), EarlyBirdCapital, Inc. and SUJG, INC. (incorporated by reference to Exhibit 10.6 of the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on May 17, 2005)

4.12
Cooperation Agreement, dated September 16, 2005, between Liaoning GaoKe Energy Group Company Limited and Tsinghua University (incorporated by reference to Exhibit 10.14 of Amendment No. 2 of our registration statement on Form S-4 (file no. 333-142894) filed with the Securities and Exchange Commission on October 11, 2007)

4.13
Cooperation Agreement, dated June 25, 2005, between Liaoning GaoKe Energy Group Company Limited and China Academic Sciences Guangzhou Energy Institute (incorporated by reference to Exhibit 10.15 of Amendment No. 2 of our registration statement on Form S-4 (file no. 333-142894) filed with the Securities and Exchange Commission on October 11, 2007)

4.14
A-Power Energy Generation Systems, Ltd. 2007 Equity Plan (incorporated by reference to Annex D of the proxy statement/prospectus contained in our registration statement on Form S-4 (file no. 333-142894) originally filed with the Securities and Exchange Commission on May 11, 2007)

4.15
Form of 2007 Equity Plan Notice of Grant of Stock Option and Stock Option Agreement (for participants resident in the PRC) (incorporated by reference to Exhibit 4.15 of our Annual Report on Form 20-F (file no. 001-33820) filed with the Securities and Exchange Commission on July 11, 2008)

4.16
Form of 2007 Equity Plan Notice of Grant of Stock Option and Stock Option Agreement (for U.S. participants) (incorporated by reference to Exhibit 4.16 of our Annual Report on Form 20-F (file no. 001-33820) filed with the Securities and Exchange Commission on July 11, 2008)

4.17
Form of 2007 Equity Plan Notice of Grant of Stock Option and Stock Option Agreement (for international participants resident outside the PRC) (incorporated by reference to Exhibit 4.17 of our Annual Report on Form 20-F (file no. 001-33820) filed with the Securities and Exchange Commission on July 11, 2008)

4.18
Securities Purchase Agreement, dated June 18, 2009, between A-Power Energy Generation Systems, Ltd. and the investors named therein (incorporated by reference to Exhibit 4.18 of Amendment No. 1 to the annual report on Form 20-F (file no. 001-33820) filed with the Securities and Exchange Commission on December 2, 2009)

4.19
Form of Senior Convertible Note, dated June 19, 2009, issued by A-Power Energy Generation Systems, Ltd. (incorporated by reference to Exhibit 4.19 of Amendment No. 1 to the annual report on Form 20-F (file no. 001-33820) filed with the Securities and Exchange Commission on December 2, 2009)

4.20
Form of Warrant, dated June 19, 2009, issued by A-Power Energy Generation Systems, Ltd. (incorporated by reference to Exhibit 4.20 of Amendment No. 1 to the annual report on Form 20-F (file no. 001-33820) filed with the Securities and Exchange Commission on December 2, 2009)

4.21
Form of Put Agreement, dated June 19, 2009, between A-Power Energy Generation Systems, Ltd. and the investors named therein (incorporated by reference to Exhibit 4.21 of Amendment No. 1 to the annual report on Form 20-F (file no. 001-33820) filed with the Securities and Exchange Commission on December 2, 2009)

4.22
Pledge Agreement, dated June 19, 2009, by and among Jinxiang Lu, A-Power Energy Generation Systems, Ltd. and Hudson Bay Fund LP (incorporated by reference to Exhibit 4.22 of Amendment No. 1 to the annual report on Form 20-F (file no. 001-33820) filed with the Securities and Exchange Commission on December 2, 2009)

4.23
Letter Agreement, dated June 19, 2009, between A-Power Energy Generation Systems, Ltd. and Jinxiang Lu (incorporated by reference to Exhibit 4.23 of Amendment No. 1 to the annual report on Form 20-F (file no. 001-33820) filed with the Securities and Exchange Commission on December 2, 2009)

4.24
Registration Rights Agreement, dated June 18, 2009, by and among A-Power Energy Generation Systems, Ltd. and the investors named therein (incorporated by reference to Exhibit 4.24 of Amendment No. 1 to the annual report on Form 20-F (file no. 001-33820) filed with the Securities and Exchange Commission on December 2, 2009)

4.25
Voting Agreement, dated June 19, 2009, by and among A-Power Energy Generation Systems, Ltd., Jinxiang Lu and John S. Lin (incorporated by reference to Exhibit 4.25 of Amendment No. 1 to the annual report on Form 20-F (file no. 001-33820) filed with the Securities and Exchange Commission on December 2, 2009)

4.26
Lock-up Agreement, dated June 19, 2009, between A-Power Energy Generation Systems, Ltd. and each of Jinxiang Lu and John S. Lin (incorporated by reference to Exhibit 4.26 of Amendment No. 1 to the annual report on Form 20-F (file no. 001-33820) filed with the Securities and Exchange Commission on December 2, 2009)

4.27
License Agreement, dated May 23, 2007, between Liaoning GaoKe Energy Group Company Limited and Führlander AG (incorporated by reference to Exhibit 4.27 to our Annual Report on Form 20-F (file no. 001-33820) filed with the Securities and Exchange Commission on June 30, 2009)

4.28
Know-how License Use Agreement, dated January 12, 2009, by and among Liaoning GaoKe Energy Group Company Limited, Shenyang Lucky Wind Power Equipments Co., Ltd and Führlander AG (incorporated by reference to Exhibit 4.28 to our Annual Report on Form 20-F (file no. 001-33820) filed with the Securities and Exchange Commission on June 30, 2009)

4.29
License Agreement, dated February 16, 2007, between Liaoning GaoKe Energy Group Company Limited and Norwin A/S (incorporated by reference to Exhibit 4.29 to our Annual Report on Form 20-F (file no. 001-33820) filed with the Securities and Exchange Commission on June 30, 2009)

4.30
Technology License Use Agreement, dated January 12, 2009, by and among Liaoning GaoKe Energy Group Company Limited, Shenyang Gold Lucky Electric Power Equipments Co., Ltd and Norwin A/S (incorporated by reference to Exhibit 4.30 to our Annual Report on Form 20-F (file no. 001-33820) filed with the Securities and Exchange Commission on June 30, 2009)

4.31
Form of Conversion Agreement between A-Power Energy Generation Systems, Ltd. and the investors named therein (incorporated by reference to Exhibit 99.2 of our Form 6-K (file no. 001-33820) filed with the Securities and Exchange Commission on December 21, 2009)

4.32
Form of Confirmation Letter between A-Power Energy Generation Systems, Ltd. and the investors named therein (incorporated by reference to Exhibit 99.3 of our Form 6-K (file no. 001-33820) filed with the Securities and Exchange Commission on December 21, 2009)

4.33
Form of Securities Purchase Agreement, dated January 21, 2010, between A-Power Energy Generation Systems, Ltd. and the investors named therein (incorporated by reference to Exhibit 99.1 of our Form 6-K (file no. 001-33820) filed with the Securities and Exchange Commission on January 21, 2010)

4.34
Form of [A/B] Warrant, dated January 21, 2010, issued by A-Power Energy Generation Systems, Ltd. (incorporated by reference to Exhibit 99.2 of our Form 6-K (file no. 001-33820) filed with the Securities and Exchange Commission on January  21, 2010)

4.35
Form of Registration Rights Agreement, dated January 21, 2010,by and among A-Power Energy Generation Systems, Ltd. and the investors named therein (incorporated by reference to Exhibit 99.3 of our Form 6-K (file no. 001-33820) filed with the Securities and Exchange Commission on January 21, 2010)

4.36
Form of Voting Agreement , dated January 21, 2010, by and among A-Power Energy Generation Systems, Ltd., Jinxiang Lu and John S. Lin (incorporated by reference to Exhibit 99.4 of our Form 6-K (file no. 001-33820) filed with the Securities and Exchange Commission on January 21, 2010)

4.37
Form of Lock-up Agreement, dated January 21, 2010, between A-Power Energy Generation Systems, Ltd. and each of Jinxiang Lu and John S. Lin (incorporated by reference to Exhibit 99.5 of our Form 6-K (file no. 001-33820) filed with the Securities and Exchange Commission on January 21, 2010)

4.38**	Agreement for Product Design & Development and Licensing of Wind Turbine Technology, dated December 30, 2009, by and between A-Power Energy Generation Systems, Ltd. and W2E Technologies GmbH

4.39*	Memorandum of Understanding on Framework of Cooperation, dated January 28, 2008, between A-Power Energy Generation Systems, Ltd. and Furhlander AG

4.40*	Amended and Restated Limited Liability Company Agreement, dated December 16, 2009, between United States Renewable Energy Group Wind Partners I, LLC and Shenyang Power Group Company

4.41*	Amendment No. 1 to Amended and Restated Limited Liability Company Agreement, dated February 12, 2010, between United States Renewable Energy Group Wind Partners I, LLC and Shenyang Power Group

4.42	Stock Purchase Agreement, dated September 19, 2009, between Liaoning GaoKe Energy Group Company Limited and EVATECH Co. Ltd (incorporated by reference to Exhibit 99.1 of our Form 6-K (file no. 001-33820) filed with the Securities and Exchange Commission on December 2, 2009)

8.1*	List of Subsidiaries

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

* Filed with this Annual Report on Form 20-F.

** A portion of the Exhibit was omitted and has been filed separately with the Secretary of the Commission pursuant to an SEC order granting confidential treatment thereof. Filed with this Annual Report on Form 20-F

± This certification is furnished pursuant to Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code and will not be deemed filed for purposes of Section 18 of the Exchange Act, or otherwise subject to liability of that section. This certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act.